As filed with the Securities and Exchange Commission on February 7, 2022

No. 333-261780

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NOBLE FINCO LIMITED

(Exact name of registrant as specified in its charter)

England and Wales	1381	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Noble Finco Limited

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

Tel: (281) 276-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William E. Turcotte

Noble Finco Limited

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

(281) 276-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sean T. Wheeler, P.C. Debbie P. Yee, P.C. Julia Danforth Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Richard Spedding Travers Smith LLP 10 Snow Hill London, EC1A 2AL United Kingdom +44 20 7295 3000	Klaus Greven Kristensen The Drilling Company of 1972 A/S Lyngby Hovedgade 85 2800 Kgs. Lyngby Denmark +45 63 36 00 00	Connie Milonakis Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer  Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two documents:

•

a proxy statement/prospectus (which is herein referred to as the “proxy statement/prospectus”) that will be used in connection with (i) the Noble Corporation (“Noble”) extraordinary general meeting being held on                , 2022 (which is herein referred to as the “General Meeting”), to, among other things, vote to adopt the business combination agreement, dated as of November 10, 2021 (the “Business Combination Agreement”), by and among Noble, The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling” or together with its subsidiaries, the “Maersk Drilling Group”), Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Noble (“Topco”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco (“Merger Sub”), and to approve the transactions contemplated thereby and (ii) the issuance of securities to Noble shareholders in connection with the merger as contemplated by the Business Combination Agreement; and

•

an offering document (which is herein referred to as the “exchange offer prospectus”) that will be used in connection with Topco’s offer to exchange each ordinary share, nominal value DKK 10 per share, of Maersk Drilling (which are herein referred to as “Maersk Drilling Shares”) for 1.6137 newly and validly issued, fully paid and non-assessable A ordinary shares, par value $0.00001 per share, of Topco (the “Topco Shares”) or, at the election of a shareholder, cash consideration as described herein.

The proxy statement/prospectus and the exchange offer prospectus will be identical in all substantive respects, except that certain sections will be eliminated or replaced with alternative pages, or additional pages will be included, in the exchange offer prospectus, as set forth in the table below:

Proxy Statement/Prospectus		Exchange Offer Prospectus
Section	Page	Section	Page
Proxy Statement/Prospectus Cover Page	Front Cover	Exchange Offer Prospectus Cover Page	ALT-1
Notice of the Extraordinary General Meeting of Noble Corporation	Inside Cover	None	—
Questions and Answers—About the Extraordinary General Meeting	ix	Questions and Answers—About the Offer and the Business Combination	ALT-3
Summary	1	Summary of the Prospectus	ALT-13
The Extraordinary General Meeting	65	None	—
Material Tax Considerations (1)	125	Material Tax Considerations (1)	ALT-20
Householding Information	289	None	—
Exchange Offer Prospectus	Annex I	Draft Offer Document (2)	ALT-

(1)

The section entitled “Material Tax Considerations” in the proxy statement/prospectus summarizes certain material tax considerations to holders of Noble Shares and the section entitled “ Material Tax Considerations” in the exchange offer prospectus summarizes certain material tax considerations to holders of Maersk Drilling Shares.

(2)

The exchange offer document will form the main part of the exchange offer prospectus. The draft of the Offer Document, which is to be filed by amendment, does not constitute an offer and has not been and will not be reviewed or approved by the Danish Financial Supervisory Authority (Finanstilsynet) (which is herein referred to as the “DFSA”). The sections and captions in the Offer Document will be numbered in accordance with DFSA rules and regulations and the order of chapters and therefore the table of contents and cross-references, as well as the page numbers, will be different.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2022

LETTER TO SHAREHOLDERS OF NOBLE CORPORATION

Noble Corporation

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

Dear Noble Corporation Shareholders:

You are cordially invited to attend an extraordinary general meeting of Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble”), which will be held on                 , 2022 at                a.m., Central Time, at                  (the “General Meeting”). In the interest of public health, and due to the impact of the coronavirus (“COVID-19”), we are also planning for the General Meeting to be held virtually over the Internet, but the physical location of the General Meeting will remain at the location specified above for the purposes of Noble’s amended and restated memorandum and articles of association.

On November 10, 2021, Noble entered into a Business Combination Agreement (the “Business Combination Agreement”) with Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Noble (“Topco”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling”), pursuant to which, among other things, (i) (x) Noble will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Topco and (y) the ordinary shares, par value $0.00001 per share, of Noble (“Noble Shares”) will convert into an equivalent number of A ordinary shares, par value $0.00001 per share, of Topco (the “Topco Shares”), and (ii) (x) Topco will make a voluntary tender exchange offer to Maersk Drilling’s shareholders (the “Offer” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding shares of Maersk Drilling, nominal value DKK 10 per share (“Maersk Drilling Shares”) are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of a compulsory purchase.

At the General Meeting, Noble shareholders will be asked to consider and vote upon: (i) a proposal, as a special resolution (the “Business Combination Proposal”), to approve the Business Combination between Noble and Maersk Drilling, which will be effected through the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, (ii) a proposal, as an ordinary resolution (the “NYSE Proposal”), to approve, for purpose of complying with the applicable listing rules of The New York Stock Exchange (the “NYSE”), the issuance of the Topco Shares in connection with the Business Combination, and (iii) a proposal, as an ordinary resolution (the “Advisory Compensation Proposal” and collectively, with the Business Combination Proposal and the NYSE Proposal, the “Business Combination Proposals”), to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to Noble’s named executive officers that is based on or otherwise relates to the Business Combination.

As further described in the accompanying proxy statement/prospectus, at the effective time of the Merger (the “Merger Effective Time”), subject to the terms and conditions set forth in the Business Combination Agreement:

•	each Noble Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share;

•

each penny warrant to purchase Noble Shares issued and outstanding immediately prior to the Merger Effective Time will cease to represent the right to acquire Noble Shares and shall be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Noble Shares underlying such penny warrant, rounded to the nearest whole share;

•

each warrant to purchase Noble Shares (other than penny warrants) issued and outstanding immediately prior to the Merger Effective Time will be converted automatically into a warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable warrant agreement; and

•

each award of restricted share units representing the right to receive Noble Shares, or value based on the value of Noble Shares (each, a “Noble RSU Award”) that is outstanding immediately prior to the Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time.

As further described in the exchange offer prospectus and subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the DFSA, Topco has agreed to commence the Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Offer is conditioned upon, among other things, holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%). In the Offer, Maersk Drilling shareholders may exchange each Maersk Drilling Share for 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares (the “Exchange Ratio”), and will have the ability to elect cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million. A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected. Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling restricted stock unit award (a “Maersk Drilling RSU Award”) that is outstanding immediately prior to the acceptance time of the Offer (the “Acceptance Time”) is converted, at the Acceptance Time, into the right to receive, on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

As further described in the accompanying proxy statement/prospectus, concurrently with the entry into the Business Combination Agreement, APMH Invest A/S (“APMH Invest”), which holds approximately 41.6% of the issued and outstanding Maersk Drilling Shares, entered into an irrevocable undertaking with Noble, Topco and Maersk Drilling, pursuant to which APMH Invest has, among other things, agreed to (a) accept the Offer in respect of the Maersk Drilling Shares that it owns and not withdraw such acceptance; (b) waive the right to receive any cash consideration in the Offer; (c) not vote in favor of any resolution to approve a competing alternative proposal and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns.

In addition, as further described in the accompanying proxy statement/prospectus, concurrently with the entry into the Business Combination Agreement, Noble and Maersk Drilling entered into voting agreements (collectively, the “Voting Agreements”) with certain funds and accounts for which Pacific Investment Management Company LLC serves as investment manager, adviser or sub-adviser, as applicable, certain funds and accounts for which Canyon Capital Advisors LLC and/or one of its affiliates serves as investment manager, advisor or co-advisor, as

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applicable, and certain funds advised by GoldenTree Asset Management LP (each, a “Noble Supporting Shareholder”), which collectively hold approximately 53% of the issued and outstanding Noble Shares. Pursuant to the Voting Agreements, each Noble Supporting Shareholder has, among other things, agreed to (a) consent to and vote (or cause to be voted) its Noble Shares (i) in favor of all matters, actions and proposals contemplated by the Business Combination Agreement for which Noble shareholder approval is required and any other matters, actions or proposals required to consummate the Business Combination in accordance with the Business Combination Agreement, and (ii) among other things, against any competing alternative proposal; (b) be bound by certain other covenants and agreements relating to the Business Combination and (c) subject to certain exceptions, be bound by certain transfer restrictions with respect to a portion of their securities.

In addition to the Business Combination Proposals, Noble shareholders are being asked to consider and vote upon a proposal to adjourn the General Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies if there are insufficient votes for the approval of the Business Combination Proposals, (b) if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Noble has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Noble shareholders prior to the General Meeting (the “Adjournment Proposal”). The Adjournment Proposal will be presented to Noble shareholders only in the event that there are insufficient votes for the approval of the Business Combination Proposals, if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or to allow reasonable time for the filing or mailing of certain supplemental or amended disclosures. Each of the proposals to be presented to the Noble shareholders is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully.

The Noble Shares are currently listed on the NYSE under the symbol “NE.” Upon the closing of the Business Combination (the “Closing”), the Noble Shares will be delisted from the NYSE. Topco intends to apply to list the Topco Shares on the NYSE under the symbol “                ” and on Nasdaq Copenhagen under the symbol “                ”, upon the Closing. Noble cannot assure you that the Topco Shares will be approved for listing on the NYSE or Nasdaq Copenhagen.

With respect to Noble and the Noble Shares, the accompanying proxy statement/prospectus serves as a proxy statement for the General Meeting, where Noble shareholders will vote on, among other things, proposals to approve the Business Combination and adopt the Business Combination Agreement, as well as a prospectus for the Topco Shares to be issued to Noble shareholders and warrantholders in the Merger and to Maersk Drilling shareholders in connection with the Offer.

The Closing is conditioned on the satisfaction or waiver of the conditions set forth in the Business Combination Agreement. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties.

Noble is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournments or postponements of the General Meeting. Information about the General Meeting, the Business Combination, the Merger and other related business to be considered by the Noble shareholders at the General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the General Meeting, all Noble shareholders are urged to read carefully the accompanying proxy statement/prospectus, including the Annexes and the accompanying financial statements of Noble and Maersk Drilling carefully and in their entirety. In particular, you are urged to read carefully the section entitled “Risk Factors” beginning on page 27 of the accompanying proxy statement/prospectus.

After careful consideration, the Noble Board has approved the Business Combination Agreement and the Business Combination, and recommends that Noble shareholders vote “FOR” the Business Combination

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Proposal, “FOR” the NYSE Proposal, “FOR” the Advisory Compensation Proposal and “FOR” all other proposals presented to Noble shareholders in the accompanying proxy statement/prospectus. When you consider the Noble Board’s recommendation of these proposals, you should keep in mind that certain Noble directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. Please see the section entitled “The Business Combination—Interests of Noble’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for additional information.

Approval of the Business Combination Proposal requires the affirmative vote of holders of at least two-thirds of the Noble Shares that are entitled to vote and are voted at the General Meeting. Approval of the NYSE Proposal, the Advisory Compensation Proposal and the Adjournment Proposal each require the affirmative vote of holders of a majority of Noble Shares that are entitled to vote and are voted at the General Meeting.

Your vote is very important. Whether or not you plan to attend the General Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to ensure that your shares are represented at the General Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the General Meeting. The transactions contemplated by the Business Combination Agreement, including the Merger, will be consummated only if the Business Combination Proposal is approved at the General Meeting. Each of the NYSE Proposal and the Advisory Compensation Proposal is conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the General Meeting. If you fail to return your proxy card, and do not attend the General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting. If you are a shareholder of record and you attend the General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

On behalf of the Noble Board, I would like to thank you for your support of Noble and look forward to a successful completion of the Business Combination.

                , 2022

Sincerely,

Robert W. Eifler
Chief Executive Officer and Director

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated                     , 2022, and is expected to be first mailed or otherwise delivered to Noble shareholders on or about                 , 2022.

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ADDITIONAL INFORMATION

This document incorporates important business and financial information about Noble filed with the SEC that is not included in or delivered with this document. You can obtain any of the documents filed with the SEC by Noble at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference into this document, at no cost, by contacting Noble. Please see “Where You Can Find More Information” for more details. In order to receive timely delivery of the documents in advance of the special meeting of Noble shareholders, you should make your request to Noble at 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478, (281) 276-6100, no later than             , 2022 or five trading days prior to the General Meeting.

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus or the exchange offer prospectus describes other than those contained in this proxy statement/prospectus and the exchange offer prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by Topco, Noble or Maersk Drilling. This proxy statement/prospectus and the exchange offer prospectus do not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus or the exchange offer prospectus nor any distribution of securities made under this proxy statement/prospectus or the exchange offer prospectus will, under any circumstances, create an implication that there has been no change in the affairs of Topco, Noble or Maersk Drilling since the date of this proxy statement/prospectus or the exchange offer prospectus or that any information contained herein is correct as of any time subsequent to such date.

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NOTICE OF EXTRAORDINARY GENERAL MEETING

OF NOBLE CORPORATION

TO BE HELD ON                 , 2022

To the Shareholders of Noble Corporation:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble”), will be held on                 , 2022 at            a.m., Central Time, at                  (the “General Meeting”). In the interest of public health, and due to the impact of the coronavirus, we are also planning for the General Meeting to be held virtually over the Internet, but the physical location of the General Meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. You are cordially invited to attend the General Meeting to conduct the following items of business and/or consider, and if thought fit, approve the following resolutions:

1.

Business Combination Proposal—RESOLVED, as a special resolution (the “Business Combination Proposal”), that the business combination between Noble and The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling” or together with its subsidiaries, the “Maersk Drilling Group”), which will be effected through the Business Combination Agreement (including the Plan of Merger exhibited thereto as Exhibit C), dated as of November 10, 2021 (as it may be amended from time to time, the “Business Combination Agreement”), by and among Noble, Maersk Drilling, Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Noble (“Topco”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco (“Merger Sub”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, pursuant to which, among other things, (i) (x) Noble will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Topco and (y) the ordinary shares, par value $0.00001 per share, of Noble (“Noble Shares”) will convert into an equivalent number of A ordinary shares, par value $0.00001 per share, of Topco (the “Topco Shares”), and (ii) (x) Topco will make a voluntary tender exchange offer to Maersk Drilling’s shareholders (the “Offer” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding shares, nominal value DKK 10 per share, of Maersk Drilling (“Maersk Drilling Shares”) are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of a compulsory purchase, be approved.

2.

NYSE Proposal—RESOLVED, as an ordinary resolution (the “NYSE Proposal”), a proposal to approve, assuming the Business Combination Proposal is approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of the Topco Shares in connection with the Business Combination.

3.

Advisory Compensation Proposal—RESOLVED, as an ordinary resolution (the “Advisory Compensation Proposal” and collectively, with the Business Combination Proposal and the NYSE Proposal, the “Business Combination Proposals”), a proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to Noble’s named executive officers that is based on or otherwise relates to the Business Combination.

4.

Adjournment Proposal—RESOLVED, as an ordinary resolution (the “Adjournment Proposal”), to adjourn the General Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies if there are insufficient votes for the approval of Proposal Nos. 1 through 3, (b) if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Noble has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Noble shareholders prior to the General Meeting.

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The record date for the General Meeting is                 , 2022, and only shareholders at the close of business on that date may vote at the General Meeting or any adjournment thereof.

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, in connection with the Business Combination:

•	each Noble Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share;

•

each penny warrant to purchase Noble Shares issued and outstanding immediately prior to the Merger Effective Time will cease to represent the right to acquire Noble Shares and shall be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Noble Shares underlying such penny warrant, rounded to the nearest whole share;

•

each warrant to purchase Noble Shares (other than penny warrants) issued and outstanding immediately prior to the Merger Effective Time will be converted automatically into a warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable warrant agreement; and

•

each award of restricted share units representing the right to receive Noble Shares, or value based on the value of Noble Shares (each, a “Noble RSU Award”) that is outstanding immediately prior to the Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time.

As further described in this proxy statement/prospectus, concurrently with the entry into the Business Combination Agreement, APMH Invest A/S (“APMH Invest”), which holds approximately 41.6% of the issued and outstanding Maersk Drilling Shares, entered into an irrevocable undertaking with Noble, Topco and Maersk Drilling, pursuant to which APMH Invest has, among other things, agreed to (a) accept the Offer in respect of the Maersk Drilling Shares that it owns and not withdraw such acceptance; (b) waive the right to receive any cash consideration in the Offer; (c) not vote in favor of any resolution to approve a competing alternative proposal and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns.

In addition, as further described in this proxy statement/prospectus, concurrently with the entry into the Business Combination Agreement, Noble and Maersk Drilling entered into voting agreements (collectively, the “Voting Agreements”) with certain funds and accounts for which Pacific Investment Management Company LLC serves as investment manager, adviser or sub-adviser, as applicable, certain funds advised by Canyon Capital Advisors LLC and certain funds advised by GoldenTree Asset Management LP (each, a “Noble Supporting Shareholder”), which collectively hold approximately 53% of the issued and outstanding Noble Shares. Pursuant to the Voting Agreements, each Noble Supporting Shareholder has, among other things, agreed to (a) consent to and vote (or cause to be voted) its Noble Shares (i) in favor of all matters, actions and proposals contemplated by the Business Combination Agreement for which Noble shareholder approval is required and any other matters, actions or proposals required to consummate the Business Combination in accordance with the Business Combination Agreement, and (ii) among other things, against any competing alternative proposal; (b) be bound by certain other covenants and agreements relating to the Business Combination and (c) subject to certain exceptions, be bound by certain transfer restrictions with respect to a portion of their securities.

The above matters are more fully described in this proxy statement/prospectus, which also includes as Annex A, a copy of the Business Combination Agreement. You are urged to read carefully this proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of Noble and Maersk Drilling.

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The closing of the Business Combination is conditioned upon the approval of the Business Combination Proposal and the NYSE Proposal. Each of the NYSE Proposal and the Advisory Compensation Proposal is conditioned upon the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Approval of the Business Combination Proposal requires the affirmative vote of holders of at least two-thirds of the Noble Shares that are entitled to vote and are voted at the General Meeting. Approval of the NYSE Proposal, the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the Noble Shares that are entitled to vote and are voted at the General Meeting. The Noble Board recommends that you vote “FOR” each of these proposals.

By Order of the Board of Directors

Robert W. Eifler
Chief Executive Officer and Director

Sugar Land, TX

                , 2022

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Annex A: Business Combination Agreement

Annex B: Form of Topco Articles of Association

Annex C: Undertaking

Annex D: Form of Voting Agreement

Annex E: Form of Relationship Agreement

Annex F: Form of Registration Rights Agreement

Annex G: Written Opinion of Ducera

Annex H: Written Opinion of J.P. Morgan

Annex I: Exchange Offer Prospectus

ABOUT THIS PROXY STATEMENT/PROSPECTUS AND THE EXCHANGE OFFER PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), by Topco (File No. 333-                 ), constitutes a prospectus of Topco under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Topco Shares to be issued to Noble shareholders and warrant holders in the Merger and Maersk Drilling shareholders in the Offer, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the General Meeting at which Noble shareholders will be asked to consider and vote upon the Business Combination Proposals to, among other matters approve the Business Combination and adopt the Business Combination Agreement.

CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS AND THE EXCHANGE OFFER PROSPECTUS

In this proxy statement/prospectus and the exchange offer prospectus, unless otherwise specified or the context otherwise requires:

•	“$,” “USD” and “U.S. dollar” each refer to the United States dollar;

•	“DKK” and “kr” each refer to the Danish krone; and

•	“€,” “EUR” and “Euro” each refer to the Euro.

IMPORTANT INFORMATION ABOUT U.S. GAAP, NON-GAAP, IFRS AND

NON-IFRS FINANCIAL MEASURES

Noble’s financial statements included in this proxy statement/prospectus and the exchange offer prospectus have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

Maersk Drilling’s financial statements included in this proxy statement/prospectus and the exchange offer prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

This proxy statement/prospectus and the exchange offer prospectus includes certain references to financial measures that were not prepared in accordance with U.S. GAAP or IFRS. Noble and Maersk Drilling believe that the presentation of non-GAAP or non-IFRS results, as applicable, is useful to investors for analyzing their respective business and business trends and comparing performance to prior periods, along with enhancing investors’ ability to view Noble’s or Maersk Drilling’s results, as applicable, from management’s perspective. The presentation of this additional information should not be considered a substitute for results prepared in accordance with U.S. GAAP or IFRS. The presentation of this non-GAAP or non-IFRS information is not meant to be considered in isolation or as a substitute for Noble’s or Maersk Drilling’s consolidated financial results prepared in accordance with U.S. GAAP or IFRS, respectively.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this proxy statement/prospectus and the exchange offer prospectus are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that Noble or Maersk Drilling, as applicable, will not assert, to the fullest extent under applicable law, Noble’s or Maersk Drilling’s rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This proxy statement/prospectus and the exchange offer prospectus contain additional trademarks, service marks and trade names of others. Topco, Noble and Maersk Drilling do not intend that their use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of Noble or Maersk Drilling, by any other companies.

FREQUENTLY USED TERMS AND BASIS OF PRESENTATION

Unless otherwise stated in this proxy statement/prospectus or the exchange offer prospectus the context otherwise requires, references to:

“Acceptance Time” means the acceptance time of the Offer.

“Adjournment Proposal” means the proposal to approve to adjourn the General Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies if there are insufficient votes for the approval of Proposal Nos. 1 through 3, (b) if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Noble has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Noble shareholders prior to the General Meeting.

“Advisory Compensation Proposal” means the proposal to approve, on a non-binding advisory basis, certain compensation that may be paid or become payable to Noble’s named executive officers that is based on or otherwise relates to the Business Combination.

“APMH” means A.P. Møller Holding A/S.

“APMH Invest” means APMH Invest A/S.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Merger and the Offer.

“Business Combination Agreement” means the Business Combination Agreement, dated November 10, 2021, by and among Topco, Merger Sub, Noble and Maersk Drilling, as it may be amended from time to time.

“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.

“Cayman Companies Act” means the Companies Act (2021 Revision) of the Cayman Islands.

“Closing” means the closing of the transactions contemplated by the Business Combination Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act 2006 of the United Kingdom, as amended from time to time.

“Court” means the High Court of Justice in England and Wales.

“COVID-19” means the novel coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“DFSA” means the Danish Financial Supervisory Authority.

“EU Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

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“General Meeting” means the extraordinary general meeting of Noble which will be held on                 , 2022 at                , Central Time, at                .

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IAS” means the International Accounting Standard.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards as issued by the IASB.

“Investor Manager” means certain funds and accounts for which Pacific Investment Management Company LLC serves as investment manager, adviser or sub-adviser, as applicable.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Maersk Drilling” means The Drilling Company of 1972 A/S, a Danish public limited liability company.

“Maersk Drilling Facilities Agreements” means the Syndicated Facilities Agreement and the DSF Facility Agreement.

“Maersk Drilling Share” means a share of nominal value DKK 10 held in the capital of Maersk Drilling.

“Merger” means the merger of Noble with and into Merger Sub, with Merger Sub surviving such merger as a wholly owned subsidiary of Topco.

“Merger Effective Time” means the time the Merger becomes effective.

“Merger Sub” means Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco.

“Minimum Acceptance Condition” means the acquisition by Topco of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%).

“Nasdaq Copenhagen” means Nasdaq Copenhagen A/S.

“NCA” means the Norwegian Competition Authority (Konkurransetilsynet).

“Noble” means Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability.

“Noble Articles” means Noble’s amended and restated memorandum and articles of association.

“Noble Board” means the board of directors of Noble.

“Noble Merger Surviving Entity” means Merger Sub as the surviving entity and a direct wholly owned subsidiary of Topco following the Merger.

“Noble RSU Award” means each award of restricted share units representing the right to receive Noble Shares, or value based on the value of Noble Shares.

“Noble Shares” means the ordinary shares, par value $0.00001 per share, of Noble.

“Noble Supporting Shareholders” means the Investor Manager, certain funds and accounts for which Canyon Capital Advisors LLC and/or one of its affiliates serves as investment manager, advisor or co-advisor, as applicable, and certain funds advised by GoldenTree Asset Management LP, each of which have entered into Voting Agreements.

“Noble Warrants” means the warrants to purchase Noble Shares issued pursuant to the Noble Warrant Agreements.

“Noble Warrant Agreements” means, collectively, (i) the Tranche 1 Warrant Agreement, dated as of February 5, 2021, by and among Noble, Computershare Inc. and Computershare Trust Company, N.A.; (ii) the Tranche 2 Warrant Agreement, dated as of February 5, 2021, by and among Noble, Computershare Inc. and Computershare Trust Company, N.A.; and (iii) the Tranche 3 Warrant Agreement, dated as of February 5, 2021, by and among Noble, Computershare Inc. and Computershare Trust Company, N.A.

“NYSE” means the New York Stock Exchange.

“NYSE Proposal” means the proposal to approve, assuming the Business Combination Proposal is approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of the Topco Shares in connection with the Business Combination.

“Offer” means the voluntary recommended tender exchange offer by Topco to Maersk Drilling’s shareholders.

“Offer Document” means an offer document with respect to the Offer approved by the DFSA in accordance with the Takeover Order.

“Offer Period” means a period commencing as soon practically possible after the Offering Circular and the Offer Document have been approved by the DFSA with an expected duration of at least four weeks.

“Offering Circular” means one or more prospectuses (or similar exemption document prepared in reliance on an applicable exemption under the EU Prospectus Regulation and in accordance with the requirements of Commission Delegated Regulation (EU) 2021/528 of 16 December 2020) to be prepared by Topco and/or Noble pursuant to the EU Prospectus Regulation.

“Penny Warrant Agreement” means the Penny Warrant Agreement, dated as of February 5, 2021, by and between Noble, Computershare Inc. and Computershare Trust Company, N.A.

“Penny Warrants” means the warrants to purchase Noble Shares issued pursuant to the Penny Warrant Agreement.

“Relationship Agreement” means that certain agreement to be entered into at the Closing by and among Topco, Noble, the Investor Manager and APMH Invest, which will set forth certain director designation rights following the Closing. A form of the Relationship Agreement is attached to this proxy statement/prospectus and the exchange offer prospectus as Annex E.

“RRA” means that certain registration rights agreement to be entered into at the Closing by and between Topco and APMH Invest, pursuant to which, among other things, and subject to certain limitations set forth therein, APMH Invest will have customary demand and piggyback registration rights. A form of the RRA is attached to this proxy statement/prospectus and the exchange offer prospectus as Annex F.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Takeover Order” means the DFSA’s Executive Order on Takeover Bids, Executive Order no. 636/2020 of 15 May 2020 (“Bekendtgørelse om Overtagelsestilbud”).

“Topco” means Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Noble.

“Topco Articles of Association” means the articles of association for Topco that will be adopted and take effect at the Acceptance Time. A form of the Topco Articles of Association is attached to this proxy statement/prospectus and the exchange offer prospectus as Annex B.

“Topco Board” means the board of directors of Topco.

“Topco Shares” means the A ordinary shares, par value $0.00001 per share, of Topco.

“Topco Warrant” means the warrants to purchase Topco Shares, which will be issued to holders of the Noble Warrants in connection with the Merger and which will have the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable Noble Warrant Agreement.

“UK CMA” means the UK Competition and Markets Authority.

“Undertaking” means the irrevocable undertaking entered into concurrently with the execution of the Business Combination Agreement, by and among APMH Invest, Noble, Topco and Maersk Drilling.

“Voting Agreements” means the voting agreements entered into concurrently with the execution of the Business Combination Agreement, by and among Noble, Maersk Drilling and the Noble Supporting Shareholders.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE GENERAL MEETING

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the General Meeting and the proposals to be presented at the General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Noble shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the General Meeting, which will be held on                 , 2022 at                a.m., Central Time, at                , and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Q:	Why am I receiving this proxy statement/prospectus?

A:

On November 10, 2021, Noble and Maersk Drilling entered into the Business Combination Agreement to effect a business combination between the two companies. Pursuant to the Business Combination Agreement, among other things, (i) (x) Noble will merge with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of Topco and (y) the Noble Shares will convert into an equivalent number of Topco Shares, and (ii) (x) Topco will make a voluntary tender exchange offer to Maersk Drilling’s shareholders as described below (the “Offer” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of a compulsory purchase (the “Compulsory Purchase”).

In conjunction with the Business Combination, Noble shareholders are being asked to consider and vote upon, among other matters, a proposal to approve the Business Combination and to adopt the Business Combination Agreement. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. Additionally, assuming the Business Combination Proposal is approved, you are being asked to vote on the NYSE Proposal and the Advisory Compensation Proposal.

This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the General Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.

Q:	When and where is the General Meeting?

A:

The General Meeting will be held on                 , 2022 at                a.m., Central Time, at                . In the interest of public health, and due to the impact of COVID-19, Noble is also planning for the General Meeting to be held virtually over the Internet, but the physical location of the General Meeting will remain at the location specified above for the purposes of the Noble Articles.

Q:	What are the specific proposals on which I am being asked to vote at the General Meeting?

A:	The Noble shareholders are being asked to approve the following proposals:

1.

Business Combination Proposal—To adopt and approve, as a special resolution, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination (Proposal No. 1);

2.

NYSE Proposal—To adopt and approve, as an ordinary resolution, assuming the Business Combination Proposal is approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of the Topco Shares in connection with the Business Combination (Proposal No. 2);

3.

Advisory Compensation Proposal—To adopt and approve, as an ordinary resolution, on a non-binding advisory basis, certain compensation that may be paid or become payable to Noble’s named executive officers that is based on or otherwise relates to the Business Combination (Proposal No. 3); and

4.

Adjournment Proposal—To consider and vote upon a proposal to approve, as an ordinary resolution, to adjourn the General Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies if there are insufficient votes for the approval of Proposal Nos. 1 through 3, (b) if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Noble has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Noble shareholders prior to the General Meeting. The Adjournment Proposal (Proposal No. 4) will be presented to Noble shareholders only in the event that there are insufficient votes for the approval of the Business Combination Proposals, if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or to allow reasonable time for the filing or mailing of certain supplemental or amended disclosures.

After careful consideration, Noble has determined that the Business Combination Proposals and the Adjournment Proposal are in the best interests of Noble and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Noble’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Noble and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Noble’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Noble’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Are the proposals conditioned on one another?

A:

The Closing is conditioned upon the approval of the Business Combination Proposal and the NYSE Proposal. Each of the NYSE Proposal and the Advisory Compensation Proposal is conditioned upon the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event the Business Combination Proposal and the NYSE Proposal do not receive the requisite vote for approval, then Noble will not consummate the Business Combination.

Q:	What factors did the Noble Board consider in connection with its decision to recommend voting in favor of the Business Combination?

A:

The Noble Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following:

Strategic factors considered by the Noble Board:

•	World-class offshore driller. The transaction creates the youngest and highest specification fleet of scale featuring seventh generation ultra-deepwater drillships and harsh environment jackups with a

x

combined track record of industry-leading utilization. The scale and modernity of the fleet is expected to enable the combined company to operate more efficiently. The combined company will also be attractively diversified across asset classes, geographic regions and customers.

•

Accretive to all shareholders. The transaction is expected to result in $125 million of run-rate annual cost synergies within two years post-closing, with value beginning to be realized in the near term post-closing. The transaction is thus expected to be highly accretive to free cash flow per share for both Noble and Maersk Drilling shareholders in the first full year post-closing. The streamlined cost structure is also expected to further the combined company’s cost-competitiveness.

•

Enhanced customer experience and sustainability. Like Noble, Maersk Drilling has demonstrated a strong commitment to best-in-class safety performance and customer satisfaction. The modern fleet is expected to provide a robust platform for technical innovation in addition to enabling the combined company to be a first mover in sustainability initiatives.

•

Platform for strong cash flow generation and distribution. The combined company has a normalized free cash flow potential of $375 million in 2023 and onward. Additionally, the combined company is expected to have a best-in-class balance sheet with low leverage and significant liquidity, including approximately $900 million of cash, which will facilitate the return of capital to shareholders. Given the efficiency of its fleet and synergies, the combined company is also expected to have the potential to grow its cash flows faster as the global offshore market recovery continues.

•

Balanced corporate governance and leadership. The board of directors of the combined company will initially be comprised of three Maersk Drilling directors, three Noble directors (including Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, who will become chairman of the combined company) and the Chief Executive Officer of Noble, who will serve as the Chief Executive Officer of the combined company. Maersk Drilling’s Chairman, Claus V. Hemmingsen, will be one of the Maersk Drilling directors.

Other potentially favorable factors considered by the Noble Board:

•

Improved business climate. The current and prospective business climate in the offshore drilling industry, including the regulatory environment, has improved dramatically since the initial outbreak of COVID-19 and the combined company will be well-positioned among likely competitors.

•	Due diligence. The favorable results of the due diligence review of Maersk Drilling and its business conducted by Noble and its financial advisors and outside legal counsel.

•

Business Combination Agreement. The view that the terms and conditions of the Business Combination Agreement, including the covenants, closing conditions and termination provisions, are favorable to completing the transaction.

•

Fairness opinion. Ducera’s oral opinion delivered on November 9, 2021, subsequently confirmed in writing, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration was fair, from a financial point of view, to the holders of Noble Shares (other than Noble Shares held by Maersk Drilling or its affiliates).

•

Alternatives available. Potential strategic alternatives that might be available to Noble relative to the transaction, including remaining a standalone entity or other acquisition opportunities and the belief of the Noble Board that the transaction is in the best interests of Noble and its shareholders given the potential risks, rewards and uncertainties associated with each alternative, including execution and regulatory risks and achievement of anticipated synergies.

Risks and potentially negative factors considered by the Noble Board:

•	Integration risk. There are significant risks inherent in combining and integrating two companies, including that the companies may not be successfully integrated or that the expected synergies from combining the two companies may not be realized, and that successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company.

•	Failure to realize anticipated benefits. There are uncertainties in timing and execution with respect to the anticipated benefits of the transaction.

•

Implied premium. The equity being provided to Maersk Drilling’s shareholders based on the exchange ratio implies a premium of 28% to the trading price of Maersk Drilling shares as of the last trading date prior to the announcement of the transaction.

•

Fixed exchange ratio. The tender offer consideration to be received by holders of Maersk Drilling shares consists of shares based on a fixed exchange ratio and consequently the value of the consideration to be received by Maersk Drilling shareholders may increase.

•

Termination fees. The Business Combination Agreement provides that, in certain circumstances relating to the failure to receive necessary regulatory approvals from antitrust authorities, Noble could be required to pay a termination fee of $50 million to Maersk Drilling and, in certain other circumstances, a termination fee equal to $15 million.

•

Regulatory risk. The risk that regulatory approvals necessary to consummate the transaction may be delayed or not granted, which may delay or jeopardize the transaction, or that a regulatory or other body imposes restrictions or requires divestitures in connection with the transaction, compliance with which would be necessary but could adversely impact the business of the combined company.

•

Tender offer acceptance. Maersk Drilling’s obligation to close the transaction is conditioned on 80% of the then outstanding Maersk Drilling shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%) being validly tendered.

•

Restrictions on Noble’s activities. The restrictions on Noble prior to the consummation of the transaction with respect to taking actions outside the ordinary course of business, which may delay or prevent Noble from undertaking opportunities that may arise or other actions it would otherwise take pending consummation of the transaction.

•

Transaction costs. The substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of Noble and Maersk Drilling and the transaction costs to be incurred in connection with the transaction.

•

Termination fee. The $15 million termination fee that Maersk Drilling would be required to pay under the Business Combination Agreement upon termination of the Business Combination Agreement under certain circumstances would be insufficient to compensate Noble for its costs incurred in connection with the Business Combination Agreement.

•	Inability to retain employees. The possibility of losing key employees and skilled workers as a result of the transaction and the expected consolidation of Noble and Maersk Drilling personnel.

•	Loss of customers. The possibility of customer overlap or that key customers may choose not to do business with the combined company.

•

Pace of decarbonization. The pace and extent of the energy transition could pose a risk to the combined company and result in lower demand for its services. The combined company’s engagement in the energy transition may be unsuccessful or slower than investors, customers and other stakeholders prefer, which could adversely impact the combined company’s share price, reputation and demand for its products. In its efforts to facilitate decarbonization, the combined company risks investing in technologies, markets or low-carbon products that are unsuccessful or less profitable because there is limited demand for them or they result in higher costs.

The Noble Board also expects that a growing share of the combined company’s greenhouse gas emissions will be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain fossil fuel projects or make it more difficult to obtain required permits, which could have an impact on the realization of projected operating results and synergies. Additionally, investors may limit funds available for investment in companies engaged in the oil and gas industry.

•	Other risks. Other risks of the type and nature described under “Risk Factors.”

The foregoing discussion of information and factors considered by the Noble Board is not exhaustive, but the Noble Board believes it includes the material factors considered by the Noble Board. In view of the wide variety of factors considered in connection with their evaluation of the transaction and the complexity of these matters, the Noble Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Noble Board viewed their position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by them. In addition, in considering the factors described above, individual directors may have given different weights to different factors.

The factors contained in this explanation of the Noble Board’s reasons for the transaction and other information presented in this section of the proxy statement/prospectus contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “General Information—Cautionary Note Regarding Forward-Looking Statements”.

The Noble financial forecasts and Noble’s management’s forecasts for Maersk Drilling were prepared by Noble in connection with the proposed transaction prior to execution of the Business Combination Agreement. These financial forecasts were prepared by, and are the responsibility of, Noble’s management. Neither PricewaterhouseCoopers LLP, Noble’s independent registered public accounting firm, nor any other independent accountant, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Noble financial forecasts or Noble’s management’s forecasts for Maersk Drilling and, accordingly, neither PricewaterhouseCoopers LLP nor any other independent accountants express an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers LLP incorporated by reference in this proxy statement/prospectus and the exchange offer prospectus relates to Noble’s previously issued financial statements. The foregoing report does not extend to the Noble financial forecasts or Noble’s management’s forecasts for Maersk Drilling and should not be read to do so.

Q:	Why is Noble providing shareholders with the opportunity to vote on the Business Combination?

A:

The approval of the Business Combination (including the Merger) is required under the Noble Articles and the Cayman Companies Act and the approval of the NYSE Proposal is required under the rules of the NYSE. In addition, such approvals are also conditions to the closing of the Business Combination under the Business Combination Agreement.

Q:	What will happen in the Business Combination?

A:

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, Noble and Merger Sub will effect the Merger in order to redomicile Noble in the United Kingdom and Topco will make the Offer to acquire all of the issued and outstanding Maersk Drilling Shares. As a result of the Business Combination, Topco will be the ultimate parent company and own the businesses of Noble, Maersk Drilling and their respective subsidiaries. Please see the section entitled “The Business Combination” for additional information.

Noble anticipates that, following Closing, the Noble Shares will be delisted from the NYSE and such securities will be deregistered under the Exchange Act. Topco intends to apply to list the Topco Shares on the NYSE under the symbol “            ” and on Nasdaq Copenhagen under the symbol “                ” upon the Closing. The Closing is conditioned upon the approval of the Topco Shares being approved for listing on the NYSE and for admission to trading and official listing on Nasdaq Copenhagen. Topco cannot assure you that the Topco Shares will be approved for listing on NYSE or Nasdaq Copenhagen.

Q:	What will holders of Noble securities receive in the Business Combination?

A:	Subject to the terms and conditions of the Business Combination Agreement, upon consummation of the Merger:

•

each Noble Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share (the “Merger Consideration”);

•

each Penny Warrant issued and outstanding immediately prior to the Merger Effective Time will cease to represent the right to acquire Noble Shares and will be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Noble Shares underlying such Penny Warrant, rounded to the nearest whole share;

•

each Noble Warrant issued and outstanding immediately prior to the Merger Effective Time will be converted automatically into a Topco Warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such Noble Warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable Noble Warrant Agreement; and

•

each Noble RSU Award that is outstanding immediately prior to the Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time.

Q:	What will Maersk Drilling shareholders receive in the Business Combination?

A:

Subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the DFSA, Topco has agreed to commence the Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Offer is conditioned upon, among other things, holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%) (the “Minimum Acceptance Condition”). In the Offer, eligible Maersk Drilling shareholders may exchange each Maersk Drilling share for 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares (the “Exchange Ratio”), and will have the ability to elect cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million. A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected. Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling RSU Award that is outstanding immediately prior to the acceptance time of the Offer (the “Acceptance Time”) is converted, at the Acceptance Time, into the right to receive, on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

Q:	What equity stake will the current shareholders of Noble and Maersk Drilling hold in Topco after the Closing?

A:

Following the Closing, assuming all of the Maersk Drilling Shares are acquired by Topco through the Offer and no cash is paid by Topco in the Offer, Topco will own all of Noble’s and Maersk Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares (or 50.8% and 49.2%, respectively, if Topco pays $50 million in the Offer).

For more information, please see the sections entitled “The Business Combination—Ownership of Topco” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:	If the Business Combination is completed, will the Topco Shares be listed for trading?

A:

Prior to the time of delivery of the Topco Shares to the existing shareholders of Noble and Maersk Drilling pursuant to the Business Combination, Topco will apply to admit its shares to listing and trading on the NYSE, subject to official notice of issuance, and will apply for admission to trading and official listing on Nasdaq Copenhagen. The listings are intended to preserve current Noble shareholders’ and Maersk Drilling shareholders’ access to their historic trading markets in the United States and in Denmark and may further improve liquidity in Topco Shares and Topco’s access to additional equity financing sources. Nevertheless, as with listings on more than one stock exchange of certain other issuers, the liquidity in the market for Topco Shares may be adversely affected if trading is split between two markets at least in the short term and could result in price differentials of Topco Shares between the two exchanges.

Q:	How has the announcement of the Business Combination affected the trading price of the Noble Shares?

A:

On November 9, 2021, the last trading date before the public announcement of the Business Combination, the Noble Shares closed on the NYSE at $28.57. On                 , 2022, the trading date immediately prior to the date of this proxy statement/prospectus, the Noble Shares closed on the NYSE at $                .

Q:	How will Topco be managed following the Business Combination?

A:

The board of directors of the combined company (the “Topco Board”) will be comprised of seven individuals, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, who will serve as the President and Chief Executive Officer of the combined company. Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board, and Claus V. Hemmingsen, the current Chairman of the board of directors of Maersk Drilling (the “Maersk Drilling Board”), will be one of the three directors designated by Maersk Drilling.

In addition, at the Closing, Topco will enter into the Relationship Agreement with the Investor Manager and APMH Invest, which will set forth certain director designation rights of such Topco shareholders following the Closing. In particular, pursuant to the Relationship Agreement, each of the Investor Manager and APMH Invest will be entitled to designate (a) two nominees to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns no fewer than 20% of the then outstanding Topco Shares and (b) one nominee to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns fewer than 20% but no fewer than 15% of the then outstanding Topco Shares. Each nominee of the Investor Manager and APMH Invest will meet the independence standards of the NYSE with respect to Topco; provided, however, that APMH Invest shall be permitted to have one nominee who does not meet such independence standards so long as such nominee is not an employee of Topco or any of its subsidiaries.

Q:	Why is Noble proposing the Adjournment Proposal?

A:

Noble is proposing the Adjournment Proposal to allow the Noble Board to adjourn the General Meeting to a later date or dates, (A) in order to solicit additional proxies from Noble shareholders in favor of the Business Combination Proposals, (B) if as of the time for which the General Meeting is scheduled, there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting, or (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Noble has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Noble shareholders prior to the General Meeting. The Adjournment Proposal will be presented to Noble shareholders only in the event that there are insufficient votes for the approval of the Business Combination Proposals, if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or to allow reasonable time for the filing or mailing of certain supplemental or amended disclosures. Please see the section entitled “Proposal No. 4—The Adjournment Proposal” for additional information.

Q:	What happens if I sell my Noble Shares before the General Meeting?

A:

The record date for the General Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your Noble Shares after the record date but before the General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the General Meeting. If you transfer your Noble Shares prior to the record date, you will have no right to vote those shares at the General Meeting.

Q:	What vote is required to approve the proposals presented at the General Meeting?

A:

The approval of each of the NYSE Proposal, the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of holders of at least a majority of Noble Shares that are entitled to vote and are voted at the General Meeting. The approval of the Business Combination Proposal requires the affirmative vote of holders of at least two-thirds of the Noble Shares that are entitled to vote and are voted at the General Meeting. Broker non-votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the outcome of any of the proposals. Abstentions will also be counted in connection with the determination of whether a valid quorum is established and, with respect to the Business Combination Proposals and the Adjournment Proposal, will have no effect on the outcome of such proposals.

The transactions contemplated by the Business Combination Agreement, including the Merger, will be consummated only if the Business Combination Proposal is approved at the General Meeting.

Q:	How many votes do I have at the General Meeting?

A:

Noble shareholders are entitled to one vote on each proposal presented at the General Meeting for each Noble Share held of record as of                 , 2022, the record date for the General Meeting. As of the close of business on the record date, there were                 outstanding Noble Shares.

Q:	What constitutes a quorum at the General Meeting?

A:

One or more shareholders who together represent at least a majority of the issued and outstanding Noble Shares entitled to vote at the General Meeting must be present, in person or represented by proxy, at the General Meeting to constitute a quorum and in order to conduct business at the General Meeting. Broker non-votes and abstentions will be counted as present for the purpose of determining a quorum. As of the record date for the General Meeting, the presence of                Noble Shares would be required to achieve a quorum. Noble directors, executive officers and their affiliates hold approximately         % of the outstanding Noble Shares as of                         , 2022.

Q:	What interests do Noble’s current officers and directors have in the Business Combination?

A:

Certain of Noble’s current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination Proposals. These interests include potential severance payments and benefits in connection with the Business Combination to certain of Noble’s executive officers and the fact that Robert W. Eifler will serve as the President and Chief Executive Officer of Topco and Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board.

Q:	What happens if I vote against the Business Combination Proposal?

A:

If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the requisite approvals, then the Business Combination Proposal will be approved, and, assuming the satisfaction or waiver of the other conditions to the Closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the requisite approvals, then the Business Combination Proposal will fail and Noble will not consummate the Business Combination.

Q:	What are the U.S. federal income tax consequences to me of the Business Combination?

A:

In connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, Kirkland & Ellis LLP intends to render to Noble its opinion to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the tax opinion filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and the representations from Noble, Topco and Merger Sub, the Merger will qualify as a “reorganization” under Section 368(a) of the Code.

Assuming the Merger qualifies as a “reorganization” under Section 368(a) of the Code, U.S. Holders of Noble Shares that exchange such Noble Shares for Topco Shares in the Merger generally will not recognize gain or loss. However, U.S. federal income tax rules regarding reorganizations are complex and will depend on your particular circumstances.

For a more complete discussion of the U.S. federal income tax considerations of the Merger applicable to U.S. Holders, see the section entitled “Material Tax Considerations—Material U.S. Federal Income Tax Considerations to U.S. Holders—Tax Consequences of the Merger to U.S. Holders.”

All holders of Noble Shares are urged to consult their tax advisors regarding the tax consequences to them of the Merger, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:	Do I have appraisal rights or dissenters’ rights if I object to the proposed Business Combination?

A:

The Cayman Islands Companies Act provides that a shareholder of a Cayman company will be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation. However, such rights are not available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent where, upon the merger or the consolidation, the shareholder receives, amongst other things, either: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; or (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders. As a result, Noble does not expect Noble shareholders to have appraisal or dissent rights with respect to the Merger.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are a number of conditions to the Closing in the Business Combination Agreement. Topco’s obligation to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer is subject to certain customary conditions, including, among others, that (a) the Minimum Acceptance Condition shall have been satisfied, (b) Noble shareholder approval of the Business Combination shall have been obtained, (c) no law shall be in effect that prohibits or makes illegal the consummation of the Business Combination, (d) the warranties of the parties being true and correct to the standards applicable to such warranties and each of the covenants of the parties having been performed or complied with in all material respects, (e) any applicable waiting period or approvals or clearances under applicable antitrust laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (f) any applicable waiting period or approvals or clearances under applicable foreign direct investment laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (g) the registration statement of which this proxy statement/prospectus and the exchange offer prospectus form a part and the Offering Circular shall have become effective under the Securities Act and the EU Prospectus Regulation, as applicable, and shall not be subject to an effective stop order or proceeding seeking a stop order, and (h) the Topco Shares issued in the Business Combination shall have been approved for listing on the NYSE and for admission to trading and official listing on Nasdaq Copenhagen, in each case, subject to official notice of issuance and, in the case of Nasdaq Copenhagen, final approval of the Offering Circular. Maersk Drilling may require that Topco not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for the Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer if certain customary conditions are not met, including, among others, those specified above. “The Business Combination Agreement and Ancillary Documents—Conditions to Closing of the Business Combination.”

Q:	What are the termination rights under the Business Combination Agreement?

The Business Combination Agreement contains certain termination rights for both Noble and Maersk Drilling, including, among others:

(a) by the mutual written consent of Noble and Maersk Drilling (provided that the parties will meet not less than 7 days prior to the End Date (as defined below) and, if the End Date is automatically extended as provided below, to meet again not less than 7 days prior to each revised End Date) to discuss the prospects of satisfying the conditions to the Offer, and to consider in good faith whether this termination right should be exercised);

(b) by either Noble or Maersk Drilling if:

•

(i) the Acceptance Time has not occurred on or before the End Date; provided, however, that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to November 10, 2022; further provided that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to February 10, 2023 and (ii) the party seeking to terminate the Business Combination Agreement pursuant to this bullet will not have breached its obligations under the Business Combination Agreement in any manner that has been the primary cause of the failure to consummate the Business Combination on or before such date;

•

any court of competent jurisdiction has issued or entered an order permanently enjoining or otherwise prohibiting the consummation of the Business Combination and such order has become final and non-appealable; provided that the party seeking to terminate the Business Combination Agreement pursuant to this bullet will have used such endeavors as required by the Business Combination Agreement to prevent, oppose and remove such injunction;

•

the Offer has terminated or expired in accordance with its terms (subject to the rights and obligations of Topco and Noble to extend the Offer pursuant to the Business Combination Agreement) without Topco having accepted for payment any shares of Maersk Drilling pursuant to the Offer; provided that the party seeking to terminate the Business Combination Agreement pursuant to this bullet will not have breached its obligations under the Business Combination Agreement in any manner that is the primary cause of the failure to consummate the Offer;

•	the Noble shareholders have not approved the Business Combination; or

•

a final merger control decision by either the UK CMA or the NCA is issued that either prohibits one or more of the transactions contemplated by the Business Combination Agreement, or prevents the consummation of such transactions without the carrying out of a Non-Required Remedy Action;

(c) by Maersk Drilling if:

(i) Noble or Merger Sub breaches or fails to perform in any material respect any of its warranties, covenants or other agreements in the Business Combination Agreement that cannot be or is not cured in accordance with the terms of the Business Combination Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied; provided that Maersk Drilling is not then in material breach of any warranty, agreement or covenant in the Business Combination Agreement;

(ii) at any time prior to receipt of Noble shareholder approval if the Noble Board has changed its recommendation with respect to the Business Combination; or

(iii) certain actions are taken by the UK CMA, NCA or the European Commission (the “EC”) not earlier than May 1, 2022 (with respect to the UK CMA and EC) or July 1, 2022 (with respect to the NCA) (such dates, a “Trigger Date”) and not more than 30 days has passed from the applicable Trigger Date and Maersk Drilling becoming aware of the action so taken; or

(d) by Noble, (i) if Maersk Drilling breaches or fails to perform in any material respect any of its warranties, covenants or other agreements in the Business Combination Agreement that cannot be or is not cured in accordance with the terms of the Business Combination Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied; provided that Noble is not then in material breach of any warranty, agreement or covenant in the Business Combination Agreement or (ii) at any time prior to the Acceptance Time if the Maersk Drilling Board has changed its recommendation with respect to the Offer.

If the Business Combination Agreement is terminated (a) (i) in accordance with the provision described in (1) the first bullet of clause (b) above (End Date), (2) the fourth bullet of clause (b) above (No Noble Shareholder Approval), or (3) clause (c)(i) above due to a breach by Noble of its covenants relating to non-solicitation, holding the Noble shareholder meeting or endeavors to obtain regulatory approvals (Breach of Certain Noble Covenants); (ii) Noble or any other person has publicly disclosed or announced a competing alternative proposal with respect to Noble made on or after the date of the Business Combination Agreement but prior to the Noble shareholder meeting and such competing alternative proposal has not been withdrawn at least 5 days prior to the Noble shareholder meeting (or prior to the termination of the Business Combination Agreement if there has not been a shareholder meeting) and (iii) within 9 months of such termination, Noble consummates a competing acquisition proposal, or (b) by Maersk Drilling as a result of a change in recommendation by the Noble Board, then Noble will pay Maersk Drilling a termination fee equal to $15 million. Further, if the Business Combination Agreement is terminated by Maersk Drilling in accordance with the fifth bullet of clause (b) above (No Antitrust Approval), then Noble will pay Maersk Drilling a termination fee equal to $50 million.

If the Business Combination Agreement is terminated (a) (i) in accordance with the provision described in (1) the first bullet of clause (b) above (End Date), (2) the third bullet of clause (b) above (No Acceptance of Offer) or (3) clause (d)(i) above due to a breach by Maersk Drilling of its covenants relating to non-solicitation or endeavors to obtain regulatory approvals (Breach of Certain Maersk Drilling Covenants); (ii) Maersk Drilling or any other person has publicly disclosed or announced a competing alternative proposal with respect to Maersk Drilling made on or after the date of the Business Combination Agreement but prior to the termination date and such competing alternative proposal has not been withdrawn at least 5 days prior to the earlier of the expiration date of the Offer or termination of the Business Combination Agreement and (iii) within 9 months of such termination, Maersk Drilling consummates a competing acquisition proposal, or (b) by Noble as a result of a change in recommendation by the Maersk Drilling Board, then Maersk Drilling will pay Noble a termination fee equal to $15 million.

Q:	What happens if the Business Combination Agreement is terminated or the Business Combination is not consummated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated, including, among others, if the Acceptance Time has not occurred on or before August 10, 2022 (the “End Date”); provided, however, that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to November 10, 2022; further provided that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to February 10, 2023.

If the Business Combination Agreement is terminated by Maersk Drilling because a final merger control decision by a governmental entity is issued that either prohibits one or more of the transactions contemplated by the Business Combination Agreement, or prevents the consummation of such transactions without the carrying out of certain actions, then Noble will be required to pay Maersk Drilling a termination fee of $50 million. Further, if the Business Combination Agreement is terminated under certain other specified circumstances, Noble or Maersk Drilling may be required to pay the other party a termination fee equal to $15 million.

If the Business Combination Agreement is terminated or if the Business Combination is not consummated for any other reason, Noble shareholders will not receive any payment for their Noble Shares in connection with the Business Combination. Instead, Noble will remain an independent public company, and the Noble Shares will continue to be listed and traded on NYSE and registered under the Exchange Act and Noble will continue to file periodic reports with the SEC.

Please see the section entitled “The Business Combination Agreement and Ancillary Documents” for more information regarding the parties’ specific termination rights and the termination fees under these agreements.

Q:	When is the Business Combination expected to be completed?

A:	Subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, the Business Combination is expected to close in mid-2022.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement and Ancillary Documents—Conditions to Closing of the Business Combination.”

Q:	What do I need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your Noble Shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:

If you were a holder of record of Noble Shares on                 , 2022, the record date for the General Meeting, you may vote with respect to the proposals in person at the General Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your Noble Shares at the General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the General Meeting so that your Noble Shares will be voted if you are unable to attend the General Meeting. If you receive more than one proxy card, it is an indication that your Noble Shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your Noble Shares are voted. Votes submitted by mail must be received by 5:00 p.m., New York City time, on                , 2022.

Voting in Person at the Meeting. If you attend the General Meeting and plan to vote in person, you will be provided with a ballot at the General Meeting. If your Noble Shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the General Meeting. If you hold your Noble Shares in “street name,” which means your Noble Shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the Noble Shares you beneficially own are properly counted. In this regard, you must provide the record holder of your Noble Shares with instructions on how to vote your Noble Shares or, if you wish to attend the General Meeting and vote in person, you will need to bring to the General Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these Noble Shares. For additional information, please see the section entitled “General Meeting of Noble Shareholders.”

Q:	What will happen if I abstain from voting or fail to vote at the General Meeting?

A:

At the General Meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will be counted as present for purposes of determining whether a quorum is present. For purposes of approval, abstentions will not count as votes cast at the meeting with respect to the Business Combination Proposals and the Adjournment Proposal and, therefore, will have no effect on the outcome of such proposals.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by Noble without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal presented to the shareholders. The proxyholders may use their discretion to vote on any other matters which properly come before the General Meeting.

Q:	If I am not going to attend the General Meeting in person, should I return my proxy card instead?

A:

Yes. Whether you plan to attend the General Meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

In the interest of public health, and due to the impact of COVID-19, Noble is also planning for the General Meeting to be held virtually over the Internet, but the physical location of the General Meeting will remain for the purposes of Topco’s amended and restated memorandum and articles of association.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. Under the rules of various national securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee.

Noble believes that all of the proposals presented to the shareholders at this General Meeting will be considered non-discretionary and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the General Meeting. If you do not provide instructions with your proxy card, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares. This indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted for the purposes of determining the existence of a quorum but will not be counted for purposes of determining the number of votes cast at the General Meeting. Your broker, bank or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker, bank or other nominee to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. You may change your vote by sending a later-dated, signed proxy card to Noble at the address listed below so that it is received by Noble prior to the General Meeting or attend the General Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Noble, which must be received by Noble prior to the General Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the General Meeting?

A:

Noble will pay the cost of soliciting proxies for the General Meeting. Noble has engaged                 to assist in the solicitation of proxies for the General Meeting. Noble has agreed to pay                a fee of $                 , plus disbursements, and will reimburse                 for its reasonable out-of-pocket expenses and indemnify                  and its affiliates against certain claims, liabilities, losses, damages and expenses. Noble will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Noble Shares for their expenses in forwarding soliciting materials to beneficial owners of Noble Shares and in obtaining voting instructions from those owners. The directors, officers and employees of Noble may also solicit proxies by telephone, by facsimile, by mail, on the Internet, or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Noble Corporation

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

(281) 276-6100

Attention: Craig M. Muirhead

Email: investors@noblecorp.com

You may also contact the proxy solicitor for Noble at:

Individuals, please call toll-free:

Banks and brokerage, please call:

Email:

To obtain timely delivery, Noble shareholders must request the materials no later than                , 2022, or five business days prior to the General Meeting.

You may also obtain additional information about Noble from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and the exchange offer prospectus and does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus and the exchange offer prospectus, including the Annexes and accompanying financial statements of Noble and Maersk Drilling, to fully understand the proposed Business Combination before voting on the proposals to be considered at the General Meeting. Please see the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Noble

Noble is a leading offshore drilling contractor for the oil and gas industry. Noble provides contract drilling services to the international oil and gas industry with its global fleet of mobile offshore drilling units. Noble’s business strategy focuses on a high-specification fleet of both floating and jackup rigs and the deployment of drilling rigs in established and emerging offshore oil and gas basins around the world. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921.

The mailing address of Noble’s principal executive office is 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478, and its telephone number is (281) 276-6100.

Maersk Drilling

Maersk Drilling is a leading player in the offshore contract drilling industry providing offshore drilling services to customers exploring for or producing oil and/or natural gas in support of their (upstream) exploration and development activities. Maersk Drilling’s business strategy revolves around a leading sustainability ambition, the delivery of safe, efficient, and reliable drilling services, primarily in harsh and deepwater environments. Its business model is built upon multiple mutually-reinforcing components summarized as advanced technology, operational excellence, and customer-centricity. This has been developed over decades of working towards a vision of driving improved offshore well economics for customers.

The mailing address of Maersk Drilling’s principal executive office is Lyngby Hovedgade 85, DK-2800 Kongens Lyngby, Denmark, and its telephone number is +45- 63 36 00 00.

Topco

Topco is a private limited company formed under the laws of England and Wales. To date, Topco does not own any material business assets or operate any business. Topco will re-register as a public limited company prior to the Offer being made. Upon consummation of the Business Combination, Topco will own the businesses of Noble, Maersk Drilling and their respective subsidiaries. Topco will be renamed “Noble Corporation” at the Closing and the Topco Shares will be listed on NYSE and Nasdaq Copenhagen.

The mailing address of Topco’s principal executive office prior to the closing of the Business Combination is 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478. The mailing address of Topco’s principal executive office after the closing of the Business Combination will be 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478, and its telephone number is (281) 276-6100.

Merger Sub

Merger Sub is a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco, formed for the purpose of effecting the Business Combination. Merger Sub does not own any material business assets or operate any business. As part of the Business Combination, Noble will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and as a wholly-owned subsidiary of Topco.

The mailing address of Merger Sub’s registered office is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and its telephone number is +1 (345) 814-5305.

The Business Combination

General

On November 10, 2021, Noble entered into the Business Combination Agreement, pursuant to which, among other things, (i) (x) Noble will merge with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of Topco and (y) the Noble Shares will convert into an equivalent number of Topco Shares, and (ii) (x) Topco will make the Offer and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of the Compulsory Purchase.

The Merger

As further described in this proxy statement/prospectus and the exchange offer prospectus, subject to the terms and conditions of the Business Combination Agreement, in connection with the Merger:

•	each Noble Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share;

•

each Penny Warrant issued and outstanding immediately prior to the Merger Effective Time will cease to represent the right to acquire Noble Shares and shall be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Noble Shares underlying such Penny Warrant, rounded to the nearest whole share;

•

each Noble Warrant issued and outstanding immediately prior to the Merger Effective Time will be converted automatically into a Topco Warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such Noble Warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable Noble Warrant Agreement; and

•

each Noble RSU Award that is outstanding immediately prior to the Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time.

The Offer

As further described in the exchange offer prospectus and subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the DFSA, Topco has agreed to commence the Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Offer is conditioned upon, among other things, holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%). In the Offer, Maersk Drilling shareholders may exchange each Maersk

Drilling share for 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares, and will have the ability to elect cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million. A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected. Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling RSU Award that is outstanding immediately prior to the Acceptance Time is converted, at the Acceptance Time, into the right to receive, on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

For more information about the Business Combination, please see the sections entitled “The Business Combination”, “Description of the Exchange Offer”, and “The Business Combination Agreement and Ancillary Documents.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus and the exchange offer prospectus as Annex A.

Corporate Governance

Following the Closing, assuming all of the Maersk Drilling Shares are acquired by Topco through the Offer, Topco will own all of Noble’s and Maersk Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares. Topco will acquire a majority of the Maersk Drilling Shares following the Closing of the Offer and it is possible that Topco will directly or indirectly own other assets and conduct other activities in the future at the discretion of Topco management. Topco will be renamed Noble Corporation Plc, will be a public limited company domiciled (tax resident) in the United Kingdom and will be headquartered in Houston, Texas. Topco is expected to have certain management functions relating to the holding of shares, financing, cash management, incentive compensation and other relevant holding company functions. In addition, the Topco Board will be comprised of seven individuals, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, who will serve as the President and Chief Executive Officer of the combined company. Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board, and Claus V. Hemmingsen, the current Chairman of the Maersk Drilling Board, will be one of the three directors designated by Maersk Drilling.

Topco will apply to have the Topco Shares listed on the NYSE and on Nasdaq Copenhagen.

Organizational Structure

The following diagram illustrates the pre-Business Combination organizational structure of Noble:

(1)	Includes Topco.

The following diagram illustrates the pre-Business Combination organizational structure of Maersk Drilling:

The following diagram illustrates the structure of Topco immediately following the Business Combination:

(1)	Assumes all of the issued and outstanding Maersk Drilling Shares are tendered in the Offer.

Conditions to Closing of the Business Combination

Topco’s obligation to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer is subject to certain customary conditions, including, among others, that (a) the Minimum Acceptance Condition shall have been satisfied, (b) Noble shareholder approval of the Business Combination shall have been obtained, (c) no law shall be in effect that prohibits or makes illegal the consummation of the Business Combination, (d) the warranties of the parties being true and correct to the standards applicable to such warranties and each of the covenants of the parties having been performed or complied with in all material respects, (e) any applicable waiting period or approvals or clearances under applicable antitrust laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (f) any applicable waiting period or approvals or clearances under applicable foreign direct investment laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (g) the registration statement of which this proxy statement/prospectus and the exchange offer prospectus form a part and the Offering Circular shall have become effective under the Securities Act, and the EU Prospectus Regulation, as applicable, and are not subject to an effective stop order or proceeding seeking a stop order, and (h) the Topco Shares issued in the Business Combination shall have been approved for listing on the NYSE and for admission to trading and official listing on Nasdaq Copenhagen, in each case, subject to official notice of issuance and, in the case of Nasdaq Copenhagen, final approval of the Offering Circular. Maersk Drilling may require that Topco does not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for the Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer if certain customary conditions are not met, including, among others, those specified above.

The obligations of the parties to the Business Combination Agreement to consummate the Business Combination are subject to additional conditions and termination rights, as described more fully below in the sections entitled “The Business Combination Agreement and Ancillary Documents — Conditions to Closing of the Business Combination and “The Business Combination Agreement and Ancillary Documents — Termination Rights.”

Ancillary Documents

Irrevocable Undertaking

Concurrently with the entry into the Business Combination Agreement, APMH Invest, which holds approximately 41.6% of the issued and outstanding Maersk Drilling Shares, entered into the Undertaking with Noble, Topco and Maersk Drilling, pursuant to which APMH Invest has, among other things, agreed to (a) accept the Offer in respect of the Maersk Drilling Shares that it owns and not withdraw such acceptance; (b) waive the right to receive any cash consideration in the Offer; (c) not vote in favor of any resolution to approve a competing alternative proposal and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns. The Undertaking will lapse if (i) the Business Combination Agreement is terminated in accordance with its terms; (ii) Topco announces that it does not intend to make or proceed with the Business Combination or (iii) the Offer lapses or is withdrawn and no new, revised or replacement offer is announced within 10 business days.

Letters of Intent

In addition, certain other Maersk Drilling shareholders, together holding approximately 12% of the issued and outstanding Maersk Drilling Shares, have delivered letters of intent expressing their intention to accept or procure the acceptance of the Offer in respect of the Maersk Drilling Shares that they own.

Voting Agreements

Concurrently with the entry into the Business Combination Agreement, Noble and Maersk Drilling entered into the Voting Agreements with the Noble Supporting Shareholders, which collectively hold approximately 53% of the issued and outstanding Noble Shares. Pursuant to the Voting Agreements, each Noble Supporting Shareholder has, among other things, agreed to (a) consent to and vote (or cause to be voted) its Noble Shares (i) in favor of all matters, actions and proposals contemplated by the Business Combination Agreement for which Noble shareholder approval is required and any other matters, actions or proposals required to consummate the Business Combination in accordance with the Business Combination Agreement, and (ii) among other things, against any competing alternative proposal; (b) be bound by certain other covenants and agreements relating to the Business Combination and (c) subject to certain exceptions, be bound by certain transfer restrictions with respect to a portion of their securities. The Voting Agreements will terminate upon the earliest to occur of (x) the date that is ten months from the date of the Voting Agreements, (y) the closing date of the Business Combination and (z) the termination of the Business Combination Agreement pursuant to its terms. Notwithstanding the foregoing, each Noble Supporting Shareholder will have the right to terminate the applicable Voting Agreement if the Business Combination Agreement has been amended in a manner that materially and adversely affects such Noble Supporting Shareholder (including, without limitation, a reduction of the economic benefits to the Noble Supporting Shareholders contemplated thereby or an extension of the End Date beyond the date (as such date may be extended) set forth in the Business Combination Agreement).

Relationship Agreement

At the Closing, Topco will enter into the Relationship Agreement with the Investor Manager and APMH Invest, which will set forth certain director designation rights of such Topco shareholders following the Closing. In particular, pursuant to the Relationship Agreement, each of the Investor Manager and APMH Invest will be entitled to designate (a) two nominees to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns no fewer than 20% of the then outstanding Topco Shares and (b) one nominee to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns fewer than 20% but no fewer than 15% of the then outstanding Topco Shares. Each nominee of the Investor Manager and APMH Invest will meet the independence standards of the NYSE with respect to Topco; provided, however, that APMH Invest shall be permitted to have one nominee who does not meet such independence standards so long as such nominee is not an employee of Topco or any of its subsidiaries.

Registration Rights Agreement

At the Closing, Topco will enter into the RRA with APMH Invest pursuant to which, among other things, and subject to certain limitations set forth therein, APMH Invest will have customary demand and piggyback registration rights. In addition, pursuant to the RRA, APMH Invest will have the right to require Topco, subject to certain limitations set forth therein, to effect a distribution of any or all of its Topco Shares by means of an underwritten offering. Topco is not obligated to effect any underwritten offering unless the dollar amount of the securities of APMH Invest to be sold is reasonably likely to result in gross sale proceeds of at least $20 million.

Opinion of Noble’s Financial Advisor (see page 92)

At the meeting of the Noble Board on November 9, 2021, Ducera Securities LLC (“Ducera”) delivered its oral opinion to the Noble Board, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the Merger Consideration was fair, from a financial point of view, to the holders of Noble Shares (other than Noble Shares held by Maersk Drilling or its affiliates).

The full text of the written opinion of Ducera, dated as of November 9, 2021, is attached as Annex G to this proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications, conditions and limitations on the scope of the review undertaken by Ducera in rendering its opinion. Ducera’s opinion is directed to the Noble Board and addresses only the fairness, from a financial point of view, of the Merger Consideration to the holders of Noble Shares (other than Noble Shares held by Maersk Drilling or its affiliates). It does not constitute a recommendation to the Noble Board or to any other persons in respect of the Transaction, including as to how any holder of Noble Shares should vote or act in respect of the Merger.

For a further discussion of Ducera’s opinion, see the section entitled “The Business Combination—Opinion of Noble’s Financial Advisor” and Annex G.

Opinion of Maersk Drilling’s Financial Advisor (see page 100)

Pursuant to an engagement letter, Maersk Drilling retained J.P. Morgan Securities plc (“J.P. Morgan”) as its financial advisor in connection with the proposed Business Combination.

At the meeting of the Maersk Drilling Board on November 9, 2021, J.P. Morgan rendered its oral opinion to the Maersk Drilling Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the consideration to be paid to the holders of the Maersk Drilling Shares in the proposed Business Combination was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its November 9, 2021 oral opinion by delivering its written opinion, dated as of November 10, 2021, to the Maersk Drilling Board that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the consideration to be paid to the holders of the Maersk Drilling Shares in the proposed Business Combination was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated as of November 10, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex H to this proxy statement/prospectus and the exchange offer prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus and the exchange offer prospectus is qualified in its entirety by reference to the full text of such opinion. Any recipient of this summary of the opinion of J.P. Morgan is urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Maersk Drilling Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Business Combination, was directed only to the consideration to be paid to the holders of the Maersk Drilling Shares in the proposed Business Combination and did not address any other aspect of the proposed Business Combination. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Business Combination to the holders of any other class of securities, creditors or other constituencies of Maersk Drilling, or as to the underlying decision by Maersk Drilling to engage in the proposed Business Combination. The issuance of J.P. Morgan’s opinion was approved by a valuation committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of Maersk Drilling as to whether such shareholder should tender its Maersk Drilling Shares in the Offer or how such shareholder should vote with respect to the proposed Business Combination or any other matter. For a description of the opinion that the Maersk Drilling Board received from J.P. Morgan, see the section entitled “The Business Combination—Opinion of Maersk Drilling’s Financial Advisor”.

Noble Board’s Reasons for the Business Combination

The Noble Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

Strategic factors considered by the Noble Board:

•

World-class offshore driller. The transaction creates the youngest and highest specification fleet of scale featuring seventh generation ultra-deepwater drillships and harsh environment jackups with a combined track record of industry-leading utilization. The scale and modernity of the fleet is expected to enable the combined company to operate more efficiently. The combined company will also be attractively diversified across asset classes, geographic regions and customers.

•

Accretive to all shareholders. The transaction is expected to result in $125 million of run-rate annual cost synergies within two years post-closing, with value beginning to be realized in the near term post-closing. The transaction is thus expected to be highly accretive to free cash flow per share for both Noble and Maersk Drilling shareholders in the first full year post-closing. The streamlined cost structure is also expected to further the combined company’s cost-competitiveness.

•

Enhanced customer experience and sustainability. Like Noble, Maersk Drilling has demonstrated a strong commitment to best-in-class safety performance and customer satisfaction. The modern fleet is expected to provide a robust platform for technical innovation in addition to enabling the combined company to be a first mover in sustainability initiatives.

•

Platform for strong cash flow generation and distribution. The combined company has a normalized free cash flow potential of $375 million in 2023 and onward. Additionally, the combined company is expected to have a best-in-class balance sheet with low leverage and significant liquidity, including approximately $900 million of cash, which will facilitate the return of capital to shareholders. Given the efficiency of its fleet and synergies, the combined company is also expected to have the potential to grow its cash flows faster as the global offshore market recovery continues.

•

Balanced corporate governance and leadership. The board of directors of the combined company will initially be comprised of three Maersk Drilling directors, three Noble directors (including Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, who will become chairman of the combined company) and the Chief Executive Officer of Noble, who will serve as the Chief Executive Officer of the combined company. Maersk Drilling’s Chairman, Claus V. Hemmingsen, will be one of the Maersk Drilling directors.

Other potentially favorable factors considered by the Noble Board:

•

Improved business climate. The current and prospective business climate in the offshore drilling industry, including the regulatory environment, has improved dramatically since the initial outbreak of COVID-19 and the combined company will be well-positioned among likely competitors.

•	Due diligence. The favorable results of the due diligence review of Maersk Drilling and its business conducted by Noble and its financial advisors and outside legal counsel.

•

Business Combination Agreement. The view that the terms and conditions of the Business Combination Agreement, including the covenants, closing conditions and termination provisions, are favorable to completing the transaction.

•

Fairness opinion. Ducera’s oral opinion delivered on November 9, 2021, subsequently confirmed in writing, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration was fair, from a financial point of view, to the holders of Noble Shares (other than Noble Shares held by Maersk Drilling or its affiliates).

•

Alternatives available. Potential strategic alternatives that might be available to Noble relative to the transaction, including remaining a standalone entity or other acquisition opportunities and the belief of the Noble Board that the transaction is in the best interests of Noble and its shareholders given the potential risks, rewards and uncertainties associated with each alternative, including execution and regulatory risks and achievement of anticipated synergies.

Risks and potentially negative factors considered by the Noble Board:

•

Integration risk. There are significant risks inherent in combining and integrating two companies, including that the companies may not be successfully integrated or that the expected synergies from combining the two companies may not be realized, and that successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company.

•	Failure to realize anticipated benefits. There are uncertainties in timing and execution with respect to the anticipated benefits of the transaction.

•

Implied premium. The equity being provided to Maersk Drilling’s shareholders based on the exchange ratio implies a premium of 28% to the trading price of Maersk Drilling shares as of the last trading date prior to the announcement of the transaction.

•

Fixed exchange ratio. The tender offer consideration to be received by holders of Maersk Drilling shares consists of shares based on a fixed exchange ratio and consequently the value of the consideration to be received by Maersk Drilling shareholders may increase.

•

Termination fees. The Business Combination Agreement provides that, in certain circumstances relating to the failure to receive necessary regulatory approvals from antitrust authorities, Noble could be required to pay a termination fee of $50 million to Maersk Drilling and, in certain other circumstances, a termination fee equal to $15 million.

•

Regulatory risk. The risk that regulatory approvals necessary to consummate the transaction may be delayed or not granted, which may delay or jeopardize the transaction, or that a regulatory or other body imposes restrictions or requires divestitures in connection with the transaction, compliance with which would be necessary but could adversely impact the business of the combined company.

•

Tender offer acceptance. Maersk Drilling’s obligation to close the transaction is conditioned on 80% of the then outstanding Maersk Drilling shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%) being validly tendered.

•

Restrictions on Noble’s activities. The restrictions on Noble prior to the consummation of the transaction with respect to taking actions outside the ordinary course of business, which may delay or prevent Noble from undertaking opportunities that may arise or other actions it would otherwise take pending consummation of the transaction.

•

Transaction costs. The substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of Noble and Maersk Drilling and the transaction costs to be incurred in connection with the transaction.

•

Termination Fee. The $15 million termination fee that Maersk Drilling would be required to pay under the Business Combination Agreement upon termination of the Business Combination Agreement under certain circumstances would be insufficient to compensate Noble for its costs incurred in connection with the Business Combination Agreement.

•	Inability to retain employees. The possibility of losing key employees and skilled workers as a result of the transaction and the expected consolidation of Noble and Maersk Drilling personnel.

•	Loss of customers. The possibility of customer overlap or that key customers may choose not to do business with the combined company.

•

Pace of decarbonization. The pace and extent of the energy transition could pose a risk to the combined company and result in lower demand for its services. The combined company’s engagement in the energy transition may be unsuccessful or slower than investors, customers and other stakeholders prefer, which could adversely impact the combined company’s share price, reputation and demand for its products. In its efforts to facilitate decarbonization, the combined company risks investing in technologies, markets or low-carbon products that are unsuccessful or less profitable because there is limited demand for them or they result in higher costs.

The Noble Board also expects that a growing share of the combined company’s greenhouse gas emissions will be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain fossil fuel projects or make it more difficult to obtain required permits, which could have an impact on the realization of projected operating results and synergies. Additionally, investors may limit funds available for investment in companies engaged in the oil and gas industry.

•	Other risks. Other risks of the type and nature described under “Risk Factors.”

The foregoing discussion of information and factors considered by the Noble Board is not exhaustive, but the Noble Board believes it includes the material factors considered by the Noble Board. In view of the wide variety of factors considered in connection with their evaluation of the transaction and the complexity of these matters, the Noble Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Noble Board viewed their position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by them. In addition, in considering the factors described above, individual directors may have given different weights to different factors.

The factors contained in this explanation of the Noble Board’s reasons for the transaction and other information presented in this section of the proxy statement/prospectus contain information that is forward- looking in nature and, therefore, should be read in light of the factors discussed in “General Information—Cautionary Note Regarding Forward-Looking Statements”.

The Noble financial forecasts and Noble’s management’s forecasts for Maersk Drilling were prepared by Noble in connection with the proposed transaction prior to execution of the Business Combination Agreement.

These financial forecasts were prepared by, and are the responsibility of, Noble’s management. Neither PricewaterhouseCoopers LLP, Noble’s independent registered public accounting firm, nor any other independent accountant, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Noble financial forecasts or Noble’s management’s forecasts for Maersk Drilling and, accordingly, neither PricewaterhouseCoopers LLP nor any other independent accountants express an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers LLP incorporated by reference in this proxy statement/prospectus and the exchange offer prospectus relates to Noble’s previously issued financial statements. The foregoing report does not extend to the Noble financial forecasts or Noble’s management’s forecasts for Maersk Drilling and should not be read to do so.

Please see the section entitled “The Business Combination—The Noble Board’s Reasons for the Business Combination” for additional information.

Maersk Drilling Board’s Reasons for the Business Combination

After due consideration and consultation with its outside legal and financial advisors, the Maersk Drilling Board, in its meeting held on November 9, 2021, determined that the Business Combination, the Business Combination Agreement and the transactions contemplated therein are in the best interest of Maersk Drilling and its shareholders and unanimously approved the Business Combination Agreement. In reaching its decision, the Maersk Drilling Board considered a number of factors in connection with its evaluation of the proposed transactions, including significant strategic opportunities, potential cost synergies and expected strengths of the combined company, as supporting their decision to approve the entry by Maersk Drilling into the Business Combination Agreement and to approve and declare advisable the transactions contemplated thereby.

See “The Business Combination—The Maersk Drilling Board’s Reasons for the Business Combination” for a discussion of the factors considered by the Maersk Drilling Board.

The General Meeting of Noble Shareholders

Date, Time and Place of General Meeting

The General Meeting will be held at                 a.m., Central Time, on                 , 2022 at                , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. In the interest of public health, and due to the impact of the coronavirus (COVID-19), Noble is also planning for the General Meeting to be held virtually over the Internet, but the physical location of the General Meeting will remain at the location specified above for the purposes of Topco’s amended and restated memorandum and articles of association.

Proposals

At the General Meeting, Noble shareholders will be asked to consider and vote on:

1.

Business Combination Proposal—To approve, as a special resolution, the entry by Noble into the Business Combination Agreement and the consummation of the transactions contemplated thereby, including the Business Combination (Proposal No. 1);

2.

NYSE Proposal—To approve, as an ordinary resolution, assuming the Business Combination Proposal is approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of the Topco Shares in connection with the Business Combination (Proposal No. 2);

3.

Advisory Compensation Proposal—To adopt and approve, as an ordinary resolution, on a non-binding advisory basis, certain compensation that may be paid or become payable to Noble’s named executive officers that is based on or otherwise relates to the Business Combination (Proposal No. 3); and

4.

Adjournment Proposal—To consider and vote upon a proposal to approve, as an ordinary resolution, to adjourn the General Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies if there are insufficient votes for the approval of Proposal Nos. 1 through 3, (b) if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Noble has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Noble shareholders prior to the General Meeting. The Adjournment Proposal (Proposal No. 4) will be presented to Noble shareholders only in the event that there are insufficient votes for the approval of the Business Combination Proposals, if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or to allow reasonable time for the filing or mailing of certain supplemental or amended disclosures.

Please see the sections entitled “Proposal No. 1—The Business Combination Proposal”, “Proposal No. 2—The NYSE Proposal”, “Proposal No. 3 — The Advisory Compensation Proposal”, and “Proposal No. 4—The Adjournment Proposal.”

Voting Power; Record Date

Only holders of record at the close of business on                , 2022, the record date for the General Meeting, will be entitled to vote at the General Meeting. Each Noble shareholder is entitled to one vote for each Noble Share that such shareholder owned as of the close of business on the record date. If a Noble shareholder’s shares are held in “street name” or are in a margin or similar account, such shareholder should contact its broker, bank or other nominee to ensure that votes related to the shares beneficially owned by such shareholder are properly counted. On the record date, there were              Noble Shares outstanding.

Quorum and Required Vote for Proposals at the General Meeting

The approval of the Business Combination Proposal requires the affirmative vote of holders of at least two-thirds of Noble Shares present and voting in person or by proxy at a quorate General Meeting. Accordingly, a Noble shareholder’s failure to vote by proxy or to vote in person at the General Meeting will not be counted towards the number of Noble Shares required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal. Broker non-votes and abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal.

The approval of the NYSE Proposal, the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of holders of at least a majority of Noble Shares present and voting in person or by proxy at a quorate General Meeting. Accordingly, a Noble shareholder’s failure to vote by proxy or to vote in person at the General Meeting will not be counted towards the number of Noble Shares required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the NYSE Proposal, the Advisory Compensation Proposal or the Adjournment Proposal. Broker non-votes and abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the NYSE Proposal, the Advisory Compensation Proposal or the Adjournment Proposal.

For the purposes of the Business Combination Proposals, one or more shareholders who together hold a simple majority of the issued and outstanding Noble Shares entitled to vote at the General Meeting must be present, in person or represented by proxy, at the General Meeting to constitute a quorum and in order to conduct business at the General Meeting. As of the record date for the General Meeting,                Noble Shares would be required to achieve a quorum. Noble directors, executive officers and their affiliates hold approximately     % of the outstanding Noble Shares as of                 , 2022.

The Closing is conditioned upon the approval of the Business Combination Proposal and the NYSE Proposal. Each of the NYSE Proposal and the Advisory Compensation Proposal is conditioned upon the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus and the exchange offer prospectus.

It is important for you to note that, in the event that the Business Combination Proposal and the NYSE Proposal do not receive the requisite vote for approval, Noble will not consummate the Business Combination.

Recommendation to Noble Shareholders

The Noble Board believes that each of the Business Combination Proposals and the Adjournment Proposal to be presented at the General Meeting is in the best interests of Noble and its shareholders and recommends that its shareholders vote “FOR” each of the proposals.

Interests of Noble’s Directors and Executive Officers in the Business Combination

In considering the recommendation of the Noble Board to vote in favor of the Business Combination, Noble shareholders should be aware that aside from their interests as shareholders, Noble’s current officers and directors have interests in the Business Combination that are different from, or in addition to, those of other Noble shareholders generally. The Noble Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to Noble shareholders that they approve the Business Combination Proposal. Noble shareholders should take these interests into account in deciding whether to approve the Business Combination Proposal. These interests include the potential severance payments and benefits in connection with certain terminations of employment following the Business Combination to certain of Noble’s executive officers, the fact that Robert W. Eifler will serve as the President and Chief Executive Officer of Topco and Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board and the fact that Noble RSU Awards held by Noble non-employee directors will vest as a result of the Business Combination.

The following discussion sets forth certain of these interests in the Business Combination of each executive officer or non-employee director of Noble.

Treatment of Noble Outstanding Equity Awards for Noble’s Directors and Executive Officers

Each of Noble’s executive officers and directors hold unvested Noble RSU Awards under Noble’s equity compensation plans. At the Merger Effective Time, each Noble RSU Award that is outstanding will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time. None of the Noble RSU Awards held by Noble executive officers will vest solely as a result of the Business Combination. Following the Merger Effective Time, the converted Noble RSU Awards will be subject to the same terms and conditions (including time-based and termination related vesting conditions) that were applicable to such Noble RSU Awards under the Noble stock plan and award agreement immediately prior to the Merger Effective Time except as set forth in the following paragraph.

For Noble’s executive officers, converted Noble RSU Awards that are subject to performance-based vesting conditions will remain subject to such performance vesting conditions following the Business Combination. However, if the officer’s employment is terminated by Noble without “cause” or by the executive with “good reason” (as such terms are defined in the executives’ employment agreements and further described below under “Executive Employment Agreements”) upon or within 12 months following the Business Combination, the Noble RSU Awards will vest based on (i) for any performance period that has lapsed or performance metric that has been determined, the actual level of performance achieved (or in the case of Mr. Eifler, the greater of actual performance and target performance) and (ii) for all other performance periods or metrics, the target level of performance. The termination provisions associated with converted Noble RSU Awards held by Noble’s executive officers that are subject only to time-based vesting conditions are not affected by the Business Combination, but, based on provisions that apply on termination regardless of whether or not the Business Combination occurs, will become fully vested upon a termination of the officer’s employment at any time (i) by reason of the officer’s death, disability or “retirement” (defined as any termination other than due to death, disability or by Noble for “cause” after the executive has attained age 55 and the sum of the executive’s age and years of service with Noble or a predecessor exceeds 65), (ii) by Noble without “cause” or (iii) by the executive officer with “good reason” (as such terms are defined in the executives’ employment agreement and further described below under “Executive Employment Agreements”).

Noble RSU Awards held by Noble’s non-employee directors will become vested in full as of the Merger Effective Time (to the extent not already vested at such time in accordance with the award’s original vesting schedule).

Interests of Maersk Drilling’s Directors and Executive Officers in the Business Combination

In addition to the interests of Noble’s officers and directors, Noble shareholders should take the interests of Maersk Drilling’s directors and executive officers into account in deciding whether to approve the Business Combination Proposal. Their interests in the Business Combination are different from, or in addition to, those of Noble’s shareholders generally.

Such interests include the fact that the chairman of Maersk Drilling, Claus V. Hemmingsen, who will be one of the three directors designated to the Topco Board by Maersk Drilling upon Closing is a board member in APMH, Den A.P. Møllerske Støttefond and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til Almene Formaal (The A.P. Moller Foundation). The Vice Chairman of Maersk Drilling, Robert M. Uggla is Chief Executive Officer of APMH, the chairman of the board of directors of APMH Invest and a member of the board of A.P. Møller—Maersk A/S. In addition, Robert M. Uggla may from time to time receive distributions from A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond based on the foundation charter due to his family ties to the founder of Maersk Drilling. A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond holds 8.9% of the share capital and votes in Maersk Drilling. A member of the Maersk Drilling Board, Martin N. Larsen is Chief Financial Officer of APMH and a board member and Chief Executive Officer of APMH Invest. APMH Invest owns approximately 41.6% of the Maersk Drilling Shares.

Executive officers of Maersk Drilling hold long-term equity incentive awards in the form of Maersk Drilling RSU Awards under the Maersk Drilling RSU Long-Term Incentive Programme for Executive Management 2019 and the Maersk Drilling RSU Long-Term Incentive Programme 2019 (together the “Maersk Drilling LTI”). The grant of Maersk Drilling RSU Awards under the Maersk Drilling LTI are made free of charge for each participant on a revolving basis and do not depend on the achievement of specific goals. It is a requirement for participation in the Maersk Drilling LTI, and any grant thereunder that the participant in question is employed with Maersk Drilling Group on the date of the grant and that such employment is not under termination. Maersk Drilling RSU Awards have a total vesting period of three years beginning on the date of the grant, subject to the participant’s continued employment with the Maersk Drilling Group at the time of the expiry of the vesting period and that such employment is not under termination. None of the Maersk Drilling RSU Awards issued under the Maersk Drilling LTI will vest solely as a result of the Business Combination.

The executive officers and certain other employees of Maersk Drilling are, subject to certain conditions, eligible to receive a cash-based bonus to be paid in a single lump sum following completion of the Business Combination. Subject to applicable law, the right to this bonus will lapse in the event the employer serves notice to terminate the employee’s employment prior to the time of payment and the employee has provided reasonable cause for such termination or the employee serves notice to terminate the employment prior to the time of payment without such termination being due to material breach on the part of the employer.

The executive officers and certain other employees of Maersk Drilling are party to agreements that would provide for enhanced severance protections in the event of termination of employment following the Business Combination.

For additional information, see the section entitled “The Business Combination—Interests of Maersk Drilling’s Directors and Executive Officers in the Business Combination”.

Certain Information Relating to Topco

Listing of Topco Shares on NYSE and Nasdaq Copenhagen and Delisting of Noble Shares and Deregistration of Noble

Topco intends to apply to list the Topco Shares on the NYSE under the symbol “                ” and on Nasdaq Copenhagen under the symbol “                ”, in connection with the Closing. Noble and Maersk Drilling cannot assure you that the Topco Shares will be approved for listing on NYSE or Nasdaq Copenhagen. Additionally, Noble anticipates that, following consummation of the Business Combination, the Noble Shares will be delisted from NYSE, and Noble will be deregistered under the Exchange Act.

Comparison of Shareholder Rights

Until consummation of the Business Combination, Cayman Islands law and the Noble Articles will continue to govern the rights of Noble shareholders. From the Closing, English law and the Topco Articles of Association will govern the rights of Topco shareholders.

There are certain differences, on the one hand, in the rights of Noble shareholders and/or Maersk Drilling shareholders prior to the Business Combination and, on the other hand, the rights of Topco shareholders after the Business Combination. Please see the section entitled “Comparison of Shareholder Rights.”

Material Tax Considerations

Kirkland & Ellis LLP intends to render to Noble its opinion to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the tax opinion filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and the representations from Noble, Topco and Merger Sub, the Merger will qualify as a “reorganization” under Section 368(a) of the Code. Assuming the Merger qualifies as a “reorganization” under Section 368(a) of the Code, U.S. Holders generally will not recognize gain or loss for U.S. federal income tax purposes on the receipt of Topco Shares for Noble Shares in connection with the Merger.

All Holders of Noble Shares should read carefully the information included under “Material Tax Considerations” for a summary of material U.S. federal income tax consequences of the Merger and the ownership and disposition of Topco Shares after the Business Combination for U.S. Holders and a summary of certain material U.K. tax considerations in relation to the Merger and the ownership and disposition of Topco Shares after the Business Combination for Non-UK Shareholders (as defined in the section entitled “Material Tax Considerations—Material U.K. Tax Considerations” below). Holders of Noble Shares are urged to consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination, including the U.S. federal income tax consequences and the Cayman Islands, United Kingdom and Danish tax consequences of the acquisition, holding, redemption and disposal of Topco Shares.

Regulatory Approvals

Antitrust Considerations

To complete the Business Combination pursuant to the terms of the Business Combination Agreement, Noble and Maersk Drilling must make filings with and obtain authorizations, approvals or consents from a number of antitrust regulatory authorities, including the United Kingdom Competition and Markets Authority (the “UK CMA”) and the Norwegian Competition Authority (Konkurransetilsynet or “NCA”). The parties have also agreed, among other things, to (i) file (in draft form where applicable) as promptly as practicable any required filings and/or notifications under applicable antitrust laws or under foreign direct investment laws, with respect to the transactions contemplated by the Business Combination Agreement, including using all reasonable endeavors to submit a merger notice (meldung) to the NCA pursuant to §18 and compliant with §18a of the Competition Act (Konkurranseloven) (Norway) by no later than January 14, 2022 and to submit a merger notice that complies with section 96(2) of the Enterprise Act 2002 (UK) to the UK CMA by no later than February 11, 2022, and use all reasonable endeavors to cause the expiration or termination of any applicable waiting periods and to obtain all necessary approvals or clearances (including clearance from the UK CMA) under any antitrust law or under foreign direct investment laws, and (ii) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Business Combination Agreement, and to avoid or eliminate each and every impediment under any law that may be asserted by any governmental entity with respect to the transactions contemplated by the Business Combination Agreement so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date). On January 12, 2022, the NCA provided unconditional approval to the Business Combination. The process for obtaining the other approvals is ongoing.

Foreign Investment Screening Considerations

To complete the Business Combination pursuant to the terms of the Business Combination Agreement, Noble and Maersk Drilling must also make filings with and obtain authorizations, approvals or consents pursuant to regulations pertaining to foreign investment screenings, including the UK National Security and Investment Act 2021, and the Danish Act on Screening of Certain Foreign Direct Investments (Act no. 842 of 10 May 2021). On January 26, 2022, the Danish Business Authority’s (DBA) determined that the Business Combination does not require prior authorization under the Danish Act on Screening of Certain Foreign Direct Investments (Act no. 842 of 10 May 2021) or associated regulations.

Approvals Required to Make the Offer

The Offer will be subject to pre-approval by the DFSA of the Offering Circular and the Offer Document.

Listing Approvals

In addition, the Topco Shares to be issued in the Business Combination must be approved for listing on the NYSE and admission to trading and official listing on Nasdaq Copenhagen, subject to official notice of issuance.

Treatment of Indebtedness

As of September 30, 2021, the Maersk Drilling Group had total outstanding interest-bearing debt with a carrying amount of $1.16 billion, comprising $872 million outstanding under the Syndicated Facilities Agreement and $290 million outstanding under the DSF Facility Agreement.

In relation to the Offer, Maersk Drilling has secured (on a bilateral basis) the agreement of each of the Syndicated Facilities Lenders to, inter alia (a) waive their rights in respect of the Syndicated Facilities CoC Trigger (including with respect to not requesting any cancellation and/or prepayment of commitments and outstanding loans), and (b) not to exercise or fail to exercise any right available to them under the Syndicated Facilities Agreement where such action or inaction could otherwise directly or indirectly have the effect of preventing or postponing the Business Combination or its timely implementation or consummation (each such agreement a “Syndicated Facilities Consent Letter”). Pursuant to each Syndicated Facilities Consent Letter, Maersk Drilling has agreed, in connection with the finalization of an amendment to the Syndicated Facilities Agreement the form of which is yet to be agreed, (i) to pay each consenting Syndicated Facilities Lender an amendment fee, and (ii) to include in the amendment agreement a step-up in the margin for each Syndicated Facility, which will gradually increase 12 months, 9 months and 6 months before the termination date of each Syndicated Facility. The agreements of the relevant Syndicated Facilities Lenders under each Syndicated Facilities Consent Letter are conditional on and subject to provision by Topco of a guarantee with respect to the payment obligations of the obligors under the Syndicated Facilities Agreement and the related finance documents, substantially in the form provided by the existing guarantors under the Syndicated Facilities Agreement. The Syndicated Facilities Lenders may also need to clear additional “know your customer” checks in relation to the Business Combination.

By way of a waiver and amendment letter agreed in October 2021 between Maersk Drilling and Danmarks Skibskredit A/S as lender and security agent under the DSF Facility Agreement regarding the Offer, Danmarks Skibskredit A/S has agreed, inter alia, not to exercise any rights in respect of the DSF Facility CoC Trigger

(including with respect to not requesting any cancellation and/or prepayment of commitments and outstanding utilizations) under the DSF Facility Agreement, as such rights may arise pursuant to or as a result of the Offer or pursuant to its implementation or consummation. Danmarks Skibskredit A/S’ undertaking is subject to the condition that Topco shall no later than the date of completion of the Offer provide a unilateral guarantee with respect to the payment obligations of the obligors under the DSF Facility Agreement for the benefit of lenders under the DSF Facility Agreement, in form and substance equivalent to the guarantee granted by the other guarantors under the DSF Facility Agreement.

For additional information, see the section entitled “Business of Maersk Drilling and Certain Information About Maersk Drilling—Liabilities and Indebtedness”.

As of September 30, 2021, Noble had outstanding $190.0 million of loans and $8.7 million of letters of credit issued under that certain Revolving Credit Agreement, dated February 5, 2021, among Noble Finance Company, Noble International Finance Company and the lenders party thereto and an additional $11.7 million in letters of credit and surety bonds issued under bilateral arrangements and $216.0 million of 11% senior secured second lien notes due 2028. No amendments or consents to the revolving credit agreement or the indenture governing such senior notes are required in connection with the Business Combination.

For a description of Noble’s existing indebtedness, see Noble’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and other documents incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a business combination under ASC 805. Under this method of accounting, Maersk Drilling will be treated as the “acquired” company for financial reporting purposes. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill. The net assets of Noble will remain stated at historical cost.

Noble has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Noble shareholders are expected to hold a majority interest in the combined company after the Business Combination is completed;

•

the Topco Board will be comprised of seven members, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, current President and Chief Executive Officer of Noble, who will serve as the President and Chief Executive Officer of the combined company. Of the three individuals designated by Noble, up to two individuals may be designated by the Investor Manager (depending upon the Investor Manager’s percentage ownership of outstanding Topco Shares). Of the three individuals designated by Maersk Drilling, up to two individuals may be designated by APMH Invest (depending upon the APMH Invest percentage ownership of outstanding Topco Shares); and

•	the combined company name, ticker symbol, and headquarters will remain consistent with that of Noble.

Based on Noble shareholders’ majority equity stake in the combined company, the composition of the board of directors of the combined company, and the other factors noted herein, Noble is expected to be the accounting acquirer of Maersk Drilling in accordance with the guidance of ASC 805.

Appraisal or Dissent Rights

Appraisal or dissent rights are not available to holders of Noble Shares or Maersk Drilling Shares in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, via telephone or via e-mail or other electronic correspondence. Noble has engaged                 to assist in the solicitation of proxies.

If a Noble shareholder grants a proxy, such shareholder may still vote its shares in person if it revokes its proxy before the General Meeting. A Noble shareholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “General Meeting of Noble Shareholders—Revoking Your Proxy.”

Litigation Relating to the Business Combination

On January 13 and January 18, 2022, purported shareholders of Noble filed complaints in the Southern District of New York alleging that disclosures contained within the registration statement of which this proxy statement/prospectus forms a part are incomplete. The complaints are both brought individually and are captioned: Le v. Noble Corp. et al., Case No. 1:22-cv-00351 (S.D.N.Y.) and Marini v. Noble Corp. et al., Case No. 1:22-cv-00442 (S.D.N.Y.). The plaintiffs seek various remedies, including, among other things, injunctive relief to prevent the consummation of the Business Combination, unless certain allegedly material information is disclosed. On January 26, 2022, Noble received a letter on behalf of another purported shareholder making similar allegations and demands. Noble anticipates that it will receive additional letters and/or complaints making similar allegations. Noble believes these allegations are without merit and that no further disclosure is required by applicable rule, statute, regulation or law beyond that already contained in the registration statement.

Risk Factor Summary

In evaluating the Business Combination and the proposals to be considered and voted on at the General Meeting, you should carefully review and consider the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements” and the risk factors set forth and incorporated by reference under “Risk Factors”, a summary of which is set forth below:

•

The Business Combination may not be as successful as anticipated, and the combined company may not achieve the intended benefits or do so within the intended timeframe and the integration costs may exceed estimates.

•

Noble must obtain required approvals and governmental and regulatory consents to consummate the Business Combination, which, if delayed, not granted or granted with unfavorable conditions (including the potential divestiture of certain assets), may delay or jeopardize the completion of the Business Combination, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Business Combination.

•	Each of Noble and Maersk Drilling may waive one or more of the conditions to the Business Combination without shareholder approval.

•

Because the Exchange Ratios are fixed, the market value of the Topco Shares received by Noble shareholders or Maersk Drilling shareholders as part of the Business Combination may be less than the market value of the Noble Shares or Maersk Drilling Shares that such holder held prior to the completion of the Business Combination.

•

Noble shareholders and Maersk Drilling Shareholders will have a reduced ownership and voting interest after the Business Combination and may exercise less influence over management in Topco than they currently have in Noble or Maersk Drilling, as applicable.

•	Noble shareholders and Maersk Drilling Shareholders are not entitled to appraisal or dissent rights in connection with the Business Combination or in the Offer.

•	Failure to consummate the Business Combination could negatively impact the share price and the future business and financial results of Noble and/or Maersk Drilling.

•

Topco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus and the exchange offer prospectus.

•	Changes to U.S., U.K., Cayman and other non-U.S. tax laws could adversely affect Topco.

•

English law requires that companies meet certain additional financial requirements before they can declare dividends or repurchase shares and such requirements may affect Topco’s ability to declare dividends or repurchase shares following the Business Combination.

•

The rights of holders of Topco Shares to be received by Noble shareholders in connection with the Business Combination will be different from the rights of holders of Noble Shares due to the difference between Cayman and English law.

•

Topco may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with Topco, either of which could have an adverse effect on Topco’s business and operations. Third parties may terminate or alter existing contracts or relationships with Topco as a result of the Business Combination.

•

Risks relating to Noble’s business, including risks relating to the competitiveness and cyclical business in the offshore contract drilling industry; the ability to renew or replace existing contracts; risks relating to operations in international locations; risks relating to supplier capacity constraints or shortages in parts or equipment or price increases; substantial dependence on several specific customers; changes in, compliance with, or failure to comply with certain laws and regulations; and risks relating to compliance with laws and regulations relating to the protection of the environment and human health and safety.

•

Risks relating to the Maersk Drilling Group’s business, including risks relating to reliance on third-party subcontractors and suppliers; operating hazards and the risk of accident or breakdown; commercial and contracting risks; risks relating to environmental conditions and poor physical infrastructure and logistics systems in some of the areas where the Maersk Drilling Group operates; labor interruptions or the loss of key personnel and labor costs; risks relating to the market value of its drilling rigs and equipment, including upgrade, refurbishment and repair programs, mobilization between geographic areas, and reactivation of stacked rigs; customer concentrations; and credit risks associated with its key customers and certain other third parties.

•

Both Noble and the Maersk Drilling Group are affected by financing risk due to their respective operations in a capital-intensive industry, where future sources of financing are not necessarily secured.

•

In addition, each of Noble and the Maersk Drilling Group are subject to risks relating to the regulatory environment and complex laws and regulations in various jurisdictions, including international government regulations as well as increasingly stringent environmental laws.

•

Both Noble and the Maersk Drilling Group are subject to anti-corruption laws in the jurisdictions in which they operate, as well as trade compliance and economic sanctions laws and regulations. A failure to comply with these laws and regulations may subject the companies to civil and criminal penalties, harm their reputation and materially adversely impact their respective businesses or results of operations.

Comparative Per Share Market Price

The following table sets forth the closing sale price per Noble Share and Maersk Drilling Share as reported on the NYSE and Nasdaq Copenhagen, respectively, as of November 9, 2021, the last trading day before the public announcement of the Business Combination, and as of                     , 2022, the most recent practicable trading day prior to the date of this document.

	Noble Closing Price		Maersk Drilling Closing Price
November 9, 2021		$28.57		$35.97
, 2022	$		$

Noble shareholders and Maersk Drilling shareholders are encouraged to obtain current market quotations for Noble Shares and Maersk Drilling Shares and to review carefully the other information contained in, attached to or incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus. For additional information, see the sections entitled “Additional Information” and “Where You can Find More Information.”

SUMMARY HISTORICAL FINANCIAL DATA OF NOBLE

The following table sets forth summary selected historical consolidated financial information for Noble as of the end of and for the periods indicated. The statement of income (loss) and cash flows data for each of the years ended December 31, 2020, 2019 and 2018, and the balance sheet data as of December 31, 2020 and 2019, are derived from Noble’s audited financial statements for such years, which are incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus. The summary financial information of Noble as of and for the periods from February 6, 2021 through September 30, 2021, from January 1, 2021 through February 5, 2021, and for the nine months ended September 30, 2020 is derived from Noble’s unaudited condensed consolidated financial statements for such periods, which are incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus.

Upon emergence from bankruptcy proceedings on February 5, 2021, Noble applied fresh start accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 852 — Reorganizations. The application of fresh start accounting resulted in a new basis of accounting and Noble becoming a new entity for financial reporting purposes. Accordingly, Noble’s financial statements and notes after February 5, 2021 are not comparable to its financial statements and notes on and prior to that date. The operating results for the period from February 6, 2021 through September 30, 2021 are not necessarily indicative of the results of operations for the remainder of the fiscal year or any future period. Noble’s unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the financial position and results of operations for the interim periods, on a basis consistent with the annual audited consolidated financial statements. All such adjustments are of a recurring nature.

The information set forth below is a summary that should be read together with the condensed consolidated financial statements and the consolidated financial statements of Noble and the related notes thereto. The following summary selected historical consolidated financial information is qualified in its entirety by reference to such documents and all of the financial information and notes contained in those documents. See “Where You Can Find More Information” for instructions on how to obtain these documents.

	Successor	Predecessor
(In thousands, except per share amounts)	Period from February 6, 2021 through September 30, 2021	Period From January 1, 2021 through February 5, 2021	Nine Months Ended September 30, 2020
				Year Ended December 31
				2020	2019	2018
Consolidated Statement of Income Data
Operating revenues	$562,147	$77,481	$761,065	$964,272	$1,305,438	$1,082,826
Operating costs and expenses[1]	638,573	76,051	2,007,948	5,040,817	1,971,711	2,028,900
Operating income (loss)	(76,426)	1,430	(1,246,883)	(4,076,545)	(666,273)	(946,074)
Other income (expense)	48,341	252,221	(147,800)	(162,317)	(242,812)	(291,102)

Income (loss) from continuing operations before income taxes	(28,085)	253,651	(1,394,683)	(4,238,862)	(909,085)	(1,237,176)
Income tax (provision) benefit	6,631	(3,423)	238,944	260,403	38,540	106,641

Net income (loss) from continuing operations	(21,454)	250,228	(1,155,739)	(3,978,459)	(870,545)	(1,130,535)

Net income (loss) from discontinued operations, net of tax	—	—	—	—	(3,821)	—

Net income (loss)	$(21,454)	$250,228	$(1,155,739)	$(3,978,459)	$(874,366)	$(1,130,535)
Net income attributable to noncontrolling interests	—	—	—	—	173,776	245,485

Net income (loss) attributable to Noble Corporation	$(21,454)	$250,228	$(1,155,739)	$(3,978,459)	$(700,590)	$(885,050)

	Successor	Predecessor
(In thousands, except per share amounts)	Period from February 6, 2021 through September 30, 2021	Period From January 1, 2021 through February 5, 2021	Nine Months Ended September 30, 2020
				Year Ended December 31
				2020	2019	2018
Per share data—Basic:
Income (loss) from continuing operations	$(0.35)	$1.00	$(4.61)	$(15.86)	$(2.79)	$(3.59)
Income (loss) from discontinued operations	—	—	—	—	(0.02)	—

Net income (loss) attributable to Nobel Corporation	$(0.35)	$1.00	$(4.61)	$(15.86)	$(2.81)	$(3.59)

Per share data—Diluted:
Income (loss) from continuing operations	$(0.35)	$0.98	$(4.61)	$(15.86)	$(2.79)	$(3.59)
Income (loss) from discontinued operations	—	—	—	—	(0.02)	—

Net income (loss) attributable to Noble Corporation	$(0.35)	$0.98	$(4.61)	$(15.86)	$(2.81)	$(3.59)

Cash Flows Data
Net cash provided by (used in) operating activities	$24,028	$(45,448)	$236,666	$273,197	$186,771	$171,851
Net cash used in investing activities	$(31,533)	$(14,435)	$(111,175)	$(121,520)	$(256,030)	$(189,377)
Net cash provided by (used in) financing activities	$13,147	$(191,165)	$107,441	$107,440	$(200,724)	$(269,396)

	September 30,			December 31
Balance Sheet Data (at end of period)	2021			2020	2019
Total assets	$2,094,768			$4,263,937	$8,284,498
Total liabilities	$728,100			$4,575,325	$4,625,526
Total equity	$1,366,668			$(311,388)	$3,658,972

[1]	Results for the nine months ended September 30, 2020 and the years ended 2020, 2019 and 2018 include impairment charges of $1.1 billion, $3.9 billion, $615.3 million and $802.1 million, respectively.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF

MAERSK DRILLING

The following tables set forth selected consolidated income statement data and cash flow financial data for the nine months ended September 30, 2021 and 2020 and for the fiscal years ended December 31, 2020, 2019 and 2018 and financial position data as of September 30, 2021, December 31, 2020, 2019 and 2018 derived from Maersk Drilling’s consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The unaudited condensed interim consolidated financial statements as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 and the audited consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the fiscal years ended December 31, 2020, 2019 and 2018 are included elsewhere in this proxy statement/prospectus and the exchange offer prospectus. The operating results for the nine months ended September 30, 2021 are not necessarily indicative of the results of operations for the remainder of the fiscal year or any future period. Maersk Drilling’s unaudited interim condensed consolidated financial statements have been prepared on the same basis as Maersk Drilling’s annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal, recurring adjustments that are necessary to fairly state the unaudited interim condensed consolidated financial statements. You should read the following selected consolidated financial data in conjunction with Maersk Drilling’s consolidated financial statements and the information included in the section of this proxy statement/prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Maersk Drilling.”

The following table presents Maersk Drilling’s summary consolidated income statement data for the nine months ended September 30, 2021 and 2020 and for the years ended December 31, 2020, 2019 and 2018:

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019	2018
	USD million
Summary Income Statement Data:
Revenue	946	810	1,096	1,222	1,429
Cost of sales (exclusive of depreciation and amortisation shown separately below)	(669)	(601)	(807)	(807)	(818)
Special items	(14)	(38)	(42)	(16)	(16)
Depreciation and amortisation	(167)	(231)	(286)	(387)	(403)
Impairment losses/reversals	11	(1,504)	(1,580)	(34)	810
Gain/loss on sale of non-current assets	18	(2)	(2)	8	—
Share of results in joint ventures	(1)	(1)	(1)	(2)	(1)

Profit/loss before financial items	124	(1,567)	(1,622)	(16)	1,001
Financial expenses, net	(46)	(54)	(72)	(68)	(12)

Profit/loss before tax	78	(1,621)	(1,694)	(84)	989
Tax	(18)	23	41	(29)	(48)

Profit/loss for the year	60	(1,598)	(1,653)	(113)	941

Earnings in USD per share of DKK 10 for the year	1.5	(38.6)	(39.9)	(2.7)	22.7
Diluted earnings in USD per share of DKK 10 for the year	1.4	(38.6)	(39.9)	(2.7)	22.7

The following table presents Maersk Drilling’s summary consolidated balance sheet data as of September 30, 2021 and as of December 31, 2020, 2019 and 2018:

	As of September 30,	As of December 31,
	2021	2020	2019	2018
	USD million
Summary Consolidated Balance Sheet Data:
Total non-current assets	2,872	3,117	4,801	4,910
Total current assets	764	602	716	808

Total assets	3,636	3,719	5,517	5,718

Share capital	63	63	63	63
Reserves and retained earnings	2,020	1,954	3,617	3,751

Total equity	2,083	2,017	3,680	3,814

Borrowings, non-current	1,039	1,149	1,273	1,375
Other non-current liabilities	42	50	71	62

Total non-current liabilities	1,081	1,199	1,344	1,437

Borrowings, current	136	136	136	95
Other current liabilities	336	367	357	372

Total current liabilities	472	503	493	467

Total liabilities	1,553	1,702	1,837	1,904

Total equity and liabilities	3,636	3,719	5,517	5,718

The following table presents Maersk Drilling’s summary consolidated cash flow data for the nine months ended September 30, 2021 and 2020 and for the years ended December 31, 2020, 2019 and 2018:

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019	2018
	USD million
Summary Consolidated Cash Flow Data:
Cash flow from operating activities	189	162	267	420	593
Cash flow used for investing activities	(30)	(117)	(150)	(303)	(136)
Cash flow from financing activities	(156)	(156)	(204)	(180)	(134)

Net cash flow for the period	3	(111)	(87)	(63)	323

Cash and bank balances 1 January	226	310	310	372	49
Currency translation effect on cash and bank balances	(2)	(1)	3	1	0

Cash and bank balances at end of the period	227	198	226	310	372

SUMMARY UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following tables set forth summary selected unaudited pro forma condensed combined financial information, or the summary pro forma financial information, presented to illustrate the estimated effects of the Business Combination (including certain accounting adjustments, which were prepared in accordance with U.S. GAAP using the acquisition method of accounting with Noble designated as the accounting acquirer of Maersk Drilling), Noble’s emergence from bankruptcy, Noble’s Pacific Drilling Merger (as defined below), and certain sales of rigs. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Business Combination had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined business of Noble and Maersk Drilling. In addition, the summary pro forma financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. The summary selected unaudited pro forma condensed combined balance sheet data combines the consolidated balance sheets of Noble and Maersk Drilling as of September 30, 2021 and gives effect to the proposed Business Combination as if it had occurred on September 30, 2021. The summary selected unaudited pro forma condensed combined statements of operations data combines the historical results of Noble and Maersk Drilling for the nine months ended September 30, 2021 and the year ended December 31, 2020 and gives effect to the proposed Business Combination as if it had occurred on January 1, 2020. The summary pro forma financial information has been derived from and should be read in conjunction with the financial statements and the related notes of both Noble and Maersk Drilling incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus or included herein and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto.

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data

(In thousands)	As of September 30, 2021
Total Assets	$5,314,851
Total Liabilities	$2,274,128
Total Stockholders’ Equity	$3,040,723

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data

(In thousands, except per share amounts)	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
Operating revenues	$1,526,075	$2,088,690
Operating income (loss)	$76,419	$(3,557,986)
Net loss	$(3,821)	$(3,354,144)
Net loss per share, Basic	$(0.03)	$(25.15)
Net loss per share, Diluted	$(0.03)	$(25.15)

RISK FACTORS

In addition to the other information contained or incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risk factors in determining whether to vote for the adoption of the Business Combination or approval of the issuance of Topco Shares. You also should read and consider the risk factors associated with the business of Noble because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in Noble’s Annual Report on Form 10-K for the year ended December 31, 2020, as updated by its Quarterly Reports on Form 10-Q, and future filings with the SEC, each of which is on file or will be filed with the SEC and all of which are incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus.

Risks Relating to the Business Combination

The Business Combination may not be as successful as anticipated, and the combined company may not achieve the intended benefits or do so within the intended timeframe and the integration costs may exceed estimates.

The Business Combination involves numerous operational, strategic, financial, accounting, legal, tax and other risks, including potential liabilities associated with the integrated businesses. Difficulties in integrating the business practices and operations of Noble and Maersk Drilling may result in the combined company performing differently than expected, in operational challenges or in the delay or failure to realize anticipated expense-related efficiencies, and could have an adverse effect on the financial condition, results of operations or cash flows of Noble and Maersk Drilling. Potential difficulties that may be encountered in the integration process include, among other factors:

•

the inability to successfully integrate the businesses of Noble and Maersk Drilling, operationally and culturally, in a manner that permits the combined company to achieve the cost savings anticipated from the Business Combination;

•	complexities, including demands on management, associated with managing a larger, more complex, integrated business;

•	difficulties in integrating Maersk Drilling’s and Noble’s restrictive enterprise resource planning software;

•	attempts by third parties to terminate or alter their contracts with the combined company, including as a result of change of control provisions;

•	the inability to retain key employees and otherwise integrate personnel from the two companies;

•	potential unknown liabilities and unforeseen expenses associated with the Business Combination;

•

regulatory authorities, including competition authorities may impose requirements, limitations or costs on, or require divestitures or place restrictions on the conduct of, Topco’s business after the completion of the Business Combination;

•	difficulty or inability to comply with the covenants of the debt of the combined company;

•

difficulty or inability in refinancing existing indebtedness of Noble or Maersk Drilling as it comes due, including certain indebtedness of Maersk Drilling that will become current in Q4 2022 and is due to mature in Q4 2023;

•	integrating relationships with customers, vendors and business partners;

•

performance shortfalls, including operating, safety, or environmental performance at one or both of the companies as a result of the diversion of management’s and employees’ attention caused by completing the Business Combination and integrating Noble’s and Maersk Drilling’s operations into the combined company; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Additionally, the success of the Business Combination will depend, in part, on the combined company’s ability to realize the anticipated benefits and cost savings from combining Noble’s and Maersk Drilling’s businesses. Although the parties expect to realize run-rate annual cost-synergies of $125 million within two years of Closing, Noble’s ability to realize such synergies may be affected by a number of factors, including, but not limited to, the use of more cash or other financial resources on integration and implementation activities than anticipated; unanticipated increases in expenses unrelated to the Business Combination, which may offset the expected cost savings and other synergies from the Business Combination; and Noble’s ability to eliminate duplicative back office overhead and redundant selling, general, and administrative functions. The anticipated benefits and cost savings of the Business Combination may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that neither Noble nor Maersk Drilling currently foresee. In addition, the anticipated benefits and cost savings of the Business Combination as well as the related integration costs are based on a number of estimates and assumptions that are inherently uncertain and subject to risks that could cause the actual results to differ materially from those contained in such cost estimates. Some of the assumptions that Noble and Maersk Drilling have made, such as the achievement of certain synergies, may not be realized within the anticipated timeframe, or at all.

If the combined company fails to realize the anticipated synergies or other benefits or recognize further synergies or benefits, or the estimated integration costs of the Business Combination are exceeded, the business rationale of the Business Combination could not be realized and the value of the shareholders’ investment into the combined company could decrease.

The Business Combination is conditioned on the receipt of certain required approvals and governmental and regulatory consents, which, if delayed, not granted or granted with unfavorable conditions, may delay or jeopardize the completion of the Business Combination, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Business Combination.

The completion of the Business Combination is generally conditioned on, among other things, clearance by antitrust and foreign direct investment authorities in the United Kingdom and Norway and Denmark, as well as certain other jurisdictions as agreed between the parties. The governmental agencies from which the parties seek certain of these approvals and consents have broad discretion in administering the governing regulations. Neither Noble nor Maersk Drilling can provide any assurance that all required approvals and consents will be obtained. Moreover, as a condition to the approvals, the governmental agencies may impose requirements, limitations or costs on, or require divestitures or place restrictions on the conduct of, Topco’s business after the completion of the Business Combination. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the completion of the Business Combination or reduce the anticipated benefits of the Business Combination. Further, no assurance can be given as to the terms, conditions and timing of the approvals. If Noble and Maersk Drilling agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the Business Combination, these requirements, limitations, costs, divestitures or restrictions could adversely affect Noble’s ability to integrate Maersk Drilling’s operations with Noble’s operations and/or reduce the anticipated benefits of the Business Combination. This could have a material adverse effect on Topco’s business and results of operations. On January 12, 2022, the NCA provided unconditional approval to the Business Combination. On January 26, 2022, the Danish Business Authority determined that the Business Combination does not require prior authorization under the Danish Act on Screening of Certain Foreign Direct Investments (Act no. 842 of 10 May 2021) or associated regulations.

The Business Combination remains subject to conditions that neither Noble nor Maersk Drilling can control.

The Business Combination is subject to conditions, including, among others, the adoption of the Business Combination Agreement by the affirmative vote of at least two-thirds of the votes cast at Noble’s shareholder meeting, the termination of waiting periods and the receipt of approvals or clearances under applicable antitrust laws and applicable foreign direct investment laws, the Business Combination occurring on or before the End Date; provided, however, that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to November 10, 2022; further provided that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to February 10, 2023, and authorization of the listing of the combined company’s shares on NYSE and Nasdaq Copenhagen. Noble’s obligation to consummate the Business Combination is also subject to the Minimum Acceptance Condition.

If the conditions to the Business Combination are not satisfied or waived, then the Business Combination may not be consummated. See the section of this proxy statement/prospectus and the exchange offer prospectus entitled “The Business Combination Agreement—Conditions to Closing of the Business Combination”.

Each of Noble’s and Maersk Drilling may waive one or more of the conditions to the Business Combination without shareholder approval.

Each of Noble and Maersk Drilling may determine to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. Each of Noble and Maersk Drilling will evaluate the materiality of any such waiver and its effect on its shareholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus and the exchange offer prospectus and, in the case of Noble, any resolicitation of proxies is required or warranted. Each of Noble and Maersk Drilling may waive any of these conditions prior to the General Meeting, and if any such waiver is material, this proxy statement/prospectus and the exchange offer prospectus will be amended as necessary to reflect such waiver. If either of Noble and Maersk Drilling determines to waive any conditions after receiving shareholder approval at the General Meeting, it may have the discretion to complete the Business Combination without seeking further shareholder approval.

Because the Exchange Ratios are fixed, the market value of the Topco Shares received by Noble shareholders or Maersk Drilling shareholders as part of the Business Combination may be less than the market value of the Noble Shares or Maersk Drilling Shares that such holder held prior to the completion of the Business Combination.

Noble shareholders will receive one Topco Share for each of their Noble Shares in the Merger and Maersk Drilling shareholders who tender their Maersk Drilling Shares in the Offer will receive 1.6137 Topco Shares for each Maersk Drilling Share tendered and not withdrawn. These Exchange Ratios are fixed and will not vary even if the market price of Noble Shares or Maersk Drilling Shares varies. Upon completion of the Business Combination, and assuming that all outstanding Maersk Drilling Shares are exchanged for Topco Shares in the Offer, former Noble and Maersk Drilling shareholders will each own approximately 50% of the outstanding Topco Shares on a fully diluted basis, i.e., taking into consideration Topco Shares still to be issued, immediately after completion of the Business Combination. The market value of Noble Shares and Maersk Drilling Shares at the time of the completion of the Business Combination may vary significantly from the value on the date of the execution of the Business Combination Agreement, the date of this document, the date on which Noble Shares vote on the Merger, the date on which Maersk Drilling shareholders tender their shares in the Offer or the expiration of the Offer Period. Because the Exchange Ratios will not be adjusted to reflect any changes in the market price of the Noble Shares or Maersk Drilling Shares, the value of the consideration paid to the Noble shareholders in the Merger or to the Maersk Drilling shareholders who tender their shares in the Offer may be lower than the market value of their Noble Shares or Maersk Drilling Shares, respectively, on earlier dates.

Changes in share prices may result from a variety of factors that are beyond the control of Topco, Noble or Maersk Drilling, including their respective business, operations and prospects, market conditions, economic development, geopolitical events, regulatory considerations, governmental actions, legal proceedings and other developments. Market assessments of the benefits of the Business Combination and of the likelihood that the Business Combination will be completed, as well as general and industry-specific market and economic conditions, may also have an adverse effect on share prices.

In addition, it is possible that the Business Combination may not be completed until a significant period of time has passed after the Annual Meeting and the expiration of the Offer Period. As a result, the market values of the Noble Shares or Maersk Drilling Shares may vary significantly from the date of the Annual Meeting or the expiration of the Offer Period to the date of the completion of the Business Combination.

Investors are urged to obtain up-to-date prices for Noble Shares, which are admitted to trading and official listing on the NYSE under the symbol “NE” and Maersk Drilling Shares, which are listed on Nasdaq Copenhagen under the symbol “DRLCO” and securities code DK0061135753.

If Maersk Drilling shareholders do not tender their Maersk Drilling Shares in the Offer, Maersk Drilling shareholders may receive consideration in the Compulsory Purchase that is substantially different in form and/or value from the consideration that they would have received in the Offer.

If the Business Combination is consummated and Topco holds more than 90% of the shares in Maersk Drilling, Topco will initiate a squeeze-out of the minority shareholders of Maersk Drilling. The Compulsory Purchase would eliminate any minority shareholder interests in Maersk Drilling remaining after the settlement of the Offer. Due to the statutory legal framework applicable to the Compulsory Purchase, holders of Maersk Drilling Shares who do not exchange their shares in the Offer may receive a different (including a lower) amount or a different form of consideration than they would have received had they exchanged their Maersk Drilling Shares in the Offer. Furthermore, if the value of Topco Shares offered as compensation in the context of a Compulsory Purchase has declined after the completion of the Business Combination, there may be no obligation of Topco to pay Maersk Drilling shareholders who did not exchange their shares in the Offer the implied value of the offer consideration received by Maersk Drilling shareholders who exchanged their shares in the Offer.

Any failure by Topco to acquire more than 90% of the Maersk Drilling Shares could lead to Maersk Drilling not becoming a wholly-owned subsidiary of Topco, and might prevent the delisting of Maersk Drilling Shares from Nasdaq Copenhagen.

The Closing and the completion of the Offer is conditioned upon the satisfaction of the Minimum Acceptance Condition, unless waived by Topco in accordance with the terms of the Offer Document. Thus, at the completion of the Offer, Topco may own more than 80% (or, if lowered by Topco in its sole discretion, more than 70%) but 90% or less of the share capital and voting rights of Maersk Drilling. Pursuant to the Danish Companies Act, Topco must own more than 90% of the share capital and voting rights of Maersk Drilling to implement a compulsory purchase of the remaining outstanding Maersk Drilling Shares (Maersk Drilling Shares held in treasury being excluded for the purpose of the calculation).

Whilst Topco may be able to exercise a Compulsory Purchase if it subsequently acquires more than 90% of the outstanding Maersk Drilling Shares and voting rights (excluding shares held in treasury), for instance where it acquires further Maersk Drilling Shares or where Maersk Drilling repurchases Maersk Drilling Shares, there can be no guarantee that this will happen. If Topco fails to acquire all of the issued and outstanding Maersk Drilling Shares, Maersk Drilling will not be a wholly-owned subsidiary of Topco and minority Maersk Drilling shareholders will have certain minority protection rights under Danish law and under the Topco Articles of Association. Any temporary or permanent delay in acquiring all Maersk Drilling Shares could adversely affect Topco’s ability to integrate Maersk Drilling’s business, including achieving targeted business benefits and synergies, as well as the market value of the Topco Shares and Topco’s access to capital and other sources of funding on acceptable terms.

Failure to acquire more than 90% of the Maersk Drilling Shares could also result in Topco not succeeding in removing the Maersk Drilling Shares from trading and official listing on Nasdaq Copenhagen. Nasdaq

Copenhagen may refuse to delist the Maersk Drilling Shares, which would result in more onerous regulatory compliance obligations for the combined company and affect Topco’s ability to integrate the businesses and operations of Maersk Drilling and Noble. Further, refusal of the request to delist the Maersk Drilling Shares may increase the expenses of the Business Combination and the overall expenses of the combined company.

Each of Noble and Maersk Drilling’s directors and executive officers have interests in the Business Combination that are in addition to, or different from, any interests they might have as shareholders.

In considering the recommendations of the Noble Board and the Maersk Drilling Board, investors should be aware that the directors and executive officers of each of Noble and Maersk Drilling have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders, including the fact that Robert W. Eifler will serve as the President and Chief Executive Officer of Topco and Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board and that Claus V. Hemmingsen, the current Chairman of the Maersk Drilling Board, will be one of the three directors designated to the Topco Board by Maersk Drilling upon the Closing. For more information, see the section entitled “The Business Combination—Interests of Noble’s Directors and Executive Officers in the Business Combination” and “The Business Combination—Interests of Maersk Drilling’s Directors and Executive Officers in the Business Combination”. You should consider these interests in connection with your vote on the related proposals.

Each of Noble and Maersk Drilling may have liabilities that are not known to the other party or to Topco.

Each of Noble and Maersk Drilling may have liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. Noble or Maersk Drilling may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, Noble, Maersk Drilling or Topco may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in Noble, Maersk Drilling or Topco reporting losses. Even if Noble’s and Maersk Drilling’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on Noble’s, Maersk Drilling’s or Topco’s financial condition and results of operations and could contribute to negative market perceptions about Noble’s, Maersk Drilling’s or Topco’s securities. Additionally, Noble and Maersk Drilling do not have any indemnification rights against the other party under the Business Combination Agreement. Accordingly, securityholders of Noble or Maersk Drilling could suffer a reduction in the value of their securities. Such securityholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by its directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus and the exchange offer prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Noble shareholders and Maersk Drilling shareholders are not entitled to appraisal or dissent rights in connection with the Business Combination or the Offer.

Appraisal or dissent rights are statutory rights that enable shareholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their Noble Shares or Maersk Drilling Shares, as applicable, as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the applicable transaction. Under Cayman law, holders of Noble Shares will not have rights to an appraisal of the fair value of their Noble Shares in connection with the Business Combination, and under Danish law, holders of Maersk Drilling Shares will not have rights to an appraisal of the fair value of their Maersk Drilling Shares in connection with the Offer.

Failure to consummate the Business Combination could negatively impact the share price and the future business and financial results of Noble and/or Maersk Drilling.

If the Business Combination is not completed, the ongoing businesses of Noble or Maersk Drilling, respectively, may be adversely affected and, without realizing any of the benefits of having consummated the Business Combination, each of Noble and Maersk Drilling will be subject to a number of risks, including (but not limited to) the following:

•

Each of Noble and Maersk Drilling may experience negative reactions from the financial markets, current equity and debt holders, bank relationships and other stakeholders, including negative impacts on the price of the Noble Shares and/or Maersk Drilling Shares;

•	Each of Noble and Maersk Drilling may experience negative reactions from their respective customers, regulators and employees;

•

The consideration, negotiation and implementation of the Business Combination (including integration planning) will have required substantial commitments of time and resources by Noble and Maersk Drilling management, which could otherwise have been devoted to other opportunities beneficial to Noble or Maersk Drilling, respectively;

•

Each of Noble and Maersk Drilling could be subject to litigation related to any failure to complete the Business Combination or related to any enforcement proceeding commenced against Noble or Maersk Drilling to perform their respective obligations under the Business Combination Agreement;

•	Each of Noble and Maersk Drilling will be required to pay certain costs and expenses relating to the Business Combination, whether or not the Business Combination is completed;

•

The fact that Maersk Drilling is restricted from refinancing its outstanding indebtedness, including certain indebtedness that will become current in Q4 2022 and is due to mature in Q4 2023, prior to the completion of the Business Combination and the risk that, in the event that the Business Combination Agreement is not completed, Maersk Drilling may be unable to negotiate the refinancing of such indebtedness on the same or more favorable terms, or to find acceptable alternative financing; and

•

the Business Combination Agreement places certain restrictions on the conduct of the respective businesses of each of Noble and Maersk Drilling prior to completion of the Business Combination that may prevent each party from taking certain specified actions or otherwise pursuing business opportunities during the pendency of the Business Combination that such party would have taken or pursued if these restrictions were not in place.

If the Business Combination Agreement is terminated by Maersk Drilling because a final merger control decision by a governmental entity is issued that either prohibits one or more of the transactions contemplated by the Business Combination Agreement, or prevents the consummation of such transactions without the carrying out of certain actions, then Noble will be required to pay Maersk Drilling a termination fee of $50 million. Further, if the Business Combination Agreement is terminated under certain other specified circumstances, Noble or Maersk Drilling may be required to pay the other party a termination fee equal to $15 million.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect Noble’s and/or Maersk Drilling’s business, financial condition, financial results, ratings and share prices.

Noble shareholders and Maersk Drilling shareholders will have a reduced ownership and voting interest after the Business Combination and may exercise less influence over management in Topco than they currently have in Noble and Maersk Drilling, respectively.

Upon the completion of the Business Combination, Noble shareholders and Maersk Drilling shareholders will hold a percentage ownership of Topco that is smaller than such shareholder’s current percentage ownership of Noble or Maersk Drilling, respectively. Upon completion of the Business Combination, and assuming that all of the issued Maersk Drilling Shares are exchanged in the Offer, former shareholders of Noble as a group and former shareholders of Maersk Drilling as a group will each receive shares in the Business Combination constituting approximately 50% of the outstanding Topco Shares immediately after the consummation of the Business Combination. Because of this, current shareholders may have less influence on the management and policies of Topco than they currently have on the management and policies of Noble or Maersk Drilling, respectively.

Future sales or the availability for sale of substantial amounts of the Topco Shares, or the perception that these sales may occur, including following the Business Combination, could adversely affect the trading price of the Topco Shares and could impair the combined company’s ability to raise capital through future sales of equity securities.

Following the Business Combination, a relatively small number of shareholders will hold a large portion of the shares of the combined company and Topco will enter into the RRA upon the Closing to facilitate future sales of such shares.

Sales of a substantial number of the Topco Shares in the public markets, including sales of large blocks of Topco Shares by the parties entering into the RRA, or even the perception that these sales might occur (such as upon the filing of registration statements in connection with such sales), could impair the combined company’s ability to raise capital for its operations through a future sale of, or pay for acquisitions using, Topco equity securities.

Topco Shares or other securities may be issued from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of Topco Shares, or the number or aggregate principal amount, as the case may be, of other securities that Topco may issue may in turn be substantial. Registration rights may also be granted covering those Topco Shares or other securities in connection with any such acquisitions and investments.

Topco cannot predict the effect that future sales of Topco Shares will have on the price at which the Topco Shares trades or the size of future issuances of Topco Shares or the effect, if any, that future issuances will have on the market price of the Topco Shares. Sales of substantial amounts of the Topco Shares, or the perception that such sales could occur, may adversely affect the trading price of the Topco Shares.

Risks Relating to Topco and its Business

Topco will incur direct and indirect costs as a result of the Business Combination.

Topco will incur costs and expenses in connection with and as a result of the Business Combination. These costs and expenses include professional fees incurred in connection with Topco’s compliance with UK corporate and tax laws and financial reporting requirements, costs and other administrative expenses related to the expanded global scope of Topco’s operations, as well as any additional costs Topco may incur going forward as a result of its new corporate structure. The combined company cannot assure you that it will realize all of the anticipated benefits of the Business Combination, including the synergies related to public company expenses, back-office support functions, sales and distribution, and integration of senior management and administration. Topco can also not assure you that its estimates of pre-tax cost savings are accurate. While direct and indirect costs incurred as a result of the Business Combination are not expected to have such an effect, as Noble currently estimates that, upon the effective time of the Business Combination, Business Combination related costs incurred by the combined company, including fees and expenses relating to the financing, will be approximately $                 , the costs could exceed the costs historically borne by Noble and Maersk Drilling.

Failure to recruit and retain key personnel could hurt Topco’s operations.

Topco will depend on the continuing efforts of key members of management, as well as other highly skilled personnel, to operate and provide technical services and support for Topco’s business worldwide. Historically, competition for the personnel required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. In addition, the oil and gas industry generally has increasingly struggled to attract talented and qualified personnel. Topco may experience a reduction in the experience level of personnel as a result of any increased turnover, which could lead to higher downtime and more operating incidents, which in turn could decrease revenues and increase costs. If increased competition for qualified personnel were to intensify in the future Topco may experience increases in costs or limits on operations.

Topco may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with Topco, either of which could have an adverse effect on Topco’s business and operations. Third parties may terminate or alter existing contracts or relationships with Topco as a result of the Business Combination.

As a result of the Business Combination, Topco may experience impacts on relationships with customers and suppliers that may harm the combined company’s business and results of operations, including, in the case of customers of Maersk Drilling, as a result of a loss of the Maersk Drilling name and branding or the departure of certain Maersk Drilling employees. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Business Combination whether or not contractual rights are triggered as a result of the Business Combination. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with Topco or do so on the same or similar contractual terms following the Business Combination. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with Topco, then Topco’s business and results of operations may be harmed. If Topco’s suppliers were to seek to terminate or modify an arrangement with Topco, then Topco may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Noble and Maersk Drilling also have contracts with vendors, landlords, licensors and other business partners which may require Noble and Maersk Drilling, as applicable, to obtain consent from these other parties in connection with the Business Combination. If these consents cannot be obtained, Topco may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the business of Topco. In addition, third parties with whom Noble and Maersk Drilling currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Business Combination. Any such disruptions could limit Topco’s ability to achieve the anticipated benefits of the Business Combination. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Business Combination or by a termination of the Business Combination Agreement.

Topco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus and the exchange offer prospectus.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus and the exchange offer prospectus is presented for illustrative purposes only and may not be an indication of what Topco’s financial position or results of operations would have been had the Business Combination been completed on the dates indicated. The unaudited pro forma condensed combined financial information has been derived from the audited historical financial statements of Noble and Maersk Drilling and certain adjustments, including the conversion of certain of Maersk Drilling’s financial statements to U.S. GAAP, and assumptions have been made regarding the combined company after giving effect to the Business Combination. The assets and liabilities of Maersk Drilling have been measured at fair value by Noble based on various preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. The preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations.

Noble and Maersk Drilling are not yet combined businesses, and there are limitations on the information available to prepare the pro forma financial information. The assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Topco’s financial condition or results of operations following the completion of the Business Combination. Acquisition accounting rules require evaluation of certain assumptions, estimates or determination of financial statement classifications which are completed during the measurement period as defined in current accounting standards. Accounting policies of Topco and acquisition accounting rules may materially vary from those of Maersk Drilling. Any changes in assumptions, estimates, or financial statement classifications may be material and have a material adverse effect on the assets, liabilities or future earnings of Topco. Any potential decline in Topco’s financial condition or results of operations may cause significant variations in the share price of Topco. Please see “Unaudited Pro Forma Condensed Combined Financial Information”.

The projections considered by Noble and Maersk Drilling, and provided to their respective financial advisors, may not be realized.

The projections considered by Noble and Ducera, on the one hand, and by, Maersk Drilling, and provided to J.P. Morgan by Maersk Drilling management, on the other hand, reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Noble’s and Maersk Drilling’s respective businesses, including the factors described or referenced under “Cautionary Note Regarding Forward-Looking Statements” and/or listed in this proxy statement/prospectus and the exchange offer prospectus under this section entitled “Risk Factors,” all of which are difficult to predict, and many of which are beyond our control. The financial analyses presented by Ducera to the Noble Board and by J.P. Morgan to the Maersk Drilling Board, respectively, on November 9, 2021 speak only as of that date. There can be no assurance that the projections considered by Noble, Maersk Drilling, and provided to their respective financial advisors at the direction of Noble and Maersk Drilling, respectively, to use and rely upon such projections for purposes of their respective opinion and related financial analyses, will be realized or that actual results will not materially vary from such financial analyses and projections. In addition, since the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year.

Changes to U.S., U.K., Cayman and other non-U.S. tax laws could adversely affect Topco.

The U.S. Congress, the European Commission, the Organization for Economic Co-operation and Development (“OECD”) and other supranational institutions and/or government agencies in jurisdictions where Topco and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations and several tax reforms have been proposed, which, if adopted, could increase the tax liabilities and adversely affect the results of operations of Topco and its affiliates (including Noble and its affiliates after the Business Combination). One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. The OECD has advanced reforms focused on “base erosion and profit shifting” and implementing a global minimum tax rate of at least 15% for large multinational corporations on a jurisdiction-by-jurisdiction basis, known as the “two pillar plan.” On October 8, 2021, the OECD announced an accord endorsed by 136 nations outlining the two pillar plan. While the implementation of the accord is uncertain, if legislation is enacted to implement the accord in the United States, the United Kingdom, Denmark and other countries in which Topco and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Topco and its affiliates (including Noble and its affiliates after the Business Combination). These changes could also affect the profitability prospects of Topco an the industry at large to the extent such cost increases cannot be reflected in day rates.

The tax rate that will apply to Topco is uncertain and may vary from expectations.

There can be no assurance that the Business Combination will improve Topco’s ability to maintain any particular worldwide effective corporate tax rate. Noble cannot give any assurance as to what Topco’s effective tax rate will be after the completion of the Business Combination because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which Topco and its affiliates will operate. Topco’s actual effective tax rate may vary from Noble’s expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse impact on Topco and its affiliates. In particular, it should be noted that the main rate of corporation tax in the United Kingdom is set to increase from 19% to 25% with effect from April 1, 2023.

Maersk Drilling currently is not subject to the internal controls and other compliance obligations of the U.S. securities laws, and Topco may not be able to timely and effectively implement controls and procedures over Maersk Drilling operations as required under the U.S. securities laws.

Maersk Drilling currently is not subject to the information and reporting requirements of the Exchange Act and other U.S. federal securities laws, including the compliance obligations relating to, among other things, the maintenance of a system of internal controls as contemplated by the Exchange Act. Subsequent to the completion of the Business Combination, Topco will need to timely and effectively implement the internal controls necessary to satisfy those requirements, which require annual management assessments of the effectiveness of internal control over financial reporting and a report by an independent registered public accounting firm addressing these assessments. Topco intends to take appropriate measures to establish or implement an internal control environment at Maersk Drilling aimed at successfully fulfilling these requirements. However, it is possible that Topco may experience delays in implementing or be unable to implement the required internal financial reporting controls and procedures, which could result in increased costs, enforcement actions, the assessment of penalties and civil suits, failure to meet reporting obligations and other material and adverse events that could have a negative effect on the market price for Topco Shares.

Topco intends to seek approval from the Court for a capital reduction to create distributable reserves in order to pay dividends.

As further described above, under English law, dividends may only be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves.” In the absence of such distributable reserves, Topco may seek to create distributable reserves that involves a reduction in Topco’s share premium account, which requires the approval of the Court and, in connection with seeking such Court approval, the approval of Topco shareholders would be sought. Topco is not aware of any reason why the Court would not approve the creation of distributable reserves in this manner; however, the issuance of the required order is a matter for the discretion of the Court. There will also be no guarantee that the approvals by Topco shareholders will be obtained. In the event that distributable reserves of Topco are not created, no distributions by way of dividends, share repurchases or otherwise will be permitted under English law until such time as the group has created sufficient distributable reserves from its business activities.

The rights of holders of Topco Shares to be received by Noble shareholders in connection with the Business Combination will be different from the rights of holders of Noble Shares due to the difference between Cayman and English law.

Upon completion of the Business Combination, Noble shareholders will become Topco shareholders and their rights as shareholders will be governed by the Topco Articles of Association and English law and regulation. The rights associated with the Noble Shares are different than the rights associated with Topco Shares. Differences between the rights of Noble shareholders before the Business Combination and the rights of Topco shareholders following the Business Combination include differences with respect to, among other things, distributions, dividends, share repurchases and redemptions, shareholder pre-emption rights, the duties of directors, the process for the election and removal of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, the advance notice provisions for meetings, voting rights and resolution approval thresholds, the quorum for shareholder meetings, the adjournment of shareholder meetings, shareholder proposals, shareholder suits, reporting requirements, inspection of books and records, disclosure of interests in shares, rights of dissenting shareholders, anti-takeover measures, provisions relating to the ability to amend the articles of association, forum and venue, and enforcement of civil liabilities against foreign persons. While Noble does not believe that these differences will have a materially adverse effect on Noble shareholders who become Topco shareholders, situations may arise where the rights associated with Noble Shares would have provided benefits to Noble shareholders that will not be available with respect to their holdings of Topco Shares. See “Comparison of Shareholder Rights”.

As a result of different shareholder voting requirements in the United Kingdom relative to the Cayman Islands, Topco will have less flexibility with respect to certain aspects of capital management than Noble currently has.

Under English law, the directors of a public limited company may only, other than in certain limited circumstances, issue shares with prior shareholder authorization and pre-emption rights apply by default to any such share issues. Shareholder authorizations to allot shares and disapply pre-emption rights may be granted for a period of five years and so it is intended, prior to the Business Combination, for Topco to pass (i) an ordinary resolution to allot ordinary shares up to an aggregate nominal value of US$            ; and (ii) a special resolution to disapply pre-emption rights in respect of the allotment of shares up to an aggregate nominal value of US$            , in each case for a period of five years from the date of the resolution. Under the Noble Articles and Cayman law, the board of directors may issue shares (within the limits authorized in the Noble Articles) and pre-emption rights do not apply. In addition, under English law, a company is generally only authorized to repurchase its own shares when it has been authorized to do so by an ordinary resolution of the shareholders, whereas the current Noble Articles, and Cayman law, permit share purchases in the circumstances agreed by Noble and the holder of the shares. Topco is expected to pass an ordinary resolution, prior to the Business Combination, authorizing the repurchase of up to 15% per annum of the issued share capital as of the beginning of each fiscal year for a five year period (subject to an overall aggregate maximum number of shares to be set forth in the resolution).

After the completion of the Business Combination, attempted takeovers of Topco will be governed by English law, and certain applicable Danish takeover restrictions could prevent existing Topco shareholders from participating in transactions regarding Topco Shares.

Cayman laws regarding directors’ fiduciary duties give the board of directors broad latitude to defend against unwanted takeover proposals. As a UK incorporated company, Topco is subject to English law, as discussed in greater detail under “Description of Topco Securities.” An English public company is potentially subject to the protections afforded by the Takeover Code if, among other factors, a majority of its directors are resident within the UK, the Channel Islands or the Isle of Man. Based upon Topco’s current and intended plans for its directors, it is anticipated that the Takeover Code will not apply to Topco. However, it is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to Topco.

Further, it could be more difficult for Topco to obtain shareholder approval for a merger or negotiated transaction after the closing of the business combination because the shareholder approval requirements for certain types of transactions differ, and in some cases are greater, under English law than under Cayman law. See “Description of Topco Securities”.

Following the listing of Topco Shares in Denmark on Nasdaq Copenhagen, certain Danish takeover restrictions will likely apply to attempted takeovers of Topco. The Danish Takeover Order includes rules concerning public tender offers for the acquisition of shares admitted to trading on a regulated market (including Nasdaq Copenhagen). Pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer, as a result of the transfer, gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA.

The application of the Danish mandatory tender offer rule could inter alia have a deterrent effect on potential acquirers of Topco Shares if such acquisition would result in a transfer of control over Topco, if this would trigger an obligation to make a mandatory tender offer.

English law requires that companies meet certain additional financial requirements before they can declare dividends or repurchase shares and such requirements may affect Topco’s ability to declare dividends or repurchase shares following the Business Combination.

Under English law, a company generally can declare dividends, make distributions or repurchase shares (other than out of the proceeds of a new issuance of shares made for that purpose) only out of distributable reserves. Distributable reserves are a company’s accumulated, realized profits, to the extent not previously utilized for distributions or capitalization, less its accumulated, realized losses, to the extent not previously written off in a reduction or reorganization of capital.

Immediately following the Business Combination, Topco will not have distributable reserves. However, prior to the effective time of the Business Combination, Noble, as the current sole shareholder of Topco, will pass a special resolution to reduce the capital of Topco by cancelling the shares which will be held by Noble prior to the Business Combination, and reducing its share premium account to create distributable reserves. As soon as practicable following the Business Combination, Topco will seek the approval of the Court to such cancellation and reduction through a customary process, which is required for the creation of distributable reserves to be effective. The approval of the Court is expected to be received approximately four weeks after the completion of the Business Combination. Prior to the receipt of the approval, Topco will be unable to declare dividends, make distributions or repurchase any of its own shares. If the approval of the Court is not received, it is expected that Topco will be subject to such limitation on its ability to declare dividends, make distributions or repurchase shares for the foreseeable future.

The market price of Topco Shares may be volatile, and the value of your investment could materially decline.

Investors who hold Topco Shares may not be able to sell their shares at or above the price at which they purchased the Noble Shares. The prices of Noble and Maersk Drilling Shares have fluctuated materially from time to time, and Topco cannot predict the price of the Topco Shares. Broad market and industry factors may materially harm the market price of Topco Shares, regardless of Topco’s operating performance. In addition, the price of Topco Shares may be dependent upon the projections, valuations and recommendations of the analysts who cover the Topco business, and if its results or financial guidance do not meet the analysts’ projections and expectations, Topco’s share price could decline as a result of analysts lowering their projections, valuations and recommendations or otherwise.

Following the completion of the Business Combination, Topco may be subject to UK corporation tax liabilities in the future under the UK derivative contracts regime in respect of the Topco Warrants.

Topco is expected to be subject to UK corporation tax pursuant to the UK derivative contracts regime in respect of the Topco Warrants, subject to any change in circumstances of the Topco Warrants. Under this regime, the profits chargeable to corporation tax in respect of the Topco Warrants, and the losses allowable by way of relief, would be calculated by reference to credits and debits which, as a general rule, follow the amounts that are recognized for accounting purposes in determining profit or loss in accordance with generally accepted accounting practice. Topco may therefore be subject to future charges to UK corporation tax depending on the movements in the fair value of the Topco Warrants from time to time, in line with the accounting treatment of the Topco Warrants.

Danish tax considerations could adversely affect Topco.

The Danish Tax Authorities may challenge whether Topco is entitled to a Danish withholding tax exemption on dividends from Maersk Drilling. Topco is a tax resident of the U.K. and will own a majority of the Maersk Drilling Shares following the closing of the Exchange Offer. Thus, Topco is expected to be entitled to the benefits under the double tax treaty between Denmark and the U.K. in regard to dividend distributions from Maersk Drilling, which would mean that dividends could be distributed from Maersk Drilling to Topco without Danish withholding tax.

In order to qualify for a withholding tax reduction with under the double tax treaty between Denmark and the U.K., the recipient of dividends must be a treaty covered person and the beneficial owner of such dividends.

The view of the Danish Tax Authorities is that the beneficial ownership assessment is a transaction-based approach whereby the decisive factors include the level of activity and economic risk undertaken by the recipient and the ability to demonstrate real use and enjoyment rights in each case of any dividends received. Furthermore, Danish anti-avoidance provisions provide a legislative basis for the Danish tax authorities to deny a recipient of dividends, even though such recipient would otherwise qualify as the beneficial owner, the benefits of a double tax treaty in situations where the main purpose or one of the main purposes of an arrangement or transaction is to gain a tax advantage that would contradict the objective or purpose of a double tax treaty and the arrangement or transaction is considered artificial. An arrangement or transaction will be considered artificial if it has no valid commercial reasons. In practice, the Danish Tax Authorities consider whether a company is merely interposed for tax reasons and acts solely as a conduit.

Topco is a tax resident of the U.K. and is expected to conduct certain management functions relating to the holding of shares, financing, cash management, incentive compensation and other relevant holding company functions. In addition, Topco may in the future decide to invest in other assets and conduct other activities and, in such case, Topco management is expected to decide whether holding these assets or conducing these activities should be made directly at Topco, at Maersk Drilling or at any other subsidiary. Topco management believes that the characteristics of Topco as (i) a publicly listed company with numerous shareholders, (ii) management’s right to dispose of dividends received as it chooses and (iii) the economic risks born by Topco demonstrate that Topco is the beneficial owner of dividends from Maersk Drilling and not a conduit for distribution of such dividends to the shareholders and, accordingly, that the anti-avoidance rules are not expected to apply.

Topco will be a listed company on the NYSE and Nasdaq Copenhagen. Danish case law has shown that the Danish tax authorities and the Danish administrative courts have determined that there is a presumption of beneficial ownership at the level of a listed company, provided that (i) such company’s shares are listed on recognized markets, (ii) such company’s shares are held by a significant number of shareholders, (iii) the shares in the listed company are actually traded on the market, and (iv) there are viable commercial arguments supporting the establishment of the company.

The tests for beneficial ownership and application of Danish anti-avoidance rules are subjective and the ownership of Maersk Drilling will as such entail an inherent risk of a challenge from the Danish tax authorities. The current Danish withholding tax rate is 27% of the distribution. In the event that the Danish tax authorities take the view that the Topco is not the beneficial owner of dividends distributed, and therefore that Danish withholding tax should have been paid, any such payment would increase Topco’s tax burden, and hence its cash flows and financial position, and may prejudice Maersk Drilling’s ability to pay dividends itself. In the event that the Danish tax authorities should regard an EU “blacklisted” entity as the beneficial owner, a proportionate part of any distributions could be subject to 44% Danish withholding taxation.

Risks Relating to Noble’s Business

You should read and consider risk factors specific to Noble’s business that will also affect the combined company after the Business Combination. These risks are described in the sections entitled “Risk Factors” in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, Noble’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 and in other documents incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus. Please see the section entitled “Where You Can Find More Information”.

Risks Relating to Maersk Drilling’s Business

Risks Relating to the Maersk Drilling Group’s Business and Operations

The Maersk Drilling Group’s business involves numerous operating hazards. If a significant accident or other event occurs, and is not fully covered by the Maersk Drilling Group’s insurance policies or any enforceable or recoverable indemnity, it could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s operations are subject to hazards inherent in drilling for oil and natural gas, such as blowouts, reservoir damage, loss of production, loss of well control, punch through (for example, when one leg of the drilling rig breaks through the sea floor crust, destabilizing the rest of the rig), lost or stuck drill strings, equipment defects, craterings, fires, explosions and pollution. Offshore drilling and the provision of well services require the use of heavy equipment and exposure to hazardous conditions which carry inherent health and safety risks. The Maersk Drilling Group’s operations are also subject to hazards inherent in marine operations, such as capsizing, grounding, navigation errors, collision, oil and hazardous substance spills, extensive uncontrolled fires, damage from severe weather conditions, and marine life infestations. Such hazards could expose the Maersk Drilling Group to the risk of suspension or termination of operations, regulatory penalties or sanctions, property, environmental and other damage claims by customers or other third parties, which may in turn have a material adverse effect on the Maersk Drilling Group’s business, financial condition, results of operations, and reputation.

The Maersk Drilling Group’s insurance policies may not adequately cover losses, and the Maersk Drilling Group does not have insurance coverage or rights to an indemnity for all risks. In addition, the Maersk Drilling Group’s insurance coverage will not provide sufficient funds in all situations to protect the Maersk Drilling Group from all liabilities that could result from its operations, including because the amount of the Maersk Drilling Group’s insurance cover may be less than the related impact on enterprise value after a loss, and the Maersk Drilling Group’s coverage also includes policy limits. As a result, the Maersk Drilling Group retains the risk through paying directly for any losses in excess of these limits. The Maersk Drilling Group may also decide to retain substantially more risk through reduction of its insurance policies, and thus paying directly for potential losses in the future.

Although it is the Maersk Drilling Group’s policy to obtain contractual indemnities for as much as possible, it may not always be able to negotiate provisions to protect against all risks. Further, even when the Maersk Drilling Group receives indemnities from customers these may not be easily enforced and will be of limited value if the relevant customers do not have adequate resources to indemnify the Maersk Drilling Group.

No assurance can be made that the Maersk Drilling Group has, or the combined company will be able to maintain in the future, adequate insurance or indemnity against certain risks, and there is no assurance that such insurance or indemnification agreements will adequately protect the Maersk Drilling Group and the combined company against liability from all of the consequences of the hazards and risks described above. The occurrence of a significant accident or other adverse event which is not fully covered by the Maersk Drilling Group’s insurance or any enforceable or recoverable indemnity from a customer could result in substantial losses for the Maersk Drilling Group and could materially adversely affect the Maersk Drilling Group’s results of operations, cash flow and financial condition. The occurrence of a significant accident or other adverse event could also cause the cost of insurance to increase significantly and have a material adverse effect on the Maersk Drilling Group’s earnings, cash flow and financial condition.

The Maersk Drilling Group relies on third-party subcontractors to complete some parts of its projects and its operations may be adversely affected by the sub-standard performance or non-performance of those third-party subcontractors.

The Maersk Drilling Group engages third-party subcontractors to perform some parts of its projects and in respect of new business models a majority of the services under a project may be subcontracted to third-party subcontractors. Subcontractors are used to perform certain services and to provide certain input in areas where the Maersk Drilling Group does not have requisite expertise. Any inability to hire qualified subcontractors could hinder successful completion of a project. Further, the Maersk Drilling Group’s employees may not have the requisite skills to be able to monitor or control the performance of these subcontractors. The Maersk Drilling Group may suffer losses on contracts if the amounts it is required to pay for subcontractor services exceed its original estimates. While the Maersk Drilling Group seeks to mitigate the risks associated with subcontractors by imposing contractual obligations on its subcontractors that are similar to those it has with its customers, and in certain situations, requesting parent guarantees to cover non-performance by subcontractors, the subcontracting of work exposes the Maersk Drilling Group to risks associated with planning, interface, non-performance, delayed performance or substandard performance by its subcontractors. For example, the Maersk Drilling Group has experienced issues with the performance of some of its key suppliers in the past, in particular in relation to delays in the delivery and maintenance of its subsea well-control equipment. Such issues could have a negative effect on Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group relies on third-party suppliers to provide parts, crew and equipment, and its operations may be adversely affected by supplier production disruptions, quality and sourcing issues, price increases or consolidation of suppliers as well as equipment breakdowns.

The Maersk Drilling Group’s reliance on third-party suppliers, manufacturers and service providers to secure equipment and crew used in the Maersk Drilling Group’s drilling operations exposes it to volatility in the quality, price and availability of such items. Certain specialized parts, crew and equipment used by the Maersk Drilling Group in its operations may be available only from a single or a small number of suppliers. A disruption in the deliveries from such third-party suppliers, capacity constraints, production disruptions, price increases, defects or quality-control issues, recalls or other decrease in the availability or servicing of parts and equipment could adversely affect the Maersk Drilling Group’s ability to meet its commitments towards its customers, adversely impact operations and revenues by resulting in uncompensated downtime, reduced day rates under the relevant drilling contracts, cancellation or termination of contracts, or increased operating costs. In addition, consolidation of suppliers may limit the Maersk Drilling Group’s ability to obtain supplies and services when needed at an acceptable cost or at all.

Equipment deficiencies or breakdowns, whether due to faulty parts, quality control issues or inadequate installation, may result in increased maintenance costs and could adversely affect the Maersk Drilling Group’s operations and revenues by resulting in financial downtime. For example, the Maersk Drilling Group has a multi-year maintenance project to overhaul jacking gears on certain jack-up rigs involving significant costs. While the Maersk Drilling Group is pursuing recovery options in respect of certain of the project costs, there can be no assurance as to the extent to which Maersk Drilling will recover those costs. If mitigation measures put in place by the Maersk Drilling Group are not effective, it could lead to significant financial downtime, adversely affect the Maersk Drilling Group’s ability to meet its commitments towards its customers, potential cancellation or termination of drilling contracts, suspension or termination of operations, regulatory penalties or sanctions, property, environmental and other damage claims by customers or other third parties, which may in turn have a material adverse effect on the Maersk Drilling Group’s business, financial condition, results of operations, and reputation.

The Maersk Drilling Group faces risks associated with creating and executing new business models, particularly when such business models involve a risk profile, remuneration, or financial scheme that is different from a conventional drilling contract.

The Maersk Drilling Group aims to explore innovative business models with customers and partners in order to expand its share of the value chain, while simultaneously creating better outcomes for its customers and long-term resilience of its business through increased customer collaboration, differentiation and utilization. Although such business model innovation is intended to offer further earnings opportunities for the Maersk Drilling Group, there are risks associated with creating and executing new business models, particularly when such business models involve a risk profile, remuneration, or financial scheme that is different from the Maersk Drilling Group’s conventional drilling contracts.

The Maersk Drilling Group is currently implementing two broad categories of business models including:

(i) integrating new services into joint offerings to customers as an integrated service provider with the objective of removing waste in the system through better orchestration and alignment of incentives; and

(ii) offering new financial models focused on risk and reward sharing through, among other things, deferred payments, fixed pricing or co-investments, enabling operators to develop fields that would otherwise be economically challenged. However, forecasting the success of any new business model is inherently uncertain and depends on a number of factors both within and outside of the Maersk Drilling Group’s control. The Maersk Drilling Group’s actual revenue and profit generated from such business models may be significantly greater or less than forecasts. In addition, the efficiencies anticipated from new business models may fail to be realized, the costs may be higher and the counterparty risk greater than expected. In addition, as the Maersk Drilling Group creates and executes more new business models and expands into other parts of the value chain, the Maersk Drilling Group’s risk profile may continue to shift. See also “—The Maersk Drilling Group relies on third-party subcontractors to complete some parts of its projects and its operations may be adversely affected by the sub-standard performance or non-performance of those third-party subcontractors”, “—The Maersk Drilling Group’s international activities increase the compliance risk associated with applicable anti-corruption laws” and “—The Maersk Drilling Group’s international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.” Entering into new business models could have an adverse impact on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s drilling rigs are subject to damage or destruction by severe weather, and its drilling operations may be affected by severe weather conditions.

Some of the Maersk Drilling Group’s drilling rigs are located in areas that frequently experience hurricanes and other forms of severe weather conditions. These conditions can cause damage or destruction to its drilling rigs. Further, high winds and turbulent seas could cause the Maersk Drilling Group to suspend operations on drilling rigs for significant periods of time. Even if its drilling rigs are not damaged or lost due to severe weather, the Maersk Drilling Group may experience disruptions in its operations due to evacuations, reduced ability to transport personnel or necessary supplies to the drilling unit, or damage to its customers’ platforms and other related facilities. Future severe weather could result in the loss or damage to the Maersk Drilling Group’s rigs or curtailment of its operations, which could adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group may experience reduced profitability or not fully realize its backlog of drilling revenue if its customers terminate, seek to renegotiate or fail to exercise an option to extend its drilling contracts, or if it fails to secure new drilling contracts.

The Maersk Drilling Group may be subject to the risk of its customers seeking to terminate or renegotiate their contracts. Customers’ financial positions, as well as restricted credit markets, may adversely affect their ability to perform their obligations under drilling contracts with the Maersk Drilling Group. If the Maersk Drilling Group’s customers cancel or are unable or unwilling to renew some of their contracts, the Maersk Drilling Group will need to secure a new contract for that drilling rig and any time lag in doing so could lead to a period of non-utilization. In addition, where the Maersk Drilling Group tenders for new contracts, it is generally difficult to predict whether it will be awarded contracts on favorable terms or at all. The tenders are affected by a number of factors beyond the Maersk Drilling Group’s control, such as market conditions, competition (including the intensity of the competition in a particular market), financing arrangements and government approvals required by customers. If the Maersk Drilling Group is unable to secure new contracts on a timely basis and on substantially similar or better terms, if contracts are disputed or suspended for a period of time, or if a number of its contracts are renegotiated, such events would adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

In addition, customers exploring for or producing oil and/or natural gas (“E&P Companies”) commonly ask for options to extend their drilling contracts to include additional work. Such options may expose the Maersk Drilling Group to risk as the customer may decide not to exercise the option and the Maersk Drilling Group may, in the meantime, have to decline other work. In order to mitigate this risk, options should be exercised with a reasonable notice, however, getting E&P Companies to agree to include adequate notice provisions is difficult to achieve in a weak market. The need for long notice periods reflects the long lead times that characterize the industry in which the Maersk Drilling Group operates. Drilling rigs are often contracted long in advance of the date on which drilling commences and without adequate notice periods for options, the Maersk Drilling Group’s ability to market the rig effectively for future contacts may be compromised. Even if the customer decides to exercise the option and provides adequate notice, the terms of the option may be less favorable than the Maersk Drilling Group may otherwise be able to secure with alternative contracts.

Most of the Maersk Drilling Group’s drilling contracts may be cancelled by the customer without a termination fee becoming payable upon the occurrence of events beyond the Maersk Drilling Group’s control such as the loss or destruction of the drilling rig, or the suspension of drilling operations for a specified period of time as a result of a breakdown of critical equipment. While most of its contracts require the customer to pay a termination fee in the event of an early cancellation without cause, early termination payments will in most cases not fully compensate the Maersk Drilling Group for the full revenue loss of the contract and could result in the drilling rig becoming idle for an extended period of time. If the Maersk Drilling Group or its customers are unable to perform under existing contracts for any reason, or if the Maersk Drilling Group replaces terminated contracts with new contracts having less favorable terms, the Maersk Drilling Group’s backlog of estimated revenue would decline, adversely affecting the Maersk Drilling Group’s business, financial condition, and results of operations.

Additionally, the Maersk Drilling Group’s customers may be entitled to pay a waiting, or standby, rate lower than the full operational day rate if a drilling rig is not available to be fully operational for the customer. In addition, if a drilling rig is taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in the drilling contract, the Maersk Drilling Group may not be entitled to payment of day rates until the rig is able to work. If the interruption of operations were to exceed a determined period, the Maersk Drilling Group’s customers may have the right to pay a rate that is significantly lower than the waiting rate for a period of time or may terminate the drilling contracts related to the subject rig. Prolonged payment of reduced rates or termination of any drilling contract as a result of an interruption of operations could materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

The announcement and pendency of the Business Combination, and uncertainty about the effects of the Business Combination, may increase the risks outlined above and may adversely affect the Maersk Drilling Group’s ability to pursue otherwise attractive business opportunities as suppliers, vendors, partners, customers and other counterparties defer entering into contracts with, or making other decisions concerning the Maersk Drilling Group or seek to modify or terminate existing relationships with the Maersk Drilling Group.

The Maersk Drilling Group has certain customer concentrations, and the loss of a significant customer would adversely impact its financial results.

For the nine months ended September 30, 2021, six customers accounted for 71% of the Maersk Drilling Group’s consolidated revenue. Many of these relationships have lasted over 10 years. Of the $1.0 billion in contracted backlog as of September 30, 2021 (backlog represents expected revenues for rest of year 2021 and beyond and excludes Maersk Inspirer), 87% is attributable to six customers. See “Maersk Drilling’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contract Drilling Services Backlog.” The loss or material reduction of business from a significant customer could therefore have a material adverse impact on the Maersk Drilling Group’s results of operations and cash flows. Moreover, the Maersk Drilling Group’s drilling contracts subject it to counterparty risks. See “—The Maersk Drilling Group is exposed to the credit risks of key customers and certain other third parties.” The ability of each of the Maersk Drilling Group’s counterparties to perform its obligations under a contract with it will depend on a number of factors that are beyond its control such as the overall financial condition of the counterparty. Should a significant customer fail to honor its obligations under an agreement with the Maersk Drilling Group, the Maersk Drilling Group could sustain losses, which could have a material adverse effect on its business, financial condition, and results of operations.

Loss of key personnel or the failure to obtain or retain highly skilled personnel could have a material adverse effect on the Maersk Drilling Group’s operations.

The Maersk Drilling Group’s success depends on its retention of key personnel and its ability to recruit, retain and develop skilled personnel for its business. The demand for personnel with the capabilities and experience required in the oil and natural gas services industries is high, and even higher when market conditions are strong, and success in attracting and retaining such employees is not guaranteed. In addition, the oil and gas industry generally has increasingly struggled to attract talented and qualified personnel. There is intense competition for skilled personnel and there are, and may continue to be, shortages in the availability of engineers and other appropriately skilled people at all levels. Shortages of qualified personnel or the Maersk Drilling Group’s inability to obtain and retain qualified personnel could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

In addition, uncertainty about the effect of the Business Combination on employees may impair the Maersk Drilling Group’s ability to retain and motivate key personnel. If the key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, the Maersk Drilling Group’s business, financial condition and results of operations could be materially and adversely affected. See also “Labor interruptions could have a material adverse effect on the Maersk Drilling Group’s Operations.”

Labor interruptions could have a material adverse effect on the Maersk Drilling Group’s operations.

As of September 30, 2021, the Maersk Drilling Group had approximately 1,800 offshore and approximately 800 onshore employees. Labor interruptions may materially impact the Maersk Drilling Group. Certain of the Maersk Drilling Group’s employees and contractors in international markets, such as Norway and to a lesser extent Denmark, are represented by labor unions and work under collective bargaining or similar agreements, which are subject to periodic renegotiation. Although the Maersk Drilling Group has not experienced any labor disruptions in connection with its own personnel, there can be no assurance that labor disruptions by the Maersk Drilling Group’s employees will not occur in the future. Further, unionized employees of third parties on whom the Maersk Drilling Group relies may be involved in strikes or other forms of labor unrest, causing operational disruptions for the Maersk Drilling Group. Such industrial actions could result in additional costs to the Maersk Drilling Group, as well as limitations on the Maersk Drilling Group’s ability to operate its drilling rigs or provide services to its customers, which may have a material adverse impact on its business, financial condition, and results of operations. Further strikes are considered a possibility each year during annual salary negotiations. If future labor strikes force Maersk Drilling Group to shut down any of its operations, it could have a material adverse impact on its business, financial condition, and results of operations.

In addition, the Maersk Drilling Group will be required to reduce the size of its workforce post-Business Combination. Even if the process is implemented in accordance with the labor law practices in the relevant jurisdictions, there is a risk that certain redundancies may be challenged by employees or labor unions, and thus leading to multiple negotiations or legal proceedings. Such legal proceedings would result in additional costs for legal fees and, if unfavorable decisions were to be made against the Maersk Drilling Group, fines or damages. There is also a risk that the process will give rise to labor actions. Furthermore, major redundancies may also negatively affect the remaining personnel’s work environment and thereby harm daily operations.

The market value of equipment currently owned by the Maersk Drilling Group, including rigs, newbuilds and any further rigs the Maersk Drilling Group may acquire in the future may decrease. This could cause the Maersk Drilling Group to incur losses due to impairment of book values or if it decides to sell assets.

The fair market value of the drilling rigs and equipment currently owned by the Maersk Drilling Group and/or those the Maersk Drilling Group may acquire in the future, may increase or decrease depending on a number of factors, including:

•	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;

•	types, sizes and ages of the drilling rigs and equipment;

•	supply and demand for drilling rigs and equipment;

•	cost of newbuilds;

•	impact on financing by way of certain covenants under the Maersk Drilling Facilities Agreements;

•	prevailing level of drilling services contract day rates and utilization;

•	operational cost levels of rigs;

•	future expectations of contract day rates, utilization, and operational cost levels;

•	discount rate used for future earnings;

•	government laws and regulations, including environmental protection laws and regulations and such laws becoming more stringent; and

•	technological advances.

The Maersk Drilling Group evaluates its book values on a regular basis based on the factors above and if drilling rig and equipment values fall significantly, the Maersk Drilling Group may have to record an impairment loss in its financial statements, which could adversely affect the Maersk Drilling Group’s financial results and condition. In 2020, the Maersk Drilling Group recorded impairment reversals totaling $1.58 billion, of which $734 million related to jack-up rigs and $846 million related to floaters. The impairment losses in 2020 were due to the challenging market conditions experienced during the market downturn and the uncertainty over future earning capability of the assets due to the changing industry landscape. Should such challenging market conditions continue and a recovery in the market outlook be further delayed, further impairment losses are possible.

Upgrade, refurbishment and repair projects are subject to risks, including delays and cost overruns, which could have an adverse impact on the Maersk Drilling Group’s available cash resources and results of operations.

The Maersk Drilling Group incurs upgrade, refurbishment and repair expenditures for its rigs from time to time, typically when upgrades are required by industry standards and/or by law. Such expenditures are also necessary in response to requests by customers, inspections, regulatory or certifying authorities or when a rig is damaged. Upgrade, refurbishment and repair projects are subject to execution risks, including cost overruns or delays resulting from, for example:

•	unexpected long delivery times for, or shortages of, key equipment, parts and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen design and engineering problems;

•	latent damages to or deterioration of hull, equipment and machinery in excess of engineering estimates and assumptions;

•	unanticipated actual or purported change orders;

•	health, safety, security and environment (“HSSE”) incidents occurring during the project;

•	failures or delays of third-party service providers;

•	disputes with shipyards and suppliers;

•	delays and unexpected costs of incorporating parts and materials needed for the completion of projects;

•	changes to a particular customers’ specifications;

•	failure or delay in obtaining acceptance of a rig from a customer;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability or delay in obtaining flag-state, classification society, certificate of inspection, or regulatory approvals.

Significant cost overruns and/or delays have in the past and could in the future adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. Additionally, capital expenditures and deferred costs for upgrading and refurbishment projects, including any planned refurbishments, upgrades or conversions of the rigs, could exceed the Maersk Drilling Group’s planned capital expenditures. Failure to complete an upgrade, refurbishment, repair or conversion projects on time may, in some circumstances, result in the delay, renegotiation or cancellation of a drilling contract and could put at risk planned arrangements to commence operations on schedule. The Maersk Drilling Group could also be exposed to contractual penalties for failure to complete an upgrade, refurbishment or repair project and consequentially a failure to commence operations in a timely manner. Rigs undergoing upgrade, refurbishment or repairs generally do not earn a day rate during the period they are out of service. Failure by the Maersk Drilling Group to minimize lost day rates resulting from the immobilization of its rigs may materially adversely impact the Maersk Drilling Group’s business, financial condition, and results of operations.

There may be limits to the Maersk Drilling Group’s ability to mobilize rigs between geographic areas, and the duration, risks and associated costs of such mobilizations may be material to the Maersk Drilling Group’s business.

The offshore drilling industry is a global market as rigs can, depending on the technical capability of a rig to relocate and operate in various environments, as well as a rig’s regulatory compliance with local technical requirements, be moved from one area to another. However, mobilization of rigs is expensive and time-consuming and can be impacted by several factors including, but not limited to, governmental regulation and customs practices, availability of tugs and dry tow vessels, weather, currents, political instability, civil unrest, and military actions and rigs may as a result become stranded. Some jurisdictions, such as Norway, enforce strict technical requirements on the rigs, requiring substantial physical modification to the rigs before they can be utilized. Such modifications may require significant capital expenditures, and as a result, may limit the use of the rigs to those jurisdictions in the future. In addition, mobilization always caries the risk of damage to the rig. Failure to mobilize a rig in accordance with the deadlines set by a specific customer contract could result in a loss of compensation, liquidated damages or the cancellation or termination of the contract. In some cases, the Maersk Drilling Group may not be paid for the time that a rig is out of service during mobilization. In addition, in the hope of securing future contracts, the Maersk Drilling Group may choose to mobilize a rig to another geographic market without a customer contract in place. If no customer contracts are acquired, Maersk Drilling Group would be required to absorb these costs. Mobilization and relocating activities could therefore potentially have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

Reactivation of stacked rigs is subject to risks, including delays and cost overruns, which could have an adverse impact on the Maersk Drilling Group’s available cash resources and results of operations.

The Maersk Drilling Group expects to reactivate those of its rigs that are currently stacked once those rigs are contracted and may consider reactivating additional rigs in anticipation of expected positive economic returns on such reactivation. Reactivation projects are subject to execution risks, including cost overruns or delays, which may adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. Capital expenditures and deferred costs for reactivation of stacked rigs could also exceed the Maersk Drilling Group’s planned capital expenditures. Failure to complete a reactivation on time may, in some circumstances, result in the delay, renegotiation or cancellation of a drilling contract and could put at risk planned arrangements to commence operations on schedule, exposing the Maersk Drilling Group to contractual penalties. A successful reactivation project could be impacted if incorrect or insufficient preservation processes were used during the stacking period, causing increased costs and/or delays for reactivation beyond that budgeted.

Physical infrastructure and logistics systems in some of the areas where the Maersk Drilling Group operates are in poor condition.

Physical infrastructure and logistics systems, such as roads, air transport facilities and lines of communication, in certain areas of the world where the Maersk Drilling Group operates, may be under developed and may not have been adequately funded and maintained. This may have an effect on the efficiency and safety of the Maersk Drilling Group’s operations in these regions due to reduced efficiency, predictability, reliability, and safety in the transportation of equipment and personnel. Breakdowns or failures of any part of the physical infrastructure or logistics systems in the areas where the Maersk Drilling Group operates may disrupt the Maersk Drilling Group’s normal business activities, cause the Maersk Drilling Group to suspend operations, or make Maersk Drilling Group operations impossible. Such circumstances, or any further deterioration of the physical infrastructure in the areas where the Maersk Drilling Group operates, may increase the costs of doing business and interrupt business operations, any or all of which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations. In addition, as many new areas for drilling for oil and natural gas are made in areas of the world that may still be developing the relevant infrastructure, the Maersk Drilling Group’s exposure to this risk may increase in the future.

The Maersk Drilling Group’s business, financial condition, and results of operations may be adversely affected if it does not make accurate assumptions and estimates when tendering for new drilling contracts.

The Maersk Drilling Group must make certain assumptions and estimates when it tenders for new contracts, as well as identify key issues and risks (including, but not limited to, the degree of complexity of the project assumptions regarding rig efficiency or utilization of equipment, HSSE performance requirements, operational expenses, mobilization costs, tax payments, availability of skilled personnel and availability of critical equipment with long lead times). Assumptions are particularly necessary when tendering for a new client or entering new product or geographic markets. Even when a risk is properly identified, the Maersk Drilling Group may be unable to or may not accurately quantify it. Unforeseen or unanticipated risks and incorrect assumptions when bidding for a contract may lead to increased costs and/or loss of revenue for the Maersk Drilling Group and could adversely affect its business, financial condition, and results of operations.

The Maersk Drilling Group is exposed to the credit risks of key customers and certain other third parties.

The Maersk Drilling Group is subject to risks of loss resulting from the non-payment or non-performance by third parties of their obligations. Although the Maersk Drilling Group monitors and manages counterparty risks, some of the Maersk Drilling Group’s customers and other parties may be highly leveraged and subject to their own operating, financial and regulatory risks. During more challenging market environments, the Maersk Drilling Group will be subject to an increased risk of customers seeking to repudiate contracts. The ability of the Maersk Drilling Group’s customers to perform their contractual obligations may also be adversely affected by restricted credit markets and economic downturns. Any bankruptcy, insolvency or inability by the Maersk Drilling Group’s customers to settle their debts or honor their obligations to the Maersk Drilling Group when they fall due may adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group may also have considerable risk in relation to joint-venture partners and other parties with whom the Maersk Drilling Group does and will collaborate with, in particular related to the possible non-performance of such parties of their obligation towards the Maersk Drilling Group. See “—The Maersk Drilling Group faces risks associated with joint ventures and investments in associates”.

The Maersk Drilling Group’s labor costs and related operating costs could increase as a result of a number of factors.

A number of factors could increase the Maersk Drilling Group’s labor costs and potentially affect other costs of operations. For example, during historic periods of high growth within the industry, the cost of qualified personnel and equipment has increased dramatically. Even during periods of low growth within the industry, personnel and operating costs related to specific operations may increase as a result of increasingly-stringent local content requirements, which require personnel, services, and equipment to be sourced from the local jurisdiction (see also “—The Maersk Drilling Group is subject to complex laws and regulations in various jurisdictions that can adversely affect the cost, manner or feasibility of conducting its business”).

Although the Maersk Drilling Group’s longer term contracts (those over 12 months in length) with customers typically include price escalation clauses, which establish agreed annual rate increases typically linked to a relevant index to cover the Maersk Drilling Group’s increased costs, there can be no assurance that such clauses will be sufficient to fully compensate the Maersk Drilling Group for higher personnel expenses or related operational costs. Further, certain countries where the Maersk Drilling Group operates may lack a suitable price escalation index, which makes it difficult for the Maersk Drilling Group to negotiate an acceptable escalation clause. Additional labor and related operating costs could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s operating and maintenance costs will not necessarily fluctuate in proportion to changes in operating revenues.

The majority of Maersk Drilling’s operating revenues are derived from day rates which are subject to fluctuations depending on external factors that include, but are not limited to, the general level of oil and gas prices and the demand and supply of drilling rigs. The same cannot be said for the Maersk Drilling Group’s operating and maintenance costs which are largely fixed in nature. Since record high day rates in 2014, day rates included in new contracts for Maersk Drilling Group’s drilling rigs have declined. In response, the Maersk Drilling Group has implemented cost reductions, however operating and maintenance costs have not declined in line with day rates during the same period. From 2017 into 2020, gradual improvements in day rates were observed, reflecting an upturn in the general market. In March 2020, in conjunction with the spread of a global pandemic, day rates and demand for drilling rigs fell to all-time lows. Since then, in the backdrop of the strongest oil price since 2014, demand for drilling rigs has rebounded and day rates have seen meaningful recoveries, although they still remain below levels observed in 2014. In a situation where a drilling rig faces longer idle periods, reductions in costs may not be immediate as some of the crew may be required to prepare drilling rigs for the idle period and the Maersk Drilling Group may not be able to successfully redeploy crew members who are not required to maintain the drilling rig. Accordingly, there can be no assurance that the Maersk Drilling Group will be successful in reducing its costs proportionately under circumstances where its revenues may also have decreased. To the extent that changes in the Maersk Drilling Group’s operating and maintenance costs are not proportionate to changes in operating revenues there may be a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group may not be able to keep pace with a significant step-change in technological development.

The market for the Maersk Drilling Group’s services is affected by significant technological developments that have resulted in, and will likely continue to result in, substantial improvements in equipment functions and performance throughout the industry. As a result, the Maersk Drilling Group’s future success and profitability will be dependent in part upon its ability to:

•	improve existing services, rigs and rental equipment;

•	address the increasingly sophisticated needs of its customers;

•	anticipate major changes in technology and industry standards and respond to technological developments on a timely basis.

If the Maersk Drilling Group is not successful in acquiring new equipment or upgrading its existing drilling rigs, rental equipment, or the technical skill set of its employees on a timely and cost-effective basis in response to technological developments or changes in industry standards, or if a significant step-change in technology provides an alternative method for drilling, this could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s success depends to a large extent on IT systems, and the occurrence of an attack or other IT systems incident or break down could result in operational disruption, theft or data corruption and could cause financial or reputational harm to the Maersk Drilling Group.

The Maersk Drilling Group’s ability to timely and correctly obtain, process and transmit data related to its operations and products is critical to the effective management of its business. A breakdown of or disruption to any of the Maersk Drilling Group’s IT systems could materially impact its relationships with customers, its reputation and its operating costs and margins.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased. A cyberattack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruptions and denial-of-service. In June 2017, A.P. Moller Maersk A/S and its consolidated subsidiaries (together, the “Maersk Group”), and many other firms and organizations in Europe and the United States, experienced a malicious ransomware-based cyberattack which resulted in significant and extended disruptions to critical IT systems and infrastructure. As a part of the Maersk Group at the time, the Maersk Drilling Group relied on certain of the Maersk Group’s IT systems. The cyberattack resulted in an effective lock down of infected computers on the Maersk Group’s network, with files and documents on affected systems involuntarily encrypted and rendered inaccessible. The cyberattack significantly limited computer access on the administrative side of the Maersk Drilling Group’s IT systems and infrastructure. However, due to information security counter-measures, the Maersk Drilling Group’s operations were unaffected by the cyberattack.

The Maersk Drilling Group’s technologies, systems and networks, and those of third parties on which the Maersk Drilling Group relies, could be the target of future cyberattacks or information security breaches. Any such event could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption to the Maersk Drilling Group’s business and operations. In addition, certain cyber incidents, such as surveillance, could remain undetected for an extended period of time. There can be no assurance that the Maersk Drilling Group will not be the target of cyberattacks in the future or suffer losses related to any such cyber incident.

Such attacks could lead to IT systems downtime, loss of access to business applications, inability to meet legal, regulatory or contractual requirements, loss of business information and/or intellectual property through destruction or theft and adversely impact production networks and production capabilities. If the Maersk Drilling Group is not successful in achieving additional operational efficiencies and enhanced IT security through ongoing maintenance, improvement and development of its IT systems, its ability to maintain operational efficiencies and cost structure relative to its competitors and to defend against such cyber incidents could deteriorate, which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group has engaged in divestments that may subject it to associated risks and liabilities.

The Maersk Drilling Group has provided, and may in the future provide, certain representations, warranties and indemnities in connection with the businesses it sells, for example in connection with the divestment of Maersk Inspirer in 2021. As a result, the Maersk Drilling Group may be subject to the risk of liability for breach of representations and warranties and/or indemnity obligations in favor of the respective buyers. While the Maersk Drilling Group does not currently believe there will be any material claims under the representations, warranties and indemnities it has provided, it is possible that claims could be made against the Maersk Drilling Group in the future. If such a claim or claims were successful, it could have a material adverse effect on the Maersk Drilling Group’s results of operations, cash flows and financial position.

The Maersk Drilling Group faces risks associated with joint ventures and investments in associates.

The Maersk Drilling Group has made investments in joint ventures and associates. Such investments are often entered into to satisfy local requirements in certain jurisdictions and the terms of the investment agreements vary depending on the counterparty and jurisdiction involved.

Investments in joint ventures or associates over which the Maersk Drilling Group has partial or joint control are subject to the risk that the other shareholders of the joint venture or associate, who may have different business or investment strategies than the Maersk Drilling Group or with whom the Maersk Drilling Group may have a disagreement or dispute, may have the ability to block business, financial, or management decisions (such as the decision to distribute dividends or appoint members of management) which may be crucial to the success of the Maersk Drilling Group’s investment in the joint venture or associate, or could otherwise implement initiatives which may be contrary to the Maersk Drilling Group’s interests. The Maersk Drilling Group’s partners may be unable, or unwilling, to fulfil their obligations under the relevant shareholder agreements (for example by non-contributing working capital or other resources), or may experience financial, operational, or other difficulties that may adversely impact the Maersk Drilling Group’s investment in a particular joint venture or associate. In addition, the Maersk Drilling Group’s partners may lack sufficient controls and procedures which could expose the Maersk Drilling Group to risk. If any of the foregoing were to occur, such occurrence could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

Financial Risks Relating to the Maersk Drilling Group

The Maersk Drilling Group operates in a capital-intensive industry and its future sources of financing are not necessarily secured.

The Maersk Drilling Group operates in a capital-intensive industry and thus may have substantial capital needs in order to be able to cover its obligations in connection with maintaining its fleet of drilling rigs and any potential future growth strategies.

The Maersk Drilling Group finances its capital expenditures through a combination of operating cash flow and debt financing. It is not certain that the Maersk Drilling Group will generate enough free cash flow to enable it to cover all its financing needs without resorting to debt financing or that its capital expenditures and other investments will yield the returns that it anticipates. The Maersk Drilling Group has an undrawn revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $400,000,000. Although it is expected that the Revolving Credit Facility will provide the Maersk Drilling Group with sufficient liquidity in case of potential downside scenarios, the available amount under the facility may not sufficiently cover the needs of the Maersk Drilling Group in situations where risk factors relating to, inter alia, idle periods, lower rates, lower payments for downtime, project cost overruns and cost increases materialize in a manner not foreseen and catered for by the Maersk Drilling Group. Moreover, it may not be possible, irrespective of the general level of interest rates, to obtain additional required debt financing or it may only be possible to do so with difficulty, with delay or at unfavorable commercial terms.

If the Maersk Drilling Group’s degree of leverage is too high, it could become more vulnerable in the event of a downturn in business or the economy generally. In addition, if the Maersk Drilling Group is unable to comply with the restrictions and the financial covenants in the Maersk Drilling Facilities Agreements or any future agreement governing its indebtedness, there could be a default under the terms of these agreements, which could result in an acceleration of repayment of funds that have been borrowed.

The Maersk Drilling Group has incurred, and may in the future incur, significant amounts of debt. As of September 30, 2021, the Maersk Drilling Group had total outstanding interest-bearing debt with a carrying amount of $1.16 billion. The Maersk Drilling Group’s degree of leverage could make it more vulnerable to a downturn in business or the economy generally. The Maersk Drilling Group could default on its debt service obligations, or, if it becomes more leveraged in the future, the resulting increase in debt service requirements could cause it to default on its obligations, any of which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

If the Maersk Drilling Group is unable to comply with the restrictions and covenants in the Syndicated Facilities Agreement, the DSF Facility Agreement (as defined below) or any other future debt financing agreements, there could be a default or cancellation under the terms of those agreements and lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. The Maersk Drilling Group’s ability to comply with these restrictions and covenants, including meeting financial ratios and measures, is dependent on its future performance. See “Business of Maersk Drilling and Certain Information About Maersk Drilling—Liabilities and Indebtedness” for further information on the restrictions and covenants in the Syndicated Facilities Agreement and the DSF Facility Agreement. Borrowings under debt arrangements that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. In addition, each of the Syndicated Facilities Agreement and the DSF Facility Agreement include change of control provisions. If either of such change of control provisions is triggered, it could result in Maersk Drilling having to immediately prepay all amounts, including interest, accrued and owing under the facilities made available pursuant to the Syndicated Facilities Agreement and the DSF Facility Agreement, respectively. Moreover, the DSF Facility Agreement includes, with effect from, and subject to the occurrence of, the date of completion of the Offer, a provision to the effect that if APMH ceases to be represented on the Topco Board, this could result in the Maersk Drilling Group having to immediately prepay all amounts, including interest, accrued and owing under the facility made available pursuant to the DSF Facility Agreement.

In addition, the Syndicated Facilities are secured, as of the date hereof, by (i) first priority mortgages on the Syndicated Collateral Rigs, (ii) first priority assignment of insurance of the Syndicated Collateral Rigs, (iii) first priority pledge of certain bank accounts and, (iv) first priority share pledge in the group members being owners of the Syndicated Collateral Rigs and certain material intra-group charterers in respect of the Syndicated Collateral Rigs and (v) subordination of certain intra-group loans. In certain circumstances, earnings in respect of employment contracts for the Syndicated Collateral Rigs will be assigned in favor of the lenders under the Syndicated Facilities Agreement. The DSF Facility is secured by certain liens, including a first priority mortgage on the DSF Collateral Rigs. See “Business of Maersk Drilling and Certain Information About Maersk Drilling—Liabilities and Indebtedness” for further information on the security granted by the Maersk Drilling Group in respect of the DSF Facility.

Accordingly, the Maersk Drilling Group’s degree of leverage, restrictive covenants in the Syndicated Facilities Agreement and the DSF Facility Agreement, respectively, or the fact that the majority of the Maersk Drilling Group’s existing assets have been pledged in favor of existing lenders could affect its ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes.

If any of these events occur, the Maersk Drilling Group cannot guarantee that its assets will be sufficient to repay in full all of its outstanding indebtedness, and the Maersk Drilling Group may be unable to find alternative financing. Even if the Maersk Drilling Group could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. The occurrence of such events may have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s results are affected by fluctuations in foreign exchange rates.

The Maersk Drilling Group’s income is primarily denominated in U.S. dollars, while the related expenses are incurred in a wide range of currencies, including U.S. dollars, Danish kroner, pounds sterling, Australian dollars and Norwegian kroner. In order to manage foreign exchange rate exposure related to costs incurred in local currency, the Maersk Drilling Group has implemented a long-term hedging strategy, whereby costs associated with its head office in Denmark are hedged with financial transactions while in other jurisdictions the hedging strategy is to enter into customer contracts where an element of the contract value is in the local currency of the relevant jurisdiction to match, or hedge part of, the local costs.

There are complexities inherent in determining whether and when foreign currency exposure of the Maersk Drilling Group will materialize. The Maersk Drilling Group may also have difficulty in fully implementing its hedging strategy if its hedging counterparties are unwilling to increase derivative risk limits with it, and the Maersk Drilling Group is also exposed to the risk of non-performance or default by these hedging counterparties. The exchange rates at which the Maersk Drilling Group is able to hedge its foreign currency exposure may also deteriorate. Accordingly, its foreign currency hedging strategy may not protect it from significant changes in the exchange rate of the U.S. dollar to other currencies, in particular over the long term, which could have a negative effect on the Maersk Drilling Group’s results of operation and financial condition. In addition, in accordance with its hedging strategy, the Maersk Drilling Group estimates its local currency costs in order to hedge the local currency element of its non-U.S. dollar-denominated contracts and to the extent that any portion of such costs is not hedged, the Maersk Drilling Group will be exposed to changes in exchange rates, which may be significant. Failure to manage this cost/price exposure could have an effect on the Maersk Drilling Group’s business, financial condition, and results of operations. In addition to the foreign currency exposure that the Maersk Drilling Group faces in its operations, certain jurisdictions in which the Maersk Drilling Group operates may from time to time impose restrictions on the movement of cash thereby limiting the Maersk Drilling Group’s ability to move money from the local jurisdiction. Any such restrictions could have an adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group is exposed to risks relating to interest rate fluctuations.

The facility made available under the DSF Facility Agreement and the majority of the facilities made available under the Syndicated Facilities Agreement have floating interest rates. In order to manage the Maersk Drilling Group’s exposure to interest rate fluctuations, the Maersk Drilling Group targets to have a portion of its gross debt at fixed interest rates either directly or through interest rate swaps over the duration of the Syndicated Facility.

If the Maersk Drilling Group is unable to effectively manage its interest rate exposure, any increase in market interest rates would increase the Maersk Drilling Group’s interest rate exposure, debt service obligations, earnings and cash flow. Such changes in interest rates could also have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

Legal and Regulatory Risks Relating to the Maersk Drilling Group

The Maersk Drilling Group is subject to complex laws and regulations in various jurisdictions that can adversely affect the cost, manner or feasibility of conducting its business.

The Maersk Drilling Group is subject to numerous laws and regulations in the jurisdictions in which it operates, covering a variety of areas, including:

•	oil and natural gas exploration and development;

•	the equipment requirements for, and operation of, drilling rigs, and provision of well services;

•	customs duties on the importation of drilling rigs and equipment;

•

protection of the environment (see also “—The Maersk Drilling Group may be subject to liability under multifaceted environmental laws and regulations and contractual environmental liability, which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.”);

•

taxation of offshore earnings and the earnings of expatriate personnel (see also “—The complexity and continued development of local and international tax rules and interpretation thereof and the complexity of the Maersk Drilling Group’s business, together with increased political and public focus on multinational companies’ tax payments, may expose the Maersk Drilling Group to financial and reputational risks”);

•	repatriation of foreign earnings;

•	HSSE performance requirements;

•	the employment and compensation of local employees; and

•	the use of local suppliers, contractors, representatives and/or agents by the Maersk Drilling Group.

In addition, some foreign governments favor or require: (i) the awarding of drilling contracts to contractors wholly or partially owned by their own citizens; (ii) the partial or complete ownership of drilling rigs and/or equipment by their own citizens; (iii) the local registration of companies or branches; (iv) the use of a local representative/agent; (v) the purchase of goods or services from local suppliers; (vi) ministerial or central bank approval for payments in a currency other than the local currency and/or (vii) the employment of their own citizens. These practices, known as “local content requirements”, may, to the extent that there is a limited supply of local suppliers, partners and contractors qualified for the Maersk Drilling Group’s services, materially adversely affect the Maersk Drilling Group’s ability to compete or to operate in those regions as well as the Maersk Drilling Group’s costs and ultimately its business, financial condition, and results of operations. To the extent local content requirements are only discovered or confirmed after operations have commenced, the Maersk Drilling Group may be restricted from receiving payments for its drilling services, incur substantial costs and may ultimately be required to cease operations in the local jurisdiction. Further, it is difficult to predict what laws or regulations may be enacted in the future or how the local authorities’ implementation, interpretation, or enforcement of such regulations could adversely affect the global drilling industry and the Maersk Drilling Group’s business.

Applicable laws and regulations can significantly affect the ownership and operation of the Maersk Drilling Group’s rigs, and failure to comply may subject the Maersk Drilling Group to exclusion from the relevant market, loss of future and existing contracts, and criminal sanctions or administrative or civil remedies, including fines, denial of export privileges, injunctions, or seizures of assets. While the Maersk Drilling Group maintains policies designed to comply with various foreign laws and regulations, it may not be possible for the Maersk Drilling Group to detect or prevent every violation in every jurisdiction in which its employees, agents, subcontractors or joint venture partners are located. Should such a violation occur, the Maersk Drilling Group or its directors, officers, and employees may therefore be subject to civil and criminal penalties and to reputational damage.

The Maersk Drilling Group may be subject to liability under multifaceted environmental laws and regulations and contractual environmental liability, which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s operations are subject to a variety of laws, regulations, and requirements in multiple jurisdictions controlling the discharge of various materials into the environment (including petroleum products, asbestos, polychlorinated biphenyls and other substances that may be present at, or released or emitted from, the Maersk Drilling Group’s operations), requiring removal and clean-up of materials that may harm the environment, controlling carbon dioxide emissions, or otherwise relating to the protection of the environment. Such laws, regulations and requirements vary from jurisdiction to jurisdiction. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

In general, the laws and regulations protecting the environment are becoming increasingly numerous, stringent, and complex. For example, the Maersk Drilling Group is subject to U.S. regulations (such as the Clean Water Act, and other regulations administered by the U.S. Coast Guard, the Environmental Protection Agency, and the Bureau of Safety and Environmental Enforcement), UK regulations (such as the requirement to have an Oil Pollution Emergency Plan pursuant to the Offshore Safety Directive), and other national and international regulations (such as the requirement to have a Shipboard Oil Pollution Emergency Plan (“SOPEP”) pursuant to the International Maritime Organization). The Maersk Drilling Group incurs, and expects to continue to incur, significant capital and operating costs to comply with applicable environmental laws and regulations.

A failure to comply with applicable environmental laws and regulations, or to obtain or maintain necessary environmental permits or approvals, or a non-compliant release of oil or other hazardous substances in connection with the Maersk Drilling Group’s operations could subject the Maersk Drilling Group to significant administrative and civil fines and penalties, criminal liability, remediation costs for natural resource damages, third-party damages, and material adverse publicity, or may result in the suspension or termination of its operations. Some laws may expose the Maersk Drilling Group to liability for the conduct of, or conditions caused by, third parties (including customers and subcontractors), or for acts that were in compliance with all applicable laws at the time they were performed. Further, some of these laws and regulations may impose direct and strict liability, rendering a company or a person liable for environmental damage without regard to negligence. The Maersk Drilling Group is required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and the insurance may not be sufficient to cover all such risks and may at times become materially more costly to acquire.

The Maersk Drilling Group has generally been able to obtain some degree of contractual indemnification pursuant to which its customers agree to hold harmless and indemnify the Maersk Drilling Group against liability for pollution, well and environmental damage. However, generally in the oil and natural gas services industry there is increasing pressure from customers to pass on a larger portion of the liabilities to contractors, such as the Maersk Drilling Group, as part of their risk management policies. Further, there can be no assurance that the Maersk Drilling Group can obtain indemnities in its contracts or that, in the event of extensive pollution and environmental damage, its customers would have the financial capability to fulfil their contractual obligations. Further, such indemnities may be deemed legally unenforceable based on relevant law, including as a result of public policy.

Finally, if a major industry incident, such as the blowout of the Macondo well in the U.S. Gulf of Mexico in 2010, was to occur again, this could lead to a regulatory response which may result in further increased operating costs and exposures. The Maersk Drilling Group cannot predict with any certainty what further impact, if any, future serious incidents may have on the regulation of offshore oil and natural gas exploration and development activity and the cost and availability of insurance coverage to cover the risks of such activities. The enactment of new or stricter regulations in the United States and other countries and increased liability for companies operating in this sector plus increased cost or unavailability of insurance could adversely affect the Maersk Drilling Group’s operations.

Regulation of greenhouse gases (“GHGs”) and climate change related legislation, global decarbonization, and changes in the availability of financing for fossil fuel companies could have a negative impact on the Maersk Drilling Group’s business, financial condition, and results of operations.

Governments around the world are increasingly focused on enacting laws and regulations regarding climate change and regulation of greenhouse gases. Lawmakers and regulators in the jurisdictions where the Maersk Drilling Group operates have proposed or enacted regulations requiring reporting of greenhouse gas emissions and the restriction thereof. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues and impose reductions of hydrocarbon-based fuels, and encouraging the implementation of net-zero greenhouse gas emission pledges. The Norwegian government, for example, has declared that its goal is to achieve net-zero greenhouse gas emissions by 2030; to achieve that goal, Norway’s oil and gas producers may be required to lower their carbon output or purchase carbon credits to offset their emissions, which could unfavorably impact the Maersk Drilling Group’s customers and, in turn, the Maersk Drilling Group’s business. Laws or regulations incentivizing or mandating the use of alternative energy sources such as wind power and solar energy have also been enacted in certain jurisdictions. Numerous large cities globally and a few countries have mandated conversion from internal combustion engine-powered vehicles to electric-powered vehicles and placed restrictions on non-public transportation. Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil could reduce demand for oil. These measures are aimed at reducing reliance on and future demand for oil, which could have a material impact on the Maersk Drilling Group’s business.

In recent years, federal, state and local governments have taken steps to reduce emissions of GHGs and encourage decarbonization. The EPA has finalized a series of GHG monitoring, reporting and emissions control rules, and the U.S. Congress has, from time to time, considered adopting legislation to reduce emissions. Several states have already taken measures to reduce emissions of GHGs primarily through the development of GHG emission inventories or regional GHG cap-and-trade programs. While we are subject to certain federal GHG monitoring and reporting requirements, our operations currently are not adversely impacted by existing federal, state and local climate change initiatives. Although Congress previously considered but did not adopt proposed legislation aimed at reducing GHG emissions, recent Congressional resolutions and the new Democratic majority in both the Senate and House of Representatives make it likely Congress will soon consider new legislation requiring decarbonization or use of renewable energy in much higher proportions. The likelihood of such legislation has increased due to the current administration. Recently, several states and local jurisdictions have pledged to remove internal combustion engines from their roads as early as 2035. Consequently, legislation and regulatory programs to reduce GHG emissions could have an adverse effect on our business, financial condition and results of operations.

Such environmental, social and governance (“ESG”) activism and initiatives aimed at limiting climate change and reducing air pollution could impact our business activities, operations and ability to access capital. Furthermore, some parties have initiated public nuisance claims under federal or state common law against certain companies involved in the production of oil. As a result, private individuals or public entities may seek to enforce environmental laws and regulations against us and could allege personal injury, property damages or other liabilities. Although our business is not a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.

Laws, regulations, treaties, and international agreements related to greenhouse gases and climate change may unfavorably impact the Maersk Drilling Group’s business, its suppliers, and its customers, may result in increased compliance costs and operating restrictions, restrict the Maersk Drilling Group’s access to debt and equity capital or its ability to secure insurance coverage, and could reduce drilling in the offshore oil and natural gas industry generally, all of which would have a material adverse impact on the Maersk Drilling Group’s business, financial condition, and results of operations.

Finally, most scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere and climate change may produce significant physical effects on weather conditions, such as increased frequency and severity of droughts, storms, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas produced or cause us to incur significant costs in preparing for or responding to the effects of climatic events themselves. Potential adverse effects could include disruption of our production activities, including, for example, damages to our facilities from winds or floods, increases in our costs of operation or reductions in the efficiency of our operations, impacts on our personnel, supply chain, or distribution chain, as well as potentially increased costs for insurance coverages in the aftermath of such effects. Our ability to mitigate the adverse physical impacts of climate change depends in part upon our disaster preparedness and response and business continuity planning.

The Maersk Drilling Group operates in various jurisdictions, and is thereby exposed to a number of risks inherent in international operations, including political, civil, or economic disturbance.

The Maersk Drilling Group currently operates in several countries and may operate in additional countries in the future, thereby exposing it to risks that are inherent to conducting international operations, some of which are due to factors beyond the Maersk Drilling Group’s control, including:

•	terrorist acts, war, civil disturbances and military actions;

•	seizure, nationalization or expropriation of property or equipment;

•	political unrest or revolutions;

•	acts of piracy, which have historically affected ocean-going vessels;

•	actions by environmental organizations;

•	natural disasters;

•	pollution or environmental damage;

•	public health threats;

•	labor interruptions or strikes;

•	the inability to repatriate income or capital;

•	complications associated with repairing and replacing equipment in remote locations;

•	delays or difficulties in obtaining necessary visas and work permits for its employees;

•	wage and price controls imposed by the relevant authorities;

•	delays or difficulties in obtaining required licenses or approval to operate from the relevant authorities;

•	imposition of trade barriers, moratoriums or sanctions and other forms of government regulation and economic conditions; and

•	changes to country-specific regulatory, tax or financial requirements.

Some of these risks could result in events that limit or disrupt the Maersk Drilling Group’s operations (for example, by requiring or resulting in evacuation of personnel, cancellation of contracts, or the loss of personnel or assets), impose practical or legal barriers to the Maersk Drilling Group’s continued operations, or negatively impact the profitability of those operations, and could therefore have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations. For example, the United States government has initiated or is considering imposing tariffs on certain imports and/or trade counterparties, including China, and certain foreign governments, including China, have initiated or are considering imposing retaliatory tariffs on certain United States goods. A global trade disruption, whether as the result of a prolonged “trade war” or some other reason, could result in changes to the cost of oil or other goods, impacting E&P Companies’ demand for drilling services.

If the Maersk Drilling Group or its customers are unable to acquire or renew permits and approvals required for drilling operations or are unable to comply with regulations required to maintain such permits and approvals, the Maersk Drilling Group may be forced to suspend or cease its operations, and its profitability may be reduced.

Crude oil and natural gas exploration and production operations require numerous permits and approvals for the Maersk Drilling Group and its customers from governmental agencies in the areas in which it operates. Many governmental agencies have increased regulatory oversight and permitting requirements in recent years. If the Maersk Drilling Group or its customers are not able to obtain necessary permits and approvals in a timely manner, the Maersk Drilling Group’s operations will be adversely affected. Obtaining all necessary permits and approvals may necessitate substantial expenditures to comply with the requirements of these permits and approvals. Future changes to these permits or approvals or any adverse change in the interpretation of existing permits and approvals could result in further unexpected, substantial expenditures. Such regulatory requirements and restrictions could also delay or curtail the Maersk Drilling Group’s operations, require it to make substantial expenditures to meet compliance requirements, and could have a material impact on its business, financial condition, and results of operations and may create a risk of expensive delays or loss of value if a project is unable to function as planned.

In addition, the Maersk Drilling Group is subject from time to time to audits by regulators who assess conformity with regulations. Failure to adequately comply with orders received from regulators could result in the requirement for further substantial expenditures, the imposition of operational restrictions on the Maersk Drilling Group and, potentially, the loss of required permits or approvals, all of which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.

The complexity and continued development of local and international tax rules and interpretation thereof and the complexity of the Maersk Drilling Group’s business, together with increased political and public focus on multinational companies’ tax payments, may expose the Maersk Drilling Group to financial and reputational risks.

The Maersk Drilling Group operates in multiple jurisdictions, which entails an inherent tax risk, with respect to corporate taxes, value added taxes and excise duties, as well as withholding taxes and taxes regarding specific rig taxation, and allocation between jurisdictions hereof.

Most of the Maersk Drilling Group’s operations are subject to potential changes in tax regimes in a similar manner as other companies in the industry. General changes to applicable tax laws and regulations at the national level, or changes to the interpretation of existing rules or case law, could adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. The Maersk Drilling Group’s business requires it to make significant long-term capital expenditures and commitments on the basis of forecasts, including forecasts of potential tax liabilities. Changes in tax regimes or changes to interpretation of existing rules may have a detrimental effect on the business cases for certain long-term investments.

As tax laws are complex and subject to interpretation, there is a risk that the Maersk Drilling Group may not be able to maintain a position as expressed in a tax return following the filing of such tax return. The Maersk Drilling Group recognizes provisions in its financial statements for known and material tax risks based on the assessed probability of such risks materializing. As a result, such provisions are generally lower than the potential maximum risks. If unknown tax risks were to materialize, this could result in a material amount of taxes payable, penalties, and interests. Any payment of taxes exceeding the amount recognized in provisions could negatively affect the Maersk Drilling Group’s cash flows and financial results.

As a result of the Maersk Drilling Group being a multi-jurisdiction business with assets owned in different jurisdictions, it is subject to complex and subjective transfer pricing rules. The Maersk Drilling Group takes part in a significant number of intercompany transactions on a yearly basis, which includes transactions in and across different tax regimes. Such transactions must be carried out at arm’s length to comply with local transfer pricing rules and the international standards set out by the OECD. The high number of transactions and the complexity of the business, together with compliance requirements, may cause non-compliance with transfer pricing rules. Any non-compliance could result in material tax expenses, interests and/or penalties, and in some instances, double taxation. Double taxation is, in particular, a risk when operating in countries outside the European Union.

The Maersk Drilling Group operates in several different value added tax or excise duty regimes and has taken part in a number of highly complex international and local transactions. The high number of transactions and the complexity of the business, together with compliance requirements, may cause non-compliance with value-added tax and excise duty rules. Any non-compliance could result in material tax expenses, interests and/or penalties.

The Maersk Drilling Group’s effective tax rate is impacted by the mix of income earned in different countries and the related corporate tax rate, as well as withholding taxes upon repatriation of profit locally. Local tax rules, interpretation of tax rules and case law in different jurisdictions change over time, and may be implemented with retroactive effect. Interest limitation rules may affect the ability to claim tax deductions for external and internal financial costs thus also increasing the effective tax rate. Changes in local tax legislation could impact the effective tax rate, as well as impose a risk of breach of such regulations.

The Maersk Drilling Group owns rigs directly or through subsidiaries in Denmark, Singapore and the United Kingdom. In Singapore, the income from rigs is subject to local shipping exemption rules imposing a tonnage based tax. However, based on prior tax cases the profit allocation between Denmark and Singapore could materially affect the effective tax rate and the underlying cash tax payments going forward. The OECD project on Base Erosion and Profit Shifting in general and also with respect to suggestions for taxation under

Pillar I and Pillar II, in particular the proposed implementation of a global minimum tax rate of at least 15% for large multinational corporations on a jurisdiction-by-jurisdiction basis, may adversely affect the tax setup of the Maersk Drilling Group and result in additional cash taxes.

The political and public focus on multinational companies’ tax payments has increased in recent years, together with the complexity of the tax rules and business activities. As a result, Maersk Drilling Group’s decisions related to tax may be publicly criticized.

As a result of any of the above, the Maersk Drilling Group could experience material adverse effects on its business, financial condition, and results of operations, and could lead to reputational damage.

In addition, the Maersk Drilling Group’s tax positions are subject to audit by relevant tax authorities who may disagree with the Maersk Drilling Group’s interpretations or assessments of the effects of tax laws, treaties, or regulations, or their applicability to its corporate structure or certain of its transactions it has undertaken. Such challenges may arise even in relation to matters that have been the subject of agreement or settlements with the relevant tax authorities in the past, e.g., tax reorganizations. If any tax authority successfully challenges the Maersk Drilling Group’s operational structure, intercompany pricing policies, the taxable presence of its subsidiaries in certain countries, or if the Maersk Drilling Group loses a material tax dispute in any country, or any tax challenge of the Maersk Drilling Group’s tax payments is successful, the Maersk Drilling Group’s effective tax rate on its earnings could increase substantially and the Maersk Drilling Group’s earnings and cash flows from operations could be materially adversely affected. There are, for instance, several transactions taking place between the companies in the Maersk Drilling Group, which must be carried out in accordance with arm’s-length principles in order to avoid adverse tax consequences. Statutory documentation on a transfer pricing policy with the aim of determining arm’s-length prices for intercompany transactions has been established in order to minimize this risk. However, there can be no assurance that the tax authorities will conclude that the Maersk Drilling Group’s transfer pricing policy calculates correct arm’s-length prices for intercompany transactions. This could lead to an adjustment of the agreed price, which would in turn lead to an increased tax cost for the Maersk Drilling Group. The Maersk Drilling Group could therefore incur material amounts of tax cost in excess of currently recorded amounts if its positions are challenged and it is unsuccessful in defending them.

The Maersk Drilling Group’s international activities increase the compliance risk associated with applicable anti-corruption laws.

The Maersk Drilling Group currently operates in several countries, including in some where the risks associated with fraud, bribery, and corruption are significant, and may operate in additional countries in the future. The Maersk Drilling Group may be subject to the requirements of the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and similar anti-corruption laws in other jurisdictions. The Maersk Drilling Group is committed to doing business in accordance with applicable anti-corruption laws and has adopted policies and procedures which are designed to promote legal and regulatory compliance therewith. However, the Maersk Drilling Group’s employees, agents and/or partners acting on its behalf may take actions determined to be in violation of such applicable laws and regulations. Any such violation could result in substantial fines, sanctions, deferred settlement agreements, civil and/or criminal penalties, or curtailment or prohibition of operations in certain jurisdictions, which might materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. In addition, actual or alleged violations could damage the Maersk Drilling Group’s reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and could consume significant time and attention of senior management.

The Maersk Drilling Group’s international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

To support Maersk Drilling Group’s international operations, it sources labor, equipment, and parts from a variety of countries, including the U.S. and countries within the EU. Due to the international movement of assets, goods, people, and funds inherent in its operations, the Maersk Drilling Group is subject to economic and trade sanctions and export control laws and regulations imposed by the U.S. (including U.S. Department of Treasury, Office of Foreign Assets Control, U.S. Department of Commerce, and Bureau of Industry and Security), the EU, and other jurisdictions, as well as the United Nations.

Under economic and trade sanctions laws and regulations, relevant authorities may seek to restrict certain business practices and economic activities, which may consequently restrict the Maersk Drilling Group’s business, increase compliance costs, and, in the event of any violations, subject the Maersk Drilling Group to fines, penalties, costly mandatory monitoring of compliance program, and other sanctions.

The Maersk Drilling Group is committed to doing business in accordance with applicable sanctions and export control laws and regulations and has adopted policies and procedures which are designed to promote legal and regulatory compliance therewith. However, if the Maersk Drilling Group fails to comply with applicable sanctions through its foreign trade controls compliance programs, it could be subject to substantial fines, sanctions, deferred settlement agreements, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, which could materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations. Similarly, the Maersk Drilling Group’s reliance on third-party subcontractors to perform some parts of its projects creates additional compliance risk, as such third-parties’ non-compliance may expose the Maersk Drilling Group to additional sanctions or penalties.

Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries or groups subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could also place or increase restrictions on the Maersk Drilling Group’s operations in countries in which it currently conducts business or on planned and potential operations in countries in which it may conduct business in the future. If any of the risks described above materialize, it could have a material adverse impact on the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s activities require the processing of personal data, thereby exposing it to compliance risks associated with relevant data protection laws.

In the regular course of business, the Maersk Drilling Group processes certain categories of personal data about its employees, consultants, and individual representatives of various third parties. The Maersk Drilling Group is subject to the requirements of various data privacy and protection laws and regulations in force in the areas in which it operates, including but not limited to the EU General Data Protection Regulation. The Maersk Drilling Group is committed to doing business in accordance with applicable data protection laws and regulations and has adopted policies and procedures which are designed to promote legal and regulatory compliance therewith. However, if the Maersk Drilling Group fails to comply with applicable legal requirements through its data protection compliance program, it could be subject to substantial fines, civil and/or criminal penalties, or curtailment of relevant data processing activities in certain jurisdictions, which might materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

The Maersk Drilling Group’s operations are subject to the risks of litigation and other legal and regulatory proceedings.

At any given time, the Maersk Drilling Group is involved in litigation and other legal and regulatory proceedings, including with tax authorities, arising in the ordinary course of business or otherwise. Such proceedings may include claims related to commercial, labor, employment, securities, tax, HSSE, or other matters and may result in significant damages and/or fines. The process of managing such proceedings, even if the Maersk Drilling Group is successful, may be costly, and may approximate the cost of damages sought.

Actions against the Maersk Drilling Group could also expose it to adverse publicity, which might adversely affect its brand and reputation. The course and expenses of such proceedings, and the outcome of any given matter, cannot be predicted with certainty and adverse trends, expenses, and outcomes could adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

Where provisions have already been recognized in financial statements for ongoing legal or regulatory matters, these have been recognized as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions recognized. For further information, see Note 2.8 of the Maersk Drilling consolidated financial statements and notes for the fiscal year ended December 31, 2020 included elsewhere within this proxy statement/prospectus.

Technology disputes involving the Maersk Drilling Group or the Maersk Drilling Group’s suppliers or sub-suppliers could impact the Maersk Drilling Group’s operations.

The services provided by the Maersk Drilling Group utilize patented or otherwise proprietary technology, and consequently involve a potential risk of infringement of third-party rights. It is not uncommon for industry participants to pursue legal action to protect their intellectual property and entities in the Maersk Drilling Group have been involved in such legal actions in the past. The Maersk Drilling Group is not currently aware of any patents that create a material risk of the Maersk Drilling Group infringing third-party rights. However, there can be no assurance that other industry participants will not pursue legal action against the Maersk Drilling Group to protect intellectual property that the Maersk Drilling Group may at least allegedly utilize. Such legal action could result in limitations on the Maersk Drilling Group’s ability to use the patented technology or require the Maersk Drilling Group to pay a fee for the continued use of intellectual property.

The majority of the intellectual property rights relating to the Maersk Drilling Group are owned by the Maersk Drilling Group’s suppliers or sub-suppliers and relate to the equipment installed on the drilling rigs. In the event that the Maersk Drilling Group or one of its suppliers or sub-suppliers becomes involved in a dispute over infringement of intellectual property rights relating to assets provided by suppliers or sub-suppliers to or otherwise used by the Maersk Drilling Group, the Maersk Drilling Group may lose access to repair services, replacement parts, or could be required to cease use of the relevant assets or intellectual property. The Maersk Drilling Group could also be required to pay royalties for the use of such assets or intellectual property. The consequences of technology disputes involving the Maersk Drilling Group or its suppliers could materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

Certain of the Maersk Drilling Group’s contracts with its suppliers provide the Maersk Drilling Group with contractual rights to indemnity from the supplier against intellectual property lawsuits. However, such contractual rights to indemnity may not adequately cover losses or cover all risks, and no assurances can be given that the Maersk Drilling Group’s suppliers will be willing or financially able to indemnify the Maersk Drilling Group against these risks, or that such contractual indemnities will protect the Maersk Drilling Group from adverse consequences of such technology disputes.

In addition, the Maersk Drilling Group may choose to pursue legal action to protect its intellectual property. If the Maersk Drilling Group is unable to protect and maintain its intellectual property rights, or if there are any successful intellectual property challenges proceedings against the Maersk Drilling Group, its ability to differentiate its future service offerings could diminish. None of the Maersk Drilling Group’s current service offerings in operation relies on patented information for differentiation and there are currently no such cases ongoing, but there is no guarantee that such cases or claims will not be raised in the future. In addition, from time to time, the Maersk Drilling Group may pursue action to challenge patents of competitors, suppliers and others. Should these cases not succeed, the Maersk Drilling Group may be subject to legal costs and may not be able to use the patented technology or may have to pay a fee for the continued use of such patents. The consequences of any of the intellectual property disputes with third parties described above could materially adversely affect the Maersk Drilling Group’s business, financial condition, and results of operations.

GENERAL INFORMATION

Cautionary Note Regarding Forward-Looking Statements

This proxy statement/prospectus and the exchange offer prospectus include forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be, are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Forward-looking statements appear in a number of places in this proxy statement/prospectus and the exchange offer prospectus including, without limitation, in the sections titled “Maersk Drilling’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business of Maersk Drilling and Certain Information About Maersk Drilling.” The risks and uncertainties include, but are not limited to:

•	the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities;

•

the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the shareholders of Noble, the acceptance of the Offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•

the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations;

•	the effect of the announcement or pendency of the Business Combination on Noble’s or Maersk Drilling’s business relationships, performance, and business generally;

•

risks that the proposed Business Combination disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed Business Combination;

•	the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the Business Combination Agreement or the proposed Business Combination;

•	the ability of Topco to list the Topco Shares on NYSE or Nasdaq Copenhagen;

•

volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure;

•

the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs;

•	factors affecting the duration of contracts, the actual amount of downtime;

•	factors that reduce applicable dayrates, operating hazards and delays;

•

risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas;

•

the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed Business Combination, and to identify and realize additional opportunities;

•	the failure to realize anticipated benefits of the proposed Business Combination;

•	risks related to the ability to correctly estimate operating expenses and expenses associated with the Business Combination;

•	risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations;

•	the potential impact of announcement or consummation of the proposed Business Combination on relationships with third parties;

•	changes in law or regulations affecting Noble, Maersk Drilling or the combined company;

•	international, national or local economic, social or political conditions that could adversely affect the companies and their business;

•	conditions in the credit markets that may negatively affect the companies and their business; and

•	risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements.

The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or Topco will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including the factors described in “Risk Factors” in this proxy statement/prospectus and the exchange offer prospectus. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus and the exchange offer prospectus. Topco undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this proxy statement/prospectus and the exchange offer prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Topco describes in the reports it will file from time to time with the SEC after the date of this proxy statement/prospectus and the exchange offer prospectus.

In addition, statements that “Topco believes”, “Noble believes”, “Maersk Drilling believes” and similar statements reflect Topco’s, Noble’s or Maersk Drilling’s beliefs and opinions, as applicable, on the relevant subject. These statements are based on information available to Topco, Noble and/or Maersk Drilling as of the date of this proxy statement/prospectus and the exchange offer prospectus. And while Topco, Noble and Maersk Drilling believe that information provides a reasonable basis for the statements ascribed to them, that information may be limited or incomplete. None of Topco’s, Noble’s or Maersk Drilling’s statements should be read to indicate that it has conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.

Although Topco, Noble and Maersk Drilling believe the expectations reflected in the forward-looking statements ascribed to them were reasonable at the time made, they cannot guarantee future results, level of activity, performance or achievements. Moreover, neither Topco nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this proxy statement/prospectus and the exchange offer prospectus and any subsequent written or oral forward-looking statements that may be issued by Topco, Noble, Maersk Drilling or persons acting on their behalf.

EXTRAORDINARY GENERAL MEETING OF NOBLE SHAREHOLDERS

This proxy statement/prospectus is being provided to Noble shareholders as part of a solicitation of proxies by the Noble Board for use at the General Meeting of Noble shareholders to be held on                 , 2022, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the General Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.

This proxy statement/prospectus is being first mailed on or about                 , 2022 to all shareholders of record of Noble as of                 , 2022, the record date for the General Meeting. All shareholders of record who owned Noble Shares at the close of business on the record date are entitled to receive notice of, attend and vote at the General Meeting. On the record date, there were                 Noble Shares outstanding. Noble shareholders that hold their shares in registered form on the day of the General Meeting are entitled to vote their shares at the General Meeting.

Date, Time and Place of General Meeting

The General Meeting will be held at        a.m., Central Time, on                 , 2022 at                     , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. In the interest of public health, and due to the impact of the coronavirus (COVID-19), Noble is also planning for the General Meeting to be held virtually over the Internet, but the physical location of the General Meeting will remain at the location specified above for the purposes of Noble’s amended and restated memorandum and articles of association.

Proposals at the General Meeting

At the General Meeting, Noble shareholders will vote on the following proposals:

1.

Business Combination Proposal—To adopt and approve, as a special resolution, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination (Proposal No. 1);

2.

NYSE Proposal—To adopt and approve, as an ordinary resolution, assuming the Business Combination Proposal is approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of the Topco Shares in connection with the Business Combination (Proposal No. 2);

3.

Advisory Compensation Proposal—To adopt and approve, as an ordinary resolution, on a non-binding advisory basis, certain compensation that may be paid or become payable to Noble’s named executive officers that is based on or otherwise relates to the Business Combination (Proposal No. 3); and

4.

Adjournment Proposal—To consider and vote upon a proposal to approve, as an ordinary resolution, to adjourn the General Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies if there are insufficient votes for the approval of Proposal Nos. 1 through 3, (b) if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Noble has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Noble shareholders prior to the General Meeting. The Adjournment Proposal (Proposal No. 4) will be presented to Noble shareholders only in the event that there are insufficient votes for the approval of the Business Combination Proposals, if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or to allow reasonable time for the filing or mailing of certain supplemental or amended disclosures.

THE NOBLE BOARD RECOMMENDS THAT

YOU VOTE “FOR” EACH OF THESE PROPOSALS.

Voting Power; Record Date

As a shareholder of Noble, you have a right to vote on certain matters affecting Noble. The proposals that will be presented at the General Meeting and upon which you are being asked to vote are summarized above and fully set forth in this proxy statement/prospectus. You will be entitled to vote or direct votes to be cast at the General Meeting if you owned Noble Shares at the close of business on                     , 2022, which is the record date for the General Meeting. You are entitled to one vote for each Noble Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were                  Noble Shares outstanding.

Quorum and Required Vote for Proposals for the General Meeting

The approval of the Business Combination Proposal requires the affirmative vote of holders of at least two-thirds of Noble Shares present and voting in person or by proxy at a quorate General Meeting. Accordingly, a Noble shareholder’s failure to vote by proxy or to vote in person at the General Meeting will not be counted towards the number of Noble Shares required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal. Broker non-votes and abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal.

The approval of the NYSE Proposal, the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of holders of at least a majority of Noble Shares present and voting in person or by proxy at a quorate General Meeting. Accordingly, a Noble shareholder’s failure to vote by proxy or to vote in person at the General Meeting will not be counted towards the number of Noble Shares required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the NYSE Proposal, the Advisory Compensation Proposal or the Adjournment Proposal. Broker non-votes and abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the NYSE Proposal, the Advisory Compensation Proposal or the Adjournment Proposal.

For the purposes of the Business Combination Proposals, one or more shareholders who together hold a simple majority of the issued and outstanding Noble Shares entitled to vote at the General Meeting must be present, in person or represented by proxy, at the General Meeting to constitute a quorum and in order to conduct business at the General Meeting. As of the record date for the General Meeting,                 Noble Shares would be required to achieve a quorum. Noble directors, executive officers and their affiliates hold approximately     % of the outstanding Noble Shares as of                 , 2022.

The Closing is conditioned upon the approval of the Business Combination Proposal and the NYSE Proposal. Each of the NYSE Proposal and the Advisory Compensation Proposal is conditioned upon the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that, in the event that the Business Combination Proposal and the NYSE Proposal do not receive the requisite vote for approval, Noble will not consummate the Business Combination.

Recommendation to Noble Shareholders

The Noble Board believes that each of the Business Combination Proposals and the Adjournment Proposal to be presented at the General Meeting is in the best interests of Noble and its shareholders and recommends that its shareholders vote “FOR” each of the proposals.

When you consider the recommendation of the Noble Board in favor of approval of these proposals, you should keep in mind that certain Noble directors and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a shareholder. Shareholders should take these interests into account in deciding whether to approve the proposals presented at the General Meeting. These interests include potential severance payments and benefits in connection with the Business Combination to certain of Noble’s executive officers and the fact that Robert W. Eifler will serve as the President and Chief Executive Officer of Topco and Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board.

Broker Non-Votes and Abstentions

Broker non-votes and abstentions are considered present for the purposes of establishing a quorum, but will have no effect on the Business Combination Proposals or the Adjournment Proposal.

In general, matters subject to a shareholder vote are classified as “routine” or “non-routine”. In the case of “non-routine” matters, a bank, broker, trust or other nominee holder of record may not vote shares held in “street name” for which they have not received instructions from the beneficial owner (referred to as “broker non-votes”), whereas they may vote those shares in their discretion in the case of any “routine” matter. Each of the Business Combination Proposals are non-routine matters. Accordingly, Noble ordinary shares held in “street name” by a bank, broker, trust or other nominee holder of record will NOT be voted by such bank, broker, trust or other nominee holder of record on any of the proposals.

Voting Your Shares—Shareholders of Record

If you hold your shares in “street name” and are a Noble shareholder of record, you may vote by mail or in person at the General Meeting. Each Noble Share that you own in your name entitles you to one vote on each of the proposals for the General Meeting. Your one or more proxy cards show the number of Noble Shares that you own.

Voting by Mail. You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the General Meeting so that your shares will be voted if you are unable to attend the General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the General Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Noble Shares will be voted as recommended by the Noble Board. The Noble Board recommends voting “FOR” each of the Business Combination Proposals and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by 5:00 p.m., Central Time, on                 , 2022.

Voting in Person at the Meeting. If you attend the General Meeting and plan to vote in person, you will be provided with a ballot at the General Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the General Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the General Meeting and vote in person, you will need to bring to the General Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. That is the only way Noble can be sure that the broker, bank or nominee has not already voted your Noble Shares.

Voting Your Shares—Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the shareholder of record for purposes of voting at the General Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the General Meeting, you will need to bring to the General Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see “—Attending the General Meeting” below for more details.

Attending the General Meeting

Only Noble shareholders on the record date or their legal proxy holders may attend the General Meeting. To be admitted to the General Meeting, you will need a form of photo identification and valid proof of ownership of Noble Shares or a valid legal proxy. If you have a legal proxy from a shareholder of record, you must bring a form of photo identification and the legal proxy to the General Meeting. If you have a legal proxy from a “street name” shareholder, you must bring a form of photo identification, a legal proxy from the record holder (that is, the bank, broker or other holder of record) to the “street name” shareholder that is assignable, and the legal proxy from the “street name” shareholder to you. Shareholders may appoint only one proxy holder to attend on their behalf.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the General Meeting or at the General Meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•

you may notify Craig M. Muirhead, Noble’s Vice President, Investor Relations and Treasurer, in writing to Noble Corporation, 13135 Dairy Ashford, Suite 800Sugar Land, Texas 77478, before the General Meeting that you have revoked your proxy; or

•	you may attend the General Meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters

The General Meeting has been called only to consider the approval of the Business Combination Proposals and the Adjournment Proposal. Under the Noble Articles, other than procedural matters incident to the conduct of the General Meeting, no other matters may be considered at the General Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the General Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your Noble Shares, you may call                 , Noble’s proxy solicitor, at                 (toll free), or banks and brokerage firms, please call collect at                 .

Appraisal or Dissent Rights

The Cayman Islands Companies Act provides that a shareholder of a Cayman company shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation. However, such rights are not available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent where, upon the merger or the consolidation, the shareholder receives, amongst other things, either:

(a) shares of a surviving or consolidated company, or depository receipts in respect thereof; or

(b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders.

Appraisal or dissent rights are not available to holders of Noble Shares in connection with the Business Combination.

Proxy Solicitation Costs

Noble is soliciting proxies on behalf of the Noble Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. Noble has engaged                      to assist in the solicitation of proxies for the General Meeting. Noble and its directors, officers and employees may also solicit proxies in person. Noble will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Noble will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. Noble will pay                 a fee of $             , plus disbursements, reimburse                 for its reasonable out-of-pocket expenses and indemnify                 and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as Noble’s proxy solicitor. Noble will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related proxy materials to Noble shareholders. Directors, officers and employees of Noble who solicit proxies will not be paid any additional compensation for soliciting.

THE BUSINESS COMBINATION

General

On November 10, 2021, Noble, Maersk Drilling, Topco and Merger Sub entered into the Business Combination Agreement, which provides for, among other things, the following transactions:

•

Noble will change its jurisdiction of domiciliation from the Cayman Islands to England and Wales through the Merger with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of Topco;

•	Topco will effectuate the Offer with Maersk Drilling shareholders, whereby Maersk Drilling shareholders will have the opportunity to exchange their Maersk Drilling Shares for Topco Shares; and

•

upon consummation of the Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of the Compulsory Purchase.

For more information about the transactions contemplated in the Business Combination Agreement, please see the section entitled “The Business Combination Agreement and Ancillary Documents.” The Business Combination Agreement is incorporated by reference into this proxy statement/prospectus, a copy of which is attached to this proxy statement/prospectus as Annex A.

Conditions to Closing of the Business Combination

Topco’s obligation to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer is subject to certain customary conditions, including, among others, that (a) the Minimum Acceptance Condition shall have been satisfied, (b) Noble shareholder approval of the Business Combination shall have been obtained, (c) no law shall be in effect that prohibits or makes illegal the consummation of the Business Combination, (d) the warranties of the parties being true and correct to the standards applicable to such warranties and each of the covenants of the parties having been performed or complied with in all material respects, (e) any applicable waiting period or approvals or clearances under applicable antitrust laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (f) any applicable waiting period or approvals or clearances under applicable foreign direct investment laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (g) Topco’s Registration Statement on Form S-4 relating to the issuance of the Topco Shares in the Business Combination and the Offering Circular shall have become effective under the Securities Act, and the EU Prospectus Regulation, as applicable, and are not subject to an effective stop order or proceeding seeking a stop order, and (h) the Topco Shares issued in the Business Combination shall have been approved for listing on the NYSE and for admission to trading and official listing on Nasdaq Copenhagen, in each case, subject to official notice of issuance and, in the case of Nasdaq Copenhagen, final approval of the Offering Circular. Maersk Drilling may require that Topco does not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for the Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer if certain customary conditions are not met, including, among others, those specified above.

Ownership of Topco

Following Closing, assuming all of the Maersk Drilling Shares are acquired by Topco through the Offer, Topco will own all of Noble’s and Maersk Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares.

Background of the Business Combination

Each of the Noble Board and the Maersk Drilling Board regularly reviews their respective company’s performance, prospects and strategy in light of current and expected business and economic conditions, developments relating to the market for offshore drilling services, and their respective company’s position in the industry. These reviews have included the evaluation of acquisition and divestiture opportunities as well as potential strategic alternatives, including business combinations. To that end, from time to time, senior management of each of Noble and Maersk Drilling have regularly engaged in discussions with other representatives of other companies in the industry, investment bankers and others regarding opportunities to enhance shareholder value and further their respective strategic objectives.

As a result of the strategic initiatives undertaken by the Noble Board, in April 2021, Noble completed its acquisition of Pacific Drilling Company LLC, an international offshore drilling contractor, in an all-stock transaction.

In the second half of 2020, Maersk Drilling had begun a dialogue in relation to a potential business combination with a company referred to herein as Company X. On April 12, 2021, Maersk Drilling submitted a non-binding offer to combine with Company X.

In March 2021 Maersk Drilling sought the assistance of J.P. Morgan as a financial advisor with respect to selected potential transactions. The engagement with J.P. Morgan was formalized with the signing of an engagement letter in August 2021. J.P. Morgan was selected based on its qualifications, expertise and reputation, its knowledge of the businesses and affairs of Maersk Drilling and its knowledge of the industry in which Maersk Drilling operates.

In April and continuing in May 2021, Mr. Robert Eifler, Noble’s President and Chief Executive Officer, and Mr. Jorn Madsen, the Chief Executive Officer of Maersk Drilling, discussed developments in the offshore drilling services industry generally as well as whether there was common interest in exploring a potential combination of Maersk Drilling and Noble. Mr. Madsen indicated that Maersk Drilling might be interested in an all-stock transaction. Messrs. Eifler and Madsen agreed to discuss the potential transaction with their respective boards of directors, with Mr. Madsen indicating that he expected Maersk Drilling would send an indication of interest to Noble. Mr. Eifler updated the Noble Board about his discussions with Mr. Madsen and indicated that Maersk Drilling might provide an indication of interest to Noble regarding a potential combination.

Maersk Drilling sent a non-binding indication of interest to Noble dated May 4, 2021 regarding a potential combination between Maersk Drilling and Noble. Maersk Drilling initially proposed an all-stock transaction reflecting a low- or no-premium combination, with Maersk Drilling issuing shares to Noble’s shareholders representing slightly less than 50% of the shares in the pro forma combined company. The indication of interest also contemplated that the combined company would be headquartered in Lyngby, Denmark and primarily listed on Nasdaq Copenhagen. In addition, certain shareholders of Maersk Drilling and Noble would be asked to provide voting and other support for the potential combination.

On May 19, 2021, the Maersk Drilling Board held a meeting with Maersk Drilling’s executive management team. Representatives of J.P. Morgan also participated in the meeting. The Maersk Drilling Board considered the relative merits of a business combination with Noble, as compared with its existing offer to combine with Company X and other potential strategic opportunities, including the possibility of continuing to operate as a standalone company. Discussions continued between Maersk Drilling and Company X and on May 21, 2021, Maersk Drilling submitted a revised non-binding offer to combine with Company X.

On May 27, 2021, the Noble Board held a meeting with Noble’s executive management team to discuss Maersk Drilling’s May 4th indication of interest. Representatives of Kirkland & Ellis LLP (“Kirkland”), Noble’s legal advisor, and Ducera and DNB ASA (“DNB”), Noble’s financial advisors, also participated in the meeting.

The Noble Board observer appointed by the Investor Manager attended this meeting and most subsequent meetings of the Noble Board described herein, but did not participate in executive sessions or vote on any matters. The Noble Board discussed the relative merits of a combination with Maersk Drilling versus remaining a standalone company and other reasonably available strategic alternatives, including asset purchases and combinations with other offshore drilling companies. The Noble Board discussed with executive management the response to Maersk Drilling’s indication of interest and the key issues with respect to a potential combination with Maersk Drilling along with the continuing evaluation of other strategic opportunities.

On May 27, 2021, Maersk Drilling entered into an agreement to divest the combined drilling and production unit Mærsk Inspirer to Havila Sirius for a price of USD 373 million. This transaction was in line with Maersk Drilling’s strategic objective of aligning its fleet to its core business, while also further strengthening Maersk Drilling’s balance sheet through a material reduction of net debt.

In the second quarter of 2021, Noble contacted a company referred to herein as Company A, an offshore drilling company seeking to explore a potential combination. Noble also had various business combination discussions with representatives of a company referred to herein as Company B and a company referred to herein as Company C, both of which are engaged in the offshore drilling services industry, over the course of the second quarter through August 2021 and September 2021, respectively.

On June 1, 2021, Noble sent Maersk Drilling a letter in response to Maersk Drilling’s May 4th indication of interest. Noble expressed its interest in continuing discussions regarding a potential transaction, while noting that Noble was currently undervalued given its relatively recent emergence from financial restructuring and the trading illiquidity of its shares. Noble also proposed that the combined company be dual-listed on the NYSE and Nasdaq Copenhagen and emphasized the importance of meaningful cost synergies to the overall transaction.

On June 7, 2021, Mr. Madsen sent a response to Noble regarding the potential combination. Maersk Drilling agreed that fair valuation was essential and noted that Noble’s expected relisting on the NYSE would mean that both companies would soon have observable market capitalizations, which could serve as reference points for establishing a fair and appropriate equity split for their respective shareholders. Mr. Madsen also proposed that the parties enter into a confidentiality agreement to facilitate the exchange of diligence materials. Mr. Madsen also proposed a meeting between the parties to identify and quantify the realizable cost synergies from the potential transaction.

On June 9, 2021, Noble shares began trading on the NYSE.

On June 11, 2021, Noble and Maersk Drilling entered into a mutual confidentiality agreement. The confidentiality agreement subjected each of Noble and Maersk Drilling to a customary standstill obligation regarding the other party. The confidentiality agreement also contained a “fall away” provision rendering the standstill obligations inapplicable to a party if any other person, among other things, entered into an agreement with the other party contemplating the acquisition of at least 50% of the outstanding capital stock of the other party or all or substantially all of the other party’s assets. Following execution of the confidentiality agreement, management and outside advisors of each of Noble and Maersk Drilling exchanged materials, conducted preliminary structuring, financial and operational due diligence (including a review of assets and liabilities), and analyzed the achievable cost synergies of the combined company following a transaction.

On June 15, 2021, the Maersk Drilling Board determined to withdraw its offer for Company X, on the basis that the offer had received a lack of engagement from Company X.

On June 21, 2021, Noble and Company A executed a mutual confidentiality agreement to facilitate the exchange of information for preliminary legal and financial due diligence. The confidentiality agreement subjected each of Noble and Company A to a customary standstill obligation regarding the other party. The confidentiality agreement also contained a “fall away” provision rendering the standstill obligations inapplicable to a party if any other person enters into an agreement to acquire more than 50% of the outstanding capital stock or substantially all of the assets of the other party.

On June 29 and 30, 2021, the Maersk Drilling Board and members of the Maersk Drilling executive team held a meeting. The Maersk Drilling Board discussed recent developments in respect of potential business combinations, including with Noble. In respect of the Noble transaction, the Maersk Drilling Board noted that the parties were working to refine common thinking around the strategic vision of the combined company, the transaction structure and potential cost synergies. It was also noted that Maersk Drilling had been approached for initial discussions by a company referred to herein as Company Y.

On July 16, 2021, Noble and Company C entered into a non-disclosure agreement. The confidentiality agreement subjected each of Noble and Company C to a customary standstill obligation regarding the other party similar to the provisions in the non-disclosure agreement with Company A.

On July 19, 2021, the Noble Board observer, with the knowledge and understanding of the Noble Board, went to Copenhagen and met with representatives of APMH Invest to discuss certain matters related to the transaction.

On July 23, 2021, the Noble Board and members of Noble management held a regularly scheduled meeting of the Noble Board to discuss developments in discussions held with Company A and the valuations of each of Noble and Company A. The Noble Board also discussed the proposed sale of four jack-up rigs that were operating in Saudi Arabia to a subsidiary of ADES International Holding (“ADES”). The Noble Board determined that the continued evaluation of a strategic transaction with Maersk Drilling would be prudent and, in furtherance thereof, approved continuing discussions, including conducting additional due diligence and authorizing representatives of Noble to meet representatives of Maersk Drilling.

On July 29, 2021, the Noble Board and members of Noble management met to discuss the opportunity with Maersk Drilling and discussed the Noble Board’s view of the key points of the proposed business combination.

In August 2021, after a thorough analysis of each company’s publicly available information, Noble and Company B mutually agreed not to pursue a transaction.

On August 11, 2021, the Maersk Drilling Board and members of the Maersk Drilling executive team met together with representatives from J.P. Morgan, to discuss the terms of a potential transaction with Noble. The Maersk Drilling Board considered, amongst other things, the strategic rationale for the transaction and various financial and legal issues, including, among others, potential cost synergies, due diligence and transaction structures. On the same day, the Maersk Drilling Board sent a non-binding proposal to Noble regarding the proposed business combination. Maersk Drilling reiterated its continued belief in the commercial logic of a transaction. Under Maersk Drilling’s non-binding proposal for an all-stock transaction, Noble shareholders would receive 48% of the equity of the combined company, on a fully diluted basis, reflecting an implied equity value for Noble of $1,402 million. Maersk Drilling’s proposed equity split and valuation of Noble was based on the average relative market capitalizations of the two companies since the re-listing of Noble on the NYSE and the then-current market values of the two companies. Maersk Drilling also reiterated its expectation that certain of Noble’s and Maersk Drilling’s shareholders would provide voting and other support for the transaction. The proposal also contemplated director nomination rights for APMH Invest and the Investor Manager, subject to each retaining a minimum ownership level of 15%, and that Mr. Madsen would be the chief executive officer of the combined company, which would be headquartered in Lyngby.

On August 13, 2021, the Noble Board and members of Noble management met to evaluate the attractiveness of a potential transaction with Company A relative to other opportunities, including a potential transaction with Maersk Drilling. The Noble Board also discussed, among other things, potential valuation ranges, liquidity for shareholders and potential investor reactions. Mr. Eifler noted that the potential transaction with Maersk Drilling represented a transformational opportunity for Noble, premised on combining two of the youngest fleets and best brands in the sector, while a business combination with Company A would accelerate near-term cash flow but would result in an older and lower-specification combined fleet. The Noble Board also discussed the increasing importance of fleet quality to some customers. After a discussion with its financial advisor, the Noble Board observed that the valuation ascribed to Noble by Maersk Drilling was a limiting factor to further engagement. The Noble Board also discussed matters relating to corporate governance, including the location of the combined company’s headquarters.

On August 25, 2021, Noble sent Company C a proposal for a business combination.

During August and early September, Maersk Drilling and Company Y’s advisors continued to have dialogue exploring a potential business combination. On September 3, 2021, Maersk Drilling and Company Y entered into a confidentiality agreement governing the terms and conditions under which the parties would exchange certain competitively sensitive information about each company. The confidentiality agreement subjected each of Maersk Drilling and Company Y to a customary standstill obligation regarding the other party.

On August 30, 2021, Noble responded to Maersk Drilling’s August 11th letter to propose a transaction whereby Noble would acquire all of the outstanding stock of Maersk Drilling in exchange for approximately 47% of the equity of the combined company (excluding shares issuable under tranche warrants and management equity plans). The proposal also noted that the valuation in Maersk Drilling’s August 11th proposal undervalued Noble on a relative basis to Maersk Drilling. The proposal also suggested that the combined company should be headquartered in Houston and that the selection of the chief executive officer be determined as part of the process of determining how to deliver maximum upside to the shareholders. The letter also stated Noble’s view that the combined company would need to have a majority of independent and highly capable board members and suggested that they be proportionally split between the two companies with representatives appointed by APMH Invest and the Investor Manager.

Messrs. Sledge and Hemmingsen, the Chairman of the Maersk Drilling Board, subsequently had multiple telephone conversations to discuss the potential transaction, including expected synergies, the business strategy for the combined company, each party’s progress on due diligence and expectations on timing. During these conversations, Messrs. Sledge and Hemmingsen also discussed various social issues, including board size and composition, the composition of the senior leadership team, organizational structure, and headquarters. Mr. Sledge provided the Noble Board with regular updates on these conversations.

During the first half of September 2021, Noble and Company A also continued to discuss a potential business combination. Kirkland and Company A’s counsel engaged in structuring discussions and exchanged drafts of a merger agreement. Additionally, during late August, advisors for Company C and Noble held discussions regarding Noble’s proposal from August 25, 2021, and Company C’s advisors communicated that Company C did not find it acceptable. The Noble Board then decided not to continue pursuing a business combination with Company C.

On September 6, 2021, the Maersk Drilling Board and members of the Maersk Drilling executive team met to discuss the Noble transaction. Representatives from J.P. Morgan and the Maersk Drilling Board compared the Maersk Drilling offer of August 11, 2021 against the Noble counter-offer of August 30, 2021. In addition, the Maersk Drilling Board continued its earlier consideration of potential strategic alternatives, and agreed that Maersk Drilling should submit a non-binding proposal to Company Y.

On September 7, 2021, Messrs. Sledge and Hemmingsen, the Noble board observer and a representative of APMH Invest met to discuss certain matters related to the transaction.

On September 10, 2021, Maersk Drilling sent a non-binding offer for a potential business combination to Company Y. Maersk Drilling received some preliminary feedback from Company Y, however the parties did not progress any further in discussions.

On September 11, 2021, the Noble Board and members of Noble management held a meeting to discuss the Maersk Drilling transaction. Representatives from Ducera, DNB and the Noble Board discussed the relative valuations of Maersk Drilling and Noble based on the financial and operational diligence that had been performed and in relation to the companies’ trading prices. The Noble Board agreed to revise its proposal to Maersk Drilling and accordingly a letter was sent from Noble to Maersk Drilling on September 13, 2021, proposing that Noble would acquire all of the outstanding stock of Maersk Drilling in exchange for 50% of the equity of the combined company (excluding shares issuable under tranche warrants and management equity plans). The letter also proposed that the combined company board consist of seven members including three independent directors nominated by Noble (one of whom would be chairman of the board), three directors nominated by Maersk Drilling (at least one of whom would be independent and reasonably acceptable to Noble), and the chief executive officer, who would be Mr. Eifler. The letter also proposed that APMH Invest have a nomination right for two directors until it held less than 20% of the shares of the combined company, at which point it would have the ability to nominate one director so long as it held at least 15% of the shares. APMH Invest would have no nomination right below the 15% threshold.

On September 13, 2021, the Noble Board and members of Noble management held a meeting to discuss potential structures for a transaction with Maersk Drilling. On September 15, 2021, Kirkland sent Davis Polk & Wardwell London LLP, counsel to Maersk Drilling (“Davis Polk”), a draft Business Combination Agreement. Among other provisions, the draft Business Combination Agreement contemplated a statutory merger structure, the provision of support agreements from certain Noble and Maersk Drilling shareholders and a mutual “force the vote” provision whereby neither party could terminate the Business Combination Agreement in the event of an alternative superior proposal.

On September 15, 2021, the Maersk Drilling Board and members of the Maersk Drilling executive team held a meeting to discuss Noble’s letter of September 13, 2021. A representative from Davis Polk also attended. The Maersk Drilling Board considered the relative financial valuation underlying the proposal, potential cost synergies and associated value accretion to shareholders, as well as the key terms of the Business Combination Agreement. The Maersk Drilling Board also discussed the proposed transaction structure, with a preference for the transaction to be effected by way of a Danish tender offer with Topco domiciled in the European Union or the United Kingdom. The Maersk Drilling Board extensively discussed the likely implications, including on value creation for shareholders, of reverting to Noble with another counteroffer; Maersk Drilling’s executive team’s considerations on the proposed transaction; and the viability and relative attractiveness of alternative transactions. On September 17, 2021, Maersk Drilling sent Noble a letter in response to Noble’s letter of September 13, 2021. Maersk Drilling expressed its preference for the transaction to be structured as a cross border merger or an exchange offer.

Later on September 17, 2021, the Noble Board and members of Noble management held a meeting to discuss the Maersk Drilling transaction. Representatives from Kirkland noted that Davis Polk had expressed Maersk Drilling’s preference for structuring the proposed transaction as a tender offer rather than a statutory merger. Maersk Drilling had also expressed a preference that the combined company be domiciled in the European Union or the United Kingdom. The Noble Board discussed the implications of such a structure and directed its advisors to review the tax consequences of re-domiciliation from the Cayman Islands. The Noble Board then discussed the composition of the combined company board. The Noble Board agreed to propose that the board of the combined company be comprised of three directors selected by Maersk Drilling, three directors selected by Noble, and the chief executive officer of the combined company. The Noble Board also expressed its view that the chairperson should be an independent director and a Noble director.

On September 20, 2021, Kirkland sent a revised draft of the Business Combination Agreement providing for a tender offer to Maersk Drilling’s shareholders. This draft contemplated a “force the vote” provision applicable to Noble and similarly prohibited Maersk Drilling from terminating the Business Combination Agreement in the event of an alternative superior proposal. Additionally, the draft provided that more than 90% of Maersk

Drilling’s outstanding shares and voting rights would need to be tendered for the proposed transaction to be consummated (provided that Topco could modify such percentage down to 50.1%).

On September 23, 2021, the Noble Board and members of Noble management held a meeting to discuss the Maersk Drilling transaction. After receiving an update on the various workstreams relating to the potential transaction with Maersk Drilling, the Noble Board also discussed the status of the potential business combination with Company A, noting that Company A had not responded to concerns raised with respect to certain elements of Noble’s valuation of Company A and Company A’s counsel had not responded to the latest draft of the merger agreement sent by Kirkland. Following discussion, the Noble Board determined to cease discussions with Company A in order to focus on a transaction with Maersk Drilling.

On September 29, 2021, Maersk Drilling and Noble executed a Clean Team Confidentiality Agreement, governing the terms and conditions under which the parties would exchange certain competitively sensitive information. Noble and Maersk Drilling also began discussing the administrative complexity created by Maersk Drilling’s numerous small shareholders. Maersk Drilling proposed that each Maersk Drilling shareholder have the opportunity to elect to receive cash, payable in DKK, in exchange for up to USD 1,000 of their shares.

On October 6, 2021, Davis Polk sent a revised draft of the Business Combination Agreement to Kirkland. Among other provisions, the draft provided that at least 80% of Maersk Drilling’s outstanding shares and voting rights would need to be tendered for the proposed transaction to be consummated (provided that Topco could modify such percentage down to 50.1%). The draft included a preliminary version of the cash election mechanism and indicated that Maersk Drilling intended to incorporate covenants regarding adherence to terms and practices of severance applicable to its employees. Kirkland also circulated drafts of a support agreement and an irrevocable undertaking for certain of Noble’s and Maersk Drilling’s shareholders, respectively.

On October 8, 2021, the Noble Board and members of Noble management held a meeting to discuss the Maersk Drilling transaction. The Noble Board received an update on the status of due diligence efforts relating to the proposed transaction with Maersk Drilling. Representatives from Kirkland also provided an overview of the terms and conditions of the Business Combination Agreement. Ducera and J.P. Morgan also began to work on quantifying the amount of cash that could be needed if the parties agreed on the cash election mechanism. The Noble Board then discussed entering into non-disclosure agreements with certain Noble shareholders (including the Investor Manager) in order to facilitate the negotiation of support agreements for the proposed transaction. The Noble Board agreed that it was timely to begin such discussions.

On October 15, 2021, the Noble Board and members of Noble management discussed the status of due diligence efforts relating to Maersk Drilling and synergies expected to result from the proposed transaction. The Noble Board also discussed the analysis of Noble’s and Maersk Drilling’s advisors relating to antitrust approvals in various jurisdictions. Mr. Sledge then provided the Noble Board with an update on a recent call with Mr. Hemmingsen during which Mr. Hemmingsen had informed Mr. Sledge that he would be one of Maersk Drilling’s nominees to the board of the combined company. Mr. Sledge also noted that he and Mr. Hemmingsen had also discussed the pending drilling rig sales by both Maersk Drilling and Noble and the benefits of entering into the Business Combination Agreement following the closings of those sales.

On October 18, 2021, the Noble Board and members of Noble management held a meeting to discuss the Maersk Drilling transaction. The Noble Board reviewed with management certain updates to the financial model based on ongoing due diligence.

On October 20, 2021, Davis Polk sent a revised draft of the Business Combination Agreement to Kirkland. The draft contemplated, among other things, that Noble’s termination fee be equal to 4% of its market capitalization immediately prior to the execution of the Business Combination Agreement and Maersk Drilling’s termination fee be equal to 1% of its market capitalization immediately prior to the execution of the Business Combination Agreement. The parties subsequently agreed on identical termination fees for Noble and Maersk

Drilling equal to 1% of Maersk Drilling’s market capitalization immediately prior to the execution of the Business Combination Agreement, save for where if, in certain circumstances, an antitrust authority issued a decision prohibiting one or more of the transactions contemplated by the Business Combination Agreement or preventing the consummation of such transactions, where Noble would be required to provide a termination fee of $50 million. The draft also proposed that each of Maersk Drilling’s prior practices governing severance, together with any similar agreements entered into in connection with the Business Combination Agreement, remain in effect.

On October 22, 2021, the Noble Board and members of Noble management held a meeting to discuss the Maersk Drilling transaction. Representatives from Kirkland reported that the parties needed to reach a consensus on antitrust issues in the Business Combination Agreement. Members of Noble management also updated the Noble Board about the tax implications of re-domiciliation from the Cayman Islands to the United Kingdom.

On October 27, 2021, in connection with the negotiation of support agreements, the Investor Manager, Canyon Capital Advisors LLC and the GoldenTree Funds entered into confidentiality agreements with Noble in order to receive and review information regarding the transaction. On the same day, Maersk Drilling closed its sale of the Maersk Inspirer.

On October 28, 2021, the Maersk Drilling Board and members of the Maersk Drilling executive team held a meeting to discuss the Noble transaction. Representatives of J.P. Morgan reviewed a preliminary financial analysis. A representative from Davis Polk discussed the most recent changes to the terms of the Business Combination Agreement and ancillary agreements. The Maersk Drilling Board additionally discussed, amongst other things, due diligence findings, antitrust matters, valuation and key structuring considerations associated with the proposed business combination.

On October 29, 2021, the Noble Board and members of Noble management held a meeting to discuss the Maersk Drilling transaction. Representatives from Ducera provided the Noble Board with an overview of Ducera’s analyses of the Merger Consideration in preparation for delivering a fairness opinion. Following a discussion of the analyses, the Noble Board comprehensively reviewed the antitrust clearance process with management and with Noble’s legal and financial advisors. On the same day, Davis Polk sent Kirkland revised drafts of the Business Combination Agreement and the ancillary agreements. The draft of the Business Combination Agreement provided Maersk Drilling with a unilateral termination right upon the occurrence of certain events that could result in delaying or preventing the requisite antitrust clearances.

On October 31, 2021, certain members of Noble’s and Maersk Drilling’s management, boards and outside counsel, together with the Noble Board observer, and representatives of APMH Invest, held a telephonic meeting to discuss various matters.

On November 2, 2021, Noble completed the sale of four jack-up rigs to a subsidiary of ADES.

On November 4, 2021, representatives of Davis Polk and Kirkland discussed matters that remained unresolved with respect to the Business Combination Agreement and the ancillary agreements, including (i) the provision of letters of intent by certain other Maersk Drilling shareholders regarding their support for the transaction, (ii) setting the minimum tender offer condition at a level that would necessitate meaningful acceptance of the tender offer by Maersk Drilling’s minority shareholders, (iii) the percentage of Noble shares that certain Noble shareholders would be willing to hold for various periods in order to support the proposed transaction, (iv) the aggregate cash cap the Maersk Drilling shareholders would have the opportunity to elect to receive in exchange for their respective shares, and (v) antitrust-related provisions of the Business Combination Agreement. The following day, Davis Polk sent a revised draft of the Business Combination Agreement reflecting Maersk Drilling’s position on the unresolved matters to Kirkland. Among other things, the draft provided that Noble would pay Maersk Drilling a termination fee if, under certain circumstances, an antitrust authority issued a decision prohibiting one or more of the transactions contemplated by the Business Combination Agreement or preventing the consummation of such transactions.

On November 6 and 7, 2021, the Noble Board met with members of Noble management and its advisors to discuss the unresolved matters. Kirkland also continued discussions of the support agreements with certain Noble shareholders. Over the next two days, Kirkland and Davis Polk finalized the Business Combination Agreement and the ancillary agreements.

On November 9, 2021, the Maersk Drilling Board held a meeting to discuss the Noble transaction. A representative of Davis Polk provided the Maersk Drilling Board with an overview of the key changes to the terms of the proposed transaction since the board meeting on October 28, 2021. J.P. Morgan then reviewed with the Maersk Drilling Board its financial analysis of the consideration to be paid to the holders of Maersk Drilling Shares provided for in the Business Combination Agreement and delivered to the Maersk Drilling Board its November 9, 2021 oral opinion, which was confirmed by delivery of a written opinion, dated November 10, 2021, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the holders of Maersk Drilling Shares in the proposed Business Combination was fair, from a financial point of view, to such holders, as more fully described below in the section “—Opinion of Maersk Drilling’s Financial Advisor”. After Maersk Drilling’s financial and legal advisors responded to questions from the Maersk Drilling Board, the Maersk Drilling Board unanimously approved the execution of the Business Combination Agreement, the Offer and the other transactions contemplated by the Business Combination Agreement.

Later on November 9, 2021, Noble held a meeting of the Noble Board, which was also attended by members of Noble’s executive management and representatives from Kirkland, Ducera and DNB. At the meeting, representatives of Kirkland provided to the Noble Board an update regarding the terms of the proposed transaction, including the terms of the Business Combination Agreement and ancillary agreements. Representatives of Kirkland and the Noble Board also discussed the Noble Board’s fiduciary duties in the context of approving a strategic business combination transaction. Also at the meeting, Ducera reviewed with the Noble Board its financial analyses of the Merger Consideration and delivered to the Noble Board an oral opinion, subsequently confirmed in writing, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration was fair, from a financial point of view, to the holders of Noble Shares (other than Noble Shares held by Maersk Drilling or its affiliates). The Noble Board then unanimously approved the Business Combination Agreement, the Merger, the Offer, the other transactions contemplated by the Business Combination Agreement and resolved to recommend the approval by Noble’s shareholders of the Merger and the Share Issuance pursuant to the Business Combination Agreement.

Prior to the opening of markets in Denmark on November 10, 2021, Noble and Maersk Drilling jointly announced the transaction.

The Noble Board’s Reasons for the Business Combination

The Noble Board carefully evaluated the Business Combination Agreement and the transactions contemplated thereby. On November 9, 2021, the Noble Board adopted resolutions approving the terms of, and the transactions contemplated by, the Business Combination Agreement and resolved to unanimously recommend the approval by Noble’s shareholders of the Merger and the Share Issuance.

In the course of reaching its decision on November 9, 2021 the Noble Board consulted with Noble management and Noble’s financial and legal advisors and considered a variety of substantive factors, both positive and negative, and the potential benefits and detriments of the transaction to Noble and its shareholders. The Noble Board believed that, taken as a whole, the following factors supported their respective decisions to approve the Business Combination Agreement (not necessarily in order of relative importance):

Strategic factors considered by the Noble Board:

•

World-class offshore driller. The transaction creates the youngest and highest specification fleet of scale featuring seventh generation ultra-deepwater drillships and harsh environment jackups with a combined track record of industry-leading utilization. The scale and modernity of the fleet is expected to enable the combined company to operate more efficiently. The combined company will also be attractively diversified across asset classes, geographic regions and customers.

•

Accretive to all shareholders. The transaction is expected to result in $125 million of run-rate annual cost synergies within two years post-closing, with value beginning to be realized in the near term post-closing. The transaction is thus expected to be highly accretive to free cash flow per share for both Noble and Maersk Drilling shareholders in the first full year post-closing. The streamlined cost structure is also expected to further the combined company’s cost-competitiveness.

•

Enhanced customer experience and sustainability. Like Noble, Maersk Drilling has demonstrated a strong commitment to best-in-class safety performance and customer satisfaction. The modern fleet is expected to provide a robust platform for technical innovation in addition to enabling the combined company to be a first mover in sustainability initiatives.

•

Platform for strong cash flow generation and distribution. The combined company has a normalized free cash flow potential of $375 million in 2023 and onward. Additionally, the combined company is expected to have a best-in-class balance sheet with low leverage and significant liquidity, including approximately $900 million of cash, which will facilitate the return of capital to shareholders. Given the efficiency of its fleet and synergies, the combined company is also expected to have the potential to grow its cash flows faster as the global offshore market recovery continues.

•

Balanced corporate governance and leadership. The board of directors of the combined company will initially be comprised of three Maersk Drilling directors, three Noble directors (including Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, who will become chairman of the combined company) and the Chief Executive Officer of Noble, who will serve as the Chief Executive Officer of the combined company. Maersk Drilling’s Chairman, Claus V. Hemmingsen, will be one of the Maersk Drilling directors.

Other potentially favorable factors considered by the Noble Board:

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Improved business climate. The current and prospective business climate in the offshore drilling industry, including the regulatory environment, has improved dramatically since the initial outbreak of COVID-19 and the combined company will be well-positioned among likely competitors.

•	Due diligence. The favorable results of the due diligence review of Maersk Drilling and its business conducted by Noble and its financial advisors and outside legal counsel.

•

Business Combination Agreement. The view that the terms and conditions of the Business Combination Agreement, including the covenants, closing conditions and termination provisions, are favorable to completing the transaction.

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Fairness opinion. Ducera’s oral opinion delivered on November 9, 2021, subsequently confirmed in writing, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration was fair, from a financial point of view, to the holders of Noble Shares (other than Noble Shares held by Maersk Drilling or its affiliates).

•

Alternatives available. Potential strategic alternatives that might be available to Noble relative to the transaction, including remaining a standalone entity or other acquisition opportunities and the belief of the Noble Board that the transaction is in the best interests of Noble and its shareholders given the potential risks, rewards and uncertainties associated with each alternative, including execution and regulatory risks and achievement of anticipated synergies.

Risks and potentially negative factors considered by the Noble Board:

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Integration risk. There are significant risks inherent in combining and integrating two companies, including that the companies may not be successfully integrated or that the expected synergies from combining the two companies may not be realized, and that successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company.

•	Failure to realize anticipated benefits. There are uncertainties in timing and execution with respect to the anticipated benefits of the transaction.

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Implied premium. The equity being provided to Maersk Drilling’s shareholders based on the exchange ratio implies a premium of 28% to the trading price of Maersk Drilling shares as of the last trading date prior to the announcement of the transaction.

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Fixed exchange ratio. The tender offer consideration to be received by holders of Maersk Drilling shares consists of shares based on a fixed exchange ratio and consequently the value of the consideration to be received by Maersk Drilling shareholders may increase.

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Termination fees. The Business Combination Agreement provides that, in certain circumstances relating to the failure to receive necessary regulatory approvals from antitrust authorities, Noble could be required to pay a termination fee of $50 million to Maersk Drilling and, in certain other circumstances, a termination fee equal to $15 million.

•

Regulatory risk. The risk that regulatory approvals necessary to consummate the transaction may be delayed or not granted, which may delay or jeopardize the transaction, or that a regulatory or other body imposes restrictions or requires divestitures in connection with the transaction, compliance with which would be necessary but could adversely impact the business of the combined company.

•

Tender offer acceptance. Maersk Drilling’s obligation to close the transaction is conditioned on 80% of the then outstanding Maersk Drilling shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%) being validly tendered.

•

Restrictions on Noble’s activities. The restrictions on Noble prior to the consummation of the transaction with respect to taking actions outside the ordinary course of business, which may delay or prevent Noble from undertaking opportunities that may arise or other actions it would otherwise take pending consummation of the transaction.

•

Transaction costs. The substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of Noble and Maersk Drilling and the transaction costs to be incurred in connection with the transaction.

•

Termination fee. The $15 million termination fee that Maersk Drilling would be required to pay under the Business Combination Agreement upon termination of the Business Combination Agreement under certain circumstances would be insufficient to compensate Noble for its costs incurred in connection with the Business Combination Agreement.

•	Inability to retain employees. The possibility of losing key employees and skilled workers as a result of the transaction and the expected consolidation of Noble and Maersk Drilling personnel.

•	Loss of customers. The possibility of customer overlap or that key customers may choose not to do business with the combined company.

•

Pace of decarbonization. The pace and extent of the energy transition could pose a risk to the combined company and result in lower demand for its services. The combined company’s engagement in the energy transition may be unsuccessful or slower than investors, customers and other stakeholders prefer, which could adversely impact the combined company’s share price, reputation and demand for its products. In its efforts to facilitate decarbonization, the combined company risks investing in technologies, markets or low-carbon products that are unsuccessful or less profitable because there is limited demand for them or they result in higher costs.

The Noble Board also expects that a growing share of the combined company’s greenhouse gas emissions will be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain fossil fuel projects or make it more difficult to obtain required permits, which could have an impact on the realization of projected operating results and synergies. Additionally, investors may limit funds available for investment in companies engaged in the oil and gas industry.

•	Other risks. Other risks of the type and nature described under “Risk Factors.”

The foregoing discussion of information and factors considered by the Noble Board is not exhaustive, but the Noble Board believes it includes the material factors considered by the Noble Board. In view of the wide variety of factors considered in connection with their evaluation of the transaction and the complexity of these matters, the Noble Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Noble Board viewed their position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by them. In addition, in considering the factors described above, individual directors may have given different weights to different factors.

The factors contained in this explanation of the Noble Board’s reasons for the transaction and other information presented in this section of the proxy statement/prospectus contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “General Information—Cautionary Note Regarding Forward-Looking Statements”.

The Noble financial forecasts and Noble’s management’s forecasts for Maersk Drilling were prepared by Noble in connection with the proposed transaction prior to execution of the Business Combination Agreement.

These financial forecasts were prepared by, and are the responsibility of, Noble’s management. Neither PricewaterhouseCoopers LLP, Noble’s independent registered public accounting firm, nor any other independent accountant, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Noble financial forecasts or Noble’s management’s forecasts for Maersk Drilling and, accordingly, neither PricewaterhouseCoopers LLP nor any other independent accountants express an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers LLP incorporated by reference in this proxy statement/prospectus and the exchange offer prospectus relates to Noble’s previously issued financial statements. The foregoing report does not extend to the Noble financial forecasts or Noble’s management’s forecasts for Maersk Drilling and should not be read to do so.

The Maersk Drilling Board’s Reasons for the Business Combination

In evaluating the Business Combination Agreement and the other transactions contemplated thereby, the Maersk Drilling Board consulted with, and received the advice of, Maersk Drilling’s management and its legal and financial advisors. In reaching its decision to approve the Business Combination Agreement and the transactions contemplated thereby, the Maersk Drilling Board considered a number of factors, including, but not limited to, the following:

Strategic and Financial Considerations

•	the belief that the Business Combination will result in the creation of a world-class offshore drilling company;

•

the belief that the combined company will own and operate an industry leading fleet of high-specification and modern floaters and jack-ups operating across harsh and benign environments, for a diverse range of blue-chip customers in the most attractive oil and gas basins, equipping it to respond to economic and industry developments, including cyclical economic environments;

•

the belief that the combined company will benefit from a diversified revenue mix, a robust contract backlog with significant earnings visibility, a solid balance sheet, and a strong free cash flow potential, supporting the potential for return of capital to shareholders while providing resiliency through the industry cycle;

•

the belief that the Business Combination will allow the combined company to realize significant run-rate annual cost synergies of $125 million within two years of Closing and that such synergies and the scale of the combined company will significantly enhance its cost-competitiveness;

•	the belief that the combined company will be well positioned to preserve the value, developed over several decades, of Maersk Drilling’s North Sea harsh environment business, particularly in Norway;

•

the belief that the combined capabilities of Maersk Drilling and Noble in different sub-segments of the offshore drilling market, with Maersk Drilling’s high quality floaters and strong clientele, presence and expertise, especially in the North Sea harsh environment jack-up market, having the ability to bolster Noble’s strong presence in ultra-deepwater hotspots;

•

the belief that Maersk Drilling and Noble share complementary core values and business principles, including unwavering commitments to industry leading safety performance and customer satisfaction, enabling the combined company to enhance its customers’ experience;

•

the belief that the combined company will be able to utilize best-in-class innovation to drive sustainability and leverage the leading role that Maersk Drilling has taken through its ambitious strategy and emissions reduction targets and long-term differentiation within the offshore drilling industry;

•	the belief that the increased scale and global reach of the combined company will enhance the customer experience and attract investors as the industry continues to recover;

•

the belief that the combined company will attract a broader investor base with its diversified revenue mix, a robust balance sheet with low leverage and significant liquidity position, material cash flow generation, and a significant backlog offering revenue and cash flow visibility, providing re-rating potential, and driving investor interest, improved volume and premium trading, and generally improve access to international financing sources;

•

the fact that (i) upon Closing, three of the initial seven members of the Topco Board will be designated by Maersk Drilling (including two members designated by APMH Invest), and (ii) following the Closing, and on a going-forward basis, APMH Invest will continue to have the right to designate up to two members of the Topco Board, subject to certain minimum holding conditions; and

•	the fact that Maersk Drilling and Noble intend for Topco Shares to be listed on both Nasdaq Copenhagen and the NYSE, providing for global visibility and an enhanced investor base.

Other Factors Considered by the Maersk Drilling Board

In addition to the strategic factors mentioned above, the Maersk Drilling Board considered the following additional material factors, all of which were deemed to support the determination that the Business Combination, the Business Combination Agreement and the transactions contemplated therein were in the best interest of Maersk Drilling and its shareholders, including, but not limited to, the following:

•

certain features of the agreed transaction structure for the Business Combination, including (i) the fact that completion of the Business Combination is conditioned upon holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%); (ii) the fact that Maersk Drilling shareholders would have the opportunity to elect cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), in lieu of Topco shares as part of the Offer, subject to an aggregate cash consideration cap of $50 million; and (iii) the use of a corporate entity incorporated in the United Kingdom as the holding company and listed entity for the combined company;

•	its knowledge of Noble’s business, operations, financial condition, earnings and future prospects, taking into account the results of Maersk Drilling’s due diligence review of Noble;

•	the current and prospective industry outlook of the market segments in which Maersk Drilling and Noble operate, and the anticipated movement towards consolidation in the industry generally;

•

the fact that under the Business Combination Agreement, Topco has agreed to support the continued operations of Maersk Drilling’s existing North Sea operations and has committed to providing certain benefits with respect to the Maersk Drilling workforce generally for a period of time after completion of the Business Combination, including (but not limited to) certain minimum severance principles;

•	the fact that under the Business Combination Agreement, Topco has committed to adopting a rig recycling policy consistent with the existing standards of Maersk Drilling;

•

the fact that following Closing, the Maersk Drilling shareholders and Noble shareholders will each own approximately 50% of the outstanding shares of the combined company (calculated on the basis of 66.6 million shares for Noble shareholders (which includes approximately 6.5 million Penny Warrants and excludes dilution from outstanding warrant tranches and share based compensation plans) and assuming that all Maersk Drilling Shares are tendered in the Offer);

•

the November 9, 2021 oral opinion of J.P. Morgan delivered to the Maersk Drilling Board, which was confirmed by delivery of a written opinion, dated November 10, 2021, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the consideration to be paid to the holders of the Maersk Drilling Shares in the proposed Business Combination was fair, from a financial point of view, to such holders, as more fully described below in the section “—Opinion of Maersk Drilling’s Financial Advisor”. The full text of the written opinion of J.P. Morgan, dated November 10, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex H to this proxy statement/prospectus and the exchange offer prospectus and is incorporated herein by reference;

•	the voting support agreements and irrevocable undertakings in favor of the Business Combination entered into by certain major shareholders of Maersk Drilling and Noble;

•	the alternative transactions and strategies that were considered by Maersk Drilling prior to approving this transaction;

•	the recommendation of Noble’s Board in favor of the transaction; and

•	the expected reaction to the Business Combination by other shareholders, potential and existing investors, customers and other stakeholders.

The Maersk Drilling Board weighed these factors against a number of other factors identified in its deliberations weighing negatively against the transaction, including, but not limited to, the following:

•

the risk that completion may not take place within the planned time period or at all, for example if the conditions to completion are not satisfied, including the risk that the Minimum Acceptance Condition is not satisfied, which could result in a failure of the Offer;

•

the challenges inherent in the combination of two businesses of the size, geographical diversity and complexity of Maersk Drilling and Noble, including the risk that transaction and integration costs may be greater than projected, expected cost synergies may not be realized, other expected benefits of the Business Combination may not be realized and/or that Topco will not achieve its expected financial results;

•

the risk that the pendency of the transaction for an extended period of time could have an adverse impact on the parties, and in particular on Maersk Drilling, including the potential loss of key personnel, impact on Maersk Drilling’s ability to secure revenue backlog (new drilling contracts), and potential distraction of the attention of management and key personnel;

•

the possibility that Maersk Drilling and Noble may lose key personnel (in particular as a consequence of the fact that the combined company will have its headquarters in Houston, Texas) and the ability for Maersk Drilling and Noble to sustain relationships with particular customers;

•

the possibility that the combined company will be unwilling or unable to maintain Maersk Drilling’s existing business model, which is key to certain of Maersk Drilling’s existing customer relationships;

•

the risk that regulatory approvals necessary to consummate the Business Combination may be delayed or not granted, which may delay or jeopardize the Business Combination, or that a regulatory or other body imposes restrictions or divestitures on the Business Combination, compliance with which would be necessary but could adversely impact the business of Maersk Drilling, Noble or the combined company;

•

the fact that certain provisions of the Business Combination Agreement may have the effect of discouraging alternative business combination transactions involving Maersk Drilling, including that the agreement prohibits Maersk Drilling from soliciting or engaging in discussions regarding alternative transactions during the pendency of the transaction and that in the event that the Maersk Drilling Board withholds, withdraws or changes its recommendation to the Maersk Drilling shareholders in favor of the transaction or in certain other events, Noble will have the ability to terminate the Business Combination Agreement and receive a termination fee of $15 million from Maersk Drilling;

•

the potential that the fixed exchange ratio under the Business Combination Agreement could result in Maersk Drilling delivering greater value to the Noble shareholders than had been anticipated by Maersk Drilling should the value of Maersk Drilling Shares increase relative to Noble Shares after the date of execution of the Business Combination Agreement; and

•

the risks of the type and nature described under the section entitled “Risk Factors” of this proxy statement/prospectus and the exchange offer prospectus and the matters described under “Cautionary Note Regarding Forward-Looking Statements” of this proxy statement/prospectus and the exchange offer prospectus.

The foregoing discussion of the factors considered by the Maersk Drilling Board is not intended to be exhaustive, but rather includes the principal factors considered by the Maersk Drilling Board. In view of the wide variety of factors considered in connection with its evaluation of the transaction and the complexity of these matters, the Maersk Drilling Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its decision to approve the Business Combination Agreement and the transactions contemplated thereby, and the factors identified above are not therefore listed in any particular order. In addition, individual members of the Maersk Drilling Board may have given differing weights to different factors. The Maersk Drilling Board conducted an overall review of the factors described above, including through discussions with Maersk Drilling’s management and outside legal and financial advisors. The explanation and reasoning of the Maersk Drilling Board and certain information presented in this section are forward-looking in nature and should be read in light of the factors discussed in the section “Cautionary Note Regarding Forward-Looking Statements”.

Projections Prepared by Noble’s Management

For internal planning purposes and in connection with its consideration of the proposed transaction prior to entering into the Business Combination Agreement and the public announcement of the proposed transaction, Noble’s management prepared forecasts of expected future financial and operating performance of Noble (as used in this section, the “Noble financial forecasts”) and of Maersk Drilling (as used in this section, the “financial forecasts for Maersk Drilling”). These forecasts were for multiple years and consisted of two cases, Case A and Case B. Case A and Case B are consistent with the exception of Case A reflecting lower dayrates for harsh environment jackups and lower rig activity in Norway. Select material line items for certain periods from the Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling, as well as material operating assumptions underlying such forecasts, are set forth below.

The primary market assumptions underlying Case A and Case B included the (a) recovery of project economics for new developments to pre-COVID-19 levels in 2022 and (b) rig attrition / retirement continuing to occur over the forecast period, with a number of floaters and jackups permanently removed from the market.

For Case A and Case B, Noble assumed (i) improving utilization from 2021 and a gradual dayrate recovery starting in 2021 leading to a stronger dayrate recovery in 2023 and beyond for jackups, and (ii) improving utilization from 2021 and a robust dayrate recovery starting in 2022 and beyond for floater rigs.

The Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling were based on a variety of assumptions and estimates made at the time that such financial forecasts were prepared. The assumptions and estimates underlying such forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Noble’s and Maersk Drilling’s control. The assumptions and estimates used to create the Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling involve judgments made with respect to, among other things, revenue growth, drilling activity in the oil and gas sector, future supply, demand and prices of commodities including crude oil and natural gas, general domestic and foreign economic, regulatory and political conditions, levels of operating expenses and matters specific to the businesses of Noble and Maersk Drilling, all of which are difficult to predict and many of which are outside of Noble’s and Maersk Drilling’s control. The Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling also reflect assumptions as to certain business decisions that are subject to change and that do not reflect any of the effects of the transaction, or any other changes that may in the future affect Noble, Maersk Drilling or their assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the transaction or otherwise.

Noble’s management, after discussions with Maersk Drilling, also estimated the timing and amount of projected realization of annual savings from pre-tax cost synergies for the combined company. The synergies are not reflected in the Noble financial forecasts or Noble’s management’s financial forecasts for Maersk Drilling.

The inclusion of the Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling in this proxy statement/prospectus and the exchange offer prospectus should not be regarded as an indication that Noble, Maersk Drilling or any of their respective advisors or representatives considered or consider such forecasts to be an accurate prediction of future events or that such forecasts will be achieved, and the Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling should not be relied upon as such. None of Noble, Maersk Drilling or their respective advisors or representatives has made or makes any representation regarding the information contained in the Noble financial forecasts or Noble’s management’s financial forecasts for Maersk Drilling, and, except as may be required of Noble or Maersk Drilling by applicable securities laws, none of them intends to update or otherwise revise or reconcile such forecasts to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Noble financial forecasts or Noble’s management’s financial forecasts for Maersk Drilling are shown to be in error.

Noble and Maersk Drilling shareholders are cautioned not to place undue reliance on the Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling included in this proxy statement/prospectus and the exchange offer prospectus, and such projected financial information should not be regarded as an indication that Noble, the Noble Board or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

Although presented with numerical specificity, the Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling are not fact and reflect numerous assumptions, estimates and judgments as to future events and the probability of such events made by Noble’s management, including the assumptions, estimates and judgments noted below. Since the Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling cover multiple years, such information by its nature becomes less predictive with each successive year. There can be no assurance that the assumptions, estimates and judgments used to prepare the Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling will prove to be accurate, and actual results may differ materially from those contained in such forecasts. The Noble financial forecasts and Noble’s management’s forecasts for Maersk Drilling are forward-looking statements. Please see “Cautionary Statement Regarding Forward-Looking Statements.”

The Noble financial forecasts and Noble’s management’s forecasts for Maersk Drilling were prepared by Noble in connection with the proposed transaction prior to execution of the Business Combination Agreement.

These financial forecasts were prepared by, and are the responsibility of, Noble’s management. Neither PricewaterhouseCoopers LLP, Noble’s independent registered public accounting firm, nor any other independent accountant, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Noble financial forecasts or Noble’s management’s forecasts for Maersk Drilling and, accordingly, neither PricewaterhouseCoopers LLP nor any other independent accountants express an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers LLP incorporated by reference in this proxy statement/prospectus and the exchange offer prospectus relates to Noble’s previously issued financial statements. The foregoing report does not extend to the Noble financial forecasts or Noble’s management’s forecasts for Maersk Drilling and should not be read to do so.

In addition to being used by the Noble Board in connection with its deliberations regarding the transaction, the Noble and Noble’s management’s financial forecasts for Maersk Drilling were provided to Ducera. Selected Noble financial forecast information for the last quarter of fiscal year 2021 and the year ending December 31, 2022 was provided to Maersk Drilling. The Noble financial forecasts were prepared for use only by the Noble Board, Noble, Ducera and, only with respect to selected Noble financial forecast for the last quarter of fiscal year 2021 and the year ending December 31, 2022, Maersk Drilling. Noble’s management’s financial forecasts for Maersk Drilling were prepared by Noble’s management for use only by the Noble Board, Noble and Ducera.

Summary of Noble Financial Forecasts and Noble’s management’s financial forecasts for Maersk Drilling

The Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling include projected information at the individual rig level and consolidated financial projections through the remaining useful life of the existing Noble and Maersk Drilling fleets (through 2046 and 2047, respectively). However, Noble believes that operating assumptions beyond a five-year period (beyond 2026) may not be meaningful to current and potential shareholders because such information becomes less predictive with each successive year. Noble assumed mid-cycle operating assumptions starting in 2026, and carried those assumptions forward for all remaining operating years for any drilling rigs with a remaining useful life beyond 2026. The tables below present summaries of select material line items and material operating assumptions with respect to (a) in the case of the Noble financial forecasts, the last quarter of fiscal year 2021, each fiscal year during the period from 2022 through 2026 and the fiscal years from 2027 through 2046 in the aggregate, and (b) in the case of Noble’s management’s financial forecasts for Maersk Drilling, the last quarter of fiscal year 2021, each fiscal year during the period from 2022 through 2026 and the fiscal years from 2027 through 2047 in the aggregate.

	Noble Case A ($ in millions, except Average Dayrate)
	Three months ending December 31, 2021	2022	2023	2024	2025	2026	Remaining Useful Life
Total Revenue	$230	$1,101	$1,096	$1,189	$1,305	$1,265	$18,605
Adjusted EBITDA(1)	22	316	333	419	515	456	6,733
Capital Expenditures	(59)	(120)	(130)	(121)	(111)	(119)	(1,869)
Unlevered Free Cash Flow(2)	279	196	199	271	359	327	4,628
Assumptions:
Average Utilization(3)	69.9%	83.2%	87.3%	90.7%	92.4%	90.3%	87.5%
Average Dayrate (4)	$162,731	$177,772	$187,234	$207,493	$228,408	$226,192	$245,948

	Noble Case B ($ in millions, except Average Dayrate)
	Three months ending December 31, 2021	2022	2023	2024	2025	2026	Remaining Useful Life
Total Revenue	$230	$1,101	$1,096	$1,189	$1,313	$1,273	$18,764
Adjusted EBITDA(1)	22	316	333	419	524	465	6,891
Capital Expenditures	(59)	(120)	(130)	(121)	(111)	(119)	(1,869)
Unlevered Free Cash Flow(2)	279	196	199	271	365	335	4,774
Assumptions:
Average Utilization(3)	69.9%	83.2%	87.3%	90.7%	92.4%	90.3%	87.5%
Average Dayrate(4)	$162,731	$177,772	$187,234	$207,493	$229,925	$227,745	$248,113

	Noble Projections: Maersk Drilling Case A ($ in millions, except Average Dayrate)
	Three months ending December 31, 2021	2022	2023	2024	2025	2026	Remaining Useful Life
Total Revenue	$278	$1,096	$1,193	$1,385	$1,500	$1,499	$21,109
Adjusted EBITDA(1)	45	224	297	447	545	520	7,130
Capital Expenditures	(46)	(130)	(143)	(295)	(144)	(102)	(1,497)
Unlevered Free Cash Flow(2)	380	61	134	115	352	370	5,020
Assumptions:
Average Utilization(3)	65.6%	82.5%	83.0%	90.1%	91.0%	90.8%	88.2%
Average Dayrate(4)	$193,858	$168,290	$187,611	$210,458	$228,904	$229,190	$254,858

	Noble Projections: Maersk Drilling Case B ($ in millions, except Average Dayrate)
	Three months ending December 31, 2021	2022	2023	2024	2025	2026	Remaining Useful Life
Total Revenue	$278	$1,096	$1,193	$1,433	$1,586	$1,586	$22,641
Adjusted EBITDA(1)	45	224	297	474	609	583	8,263
Capital Expenditures	(46)	(130)	(143)	(295)	(144)	(102)	(1,497)
Unlevered Free Cash Flow(2)	380	61	134	140	411	427	6,039
Assumptions:
Average Utilization(3)	65.6%	82.5%	83.0%	90.4%	91.3%	91.1%	88.5%
Average Dayrate(4)	$193,858	$168,290	$187,611	$218,159	$243,132	$243,441	$274,529

(1)

Adjusted EBITDA is net income (loss) from continuing operations before income taxes; interest income and other, net; gain (loss) on extinguishment of debt, net; interest expense, net of amounts capitalized; loss on impairment; reorganization items, net; certain corporate legal expenses and depreciation and amortization expense.

(2)

Unlevered free cash flow is Adjusted EBITDA less capital expenditures, cash taxes and any changes in net working capital plus stock based compensation and proceeds from the sale of assets (including Noble’s recent transaction with ADES International Holding or Maersk Drilling’s recent transaction with Havila Sirius, as applicable).

(3)

Utilization for a specific period is the total number of days rigs are operating under contract, divided by the product of the total number of rigs, including cold stacked rigs, and the number of calendar days in such period.

(4)

An operating day is defined as a calendar day during which a rig operated under a drilling contract. Average dayrate is revenue from contract drilling services (excluding revenue from integrated services and mobilization fees) earned per operating day (excluding unpaid downtime). Average dayrates have not been adjusted for the non-cash amortization related to favorable customer contract intangibles.

The Noble financial forecasts and Noble’s management’s financial forecasts for Maersk Drilling should be read together with the historical financial statements of Noble and Maersk Drilling respectively and the other information regarding Noble and Maersk Drilling contained elsewhere in this proxy statement/prospectus and the exchange offer prospectus. None of the Noble financial forecasts or Noble’s management’s forecasts for Maersk Drilling were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections.

Projections Prepared by Maersk Drilling’s Management

Although Maersk Drilling publicly issues limited short-term guidance concerning certain aspects of its expected financial performance, it does not, as a matter of course, publicly disclose financial projections due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. As a result, Maersk Drilling does not endorse unaudited projections as a reliable indication of future results. The limited unaudited projections set out below are included in this proxy statement/prospectus and exchange offer prospectus solely because they were among the financial information prepared by Maersk Drilling’s management and made available to the Maersk Drilling Board in connection with its evaluation of the proposed transaction prior to Maersk Drilling’s entry into the Business Combination Agreement and the public announcement of the proposed transaction and to J.P. Morgan as Maersk Drilling’s financial advisor to use and rely upon such projections for purposes of its opinion and related financial analyses. These projections were prepared in connection with the proposed transaction prior to execution of the Business Combination Agreement and were based on a variety of assumptions and estimates made at the time the projections were prepared. Such unaudited projections should not be viewed or construed as public guidance, and it should not be relied upon as such.

The inclusion of these unaudited projections should not be regarded as an indication that any of Maersk Drilling, Noble, their respective financial advisors or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered, or now considers, such projections to be an accurate prediction of actual future results, and readers of this proxy statement/prospectus are cautioned not to rely on this forward-looking information. There can be no assurance that the forward-looking results will be achieved or that actual results will not be significantly higher or lower than estimated. None of Maersk Drilling, Noble or their respective advisors or representatives has made or makes any representation regarding the information contained in the Maersk Drilling financial projections or Maersk Drilling’s management’s financial projections for Noble, and, except as may be required of Maersk Drilling or Noble by applicable securities laws, none of them intends to update or otherwise revise or reconcile such projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Maersk Drilling financial projections or Maersk Drilling’s management’s financial projections for Noble are shown to be in error.

The unaudited projections presented below were prepared in connection with the proposed transaction prior to execution of the Business Combination Agreement and include Maersk Drilling’s management’s projections of the expected future financial and operating performance of Maersk Drilling (as used in this section, the “Maersk Drilling financial projections”) and of Noble (as used in this section, the “financial projections for Noble”) at the time such projections were prepared. These projections comprised detailed projections for an initial five-year period (2021 through and including 2025) and high-level, long-range projections for each year through the end of the useful lives of each of the parties’ assets (2026 through and including 2042). Select material line items for certain periods from the Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble, as well as material operating assumptions underlying such projections, are set forth below.

The primary assumptions underlying Maersk Drilling’s management’s financial projections included (a) for the initial five-year period, day rates, utilization, uptime, operating and capital expenditures and SG&A, and (b) for the long-range projections, a long-term EBITDA margin assumption, in turn based on estimated through-cycle level of financial performance and the parties’ respective operating expenditure and SG&A cost bases, and capital expenditures. Maersk Drilling’s management assumed (i) improving utilization from 2022 and generally consistent utilization across 2023 through 2025, supporting a gradual dayrate recovery across the period for jackups, and (ii) improving utilization from 2021 and a robust dayrate recovery starting in 2022 and beyond for floater rigs.

The Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble were based on a variety of assumptions and estimates made at the time that such financial projections were prepared. The assumptions and estimates underlying such projections may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Maersk Drilling’s and Noble’s control. The assumptions and estimates used to create the Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble involve judgments made with respect to, among other things, drilling activity in the oil and gas sector including relevant dayrates and rig supply-demand dynamics, future supply, demand and prices of commodities including crude oil and natural gas, general domestic and foreign economic, regulatory and political conditions, levels of operating and capital expenditures as well as SG&A and support costs and matters specific to the businesses of Maersk Drilling and Noble, all of which are difficult to predict and many of which are outside of Maersk Drilling’s and Noble’s control. The Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble also reflect assumptions as to certain business decisions that are subject to change and that do not reflect any of the effects of the transaction, or any other changes that may in the future affect Maersk Drilling, Noble or their respective assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the transaction or otherwise.

Maersk Drilling’s management, after discussions with Noble, also estimated the timing and amount of projected realization of annual savings from pre-tax cost synergies for the combined company. Any cost synergies (and the related costs necessary to achieve any such synergies) are not reflected in the Maersk Drilling financial projections or Maersk Drilling’s management’s financial projections for Noble.

Maersk Drilling and Noble shareholders are cautioned not to place undue reliance on the Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble included in this proxy statement/prospectus and the exchange offer prospectus, and such projected financial information should not be regarded as an indication that Maersk Drilling, the Maersk Drilling Board or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

Although presented with numerical specificity, the Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble are not fact and reflect numerous assumptions, estimates and judgments as to future events and the probability of such events made by Maersk Drilling’s management, including the assumptions, estimates and judgments noted above. Since the Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble cover multiple years, such information by its nature becomes less predictive with each successive year. There can be no assurance that the assumptions, estimates and judgments used to prepare the Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble will prove to be accurate, and actual results may differ materially from those contained in such projections. The Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble are forward-looking statements. Please see “Cautionary Statement Regarding Forward-Looking Statements.”

The Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble were prepared by Maersk Drilling in connection with the proposed transaction prior to execution of the Business Combination Agreement. These financial projections were prepared by, and are the responsibility of, Maersk Drilling’s management. Neither PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab, Maersk Drilling’s independent registered public accounting firm, nor any other independent accountant, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Maersk Drilling financial projections or Maersk Drilling’s management’s financial projections for Noble and, accordingly, neither PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab nor any other independent accountants express an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab included in this proxy statement/prospectus and the exchange offer prospectus relates to Maersk Drilling’s previously issued financial statements. The foregoing report does not extend to the Maersk Drilling financial projections or Maersk Drilling’s management’s financial projections for Noble and should not be read to do so.

In addition to being used by the Maersk Drilling Board in connection with its deliberations regarding the transaction, the Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble were provided to J.P. Morgan. Selected Maersk Drilling financial projection information for the second half of fiscal year 2021 and the year ending December 31, 2022 was provided to Noble. The Maersk Drilling financial projections were prepared for use only by the Maersk Drilling Board, Maersk Drilling, J.P. Morgan and, with respect to selected Maersk Drilling financial projection information for the second half of fiscal year 2021 and the year ending December 31, 2022 only, Noble. Maersk Drilling’s management’s financial projections for Noble were prepared by Maersk Drilling’s management for use only by the Maersk Drilling Board, Maersk Drilling and J.P. Morgan.

Summary of Maersk Drilling Financial projections and Maersk Drilling’s management’s financial projections for Noble

The Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble include projected information at the individual rig level and consolidated financial projections through the end of the estimated useful lives of the existing Maersk Drilling and Noble fleets (through 2042). However, Maersk Drilling believes that operating assumptions beyond a five-year period (i.e., beyond 2025) may not be meaningful to current and potential shareholders because such information becomes less predictive with each successive year. Maersk Drilling based such projections on a long-term EBITDA margin assumption of 40.0%, itself based on an estimated through-cycle level of financial performance and the parties’ respective operating expenditure and SG&A cost bases, applying such an assumption to each of the Maersk Drilling financial projections and Maersk Drilling’s management’s projections for Noble from 2026 through the end of the estimated useful lives of the existing Maersk Drilling and Noble fleets. The tables below present summaries of select material line items and material operating assumptions with respect to (a) in the case of the Maersk Drilling financial projections, the second half of fiscal year 2021, each fiscal year during the period from 2022 through 2025, and the fiscal years from 2026 through 2042 in the aggregate, and (b) in the case of Maersk Drilling’s management’s financial projections for Noble, the second half of fiscal year 2021, each fiscal year during the period from 2022 through 2025, and the fiscal years from 2026 through 2042 in the aggregate.

	Maersk Drilling financial projections (Management Projections) ($ in millions, except Average Dayrate)
	Six months ending December 31, 2021	2022	2023		2024	2025	Remaining Useful Life
Total Revenue	$613	$1,088	$1,220		$1,376	$1,455	$18,113
EBITDA(1)	138	240	309		369	435	7,245
Capital Expenditures	(79)	(119)	(150)		(281)	(129)	(1,220)
Unlevered Free Cash Flow(2)	467	70	117		34	262	5,325
Assumptions:
Average Utilization(3)
Jackups	78%	75%	82%		82%	80%
Floaters	83%	85%	87%		85%	84%
Average Dayrate(4)
Jackups	$169	$118	$123		$153	$171
Floaters	$210	$214	$262		$292	$297

	Maersk Drilling’s management’s financial projections for Noble (Management Projections) ($ in millions, except Average Dayrate)
	Six months ending December 31, 2021	2022	2023		2024	2025	Remaining Useful Life
Total Revenue	$410	$957	$980		$1,088	$1,152	$16,085
EBITDA(1)	43	269	253		333	399	6,434
Capital Expenditures	(96)	(103)	(262	)(5)	(133)	(131)	(1,638)
Unlevered Free Cash Flow(2)	230	88	(30)		150	216	4,264
Assumptions:
Average Utilization(3)
Jackups	68%	76%	79%		79%	78%
Floaters	71%	77%	79%		83%	83%
Average Dayrate(4)
Jackups	$87	$99	$106		$116	$125
Floaters	$201	$240	$232		$249	$263

(1)

EBITDA is profit (loss) from continuing operations before tax taxes; financial expenses, net; share of results in joint ventures; gain (loss) on sale of non-current assets; impairment reversals (losses), net; depreciation and amortization and unallocated activities.

(2)

Unlevered free cash flow is EBITDA less cash taxes, capital expenditures, changes in net working capital and other non-recurring items and includes proceeds from the sale of assets (including Maersk Drilling’s recent transaction with Havila Sirius or Noble’s recent transaction with ADES International Holding, as applicable).

(3)

Utilization for a specific period is the total number of days rigs are operating under contract, divided by the product of the total number of rigs, including cold stacked rigs, and the number of calendar days in such period.

(4)

Average dayrate is revenue from contract drilling services (excluding revenue from integrated services and mobilization fees) earned per operating day (excluding unpaid downtime). An operating day is defined as a calendar day during which a rig operated under a drilling contract.

(5)	2023 capital expenditures estimate assumes the reactivation of two cold stacked rigs.

The Maersk Drilling financial projections and Maersk Drilling’s management’s financial projections for Noble should be read together with the historical financial statements of Maersk Drilling and Noble, respectively, and the other information regarding Maersk Drilling and Noble contained elsewhere in this proxy statement/prospectus and the exchange offer prospectus. None of the Maersk Drilling financial projections or Maersk Drilling’s management’s financial projections for Noble were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of projections.

MAERSK DRILLING HAS NOT UPDATED OR OTHERWISE REVISED AND DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE FOR PURPOSES OF THIS PROXY STATEMENT/PROSPECTUS THE ABOVE UNAUDITED PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROJECTIONS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Opinion of Noble’s Financial Advisor

Ducera was retained by Noble to act as its financial advisor in connection with the Business Combination. Noble selected Ducera to act as its financial advisor based on Ducera’s qualifications, expertise, reputation and judgment, Ducera’s relationship with Noble arising from Ducera’s financial advisory services provided to the ad hoc group of priority guaranteed noteholders of Noble in Noble’s 2020 Chapter 11 restructuring (the “Noble Restructuring”) and Ducera’s provision of financial advisory services to Noble and its affiliates in connection with Noble’s acquisition of Pacific Drilling Company LLC, and Ducera’s understanding of Noble’s business. At the November 9, 2021 meeting of the Noble Board, Ducera delivered its oral opinion to the Noble Board, which was subsequently confirmed in writing, to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the Merger Consideration was fair, from a financial point of view, to the holders of Noble Shares (other than Noble Shares held by Maersk Drilling or its affiliates).

The full text of the written opinion of Ducera, dated as of November 9, 2021, is attached as Annex G to this proxy statement/prospectus and the exchange offer prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications, conditions and limitations on the scope of the review undertaken by Ducera in rendering its opinion. Ducera’s opinion is directed to the Noble Board and addresses only the fairness, from a financial point of view, of the Merger Consideration to the holders of Noble Shares (other than Noble Shares held by Maersk Drilling or its affiliates). It does not constitute a recommendation to the Noble Board or to any other persons in respect of the Business Combination, including as to how any holder of Noble Shares should vote or act in respect of the Merger. The summary of the opinion of Ducera set forth below is qualified in its entirety by reference to the full text of the opinion, which holders of Noble Shares are encouraged to read carefully and in its entirety.

In connection with rendering its opinion, Ducera, among other things:

•	reviewed a draft of the Business Combination Agreement dated as of November 8, 2021;

•	reviewed certain publicly available financial statements and other business and financial information relating to Noble and Maersk Drilling which Ducera believed to be relevant;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Noble prepared and furnished to Ducera by management of Noble;

•

reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Maersk Drilling prepared by Maersk Drilling and furnished to Ducera by management of Noble;

•	reviewed certain non-public projected financial data relating to Noble prepared and furnished to Ducera by management of Noble;

•	reviewed certain dayrate curve and utilization assumptions prepared and furnished to Ducera by management of Noble;

•	reviewed certain non-public projected financial data relating to Maersk Drilling prepared by Noble and furnished to Ducera by management of Noble;

•

reviewed and discussed the past and current business, operations, current financial condition and financial projections of Noble and Maersk Drilling with management of Noble (including their views on the amounts, timing, risks, achievability and uncertainties of attaining such projections);

•

reviewed the reported prices and the historical trading activity of the Noble Shares and Maersk Drilling Shares and compared such prices with those of securities of certain publicly traded companies which Ducera believed to be relevant;

•

compared the financial performance of Noble and Maersk Drilling and their respective stock market trading multiples with those of certain other publicly traded companies which Ducera believed to be relevant;

•	reviewed estimates of synergies anticipated by management of Noble to result from the Business Combination; and

•	performed such other studies, analyses and examinations and considered such other factors which Ducera believed to be appropriate.

In arriving at its opinion, Ducera assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the financial and other information supplied or otherwise made available to, discussed with, or reviewed by Ducera (including information that is available from generally recognized public sources), and Ducera assumes no liability for such information. Ducera further assumed, with Noble’s consent, that all of the information furnished by management of Noble for purposes of Ducera’s analysis was accurate as of the date of its opinion (except to the extent superseded by other information provided prior to the date of its opinion) and did not contain any material omissions or misstatement of material facts. With respect to the projected financial data relating to Noble and Maersk Drilling referred to above, Ducera assumed, with Noble’s consent, that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Noble as to the future financial performance of Noble and Maersk Drilling. Ducera expressed no view as to any projected financial data relating to Noble or Maersk Drilling, or on the assumptions on which they are based (including in the financial projections set forth in “The Business Combination—Projections Prepared by Noble’s Management” included elsewhere in this proxy statement/prospectus and the exchange offer prospectus).

For purposes of rendering its opinion, Ducera assumed, in all respects material to its analysis, that the final executed Business Combination Agreement would not differ from the draft Business Combination Agreement reviewed by Ducera, and that all conditions to the consummation of the Business Combination would be satisfied without material waiver, modification or delay. Ducera further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Business Combination would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Noble, Maersk Drilling, the contemplated benefits expected to be derived in the proposed Business Combination or the consummation of the Business Combination.

Ducera did not make, nor assume any responsibility for making, any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Noble or Maersk Drilling, nor was Ducera furnished with any such valuations or appraisals, nor did Ducera evaluate the solvency or fair value of Noble or Maersk Drilling under any laws relating to bankruptcy, insolvency or similar matters. Ducera’s opinion is necessarily based upon information made available to it as of the date its opinion was rendered and financial, economic, market and other conditions as they existed and could be evaluated on such date. Subsequent developments may affect Ducera’s opinion and the assumptions used in preparing it, and Ducera does not have any obligation to update, revise or reaffirm its opinion.

Ducera was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness of the Merger Consideration, from a financial point of view, to the holders of Noble Shares (other than Noble Shares held by Maersk Drilling or its affiliates), as of the date of its opinion. Ducera was not asked to express, and Ducera did not express, any view on, and Ducera’s opinion did not address, the fairness of the proposed Business Combination to, or any consideration received in connection therewith by, the holders of any other securities (including the Noble Warrants), creditors or other constituencies of Noble, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Noble, or any class of such persons, whether relative to the Merger Consideration or otherwise, nor as to the fairness of any other term of the Agreement. Ducera’s opinion did not address the relative merits of the Business Combination as compared to other business or financial strategies that might be available to Noble, nor did it address the underlying business decision to engage in the Business Combination. Ducera’s opinion did not constitute a recommendation to the Noble Board or to any other persons in respect of the Business Combination, including as to how any holder of Noble Shares should vote or act in respect of the Merger. Ducera expressed no opinion as to the price at which Noble Shares or Topco Shares will trade at any time. Ducera was not asked to pass upon, and expressed no opinion with respect to, any tax or other consequences that may result from the Business Combination. Ducera does not have legal, regulatory, accounting or tax expertise and assumed the accuracy and completeness of assessments by Noble and its advisors with respect to legal, regulatory, accounting and tax matters.

In the ordinary course of business, Ducera and its affiliates provide investment banking and other advisory services to a wide range of entities and individuals, domestically and internationally, from which conflicting interests or duties may arise. In the ordinary course of such activities, Ducera and its affiliates may actively trade or otherwise effect transactions, for its own account and for the accounts of its clients, in debt or equity securities, or related derivative securities, or financial instruments (including bank loans or other obligations) of Noble, Maersk Drilling, Topco or their respective affiliates, and accordingly Ducera may at any time hold a long or short position in such securities or instruments.

The issuance of Ducera’s opinion was approved by the fairness opinion committee of Ducera in accordance with Ducera’s procedures for such opinions.

Under the terms of its engagement letter, Ducera provided the Noble Board with financial advisory services in connection with the Business Combination, and Noble agreed to pay Ducera (i) an opinion fee of $1,000,000, which was paid upon the rendering of Ducera’s opinion letter and (ii) a transaction fee of (x) $3,000,000 plus a discretionary fee to be determined at the sole discretion of Noble, calculated in good faith, and no greater than $1,000,000, contingent upon the closing of the Business Combination (the “Transaction Fee”) or (y) to the extent that the Business Combination is not completed and Noble is entitled to any payment in connection therewith, a fee equal to 25.0% of the fair market value of such payment less the amount of all fees, expenses or other costs paid or incurred by Noble in connection with the Business Combination (the “Ducera Termination Fee”), provided, however, the Ducera Termination Fee will not exceed the Transaction Fee that would have been payable in connection with the Business Combination had it been completed. Noble has also agreed to reimburse Ducera’s reasonable and documented out-of-pocket expenses, including reasonable and documented expenses of Noble’s external legal counsel, incurred in connection with Ducera’s engagement. In addition, Noble has agreed to indemnify Ducera, its affiliates, their respective members, managers, directors, officers, partners, agents and employees, and any controlling person of Ducera and its affiliates, against certain liabilities and expenses relating to or arising out of Ducera’s engagement.

Prior to its engagement in connection with the proposed Business Combination, Ducera and its affiliates provided financial advisory services to the ad hoc group of priority guaranteed noteholders of Noble in the Noble Restructuring and to Noble and its affiliates. Under the terms of its engagements for such financial advisory services, in the past two years, Ducera received $7,580,075 from Noble in connection with such services. During the two-year period prior to the date of the Ducera opinion, no material relationship existed between Ducera and Maersk Drilling or Topco pursuant to which compensation was received by Ducera. Ducera and its affiliates may provide financial or other services to Noble, Maersk Drilling, Topco or their respective affiliates in the future and in connection with any such services Ducera may receive compensation.

The following is a summary of the material financial analyses presented by Ducera to the Noble Board and that were used in connection with rendering the opinion described above. In accordance with customary investment banking practice, Ducera employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by Ducera. The summary does not purport to be a complete description of the financial analyses performed by Ducera, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Ducera. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand Ducera’s financial analyses, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Ducera’s financial analyses. Except as otherwise noted, all quantitative information, to the extent it is based on market data, is based on market data as it existed on or before November 9, 2021, and is not necessarily indicative of current market conditions.

In rendering its opinion, Ducera considered two sets of financial projections for each of Noble and Maersk Drilling, prepared and provided by management of Noble as described above. The first set of financial projections considered by Ducera is referred to as “Case A” and the second set of financial projections considered by Ducera is referred to as “Case B.” Case A and Case B are together referred to as the “Projections”. In addition, for purposes of its opinion, Ducera included the number of shares underlying Penny Warrants in its calculation of per share values for Noble. For more information about the Projections, see the section entitled “The Business Combination—Projections Prepared by Noble’s Management” in this proxy statement/prospectus and the exchange offer prospectus.

Ducera’s Financial Analysis of Noble

Publicly Traded Company Valuation Analysis

Ducera compared certain of Noble’s financial information with comparable publicly available information for companies in the offshore drilling industry with operations and businesses that, for purposes of Ducera’s analysis, may be considered similar to Noble’s, based on business sector participation, financial and other metrics and operating characteristics and products (the “Noble Selected Companies”), specifically:

•	Maersk Drilling

•	Diamond Offshore Drilling, Inc.

•	Valaris Limited

•	Transocean Ltd.

Based on publicly available information, Ducera calculated the enterprise value for each of the Noble Selected Companies, defined as the sum of its market capitalization plus its net debt as of September 30, 2021. In order to calculate a range of implied values per rig, Ducera did the following with respect to each of the Noble Selected Companies:

1.

Reviewed the number of rigs owned by the Noble Selected Company as of September 30, 2021, and the categorization into separate groups in order to estimate and determine the number of 7G equivalent units, each determined based upon DNB Markets estimates.

2.

Estimated the Noble Selected Company’s net present value of the premium or discount associated with remaining firm contract backlog as of September 30, 2021. This was done by calculating the difference between (a) the estimated EBITDA a rig would generate under a given contract and (b) the estimated EBITDA such rig would generate without such contract, based on estimated spot dayrate and utilization assumptions. Spot dayrate and utilization assumptions were based on DNB Markets estimates.

3.

Deducted an estimated value of the Noble Selected Company’s remaining firm contract backlog (as per the methodology described in (2) above) from the Noble Selected Company’s net debt as of September 30, 2021 based on publicly available information.

4.

Calculated the Noble Selected Company’s equity market capitalization, based on its share price and number of shares outstanding (including Penny Warrants, but prior to dilution from Tranche 1, 2, and 3 warrants, which are separately accounted for as noted below).

5.	Divided the sum of (3) and (4) by the number of 7G equivalent units owned by the Noble Selected Company.

Based on the foregoing, Ducera selected a range of $102 million to $160 million implied value per 7G equivalent unit on a backlog adjusted basis and applied this range to Noble’s 7G equivalent rigs. Ducera then (i) added the estimated value of Noble’s remaining value of firm contract backlog as of September 30, 2021 (as per the methodology described in (2) above) and the sale proceeds received from Noble’s recent transaction with ADES International Holding, and (ii) subtracted Noble’s net debt as of September 30, 2021 and dilution from warrants (utilizing values implied by the Black Scholes model). This analysis implied a common equity value ranging from $1.465 to $2.120 billion and a value per share ranging from $21.98 to $31.82.

No company utilized in the comparable company valuation analysis is identical to Noble. In evaluating peer companies for purposes of this analysis, Ducera made judgments and assumptions with regard to industry performance, fleet composition, general business, economic, market and financial conditions and other matters, many of which are beyond Noble’s and Ducera’s control, such as the impact of competition on Noble’s businesses and the industry generally, industry growth and the absence of any adverse material change in Noble’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Useful Life Discounted Cash Flow Analysis

Ducera calculated a range of common equity values and values per share for Noble based on a discounted cash flow analysis to value Noble as a standalone entity. Ducera utilized Case A and Case B financial projections, in each case as prepared and provided by management of Noble as more fully described in the section entitled “The Business Combination—Projections Prepared by Noble’s Management.” In the “useful life” discounted cash flow analysis, Ducera performed a discounted cash flow analysis based on the unlevered free cash flows generated by Noble’s fleet of rigs through the estimated end of their useful lives as estimated by the management of Noble.

For purposes of its useful life discounted cash flow analysis, and at the direction of Noble management, Ducera defined unlevered free cash flow as adjusted non-GAAP earnings before interest, taxes, depreciation and amortization, less capital expenditures, cash taxes and any changes in net working capital plus proceeds from the sale of assets (including Noble’s recent transaction with ADES International Holding). Utilizing the Projections, Ducera calculated the net present value of projected unlevered free cash flows generated by Noble’s fleet of rigs from October 1, 2021 through the end of their useful lives as estimated by the management of Noble. These values were then discounted to present values as of September 30, 2021 at discount rates ranging from 9.5% to 11.5%, which discount rates were selected based upon an analysis of Noble’s estimated weighted average cost of capital. Ducera then deducted (i) net debt as of September 30, 2021 and (ii) dilution from warrants (utilizing values implied by the Black Scholes model). Collectively, this analysis implied a common equity value ranging from $1.783 to $2.034 billion and a value per share ranging from $26.76 to $30.52 for Case A and a common equity value ranging from $1.818 to $2.075 billion and a value per share ranging from $27.28 to $31.14 for Case B.

5-Year Discounted Cash Flow Analysis

Ducera also calculated a range of common equity values and values per share for Noble based on a discounted cash flow analysis to value Noble as a consolidated standalone entity. Ducera utilized Case A and Case B financial projections, in each case as prepared and provided by management of Noble as more fully described in the section entitled “The Business Combination—Projections Prepared by Noble’s Management.”

For purposes of its 5-year discounted cash flow analysis, and at the direction of Noble management, Ducera defined unlevered free cash flow as adjusted non-GAAP earnings before interest, taxes, depreciation and amortization, less capital expenditures, cash taxes, and any changes in net working capital plus proceeds from the sale of assets (including Noble’s recent transaction with ADES International Holding).

Utilizing the Projections, Ducera calculated the net present value of projected unlevered free cash flows for the fourth quarter of Noble’s fiscal year 2021 through Noble’s fiscal year 2026 and calculated terminal values based on an exit adjusted EBITDA multiple ranging from 5.0x to 7.0x. These values were then discounted to present values as of September 30, 2021 at discount rates ranging from 9.5% to 11.5%, which discount rates were selected based upon an analysis of Noble’s estimated weighted average cost of capital. Collectively, this analysis implied a common equity value ranging from $1.928 to $2.522 billion and a value per share ranging from $28.93 to $37.85 for Case A and a common equity value ranging from $1.954 to $2.558 billion and a value per share ranging from $29.33 to $38.39 for Case B.

Ducera’s Financial Analysis of Maersk Drilling

Publicly Traded Company Valuation Analysis

Ducera compared certain of Maersk Drilling’s financial information with comparable publicly available information for companies in the offshore drilling industry with operations and businesses that, for purposes of Ducera’s analysis, may be considered similar to Maersk Drilling’s, based on business sector participation, financial and other metrics and operating characteristics and products (the “Maersk Drilling Selected Companies”), specifically:

•	Noble

•	Diamond Offshore Drilling, Inc.

•	Valaris Limited

•	Transocean Ltd.

Based on publicly available information, Ducera calculated the enterprise value for each of the Maersk Drilling Selected Companies, defined as the sum of its market capitalization plus its net debt as of September 30,

2021. In order to calculate a range of implied values per rig, Ducera did the following with respect to each of the Maersk Drilling Selected Companies:

1.

Reviewed the number of rigs owned by the Maersk Drilling Selected Company as of September 30, 2021, and the categorization into separate groups in order to estimate and determine the number of 7G equivalent units, each determined based upon DNB Markets estimates.

2.

Estimated the Maersk Drilling Selected Company’s net present value of the premium or discount associated with remaining firm contract backlog as of September 30, 2021. This was done by calculating the difference between (a) the estimated EBITDA a rig would generate under a given contract and (b) the estimated EBITDA such rig would generate without such contract, based on estimated spot dayrate and utilization assumptions. Spot dayrate and utilization assumptions were based on DNB Markets estimates.

3.

Deducted an estimated value of the Maersk Drilling Selected Company’s remaining firm contract backlog (as per the methodology described in (2) above) from the Maersk Drilling Selected Company’s net debt as of September 30, 2021 based on publicly available information.

4.	Calculated the Maersk Drilling Selected Company’s equity market capitalization, based on its share price and number of shares outstanding.

5.	Divided the sum of (3) and (4) by the number of 7G equivalent units owned by the Maersk Drilling Selected Company.

Based on the foregoing, Ducera selected a range of $102 million to $160 million implied value per 7G equivalent unit on a backlog adjusted basis and applied this range to Maersk Drilling’s 7G equivalent rigs. Ducera then (i) added the estimated value of Maersk Drilling’s remaining value of firm contract backlog as of September 30, 2021 (as per the methodology described in (2) above) and the sale proceeds received from Maersk Drilling’s recent transaction with Havila Sirius, and (ii) subtracted Maersk Drilling’s net debt as of September 30, 2021 (including lease liabilities). This analysis implied a common equity value ranging from $1.351 to $2.388 billion and a value per share ranging from $32.71 to $57.83.

No company utilized in the comparable company valuation analysis is identical to Maersk Drilling. In evaluating peer companies for purposes of this analysis, Ducera made judgments and assumptions with regard to industry performance, fleet composition, general business, economic, market and financial conditions and other matters, many of which are beyond Maersk Drilling’s and Ducera’s control, such as the impact of competition on Maersk Drilling’s businesses and the industry generally, industry growth and the absence of any adverse material change in Maersk Drilling’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Useful Life Discounted Cash Flow Analysis

Ducera calculated a range of common equity values and values per share for Maersk Drilling based on a discounted cash flow analysis to value Maersk Drilling as a standalone entity. Ducera utilized Case A and Case B financial projections, in each case as prepared and provided by management of Noble as more fully described in the section entitled “The Business Combination—Projections Prepared by Noble’s Management.” In the “useful life” discounted cash flow analysis, Ducera performed a discounted cash flow analysis based on the unlevered free cash flows generated by Maersk Drilling’s fleet of rigs through the estimated end of their useful lives as estimated by the management of Noble.

For purposes of its useful life discounted cash flow analysis, and at the direction of Noble management, Ducera defined unlevered free cash flow as adjusted non-GAAP earnings before interest, taxes, depreciation and amortization, less capital expenditures, cash taxes and any changes in net working capital plus cost of innovation investments and proceeds from the sale of assets (including sale proceeds from Maersk Drilling’s recent transaction with Havila Sirius). Utilizing the Projections, Ducera calculated the net present value of projected unlevered free cash flows generated by Maersk Drilling’s fleet of rigs from October 1, 2021 through the end of their useful lives as estimated by the management of Noble. These values were then discounted to present values as of September 30, 2021 at discount rates ranging from 9.5% to 11.5%, which discount rates were selected based upon an analysis of Maersk Drilling’s estimated weighted average cost of capital. Ducera then deducted net debt as of September 30, 2021 (including lease liabilities). Collectively, this analysis implied a common equity value ranging from $1.494 to $1.849 billion and a value per share ranging from $36.19 to $44.77 for Case A and a common equity value ranging from $1.832 to $2.252 billion and a value per share ranging from $44.36 to $54.54 for Case B.

5-Year Discounted Cash Flow Analysis

Ducera also calculated a range of equity values and values per share for Maersk Drilling based on a discounted cash flow analysis to value Maersk Drilling as a consolidated standalone entity. Ducera utilized Case A and Case B financial projections, in each case as prepared and provided by management of Noble as more fully described in the section entitled “The Business Combination—Projections Prepared by Noble’s Management.”

For purposes of its 5-year discounted cash flow analysis, and at the direction of Noble management, Ducera defined unlevered free cash flow as adjusted non-GAAP earnings before interest, taxes, depreciation and amortization, less capital expenditures, cash taxes, and any changes in net working capital plus cost of innovation investments and proceeds from the sale of assets (including sale proceeds from Maersk Drilling’s recent transaction with Havila Sirius). Utilizing the Projections, Ducera calculated the net present value of projected unlevered free cash flows for the fourth quarter of Maersk Drilling’s fiscal year 2021 through Maersk Drilling’s fiscal year 2026 and calculated terminal values based on an exit adjusted EBITDA multiple ranging from 5.0x to 7.0x. These values were then discounted to present values as of September 30, 2021 at discount rates ranging from 9.5% to 11.5%, which discount rates were selected based upon an analysis of Maersk Drilling’s estimated weighted average cost of capital. Collectively, this analysis implied an equity value ranging from $1.650 to $2.508 billion and a value per share ranging from $39.96 to $60.75 for Case A and an equity value ranging from $1.922 to $2.884 billion and a value per share ranging from $46.55 to $69.86 for Case B.

Ducera’s Relative Contribution Analysis

Ducera then analyzed the respective implied equity values that each of Noble and Maersk Drilling contribute to the combined company based on the comparable company valuation, useful life discounted cash flow and 5-year discounted cash flow analyses in comparison to the implied equity split in the Business Combination of 50% to holders of Noble Shares and 50% to holders of Maersk Drilling Shares, assuming no cash election by holders of Maersk Drilling Shares. The relative comparable company valuation analysis utilized Noble’s and Maersk Drilling’s ranges of implied common equity value and implied equity value, respectively. The relative useful life discounted cash flow analysis utilized Noble’s and Maersk Drilling’s ranges of implied common equity value for each of Case A and Case B. The relative 5-year discounted cash flow analysis utilized Noble’s and Maersk Drilling’s ranges of implied common equity value and implied equity value, respectively, for each of Case A and Case B.

This analysis implied the following percentage contributions of Noble and Maersk Drilling:

Relative Contributions		Noble	Maersk Drilling
Comparable Company Valuation		47.0% - 52.0%	48.0% - 53.0%
Useful Life Discounted Cash Flow	Case A	52.4% - 54.4%	45.6% - 47.6%
Useful Life Discounted Cash Flow	Case B	48.0% - 49.8%	50.2% - 52.0%
5-Year Discounted Cash Flow	Case A	50.1% - 53.9%	46.1% - 49.9%
5-Year Discounted Cash Flow	Case B	47.0% - 50.4%	49.6% - 53.0%

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Ducera. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Ducera believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses and the opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Ducera with respect to Noble’s or Maersk Drilling’s actual value. In arriving at its opinion, Ducera reviewed various financial and operational metrics and forecasts for Noble and Maersk Drilling, which were made available to Ducera by or on behalf of Noble. In arriving at its opinion, Ducera did not attribute any particular weight to any analyses or factors, except as noted above, and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Ducera considered the totality of the factors and analyses performed. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by Ducera are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Ducera’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses could actually be bought or sold. None of the selected companies reviewed are identical to Noble or Maersk Drilling. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for the purposes of Ducera’s analysis, may be considered similar to Noble’s or Maersk Drilling’s operations and business. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Noble and Maersk Drilling.

The terms of the Business Combination, including the Merger Consideration, were determined through arm’s length negotiations between Noble and Maersk Drilling and were approved by the Noble Board. Although Ducera provided advice to the Noble Board during the course of these negotiations, the decision to enter into the Business Combination Agreement was solely that of the Noble Board. Ducera did not recommend any specific consideration to Noble or that any specific amount or type of consideration constituted the only appropriate consideration for the Business Combination. As described in the section above entitled “The Noble Board’s Reasons for the Business Combination,” the opinion of Ducera and its presentation to the Noble Board were among a number of factors taken into consideration by the Noble Board in making its determination to approve the Business Combination Agreement and the Business Combination.

Opinion of Maersk Drilling’s Financial Advisor

Pursuant to an engagement letter, Maersk Drilling retained J.P. Morgan as its financial advisor in connection with the proposed Business Combination.

At the meeting of the Maersk Drilling Board on November 9, 2021, J.P. Morgan rendered its oral opinion to the Maersk Drilling Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the consideration to be paid to the holders of Maersk Drilling Shares in the proposed Business Combination was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its November 9, 2021 oral opinion by delivering its written opinion, dated as of November 10, 2021 to the Maersk Drilling Board that, as of such date, the consideration to be paid to the holders of Maersk Drilling Shares in the proposed Business Combination was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated as of November 10, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex H to this proxy statement/prospectus and the exchange offer prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus and the exchange offer prospectus and is qualified in its entirety by reference to the full text of such opinion. Any recipient of this summary of J.P. Morgan’s opinion is urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the Maersk Drilling Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Business Combination, was directed only to the consideration to be paid to the holders of Maersk Drilling Shares in the proposed Business Combination and did not address any other aspect of the proposed Business Combination. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid to the holders of the Maersk Drilling Shares in connection with the proposed Business Combination to the holders of any other class of securities, creditors or other constituencies of Maersk Drilling or as to the underlying decision by Maersk Drilling to engage in the proposed Business Combination. The issuance of J.P. Morgan’s opinion was approved by a valuation committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of Maersk Drilling as to whether such shareholder should tender its Maersk Drilling Shares in the Offer or how such shareholder should vote with respect to the proposed Business Combination or any other matter, including, without limitation, whether such shareholder should elect to receive the Offer Consideration in the form of cash or Topco Shares, or make no election in the Business Combination.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Business Combination Agreement;

•

reviewed certain publicly available business and financial information concerning Maersk Drilling, Noble and the industries in which they operate and certain other companies engaged in businesses comparable to them;

•

compared the financial and operating performance of Maersk Drilling and Noble with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of each of the Maersk Drilling Shares and the Noble Shares and certain publicly traded securities of such other companies;

•

reviewed certain internal, unaudited financial analyses, projections, assumptions and forecasts prepared by the management of Maersk Drilling relating to Maersk Drilling’s business and Noble’s business, as well as the estimated amount and timing of the cost savings and related expenses and cost synergies expected to result from the proposed Business Combination (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Maersk Drilling and Noble with respect to certain aspects of the proposed Business Combination, and the past and current business operations of Maersk Drilling and Noble, the financial condition and future prospects and operations of Maersk Drilling, Noble and Topco, the effects of the proposed Business Combination on the financial condition and future prospects of Maersk Drilling, Noble and Topco, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Maersk Drilling or Noble or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with Maersk Drilling, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Maersk Drilling, Noble or Topco under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses, projections, assumptions and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Maersk Drilling’s management as to the expected future results of operations and financial condition of Maersk Drilling and Noble to which such analyses, projections, assumptions or forecasts relate. J.P. Morgan expressed no view as to such analyses, projections or forecasts (including the Synergies) or the assumptions on which they were based and Maersk Drilling confirmed that J.P. Morgan may rely upon such analyses, projections, assumptions and forecasts (including the Synergies) in the delivery of J.P. Morgan’s opinion. J.P. Morgan assumed for the purpose of rendering its opinion that each holder of Maersk Drilling Shares will elect to receive the consideration solely in the form of Topco Shares. J.P. Morgan also assumed that the Business Combination and the other transactions contemplated by the Business Combination Agreement will be consummated as described in the Business Combination Agreement. J.P. Morgan also assumed that the representations and warranties made by Maersk Drilling, Noble, Topco and Merger Sub in the Business Combination Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Maersk Drilling with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Business Combination will be obtained without any adverse effect on Maersk Drilling, Noble or Topco on the contemplated benefits of the Business Combination. In giving its opinion, J.P. Morgan relied on Maersk Drilling’s commercial assessments of the Business Combination. The decision as to whether or not Maersk Drilling enters into the Business Combination (and the terms on which it does so) is one that can only be taken by Maersk Drilling.

The projections furnished to J.P. Morgan for Maersk Drilling (as used in this section, the “Maersk Drilling management forecasts”) and for Noble (as used in this section, the “Maersk Drilling forecasts for Noble”) were each prepared by Maersk Drilling’s management, as discussed more fully under “Projections Prepared by Maersk Drilling’s Management”. Maersk Drilling does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Business Combination, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Maersk Drilling’s management or Noble’s management, as applicable, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Projections Prepared by Maersk Drilling’s Management”.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Maersk Drilling Shares in the proposed Business Combination, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Business Combination to the holders of any other class of securities, creditors or other constituencies of Maersk Drilling or as to the underlying decision by Maersk Drilling to engage in the proposed Business Combination. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the proposed Business Combination, or any class of such persons relative to the consideration to be paid to Maersk Drilling’s shareholders in the proposed Business Combination or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Maersk Drilling Shares, the Topco Shares or the Noble Shares will trade at any future time. As a result, other factors after the date of J.P. Morgan’s opinion may affect the value of the business of Maersk Drilling after consummation of the Business Combination, including but not limited to (i) the total or partial disposition of the share capital of Maersk Drilling by shareholders of Maersk Drilling within a short period of time after the effective date of the Business Combination, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Maersk Drilling, (v) any necessary actions by or restrictions of governmental agencies or regulatory authorities and (vi) timely execution of all necessary agreements to complete the Business Combination on terms and conditions that are acceptable to all parties at interest. No opinion is expressed as to whether any alternative transaction might be more beneficial to Maersk Drilling.

The terms of the Business Combination Agreement, including the consideration to be paid to the holders of the Maersk Drilling Shares, were determined through arm’s length negotiations between Maersk Drilling and Noble, and the decision to enter into the Business Combination Agreement was solely that of the Maersk Drilling Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Maersk Drilling Board in its evaluation of the proposed Business Combination and should not be viewed as determinative of the views of the Maersk Drilling Board or Maersk Drilling’s management with respect to the proposed Business Combination or the consideration to be paid to the holders of the Maersk Drilling Shares.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Maersk Drilling Board on November 9, 2021, which was confirmed by delivery of a written opinion, dated November 10, 2021, and in the financial analysis presented to the Maersk Drilling Board on November 9, 2021 in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Maersk Drilling Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied equity value for both the Maersk Drilling Shares and the Noble Shares. J.P. Morgan calculated the unlevered free cash flows that Maersk Drilling and Noble are expected to generate during fiscal years 2021E through the end of the estimated useful lives of Maersk Drilling’s fleet of rigs and Noble’s fleet of rigs (as set forth in the Maersk Drilling management forecasts and the Maersk Drilling forecasts for Noble, which were discussed with, and approved by, the Maersk Drilling Board for use by J.P. Morgan in connection with its financial analyses). J.P. Morgan then discounted the unlevered free cash flow estimates to present value as of June 30, 2021 using discount rates ranging from 9.1% to 11.1% for Maersk Drilling and ranging from 9.0% to 11.0% for Noble, which ranges were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Maersk Drilling and Noble, respectively. For each of Maersk Drilling and Noble, the present value of the unlevered free cash flow estimates were then adjusted by subtracting net debt and other adjustments for each company as of June 30, 2021.

Based on the foregoing, this analysis indicated the following ranges of implied equity value for the Maersk Drilling Shares and the Noble Shares:

Implied Equity Value
	Low	High
Maersk Drilling Discount Rate Sensitivity	$1,596 million	$1,962 million
Noble Discount Rate Sensitivity	$1,558 million	$1,856 million

The range of implied equity values for the Maersk Drilling Shares were compared to (i) Maersk Drilling’s market capitalization, based on the closing share price of the Maersk Drilling Shares of $38.50 on October 22, 2021, of $1,591 million and (ii) the implied aggregate consideration for the Maersk Drilling Shares of

$1,770 million. The range of implied equity values for the Noble Shares were compared to Noble’s market capitalization, based on the closing share price of the Noble Shares of $26.60 on October 22, 2021, of $1,770 million.

J.P. Morgan also calculated a range of unlevered free cash flows for each of Maersk Drilling and Noble by applying a range of EBITDA margins for each of Maersk Drilling and Noble from 2026E through the end of the estimated useful lives of Maersk Drilling’s fleet of rigs and Noble’s fleet of rigs (as used in this section, “LT EBITDA Margins”) ranging from 37.5% to 42.5% (compared to LT EBITDA Margins of 40.0% in each of the Maersk Drilling management forecasts and the Maersk Drilling forecasts for Noble), in the case of both Maersk Drilling and Noble, based on guidance provided by Maersk Drilling’s management, to the revenues that Maersk Drilling and Noble are expected to generate during fiscal years 2026E through the end of the estimated useful lives of Maersk Drilling’s fleet of rigs and Noble’s fleet of rigs (as set forth in the Maersk Drilling management forecasts and the Maersk Drilling forecasts for Noble). J.P. Morgan then discounted the unlevered free cash flow estimates to present value as of June 30, 2021 using a discount rate of 10.1% for Maersk Drilling, the midpoint of the discount rates ranging from 9.1% to 11.1% for Maersk Drilling, and a discount rate of 10.0% for Noble, the midpoint of the discount rates ranging for 9.0% to 11.0% for Noble. The discount rate ranges for Maersk Drilling and Noble were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Maersk Drilling and Noble, respectively. For each of Maersk Drilling and Noble, the present value of the unlevered free cash flow estimates were then adjusted by subtracting net debt and other adjustments for each company as of June 30, 2021.

Based on the foregoing, this analysis indicated the following ranges of implied equity value for the Maersk Drilling Shares and the Noble Shares:

Implied Equity Value
	Low	High
Maersk Drilling LT EBITDA Margin Sensitivity	$1,523 million	$2,038 million
Noble LT EBITDA Margin Sensitivity	$1,486 million	$1,931 million

The range of implied equity values for the Maersk Drilling Shares were compared to (i) Maersk Drilling’s market capitalization, based on the closing share price of the Maersk Drilling Shares of $38.50 on October 22, 2021, of $1,591 million and (ii) the implied aggregate consideration for the Maersk Drilling Shares of $1,770 million. The range of implied equity values for the Noble Shares were compared to Noble’s market capitalization, based on the closing share price of the Noble Shares of $26.60 on October 22, 2021, of $1,770 million.

Implied Relative Value Analysis. J.P. Morgan compared the results for Maersk Drilling to the results for Noble with respect to the discounted cash flow analyses described above. J.P. Morgan compared the lowest equity value per share for Maersk Drilling to the highest equity value per share for Noble for each sensitivity described above to derive the lowest exchange ratio implied by each pair of results. J.P. Morgan also compared the highest equity value per share for Maersk Drilling to the lowest equity value per share for Noble for each sensitivity described above to derive the highest exchange ratio implied by each pair of results. The ranges of implied exchange ratios resulting from this analysis were:

Implied Exchange Ratios
	Low	High
Discount Rate Sensitivity	1.39x	2.03x
LT EBITDA Margin Sensitivity	1.27x	2.21x

The ranges of implied exchange ratios resulting from the foregoing analysis were compared to (i) the implied exchange ratio of 1.45x based on the closing share price of the Maersk Drilling Shares of $38.50 on October 22, 2021 and the closing share price of the Noble Shares of $26.60 on October 22, 2021 and (ii) the exchange ratio of 1.6137x, as contemplated in the Business Combination Agreement.

Discounted Cash Flow-Based Value Creation Analysis. J.P. Morgan conducted an analysis of the theoretical value creation to the existing holders of Maersk Drilling Shares that compared the estimated implied equity value of Maersk Drilling Shares on a standalone basis, based on the midpoint values of the discount rate sensitivity range of implied equity value determined in J.P. Morgan’s discounted cash flow analysis described above, to the estimated implied equity value of former Maersk Drilling shareholders’ ownership in the combined company, pro forma for the proposed Business Combination.

J.P. Morgan calculated the pro forma implied equity value of Maersk Drilling Shares by (1) adding the sum of (a) the implied equity value of Maersk Drilling on a stand-alone basis of approximately $1,800 million, using the midpoint value of the discount rate sensitivity range of implied equity values determined in J.P. Morgan’s discounted cash flow analysis of Maersk Drilling described above, (b) the implied equity value of Noble on a stand-alone basis of approximately $1,700 million, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of Noble described above and (c) the estimated value of the Synergies, as reflected in estimates Maersk Drilling’s management provided to J.P. Morgan for use in connection with its analysis, in the aggregate amount of approximately $500 million, (2) subtracting the potential dilution from warrants and shares issued pursuant to management incentive plans, in the amount of approximately $200 million and (3) multiplying such result by the pro forma equity ownership of the combined company by the existing holders of Maersk Drilling Shares of 50%. This analysis indicated that the proposed Business Combination implied pro forma equity value for such holders of approximately $1,900 million, which represents accretion in value of approximately $100 million, or 6.4%, compared to the standalone equity value of Maersk Drilling Shares. There can be no assurance, however, that the Synergies, potential dilutions and other impacts referred to above will not be substantially greater or less than those estimated by Maersk Drilling’s management and described above.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of either Maersk Drilling or Noble. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary are identical to Maersk Drilling or Noble, as applicable. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Maersk Drilling or Noble, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Maersk Drilling and Noble, as applicable.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Maersk Drilling with respect to the proposed Business Combination and deliver an opinion to the Maersk Drilling Board with respect to the proposed Business Combination on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Maersk Drilling, Noble and the industries in which they operate.

For financial advisory services rendered in connection with the Business Combination, Maersk Drilling has agreed to pay J.P. Morgan an estimated fee of up to €12.5 million, which is contingent and payable upon the consummation of the proposed Business Combination. In addition, Maersk Drilling has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with each of Maersk Drilling and Noble, for which J.P. Morgan and such affiliates have received customary compensation.

Such services during such period have included acting as lead arranger and administrative agent to Noble in connection with a financing facility in August 2020. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 2% of the outstanding Maersk Drilling Shares and approximately 0% of the outstanding Noble Shares. During the two years preceding the delivery of J.P. Morgan’s opinion, the aggregate fees received by J.P. Morgan and its affiliates from Maersk Drilling were approximately $0.1 million and the aggregate fees received by J.P. Morgan and its affiliates from Noble were approximately $8.6 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Maersk Drilling or Noble for their own accounts or for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities or other financial instruments.

Interests of Noble’s Directors and Executive Officers in the Business Combination

In considering the recommendation of the Noble Board to vote in favor of the Business Combination, Noble shareholders should be aware that aside from their interests as shareholders, Noble’s current officers and directors have interests in the Business Combination that are different from, or in addition to, those of other Noble shareholders generally. The Noble Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to Noble shareholders that they approve the Business Combination Proposal. Noble shareholders should take these interests into account in deciding whether to approve the Business Combination Proposal. These interests include the potential severance payments and benefits in connection with certain terminations of employment following the Business Combination to certain of Noble’s executive officers, the fact that Robert W. Eifler will serve as the President and Chief Executive Officer of Topco and Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board and the fact that Noble RSU Awards held by Noble non-employee directors will vest as a result of the Business Combination.

The following discussion sets forth certain of these interests in the Business Combination of each executive officer or non-employee director of Noble.

Treatment of Noble Outstanding Equity Awards for Noble’s Directors and Executive Officers

Each of Noble’s executive officers and directors hold unvested Noble RSU Awards under Noble’s equity compensation plans. At the Merger Effective Time, each Noble RSU Award that is outstanding will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time. None of the Noble RSU Awards held by Noble executive officers will vest solely as a result of the Business Combination. Following the Merger Effective Time, the converted Noble RSU Awards will be subject to the same terms and conditions (including time-based and termination related vesting conditions) that were applicable to such Noble RSU Awards under the Noble stock plan and award agreement immediately prior to the Merger Effective Time except as set forth in the following paragraph.

For Noble’s executive officers, converted Noble RSU Awards that are subject to performance-based vesting conditions will remain subject to such performance vesting conditions following the Business Combination. However, if the officer’s employment is terminated by Noble without “cause” or by the executive with “good reason” (as such terms are defined in the executives’ employment agreements and further described below under “Executive Employment Agreements”) upon or within 12 months following the Business Combination, the Noble RSU Awards will vest based on (i) for any performance period that has lapsed or performance metric that has been determined, the actual level of performance achieved (or in the case of Mr. Eifler, the greater of actual performance and target performance) and (ii) for all other performance periods or metrics, the target level of performance. The termination provisions associated with converted Noble RSU Awards held by Noble’s executive officers that are subject only to time-based vesting conditions are not affected by the Business Combination, but, based on provisions that apply on termination regardless of whether or not the Business Combination occurs, will become fully vested upon a termination of the officer’s employment at any time (i) by reason of the officer’s death, disability or “retirement” (defined as any termination other than due to death, disability or by Noble for “cause” after the executive has attained age 55 and the sum of the executive’s age and years of service with Noble or a predecessor exceeds 65), (ii) by Noble without “cause” or (iii) by the executive officer with “good reason” (as such terms are defined in the executives’ employment agreement and further described below under “Executive Employment Agreements”).

Noble RSU Awards held by Noble’s non-employee directors will become vested in full as of the Merger Effective Time (to the extent not already vested at such time in accordance with the award’s original vesting schedule).

Outstanding Equity Awards for Noble’s Directors and Executive Officers

The following table sets forth the number of Noble RSU Awards held by Noble’s executive officers as of                 , 2022. The Noble RSU Awards will continue to be subject to the same vesting and forfeiture conditions the Business Combination and, as such, absent a qualifying termination of employment (as described above), the executive officers’ receipt of the estimated value associated with the unvested Noble RSU Awards is subject to their continued employment through the applicable vesting period and, for performance-based Noble RSU Awards, the attainment of specified performance metrics.

Name	Unvested RSUs(1) (#)	Estimated Value(2) ($)
Robert W. Eifler
Richard B. Barker
William E. Turcotte
Blake A. Denton
Joey M. Kawaja
Laura D. Campbell

(1)	For performance-based Noble RSU Awards, represents the target number of restricted stock units subject to the Noble RSU Award.

(2)

For this purpose, as required by Item 402(t) of Regulation S-K, the value of a Noble Share is assumed to be $26.30, which is the average of the closing price of Noble’s ordinary shares over the first five trading days following the announcement of the Business Combination.

The following table sets forth the number of RSUs held by Noble’s non-employee directors as of                     , 2022:

Name	Unvested RSUs (#)	Estimated Value(1) ($)
Patrick J. Bartels, Jr.
Alan J. Hirshberg
Ann D. Pickard
Charles M. Sledge
Melanie M. Trent
Paul Aronzon

(1)

For this purpose, as required by Item 402(t) of Regulation S-K, the value of a Noble Share is assumed to be $26.30, which is the average of the closing price of Noble’s ordinary shares over the first five trading days following the announcement of the Business Combination.

Employment Agreements for Noble’s Directors and Executive Officers

Noble is party to an employment agreement with each of its executive officers which provides them with benefits if their employment is terminated by Noble for a reason other than “cause,” death or disability, or if the executive terminates employment for “good reason,” in each case, following a change in control of Noble (or prior to such a change of control if the executive can demonstrate that the termination was in contemplation of the change of control) (each of which is referred to as a covered termination). Whether the Business Combination will result in a change in control of Noble for purposes of the Noble executive employment agreements will depend on whether Noble shareholders immediately prior to the Business Combination own at least 50% of the combined voting power of Topco Shares immediately following the closing of the Business Combination, but for purposes of this discussion, it is assumed that the Business Combination will constitute a change in control of Noble. The severance benefits that the executive officers are eligible to receive pursuant to their respective employment agreements include the following: (i) any earned but unpaid annual bonus for the year preceding the year of termination, payable at the same time bonuses are paid generally to senior executives, (ii) payment of a pro-rata bonus for the year in which the termination occurs, calculated based on actual performance (but with any subjective performance metrics that are not objectively determinable deemed achieved at the target level), paid at the same time such bonuses are paid generally to senior executives, (iii) a lump sum payment equal to 18 times the monthly premium cost of continued health benefits for the executive and his eligible dependents, (iv) a lump sum payment equal to three times (one times, for Messrs. Denton and Kawaja and Ms. Campbell) the sum of the executive’s base salary and target bonus for the year of termination, (v) payment of the full cost of outplacement services selected by the executive for a period of six months (not to exceed $50,000) and (v) the transfer or assignment to the executive, at no cost to the executive, of all club or other memberships that were provided by Noble for the executive’s use prior to the termination of employment.

The benefits and payments set forth in this section are contingent upon (i) executive’s execution and non-revocation of a release of claims in favor of Noble and (ii) continued compliance with the restrictive covenants set forth in the employment agreements, including (A) perpetual confidentiality, (B) non-solicitation of customers, vendors, suppliers or other business relationships during employment and for 12 months following termination of employment (C) non-solicitation and non-hire of employees and contractors, applicable during employment and for 24 months following termination of employment, (D) perpetual cooperation with Noble on matters directly relating to the executive’s employment.

Under the employment agreements, “good reason” means any of the following events or conditions that occur without the executive’s written consent and remain in effect after notice has been provided by the executive to Noble of such event and the expiration of a 30-day cure period: (i) a material diminution in the executive’s position, duties, functions, responsibilities or authority; (ii) a reduction in the executive’s base salary or target bonus percentage (other than as part of an across the board reduction in base salary or target bonus percentage to substantially all senior executives of Noble in substantially the same proportion but in no event more than a 10% reduction in the aggregate and subject to any make-up compensation provided to senior executives generally); (iii) a material failure by Noble comply with any other of the specified compensation or benefit provisions of the executive’s employment agreement; (iv) Noble’s requiring the executive to be based at any office or location other than an officer or location that is within 50 miles of the location the executive was regularly employed prior to the effective date of the employment agreement; (v) any failure by Noble to comply with and satisfy the tax-related provisions of the employment agreement; or (vi) any other action or inaction that constitutes a material breach by Noble of the provisions of the employment agreement or any other material compensation agreement between the executive and Noble.

Under the employment agreements, “cause” means (i) the willful and continued failure of the executive to perform substantially the executive’s duties (other than any such failure resulting from bodily injury or disease or any other incapacity due to mental or physical illness) after a written demand for substantial performance is delivered to the executive; (ii) the willful refusal to comply with the lawful instructions of the Noble board or applicable reporting officer that are consistent with the executive’s position, which failure, to the extent curable, is not cured within 15 days following receipt of written notice; (iii) the executive engages in illegal conduct or gross misconduct that is materially and demonstrably detrimental to Noble and/or its affiliated companies; (iv) the executive commits a material breach of the terms of the Employment agreement, any material policy of Noble and/or its affiliated companies applicable to the executive, or any other agreement with Noble and/or affiliated companies (including any restrictive covenant agreement), which breach, to the extent curable, is not cured within 15 days following receipt of written notice; or (v) the executive is indicted on charges of, is convicted of, or enters a plea of guilty or nolo contendere to a felony or a crime involving fraud, material dishonesty involving Noble or its assets or moral turpitude. In the case of Mr. Eifler, a termination for “cause” requires a resolution adopted by the affirmative vote of at least two-thirds of the membership of the Noble Board after Mr. Eifler has had an opportunity to be heard by the Noble Board (other than in the case of a conviction, indictment or plea as set forth in (v) above).

Summary of Potential Transaction Payments to Directors and Executive Officers of Noble

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the Business Combination that Noble’s executive officers could receive in connection with the Business Combination, as described more fully above under “—Interests of Noble’s Directors and Executive Officers in the Business Combination.” Such amounts have been calculated assuming (i) the closing of the Business Combination occurs on December                 , 2022, which is the latest practicable date prior to this filing, and is used as the assumed date of closing of the Business Combination solely for purposes of the disclosures in this section, (ii) the annual base salary and annual target bonus opportunity for each of the executive officers remains unchanged from the amount determined as of the date hereof, (iii) none of Noble’s named executive officers receives any additional equity-based awards following the date hereof, (iv) the closing price of a Noble ordinary share as of the closing of the Business Combination is $26.30 per share, which is equal to the average closing price of a Noble ordinary share over the first five business days following the first public announcement of the entry into the Business Combination Agreement, (v) each named executive officer is terminated without “cause” or resigns for “good reason” at or immediately following the closing of the Business Combination (even though no such covered termination is currently expected to occur) and (vi) each of Noble’s named executive officers has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants, as outlined in “—Employment Agreements for Noble’s Directors and Executive Officers”, above) necessary in order to receive such payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of Noble’s named executive officers, if any, may materially differ from the amounts set forth below.

None of the payments or benefits set forth in the table below are “single-trigger” payments that will occur solely as a result of the Business Combination, but rather each of these payments and benefits are “double-trigger” payments meaning that payment requires both the occurrence of the Business Combination and a covered termination of the applicable named executive officer.

Business Combination-Related Compensation

Even though none of Noble’s named executive officers is expected to incur a covered termination entitling them to the payments below, for purposes of complying with the applicable disclosure requirements, the tables below assume that such a covered termination will occur.

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)	Total ($)
Robert W. Eifler President and Chief Executive Officer
Richard B. Barker Senior Vice President and Chief Financial Officer
William E. Turcotte Senior Vice President, General Counsel and Corporate Secretary
Joey M. Kawaja Vice President of Operations
Laura D. Campbell Vice President, Chief Accounting Officer and Controller

(1)

The amounts reflect the following payments that each named executive officer would receive if the named executive officer were to experience a covered termination for purposes of his or her employment agreement on the closing date of the Business Combination: (i) estimated pro-rata bonus for the year of termination (based on actual performance, but with any performance metrics that are not objectively determinable deemed achieved at target levels) equal to                for Mr. Eifler,                 for Mr. Barker,                 for Mr. Turcotte,                 for Mr. Kawaja and                 for Ms. Campbell, (ii) a lump sum payment equal to 18 times the monthly premium cost of continued health benefits equal to                for Mr. Eifler,                 for Mr. Barker,                 for Mr. Turcotte,                 for Mr. Kawaja and                 for Ms. Campbell and (iii) a lump severance payment in the amount of three times (one times, for Mr. Kawaja and Ms. Campbell) the sum of the executive’s base salary and target bonus for the year of termination, such lump sum equal to $                 for Mr. Eifler, $                 for Mr. Barker, $                 for Mr. Turcotte,                 for Mr. Kawaja and                for Ms. Campbell.

(2)

The amounts reflect the aggregate payment that each named executive officer would receive with respect to Noble RSU Awards subject to accelerated vesting in connection with a covered termination in connection with or following the Business Combination merger, as described above in “ ––Interests of Noble’s Directors and Executive Officers in the Business Combination”, above, assuming any Noble RSUs subject to performance-based vesting are paid out at (i) actual levels of performance achieved for any performance period that has lapsed or performance metric that has been determined (or in the case of Mr. Eifler, the greater of actual performance and target performance) and (ii) target levels of performance for all other performance periods or metrics.

(3)

Includes payment or reimbursement equal to (i) six months of outplacement services selected by the executive (which, for purposes of this disclosure was assumed to be equal $50,000, or the maximum amount payable under the employment agreement), and (ii) the incremental cost to the Company to transfer to the executive all club or other memberships previously provided by the Company for the executive’s benefit.

Share Ownership

As described below under “Beneficial Ownership of Topco Securities” and “Business Combination Agreement—Effect of the Merger on Capital Stock; Merger Consideration,” executive officers and directors of Noble beneficially own Noble Shares, which will be entitled to receive the Merger Consideration in respect of each Noble Share beneficially owned by them.

Indemnification and Insurance

The Business Combination Agreement provides that the executive officers and directors of Noble and its subsidiaries will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for at least six years following the Acceptance Time.

Interests of Maersk Drilling’s Directors and Executive Officers in the Business Combination

In addition to the interests of Noble’s officers and directors, Noble shareholders should take the following interests of Maersk Drilling’s directors and executive officers into account in deciding whether to approve the Business Combination Proposal. Their interests in the Business Combination are different from, or in addition to, those of Noble’s shareholders generally.

The chairman of Maersk Drilling, Claus V. Hemmingsen, who will be one of the three directors designated to the Topco Board by Maersk Drilling upon Closing is a board member in APMH, Den A.P. Møllerske Støttefond and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til Almene Formaal (The A.P. Moller Foundation). The Vice Chairman of Maersk Drilling, Robert M. Uggla is Chief Executive Officer of APMH, the chairman of the board of directors of APMH Invest and a member of the board of A.P. Møller - Maersk A/S. In addition, Robert M. Uggla may from time to time receive distributions from A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond based on the foundation charter due to his family ties to the founder of Maersk Drilling. A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond holds 8.9% of the share capital and votes in Maersk Drilling. A member of the Maersk Drilling Board, Martin N. Larsen is Chief Financial Officer of APMH and a board member and Chief Executive Officer of APMH Invest. APMH Invest owns approximately 41.6% of the Maersk Drilling Shares.

As further described under “The Business Combination Agreement and Ancillary Documents—Ancillary Documents”, APMH Invest has entered into the Undertaking and, among other things, agreed to (a) accept the Offer in respect of its holding of Maersk Drilling Shares and not withdraw such acceptance; (b) waive the right to receive any cash consideration in the Offer; (c) not vote in favor of any resolution to approve a competing alternative proposal and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns. In addition, certain other Maersk Drilling shareholders including A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond and Den A.P. Møllerske Støttefond and together holding approximately 12% of the issued and outstanding Maersk Drilling Shares, have expressed their intention to accept or procure the acceptance of the Offer in respect of the Maersk Drilling Shares that they own.

Board of Directors of Maersk Drilling

The following individuals are members of the Maersk Drilling Board:

Name	Position	Year of first board appointment with the Maersk Drilling Group	Expiration of current term
Claus V. Hemmingsen	Chairman	2012	2022
Robert M. Uggla	Vice Chairman	2019	2022
Ann-Christin G. Andersen	Board member	2020	2022
Kristin H. Holth	Board member	2020	2022
Martin N. Larsen	Board member	2018	2022
Alastair Maxwell	Board member	2019	2022
Caroline Alting	Employee-elected board member	2019	2023
Glenn Gormsen	Employee-elected board member	2019	2023

Following the Closing, the Topco Board is expected to be comprised of seven individuals, including three individuals designated by Maersk Drilling. Claus V. Hemmingsen, the current Chairman of the Maersk Drilling Board, will be one of the three directors designated by Maersk Drilling.

Executive Officers of Maersk Drilling

The following individuals (comprising the registered members of executive management and key employees) make up the executive officers of Maersk Drilling as of the date hereof and as referred to in this section entitled “—Interests of Maersk Drilling’s Directors and Executive Officers in the Business Combination”.

Name	Position	Year of first employment with the Maersk Drilling Group	Year of appointment to current position in the Maersk Drilling Group
Jørn Madsen	CEO	1990	2016
Christine Morris	CFO	2021	2021
Morten Kelstrup	Chief Operating Officer	2018	2019
Nikolaj Svane	Chief Strategy & People Officer	2006	2019
Klaus Kristensen	General Counsel	2008	2017

Deal-related compensation

Below is a description of the treatment of equity awards as well as the cash-based transaction bonus and enhanced severance terms. The description generally does not include information on compensation and terms applicable to directors and executive officers of Maersk Drilling in the ordinary course of business.

Background on Maersk Drilling Long-Term Incentive Plan

Executive officers of Maersk Drilling hold long-term equity incentive awards in the form of Maersk Drilling RSU Awards under the Maersk Drilling LTI. As of November 30, 2021, there are currently an aggregate of 293,027 Maersk Drilling RSU Awards issued to executive officers and certain other employees covered by the Maersk Drilling LTI of which a total of 165,407 Maersk Drilling RSU Awards are held by executive officers of Maersk Drilling. Up to 101,235 of the Maersk Drilling RSU Awards will vest ordinarily in 2022. It is expected that Maersk Drilling will issue around 125,000 Maersk Drilling RSU Awards under the Maersk Drilling LTI in 2022 subject to share price fluctuation, salary changes and the number of participants.

The Maersk Drilling LTI is administered by the Maersk Drilling Board. The grant of Maersk Drilling RSU Awards under the Maersk Drilling LTI are made free of charge for each participant on a revolving basis and do not depend on the achievement of specific goals. It is a requirement for participation in the Maersk Drilling LTI, and any grant thereunder that the participant in question is employed with Maersk Drilling Group on the date of the grant and that such employment is not under termination. Maersk Drilling RSU Awards have a total vesting period of three years beginning on the date of the grant, subject to the participant’s continued employment with the Maersk Drilling Group at the time of the expiry of the vesting period and that such employment is not under termination. None of the Maersk Drilling RSU Awards issued under the Maersk Drilling LTI will vest solely as a result of the Business Combination.

Upon vesting, participants will receive a number of shares (equal to the number of Maersk Drilling RSU Awards vested which have not lapsed) free of charge. The delivery of shares by Maersk Drilling to the participants upon vesting of the Maersk Drilling RSU Awards is effected as soon as practically possible and in a manner as decided by Maersk Drilling. The Maersk Drilling Board will, on behalf of Maersk Drilling, be entitled to wholly or partially effect a cash settlement instead of delivering shares upon vesting.

Subject to limited exceptions, executive officers (registered as executive management) may not sell any shares received upon vesting until the total period from grant (inclusive of the vesting period) is five years. The holding period applies irrespective of termination of employment.

Treatment of Equity Awards

Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling RSU Award that is outstanding immediately prior to the Acceptance Time is converted, at the Acceptance Time, into the right to receive, on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares). See also the section titled “Enhanced Severance Terms”, below.

Cash-based deal completion bonuses

The executive officers and certain other employees of Maersk Drilling are, subject to certain conditions, eligible to receive a cash-based bonus to be paid in a single lump sum following completion of the Business Combination. Subject to applicable law, the right to this bonus will lapse in the event the employer serves notice to terminate the employee’s employment prior to the time of payment and the employee has provided reasonable cause for such termination or the employee serves notice to terminate the employment prior to the time of payment without such termination being due to material breach on the part of the employer.

The aggregate value of the cash-based transaction bonus for the Maersk Drilling executive officers is expected to be up to approximately DKK 12.43 million ($1.91 million), subject to final fixed pay numbers at the time of payment.

Enhanced Severance Terms

The executive officers and certain other employees of Maersk Drilling are party to agreements that would provide for enhanced severance protections in the event of termination of employment following the Business Combination.

For a party to terminate the employment relationship of an executive officer, Maersk Drilling Group must provide 12 months’ written notice and the executive officer must provide six months’ written notice. In addition to the Maersk Drilling Group termination notice, some executive officers are entitled to an agreed severance payment of three to six months’ fixed pay. However, if the employer serves notice of termination of the executive officer’s employment or the executive officer serves notice due to material breach on the part of the employer, in each case during the period starting upon completion of the Business Combination and expiring 18 months thereafter, the executive officer will, subject to certain conditions, be entitled to enhanced severance terms, including an extraordinary additional cash severance pay of 100% of the total sum of the annual fixed pay and annual target bonus. The aggregate value of the extraordinary additional cash severance pay for executive officers is up to approximately DKK 29.72 million ($4.57 million), subject to final fixed pay numbers at the time of payment. Further, the enhanced severance terms provide that any unvested Maersk Drilling RSU Awards outstanding under the Maersk Drilling LTI will vest at the end of employment, and that executive officers as well as certain other employees will receive a continuation of health benefits for a duration of 12 months after termination.

For each executive officer (registered as executive management), the total payment relating to the notice period shall in any event not exceed two years’ total remuneration, including all remuneration components.

In the event that the employment of each Maersk Drilling executive officer is terminated following the completion of the Business Combination under circumstances where the enhanced severance terms described above will apply, the aggregate amount of severance payments (including salary and target bonus paid during notice, statutory and contractual severance pay as well as enhanced cash severance and value of continuation of benefits, but excluding the value of Maersk Drilling RSU Awards) that would be payable is approximately DKK 59.71 million ($9.2 million).

Maersk Drilling Directors and Executive Officers Intended to be Named as Topco’s Directors and Executive Officers

The following individuals are Maersk Drilling’s directors and executive officers who are expected to become Topco’s directors and executive officers upon the closing of the Business Combination:

Name	Position
Executive Officers

Maersk Drilling Board
Claus V. Hemmingsen	Director

Indemnification and Insurance

The Business Combination Agreement provides that the executive officers and directors of Maersk Drilling and its subsidiaries will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for at least six years following the Acceptance Time.

Certain Information Relating to Topco

Listing of Topco Shares on NYSE and Nasdaq Copenhagen and Delisting of Noble Shares and Deregistration of Noble

Topco intends to apply to list the Topco Shares on the NYSE under the symbol “                ” and on Nasdaq Copenhagen under the symbol “                ”, in connection with the Closing. Noble and Maersk Drilling cannot assure you that the Topco Shares will be approved for listing on NYSE or Nasdaq Copenhagen. Additionally, Noble anticipates that, following consummation of the Business Combination, the Noble Shares will be delisted from NYSE, and Noble will be deregistered under the Exchange Act.

Restrictions on Resales

All Topco Shares received by shareholders of Noble and Maersk Drilling in the Business Combination are expected to be freely tradable, except that Topco Shares received in the Business Combination by persons who may be deemed to be an “affiliate” of Topco after completion of the Business Combination. Persons who may be deemed affiliates of Topco generally include individuals or entities that control, are controlled by or are under common control with, Topco and may include the directors and executive officers of Topco, as well as its principal shareholders. This document does not serve as a registration statement with respect to resales of Topco Shares by affiliates of Topco.

Comparison of Shareholder Rights

Until consummation of the Business Combination, Cayman Islands law and the Noble amended and restated memorandum and articles of association will continue to govern the rights of Noble shareholders. From the Acceptance Date, English law and the Topco Articles of Association will govern the rights of Topco shareholders.

There are certain differences in the rights of Noble shareholders prior to the Business Combination and the rights of Topco shareholders after the Business Combination. Please see the section entitled “Comparison of Shareholder Rights.”

Certain Tax Consequences of the Business Combination

Please see the section entitled “Material Tax Considerations.”

Regulatory Approvals

Antitrust and Foreign Direct Investment Considerations

To complete the Business Combination pursuant to the terms of the Business Combination Agreement, Noble and Maersk Drilling must make filings with and obtain authorizations, approvals or consents from a number of antitrust regulatory authorities, including the UK CMA and the NCA. On January 12, 2022, the NCA provided unconditional approval to the Business Combination. The process for obtaining the other approvals is ongoing.

Foreign Investment Screening Considerations

To complete the Business Combination pursuant to the terms of the Business Combination Agreement, Noble and Maersk Drilling must also make filings with and obtain authorizations, approvals or consents pursuant to regulations pertaining to foreign investment screenings, including the UK National Security and Investment Act 2021, and the Danish Act on Screening of Certain Foreign Direct Investments (Act no. 842 of 10 May 2021). On January 26, 2022, the Danish Business Authority’s (DBA) determined that the Business Combination does not require prior authorization under the Danish Act on Screening of Certain Foreign Direct Investments (Act no. 842 of 10 May 2021) or associated regulations.

Approvals required to make the Tender Offer

The Offer will be subject to pre-approval by the DFSA of the Offering Circular and the Offer Document.

Listing approvals

In addition, the Topco Shares to be issued in the Business Combination must be approved for listing on the NYSE and admission to trading and official listing on Nasdaq Copenhagen, subject to official notice of issuance.

Noble and Maersk Drilling cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, Noble and Maersk Drilling cannot assure you as to the date of any approvals. Likewise, Noble and Maersk Drilling cannot assure you that the UK CMA, NCA or other authority will not require a remedy as a condition to its approval of the Business Combination and, if such a remedy is required, whether such a remedy will ultimately be approved.

Noble and Maersk Drilling are not currently aware of any material governmental approvals or actions that are required for completion of the Business Combination other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Treatment of Indebtedness

As of September 30, 2021, the Maersk Drilling Group had total outstanding interest-bearing debt with a carrying amount of $1.16 billion, comprising $872 million outstanding under the Syndicated Facilities Agreement and $290 million outstanding under the DSF Facility Agreement.

In relation to the Offer, Maersk Drilling has secured (on a bilateral basis) a Syndicated Facilities Consent Letter from each of the Syndicated Facilities Lenders pursuant to which such Syndicated Facilities Lenders have agreed to, inter alia (a) waive their rights in respect of the Syndicated Facilities CoC Trigger (including with respect to not requesting any cancellation and/or prepayment of commitments and outstanding loans), and (b) not to exercise or fail to exercise any right available to them under the Syndicated Facilities Agreement where such action or inaction could otherwise directly or indirectly have the effect of preventing or postponing the Business Combination or its timely implementation or consummation. Pursuant to each Syndicated Facilities Consent Letter, Maersk Drilling has agreed, in connection with the finalization of an amendment to the Syndicated Facilities Agreement the form of which is yet to be agreed, (i) to pay each consenting Syndicated Facilities Lender an amendment fee, and (ii) to include in the amendment agreement a step-up in the margin for each Syndicated Facility, which will gradually increase 12 months, 9 months and 6 months before the termination date of each Syndicated Facility. The agreements of the relevant Syndicated Facilities Lenders under each Syndicated Facilities Consent Letter are conditional on and subject to provision by Topco of a guarantee with respect to the payment obligations of the obligors under the Syndicated Facilities Agreement and the related finance documents, substantially in the form provided by the existing guarantors under the Syndicated Facilities Agreement. The Syndicated Facilities Lenders may also need to clear additional “know your customer” checks in relation to the Business Combination.

By way of a waiver and amendment letter agreed in October 2021 between Maersk Drilling and Danmarks Skibskredit A/S as lender and security agent under the DSF Facility Agreement regarding the Offer, Danmark Skibskredit A/S has agreed, inter alia, not to exercise any rights in respect of the DSF Facility CoC Trigger (including with respect to not requesting any cancellation and/or prepayment of commitments and outstanding utilizations) under the DSF Facility Agreement, as such rights may arise pursuant to or as a result of the Offer or pursuant to its implementation or consummation. Danmarks Skibskredit A/S’ undertaking is subject to the condition that Topco shall no later than the date of completion of the Offer provide a unilateral guarantee with respect to the payment obligations of the obligors under the DSF Facility Agreement for the benefit of lenders under the DSF Facility Agreement, in form and substance equivalent to the guarantee granted by the other guarantors under the DSF Facility Agreement.

For additional information, see the section entitled “Business of Maersk Drilling and Certain Information About Maersk Drilling—Liabilities and Indebtedness”.

As of September 30, 2021, Noble had outstanding $190.0 million of loans and $8.7 million of letters of credit issued under that certain Revolving Credit Agreement, dated February 5, 2021, among Noble Finance Company, Noble International Finance Company and the lenders party thereto and an additional $11.7 million in letters of credit and surety bonds issued under bilateral arrangements and $216.0 million of 11% senior secured second lien notes due 2028. No amendments or consents to the revolving credit agreement or the indenture governing such senior notes are required in connection with the Business Combination.

For a description of Noble’s existing indebtedness, see Noble’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and other documents incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a business combination under ASC 805. Under this method of accounting, Maersk Drilling will be treated as the “acquired” company for financial reporting purposes. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill. The net assets of Noble will remain stated at historical cost.

Noble has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Noble shareholders are expected to hold a majority interest in the combined company after the Business Combination is completed;

•

the Topco Board will be comprised of seven members, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, current President and Chief Executive Officer of Noble, who will serve as the President and Chief Executive Officer of the combined company. Of the three individuals designated by Noble, up to two individuals may be designated by the Investor Manager (depending upon the Investor Manager’s percentage ownership of outstanding Topco Shares). Of the three individuals designated by Maersk Drilling, up to two individuals may be designated by APMH Invest (depending upon the APMH Invest percentage ownership of outstanding Topco Shares); and

•	the combined company name, ticker symbol, and headquarters will remain consistent with that of Noble.

Based on Noble shareholders’ majority equity stake in the combined company, the composition of the board of directors of the combined company, and the other factors noted herein, Noble is expected to be the accounting acquirer of Maersk Drilling in accordance with the guidance of ASC 805.

Appraisal or Dissent Rights

Appraisal or dissent rights are not available to holders of Noble Shares or Maersk Drilling Shares in connection with the Business Combination.

Litigation Relating to the Business Combination

On January 13 and January 18, 2022, purported shareholders of Noble filed complaints in the Southern District of New York alleging that disclosures contained within the registration statement of which this proxy statement/prospectus forms a part are incomplete. The complaints are both brought individually and are captioned: Le v. Noble Corp. et al., Case No. 1:22-cv-00351 (S.D.N.Y.) and Marini v. Noble Corp. et al., Case No. 1:22-cv-00442 (S.D.N.Y.). The plaintiffs seek various remedies, including, among other things, injunctive relief to prevent the consummation of the Business Combination, unless certain allegedly material information is disclosed. On January 26, 2022, Noble received a letter on behalf of another purported shareholder making similar allegations and demands. Noble anticipates that it will receive additional letters and/or complaints making similar allegations. Noble believes these allegations are without merit and that no further disclosure is required by applicable rule, statute, regulation or law beyond that already contained in the registration statement.

DESCRIPTION OF THE EXCHANGE OFFER

The following is a description of the principal terms of the Offer. Some of the terms and conditions described below are subject to important limitations and exceptions. You are urged to read this section, the Offer Document, along with the rest of this prospectus, including the appendices and exhibits, in their entirety prior to making any decision as to the matters described therein. The below description of the principal terms of the Offer is qualified in its entirety by the description of the Offer in the Offer Document under which the Offer is intended to be made. The terms and conditions of the Offer are governed in their entirety by the Offer Document, and this prospectus and the terms set forth herein shall not have any governing effect on the terms and conditions of the Offer. In the context of the Danish Takeover Rules applicable to the Offer, this prospectus shall not confer any legally binding obligations upon either Noble, TopCo or Maersk Drilling. All Maersk Drilling shareholders should read the Offer Document in its entirety.

Maersk Drilling shareholders, particularly Maersk Drilling shareholders with a place of residence, registered office or habitual residence outside Denmark, should read the section entitled “Offer Restrictions” in the Offer Document before making any decision in respect of the Offer.

Subject Matter

Topco will, pursuant to the Offer, seek to acquire 100% of the then-outstanding Maersk Drilling Shares; provided that the Offer will not extend to (i) any treasury shares held by Maersk Drilling and (ii) for the avoidance of doubt, any other financial instruments issued by Maersk Drilling.

The Offer Period is expected to last at least four weeks and may be extended in accordance with the relevant provisions of the Takeover Order and the Offer Document.

The Offer is subject to a number of conditions set forth under “—Conditions to the Offer.”

For a comparison of the rights of the Maersk Drilling shareholders and Maersk Drilling Shares to Topco shareholders and Topco Shares, see “Comparison of Shareholder Rights.”

Offer Consideration

Topco will be offering 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares as the Share Consideration for each tendered Maersk Drilling Share.

Topco is also offering each Maersk Drilling shareholder the opportunity to elect to receive cash consideration (the “Cash Election”). To the extent a Maersk Drilling shareholder makes a Cash Election, the cash consideration will be calculated as the product of (A) the number of Maersk Drilling Shares subject to the Cash Election, (B) the Exchange Ratio and (C) $            , which represents the volume-weighted average closing price of the Noble Shares for the 10 trading days ending on the date two business days prior to the publication of the Offer Document, up to the amount of $1,000 per Maersk Drilling shareholder, payable in DKK, subject to an aggregate cash consideration cap of $50 million. A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected. The cash consideration will be payable in DKK, with the maximum amount payable in DKK translated from $1,000 at the currency rate described in the Offer Document on the date that is two business days prior to the publication of the Offer Document.

In the event the aggregate cash consideration to be paid in the Offer exceeds $50 million, the Maersk Drilling shareholders electing to receive the cash consideration will receive their pro rata portion of cash in respect of their amount of Maersk Drilling Shares validly tendered by way of the Cash Election. If the cash consideration payable to a Maersk Drilling shareholder is reduced as a result of the cash consideration cap being exceeded, such Maersk Drilling shareholder will receive Share Consideration in respect of their remaining Maersk Drilling Shares tendered in the Offer.

The Share Consideration and cash consideration have been determined on the basis of 41,532,112 Maersk Drilling Shares issued and outstanding as at the date of this prospectus. In the event that the number of Maersk Drilling Shares increases or Maersk Drilling issues special rights, including warrants, convertible debt instruments or bonus shares, in accordance with Chapter 10 of the Danish Companies Act prior to expiration of the Offer Period, Topco will have the right to adjust the Share Consideration and/or the cash consideration accordingly.

Important Notices

The Offer, when made, will be subject to a number of conditions set forth under “—Conditions to the Offer.” The conditions to the Offer must be satisfied or, where permissible, waived, prior to the expiration of the Offer Period. If the conditions have not been satisfied, or, where permissible, waived, the Offer will not be completed and Maersk Drilling shareholders who have tendered Maersk Drilling Shares in the Offer will have their shares re-booked to their accounts.

Each Maersk Drilling shareholder by tendering Maersk Drilling Shares in the Offer, unless such tender is validly and properly withdrawn prior to the expiration of the Offer Period, authorizes the Danish Settlement Agent to transfer the Topco Shares or cash, as applicable, that such Maersk Drilling shareholder is entitled to receive in the Offer to such shareholder’s account in exchange for Maersk Drilling Shares tendered by such Maersk Drilling shareholder in the Offer. Withdrawal rights are available only in the limited circumstances as required under Danish law, as further described under “—Withdrawal Rights.”

Offer Period

The Offer Period for the Offer is expected to commence as soon practically possible after both the Offering Circular and the Offer Document have been approved by the DFSA with an expected duration of at least four weeks.

Extension of the Offer Period

Topco may extend the Offer Period on one or more occasions at any time until the conditions to the Offer have been fulfilled or waived, subject to (i) certain undertakings given in favor of Maersk Drilling in the Business Combination Agreement and (ii) the requirements of Section 9 of the Takeover Order, which are (a) any extension must extend the Offer Period by at least two weeks, (b) the Offer Period can only be extended beyond 10 weeks if regulatory approvals are pending, and in no circumstances beyond 9 months from the date of the Offer Document, in each case, unless an exemption has been granted by the DFSA and (c) an extension may only be made on the basis of a supplement to the Offer Document approved by the DFSA. Additionally, Topco reserves the right to extend the Offer Period in accordance with Section 21(3) of the Takeover Order no later than 18 hours after expiration of the Offer Period. In the event of such an extension, the extended offer period will expire on the date and time determined by Topco. However, each such extension will be no less than two weeks.

The duration of the Offer Period (plus any extensions) shall not exceed a maximum of ten weeks, except if (i) a competing offer made pursuant to Section 25(1) of the Takeover Order (a “Competing Offer”) is publicly announced or (ii) the conditions to the Offer have not been satisfied due to pending regulatory approvals. As used herein, “Takeover Order” means the DFSA’s Executive Order on Takeover Bids (Executive Order No. 636 of 15 May 2020 (in Danish “Bekendtgørelse om overtagelsestilbud”).

Board Recommendation

The Maersk Drilling Board has undertaken in the Business Combination Agreement, subject to certain conditions, to issue a recommendation in accordance with Section 22 of the Takeover Order, recommending that the Maersk Drilling shareholders accept the Offer.

Irrevocable Undertaking

Concurrently with the entry into the Business Combination Agreement, APMH Invest entered into the Undertaking as described under “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Irrevocable Undertaking.”

Intentions of the Maersk Drilling Board and the Maersk Drilling Executive Management to accept the Offer

There are no agreements to tender applicable to Maersk Drilling Shares owned by members of the Maersk Drilling Board and the Maersk Drilling registered executive management. Notwithstanding the foregoing, the members of the Maersk Drilling Board and the Maersk Drilling registered executive management have indicated that they intend to accept the Offer in respect of the Maersk Drilling Shares that they own.

Conditions to the Offer

The Offer and the effectiveness of the contracts which come into existence as a result of the acceptance of the Offer are subject to the following conditions being satisfied, waived by Topco, or mutually amended by Maersk Drilling and Topco to the extent permitted by the Offer Document (the “Conditions to Completion”):

a)

the Minimum Acceptance Condition, whereby Topco acquires at least 80% of the then-outstanding Maersk Drilling Shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%), has been satisfied;

b)	the Noble shareholders’ approval of the Business Combination Proposals has been obtained;

c)	the Topco Shares to be issued in connection with the Offer and the Merger have been approved for listing on the NYSE, subject to official notice of issuance;

d)

the Topco Shares to be issued in connection with the Offer and the Merger have been approved for admission to trading and official listing by Nasdaq Copenhagen, subject to official notice of issuance and final approval of the Offering Circular;

e)

the registration statement of which this prospectus forms a part has been declared effective by the SEC or the Offering Circular has been approved by the DFSA under the EU Prospectus Regulation, or one of the same is subject to an effective stop order or proceeding seeking a stop order;

f)

a law has not come into effect that prohibits or makes illegal the consummation of the transactions contemplated by the Business Combination Agreement, including the Merger, the issuance of Topco Shares as consideration in the Offer or the Offer itself;

g)

any applicable waiting period (and any extension thereof) or approvals or clearances, as relevant, under the antitrust laws of the required jurisdictions have expired or been earlier terminated or such approvals or clearances have been obtained;

h)

any applicable waiting period (and any extension thereof) or approvals or clearances, as relevant, under the foreign direct investment laws of the required jurisdictions have expired or been earlier terminated or such approvals or clearances have been obtained;

i)

Maersk Drilling has not breached certain warranties set forth in the Business Combination Agreement and has performed in all material respects with the covenants required by the Business Combination Agreement to be performed or complied with at or prior to the Closing;

j)	the Business Combination Agreement has not been validly terminated in accordance with its terms; or

k)	under Danish law, involuntary insolvency proceedings have not been opened in respect of the assets of Maersk Drilling.

The Conditions to Completion set out herein are exhaustive and shall each constitute independent and separable conditions.

In the event that the Conditions to Completion (as may be amended as mutually agreed by Maersk Drilling and Topco, to the extent permitted by the Offer Document) are not satisfied, or waived by Topco, at the expiration of the Offer Period, Topco shall not be required to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer.

In the event that Topco waives or reduces the scope of any of the Conditions to Completion (including the Minimum Acceptance Condition), or in the event that Maersk Drilling and Topco mutually amend the Conditions to Completion, Topco will be required under Danish law to publish a supplement to the Offer Document in accordance with section 24(2) of the Danish Takeover Order, which supplement must be approved by the DFSA prior to publication. Danish law also requires that the Offer Period is extended by at least two weeks from the date of publication of the supplement.

Any notification of any such waiver, amendment or reduction of the scope of the Conditions to Completion will be announced through Nasdaq Copenhagen, the OAM-database of the DFSA, and via electronic media, in accordance with the disclosure requirements for public companies listed in the EU set out in the EU Transparency Directive, which is also the manner in which all publicly listed companies in Denmark issue communications to their shareholders.

Regulatory Approvals

Closing and completion of the Offer will be conditional on obtaining the regulatory approvals pursuant to the Business Combination Agreement, as described under “—Regulatory Approvals”.

Right to Withdraw the Offer

Subject to applicable law and the terms of the Business Combination Agreement, Topco reserves the right to withdraw or terminate the Offer at any time prior to the expiration of the Offer Period, (i) if one or more of the Conditions to Completion have not been satisfied on expiry of the Offer Period or at any time prior to the completion and settlement of the Offer (the “Completion”), (ii) if one or more of the Conditions to Completion becomes incapable of being satisfied at any time prior to Completion, or (iii) if it becomes apparent at any time prior to Completion that one or more Conditions to Completion will not be satisfied.

Additionally, if a Competing Offer is presented in accordance with Section 25(1) of the Takeover Order, Topco, with reference to Section 27 of the Takeover Order, will be permitted to withdraw the Offer within five business days after either (i) the decision to make a Competing Offer has been announced in accordance with Section 4(1) of the Takeover Order or (ii) the offer document for a Competing Offer has been published. In the case of such a withdrawal, Topco reserves the right, subject to applicable law, to make a new public voluntary takeover offer.

Upon withdrawal or termination of the Offer, the Offer will lapse irrevocably and any tender of Maersk Drilling Shares by Maersk Drilling shareholders pursuant to the Offer will be without effect and will terminate.

Acceptance

Acceptance of the Offer must be received by                  (the “Danish Settlement Agent”), by way of the Maersk Drilling shareholder’s account holding institution prior to the expiration of the Offer Period (unless and as such Offer Period may be extended in accordance with the terms and conditions of the Offer). Maersk Drilling shareholders may also be able to tender Maersk Drilling Shares online via their account holding institution’s web bank platform.

Withdrawal Rights

Maersk Drilling shareholders will be bound by their tenders throughout the duration of the Offer Period. Any tender of Maersk Drilling Shares pursuant to the Offer is therefore binding and irrevocable for Maersk Drilling shareholders who tender Maersk Drilling Shares. Notwithstanding the foregoing, Maersk Drilling shareholders, other than APMH Invest, will have the right to withdraw their tenders in accordance with Section 29 of the Takeover Order, in the event of a Competing Offer. See “—Irrevocable Undertaking” above.

Announcement of the Result

Topco will announce the preliminary and/or the final results of the Offer through Nasdaq Copenhagen no later than 18 hours after the expiration of the Offer Period. In the event such announcement only includes preliminary results, Topco will announce the final result of the Offer within three business days after the expiration of the Offer Period in accordance with Section 21(3) of the Takeover Order.

Purchases Outside the Offer

Topco and Noble and their respective affiliates and financial advisors each reserve the right, throughout the duration of the Offer Period, to purchase or make arrangements to purchase Maersk Drilling Shares in the open market or through privately negotiated transactions, including the right to enter into irrevocable undertakings, letters of support and/or letters of intent with Maersk Drilling shareholders. Any such purchases or arrangements to purchase Maersk Drilling Shares will be made outside the US and in compliance with applicable laws, rules and regulations.

Any information about such purchases will be disclosed as required under Danish law. If, prior to Completion, Topco acquires Maersk Drilling Shares at a higher price than the Offer Consideration, Topco will increase the Offer Consideration correspondingly.

If, during a period of six months after the Completion Date, Topco or a person who acts in concert with Topco acquires Maersk Drilling Shares on terms that are more favourable than those of the Exchange Offer, Topco will compensate Maersk Drilling shareholders who have accepted the Exchange Offer in accordance with section 7(1) of the Takeover Order.

Purchases occurring after Closing, including consummation of the Offer

Topco and Noble will each reserve the right to acquire additional Maersk Drilling Shares at any given time following the Closing (which includes consummation of the Offer), whether through open market purchases, privately negotiated transactions or one or more tender offers or otherwise.

If, during the six-month period following the consummation of the Offer, Topco (or a legal or natural person acting in concert with it) acquires Maersk Drilling Shares on terms that are more favorable than those of the Offer, Topco will compensate the Maersk Drilling Shareholders who previously accepted the Offer in accordance with Section 7(1) of the Takeover Order, pursuant to which Topco is required to pay the difference in cash between the consideration paid in the Offer and the consideration paid in the subsequent acquisition of Maersk Drilling Shares to any Maersk Drilling shareholders who participated in the Offer.

Delisting

Topco intends to delist the Maersk Drilling Shares from Nasdaq Copenhagen at an appropriate time (including, to the extent permitted by Nasdaq Copenhagen, if upon Closing including consummation of the Offer,

Topco holds more than 90% of all Maersk Drilling Shares and voting rights of Maersk Drilling, excluding any treasury shares held by Maersk Drilling). If delisting is achieved, Topco will in due course initiate amendments to the articles of association of Maersk Drilling to reflect that Maersk Drilling is no longer listed on Nasdaq Copenhagen.

Currency of the Offer

For purposes of the provisions of the EU Prospectus Regulation, the currency in which the Offer will be conducted is DKK.

After commencement of trading, Topco Shares will be quoted on Nasdaq Copenhagen in DKK and on the NYSE in USD.

Cash in Lieu of Fractional Topco Shares

No fractional Topco Shares will be issued pursuant to the Offer, and no entitlements to fractional share interests will entitle the owner thereof to vote or any other rights of a Topco shareholder. Notwithstanding any other provision of the Offer Document, each Maersk Drilling shareholder who otherwise would be entitled to receive a fraction of a Topco Share pursuant to the Offer (after aggregating all Maersk Drilling Shares validly tendered by such shareholder in the Offer (and not validly withdrawn)) shall receive cash, in lieu thereof, without interest, in an amount, payable in DKK, equal to such fractional part of a Topco Share multiplied by the closing price on the NYSE for a Noble Share on the last trading day immediately preceding the Merger Effective Time, rounded to the nearest whole cent.

Publications

All notifications and announcements required pursuant to the Takeover Order will be made in English on Topco’s website (            ) under             , and through Nasdaq Copenhagen. Such notifications and announcements will be distributed via an electronically operated information system in the United States. Topco will also file such notifications and announcements in English with the SEC at http://www.sec.gov and otherwise comply with its obligation under U.S. securities laws with respect to informing shareholders of any material change in the information published, sent or given to shareholders.

Appraisal Rights

An appraisal proceeding is not available in connection with the Offer, and does not exist under Danish law, except in connection with statutory redemption rights pursuant to the Danish Companies Act.

Maersk Drilling shareholders subject to the Compulsory Purchase have appraisal rights in relation to the cash consideration offered therein; provided that the Compulsory Purchase takes place more than three months after the expiration of the Offer Period, if Topco acquires more than 90% of the Maersk Drilling Shares after consummation of the Offer and initiates a Compulsory Purchase.

Compulsory Purchase

Upon Completion, and provided that Topco at that time holds the requisite number of Maersk Drilling Shares under the Danish Companies Act (greater than 90% of the Maersk Drilling Shares and the attaching voting rights, not including any treasury shares held by Maersk Drilling), Topco will initiate and complete a Compulsory Purchase of the remaining minority shares held by Maersk Drilling shareholders (the “Minority Shares”) in accordance with the Danish Companies Act.

Pursuant to the Compulsory Purchase, Topco will publish a notice through the IT system of the Danish Business Authority to all the remaining holders of Minority Shares, which notification will contain information on the Compulsory Purchase, including the acquisition price, the basis for calculation thereof and a statement from the Maersk Drilling Board on the terms and conditions for the mandatory acquisition by Topco. Pursuant to the notification, all remaining holders of Minority Shares are given a four (4) week period to transfer their Minority Shares to Topco in exchange for either receiving, at the election of the holder, a full cash alternative (the “Full Cash Alternative”) or a number of corresponding Topco Shares equal to the Share Consideration offered under the Exchange Offer.

To the extent the remaining holders of Minority Shares have not transferred their Minority Shares to Topco during the four (4) week period, Topco will deposit cash consideration for the Minority Shares with the Settlement Agent corresponding to the Full Cash Alternative. Upon completion of such deposit, the remaining Minority Shares will be acquired by Topco. Thereafter, a notice to the now former minority shareholders of Maersk Drilling will be published through the Danish Business Authority with information on the completion of the Compulsory Purchase.

The redemption price paid in cash per Minority Share in the Compulsory Purchase (the “Compulsory Purchase Consideration”) in a Compulsory Purchase initiated within three (3) months after the end of the Offer Period is not subject to challenge in court proceedings by holders of Minority Shares, provided that Topco acquired the requisite number of Maersk Drilling Shares to initiate and complete a Compulsory Purchase (i.e., having acquired more than 90% of the Maersk Drilling Shares in the Exchange Offer or otherwise).

If the Compulsory Purchase is initiated later than three (3) months after the end of the Offer Period, or if Topco initiates the Compulsory Purchase without having acquired more than 90% of the Maersk Drilling Shares in the Exchange Offer, a Full Cash Alternative will be offered by Topco in conformity with the requirements of the Danish Companies Act. Former holders of Minority Shares could challenge the Compulsory Purchase Consideration in court proceedings in Denmark. Any such proceedings would not affect the completion and settlement of the Compulsory Purchase because a challenge to the Compulsory Purchase Consideration does not affect legal title to shares that have been transferred in a compulsory purchase.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following discussion is a summary of the material U.S. federal income tax considerations applicable to you if you are a U.S. Holder (as defined below) of Noble Shares at the time of the Merger, as a consequence of (i) the Merger, and (ii) the ownership and disposition of Topco Shares after the Merger. This discussion addresses only those U.S. Holders that hold Noble Shares and will hold Topco Shares as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•	financial institutions,

•	insurance companies,

•	mutual funds,

•	pension plans,

•	S corporations,

•	broker-dealers,

•	traders in securities that elect mark-to-market treatment,

•	regulated investment companies,

•	real estate investment trusts,

•	trusts and estates,

•	tax-exempt organizations (including private foundations),

•

investors that hold Noble Shares or who will hold Topco Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes,

•	investors subject to the alternative minimum tax provisions of the Code,

•	U.S. Holders that have a functional currency other than the U.S. dollar,

•	U.S. expatriates,

•	investors subject to the U.S. “inversion” rules,

•

U.S. Holders owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of the outstanding Noble Shares, or, following the Merger, Topco Shares,

•	persons who received any Noble Shares or Topco Shares as compensation, or

•	persons who are not U.S. Holders, all of whom may be subject to tax rules that differ materially from those summarized below.

This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Maersk Drilling prior to the Merger. With respect to the consequences of holding Topco Shares, this discussion is limited to U.S. Holders who acquire such Topco Shares in connection with the Merger.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Noble Shares or Topco Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding Noble Shares or Topco Shares, you are urged to consult your tax advisor regarding the tax consequences to you of the Merger and the ownership and disposition of Topco Shares by the partnership.

This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”), current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Noble Shares or Topco Shares, as the case may be, that is:

•	an individual who is a U.S. citizen or resident of the United States,

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Tax Consequences of the Merger to U.S. Holders

The discussion under this heading “—Tax Consequences of the Merger to U.S. Holders” does not specifically address all of the consequences to U.S. Holders who hold different blocks of Noble Shares (generally, Noble Shares purchased or acquired on different dates or at different prices). U.S. Holders are urged to consult their tax advisors to determine such consequences. In addition, Noble believes, and the discussion under this heading assumes, that Noble is not a controlled foreign corporation (“CFC”) or passive foreign investment company (“PFIC”) under applicable U.S. federal income tax law.

In connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, Kirkland & Ellis LLP intends to render to Noble its opinion to the effect that, based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the tax opinion filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and the representations from Noble, Topco and Merger Sub, the Merger will qualify as a “reorganization” under Section 368(a) of the Code.

Assuming the Merger qualifies as “reorganization” under Section 368(a) of the Code, U.S. Holders generally will not recognize any gain or loss in connection with the exchange of Noble Shares for Topco Shares pursuant to the Merger. The aggregate adjusted tax basis of the Topco Shares received in the Merger by a U.S. Holder will be equal to the adjusted tax basis of the Noble Shares surrendered in exchange therefor. The holding period of the Topco Shares will include the period during which the Noble Shares surrendered in the Merger in exchange therefor were held by a U.S. Holder.

The tax matters described above are complex and U.S. Holders are urged to consult their tax advisors regarding the potential tax consequences to them of the Merger.

Tax Consequences of Ownership and Disposition of Topco Shares

Dividends and Other Distributions on Topco Shares

Subject to the discussion below under the heading “—Passive Foreign Investment Company Rules,” distributions on Topco Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Topco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Topco’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Topco Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Topco Shares and will be treated as described below under the heading “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Topco Shares.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Any amount treated as dividend income will be treated as foreign-source dividend income.

Under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Noble believes Topco will be eligible for the benefits of the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and On Capital Gains, or the United States-United Kingdom income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case it would be treated as a qualified foreign corporation with respect to dividends paid on the Topco Shares. Further, provided that Topco Shares are listed on NYSE and/or Nasdaq Copenhagen, Topco Shares will be treated as readily tradable on an established securities market in the United States.

Subject to applicable limitations, United Kingdom income taxes, if any, withheld from dividends on common shares at a rate not exceeding the rate provided by the applicable treaty with the United States will be eligible for credit against the U.S. treaty beneficiary’s U.S. federal income tax liability. Subject to certain complex limitations, the non-refundable withheld United Kingdom taxes generally will be eligible for credit against a U.S. treaty beneficiary’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including United Kingdom income tax, if any, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Topco Shares

Subject to the discussion below under the heading “—Passive Foreign Investment Company Rules,” unless a non-recognition provision applies, U.S. Holders generally will recognize capital gain or loss upon the sale, exchange or other disposition of the Topco Shares. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the U.S. Holder held the Topco Shares for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

While Noble believes that it is not a PFIC, it is possible that Topco might be a PFIC. A special set of U.S. federal income tax rules applies to ownership interests in a PFIC. A non-U.S. corporation is a PFIC in any taxable year in which, after taking into account certain look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of its assets is attributable to assets that produce or are held to produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of a subsidiary corporation in which it owns, directly or indirectly, a 25% or greater interest, by value. Passive income generally includes, but is not limited to, dividends, interest, rents, royalties and capital gains. If Topco is a PFIC at any time during which a U.S. Holder owns the Topco Shares, the U.S. Holder would be subject to additional U.S. information return filing requirements and the potentially materially adverse rules discussed below. While it is not free from doubt, based on Noble’s current expectations with respect to the ongoing operations and assets of Topco and its subsidiaries, Noble believes that Topco will not be a PFIC following the Business Combination.

If Topco is classified as a PFIC for any taxable year during which a U.S. Holder owns Topco Shares, the PFIC rules may alter the tax consequences of owning the Topco Shares with respect to gains from the sale, exchange or other disposition of, and “excess distributions” with respect to, the Topco Shares. Under the “default PFIC regime,” in general, an “excess distribution” is any distribution to a U.S. Holder that is greater than 125% of the average annual distributions received by the U.S. Holder (including return of capital distributions) during the three preceding taxable years or, if shorter, a U.S. Holder’s holding period. If Topco is classified as a PFIC for any taxable year during which a U.S. Holder owns Topco Shares, gains from the sale, exchange or other disposition of, and “excess distributions” with respect to, the Topco Shares would be allocated ratably over a U.S. Holder’s entire holding period and taxed at the highest ordinary income tax rate in effect for each such taxable year (subject to certain exceptions). Moreover, interest would be charged retroactively at the rate applicable to underpayments of tax (with respect to each such tax year’s ratable allocation) through the date of the sale, exchange or other disposition of, and “excess distributions” with respect to, the Topco Shares.

Topco does not intend to prepare or provide the information that would enable a U.S. Holder to make a “qualified electing fund” election to opt out of the default PFIC regime. U.S. Holders should consult with their tax advisors with respect to whether the unfavorable PFIC rules may be avoidable by electing to mark the Topco Shares to market.

The rules relating to PFICs are extremely complex and U.S. Holders are urged to consult their tax advisors regarding the tax considerations of owning Topco Shares in the event that Topco is treated as a PFIC during any taxable year during which a U.S. Holder will own Topco Shares.

The above discussion assumes Topco is not treated as a CFC, but no assurance can be made in that regard. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of owning Topco Shares in the event that Topco is treated as a CFC.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to Topco. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. In addition, certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Topco Shares, subject to certain exceptions (including an exception for Topco Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Topco Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Topco Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS GENERAL IN NATURE AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE MERGER AND OF THE OWNERSHIP AND DISPOSITION OF TOPCO SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Material U.K. Tax Considerations

The following statements are intended to apply only as a general guide to certain material UK tax considerations for Non-UK Shareholders (as defined below) as a consequence of (i) the Merger, and (ii) the ownership and disposition of Topco Shares after the Merger, and are based on current UK tax law and current published practice of HM Revenue and Customs (“HMRC”), both of which are subject to change at any time, possibly with retrospective effect.

The statements relate only to certain limited aspects of the UK taxation treatment of holders of Noble Shares at the time of the Merger (and Topco Shares immediately after the Merger) who:

a)	are not resident in the UK for any taxation purposes (including for the purposes of any double tax treaty);

b)	do not carry on a trade, profession, or vocation in the UK through a branch or agency or, in the case of a company, carry on a trade in the UK through a permanent establishment;

c)

who hold the Noble Shares (or Topco Shares, after the Merger) as investments (other than under an individual savings account or a self-invested personal pension), and not for the purposes of any branch, agency or permanent establishment in the UK; and

d)	who are the absolute beneficial owners of the Noble Shares (or Topco Shares, after the Merger) and any dividends paid on them,

(such holders being defined henceforth in this section as “Non-UK Shareholders”).

The statements may not apply to certain classes of Non-UK Shareholders, such as (but not limited to) persons who acquired their Noble Shares (or Topco Shares, after the Merger) in connection with an office or employment, or otherwise than for bona fide commercial reasons, persons connected to Topco or the combined company, dealers in securities, insurance companies, pension schemes, shareholders who are exempt from tax and collective investment schemes.

This summary does not address the UK tax treatment for persons who do not fall within the definition of Non-UK Shareholders (above), including holders who are resident in the UK for any taxation purposes. This summary does not address all possible UK tax consequences relating to the Merger or the ownership and disposition of Topco Shares after the Merger. In particular, this summary does not address any inheritance tax considerations, or the UK tax treatment of the Topco Warrants.

THE SUMMARY BELOW IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE TAX OR LEGAL ADVICE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE MERGER AND OF THE OWNERSHIP AND DISPOSITION OF TOPCO SHARES, INCLUDING THE EFFECTS OF UK TAX LAWS.

UK taxation of chargeable gains

Subject to the paragraph below (dealing with temporary non-residents), Non-UK Shareholders will not generally be subject to UK tax on chargeable gains on the disposal of their Noble Shares in the Merger, or on the disposal of their Topco Shares.

A Non-UK Shareholder who is an individual, who has ceased to have sole UK residence for tax purposes in the UK for a period of five years or less and who disposes of Noble Shares (or Topco Shares, after the Merger) during that period may be liable to UK taxation on capital gains on their return to the UK (subject to the relevant conditions being met and any available exemption or relief). If applicable, the tax charge will arise in the tax year that the individual returns to the UK.

UK taxation of dividends

Under UK tax legislation, Topco is not required to deduct or withhold tax at source from any dividend payments it makes in respect of the Topco Shares. Non-UK Shareholders will not generally be subject to UK tax in respect of any dividends received from Topco in respect of the Topco Shares.

Stamp duty and stamp duty reserve tax (“SDRT”)

The statements below are intended as a general guide to the current UK stamp duty and SDRT position, and they apply regardless of whether or not a shareholder is resident or domiciled in the UK. It should be noted that certain categories of persons, including market makers, brokers, dealers, and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances.

General rules

As a general rule, no stamp duty or SDRT should be payable on an issuance of the Topco Shares. However, reference should be made to the statements below in respect of issuances to depositary receipt issuers and clearance services.

The transfer on sale of Topco Shares (outside the facilities of a clearance service such as the Depository Trust Company (“DTC”)) by a written instrument of transfer will generally be liable to UK stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer (or, in certain circumstances, the market value of the Topco Shares), rounded up to the nearest £5 if necessary. The purchaser normally pays the stamp duty.

An agreement to transfer Topco Shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration (or, in certain circumstances, the market value of the Topco Shares), but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

Depositary receipt issuers and clearance services

Special rules apply where the Topco Shares are issued or transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts within section 67 or section 93 Finance Act 1986 or a person providing a clearance service within section 70 or section 96 of the Finance Act 1986, under which stamp duty or SDRT may be charged at a higher rate of 1.5%. However, where a clearance service has made and maintained an election under section 97A Finance Act 1986, the 1.5% charge will not apply as transfers of ordinary shares into and within that clearance service would then be subject to stamp duty or SDRT at the normal 0.5% rate (as discussed above). We understand that HMRC regards DTC as a clearance service for these purposes and that no relevant election under section 97A(1) has been made in respect of DTC or Cede & Co. (as nominee of DTC) (“Cede”).

On the basis of case law, HMRC has confirmed that it will not seek to impose stamp duty or SDRT at the rate of 1.5% on issues of UK company shares to depositary receipt issuers and/or clearance systems. HMRC’s published guidance confirms that this remains HMRC’s position following the transition period which expired on December 31, 2020 after the withdrawal of the UK from the European Union. Accordingly, no stamp duty or SDRT should generally arise on the issue of Topco Shares to Cede, as nominee of DTC.

However, HMRC’s published view is that the relevant case law does not have any impact upon the transfer (on sale or otherwise than on sale) of shares or securities to depositary receipt systems or clearance services that are not an integral part of an issue of share capital and so the 1.5% SDRT or stamp duty charge will continue to apply to such transfers. Therefore, if any Topco Shares are withdrawn from the facilities of DTC, a charge to stamp duty or SDRT at 1.5% may arise on a subsequent redeposit of Topco Shares into the facilities of DTC.

Transfers of Topco Shares within DTC should not be subject to stamp duty or SDRT provided no instrument of transfer is entered into and no election that applies to the Topco Shares is made or has been made by DTC or Cede under Section 97A FA 1986. In this regard, DTC has confirmed that neither DTC nor Cede has made an election under section 97A FA 1986 which would affect the Topco Shares to be issued to Cede, as nominee of DTC, as part of the Business Combination. If such an election is or has been made, transfers of Topco Shares within DTC generally will be subject to SDRT at the rate of 0.5% of the amount or value of the consideration (or, in certain circumstances, the market value of the Topco Shares).

Any liability for stamp duty or SDRT in respect of any transfer into a clearance service or depositary receipt system, or in respect of a transfer within any clearance service or depositary receipt system, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee (as the case may be), but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

THE BUSINESS COMBINATION AGREEMENT AND ANCILLARY DOCUMENTS

This section of the proxy statement/prospectus and the exchange offer prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A hereto. You are urged to read carefully the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. The legal rights and obligations of the parties to the Business Combination Agreement are governed by the specific language of the Business Combination Agreement, and not this summary.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which are referred to herein as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Noble does not believe that the Schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus and the exchange offer prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus and the exchange offer prospectus as characterizations of the actual state of facts about Noble, Maersk Drilling or Topco or any other matter.

Business Combination Agreement

Cayman Merger

Subject to the terms and subject to the conditions set forth in the Business Combination Agreement, at the Merger Effective Time, subject to the terms and conditions set forth in the Business Combination Agreement, (i) each Noble Share issued and outstanding immediately prior to the Merger Effective Time will be converted into the Merger Consideration, (ii) each Penny Warrant issued and outstanding immediately prior to the Merger Effective Time will cease to represent the right to acquire Noble Shares and shall be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Noble Shares underlying such Penny Warrant, rounded to the nearest whole share, and (iii) each Noble Warrant issued and outstanding immediately prior to the Merger Effective Time will be converted automatically into a warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such Noble Warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable Warrant Agreement.

Treatment of Noble RSU Awards

In addition, each Noble RSU Award that is outstanding immediately prior to the Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time.

Danish Tender Offer

Subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the DFSA, including the Offering Circular and the Offer Document, Topco has agreed to commence the Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Offer is conditioned upon, among other things, satisfaction of the Minimum Acceptance Condition. In the Offer, Maersk Drilling shareholders may exchange each Maersk Drilling share for 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares, and will have the ability to elect cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million (the “Offer Consideration”). A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected.

Compulsory Purchase

Subject to the terms and conditions set forth in the Business Combination Agreement, upon the consummation of the Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of the Compulsory Purchase (the consideration therefor, the “Compulsory Purchase Consideration”).

Treatment of Maersk Drilling RSU Awards

Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling RSU Award that is outstanding immediately prior to the Acceptance Time is converted, at the Acceptance Time, into the right to receive, on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

Exchange Procedures

Prior to the Merger Effective Time, Topco will deposit with a U.S. bank or trust company that will be appointed by Topco and Noble to act as an exchange agent hereunder (the “Exchange Agent”), for the benefit of the Noble Shareholders and Maersk Drilling Shareholders, evidence of shares in book-entry form, representing listed Topco Shares that are issuable in respect of Noble Shares represented by certificates (the “Noble Certificates”) or by book-entry (the “Noble Book-Entry Shares”) and in respect of Maersk Drilling Shares represented by book-entry (the “Maersk Drilling Book-Entry Shares” and, together with the Noble Book-Entry Shares, the “Book-Entry Shares”), in each case that have been properly delivered to the Exchange Agent. Such evidence of book-entry form for Topco Shares so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”.

As soon as reasonably practicable after the Acceptance Time and in any event within five business days of the Closing, Topco will cause the Exchange Agent to mail to each holder of record of Noble Shares and Maersk Drilling Shares: (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Noble Certificates, as applicable, will pass, only upon proper delivery of the Noble Certificates to the

Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (ii) instructions for use in effecting the surrender of the Noble Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, therefor. Such letter of transmittal will be in such form and have such other provisions as Topco, Noble and Maersk Drilling may specify. The delivery of Offer Consideration in exchange for surrendered Maersk Drilling Book-Entry Shares and as Compulsory Purchase Consideration for Minority Shares will be effected and settled through Danish VP Securities A/S (unless Noble and Maersk Drilling agree otherwise).

Surrender of Noble Shares and Maersk Drilling Shares

Upon surrender of Noble Shares or Maersk Drilling Shares to the Exchange Agent, if applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Noble Shares or Maersk Drilling Shares will be entitled to receive in exchange therefor the Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, deliverable in respect of such Noble Shares or Maersk Drilling Shares pursuant to the Business Combination Agreement and amounts to which such Noble Shares or Maersk Drilling Shares become entitled. In the event of a transfer of ownership of Noble Shares or Maersk Drilling Shares that is not registered in the register of shareholders of Noble or Maersk Drilling, as applicable, any Topco Shares to be issued upon due surrender of the Noble Shares or Maersk Drilling Shares may be issued to a transferee if such Noble Shares or Maersk Drilling Shares are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar taxes have been paid or are not applicable. Until surrendered, each Noble Share and Maersk Drilling Share will be deemed at any time after the Merger Effective Time and Acceptance Time, as applicable, to represent only the right to receive, upon such surrender, the Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, deliverable in respect of the interests represented by such Noble Shares and Maersk Drilling Shares pursuant to the Business Combination Agreement and any amounts to which such Noble Shares and Maersk Drilling Shares become entitled.

Treatment of Unexchanged Equity

No dividends or other distributions with respect to Topco Shares issuable with respect to the Noble Shares or Maersk Drilling Shares will be paid to the holder of any unsurrendered Noble Certificates or Book-Entry Shares until those Noble Certificates or Book-Entry Shares are surrendered. Upon surrender, there will be issued and/or paid to the holder of the Topco Shares issued in exchange therefor, without interest, (i) at the time of surrender, any dividends or other distributions payable with respect to those Topco Shares with a record date on or after the date of the Merger Effective Time or Acceptance Time, as applicable, and a payment date on or prior to the date of this surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to those Topco Shares with a record date on or after the date of the Merger Effective Time or Acceptance Time, as applicable, but with a payment date subsequent to surrender.

Withholding

Topco and the Exchange Agent, and each of their respective affiliates, will be entitled to deduct and withhold any amounts otherwise payable pursuant to the Business Combination Agreement such amounts as each is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld by Topco or the Exchange Agent, or any of their respective affiliates, such deducted or withheld amounts will be treated for all purposes of the Business Combination Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Warranties

The Business Combination Agreement contains customary warranties by Noble, Topco, Merger Sub and Maersk Drilling made as of the date of the Business Combination Agreement or other specific dates, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. See “—Material Adverse Effect” below. The warranties of Noble and Maersk Drilling are also qualified by information included in their public filings, filed or furnished to the SEC prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement). The disclosure schedules are not filed publicly and are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Noble does not believe that these schedules contain information that is material to an investment decision.

Each of Noble, Topco, Merger Sub and Maersk Drilling has made warranties relating to, among other things, corporate organization, current capitalization, due authorization, no violation, financial statements, undisclosed liabilities, compliance with law, environmental laws, benefit plans, absence of changes, investigations and litigation, disclosure documents, tax matters, labor matters, intellectual property, real and personal property, material contracts, insurance policies, anti-bribery, corruption and sanctions, government contracts, brokers’ fees, opinion of financial advisor and ownership and maintenance of drilling units. Maersk Drilling also made warranties regarding takeover laws, disclosure requirements, market abuse and corporate governance. Noble, Topco and Merger Sub also made warranties regarding the required vote of Noble shareholders, related party transactions, ownership of Noble stock and the ownership and operations of Topco and Merger Sub.

Material Adverse Effect

Under the Business Combination Agreement, (i) certain warranties of Noble, Topco, Merger Sub and Maersk Drilling are qualified in whole or in part by a Material Adverse Effect standard for purposes of determining whether a breach of such representations and warranties has occurred and (ii) certain warranties of Noble, Topco, Merger Sub and Maersk Drilling must be true and correct subject to a Material Adverse Effect standard as a condition to Noble accepting Maersk Drilling’s shares pursuant to the Offer.

A material adverse effect under the Business Combination Agreement means any event, change, fact, circumstance, occurrence, development, condition or effect (collectively “Effects”) that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of Maersk Drilling or Noble, as applicable. However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account, alone or in combination, in determining whether there has been or will be, a “Material Adverse Effect”:

(a) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates,

(b) any decline in, or other Effects with respect to, the market price or change in the trading volume of Maersk Drilling’s or Noble’s shares, as applicable, (provided that, unless subject to another exclusion, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect),

(c) changes or developments in, or other Effects with respect to, the industries in which Maersk Drilling or Noble, as applicable, operate,

(d) (i) the negotiation, execution, or delivery of the Business Combination Agreement or (ii) the public announcement, pendency or consummation of the Offer and the Compulsory Purchase (if any), with respect to Maersk Drilling, or the Merger, with respect to Noble, or other transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of

Maersk Drilling or Noble, as applicable, with employees, customers, suppliers, distributors, regulators or partners or any litigation relating to the Offer and the Compulsory Purchase (if any) or the Business Combination Agreement, with respect to Maersk Drilling, or the Merger or the Business Combination Agreement, with respect to Noble (other than with respect to any warranties specifically addressing the impact of the Offer, the Compulsory Purchase (if any), the Merger or the Business Combination Agreement on such matters),

(e) the identity of Maersk Drilling or Noble, as applicable, or any of its affiliates,

(f) compliance with the terms of, or the taking of any action required by, the Business Combination Agreement or consented to in writing by Noble or Maersk Drilling, as applicable, or failure to take any action prohibited by the Business Combination Agreement,

(g) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism),

(h) any hurricane, tornado, flood, earthquake, natural disaster, act of God or other comparable events,

(i) changes in law or applicable regulations of any governmental entity,

(j) changes in generally accepted accounting principles or accounting standards or the interpretation thereof,

(k) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect) or

(l) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions.

Any change referred to in clauses (a), (c), (g), (h), (i), (j) and (l) above may be taken into account in determining if a Material Adverse Effect has occurred but only to the extent that such changes have had a disproportionate adverse effect on Maersk Drilling or Noble, as applicable, as compared to other companies operating in the industries in which Maersk Drilling or Noble, as applicable, operate. Additionally, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by Maersk Drilling or Noble, as applicable, may be taken into account in determining whether there has been a Material Adverse Effect.

Covenants

Conduct of Maersk Drilling During the Interim Period

Maersk Drilling has agreed that from the date of the Business Combination Agreement until the earlier of the Acceptance Time or the termination of the Business Combination Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as required by applicable law or as otherwise taken in good faith in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances Maersk Drilling provides Noble with advance notice of such anticipated action; as consented to in writing by Noble (which consent will not be unreasonably withheld, delayed or conditioned); as required or permitted by the Business Combination Agreement; or as set forth in Section 7.1(b) of the disclosure letter delivered by Maersk Drilling in connection with the Business Combination Agreement (the “Maersk Drilling Disclosure Letter”) use reasonable endeavors to operate its business in the ordinary course of business consistent with practice in the twelve (12) months preceding the date of the Business Combination Agreement in all material respects.

During the Interim Period, Maersk Drilling has also agreed not to, and to cause its subsidiaries not to, except as may be required by applicable law or as otherwise taken in good faith in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances, Maersk Drilling provides Noble with advance notice of such anticipated action; as required by the Business Combination Agreement; as consented to in writing by Noble (which consent will not be unreasonably withheld, delayed or conditioned); as required or permitted by the Business Combination Agreement; in the ordinary course of business consistent with past practice in all material respects; or as set forth in Section 7.1(b) of the Maersk Drilling Disclosure Letter:

(a) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Maersk Drilling or its subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned subsidiaries of Maersk Drilling to Maersk Drilling or to any of its other wholly owned subsidiaries;

(b) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of Maersk Drilling which remains a wholly owned subsidiary after consummation of such transaction or in connection with any Maersk Drilling equity awards;

(c) (A) except as required by a Maersk Drilling benefit plan in effect on the date of the Business Combination Agreement, (1) make material amendments to the base salary, bonus, retainer or other fees or any other component of compensation for any current or former employee or individual independent contractor of Maersk Drilling or its subsidiaries, other than amendments made in the ordinary course of business consistent with past practice which would not increase the aggregate remuneration of such category by more than 15 percent (15%), or (2) increase the benefits provided to Maersk Drilling’s or its subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into or announce any change of control, severance or retention agreement with any employee or individual independent contractor of Maersk Drilling or any of its subsidiaries except with respect to severance agreements entered into in the ordinary course of business consistent with past practice and retention agreements in line with, and not to exceed the amounts set forth in, the disclosed retention plan and budget established prior to the date of the Business Combination Agreement as set forth in the Maersk Drilling Disclosure Letter; (C) except as required by applicable law or the relevant agreement (if any), enter into, establish, adopt, materially amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as would materially increase the costs associated with such Maersk Drilling benefit plans, enter into, establish, adopt, materially amend, terminate or waive any rights with respect to, any Maersk Drilling benefit plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a Maersk Drilling benefit plan if it were in existence as of the date of the Business Combination Agreement); (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Maersk Drilling’s current or former employees, individual independent contractors, executive officers or directors, except where such individual’s terms of employment are terminated after the date of the Business Combination Agreement and such acceleration is consistent with Maersk Drilling’s past practice; or (F) grant or announce any new Maersk Drilling Equity Awards or other cash, equity or equity-based incentive awards;

(d) other than as needed to fill an open position with annual compensation consistent with the annual compensation paid to the employee previously in that position, hire or otherwise enter into any employment or consulting agreement or arrangement with any officer at or above the level of vice president;

(e) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in IFRS or applicable law;

(f) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

(g) except for transactions among Maersk Drilling and its wholly owned subsidiaries or among Maersk Drilling’s wholly owned subsidiaries, or involving the transfer of treasury shares upon the conversion of any Maersk Drilling RSU Awards or under any Maersk Drilling benefit plan, issue, sell, pledge, dispose of or encumber or otherwise subject to a lien (other than a permitted lien) any shares of its capital stock or other ownership interest in Maersk Drilling or any subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(h) except for transactions among Maersk Drilling and its wholly owned subsidiaries or among Maersk Drilling’s wholly owned subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Maersk Drilling Shares from a holder of Maersk Drilling equity awards in satisfaction of withholding obligations upon the settlement of such award;

(i) incur or otherwise become liable for any indebtedness for borrowed money, except for (1) any indebtedness for borrowed money among Maersk Drilling and its wholly owned subsidiaries or among Maersk Drilling’s wholly owned subsidiaries, (2) indebtedness for borrowed money incurred in replacement of any indebtedness (including related premiums and expenses) that may default or come due as a result of the transactions contemplated by the Business Combination Agreement so long as such replacement is on terms no less favorable than such existing indebtedness (provided, that Maersk Drilling will consult with Noble in connection with any such action and such action will not be consummated without Noble’s consent (such consent not to be unreasonably withheld, conditioned or delayed)) or that is otherwise required to be repaid or repurchased pursuant to its terms prior to the Merger Effective Time or Acceptance Time, (3) guarantees by Maersk Drilling of indebtedness for borrowed money of subsidiaries of Maersk Drilling, which indebtedness is incurred in compliance with the Business Combination Agreement and (4) indebtedness for borrowed money incurred under or the issuance of letters of credit under Maersk Drilling’s revolving credit facility, under the issuance of parent credit guarantees or pursuant to agreements in effect prior to the execution of the Business Combination Agreement;

(j) sell, leave, license, transfer, exchange or swap, mortgage, or otherwise encumber (including securitizations), or subject to any lien (other than permitted liens) or otherwise dispose of (i) any drilling unit or (ii) any portion of its material properties or assets having a fair market value in excess of USD 25,000,000 in the aggregate, except (1) for transactions among Maersk Drilling and its wholly owned subsidiaries or among Maersk Drilling’s wholly owned subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of the Business Combination Agreement and disclosed or made available to Noble prior to the date of the Business Combination Agreement, or (3) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(k) (1) modify, amend, terminate or waive any rights under any Maersk Drilling material contract in any material respect in a manner which is adverse to the Maersk Drilling other than in the ordinary course of business or (2) enter into any contract in respect of any drilling unit that would constitute a Maersk Drilling material contract if entered into prior to the date of the Business Combination Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Maersk Drilling material contract), except to the extent such contract provides for an action that would otherwise be permitted under the Business Combination Agreement;

(l) except as set forth in the Maersk Drilling Disclosure Letter, voluntarily settle, pay, discharge or satisfy (1) any action, other than any shareholder litigation relating to the Business Combination Agreement or that involves only the payment of monetary damages not in excess of USD 5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of the Maersk Drilling or any of its subsidiaries (provided, that in no event will the Maersk Drilling or any of its subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Noble if practicable) any judgment and the amount of any such payment, discharge or satisfaction will not be included in the foregoing dollar thresholds) or (2) any shareholder litigation relating to the Business Combination Agreement;

(m) except as set forth in the Maersk Drilling Disclosure Letter or in the ordinary course of business, (1) make, change or revoke any material tax election, (2) file any material amended tax return, (3) change any material tax accounting period or make a material change in any material method of tax accounting, (4) settle or compromise any material tax liability or any audit or other proceeding relating to a material tax or surrender any right to claim a material refund of taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law) with respect to taxes, (6) enter into any tax allocation, tax sharing, or tax indemnity arrangement or agreement, or (7) waive or extend the statute of limitations in respect of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

(n) acquire or agree to so acquire any entity, business or assets that constitute a business or division of any person, or any assets from any other person (excluding ordinary course purchases of goods, products, services and off-the-shelf intellectual property), other than acquisitions for consideration (including assumed liabilities) that does not exceed USD 25,000,000 in the aggregate;

(o) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of the Maersk Drilling or any of its significant subsidiaries (other than the Compulsory Purchase, if any or the transactions contemplated by the Business Combination Agreement or in compliance with the Business Combination Agreement, or as set forth in the Maersk Drilling Disclosure Letter);

(p) enter into or amend any material transaction with any affiliate (other than transactions among the Maersk Drilling and its wholly owned subsidiaries or among the Maersk Drilling’s wholly owned subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees will not be deemed to be a “transaction” with an affiliate;

(q) make any material changes to existing insurance policies and programs (except as permitted pursuant to clause (c)); or

(r) agree, in writing or otherwise, to take any of the foregoing actions.

Conduct of Noble During the Interim Period

Each of Noble, Topco and Merger Sub has agreed that during the Interim Period, it will, and will cause its subsidiaries to, except as required by applicable law or as otherwise taken in good faith in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances Noble provides Maersk Drilling with advance notice of such anticipated action; as consented to in writing by Maersk Drilling (which consent will not be unreasonably withheld, delayed or conditioned); as required or permitted by the Business Combination Agreement; or as set forth in Section 7.2(b) of the disclosure letter delivered by Noble in connection with the Business Combination Agreement (the “Noble Disclosure Letter”) use reasonable endeavors to operate its business in the ordinary course of business consistent with practice in the twelve (12) months preceding the date of the Business Combination Agreement in all material respects.

During the Interim Period, each of Noble, Topco and Merger Sub has also agreed not to, and to cause its subsidiaries not to, except as may be required by applicable law or as otherwise taken in good faith in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances, Noble provides Maersk Drilling with advance notice of such anticipated action; as required by the Business Combination Agreement; as consented to in writing by Maersk Drilling (which consent will not be unreasonably withheld, delayed or conditioned); as required or permitted by the Business Combination Agreement; in the ordinary course of business consistent with past practice in all material respects; or as set forth in Section 7.2(b) of the Noble Disclosure Letter:

(a) authorize or pay any dividends on or make any distribution with respect to its issued and outstanding shares of capital or capital stock (whether in cash, assets, stock or other securities of Noble,

Topco, Merger Sub or its subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned subsidiaries of Noble to Noble or to any of its other wholly owned subsidiaries;

(b) split, combine or reclassify any of its shares, capital stock or issue or authorize or propose the issuance of any of shares or shares of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of Noble which remains a wholly owned subsidiary after consummation of such transaction or in connection with any Noble equity awards;

(c) (A) except as required by a Noble benefit plan in effect on the date of the Business Combination Agreement, (1) make material amendments to the base salary, bonus, retainer or other fees or any other component of compensation for any current or former employee or individual independent contractor of Noble or its subsidiaries, other than amendments made in the ordinary course of business consistent with past practice which would not increase the aggregate remuneration of such category by more than 15 percent (15%), or (2) increase the benefits provided to Noble’s or its subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into or announce any change of control, severance or retention agreement with any employee or individual independent contractor of Noble or any of its subsidiaries except with respect to severance agreements entered into in the ordinary course of business consistent with past practice other than with officers at or above the level of vice president and retention agreements not to exceed the amounts set forth in the Noble Disclosure Letter; (C) enter into, establish, adopt, materially amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as would materially increase the costs associated with such Noble benefit plans, enter into, establish, adopt, amend, terminate or waive any rights with respect to, any Noble benefit plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a Noble benefit plan if it were in existence as of the date of the Business Combination Agreement); (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Noble’s current or former employees, individual independent contractors, executive officers or directors; or (F) grant or announce any new Noble equity awards or other cash, equity or equity-based incentive awards;

(d) other than as needed to fill an open position with annual compensation consistent with the annual compensation paid to the employee previously in that position, hire or otherwise enter into any employment or consulting agreement or arrangement with any officer at or above the level of vice president;

(e) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in U.S. GAAP, SEC rule or applicable law;

(f) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements) or enter into or amend any agreement between Noble and any of Noble’s shareholders;

(g) except for transactions among Noble and its wholly owned subsidiaries or among Noble’s wholly owned subsidiaries, or under any Noble benefit plan, issue, sell, pledge, dispose of or encumber or otherwise subject to a lien (other than a permitted lien) any shares of its capital or capital stock or other ownership interest in Noble or any subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital or capital stock, ownership interest or convertible or exchangeable securities;

(h) except for transactions among Noble and its wholly owned subsidiaries or among Noble’s wholly owned subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Noble Shares from a holder of Noble equity awards in satisfaction of withholding obligations upon the vesting of such award;

(i) incur or otherwise become liable for any indebtedness for borrowed money, except for (1) any indebtedness for borrowed money among Noble and its wholly owned subsidiaries or among Noble’s wholly owned subsidiaries, (2) indebtedness for borrowed money incurred in replacement of any indebtedness (including related premiums and expenses); provided, that Noble will consult with Maersk Drilling in connection with any such action, (3) guarantees by Noble of indebtedness for borrowed money of subsidiaries of Noble, which indebtedness is incurred in compliance with the Business Combination Agreement and (4) indebtedness for borrowed money incurred under or the issuance of letters of credit under Noble’s revolving credit facility or pursuant to agreements in effect prior to the execution of the Business Combination Agreement;

(j) sell, lease, license, transfer, exchange or swap, mortgage, or otherwise encumber (including securitizations), or subject to any lien (other than permitted liens) or otherwise dispose of (i) any drilling unit or (ii) any portion of its material properties or assets having a fair market value in excess of USD 25,000,000 in the aggregate, except (1) for transactions among Noble and its wholly owned subsidiaries or among Noble’s wholly owned subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of the Business Combination Agreement and disclosed or made available to Noble prior to the date of the Business Combination Agreement, or (3) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(k) (1) modify, amend, terminate or waive any rights under any Noble material contract in any material respect in a manner which is adverse to the Noble other than in the ordinary course of business or (2) enter into any contract in respect of any drilling unit that would constitute a Noble material contract if entered into prior to the date of the Business Combination Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Noble material contract), except to the extent such contract provides for an action that would otherwise be permitted under the Business Combination Agreement;

(l) except as provided under any agreement entered into prior to the date of the Business Combination Agreement, set forth in the Noble Disclosure Letter, voluntarily settle, pay, discharge or satisfy (1) any action, other than any shareholder litigation relating to the Business Combination Agreement or that involves only the payment of monetary damages not in excess of USD 5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Noble or any of its subsidiaries (provided, that in no event will the Noble or any of its subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Noble if practicable) any judgment and the amount of any such payment, discharge or satisfaction will not be included in the foregoing dollar thresholds) or (2) any shareholder litigation relating to the Business Combination Agreement;

(m) (1) make, change or revoke any material tax election, (2) file any material amended tax return, (3) change any material tax accounting period or make a material change in any material method of tax accounting, (4) settle or compromise any material tax liability or any audit or other proceeding relating to a material tax or surrender any right to claim a material refund of taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law) with respect to taxes, (6) enter into any tax allocation, tax sharing, or tax indemnity arrangement or agreement, or (7) waive or extend the statute of limitations in respect of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business);

(n) acquire or agree to so acquire any entity, business or assets that constitute a business or division of any person, or any assets from any other person (excluding ordinary course purchases of goods, products, services and off-the-shelf intellectual property), other than acquisitions for consideration (including assumed liabilities) that does not exceed USD 25,000,000 in the aggregate;

(o) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Noble, Topco or any of their significant subsidiaries (other than the transactions contemplated by the Business Combination Agreement or in compliance with the Business Combination Agreement);

(p) enter into or amend any material transaction with any affiliate (other than transactions among the Noble and its wholly owned subsidiaries or among the Noble’s wholly owned subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees will not be deemed to be a “transaction” with an affiliate;

(q) make any material changes to existing insurance policies and programs (except as permitted pursuant to clause (c)); or

(r) agree, in writing or otherwise, to take any of the foregoing actions.

No Solicitation of Alternative Proposals

The Business Combination Agreement contains provisions prohibiting Noble and Maersk Drilling from seeking or discussing any alternative acquisition proposal to the Business Combination. In particular, each of Noble and Maersk Drilling has agreed that from and after the date of the Business Combination Agreement until the Merger Effective Time or the Acceptance Time, respectively, or the date on which the Business Combination Agreement is terminated, it will not, and it will cause its subsidiaries and their respective representatives not to, directly or indirectly:

•	initiate or solicit any inquiry, proposal or offer with respect to, or the making, submission or announcement of, any Alternative Proposal (as defined below); or

•	enter into or continue any discussions or negotiations with respect to Noble or Maersk Drilling, as applicable, or their respective subsidiaries in connection with an Alternative Proposal.

Notwithstanding the restrictions described above, the Business Combination Agreement provides that if at any time from and after the date of the Business Combination Agreement and prior to, as applicable, the Noble Shareholder Approval or the Acceptance Time, Maersk Drilling or Noble, applicable, directly or indirectly receives a written Alternative Proposal from any person, the applicable party and its representatives may contact such person to clarify the terms and conditions thereof and (a) such party and its representatives may furnish, pursuant to any acceptable confidentiality agreement, information (including non-public information and data) with respect to such party and its subsidiaries, and afford access to the business, properties, assets, books, records and personnel of such party and its subsidiaries, to the person that has made such Alternative Proposal (provided that, subject to applicable law, such party will simultaneously make available to the other party any non-public information given to such person with respect to such Alternative Proposal that was not previously made available to such other party) and (b) if the Noble Board or the Maersk Drilling Board (or relevant committees thereof), as applicable, determines in good faith, after consultation with its outside counsel and financial advisor, and provides written notice to Maersk Drilling or Noble, as applicable, that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined herein), then such party and its representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such person with respect to such Alternative Proposal.

Noble and Maersk Drilling, as applicable, must promptly (and, in any event, within 24 hours of any such event) notify the other party of receipt of any Alternative Proposal, or any material amendment thereto, and provide a summary of the material terms and conditions of such proposal or material amendment thereto.

Except as permitted below, neither the Noble Board nor the Maersk Drilling Board (or any committees thereof) will:

(a) (i) change, withhold, withdraw, qualify or modify, in a manner adverse to Noble or Maersk Drilling, as applicable, the recommendation with respect to the Merger or the Offer, as applicable, (ii) fail to consent to the inclusion of the recommendation in this proxy statement/prospectus or the exchange offer prospectus, (iii) approve, adopt, endorse or recommend, as applicable, an Alternative Proposal, (iv) if a tender offer or exchange offer for shares of capital stock of Noble or Maersk Drilling, as applicable, that constitutes an Alternative Proposal is commenced, recommend the acceptance of such tender offer or exchange offer by its shareholders; or

(b) authorize, adopt or approve an Alternative Proposal or cause or permit Noble or any of its subsidiaries (in the case of the Noble Board) or Maersk Drilling or any of its subsidiaries (in the case of the Maersk Drilling Board), to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Alternative Proposal.

Notwithstanding the foregoing, at any time before the Noble Shareholder Approval or the Acceptance Time, the Noble Board or the Maersk Drilling Board, as applicable, may make a change in recommendation if the Noble Board or the Maersk Drilling Board, as applicable, determines in good faith (after consultation with its outside counsel and financial advisor) that there is the presence of a Noble Intervening Event (as defined below) or an Maersk Drilling Intervening Event (as defined below), as applicable, or Noble or Maersk Drilling, as applicable, receives an Alternative Proposal that the Noble Board or the Maersk Drilling Board, as applicable, determines in good faith (after consultation with its outside counsel and financial advisors) constitutes a Superior Proposal.

However, the Noble Board or the Maersk Drilling Board, as applicable, may only take any of the foregoing actions if:

(a) Noble or Maersk Drilling, as applicable, has provided the other party with at least five business days’ prior written notice in advance of taking such action, which notice will specify a reasonably detailed description of such Noble Intervening Event or Maersk Drilling Intervening Event, as applicable, or the material terms of the Alternative Proposal received by Noble or Maersk Drilling, as applicable, that constitutes a Superior Proposal;

(b) after providing such notice and prior to taking such actions, Noble or Maersk Drilling, as applicable, has negotiated in good faith, and caused its representatives to negotiate, with the other party (to the extent the other party so desires) during such five business day period to make such adjustments to the terms and conditions of the Business Combination Agreement as would permit the Noble Board or Maersk Drilling Board not to take such actions; and

(c) following the notice period described above, the Noble Board or the Maersk Drilling Board, as applicable, has considered in good faith any revisions to the terms of the Business Combination Agreement proposed by Maersk Drilling (in the case of the Noble Board) or Noble (in the case of the Maersk Drilling Board) and has determined in good faith (i) with respect to a Noble Intervening Event or an Maersk Drilling Intervening Event, as applicable, after consultation with outside counsel, that it would continue to reasonably expected to be inconsistent with the directors’ duties under applicable law not to effect a change in recommendation and (ii) with respect to a Superior Proposal, after consultation with outside counsel and its financial advisor, that the Alternative Proposal would continue to constitute a Superior Proposal, in each case, if changes offered in writing by Noble or Maersk Drilling, as applicable, were given effect.

The foregoing restrictions do not prohibit Noble or the Noble Board, or Maersk Drilling or the Maersk Drilling Board, or any of their respective committees, from (i) making any “stop, look and listen” communication or (ii) making any disclosure and/or taking such other actions if, the Noble Board or the Maersk Drilling Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its duties under applicable law.

As referred to herein, an “Alternative Proposal” means, with respect to Noble or Maersk Drilling, any bona fide proposal or offer made by any person other than Noble or Maersk Drilling and their respective affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Noble or Maersk Drilling, as applicable, (b) the direct or indirect acquisition by any person (including by any asset acquisition, joint venture or similar transaction) of more than 20% of the assets of Noble or Maersk Drilling, as applicable, and its subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any person of more than 20% of Noble’s or Maersk Drilling’s, as applicable, equity securities or of the voting power of the outstanding Noble or Maersk Drilling equity securities, including any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of Noble’s or Maersk Drilling’s, as applicable, equity securities or shares with 20% or more of the voting power of the outstanding Noble or Maersk Drilling equity securities, as applicable, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.

As referred to herein, a “Superior Proposal” means, with respect to Noble or Maersk Drilling, a written Alternative Proposal (with all references to “20%” in the definition of Alternative Proposal being treated as references to “50%” for these purposes) which did not result from or arise directly in connection with any material breach of the non-solicitation provisions of the Business Combination Agreement that the Noble Board or Maersk Drilling Board, as applicable, determines in good faith, after consultation with Noble’s or Maersk Drilling’s, as applicable, financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Noble Board or Maersk Drilling Board, as applicable, considers to be appropriate (but including any conditions to and expected timing of consummation of such Alternative Proposal, and all legal, financial and regulatory aspects of such Alternative Proposal and the Business Combination Agreement), and after taking into account any revisions to the terms and conditions to the Business Combination Agreement made or proposed and committed to in writing by Maersk Drilling or Noble, as applicable, in response to such Alternative Proposal, to be more favorable to holders of Noble Shares or Maersk Drilling Shares than the transactions contemplated by the Business Combination Agreement.

As referred to herein, an “Acquisition Opportunity” means any investment, acquisition, divestiture or other business combination.

As referred to herein, a “Noble Intervening Event” means any Effects (other than in connection with an Alternative Proposal or an Acquisition Opportunity) with respect to Noble that materially affects the business, results of, operations or financial condition of Noble that was not known to or reasonably foreseeable by the Noble Board as of or prior to the execution of the Business Combination Agreement.

As referred to herein, an “Maersk Drilling Intervening Event” means any Effects (other than in connection with an Alternative Proposal or an Acquisition Opportunity) with respect to Maersk Drilling that materially affects the business, results of, operations or financial condition of Maersk Drilling that was not known to or reasonably foreseeable by the Maersk Drilling Board as of or prior to the execution of the Business Combination Agreement.

Noble Shareholder Meeting

Noble has agreed, as promptly as practicable following the clearance of the registration statement (of which this proxy statement/prospectus and the exchange offer prospectus form a part) by the SEC, to take all action necessary in accordance with applicable laws and its governing documents to duly give notice of, convene and hold an extraordinary general meeting for the purpose of obtaining the Noble Shareholder Approval. Unless there has been a change in recommendation by the Noble Board, Noble will use all reasonable endeavors to solicit from its shareholders’ proxies approving the Merger.

Noble is permitted to one or more postponements or adjournments of the shareholder meeting if Noble determines (in consultation with Maersk Drilling) it is reasonably advisable to do so in order to obtain a quorum or to obtain the Noble Shareholder Approval and such adjourned or postponed meeting is convened and held by no later than the day before six months after the date of the Business Combination Agreement. Unless the Business Combination Agreement will have been terminated, no change in recommendation by the Noble Board will obviate or otherwise affect the obligation of Noble to duly call, give notice of, convene and hold the shareholder meeting.

Endeavors to Consummate the Merger

Each of the parties has agreed to use reasonable best endeavors to take promptly, or cause to be taken, all actions and to do promptly, or to cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by the Business Combination Agreement, including:

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the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental entity;

•	the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the transactions contemplated by the Business Combination Agreement;

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the contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Business Combination Agreement or the consummation of the transactions contemplated by the Business Combination Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed;

•	the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Business Combination Agreement; and

•	refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger.

The parties have also agreed, among other things, to (i) file (in draft form where applicable) as promptly as practicable any required filings and/or notifications under applicable antitrust laws or under foreign direct investment laws, with respect to the transactions contemplated by the Business Combination Agreement, including using all reasonable endeavors to submit a merger notice (meldung) to the NCA pursuant to §18 and compliant with §18a of the Competition Act (Konkurranseloven) (Norway) by no later than January 14, 2022 and to submit a merger notice that complies with section 96(2) of the Enterprise Act 2002 (UK) to the UK CMA by no later than February 11, 2022, and use all reasonable endeavors to cause the expiration or termination of any applicable waiting periods and to obtain all necessary approvals or clearances (including clearance from the UK CMA) under any antitrust law or under foreign direct investment laws, and (ii) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Business Combination Agreement, and to avoid or eliminate each and every impediment under any law that may be asserted by any governmental entity with respect to the transactions contemplated by the Business Combination Agreement so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date). Without limiting the generality of the foregoing, the parties have agreed, to the extent necessary to allow the parties lawfully to consummate the transactions contemplated by the Business Combination Agreement no later than the End Date, propose, negotiate, or offer to commit and effect (and if such offer is accepted, commit to and effect) to (i) sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any operations, divisions, businesses, product lines, customers or assets of Noble, Maersk Drilling or any of their respective subsidiaries contemporaneously with or after the Closing, (ii) take or commit to take such other actions that may, after the Closing, limit Noble’s freedom of action with respect to, or its ability to retain, any operations, divisions, businesses, products lines, customers or assets, (iii) terminate, or assign or novate to a third party, any contract or other business relationship, and (iv) enter into any order, undertaking, commitment or agreement to effectuate any of the foregoing (each of the items described in clauses (i)-(iv), a “Regulatory Remedy Action”). Notwithstanding the foregoing or anything to the contrary in the Business Combination Agreement (w) the parties will cooperate and consult with each other in advance of proposing any Regulatory Remedy Action, (x) the parties will not be required to take or permit any Non-Required Remedy Action (as defined in an exhibit to the Business Combination Agreement); (y) Maersk Drilling will agree to take any Regulatory Remedy Action (that is not a Non-Required Remedy Action) requested in writing by Noble and will not take a Regulatory

Remedy Action without Noble’s written consent; and (z) none of the parties will be required to take any Regulatory Remedy Action unless such actions are only effective after the Acceptance Time. In connection therewith, if any Action is instituted (or reasonably foreseeable or threatened to be instituted) challenging the transactions contemplated by the Business Combination Agreement as in violation of any applicable antitrust law, each of the parties will cooperate and use all reasonable endeavors to contest and resist any such Action, and to have vacated, lifted, reversed or overturned any order whether temporary, preliminary or permanent, that is in effect and that delays, prohibits, prevents or restricts consummation of the transactions contemplated by the Business Combination Agreement. Each of Noble and Maersk Drilling will be responsible for 50% of all filing fees under any antitrust laws, any foreign direct investment law and/or any such other laws or regulations applicable to any of Noble or Maersk Drilling or any of their affiliates. Maersk Drilling and Noble will not (and will cause their subsidiaries and use all reasonable endeavors to cause their affiliates not to) agree to stay, toll or extend any applicable waiting period under any antitrust Law or any Foreign Direct Investment Law, enter into or extend a timing agreement with any governmental entity or withdraw or refile any filing under any antitrust law or under any foreign direct investment law, without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned, or delayed.

The parties have also established a joint steering committee, comprised of representatives of each of Maersk Drilling and Noble, assisted by their external antitrust counsel, that is responsible for preparing and overseeing the strategy for the regulatory filings, including developing and implementing potential Regulatory Remedy Actions, and through which the cooperation and consultation obligations in the Business Combination Agreement are principally coordinated. Any recommendation of the joint steering committee is subject to approval by each of Maersk Drilling and Noble.

Each of the parties also agreed that, during the Interim Period, it will not, and will ensure that none of its subsidiaries, consummate, enter into any agreement providing for, or announce, any Acquisition Opportunity that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by the Business Combination Agreement.

Indemnification and Insurance

Topco has agreed, to the fullest extent permitted by applicable law, to indemnify, defend and hold harmless, and provide advancement of expenses to, each person who prior to the Acceptance Time is or has been an officer, director or employee of Noble, Maersk Drilling or any of their respective subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Noble, Maersk Drilling or any of their respective subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Acceptance Time, whether asserted or claimed prior to, or at or after, the Acceptance Time.

For a period of six years after the Acceptance Time, Topco will maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Noble and Maersk Drilling (provided that Topco may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Acceptance Time.

All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under Noble and Maersk Drilling’s charter, bylaws, or indemnification contracts or undertakings existing in favor of those persons who are, or were, directors and officers of Noble or Maersk Drilling at or prior to the date of the Business Combination Agreement will survive the Merger and the Offer, as applicable, and will be assumed by Topco or the Noble Merger Surviving Entity following the Acceptance Time without any further action. Without limiting the foregoing, the memorandum and articles of association or other governing documents of Topco and the Noble Merger Surviving Entity, from and after the Acceptance Time, will contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the Business Combination Agreement in the articles of association and charter and bylaws of Noble and Maersk Drilling, as applicable, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties. In addition, from the Acceptance Time, Topco will, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Indemnified Party as incurred to the fullest extent permitted under applicable law for a period of six years from the Acceptance Time; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Employee Matters

Topco has agreed that, for a period of one year following the Acceptance Time (or, if earlier, the date of termination of the relevant employee), it will, or will cause its subsidiaries to, provide each employee of Maersk Drilling or its subsidiaries (to the extent he or she remains employed with Topco or its subsidiaries through the Acceptance Time) (the “Continuing Employees”) with base compensation, short term and long term incentives and employee benefits that are no less favorable to those provided to such employee as of immediately prior to the Acceptance Time.

With respect to both the Continuing Employees and the non-Continuing Employees, Topco has agreed that the terms of any retention plans in place prior to the date of the Business Combination Agreement and any retention plans entered into in accordance with the Business Combination Agreement are complied with at all times.

The parties have agreed that, from and after the Acceptance Time, with respect to any employee benefit plans that are established or maintained by Topco (the “New Plans”):

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Any such Continuing Employee will be given credit with his or her years of service with Maersk Drilling or its subsidiaries, or their respective predecessors before the Acceptance Time, to the same extent such service was taken into account by Maersk Drilling under corresponding Maersk Drilling plans (the “Old Plans”);

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Topco will use commercially reasonable efforts to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under an Old Plan;

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Topco will use commercially reasonable efforts to cause the application of any pre-existing condition limitations to be waived for Continuing Employees, unless such conditions would not have been waived under the comparable plans of the applicable Old Plan; and

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Any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year of an Old Plan and such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the New Plan.

Notwithstanding the foregoing, service and other amounts will not be credited to Continuing Employees and their eligible dependents to the extent crediting such amounts or service would result in the duplication of benefits.

Immediately following the Closing, Topco has agreed to form a committee consisting of an equal number of representatives who were Noble employees immediately prior to the Closing and representatives who were

Maersk Drilling employees immediately prior to the Closing. The committee will assess whether changes to employment terms are material changes to the detriment of any employee(s) in question in which case the employee(s) in question will be considered a non-Continuing Employee. The committee will be operational until one (1) year following Closing. Topco will provide the non-Continuing Employees subject to implementation or notification of material changes to the terms and conditions of employment the option to postpone their final acceptance or rejection of the changed conditions for a period of up to one (1) year following the Closing during which the employees in question at all times can give notice to the effect that they consider themselves dismissed by their employer in accordance with the terms and conditions applicable to the non-Continuing Employees. The notice period as applicable for the non-Continuing Employee will be calculated from the day when the non-Continuing Employee gives notice that they consider themselves dismissed. Until the employee provides such notice, if provided within one (1) year from the Closing the employee will for the purpose of the Business Combination Agreement be considered a Continuing Employee.

For the purpose of providing certainty to the employees concerned, Topco has agreed to as soon as is reasonably practical considering the proper development and implementation of integration plans assess which employees are to continue in the new organization and which roles will be redundant. Topco has agreed to as soon as is reasonably practical provide individual notice to each employee of Maersk Drilling who was employed immediately prior to the Closing and who is to be made redundant. If any employee employed as vice-presidents and above are to be made redundant, notice must be provided no later than 60 days following Closing.

As referred to herein, employees will be considered “non-Continuing Employees” in case of (i) a notice of termination or severance agreement provided by or caused to be provided by Topco (for reasons other than material breach being cause for termination under the governing terms of any individual service agreement or employment agreement or applicable law) or (ii) implementation or notification of material changes to the terms and conditions of employment provided by or caused by Topco. Any non-Continuing Employees who receive notice that they are made redundant within eighteen (18) months following the Closing will be provided with severance terms no less favorable than the minimum terms reflecting Maersk Drilling’s past practices on severance terms.

North Sea Operations

Topco has agreed that for a period not less than five (5) years from the Closing, it will (i) use reasonable endeavors to ensure the continued operation of Maersk Drilling’s existing business and operating model in the North Sea region, (ii) allocate reasonable financial and strategic resources of Topco and its subsidiaries to support the continued operation of such existing business and (iii) use reasonable endeavors to ensure that such business will be headquartered in Stavanger, Norway and, following the Closing, initially managed by an individual appointed by Maersk Drilling. Notwithstanding the foregoing, (A) the North Sea operations may be integrated into the combined company in a manner consistent with the remainder of Topco’s business, taking into account matters particular to North Sea operations, (B) in the event there is a material decline in the demand for offshore drilling rigs in the North Sea that is not reasonably expected to improve in the near term, Topco may make such adjustments or changes with respect to its North Sea operations as it reasonably determines is in the best interests of Topco and its subsidiaries, and (C) in any event Topco will not be obligated to take any actions to the extent that the Topco Board, in its sole discretion, determines that taking such actions would have an adverse effect on the business, operations or financial condition of Topco and its subsidiaries.

Rig Recycling Standards

Topco has agreed to adopt a rig recycling policy consistent with the standards set forth in the “Responsible Rig Recycling Policy” approved by the Maersk Drilling Board on February 11, 2021; provided that, for the sake of clarity, nothing will prevent Topco from making such reasonable changes to such adopted policy as it determines to be in the best interests of Topco and its subsidiaries.

Corporate Governance

Following the Closing, assuming all of the Maersk Drilling Shares are acquired by Topco through the Offer, Topco will own all of Noble’s and Maersk Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares. Topco will acquire a majority of the Maersk Drilling Shares following the Closing of the Offer and it is possible that Topco will directly or indirectly own other assets and conduct other activities in the future at the discretion of Topco management. Topco will be renamed Noble Corporation Plc, will be a public limited company domiciled (tax resident) in the United Kingdom and will be headquartered in Houston, Texas. Topco is expected to have certain management functions relating to the holding of shares, financing, cash management, incentive compensation and other relevant holding company functions. In addition, the Topco Board will be comprised of seven individuals, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, who will serve as the President and Chief Executive Officer of the combined company. Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board, and Claus V. Hemmingsen, the current Chairman of the Maersk Drilling Board, will be one of the three directors designated by Maersk Drilling.

Topco will apply to have Topco Shares listed on the NYSE and for admission to trading and official listing on Nasdaq Copenhagen.

Additional Covenants and Agreements

Noble and Maersk Drilling have also made covenants relating to, among other things, control of operations, access and inspections, public filings, cooperation on making Topco Shares eligible for clearing through DTC, shareholder litigation, tax matters and transaction expenses.

Topco and Noble have also made covenants relating to, among other things, NYSE and Nasdaq Copenhagen listing of Topco Shares, the use of certain licensed trademarks post-Closing, Section 16 matters and financing cooperation.

Conditions to the Business Combination

Topco’s obligation to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer is subject to certain customary conditions, including, among others, that (a) the Minimum Acceptance Condition will have been satisfied, (b) Noble shareholder approval of the Business Combination will have been obtained, (c) no law will be in effect that prohibits or makes illegal the consummation of the Business Combination, (d) the warranties of the parties being true and correct to the standards applicable to such warranties and each of the covenants of the parties having been performed or complied with in all material respects, (e) any applicable waiting period or approvals or clearances under applicable antitrust laws will have expired or been earlier terminated or such approvals or clearances will have been obtained, (f) any applicable waiting period or approvals or clearances under applicable foreign direct investment laws will have expired or been earlier terminated or such approvals or clearances will have been obtained, (g) Topco’s Registration Statement on Form S-4 relating to the issuance of the Topco Shares in the Business Combination and the Offering Circular will have become effective under the Securities Act, and the EU Prospectus Regulation, as applicable, or are not subject to an effective stop order or proceeding seeking a stop order, and (h) the Topco Shares issued in the Business Combination will have been approved for listing on the NYSE and for admission to trading and official listing on Nasdaq Copenhagen, in each case, subject to official notice of issuance and, in the case of Nasdaq Copenhagen, final approval of the Offering Circular. Maersk Drilling may require that Topco does not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for the Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer is subject to certain customary conditions, including, among others, those specified above. Subject to the satisfaction or waiver of the above conditions, the Business Combination is expected to close in mid-2022.

Termination Rights

The Business Combination Agreement contains certain termination rights for both Noble and Maersk Drilling, including, among others:

(a) by the mutual written consent of Noble and Maersk Drilling (provided that the parties will meet not less than 7 days prior to the End Date (as defined below) and, if the End Date is automatically extended as provided below, to meet again not less than 7 days prior to each revised End Date) to discuss the prospects of satisfying the conditions to the Offer, and to consider in good faith whether this termination right should be exercised);

(b) by either Noble or Maersk Drilling if:

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(i) the Acceptance Time has not occurred on or before the End Date; provided, however, that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to November 10, 2022; further provided that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to February 10, 2023 and (ii) the party seeking to terminate the Business Combination Agreement pursuant to this bullet will not have breached its obligations under the Business Combination Agreement in any manner that has been the primary cause of the failure to consummate the Business Combination on or before such date;

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any court of competent jurisdiction has issued or entered an order permanently enjoining or otherwise prohibiting the consummation of the Business Combination and such order has become final and non-appealable; provided that the party seeking to terminate the Business Combination Agreement pursuant to this bullet will have used such endeavors as required by the Business Combination Agreement to prevent, oppose and remove such injunction;

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the Offer has terminated or expired in accordance with its terms (subject to the rights and obligations of Topco and Noble to extend the Offer pursuant to the Business Combination Agreement) without Topco having accepted for payment any shares of Maersk Drilling pursuant to the Offer; provided that the party seeking to terminate the Business Combination Agreement pursuant to this bullet will not have breached its obligations under the Business Combination Agreement in any manner that is the primary cause of the failure to consummate the Offer;

•	the Noble shareholders have not approved the Business Combination; or

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a final merger control decision by either the UK CMA or the NCA is issued that either prohibits one or more of the transactions contemplated by the Business Combination Agreement, or prevents the consummation of such transactions without the carrying out of a Non-Required Remedy Action;

(c) by Maersk Drilling if:

(i) Noble or Merger Sub breaches or fails to perform in any material respect any of its warranties, covenants or other agreements in the Business Combination Agreement that cannot be or is not cured in accordance with the terms of the Business Combination Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied; provided that Maersk Drilling is not then in material breach of any warranty, agreement or covenant in the Business Combination Agreement;

(ii) at any time prior to receipt of Noble shareholder approval if the Noble Board has changed its recommendation with respect to the Business Combination; or

(iii) certain actions are taken by the UK CMA, NCA or the European Commission (the “EC”) not earlier than May 1, 2022 (with respect to the UK CMA and EC) or July 1, 2022 (with respect to the NCA) (such dates, a “Trigger Date”) and not more than 30 days has passed from the applicable Trigger Date and Maersk Drilling becoming aware of the action so taken; or

(d) by Noble, (i) if Maersk Drilling breaches or fails to perform in any material respect any of its warranties, covenants or other agreements in the Business Combination Agreement that cannot be or is not cured in accordance with the terms of the Business Combination Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied; provided that Noble is not then in material breach of any warranty, agreement or covenant in the Business Combination Agreement or (ii) at any time prior to the Acceptance Time if the Maersk Drilling Board has changed its recommendation with respect to the Offer.

If the Business Combination Agreement is terminated (a) (i) in accordance with the provision described in (1) the first bullet of clause (b) above (End Date), (2) the fourth bullet of clause (b) above (No Noble Shareholder Approval), or (3) clause (c)(i) above due to a breach by Noble of its covenants relating to non-solicitation, holding the Noble shareholder meeting or endeavors to obtain regulatory approvals (Breach of Certain Noble Covenants); (ii) Noble or any other person has publicly disclosed or announced a competing alternative proposal with respect to Noble made on or after the date of the Business Combination Agreement but prior to the Noble shareholder meeting and such competing alternative proposal has not been withdrawn at least 5 days prior to the Noble shareholder meeting (or prior to the termination of the Business Combination Agreement if there has not been a shareholder meeting) and (iii) within 9 months of such termination, Noble consummates a competing acquisition proposal, or (b) by Maersk Drilling as a result of a change in recommendation by the Noble Board, then Noble will pay Maersk Drilling a termination fee equal to $15 million. Further, if the Business Combination Agreement is terminated by Maersk Drilling in accordance with the fifth bullet of clause (b) above (No Antitrust Approval), then Noble will pay Maersk Drilling a termination fee equal to $50 million.

If the Business Combination Agreement is terminated (a) (i) in accordance with the provision described in (1) the first bullet of clause (b) above (End Date), (2) the third bullet of clause (b) above (No Acceptance of Offer) or (3) clause (d)(i) above due to a breach by Maersk Drilling of its covenants relating to non-solicitation or endeavors to obtain regulatory approvals (Breach of Certain Maersk Drilling Covenants); (ii) Maersk Drilling or any other person has publicly disclosed or announced a competing alternative proposal with respect to Maersk Drilling made on or after the date of the Business Combination Agreement but prior to the termination date and such competing alternative proposal has not been withdrawn at least 5 days prior to the earlier of the expiration date of the Offer or termination of the Business Combination Agreement and (iii) within 9 months of such termination, Maersk Drilling consummates a competing acquisition proposal, or (b) by Noble as a result of a change in recommendation by the Maersk Drilling Board, then Maersk Drilling will pay Noble a termination fee equal to $15 million.

Ancillary Documents

This section describes the material provisions of certain additional agreements that were entered into concurrently with, or will be entered into pursuant to (as applicable) the Business Combination Agreement, which are referred to herein as the “Ancillary Documents,” but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Documents. The Undertaking is attached hereto as Annex C, a form of the Voting Agreement is attached hereto as Annex D, the Relationship Agreement is attached hereto as Annex E and a form of the RRA is attached hereto as Annex F. Shareholders and other interested parties are urged to read such Ancillary Documents in their entirety prior to voting on the proposals presented at the General Meeting.

Irrevocable Undertaking

Concurrently with the entry into the Business Combination Agreement, APMH Invest, which holds approximately 41.6% of the issued and outstanding Maersk Drilling Shares, entered into the Undertaking with Noble, Topco and Maersk Drilling, pursuant to which APMH Invest has, among other things, agreed to (a) accept the Offer in respect of the Maersk Drilling Shares that it owns and not withdraw such acceptance; (b) waive the right to receive any cash consideration in the Offer; (c) not vote in favor of any resolution to approve a competing alternative proposal and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns. The Undertaking will lapse if (i) the Business Combination Agreement is terminated in accordance with its terms; (ii) Topco announces that it does not intend to make or proceed with the Business Combination or (iii) the Offer lapses or is withdrawn and no new, revised or replacement offer is announced within 10 business days.

Letters of Intent

In addition, certain other Maersk Drilling shareholders, together holding approximately 12% of the issued and outstanding Maersk Drilling Shares, have delivered letters of intent expressing their intention to accept or procure the acceptance of the Offer in respect of the Maersk Drilling Shares that they own.

Voting Agreements

Concurrently with the entry into the Business Combination Agreement, Noble and Maersk Drilling entered into the Voting Agreements with the Noble Supporting Shareholders, which collectively hold approximately 53% of the issued and outstanding Noble Shares. Pursuant to the Voting Agreements, each Noble Supporting Shareholder has, among other things, agreed to (a) consent to and vote (or cause to be voted) its Noble Shares (i) in favor of all matters, actions and proposals contemplated by the Business Combination Agreement for which Noble shareholder approval is required and any other matters, actions or proposals required to consummate the Business Combination in accordance with the Business Combination Agreement, and (ii) among other things, against any competing alternative proposal; (b) be bound by certain other covenants and agreements relating to the Business Combination and (c) subject to certain exceptions, be bound by certain transfer restrictions with respect to a portion of their securities. The Voting Agreements will terminate upon the earliest to occur of (x) the date that is ten months from the date of the Voting Agreements, (y) the closing date of the Business Combination and (z) the termination of the Business Combination Agreement pursuant to its terms. Notwithstanding the foregoing, each Noble Supporting Shareholder will have the right to terminate the applicable Voting Agreement if the Business Combination Agreement has been amended in a manner that materially and adversely affects such Noble Supporting Shareholder (including, without limitation, a reduction of the economic benefits to the Noble Supporting Shareholders contemplated thereby or an extension of the End Date beyond the date (as such date may be extended) set forth in the Business Combination Agreement).

Relationship Agreement

At the Closing, Topco will enter into the Relationship Agreement with the Investor Manager and APMH Invest, which will set forth certain director designation rights of such Topco shareholders following the Closing. In particular, pursuant to the Relationship Agreement, each of the Investor Manager and APMH Invest will be entitled to designate (a) two nominees to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns no fewer than 20% of the then outstanding Topco Shares and (b) one nominee to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns fewer than 20% but no fewer than 15% of the then outstanding Topco Shares. Each nominee of the Investor Manager and APMH Invest will meet the independence standards of the NYSE with respect to Topco; provided, however, that APMH Invest shall be permitted to have one nominee who does not meet such independence standards so long as such nominee is not an employee of Topco or any of its subsidiaries.

Registration Rights Agreement

At the Closing, Topco will enter into the RRA with APMH Invest pursuant to which, among other things, and subject to certain limitations set forth therein, APMH Invest will have customary demand and piggyback registration rights. In addition, pursuant to the RRA, APMH Invest will have the right to require Topco, subject to certain limitations set forth therein, to effect a distribution of any or all of its Topco Shares by means of an underwritten offering. Topco is not obligated to effect any underwritten offering unless the dollar amount of the securities of APMH Invest to be sold is reasonably likely to result in gross sale proceeds of at least $20 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Topco is a private limited company incorporated under the laws of England and Wales to be the ultimate parent company of Noble and Maersk Drilling. As of the filing of this proxy statement/prospectus and the exchange offer prospectus, Topco has no material assets and does not operate any businesses. Accordingly, Topco’s historical financial information has not been included in this proxy statement/prospectus and the exchange offer prospectus or the pro forma financial information presented below. The unaudited pro forma condensed combined financial information of Topco and the accompanying footnotes (the “Pro Forma Financial Information”) reflects the impact of the following contemplated transaction:

•

Business Combination: On November 10, 2021, Noble entered into a Business Combination Agreement with Topco, Merger Sub, and Maersk Drilling, pursuant to which, among other things, (i) (x) Noble will merge with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of Topco and (y) the Noble Shares will convert into an equivalent number of Topco Shares, and (ii) (x) Topco will make the Offer to Maersk Drilling’s shareholders and (y) upon the consummation of the Offer, if more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of the Compulsory Purchase. The Business Combination is accounted for as a business combination pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), where Noble is the accounting acquirer. Refer to Note 2 of the Pro Forma Financial Information for more information on the terms of the Business Combination Agreement, the purchase price consideration provided in connection with the Business Combination, and the determination of the accounting acquirer.

The Pro Forma Financial Information also reflects the impact of the following transactions that have been completed since January 1, 2020 but have not been included in the results of operations for the entire periods presented for the pro forma condensed combined statements of operations (collectively, the “Completed Transactions”):

•

Noble Rig Disposal: On November 3, 2021, Noble completed the sales of jackup rigs Noble Roger Lewis, Noble Scott Marks, Noble Joe Knight, and Noble Johnny Whitstine in Saudi Arabia to ADES International Holding Limited (“Noble Rig Disposal”).

•

Maersk Drilling Rig Disposal: On October 27, 2021, Maersk Drilling completed the divesture of the combined drilling and production unit Maersk Inspirer in Norway to Havila Sirius (“Maersk Drilling Rig Disposal”).

•

Pacific Drilling Merger: On April 15, 2021, Noble completed the acquisition of Pacific Drilling Company LLC (“Pacific” and the acquisition, the “Pacific Drilling Merger”) after Pacific successfully consummated its plan of reorganization and emerged from bankruptcy reorganization under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) on December 31, 2020 (“Pacific Reorganization”). The Pacific Drilling Merger was accounted for as a business combination pursuant to ASC 805, where Noble was the accounting acquirer.

•

Noble Reorganization: On February 5, 2021, Noble successfully consummated its plan of reorganization (the “Noble Plan”) and emerged from bankruptcy reorganization under Chapter 11 (the “Noble Reorganization”).

The Pro Forma Financial Information has been prepared under the following assumptions:

•

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the twelve months ended December 31, 2020 assume that the Business Combination and the Completed Transactions had occurred on January 1, 2020.

•

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Business Combination, the Maersk Drilling Rig Disposal and the Noble Rig Disposal had occurred on September 30, 2021. The impact from the Pacific Drilling Merger and Noble Reorganization has already been reflected in the historical consolidated balance sheet of Noble as of September 30, 2021; therefore, no pro forma adjustments were made for these transactions.

The Pro Forma Financial Information does not represent what the actual consolidated results of operations or the consolidated financial position of Topco would have been had the Business Combination and the Completed Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The assumptions underlying the pro forma adjustments are described in the accompanying notes to these unaudited pro forma condensed combined financial statements. Adjustments are based on information available to management during the preparation of the Pro Forma Financial Information and assumptions that management believes are reasonable and supportable. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments upon the completion of the Business Combination will differ from the pro forma adjustments, and it is possible the differences may be material.

Management has not presented the effects of anticipated costs or savings associated with certain restructuring, severance, termination-related benefits, or other integration activities resulting from the Business Combination as the specificity of the timing and nature of such items is still under evaluation as of the date of this proxy statement/prospectus.

The Pro Forma Financial Information should be read in conjunction with the following:

•

The consolidated financial statements and notes included in Noble’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 12, 2021 and Amendment No. 1 thereto on Form 10-K/A, filed with the SEC on April 16, 2021 (together, the “2020 Form 10-K”).

•	The condensed consolidated financial statements and notes included in Noble’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC November 5, 2021.

•

The historical Maersk Drilling consolidated financial statements and notes for the fiscal year ended December 31, 2020 and the interim period ended September 30, 2021 included elsewhere within this proxy statement/prospectus.

•	The Pacific condensed consolidated financial statements and notes for the interim period ended March 31, 2021 included in Noble’s Current Report on Form 8-K/A, filed with the SEC on June 23, 2021.

•	The Pacific consolidated financial statements and notes for the fiscal year ended December 31, 2020, included in Noble’s Current Report on Form 8-K/A, filed with the SEC on June 23, 2021.

Unaudited Pro Forma Condensed Combined Statement of Operations

Nine Months Ended September 30, 2021

(in thousands, except per share amounts)

		Maersk Drilling Historical
	Noble Pro Forma (Note 3)	Maersk Drilling Historical (IFRS) (Note 6)	Maersk Drilling Rig Disposal (IFRS) (Note 7)		Maersk Drilling IFRS-to-GAAP Adjustments (Note 8)		Maersk Drilling Historical Adjusted (U.S. GAAP)	Business Combination Transaction Accounting Adjustments (Note 9)		Topco Pro Forma Combined
Operating revenues
Contract drilling services	$541,136	$946,395	$(34,921	)(A)	$—		$911,474	$—		$1,452,610
Reimbursables and other	50,465	23,000	—		—		23,000	—		73,465

	591,601	969,395	(34,921)		—		934,474	—		1,526,075

Operating costs and expense
Contract drilling services	501,293	599,169	(22,948	)(A)	17,252	(J)(K)	593,473	1,342	(EE)	1,096,108
Reimbursables	44,927	8,000	—		—		8,000	—		52,927
Depreciation and amortization	71,122	167,178	(6,469	)(A)	160,775	(J)(L)	321,484	(257,753	)(AA)	134,853
General and administrative	79,910	56,386	—		2,099	(J)	58,485	—		138,395
Merger and integration costs	13,786	—	—		—		—	—		13,786
Transaction costs on sale of operating assets	3,146	—	—		—		—	—		3,146
Hurricane losses	10,441	—	—		—		—	—		10,441
Special items	—	13,510	78	(A)	(13,588	)(K)	—	—		—

	724,625	844,243	(29,339)		166,538		981,442	(256,411)		1,449,656

Operating income (loss)	(133,024)	125,152	(5,582)		(166,538)		(46,968)	256,411		76,419
Other income (expense)
Interest expense, net of amounts capitalized	(18,410)	(46,438)	894	(A)(C)	834	(J)	(44,710)	4,320	(DD)	(58,800)
Interest income and other, net	7,864	(352)	—		—		(352)	—		7,512
Gain on extinguishment of debt, net	(2,664)	—	—		—		—	—		(2,664)

Loss before income taxes	(146,234)	78,362	(4,688)		(165,704)		(92,030)	260,731		22,467
Income tax benefit (provision)	5,494	(18,403)	1,487	(D)	8,135	(L)	(8,781)	(23,001	)(EE)	(26,288)

Net income (loss)	$(140,740)	$59,959	$(3,201)		$(157,569)		$(100,811)	$237,730		$(3,821)

Basic net income (loss) per share	$(2.11)	$1.45								$(0.03	)(CC)
Diluted net income (loss) per share	$(2.11)	$1.44								$(0.03	)(CC)
Weighted average shares outstanding
Basic	66,600	41,290								133,341	(CC)
Diluted	66,600	41,583								133,341	(CC)

Unaudited Pro Forma Condensed Combined Statement of Operations

Twelve Months Ended December 31, 2020

(in thousands, except per share amounts)

		Maersk Drilling Historical
	Noble Pro Forma (Note 4)	Maersk Drilling Historical (IFRS) (Note 6)	Maersk Drilling Rig Disposal (IFRS) (Note 7)		Maersk Drilling IFRS-to-GAAP Adjustments (Note 8)		Maersk Drilling Historical Adjusted (U.S. GAAP)	Business Combination Transaction Accounting Adjustments (Note 9)		Topco Pro Forma Combined
Operating revenues
Contract drilling services	$903,534	$1,096,207	$(298	)(A)	$—		$1,095,909	$—		$1,999,443
Reimbursables and other	70,247	19,000	—		—		19,000	—		89,247

	973,781	1,115,207	(298)		—		1,114,909	—		2,088,690

Operating costs and expense
Contract drilling services	730,343	742,419	(8,667	)(A)	45,365	(J)(K)	779,117	6,157	(EE)	1,515,617
Reimbursables	60,156	11,000	—		—		11,000	—		71,156
Depreciation and amortization	67,796	285,540	(55	)(A)	175,186	(J)(L)	460,671	(370,504	)(AA)	157,963
General and administrative	164,555	75,400	—		4,525	(J)(K)	79,925	58,292	(BB)	302,772
Pre-petition charges	35,628	—	—		—		—	—		35,628
Loss on impairment	3,915,408	1,579,847	—		(1,507,883	)(L)	71,964	—		3,987,372
Gain on sale of operating assets, net	(189,349)	—	(234,483	)(B)	—		(234,483)	—		(423,832)
Special items	—	41,642	(31	)(A)	(41,611	)(K)	—	—		—

	4,784,537	2,735,848	(243,236)		(1,324,418)		1,168,194	(306,055)		5,646,676

Operating income (loss)	(3,810,756)	(1,620,641)	242,938		1,324,418		(53,285)	306,055		(3,557,986)
Other income (expense)
Interest expense, net of amounts capitalized	(26,872)	(70,269)	3,842	(A)(C)	1,216	(J)	(65,211)	5,780	(DD)	(86,303)
Gain on extinguishment of debt, net	16,254	—	—		—		—	—		16,254
Interest income and other, net	14,604	(2,764)	—		—		(2,764)	—		11,840
Gain on bargain purchase	64,479	—	—		—		—	—		64,479

Loss before income taxes	(3,742,291)	(1,693,674)	246,780		1,325,634		(121,260)	311,835		(3,551,716)
Income tax benefit (provision)	235,174	41,346	(39,878	)(D)	(16,774	)(L)	(15,306)	(22,296	)(EE)	197,572

Net income (loss)	$(3,507,117)	$(1,652,328)	$206,902		$1,308,860		$(136,566)	$289,539		$(3,354,144)

Basic net loss per share	$(52.66)	$(39.90)								$(25.15	)(CC)
Diluted net loss per share	$(52.66)	$(39.90)								$(25.15	)(CC)
Weighted average shares outstanding
Basic	66,600	41,411								133,341	(CC)
Diluted	66,600	41,411								133,341	(CC)

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2021

(in thousands)

		Maersk Drilling Historical
	Noble Pro Forma (Note 5)	Maersk Drilling Historical (IFRS) (Note 6)	Maersk Drilling Rig Disposal (IFRS) (Note 7)		Maersk Drilling IFRS-to-GAAP Adjustments (Note 8)		Maersk Drilling Historical Adjusted (U.S. GAAP)	Business Combination Transaction Accounting Adjustments (Note 9)		Topco Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$200,725	$221,456	$292,460	(E)	$—		$513,916	$(57,274	)(FF)	$657,367
Accounts receivable, net	227,644	295,024	—		—		295,024	—		522,668
Taxes receivable	29,565	39,892	—		—		39,892	—		69,457
Prepaid expenses and other current assets	51,476	73,001	—		—		73,001	(34,971	)(GG)	89,506
Assets held for sale	—	139,057	(139,057	)(F)	—		—	—		—

Total current assets	509,410	768,430	153,403		—		921,833	(92,245)		1,338,998

Intangible assets	76,262	—	—		—		—	—		76,262
Goodwill	—	—	—		—		—	93,330	(HH)	93,330
Property and equipment, at cost	1,518,663	9,450,350	—		3,751,931	(L)	13,202,281	(10,937,484	)(II)	3,783,460
Accumulated depreciation	(56,588)	(6,630,701)	—		(746,147	)(L)	(7,376,848)	7,376,848	(II)	(56,588)

Property and equipment, net	1,462,075	2,819,649	—		3,005,784		5,825,433	(3,560,636)		3,726,872

Other assets	46,882	48,060	—		(9,266	)(L)	38,794	(6,287	)(KK)	79,389

Total assets	$2,094,629	$3,636,139	$153,403		$2,996,518		$6,786,060	$(3,565,838)		$5,314,851

Current liabilities
Accounts payable	$106,429	$146,362	$—		$—		$146,362	$—		$252,791
Accrued payroll and related costs	56,442	25,043	—		—		25,043	—		81,485
Current maturities of long-term debt	—	130,084	—		—		130,084	—		130,084
Taxes payable	39,312	22,268	36,000	(H)	15,375	(M)	73,643	6,412	(KK)	119,367
Interest payable	4,293	598	—		—		598	—		4,891
Other current liabilities	35,031	93,412	—		—		93,412	—		128,443

Total current liabilities	241,507	417,767	36,000		15,375		469,142	6,412		717,061

Long-term debt	216,000	1,018,415	(80,000	)(G)	—		938,415	13,737	(JJ)	1,168,152
Deferred income taxes	13,568	15,408	1,697	(H)	74,512	(L)	91,617	(76,707	)(KK)	28,478
Other liabilities	84,212	101,350	—		34,358	(M)	135,708	140,517	(KK)	360,437

Total liabilities	555,287	1,552,940	(42,303)		124,245		1,634,882	83,959		2,274,128

Shareholders’ equity
Common stock	1	62,520	—		—		62,520	(62,519	)(LL)	2
Additional paid-in-capital	1,388,388	—	—		—		—	1,559,672	(LL)	2,948,060
Retained earnings (accumulated deficit)	151,220	2,020,679	195,706	(I)	2,872,273	(L)	5,088,658	(5,146,950	)(LL)	92,928
Accumulated other comprehensive income (loss)	(267)	—	—		—		—	—		(267)

Total shareholders’ equity	1,539,342	2,083,199	195,706		2,872,273		5,151,178	(3,649,797)		3,040,723

Total liabilities and equity	$2,094,629	$3,636,139	$153,403		$2,996,518		$6,786,060	$(3,565,838)		$5,314,851

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except per share amounts or otherwise indicated)

Note 1. Basis of Presentation

The Pro Forma Financial Information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” which was adopted in May 2020 and became effective on January 1, 2021. The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the Business Combination and the Completed Transactions.

The historical consolidated financial statements of Noble were prepared in accordance with U.S. GAAP and shown in U.S. dollars. The historical consolidated financial statements of Maersk Drilling were prepared in accordance with IFRS as issued by the IASB and shown in U.S. dollars. Refer to Note 8 for the adjustments identified by Maersk Drilling to convert Maersk Drilling’s historical financial statements prepared in accordance with IFRS to Noble’s basis of accounting under U.S. GAAP.

Noble adopted fresh start accounting in accordance with ASC Topic 852 upon Noble’s emergence from reorganization under Chapter 11, resulting in reorganized Noble becoming the successor entity (“Successor”) for financial reporting purposes. In accordance with ASC Topic 852, with the application of fresh start accounting, Noble allocated its reorganization value to its individual assets based on their estimated fair values in conformity with ASC 805. Liabilities subject to compromise of the predecessor entity of Noble (“Predecessor”) were either reinstated or extinguished as part of the reorganization.

Note 2. Business Combination with Maersk Drilling and Estimated Purchase Consideration

Business Combination Agreement

Subject to the terms and conditions set forth in the Business Combination Agreement, at the Merger Effective Time, (i) each Noble Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share, (ii) each warrant to purchase Noble Shares issued pursuant to the Penny Warrant Agreement and outstanding immediately prior to the Merger Effective Time will cease to represent the right to acquire Noble Shares and will be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Noble Shares underlying such warrant, rounded to the nearest whole share, and (iii) each warrant to purchase Noble Shares issued pursuant to the Noble Warrant Agreements and outstanding immediately prior to the Merger Effective Time will be converted automatically into a warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable warrant agreement. In addition, each Noble RSU Award that is outstanding immediately prior to the Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time.

Subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the DFSA, Topco has agreed to commence the Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Offer is conditioned upon, among other things, holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%).

In the Offer, Maersk Drilling shareholders may exchange each Maersk Drilling share at the Exchange Ratio of 1.6137 for newly and validly issued, fully paid and non-assessable Topco Shares, and each Maersk Drilling shareholder will have the ability to elect the cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million. A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected.

Each of Maersk Drilling and Topco will take steps to procure that each Maersk Drilling RSU Award that is outstanding immediately prior to the Acceptance Time is converted, at the Acceptance Time, into the right to receive on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

Following the closing of the Business Combination, assuming all of the Maersk Drilling Shares are acquired by Topco through the Offer and no cash is paid by Topco in the Offer, Topco will own all of Noble’s and Maersk Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares (or 50.8% and 49.2%, respectively, if Topco pays $50 million in the Offer), excluding dilution from outstanding Noble warrants and stock-based compensation from Noble and Maersk Drilling.

The acquisition method of accounting for business combinations was used in accordance with ASC 805, with Noble expected to be the accounting acquirer of Maersk Drilling. The Business Combination Agreement uses the fixed Exchange Ratio of Topco Shares for Maersk Drilling Shares, which is expected to result in a 52% pro forma equity stake for Noble shareholders and 48% pro forma equity stake for Maersk Drilling shareholders in the post-closing combined company (calculated on a fully diluted basis and assuming a tender of 100% of Maersk Drilling’s current issued and outstanding share capital and dilutive impact of outstanding Noble in-the-money warrants after application of the treasury stock method of potential settlement). If any of the cash consideration is elected, existing Maersk Drilling shareholders’ ownership in the post-closing company would be further diluted. Accordingly, Noble shareholders are expected to hold a majority interest in the combined company after the Business Combination is completed. The board of directors will be comprised of seven members, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, current President and Chief Executive Officer of Noble, who will serve as the President and Chief Executive Officer of the combined company. Of the three individuals designated by Noble, up to two individuals may be designated by the Investor Manager (depending upon the Investor Manager’s percentage ownership of outstanding Topco Shares). Of the three individuals designated by Maersk Drilling, up to two individuals may be designated by APMH Invest (depending upon the APMH Invest percentage ownership of outstanding Topco Shares). Further, the combined company name, ticker symbol, and headquarters will remain consistent with that of Noble. Based on Noble shareholders’ majority equity stake in the combined company, the composition of the board of directors of the combined company, and the other factors noted herein, Noble is expected to be the accounting acquirer of Maersk Drilling in accordance with the guidance of ASC 805.

Purchase Price Consideration

The following table presents the calculation of preliminary purchase price consideration based on an average of the closing price per share of Noble Shares on the NYSE for the seven trailing days ended on

December 10, 2021, which is used as a proxy for the market price of the Noble Shares at the Closing. This calculation assumes no cash consideration is elected (table below in thousands, except ratios and per share price):

Preliminary purchase price consideration
Maersk Drilling shares issued and outstanding as of December 10, 2021	41,291
Fixed exchange ratio	1.6137

Number of Topco shares issued	66,631
Noble share price for seven trailing days ended December 10, 2021	$23.34

Preliminary purchase price paid for Maersk Drilling shares	$1,554,879
Fair value of replacement Maersk Drilling RSU Awards attributable to the purchase price	3,776

Total preliminary purchase price consideration	$1,558,655

The purchase price consideration calculated above and applied in the Pro Forma Financial Information is preliminary and subject to modification based on the final purchase price, which includes any changes to the value of Noble’s Shares and the number of vested Maersk Drilling RSU Awards at the Closing. The final value of Noble’s consideration transferred will be determined based on the actual number of Noble Shares issued, the number of Maersk Drilling Shares outstanding at the Closing, and the market price of the Noble Shares at the Closing. This will likely result in a difference from the preliminary purchase consideration calculated above and that difference may be material. For example, with other assumptions held constant, an increase or decrease of 10% in the price per Noble Shares would increase or decrease the fair value of the preliminary purchase price by $155.9 million. However, a change in the closing share price does not change the number of Topco Shares issued in connection with the Business Combination or the number of underlying Topco Shares issued as replacement for the Maersk Drilling RSU Awards to be granted. The election of cash consideration does not change the purchase price consideration.

Allocation of Purchase Price Consideration to Asset Acquired and Liabilities Assumed

The allocation of the consideration, including any related tax effects, is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable tangible and intangible assets acquired. Since the Pro Forma Financial Information has been prepared based on preliminary estimates of consideration and fair values attributable to the Business Combination, the actual amounts eventually recorded in accordance with the acquisition method of accounting may differ materially from the information presented.

ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Any consideration transferred or paid in a business combination in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill. Management’s estimate as of the date of this proxy statement/prospectus is that the fair value of the net assets and liabilities acquired is less than the purchase price. The excess amount not allocated to the acquired assets and assumed liabilities was recognized as goodwill on the pro forma condensed combined balance sheet as of September 30, 2021. This preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments.

In October 2021, the FASB issued Accounting Standards Update (“ASU”) No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). Upon the adoption of this update, contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination will be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with

Customers as if the acquirer had originated the contracts, which would generally result in an acquirer recognizing and measuring acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. Noble expects to adopt ASU 2021-08 on January 1, 2022, prior to the consummation of the Business Combination. Therefore, Maersk Drilling’s historical deferred revenue balance as of September 30, 2021 has been included in the preliminary purchase price allocation in accordance with ASU 2021-08.

The preliminary allocation of the purchase price consideration is as follows:

Estimated Fair Value
Total current assets	$886,862
Property and equipment, net	2,264,797
Other noncurrent assets	32,507

Total assets acquired	3,184,166

Total current liabilities	475,554
Long-term debt	952,152
Deferred income taxes	14,910
Other liabilities	276,225

Total liabilities assumed	1,718,841

Net assets acquired	1,465,325
Goodwill	93,330

Total preliminary purchase price consideration	$1,558,655

Note 3. Noble Pro Forma Results of Operations for the Nine Months Ended September 30, 2021

The following table provides for the Noble pro forma results of operations for the nine months ended September 30, 2021 assuming the Noble Reorganization, the Pacific Drilling Merger, and the Noble Rig Disposal had occurred on January 1, 2020.

Unaudited Pro Forma Condensed Combined Statement of Operations

Nine Months Ended September 30, 2021

(in thousands, except per share amounts)

				Noble Reorganization
	Noble Predecessor Historical Period From January 1, 2021 through February 5, 2021	Noble Successor Historical Period From February 6, 2021 through September 30, 2021	Nine Months Ended September 30, 2021	Reorganization Adjustments		Fresh Start Adjustments		Pro Forma Noble (including reorganization items, net)	Removal of Noble Reorganization items, net		Noble Post- reorganization Pro Forma
Operating revenues
Contract drilling services	$74,051	$515,680	$589,731	$—		$(5,210	)(c)	$584,521	$—		$584,521
Reimbursables and other	3,430	46,467	49,897	—		—		49,897	—		49,897

	77,481	562,147	639,628	—		(5,210)		634,418	—		634,418

Operating costs and expense
Contract drilling services	46,965	456,853	503,818	920	(a)	—		504,738	—		504,738
Reimbursables	2,737	41,577	44,314	—		—		44,314	—		44,314
Depreciation and amortization	20,622	64,831	85,453	—		(11,123	)(d)	74,330	—		74,330
General and administrative	5,727	47,939	53,666	803	(a)	—		54,469	—		54,469
Merger and integration costs	—	13,786	13,786	—		—		13,786	—		13,786
Transaction costs on sale of operating assets	—	3,146	3,146	—		—		3,146	—		3,146
Hurricane losses	—	10,441	10,441	—		—		10,441	—		10,441

	76,051	638,573	714,624	1,723		(11,123)		705,224	—		705,224

Operating income (loss)	1,430	(76,426)	(74,996)	(1,723)		5,913		(70,806)	—		(70,806)
Other income (expense)
Interest expense, net of amounts capitalized	(229)	(23,628)	(23,857)	(3,518	)(b)	—		(27,375)	—		(27,375)
Gain on extinguishment of debt, net	—	—	—	—		—		—	—		—
Interest income and other, net	399	7,490	7,889	—		—		7,889	—		7,889
Reorganization items, net	252,051	—	252,051	—		—		252,051	(252,051	)(l)	—
Gain on bargain purchase	—	64,479	64,479	—		—		64,479	—		64,479

Income (loss) from continuing operations before income taxes	253,651	(28,085)	225,566	(5,241)		5,913		226,238	(252,051)		(25,813)
Income tax benefit (provision)	(3,423)	6,631	3,208	353	(e)	1,094	(e)	4,655	—		4,655

Net income (loss)	$250,228	$(21,454)	$228,774	$(4,888)		$7,007		$230,893	$(252,051)		$(21,158)

Basic net income (loss) per share	$1.00	$(0.35)									$(0.42)
Diluted net income (loss) per share	$0.98	$(0.35)									$(0.42)
Weighted average shares outstanding
Basic	251,115	61,847									50,000
Diluted	256,571	61,847									50,000

		Pacific Drilling Merger
	Noble Post- reorganization Pro Forma	Pacific Successor Historical From January 1, 2021 through April 15, 2021	Pacific Drilling Merger Transaction Accounting Adjustments		Noble / Pacific Pro Forma Combined	Noble Rig Disposal Transaction Accounting Adjustments		Noble Pro Forma
Operating revenues
Contract drilling services	$584,521	$30,893	$—		$615,414	$(74,278	)(m)	$541,136
Reimbursables and other	49,897	1,791	—		51,688	(1,223	)(m)	50,465

	634,418	32,684	—		667,102	(75,501)		591,601

Operating costs and expense
Contract drilling services	504,738	43,586	2,108	(f)	550,432	(49,139	)(m)	501,293
Reimbursables	44,314	1,090	—		45,404	(477	)(m)	44,927
Depreciation and amortization	74,330	12,026	(7,656	)(g)	78,700	(7,578	)(m)	71,122
General and administrative	54,469	25,441	—		79,910	—		79,910
Merger and integration costs	13,786	—	—		13,786	—		13,786
Transaction costs on sale of operating assets	3,146	—	—		3,146	—		3,146
Hurricane losses	10,441	—	—		10,441	—		10,441

	705,224	82,143	(5,548)		781,819	(57,194)		724,625

Operating income (loss)	(70,806)	(49,459)	5,548		(114,717)	(18,307)		(133,024)
Other income (expense)
Interest expense, net of amounts capitalized	(27,375)	(371)	371	(h)	(27,375)	8,965	(m)(n)	(18,410)
Gain on extinguishment of debt, net	—	(2,664)	—		(2,664)	—		(2,664)
Interest income and other, net	7,889	(25)	—		7,864	—		7,864
Reorganization items, net	—	—	—		—	—		—
Gain on bargain purchase	64,479	—	(64,479	)(i)	—	—		—

Income (loss) from continuing operations before income taxes	(25,813)	(52,519)	(58,560)		(136,892)	(9,342)		(146,234)
Income tax benefit (provision)	4,655	(263)	(8	)(j)	4,384	1,110	(m)(o)	5,494

Net income (loss)	$(21,158)	$(52,782)	$(58,568)		$(132,508)	$(8,232)		$(140,740)

Basic net income (loss) per share	$(0.42)							$(2.11)
Diluted net income (loss) per share	$(0.42)							$(2.11)
Weighted average shares outstanding
Basic	50,000		16,600	(k)				66,600
Diluted	50,000		16,600	(k)				66,600

Noble Reorganization

Reorganization Adjustments

(a) Stock based compensation

Reflects an increase in stock-based compensation expense based on the new awards issued in connection with the Noble Reorganization.

(b) Interest expense

The adjustment reflects change of interest expense for the Predecessor as a result of the Noble Plan. Under the Noble Plan, all amounts outstanding under the 2017 Credit Facility (as defined in the 2020 Form 10-K), including the interest, were paid in full and all of Noble’s then outstanding senior notes were settled for the Noble Shares, Tranche 1 Warrants and Tranche 2 Warrants (each as defined in the 2020 Form 10-K). Upon emergence, Noble entered into a senior secured revolving credit agreement (the “Revolving Credit Agreement”) that provides for a $675.0 million senior secured revolving credit facility (with a $67.5 million sublimit for the issuance of letters of credit thereunder) (the “Successor Revolving Credit Facility”) and issued $216.0 million senior secured second lien notes (the “Notes”) with an interest rate of LIBOR + 4.75% and 11% payable semi-annually, respectively. The pro forma adjustments to interest expense was calculated as follows:

Nine Months Ended September 30, 2021
Reversal of Predecessor interest expense	$(229)
Pro forma interest on the Successor Revolving Credit Facility and Notes	3,505
Amortization of Successor deferred financing costs	242

Pro forma adjustment for interest expense	$3,518

Assuming an increase in interest rates on the Revolving Credit Agreement and Notes of 1/8%, pro forma interest would increase by $0.1 million.

Fresh Start Adjustments

(c) Amortization of favorable contract

Adjustment reflects the amortization of favorable contracts with customers as a result of adopting fresh start accounting. The remaining useful life of the favorable contracts range between 1-3 years.

(d) Depreciation and amortization

Reflects the pro forma decrease in depreciation expense based on new preliminary asset values for the Predecessor as a result of adopting fresh start accounting. The pro forma adjustment to depreciation expense was calculated as follows:

Nine Months Ended September 30, 2021
Removal of Predecessor depreciation expense	$(20,622)
Pro forma depreciation expense	9,499

Pro forma adjustment for depreciation and amortization	$(11,123)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of Noble’s drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(e) Income tax

Reflects the pro forma adjustment to tax expense as a result of reorganization adjustments and adopting fresh start accounting. The income tax impact was calculated by applying the appropriate statutory tax rate of the respective tax jurisdictions to which the pro forma adjustments relate, and which are reasonably expected to occur.

Pacific Successor Historical from January 1, 2021 through April 15, 2021

The following reclassifications were made as a result of the Pacific Drilling Merger to conform Pacific’s historical financial information to Noble’s presentation:

Financial Statement Line Item	Pacific Historical Presentation	Pacific Historical as Presented
Contract drilling services	$1,791	$—
Reimbursables and other	—	1,791
Operating expense	44,959	—
Contract drilling services (expense)	—	43,586
Reimbursables	—	1,090
Depreciation and amortization	—	283
Other expense	(25)	—
Interest income and other, net	—	(25)

Pacific Drilling Merger

(f) Contract drilling services

Noble has an accounting policy to expense costs for materials and supplies as received or deployed to the drilling units, while Pacific’s historical policy was to carry inventory at average cost and recognize them in earnings upon consumption. Adjustment reflects the change in contract drilling services expense related to Pacific’s materials and supplies inventory during the period from January 1, 2021 through April 15, 2021 to align with Noble’s treatment of such costs.

(g) Depreciation and amortization

Reflects the replacement of historical depreciation expense with the pro forma depreciation expense based on the estimated fair value of Pacific’s property and equipment upon the Pacific Drilling Merger. For pro forma purposes it is assumed that the Pacific Drilling Merger occurred on January 1, 2020. The pro forma adjustment to depreciation expense for the nine months ended September 30, 2021 was calculated as follows:

Nine Months Ended September 30, 2021
Removal of historical depreciation expense	$(12,026)
Pro forma depreciation expense	4,370

Pro forma adjustment for depreciation and amortization	$(7,656)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of Noble’s drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(h) Interest expense

Reflects the elimination of interest expense recorded at the successor entity of Pacific which was associated with the new senior secured delayed draw term loan facility entered into on December 31, 2020. In connection with the Pacific Drilling Merger, the facility was terminated, and the related interest expense removed from the unaudited pro forma condensed combined statements of operations.

(i) Bargain purchase gain

Reflects the elimination of the bargain purchase gain due to the fair value of the net assets and liabilities acquired being greater than the purchase price. The purchase price has been allocated to the purchased assets and assumed liabilities at fair values as determined by management. The remaining $64.5 million of allocated fair value in excess of the purchase price was recognized as a bargain purchase gain on the pro forma condensed combined statement of operations for the year ended December 31, 2020.

(j) Income tax

Reflects the pro forma adjustment to tax expense. The income tax impact was calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate.

(k) Weighted average shares outstanding

The pro forma weighted average shares are calculated as follows:

Nine Months Ended September 30, 2021
Basic:
Noble Shares issued on the effective date of Noble Reorganization	50,000
Incremental Noble shares issued for the Pacific Drilling Merger	16,600

Pro forma weighted average shares	66,600

Diluted(1):
Noble Shares issued on the effective date of Noble Reorganization	50,000
Incremental Noble Shares issued for the Pacific Drilling Merger	16,600

Pro forma weighted average shares	66,600

(1)

The diluted pro forma share count excludes potential dilutive instruments, such as Noble’s in-the-money warrants and unvested stock-based compensation, because they are anti-dilutive due to the net loss position.

(l) Reorganization items

Reflects the removal of Reorganization items within the Predecessor period of Noble. All expenses are directly related to the Noble Reorganization.

Noble Rig Disposal

(m) Noble Saudi rigs historical activity

Reflects the pro forma adjustments to eliminate the historical activity attributed to the disposed Noble Saudi jackup rigs from the unaudited pro forma condensed combined statements of operations.

(n) Interest expense

Reflects the elimination of total interest expense of $9.0 million associated with the Successor Revolving Credit Facility, including $1.2 million of pro forma interest expense recorded for the Noble Predecessor historical period and $7.8 million of interest expense recorded during the Noble Successor historical period. The Successor Revolving Credit Facility was fully paid down using the cash proceeds obtained through the Noble Rig Disposal.

(o) Income tax

Reflects the pro forma adjustment to tax expense associated with the Noble Rig Disposal. The income tax impact was calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate.

Note 4. Noble Pro Forma Results of Operations for the Twelve Months Ended December 31, 2020

The following table provides for the Noble pro forma results of operations for the twelve months ended December 31, 2020 assuming the Noble Reorganization, the Pacific Drilling Merger, and the Noble Rig Disposal had occurred on January 1, 2020.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2020

(in thousands, except per share amounts)

		Noble Reorganization
	Noble Predecessor Historical	Reorganization Adjustments		Fresh Start Adjustments		Pro Forma Noble (including reorganization items, net)	Removal of Noble Reorganization items, net	Noble Post- reorganization Pro Forma
Operating revenues
Contract drilling services	$909,236	$—		$(58,373	)(ee)	$850,863	$—	$850,863
Reimbursables and other	55,036	—		—		55,036	—	55,036

	964,272	—		(58,373)		905,899	—	905,899

Operating costs and expense
Contract drilling services	567,487	3,708	(aa)(dd)	—		571,195	—	571,195
Reimbursables	48,188	—		—		48,188	—	48,188
Depreciation and amortization	374,129	—		(279,161	)(ff)	94,968	—	94,968
General and administrative	121,196	4,520	(aa)	—		125,716	—	125,716
Pre-petition charges	14,409	—		—		14,409	—	14,409
Loss on impairment	3,915,408	—		—		3,915,408	—	3,915,408
Gain on sale of operating assets, net	—	—		—		—	—	—

	5,040,817	8,228		(279,161)		4,769,884	—	4,769,884

Operating income (loss)	(4,076,545)	(8,228)		220,788		(3,863,985)	—	(3,863,985)
Other income (expense)
Interest expense, net of amounts capitalized	(164,653)	126,035	(bb)	—		(38,618)	—	(38,618)
Gain on extinguishment of debt, net	17,254	—		—		17,254	—	17,254

		Noble Reorganization
	Noble Predecessor Historical	Reorganization Adjustments		Fresh Start Adjustments		Pro Forma Noble (including reorganization items, net)	Removal of Noble Reorganization items, net		Noble Post- reorganization Pro Forma
Interest income and other, net	9,012	—		—		9,012	—		9,012
Reorganization items, net	(23,930)	2,590,514	(cc)	(2,312,902	)(hh)	253,682	(253,682	)(pp)	—
Gain on bargain purchase	—	—		—		—	—		—

Income (loss) from continuing operations before income taxes	(4,238,862)	2,708,321		(2,092,114)		(3,622,655)	(253,682)		(3,876,337)
Income tax benefit (provision)	260,403	17,281	(gg)	(17,376	)(gg)	260,308	—		260,308

Net income (loss)	$(3,978,459)	$2,725,602		$(2,109,490)		$(3,362,347)	$(253,682)		$(3,616,029)

Basic net loss per share	$(15.86)								$(72.32)
Diluted net loss per share	$(15.86)								$(72.32)
Weighted average shares outstanding
Basic	250,792								50,000
Diluted	250,792								50,000

		Pacific Drilling Merger
	Noble Post- reorganization Pro Forma	Pacific Predecessor Historical	Pacific Drilling Merger Transaction Accounting Adjustments		Removal of Pacific Reorganization items, net	Noble / Pacific Pro Forma Combined	Noble Rig Disposal Transaction Accounting Adjustments		Noble Pro Forma
Operating revenues
Contract drilling services	$850,863	$181,368	$—		$—	$1,032,231	$(128,697)	(qq)	$903,534
Reimbursables and other	55,036	16,569	—		—	71,605	(1,358)	(qq)	70,247

	905,899	197,937	—		—	1,103,836	(130,055)		973,781

Operating costs and expense
Contract drilling services	571,195	226,611	(2,147)	(ii)(kk)	—	795,659	(65,316)	(qq)	730,343
Reimbursables	48,188	12,529	—		—	60,717	(561)	(qq)	60,156
Depreciation and amortization	94,968	110,567	(95,333)	(jj)	—	110,202	(42,406)	(qq)	67,796
General and administrative	125,716	46,161	(7,322)	(kk)	—	164,555	—		164,555
Pre-petition charges	14,409	21,219	—		—	35,628	—		35,628
Loss on impairment	3,915,408	—	—		—	3,915,408	—		3,915,408
Gain on sale of operating assets, net	—	—	—		—	—	(189,349)	(rr)	(189,349)

	4,769,884	417,087	(104,802)		—	5,082,169	(297,632)		4,784,537

		Pacific Drilling Merger
	Noble Post- reorganization Pro Forma	Pacific Predecessor Historical	Pacific Drilling Merger Transaction Accounting Adjustments		Removal of Pacific Reorganization items, net			Noble / Pacific Pro Forma Combined	Noble Rig Disposal Transaction Accounting Adjustments		Noble Pro Forma
Operating income (loss)	(3,863,985)	(219,150)	104,802		—			(3,978,333)	167,577		(3,810,756)
Other income (expense)
Interest expense, net of amounts capitalized	(38,618)	(87,642)	87,642	(ll)	—			(38,618)	11,746	(qq)(ss)	(26,872)
Gain on extinguishment of debt, net	17,254	(1,000)	—		—			16,254	—		16,254
Interest income and other, net	9,012	5,592	—		—			14,604	—		14,604
Reorganization items, net	—	(767,049)	—		767,049	(pp	)	—	—		—
Gain on bargain purchase	—	—	64,479	(mm)	—			64,479	—		64,479

Income (loss) from continuing operations before income taxes	(3,876,337)	(1,069,249)	256,923		767,049			(3,921,614)	179,323		(3,742,291)
Income tax benefit (provision)	260,308	(8,367)	(2,574)	(nn)	—			249,367	(14,193)	(tt)	235,174

Net income (loss)	$(3,616,029)	$(1,077,616)	$254,349		$767,049			$(3,672,247)	$165,130		$(3,507,117)

Basic net loss per share	$(72.32)										$(52.66)
Diluted net loss per share	$(72.32)										$(52.66)
Weighted average shares outstanding
Basic	50,000		16,600	(oo)							66,600
Diluted	50,000		16,600	(oo)							66,600

Noble Reorganization

Reorganization Adjustments

(aa) Stock based compensation

Reflects an increase in stock-based compensation expense based on the new awards issued.

(bb) Interest expense

The adjustment reflects change of interest expense as a result of the Noble Plan. Under the Noble Plan, all amounts outstanding under the 2017 Credit Facility (as defined in the 2020 Form 10-K), including the interest, were paid in full and all of Noble’s then outstanding senior notes were settled for the Noble Shares, Tranche 1 Warrants and Tranche 2 Warrants (each as defined in the 2020 Form 10-K). Upon emergence, Noble entered into the Successor Revolving Credit Facility and issued Notes with interest rate of LIBOR + 4.75% and 11% payable semi-annually, respectively. The pro forma adjustments to interest expense was calculated as follows:

Twelve Months Ended December 31, 2020
Reversal of Predecessor interest expense including amortization of deferred financing costs	$(164,421)
Pro forma interest on the Successor Revolving Credit Facility and Notes	35,497
Amortization of Successor deferred financing costs	2,889

Pro forma adjustment for interest expense	$(126,035)

Assuming an increase in interest rates on the Successor Revolving Credit Facility and the Notes of 1/8%, pro forma interest would increase by $0.5 million.

(cc) Reorganization items, net

The adjustment represents the costs that were directly attributable to the Noble Reorganization, including the following:

Twelve Months Ended December 31, 2020
Acceleration of unrecognized Predecessor share-based compensation	$(18,546)
Gain on settlement of liabilities subject to compromise	2,609,060

Pro forma adjustment to reorganization items, net	$2,590,514

(dd) Contract drilling services

Includes $600 thousand related to the rejection of an executory contract per the Noble Plan.

Fresh Start Adjustments

(ee) Revenue

Adjustment reflects the amortization of favorable contracts with customers as a result of adopting fresh start accounting. The remaining useful life of the favorable contracts range between 1-3 years.

(ff) Depreciation and amortization

Reflects the pro forma decrease in depreciation expense based on new asset values as a result of adopting fresh start accounting. The pro forma adjustment to depreciation expense was calculated as follows:

Twelve Months Ended December 31, 2020
Removal of Predecessor depreciation expense	$(374,129)
Pro forma depreciation expense	94,968

Pro forma adjustment for depreciation and amortization	$(279,161)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of Noble’s drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(gg) Income tax

Reflects the pro forma adjustment to tax expense as a result of reorganization adjustments and adopting fresh start accounting. The income tax impact was calculated by applying the appropriate statutory tax rate of the respective tax jurisdictions to which the pro forma adjustments relate, and which are reasonably expected to occur.

(hh) Impact of fresh start accounting

Reflects the cumulative impact of fresh start accounting adjustments, excluding tax impacts.

Pacific Predecessor Historical

The following reclassifications were made as a result of the Pacific Drilling Merger to conform Pacific’s historical financial information to Noble’s presentation:

Financial Statement Line Item	Pacific Historical Presentation	Pacific Historical as Presented
Contract drilling services	$16,569	$—
Reimbursables and other	—	16,569
Operating expense	242,214	—
Contract drilling services (expense)	—	226,611
Reimbursables	—	12,529
Depreciation and amortization	—	3,074
Other expense	(423)	—
Interest income and other, net	—	(423)
Write-off of deferred financing costs	4,448	—
Interest income and other, net	—	4,448

Pacific Drilling Merger

(ii) Contract drilling services

Noble has an accounting policy to expense costs for materials and supplies as received or deployed to the drilling units, while Pacific’s historical policy was to carry inventory at average cost and recognize them in earnings upon consumption. Adjustment reflects the change in contract drilling services expense related to Pacific’s materials and supplies inventory during the twelve months ended December 31, 2020 to align with Noble’s treatment of such costs.

(jj) Depreciation and amortization

Reflects the pro forma decrease in depreciation expense recorded at the predecessor entity of Pacific based on new preliminary asset values as a result of adopting fresh start accounting. This adjustment also reflects the decrease in depreciation expense based on the estimated fair value of Pacific’s property and equipment upon the Pacific Drilling Merger. For pro forma purposes, it is assumed that Pacific’s emergence from bankruptcy and the

Pacific Drilling Merger both occurred on January 1, 2020. The pro forma adjustment to depreciation expense for the twelve months ended December 31, 2020 was calculated as follows:

Twelve Months Ended December 31, 2020
Removal of historical depreciation expense	$(110,567)
Pro forma depreciation expense	15,234

Pro forma adjustment for depreciation and amortization	$(95,333)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of Noble’s drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(kk) Stock based compensation

Reflects the elimination of stock-based compensation expense recorded in the predecessor entity of Pacific, as the underlying awards previously issued were cancelled prior to Pacific’s emergence from bankruptcy on December 31, 2020 and replacement equity awards were not issued. For pro forma purposes it is assumed that the Pacific Drilling Merger occurred on January 1, 2020. Stock based compensation expense of $7.3 million and $2.0 million were recognized as General and administrative expense and Contract drilling services expense in the pro forma condensed combined statement of operations prior to elimination for the year ended December 31, 2020, respectively, for a total of $9.3 million.

(ll) Interest expense

Reflects the elimination of interest expense recorded at the predecessor entity of Pacific, as the underlying debt was terminated upon Pacific’s emergence from bankruptcy.

(mm) Bargain purchase gain

Reflects the bargain purchase gain due to the fair value of the net assets and liabilities acquired being greater than the purchase price for the Pacific. The purchase price has been allocated to the purchased assets and assumed liabilities at fair values as determined by management. The remaining $64.5 million of allocated fair value in excess of the purchase price was recognized as a bargain purchase gain on the pro forma condensed combined statement of operations for the year ended December 31, 2020.

(nn) Income Tax

Reflects the pro forma adjustment to tax expense. The income tax impact was calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate.

(oo) Weighted average shares outstanding

The pro forma weighted average shares are calculated as follows:

Twelve Months Ended December 31, 2020
Basic:
Noble Shares issued on the effective date of Noble Reorganization	50,000
Incremental Noble Shares issued for the Pacific Drilling Merger	16,600

Pro forma weighted average shares	66,600

Diluted(1):
Noble Shares issued on the effective date of Noble Reorganization	50,000
Incremental Noble Shares issued for the Pacific Drilling Merger	16,600

Pro forma weighted average shares	66,600

(1)

The diluted pro forma share count excludes potential dilutive instruments, such as Noble’s in-the-money warrants and unvested stock-based compensation, because they are anti-dilutive due to the net loss position.

(pp) Reorganization items

Reflects the removal of Reorganization items within the predecessor period of Pacific and Predecessor period of Noble. All expenses are directly related to either the Pacific Reorganization or Noble Reorganization, respectively.

Noble Rig Disposal

(qq) Noble Saudi rigs historical activity

Reflects the pro forma adjustments to eliminate the historical statement of operations activity attributed to the disposed Noble Saudi jackup rigs from the unaudited pro forma condensed combined statement of operations of Noble.

(rr) Gain on sale of Noble Saudi rigs

Reflects the estimated pre-tax gain on sale of the disposed Noble Saudi jackup rigs. This adjustment is net of approximately $13.9 million of accrued transaction costs incurred subsequent to September 30, 2021 by Noble in connection with the rig disposal, which were not reflected in Noble’s historical statements of operations. This adjustment excludes $3.1 million of transaction costs incurred in the nine months ended September 30, 2021 by Noble in connection with the Noble Rig Disposal. No transaction costs related to the Noble Rig Disposal were incurred by Noble during 2020. These transaction costs and gain are not expected to recur in any period beyond twelve months from the close of the Noble Rig Disposal.

(ss) Interest expense

Reflects the elimination of $11.7 million of pro forma interest expense associated with the Successor Revolving Credit Facility, as the Successor Revolving Credit Facility was fully paid down using the cash proceeds obtained through the Noble Rig Disposal.

(tt) Income tax

Reflects the pro forma adjustments to (i) eliminate the historical income tax provision of $3.0 million attributed to the disposed Noble Saudi jackup rigs and (ii) recognize the pro forma tax provision of $17.2 million associated with the Noble Rig Disposal.

Note 5. Noble Pro Forma Financial Position as of September 30, 2021

The following table provides for the Noble pro forma financial position assuming the Noble Rig Disposal had occurred on September 30, 2021. No pro forma adjustments were made for the Pacific Drilling Merger completed on April 15, 2021, or the Noble Reorganization completed on February 5, 2021, in the table below because the effects of these transactions were fully reflected in the historical balance sheet of Noble as of September 30, 2021.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2021

(in thousands)

	Noble Successor Historical	Noble Rig Disposal Transaction Accounting Adjustments			Noble Pro Forma
Current assets
Cash and cash equivalents	$112,225	$88,500	(aaa	)	$200,725
Accounts receivable, net	227,644	—			227,644
Taxes receivable	29,565	—			29,565
Prepaid expenses and other current assets	51,476	—			51,476

Total current assets	420,910	88,500			509,410

Intangible assets	76,262	—			76,262
Property and equipment, at cost	1,518,663	—			1,518,663
Accumulated depreciation	(56,588)	—			(56,588)

Property and equipment, net	1,462,075	—			1,462,075

Property and equipment held for sale	88,639	(88,639)	(bbb	)	—
Other assets	46,882	—			46,882

Total assets	$2,094,768	$(139)			$2,094,629

Current liabilities
Accounts payable	$106,429	$—			$106,429
Accrued payroll and related costs	56,442	—			56,442
Taxes payable	39,312	—			39,312
Interest payable	4,293	—			4,293
Other current liabilities	35,031	—			35,031

Total current liabilities	241,507	—			241,507

Long-term debt	406,000	(190,000)	(ccc	)	216,000
Deferred income taxes	13,568	—			13,568
Other liabilities	67,025	17,187	(ddd	)	84,212

Total liabilities	728,100	(172,813)			555,287

Shareholders’ equity
Common stock	1	—			1
Additional paid-in-capital	1,388,388	—			1,388,388
Retained earnings (accumulated deficit)	(21,454)	172,674	(eee	)	151,220
Accumulated other comprehensive income (loss)	(267)	—			(267)

Total shareholders’ equity	1,366,668	172,674			1,539,342

Total liabilities and equity	$2,094,768	$(139)			$2,094,629

Noble Rig Disposal

(aaa) Cash and cash equivalents

Reflects estimated cash proceeds of $292.4 million from the Noble Rig Disposal, less (a) $190.0 million of sales proceeds used to paydown the Successor Revolving Credit Facility and (b) $13.9 million of accrued transaction costs incurred subsequent to September 30, 2021 by Noble in connection with the rig disposal, which were not reflected in Noble’s historical balance sheet.

(bbb) Property and equipment held for sale

Reflects elimination of the held for sale balances associated with the disposed Saudi jackup rigs.

(ccc) Long-term debt

Reflects paydown of the Successor Revolving Credit Facility with cash proceeds obtained by Noble through the Saudi jackup rig disposal.

(ddd) Other liabilities

Reflects the tax liability established by Noble in connection with the Saudi jackup rig disposal.

(eee) Retained earnings (accumulated deficit)

Reflects the cumulative impact of the pro forma adjustments associated with the Noble Rig Disposal, such as gain and income tax effect on the sale of Noble Saudi rigs and recognition of transaction costs expected to be incurred after September 30, 2021.

Note 6. Reclassification of Maersk Drilling’s Historical Financial Statement Presentation

The following reclassifications were made as a result of the Business Combination to conform Maersk Drilling’s historical financial information to Noble’s presentation:

Statement of Operations for the Nine Months Ended September 30, 2021

(in thousands)

Financial Statement Line Item	Maersk Drilling Historical Presentation	Maersk Drilling Historical as Presented
Revenue	$946,395	$—
Contract drilling services (revenue)	—	946,395
Cost of sales	(669,133)	—
Contract drilling services (expense)	—	627,747
General and administrative	—	56,386
Reimbursables	—	8,000
Reimbursables and other	—	23,000
Impairment losses/reversals	11,035	—
Contract drilling services (expense)	—	(11,035)
Gain/loss on sale of non-current assets	17,543	—
Contract drilling services (expense)	—	(17,543)
Share of results in joint ventures	(1,178)	—
Interest income and other, net	—	(1,178)
Financial expenses, net	(45,612)	—
Interest expense, net of amounts capitalized	—	(46,438)
Interest income and other, net	—	826
Tax	(18,403)	—
Income tax benefit (provision)	—	(18,403)

Statement of Operations for the Twelve Months Ended December 31, 2020

(in thousands)

Financial Statement Line Item	Maersk Drilling Historical Presentation	Maersk Drilling Historical as Presented
Revenue	$1,096,207	$—
Contract drilling services (revenue)	—	1,096,207
Cost of sales	(807,008)	—
Contract drilling services (expense)	—	739,608
General and administrative	—	75,400
Reimbursables	—	11,000
Reimbursables and other	—	19,000
Impairment losses/reversals	(1,579,847)	—
Loss on impairment	—	1,579,847
Gain/loss on sale of non-current assets	(2,811)	—
Contract drilling services (expense)	—	2,811
Share of results in joint ventures	(1,297)	—
Interest income and other, net	—	(1,297)
Financial expenses, net	(71,736)	—
Interest expense, net of amounts capitalized	—	(70,269)
Interest income and other, net	—	(1,467)
Tax	41,346	—
Income tax benefit (provision)	—	41,346

Balance Sheet as of September 30, 2021

(in thousands)

Financial Statement Line Item	Maersk Drilling Historical Presentation	Maersk Drilling Historical as Presented
Cash and bank balances	$227,054	$—
Cash and cash equivalents	—	221,456
Prepaid expenses and other current assets	—	5,598
Trade receivables	260,232	—
Accounts receivable, net	—	260,232
Other receivables	57,645	—
Prepaid expenses and other current assets	—	4,093
Taxes receivable	—	18,760
Accounts receivable, net	—	34,792
Prepayments	58,789	—
Prepaid expenses and other current assets	—	58,789
Right-of-use assets	24,857	—
Other assets	—	24,857
Deferred tax (asset)	18,212
Other assets	—	18,212
Property, plant and equipment	2,811,852	—
Property and equipment, at cost	—	9,442,553
Accumulated depreciation	—	(6,630,701)
Intangible assets	12,318	—
Property and equipment, at cost	—	7,797
Prepaid expenses and other current assets	—	4,521

Financial Statement Line Item	Maersk Drilling Historical Presentation	Maersk Drilling Historical as Presented
Financial non-current assets, etc.	4,991	—
Other assets	—	4,991
Trade payables	171,405	—
Accounts payable	—	146,362
Accrued payroll and related costs	—	25,043
Deferred income	38,356	—
Other current liabilities	—	38,356
Provisions (current)	3,588	—
Other current liabilities	—	3,588
Borrowings, current	136,507	—
Current maturities of long-term debt	—	130,084
Other current liabilities	—	6,423
Other payables	54,243	—
Other current liabilities	—	45,045
Taxes payable	—	8,600
Interest payable	—	598
Taxes payable	54,200	—
Other liabilities	—	54,200
Borrowings, non-current	1,038,634	—
Long-term debt	—	1,018,415
Other liabilities	—	20,219
Provisions (non-current)	4,897	—
Other liabilities	—	4,897
Deferred tax (liability)	15,408	—
Deferred income taxes	—	15,408
Derivatives (non-current)	22,034	—
Other liabilities	—	22,034
Share capital	62,520	—
Common stock	—	62,520
Reserves and retained earnings	2,020,679	—
Retained earnings (accumulated deficit)	—	2,020,679

Note 7. Maersk Drilling Rig Disposal

(A) Maersk Drilling Inspirer rig historical activity

Reflects the pro forma adjustments to eliminate the historical income statement activity attributed to the disposed Inspirer rig, which included foreign currency revaluation gains of $0.9 million and foreign currency revaluation losses of $1.2 million for the nine months ended September 30, 2021 and twelve months ended December 31, 2020, respectively, presented within interest expense.

(B) Gain on sale of Maersk Drilling Inspirer rig

Reflects the estimated pre-tax gain on sale of the disposed Inspirer rig. This adjustment is net of approximately $0.5 million of accrued transaction costs incurred subsequent to September 30, 2021 by Maersk Drilling in connection with the rig disposal, which were not reflected in Maersk Drilling’s historical statements of operations. No transaction costs related to the Maersk Drilling Rig Disposal were incurred by Maersk Drilling during the nine months ended September 30, 2021 or during the twelve months ended December 31, 2020. The above costs and gain are not expected to recur in any period beyond twelve months from the close of the Maersk Drilling Rig Disposal.

(C) Interest expense

Reflects the elimination of historical interest expense of $1.8 million and $2.6 million for the nine months ended September 30, 2021 and twelve months ended December 31, 2020, respectively, associated with Maersk Drilling’s term loan facility, as the Inspirer rig triggered an $80.0 million mandatory repayment of Maersk Drilling’s outstanding borrowings under its term loan facility.

(D) Income tax

Reflects the pro forma adjustments (i) to remove historical income tax expense of $1.5 million and income tax benefit of $2.2 million associated with the Maersk Drilling Rig Disposal for the nine months ended September 30, 2021 and twelve months ended December 31, 2020, respectively, and (ii) to recognize pro forma income tax expense of $37.7 million for the twelve months ended December 31, 2020. The income tax impact was calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate.

(E) Cash and cash equivalents

Reflects estimated cash proceeds of $373.0 million obtained by Maersk Drilling through the Maersk Drilling Rig Disposal, less (a) $80.0 million of sales proceeds used to paydown Maersk Drilling’s term loan facility and (b) $0.5 million of accrued transaction costs incurred subsequent to September 30, 2021 by Maersk Drilling in connection with the rig disposal, which were not reflected in Maersk Drilling’s historical balance sheet.

(F) Asset held for sale

Reflects elimination of the held for sale asset balance associated with the disposed Inspirer rig.

(G) Long-term debt

Reflects paydown of Maersk Drilling’s term loan facility with cash proceeds obtained by Maersk Drilling through the Inspirer rig disposal.

(H) Tax payable and deferred taxes

Reflects the removal of historical deferred tax position from deferred income tax liabilities and the establishment of tax payable in connection with the Inspirer rig disposal.

(I) Retained earnings (accumulated deficit)

Reflects the cumulative impact of the pro forma adjustments associated with the Maersk Drilling Rig Disposal, such as gain on sale of Maersk Drilling Inspirer rig and recognition of transaction costs.

Note 8. Maersk Drilling IFRS to U.S. GAAP Conversion

The Pro Forma Financial Information reflects the material adjustments necessary to convert Maersk Drilling’s historical financial statements to U.S. GAAP and conform to Noble’s accounting policies based on an initial policy conversion assessment performed by management. Upon the consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. The adjustments outlined below are preliminary and are subject to change as additional information becomes available and as additional analysis is performed.

(J) Leases

Under IFRS, Maersk Drilling recognized right of use assets and lease liabilities for all leases, with the exceptions described in the paragraph below. However, Maersk Drilling did not distinguish between operating leases and finance leases and accounted for all leases recorded on the balance sheets similarly to finance leases under U.S. GAAP. Maersk Drilling recorded depreciation on all right-of-use assets and interest expense on all lease liabilities, while a straight-line operating expense is presented for operating leases under U.S. GAAP.

IFRS includes an exemption for leases of low-value assets, where a lessee may elect to recognize lease payments on a straight- line basis over the lease term instead of capitalizing them on the balance sheet. This exemption can be elected on a lease-by-lease basis.

The following table presents the pro forma adjustments to reclassify Maersk Drilling’s historical interest on lease liabilities and depreciation on right-of-use assets to general and administrative expense and contract drilling services expense to align with Noble’s accounting treatment under U.S. GAAP:

	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020
Elimination of Maersk Drilling’s historical interest on lease liabilities	$834	$1,216
Elimination of Maersk Drilling’s historical depreciation on right-of-use assets	(4,929)	(7,063)
Reclassification of amounts to general and administrative expense	2,099	2,752
Reclassification of amounts to contract drilling services expense	3,664	5,527

(K) Special items

Maersk Drilling has historically chosen to present as a separate line item within its historical income statements called ‘special items’ that was intended to capture the impact from non-recurring, infrequent or unusual events on the statements of operations. Such presentation of special items is disallowed under U.S. GAAP. The following table presents the pro forma adjustments to reclassify Maersk Drilling’s historical expenses presented within special items to general and administrative expense and contract drilling services expense to align with Noble’s treatment of such items under U.S. GAAP:

	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020
Special items reclassified to general and administrative expense	$—	$1,773
Special items reclassified to contract drilling services expense	13,588	39,838

Total Maersk Drilling special items	$13,588	$41,611

(L) Impairment of property and equipment

Under IFRS, an asset must not be carried in the financial statements at more than the highest amount to be recovered through its use or sale. If the carrying amount of an asset exceeds the asset’s recoverable amount, the asset is deemed to be impaired and an impairment loss is recognized immediately in profit or loss and the value of the cash-generating unit, or the carrying amount of the asset, is reduced.

Under U.S. GAAP, an impairment loss is triggered for long-lived assets only if the asset’s, or asset group’s, carrying amount is not recoverable (i.e., the asset or asset group’s carrying amount is less than the undiscounted future cash flows expected to be derived from the asset or asset group). Additionally, the reversal of an impairment loss is not permitted. As a result of the differences in impairment calculation, an updated impairment test was prepared for Maersk Drilling as if U.S. GAAP method was applied in 2016 through 2021 to assess the effect of the different accounting treatment between IFRS and U.S. GAAP for impairment. 2016 was selected as the beginning period for the assessment because it was the earliest year in which an impairment on its property and equipment occurred and had a continuing impact on the balance as of September 2021. The analysis has been performed by adjusting the discount rate to zero percent in the impairment models that were used under IFRS and recalculating the impact on depreciation expense and deferred taxes for any impairments that would not have been recorded under U.S. GAAP.

The following table reflects the pro forma adjustments related to impairment to align Maersk Drilling’s historical treatment of impairment under IFRS to the treatment under U.S. GAAP, including (i) the elimination of any previously recognized impairment reversals (ii) adjusting the carrying value of the property and equipment and related depreciation expense to reflect impairment losses which would not have been recorded under U.S. GAAP and (iii) any related tax effects:

As of September 30, 2021
Pro forma Condensed Combined Balance Sheet
Increase to carrying amount of property and equipment	$3,751,931
Increase to accumulated depreciation	(746,147)
Decrease to deferred income tax assets	(9,266)
Increase to deferred income tax liabilities	74,512

	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020
Pro forma Condensed Combined Statements of Operations
Increase to depreciation expense	$165,704	$182,249
Eliminate historical impairment reversals	—	16,337
Remove historical impairment losses that would not have incurred under U.S. GAAP impairment model	—	(1,524,220)
Cumulative adjustment to income tax benefit (provision)	8,135	(16,774)

(M) Income Taxes

Reflects conversion adjustments recorded for tax positions that are not probable to be sustained under IFRS upon a tax audit and would therefore be fully reserved under U.S. GAAP. Under IFRS, such tax positions are recorded at either a weighted average or the most-likely outcome; whereas under U.S. GAAP, such positions are fully reserved.

Note 9. Business Combination Transaction Accounting Adjustments

The Business Combination transaction adjustments below are prepared based on the purchase price assumptions presented in Note 2, Business Combination with Maersk Drilling Merger and Estimated Purchase Consideration, and the assumption that Maersk Drilling shareholders will not opt for the cash consideration of up to $1,000 for each individual shareholder and $50.0 million in aggregate. The election of the cash consideration will impact the Pro Forma Financial Information as it relates to weighted average shares, loss per share, cash and equity. Such impact is further discussed in the relevant pro forma footnotes below.

Condensed Combined Statements of Operations

(AA) Depreciation and amortization

Reflects the removal of historical depreciation expense and the recording of the pro forma depreciation expense based on the estimated fair value of Maersk Drilling’s property and equipment upon the Business Combination. For pro forma purposes it is assumed that the Business Combination occurred on January 1, 2020. The pro forma adjustment to depreciation expense for the nine months ended September 30, 2021 and twelve months ended December 31, 2020 was calculated as follows:

	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020
Removal of historical depreciation expense	$(320,626)	$(454,335)
Pro forma depreciation expense	62,873	83,831

Pro forma adjustment for depreciation and amortization	$(257,753)	$(370,504)

Drilling equipment and facilities are depreciated using the straight-line method over their estimated useful lives as of the date placed in service or date of major refurbishment. Estimated useful lives of Noble’s drilling equipment range from three to thirty years. Other property and equipment is depreciated using the straight-line method over useful lives ranging from two to forty years.

(BB) General and administrative

Reflects the recognition of the following items in the pro forma statement of operations for the twelve months ended December 31, 2020:

(i) the incremental estimated transaction costs to be incurred directly in connection with the Business Combination, consisting primarily of legal and professional fees. Approximately $14.7 million and $30.0 million of estimated transaction costs are expected to be incurred subsequent to September 30, 2021 by Noble and Maersk Drilling, respectively, and such costs are reflected in the pro forma statement of operations for the twelve months ended December 31, 2020. For the nine months ended September 30, 2021, $0.8 million of transaction costs were incurred by Noble and none by Maersk Drilling. The costs above are not expected to recur any period beyond twelve months from the close of the Business Combination. For the twelve months ended December 31, 2020, no transaction costs related to the Business Combination were incurred by Noble or Maersk Drilling;

(ii) stock-based compensation expense of $2.1 million due to the accelerated vesting of Noble RSU Awards held by Noble’s non-employee directors in connection with the Business Combination; and

(iii) estimated expense of $11.5 million related to the cash-based bonus expected to be paid to executive officers and certain other employees of Maersk Drilling upon completion of the Business Combination. This estimate is preliminary and subject to change based on statutory and other legal contingency matters.

(CC) Weighted average shares outstanding and loss per share

As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

The table below presents the components of the numerator and denominator for the pro forma loss per share calculation for the periods presented:

	Assuming no Cash Consideration Election
	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020
Numerator
Net loss	$(3,821)	$(3,354,144)

Denominator
Basic and diluted shares(1):
Topco shares converted from Noble shares	60,168	60,168
Topco shares converted from vested Noble RSUs	79	79
Topco shares converted from Noble Penny Warrants	6,463	6,463
Topco shares converted from Maersk Drilling shares	66,631	66,631

Pro forma weighted average shares outstanding, basic and diluted	133,341	133,341

Net loss per share, basic and diluted	$(0.03)	$(25.15)

(1)

The diluted pro forma share count excludes potential dilutive instruments, such as Noble’s in-the-money warrants and unvested stock-based compensation and Maersk Drilling’s unvested stock-based compensation, because they are anti-dilutive for the periods presented due to the net loss position.

The pro forma loss per share calculation above assumed that Maersk Drilling shareholders will not opt for the cash consideration of up to $1,000 for each individual shareholder and $50.0 million in aggregate. If the maximum cash consideration is elected, the basic and diluted weighted average shares outstanding are estimated to be 131,198 and 131,198 for the nine months ended September 30, 2021 and the twelve months ended December 31, 2020, respectively, and the basic and diluted pro forma loss per share are estimated to be $0.03 and $25.57, respectively, for the corresponding periods. Such estimates are based on the same share price assumption used in estimating the preliminary purchase price consideration discussed in Note 2, Business Combination with Maersk Drilling and Estimated Purchase Consideration.

(DD) Interest expense

Reflects the elimination of Maersk Drilling’s historical amortization of deferred financing costs as a result of the elimination of deferred financing costs upon applying purchase accounting. No amortization of deferred financing costs would have been recorded during the nine months ended September 30, 2021 and twelve months ended December 31, 2020 had the Business Combination occurred on January 1, 2020.

(EE) Taxes

Reflects the pro forma adjustments to penalties and interest for tax contingencies booked as income tax benefit (provision) or contract drilling services expense as a result of the Business Combination. The income tax benefit (provision) impact was calculated by applying the appropriate statutory tax rates of the respective tax jurisdictions to which the pro forma adjustments relate.

Condensed Combined Balance Sheet

(FF) Cash and cash equivalents

Adjustment reflects (i) the payment of estimated transaction costs of $44.7 million for legal, professional and success fees incurred subsequent to September 30, 2021 by Noble and Maersk Drilling related to the Business Combination, (ii) the payment of $1.1 million to Noble’s non-employee directors due to the accelerated vesting of cash settled Noble RSU Awards in connection with the Business Combination, and (iii) the payment of $11.5 million related to the cash-based bonus expected to be paid to executive officers and certain other employees of Maersk Drilling upon completion of the Business Combination. This adjustment does not reflect the election of any cash consideration. If the Maersk Drilling shareholders opt for the maximum cash consideration of $50.0 million in lieu of Topco shares, the pro forma cash balance would be $607.4 million as of September 30, 2021.

(GG) Deferred costs

Represents the elimination of Maersk Drilling’s balances related to deferred costs on drilling contracts for items such as mobilization and precontract costs as a result of applying purchase accounting on a pro forma basis. These deferred costs are written off as there are no further performance obligations related to these costs.

(HH) Goodwill

Reflects goodwill due to the purchase price being greater than the fair value of the net assets and liabilities acquired. See Note 2, Business Combination with Maersk Drilling Merger and Estimated Purchase Consideration—Allocation of Purchase Price Consideration to Asset Acquired and Liabilities Assumed.

(II) Property and equipment, net

Represents the preliminary fair value adjustment to Property and equipment to reduce the historical net book value of Maersk Drilling’s floaters, jackup rigs and related equipment to fair value.

(JJ) Long-term debt

Represents the elimination of Maersk Drilling’s unamortized deferred financing costs as a result of applying purchase accounting on a pro forma basis.

(KK) Taxes

Reflects the pro forma adjustments to tax contingencies and income tax related accounts on the balance sheet as a result of the Business Combination.

(LL) Equity

The following adjustments were made to equity captions based on the Business Combination transaction:

Common stock:
Add: Topco converted shares (at par of $0.00001)	$(62,519)

Pro forma adjustment	$(62,519)

Additional paid-in capital:
Add: Topco shares issued (less par value) to acquire Maersk Drilling	$1,554,878
Add: Fair value of replacement Maersk Drilling RSU Awards attributable to the purchase price	3,776
Add: Unrecognized compensation costs for vested equity settled Noble non-employee director RSUs	1,018

Pro forma adjustment	$1,559,672

Retained earnings:
Remove Maersk Drilling balance	$(5,088,658)
Subtract: Estimated transaction costs for Business Combination. See adjustment (BB)	(44,669)
Subtract: Unrecognized compensation costs for vested cash settled Noble non-employee director RSUs	(2,123)
Subtract: Estimated Maersk Drilling cash-based transaction bonus	(11,500)

Pro forma adjustment	$(5,146,950)

These adjustments do not reflect the election of any cash consideration. If the Maersk Drilling shareholders opt for the maximum cash consideration of $50.0 million in lieu of Topco shares, the pro forma equity balance would be $2,990.7 million as of September 30, 2021.

Note 10. Minimum Acceptance Condition

In accordance with the Business Combination Agreement, the Minimum Acceptance Condition, where Topco acquires at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%), needs to be met in order to consummate the Business Combination. If more than 90% of the issued and outstanding Maersk Drilling Shares are acquired by Topco, Topco will redeem any Maersk Drilling Shares not exchanged in the Offer by Topco for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under the Compulsory Purchase. Accordingly, upon the consummation of the Business Combination, Topco may own 70% to 90%, or 100%, of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling.

The Pro Forma Financial Information presented above assumes that Topco acquires 100% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling at closing of the Business Combination. If only 70% or 90% of such shares and voting rights are acquired, Topco would recognize $0.5 billion or $0.2 billion, respectively, in noncontrolling interest on the unaudited pro forma condensed combined balance sheet as of September 30, 2021 with a corresponding reduction to additional paid in capital. The table below provides an analysis of the impact on the unaudited pro forma condensed combined statements of operations if only 70% or 90% of the outstanding Maersk Drilling Shares and voting rights of Maersk Drilling are acquired by Topco:

	Assuming 70% of Maersk Drilling Shares are acquired		Assuming 90% of Maersk Drilling Shares are acquired
	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020
Numerator
Net loss	$(3,821)	$(3,354,144)	$(3,821)	$(3,354,144)
Net income attributable to noncontrolling interest(1)	41,076	45,892	13,692	15,297

Net loss attributable to Topco shareholders	$(44,897)	$(3,400,036)	$(17,513)	$(3,369,441)

Denominator
Pro forma weighted average shares outstanding, basic and diluted, assuming 100% of Maersk Drilling Shares are acquired(2)	133,341	133,341	133,341	133,341
Less: Maersk Drilling Shares not acquired	(19,989)	(19,989)	(6,663)	(6,663)

Pro forma weighted average shares outstanding, basic and diluted	113,352	113,352	126,678	126,678

Loss per share, basic and diluted	$(0.40)	$(30.00)	$(0.14)	$(26.60)

(1)

Net income (loss) attributable to noncontrolling interest on a pro forma basis is calculated by applying 30% and 10%, respectively, of noncontrolling interest ownership to Maersk Drilling pro forma net income determined as follows:

	Assuming 70% of Maersk Drilling Shares are acquired		Assuming 90% of Maersk Drilling Shares are acquired
	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020	Nine Months Ended September 30, 2021	Twelve Months Ended December 31, 2020
Maersk Drilling Historical Adjusted (U.S. GAAP)	$(100,811)	$(136,566)	$(100,811)	$(136,566)
Business Combination Transaction Accounting Adjustments (Note 9)	237,730	289,539	237,730	289,539

Maersk Drilling pro forma net income	$136,919	$152,973	$136,919	$152,973

Noncontrolling interest ownership percentage	30%	30%	10%	10%

Net income attributable to noncontrolling interest	$41,076	$45,892	$13,692	$15,297

(2)

The diluted pro forma share count excludes potential dilutive instruments, such as Noble’s in-the-money warrants and unvested stock-based compensation and Maersk Drilling’s unvested stock-based compensation, because they are anti-dilutive for the periods presented due to the net loss position.

BUSINESS OF TOPCO BEFORE THE BUSINESS COMBINATION

The information provided below pertains to Topco prior to the Business Combination. As of the date of this proxy statement/prospectus and the exchange offer prospectus, Topco has not conducted any material activities other than those incident to its formation and to the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings, the establishment of Merger Sub and the preparation of this proxy statement/prospectus and the exchange offer prospectus. Upon the terms and subject to the conditions of the Business Combination Agreement, Noble and Maersk Drilling will effect a transaction, the result of which Topco will become the ultimate parent of Noble and Maersk Drilling. For information about Topco’s management, stock ownership and corporate governance following the Business Combination, please see the section entitled “Management of Topco After the Business Combination.”

Incorporation

Topco was formed as a public limited company under the laws of England and Wales on October 16, 2020 with an aggregate share capital of £50,000. On January 13, 2021, Topco re-registered as a private limited company. On September 1, 2021, Topco allotted one new ordinary share of £1.00 and subsequently, on the same date, reduced its share capital by cancelling 50,000 ordinary shares of £1.00 each. The current share capital of Topco is one ordinary share of £1.00. To date, Topco does not own any material business assets or operate any business.

Articles of Association

Prior to the consummation of the Business Combination, Topco’s current articles of association will be replaced in their entirety by the Topco Articles of Association as contemplated by the Business Combination Agreement and attached as Annex A to this proxy statement/prospectus. Topco’s current articles of association may be amended at any time prior to the consummation of the Business Combination by the passing of a special resolution by Topco’s sole shareholder, Noble Corporation Limited, and pursuant to the Business Combination Agreement or after consummation of the Business Combination by the passing of a special resolution by Topco’s then shareholders. Please see the section entitled “Description of Topco Securities.”

Name

Topco’s full legal name is Noble Finco Limited. Upon re-registration of Topco as a public limited company Topco will be renamed Noble Corporation Plc.

Financial Year

Topco’s financial year is currently the calendar year.

Subsidiaries

Merger Sub, a newly incorporated Cayman Islands limited liability company, is a wholly-owned subsidiary of Topco. As of the date of this proxy statement/prospectus and the exchange offer prospectus, Merger Sub has not conducted any material activities other than those incident to its formation and to the matters contemplated by the Business Combination Agreement.

Sole Shareholder

Noble Corporation Limited is currently the sole shareholder of Topco. In connection with the Business Combination, Noble shareholders will become shareholders of Topco pursuant to the Merger, and Maersk Drilling shareholders will become shareholders of Topco pursuant to the Offer.

Board of Directors

Topco has two directors, Robert W. Eifler and Richard B. Barker.

Legal Proceedings

As of the date of this proxy statement/prospectus and the exchange offer prospectus, Topco was not party to any material legal proceedings. In the future, Topco may become party to legal matters and claims arising in the ordinary course of business, the resolution of which Topco does not anticipate would have a material adverse impact on its financial position, results of operations or cash flows.

Employees

Topco currently has no employees.

BUSINESS OF MAERSK DRILLING AND CERTAIN INFORMATION ABOUT MAERSK DRILLING

For purposes of this section, “Maersk Drilling”, the “Maersk Drilling Group”, “we”, “our” or “us” refer to The Drilling Company of 1972 A/S, a Danish limited company, together with its subsidiaries.

Overview

The Maersk Drilling Group was established in 1972 as part of the Maersk Group and is incorporated in Denmark with its headquarters located in Lyngby, Denmark. The Maersk Drilling Group is a leading player in the offshore contract drilling industry providing offshore drilling services to E&P Companies in support of their (upstream) exploration and development activities. The value proposition of the Maersk Drilling Group revolves around a leading sustainability ambition, the delivery of safe, efficient, and reliable drilling services, primarily in harsh and deepwater environments; its business model is built upon multiple mutually-reinforcing components summarized as advanced technology, operational excellence, and customer-centricity. This has been developed over decades of working towards a vision of driving improved offshore well economics for customers.

As of September 30, 2021, the Maersk Drilling Group’s fleet comprised 19 rigs in two different operating segments (each segment is reported separately):

•

Jack-up rigs. Of the 11 jack-up rigs, the Maersk Drilling Group operates: (i) five ultra harsh environment jack-up drilling rigs—three are operating and two are preparing for contracts in the North Sea; (ii) five harsh environment jack-up rigs, of which two are operating in the UK part of the North Sea, one is operating in the Norwegian part of the North Sea, one is preparing for contract in the Dutch part of the North Sea, and one is stacked in Denmark; and (iii) one premium jack-up rigs which is operating in Brunei.

•

Floaters. Of the eight floaters, the Maersk Drilling Group operates: (i) four drillships, of which three are operating offshore West Africa in Ghana, Gabon and Angola, and one is operating in Surinam; and (ii) four semi-submersible rigs, of which two are operating in the Guyana-Surinam basin, one is operating in Australia and one is warm stacked in the Caspian Sea.

The benign jack-up rigs Maersk Completer (which was sold on January 7, 2020) and Maersk Convincer are not included in either segment and are reported under unallocated activities based on their different nature and limited materiality.

For the nine months ended September 30, 2021, jack-up rigs accounted for approximately 52% of total Maersk Drilling Group revenue and floaters accounted for 45% of total Maersk Drilling Group revenue (3% of total Maersk Drilling Group revenue was unallocated for the period). For the year ended December 31, 2020, jack-up rigs accounted for approximately 55% of total Maersk Drilling Group revenue and floaters accounted for 42% of total Maersk Drilling Group revenue (3% of total Maersk Drilling Group revenue was unallocated for the period).

Contract Drilling Services

The following section describes the Maersk Drilling Group’s customer base and its approach to early and continuous engagement with customers. Further, it provides a breakdown of revenue by customers and geography including an overview of the Maersk Drilling Group’s signed contracts.

Customer centricity

From the earliest stages of pre-bidding discussions through to formal tendering and eventually service delivery, the Maersk Drilling Group uses a customer-centric approach—focusing on the particular problems E&P Companies face and tailoring its offering to address them. This process is formalized through the Maersk Drilling

Group’s Customer Engagement Model—a structured, consistent process beginning with early engagement and concluding with negotiations and contract signing. By following the Customer Engagement Model, the Maersk Drilling Group links its value proposition with its customer’s key objectives, including low emissions solutions, reliability, efficiency, and safety. The result of this continuous focus on customers is a high level of customer satisfaction.

While the industry is still largely characterized by standard day rate charters, by working closely with customers to form longer-term partnerships the Maersk Drilling Group helping to set the future direction of the sector.

An example of such partnerships is the alliance with Aker BP, which aims at lowering the cost per barrel and increasing profitability for all alliance partners, including service partner Halliburton, through the implementation of digital solutions, increased collaboration efficiency, and standardization and simplification of processes. The alliance is formalized in a five-year agreement entered into in November 2017 which includes an option to extend for an additional five years (which options were exercised in 2021). Under this agreement, the Maersk Drilling Group has a preferential but non-exclusive right to provide for Aker BP’s jack-up rig requirements in Norway. In addition to establishing shared goals and incentives, the alliance also aims to integrate project organizations, align safety procedures and create a one-team mind-set. The Maersk Drilling Group believes it is positioned to benefit from higher utilization through preferential rights, and higher revenue and profits due to a commercial model where savings are shared.

Customer base

The Maersk Drilling Group’s customer base is comprised of blue-chip E&P Companies. The percentage of total Maersk Drilling Group revenue contributed by its largest customers is set forth in the table below.

Customer	% of Total Maersk Drilling Group Revenue Nine months ended September 30, 2021	% of Total Maersk Drilling Group Revenue Nine months ended September 30, 2020	% of Total Maersk Drilling Group Revenue Year ended December 31, 2020	% of Total Maersk Drilling Group Revenue Year ended December 31, 2019	% of Total Maersk Drilling Group Revenue Year ended December 31, 2018
Aker BP	22%	28%	27%	34%	24%
Total	22%	15%	15%	10%	20%
BP	11%	14%	15%	14%	15%
Eni	0%	0%	0%	5%	12%
Equinor	12%	10%	11%	13%	10%
Tullow	5%	6%	5%	6%	4%

Total	71%	74%	74%	82%	86%

The percentage of total revenue contributed by geographic region is set forth in the table below.

Region	% of Total Maersk Drilling Group Revenue Nine months ended September 30, 2021	% of Total Maersk Drilling Group Revenue Nine months ended September 30, 2020	% of Total Maersk Drilling Group Revenue Year ended December 31, 2020	% of Total Maersk Drilling Group Revenue Year ended December 31, 2019	% of Total Maersk Drilling Group Revenue Year ended December 31, 2018
South America	13%	8%	7%	3%	3%
North Sea	52%	56%	55%	65%	59%
Asia & Oceania (incl. Egypt)	18%	27%	28%	16%	20%
West Africa	16%	10%	10%	16%	18%

Total	100%	100%	100%	100%	100%

Tender process

The types of drilling projects that E&P Companies undertake vary greatly, depending on the project’s life cycle phase, magnitude, duration, and complexity. Considering the specifics of a given project, E&P Companies tailor and optimise their procurement process to ensure that they obtain competitive prices. E&P Companies often engage in “pre-bid” discussions with drilling contractors by issuing a Request for Interest (“RFI”) or organising informal pre-bid discussions. This allows E&P Companies to test the market before issuing a formal invitation to tender or starting direct negotiations. Such RFI/pre-bid discussions may lead the E&P Company to identify a preferred bidder in which case the process may switch to direct negotiations/award.

One of the key variables in invitations to tender is the lead time, i.e., the period between the tender date and the contract start date. During periods of substantial overcapacity shorter lead times are more common in the industry. Increasing or decreasing the lead time has an impact on the number of drilling contractors and available rigs competing for a particular project. E&P Companies typically have good knowledge of the current and future availability of rigs of the various drilling contractors and are able to manage their project portfolios to ensure that the desired number of competitors and rigs are available to take part in the tender. When demand for rigs is high and there is a risk that the desired rig(s) may not be available, E&P Companies may increase lead times to secure rigs several years in advance. Lead times of more than three years, which are not uncommon, allow drilling contractors to offer newbuilds against existing rigs.

The tender process may vary across E&P Companies, but typically includes the following steps:

•	Customers issue invitations to tender, commonly also referred to as requests for quotation (“RFQs”);

•	Drilling contractors submit their bids;

•	Customers issue requests for clarifications regarding the contractors’ bids;

•	Drilling contractors respond to requests for clarifications;

•	Drilling contractors organise rig inspections/visits;

•	The parties start commercial and contract negotiations; and

•	Customers award their contracts.

The main requirements included in the RFQs are (i) technical requirements relating to the rig (e.g., water depth, cantilever reach, drilling efficiency, etc.), (ii) operational systems and crew training, (iii) the contractor’s experience, reputation, and financial strength, (iv) the contract period during which the rig is required, (v) price, and (vi) pro forma drilling contract. The technical requirements may also be used by E&P Companies to pre-select drilling contractors or rigs competing for a particular project. In the vast majority of tenders, the RFQ rig specifications allow for different rig designs or different types of rig to compete. In other cases, customers may request a specific rig to be offered in a tender process.

After reviewing the drilling contractors’ bids, customers typically issue requests for clarification. Unsuitable bids, in particular rig specifications that are not capable of meeting the project’s technical requirements, or bids with unattractive commercial terms, are removed after the clarification stage. Another key criterion assessed by E&P Companies is performance requirements related to HSSE. Following this selection, there are generally a limited number of bids remaining for the customer to consider. E&P Companies then organise rig inspections and will start contract negotiation with remaining bidders, ultimately awarding the contract to the successful bidder.

A tender process generally lasts approximately six months.

Drilling Contracts

E&P Companies and drilling contractors enter into detailed contracts that specify, among other things, the job to be done, contract duration, options for additional work, the specifications of the rigs and equipment used, testing, day rates and other remuneration, liability, and insurance.

Drilling contracts describe in detail the type of equipment and drilling operations to be performed as well as the training and competence requirements for the personnel. Personnel accounts for a high share of operating costs.

The drilling contractor is commonly required to modify and upgrade the rigs for a particular project, often requiring a substantial capital investment. Payment for such modifications can either be included in the day rate or compensated by a lump sum payment. However, during weak market periods, such payments may not be fully compensated.

E&P Companies commonly ask for options to extend their drilling contract to include additional work. Such options expose the drilling contractor to significant risk as the E&P Company may decide not to exercise the option and the drilling contractor may, in the meantime, have had to decline other work. In order to mitigate this risk, options should be exercised with a reasonable notice. However, getting E&P Companies to agree to include adequate notice provisions is typically difficult to achieve in a weak market. The need for long notice periods reflects the long lead times that characterise the industry. Drilling rigs are often contracted long in advance of the date on which drilling commences and, without adequate notice periods for options, the drilling contractor’s ability to market the rig effectively for future contracts is compromised.

Day rates are typically payable from the contract start date until the rig’s demobilisation. The types of rates included in the contract vary for each drilling contract/customer. Day rates are usually denominated in U.S. dollars and include the use of the rig and its crew, but do not typically include most of the other third-party costs associated with drilling a well (e.g., casing, cementing, evaluation, etc.). The majority of contracts have day rates that are fixed over the contract term, though some agreements include clauses for price escalation under certain conditions such as a pronounced uptick in market rates. Some day rates are denominated in a combination of U.S. dollar and the local currency providing a material natural exchange rate hedge in case certain costs are paid in the local currency.

The contracted day rate is adjusted depending on the rig operations (e.g., drilling, moving, standby, etc.). The full day rate, which is referred to as the “operating rate”, is applied during the normal course of drilling operations. The other types of rates applied represent a proportion of the operating rate/full day rate, allowing the E&P Company to reduce payments made to the drilling contractor, for example, during periods where progress on the well is not being made, though not always due to reasons within the drilling contractor’s control.

Under the traditional day rate model, the operators’ expense is a direct function of the time required to drill to the geological target and complete the well. The outlay to the drilling contractor typically represents up to 50% percent of the total expenditure of a drilling campaign. As a result, operators are extremely focused on ensuring that the operation is completed as efficiently, predictably, and safely as possible.

The terms of the Maersk Drilling Group’s contracts can vary, but traditional standard day rate contracts typically contain the following commercial terms:

•

Payment of compensation to the Maersk Drilling Group is generally either in U.S. dollars or a split between local currency and U.S. dollars, and on a “day work” basis such that the Maersk Drilling Group receives a day rate that the drilling rig is under contract;

•	Contract duration is either “well-to-well”, “multiple-well” or “fixed-term” generally ranging from one month to several years;

•

For longer term contracts (those over 12 months in length) cost escalation clauses, which establish agreed annual rate increases typically linked to a relevant index to cover increases in the Maersk Drilling Group’s costs;

•	Some contracts provide price-escalation clauses linked to certain conditions, such as a pronounced uptick in market rates;

•

Provisions permitting early termination of the contract, for example (i) fixed-term contracts generally contain a termination provision such that a contract may terminate if drilling operations are suspended for extended periods as a result of force majeure events, (ii) automatic early termination option if the rig is lost or destroyed, or (iii) on occasion, termination at the convenience (without cause) of the customer (in certain cases obligating the customer to pay an early termination fee providing some level of compensation for the remaining term);

•	Renewable options for the benefit of the customers at either a fixed day rate or at a rate to be determined based on market conditions at the time of exercise of the renewal option;

•

Some contracts provide for separate lump-sum payments for rig mobilization and demobilization, and for equipment upgrades required to meet the operational needs of the programme (these are recognized by the Maersk Drilling Group as revenues and expenses over the period of the contract);

•	Some contracts provide for payments to cover the provision of additional catering or accommodation or third-party services by the Maersk Drilling Group; and

•

Some contracts provide for bonus mechanisms linked to the price of oil or rig performance in terms of time, efficiency and/or drilling-outcome measures such as reservoir targeting and low emissions goals.

In addition, the Maersk Drilling Group may be apportioned risk for environmental liabilities under its customer contracts. See also “Risk Factors—Risks Relating to the Maersk Drilling Group—The Maersk Drilling Group may be subject to liability under multifaceted environmental laws and regulations and contractual environmental liability, which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.”

A number of factors affect the Maersk Drilling Group’s ability to obtain contracts at profitable rates within a given region. Such factors, which are discussed further under “Risk Factors” include the long-term view of the price of oil and natural gas, which can affect E&P Companies’ activity levels; global political and economic factors, such as global production levels, government policies, political stability in oil producing countries, particularly in OPEC nations; and prices of alternative energy sources. Profitability may also depend on over- or under-supply of drilling units, location and availability of competitive equipment, the suitability of equipment for the project, comparative operating cost of the equipment, competence of drilling personnel and other competitive factors, as well as whether adequate compensation can be secured for the cost of moving equipment to drilling locations.

In terms of contracting strategy, during periods of strong demand, the Maersk Drilling Group seeks long-term contracts that may not feature short-term top-market day rates, but that are in place for an extended period. This offers greater revenue visibility and stability across cycle peaks and troughs. During periods of weak demand and declining day rates, the Maersk Drilling Group has historically prioritised keeping its rigs working, accepting shorter-duration contracts.

The Maersk Drilling Group has several contract negotiations ongoing as part the ordinary course of business and it is the intention to sign new contracts during 2022.

Operations

The following section describes the Maersk Drilling Group’s: (i) drilling fleet, (ii) employees and training, (iii) operational processes and systems, (iv) cost efficiency of operation, and (v) HSSE.

Drilling Fleet

Jack-up rigs

As of December 31, 2020, the Maersk Drilling Group’s jack-up rig fleet consisted of:

Rig name	Delivery year	Rig Water Depth (feet)	Rig type	Country	Status[1]
MÆRSK INNOVATOR	2003	492	Ultra harsh environment	Denmark
MÆRSK INSPIRER	2004	492	Ultra harsh environment	Norway	Sold
MAERSK INTREPID	2014	492	Ultra harsh environment	Norway
MAERSK INTERCEPTOR	2014	492	Ultra harsh environment	Denmark
MAERSK INTEGRATOR	2015	492	Ultra harsh environment	Norway
MAERSK INVINCIBLE	2016	492	Ultra harsh environment	Norway
MAERSK HIGHLANDER	2016	400	Harsh environment	UK
MÆRSK GALLANT	1993	394	Ultra harsh environment	UK	Sold
MAERSK GUARDIAN	1986	350	Accomodation	Denmark	Sold
MAERSK REACHER	2009	350	Ultra harsh environment	Norway
MAERSK RESOLUTE	2008	350	Harsh environment	Denmark
MAERSK RESOLVE	2009	350	Harsh environment	Denmark
MAERSK RESILIENT	2008	350	Harsh environment	NL
MAERSK CONVINCER	2008	375	Premium	Brunei

(1)

Rigs listed as “active” are operating, preparing to operate or under contract; rigs listed as “available” are actively seeking contracts and may include those that are idle or warm stacked; rigs listed as “shipyard” are in a shipyard for construction, repair, refurbishment or upgrade; rigs listed as “stacked” are idle without a contract and have reduced or no crew and are not actively marketed in present market conditions; rigs listed as “sold” have been sold to a third party since December 31, 2020.

The Maersk Drilling Group’s jack-up rigs are capable of drilling wells to maximum depths ranging from 25,000 to 40,000 feet and in maximum water depths ranging from 300 to 492 feet, depending on rig size, location, and outfitting. Each jack-up rig is designed with a hull that is fully equipped to serve as a drilling platform supported by three independently elevating legs. The rig is towed to the drilling site where the legs are lowered into and penetrate the ocean floor, and the hull raises itself out of the water up to the elevation required to drill the well using a self-contained rack and pinion system.

From time to time, jack-up rigs may be utilised as accommodation units or for non-drilling services.

The Maersk Drilling Group’s four newest rigs, Maersk Intrepid, Maersk Interceptor, Maersk Integrator, and Maersk Invincible (XLEs) have been custom-designed to set new industry standards within the category of ultra harsh jack-up rigs. Compared to standard jack-up rigs, they operate with increased efficiency and incorporate a host of improved technical capabilities, permitting for faster drilling processes, faster in-field rig moves and many other operational advantages. Also, low-emission technology has been installed on Maersk Intrepid and Maersk Integrator to reduce fuel consumption and CO2 and NOx emissions.

The average age of the Maersk Drilling Group’s jack-up fleet as of mid-2021 was 11 years, compared to an overall industry average of 19 years.

Currently the Maersk Drilling Group owns and operates five GustoMSC CJ-70 jack-up rigs out of a global fleet of eleven. These rigs are the largest and most efficient jack-up rigs in the global jack-up fleet. Increasing size has also been accompanied by continuous on-rig innovations, which have been adopted by the wider industry including, for example, the use of an XY cantilever to provide larger longitudinal and transverse reaches, higher load capacity over the full drilling envelope, and simplified blowout preventer handling which resulted in reduced cost and non-productive time for E&P Companies.

The Maersk Drilling Group’s specialised fleet of harsh environment rigs have a track record of significant accomplishments, including the most experienced jack-up driller in Norway, having drilled over 450 wells since 1990. In addition, the Maersk Drilling Group has drilled the deepest, highest temperature and pressure well ever drilled in Norway (exceeding 16,000 psi BHP).

Floaters

As of December 31, 2020, the Maersk Drilling Group’s floater fleet consisted of:

Rig name	Delivery year	Rig Water Depth (feet)	Rig type	Country	Status[1]
MÆRSK DEVELOPER	2009	10000	Semi-submersible – 6G	Suriname
MÆRSK DELIVERER	2010	10000	Semi-submersible – 6G	Australia
MAERSK DISCOVERER	2009	10000	Semi-submersible – 6G	Trinidad
MAERSK EXPLORER	2003	3280	Semi-submersible – 5G	Azerbaijan
MAERSK VIKING	2014	12000	Drillship – 7G	Malaysia
MAERSK VALIANT	2014	12000	Drillship – 7G	GoM
MAERSK VENTURER	2014	12000	Drillship – 7G	Canary Island
MAERSK VOYAGER	2015	12000	Drillship – 7G	Angola

(1)

Rigs listed as “active” are operating, preparing to operate or under contract; rigs listed as “available” are actively seeking contracts and may include those that are idle or warm stacked; rigs listed as “shipyard” are in a shipyard for construction, repair, refurbishment, or upgrade; rigs listed as “stacked” are idle without a contract and have reduced or no crew and are not actively marketed in present market conditions.

Ultra-deepwater drillships are self-propelled vessels equipped with computer-controlled dynamic-positioning systems, which allow them to maintain position without anchors in severe weather conditions with waves of up to 36 feet and wind speeds of up to 85 feet per second through the use of their on-board propulsion and station-keeping systems. Drillships have greater variable loading capacity than semi-submersible rigs, enabling them to carry more supplies on board and, thus, are better suited for drilling in deepwater in remote locations.

The Maersk Drilling Group’s drillships are equipped with two drilling stations within a single derrick allowing the drillships to perform preparatory activities off-line and potentially simultaneous drilling tasks during certain stages of drilling, subject to legal restrictions in certain jurisdictions, enabling increased drilling efficiency particularly during the initial stages of a well. In addition, the Maersk Drilling Group’s drillships are equipped to drill in 12,000-foot water depths, are equipped with 2,500,000-pound hook load capability, and are capable of drilling high pressure/high temperature wells to 40,000-foot depths. Three out of the Maersk Drilling Group’s four drillships are equipped with two fully redundant blowout preventers, which significantly reduce non-productive time associated with repair and maintenance. In addition, each drillship is prepared for installation of an active-heave crane for simultaneous deployment of subsea equipment. The sum total of these and other advanced features helps drive the demand for the Maersk Drilling Group’s drillships.

The mid-water semi-submersible in the fleet, Maersk Explorer, began drilling in the Caspian Sea in 2003. The Caspian Sea is a confined sea and there are thus significant barriers to entry. The Maersk Drilling Group’s three ultra-deepwater semi-submersibles are capable of drilling up to 30,000 feet into the sub-soil measured from the seabed and in ultra-deep waters up to 10,000 feet using dynamic positioning, and in mid-water depths down to 350 feet using a mooring system. This makes these semi-submersibles particularly well-suited to drilling a combination of both deep-water and mid-water wells, which cannot be drilled by drillships nor jack-up rigs due to their water-depth restrictions in areas such as the Mediterranean and South East Asia.

The Maersk Drilling Group’s three ultra-deepwater semi-submersibles have offline capabilities similar to those of the drillships, designed to support efficient and safe operations. They include a number of features which are designed to enhance the rigs’ flexibility by making multiple concurrent activities possible. Back-up facilities and solutions are generally provided to reduce the impact of equipment failures, and the hull design and layout are based on the operational experience of various deepwater operators and third-party system suppliers.

The Maersk Drilling Group’s floater fleet also has track record of significant accomplishments, including a record as of 2021 set by the drillship Maersk Voyager for drilling a well in the deepest water ever drilled at 11,900 feet water depth for TotalEnergies offshore Angola. The previous world record was 11,150 feet water depth, set by Maersk Voyager’s sister drillship Maersk Venturer when it drilled the Raya-1 well for TotalEnergies offshore Uruguay in 2016.

The Maersk Drilling Group’s floater fleet is relatively young, with an average age of 11 years for its floaters as of mid-2021, compared to an overall industry average floater age of 13 years.

Employees and Training

For the period ended September 30, 2021 the Maerk Drilling Group had an average of 2,524 full time employees worldwide. For the year ended December 31, 2020, the Maersk Drilling Group had an average of 2,594 full time employees, compared to 2,675 and 2,854 for the years ended December 31, 2019 and 2018, respectively. Certain of its employees and contractors in international markets, such as Norway and to a lesser extent Denmark, are represented by labor unions and work under collective bargaining or similar agreements, which are subject to periodic renegotiation.

The following table sets forth the average number of the Maersk Drilling Group’s employees by location for the period and years ended September 30, 2021, December 31, 2020, 2019 and 2018.

	Year ended December 31,
Region	2021 Q3	2020	2019	2018
Europe	1546	1752	1798	1,869
Africa	254	98	264	484
Asia	272	360	387	399
North America	16	24	36	70
South America	171	217	87	32
Oceania	49	46	38
Relief pool/coaches	217	97	66

Total	2524	2594	2675	2,854

The following table sets forth the average number of the Maersk Drilling Group’s employees by business activity for the period and years ended September 30, 2021, December 31, 2020, 2019 and 2018.

	Year ended December 31,
Business Activity	2021 Q3	2020	2019	2018
Jack-up Rigs	886	1110	1253	1,315
Floating Rigs	633	580	580	794
Onshore	789	808	776	745
Relief pool/coaches	217	97	66

Total	2524	2594	2675	2,854

The figures included in the tables above represent the average number of employees for the years ended. The number of employees at any given time throughout the year can fluctuate greatly depending on the number of rigs then in operation.

In terms of the geographic location of employees—the Maersk Drilling Group aims to move beyond a ‘compliance mindset’ of local-content requirements, which typically involve mandates on local hiring. It is at the core of the Maersk Drilling Group’s values to develop local employees and transfer knowledge to local communities.

The Maersk Drilling Group’s employees are critical to its successful operations. The Maersk Drilling Group provides three key pillars of training to ensure it is able to meet customer demands:

•	Compliance training: to meet regulatory and client-specific requirements;

•	Procedural training: to ensure that employees are capable of working with the Maersk Drilling Group’s operating procedures and systems;

•	Value and leadership training: to foster consistently-high performance and behavior in accordance with the Maersk Drilling Group’s values and culture.

The training programme is underpinned by the Competence Assurance System, whereby individual profiles are maintained, tracked, and verified based on their respective job activities.

Operational Processes and Systems

The organisation of the Maersk Drilling Group is designed to enable excellent service delivery by allowing rig managers to focus on the customer, while centralising shared activities across similar asset types. Under this structure, three specialised asset teams serve as a single point of contact for their respective “portfolio” of individual rigs, eliminating interface complexity. The locally-based individual rig managers serve as the customers’ key point of contact and are measured on performance and customer satisfaction.

The Maersk Drilling Group creates value with its customers through a unique service delivery concept where it customises safe and efficient drilling services. the Maersk Drilling Group builds its service around its highly skilled and committed work force, its state-of-the-art offshore drilling rigs, and its 48 years of experience of operating in the most challenging environments. The Maersk Drilling Group’s operations are formalised in a Service Delivery Model, comprising of six steps:

•	Aligning service delivery: showcasing how the rig can be best utilized, and matching service-delivery plans with customers’ expectations;

•	Well plan optimization: applying the Maersk Drilling Group’s best practices to the customers’ well plan and helping to identify and mitigate potential risks;

•	Performance planning: agreeing on performance targets and establishing a foundation for future performance evaluations;

•	Joint mobilization and integration: focusing on building a relationship with the customer and supporting crew performance while continuing to anticipate risks to plan;

•	Operations: delivering services underpinned by Plan-Do-Study-Act (“PDSA”) as described above;

•	After-action review: identifying learnings and areas for potential improvement and exploring opportunities for future drilling projects.

One key aspect of the delivery model, called “Plan Do Study Act”, also known as PDSA, is an application of lean manufacturing in drilling operations. Lean manufacturing is a concept that eliminates manufacturing activities or actions that add no real value to the product or service. PDSA focuses on continuous improvement in daily operations through analysis and learning and encourages a structured approach to daily operations and emphasises proper planning of the job, thorough execution and making appropriate adjustments based on any learnings once the job is finished.

A second key aspect involves deliberate “Performance Planning” prior to commencing operations. Performance planning is intended to identify areas in the sequence of operations that potentially pose risks or opportunities and therefore deserve additional scrutiny. For example, by “drilling a well on paper” prior to the start of a campaign, a team may identify an opportunity for improved efficiency by resequencing certain activities between multiple wells in a shared slot.

By consistently adhering to this Service Delivery Model, the Maersk Drilling Group is able to deliver wells more safely, efficiently, and reliably than industry standards.

The Maersk Drilling Group’s systems and processes are designed for the benefit of both the customer and the Maersk Drilling Group for business optimisation and the ability to respond quickly to changing operations. As an example, the Maersk Drilling Group has established rig down response support from key vendors and the Maersk Drilling Group holds minimum stock levels for certain inventory items aboard the rigs, as well as critical spare parts that are available in its onshore warehouses, reducing the overall cost and downtime of supporting operations.

The Maersk Drilling Group relies on information technology systems to communicate with its drilling fleet and conduct its business. The Maersk Drilling Group has implemented customary virus control systems and access control systems, and continuously evaluates its information technology and information security. Information technology systems that support for instance maintenance processes are implemented so that each drilling rig’s system is operative independently of whether the central system is operative or not (replication technology). The Maersk Drilling Group also relies upon security measures and technology to securely maintain confidential and proprietary information maintained on its information technology systems. See “Risk Factors—Risks Relating to the Maersk Drilling Group—The Maersk Drilling Group’s success depends to a large extent on IT systems, and the occurrence of an attack or other IT systems incident or break down could result in operational disruption, theft or data corruption and could cause financial or reputational harm to the Maersk Drilling Group”.

Cost Efficiency of Operation

The Maersk Drilling Group adapts its business in accordance with changing industry dynamics to accommodate the environment in which it operates. Over the course of the past years, the industry has undergone shifting contract lengths, impacting the way in which the Maersk Drilling Group operates. Primarily, the changing industry dynamics require drilling companies to become more agile and cost efficient; correspondingly, key differentiating factors towards customers are reactivation and mobility, which in turn support the Maersk Drilling Group’s ability to remain competitive.

The Maersk Drilling Group’s organization remains well-invested and without compromise to operational excellence despite these cost reductions.

The Maersk Drilling Group has further pursued innovation-driven efficiency through its relationships with its supplier partners. The Maersk Drilling Group has partnered up with General Electric Company with a view to boosting efficiency through the collection of big data and is testing new innovative approaches in partnership with National Oilwell Varco, Inc. to optimize drilling productivity and reduce total well cost for the E&P Companies.

Market conditions have forced the Maersk Drilling Group to “warm-stack” or “cold-stack” rigs to reduce costs during extended periods between contracts. The decision on the level of stacking, warm or cold, is continually reviewed based on a full cost overview and market outlook for the specific rig. The Maersk Drilling Group’s cost efficiency initiatives have also been designed to significantly improve the efficiency of the stacking process, and despite a higher daily operating cost, warm stacking enables the Maersk Drilling Group to achieve a lower total cost of stacking and reactivation over cycles compared to a cold stacking strategy. Management believes this warm stacking strategy positions the Maersk Drilling Group well for a market rebound as it will be able to react quickly to market and customer demand, and deliver a high operational efficiency, lower incident rate and less non-productive time when back in operation.

The Maersk Drilling Group has driven down rig manning by deploying lean principles, particularly on floaters, for which standard rig manning procedures were adopted in connection with the entry into the deepwater segment. As staff costs comprise a considerable cost item in terms of total rig costs, initiatives designed to drive down rig manning have a potentially significant impact on costs relating to operating a rig. Rig manning reductions have primarily been achieved through the implementation of increased automation and streamlining of offshore processes.

The Maersk Drilling Group has also improved its ability to efficiently meet demand for relatively short-duration campaigns, via its ‘Smart Mobility’ program. This initiative enables fast, agile, and cost-efficient mobilization by adapting crewing, sourcing, and training procedures originally designed for multi-year contracts. The outcome is the ability to mobilize anywhere within three months, with standard crew principles and composition.

Sustainability

Maersk Drilling seeks to do business in a responsible and sustainable manner, acting with integrity and high standards of business ethics. Maersk Drilling wants to create value for energy companies by drilling high-quality wells in a safe, efficient, and reliable way, and it is the ambition of Maersk Drilling to be a leader in the drilling industry’s sustainability journey and help customers reduce emissions and other undesired impacts from exploration and well construction activities. In 2020, Maersk Drilling launched the offshore drilling industry’s most ambitious climate targets aiming for a 50% reduction in carbon intensity by 2030.

The Maersk Drilling Group’s ability to provide responsible, safe, efficient, reliable services is crucial to its future development. The Maersk Drilling Group continuously works to improve its efforts. The Maersk Drilling Group endeavors to develop governance structures, organizational competence, capacity and a leadership culture that promote the objective of maintaining the highest safety standards. Through this approach, the Maersk Drilling Group aims to safeguard the health of all people involved in its operations, reduce environmental risks through effective risk management, and develop a quality culture in which tasks are performed right the first time and in which the goal is to constantly strive to add value for customers. The highest priorities in all efforts are to manage risks and prevent injuries to personnel. Improved risk management and the strengthening of safety barrier management are important measures in order to ensure a high safety level and prevent major accidents. See “Risk Factors—Risks Relating to the Maersk Drilling Group—The Maersk Drilling Group’s business involves numerous operating hazards. If a significant accident or other event occurs and is not fully covered by the Maersk Drilling Group’s insurance policies or any enforceable or recoverable indemnity, it could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.”

The Maersk Drilling Group believes that, particularly after the Macondo incident in the Gulf of Mexico, the Maersk Drilling Group’s and its competitors’ records and ability to provide safe operations have become increasingly important to compete for and win contracts. Maintenance of a strong HSSE record acts as a high barrier to entry, limiting smaller and speculative providers’ participation in the market. Management believes that it has and will continue to benefit from this trend in view of its long and robust sustainability track record.

To support its sustainability efforts, the Maersk Drilling Group utilizes an integrated management system called SIRIUS which provides all employees and third parties access to safe and efficient process flows and reference documents that describe how activities are performed by the Maersk Drilling Group. The management system describes the overall processes necessary for effective management of the services and products provided to its customers. The system is built to support delivery of high efficiency, high quality and high HSSE performance and to support continuous improvement. SIRIUS is focused on transparency, simplicity, user friendliness and flexibility. SIRIUS enables the Maersk Drilling Group to realize its strategy by providing consistency, efficiency, and transparency within its operations. It is designed to comply with the following standards: (i) ISO 9001, (ii) OHSAS 18001, (iii) ISO 14001, (iv) IMO ISM Code, (v) IMO ISPS Code and (vi) API Q2. The content of the management system is categorized into four different groups, including:

•	Process Perspective (processes and reference documents describing how the Maersk Drilling Group performs activities);

•	Organization Perspective (organization charts, including job descriptions);

•	Manuals Perspective (manuals describing processes and activities of a more technical nature, or to comply with relevant legislation); and

•	Compliance Perspective (descriptions and links to various legal requirements and compliance standards).

SIRIUS is available to all employees via the online portal, with external users able to gain access via request.

The Maersk Drilling Group’s commitment to safety is evident in its lost time injury frequency (“LTIF”) and total recordable case frequency (“TRCF”). The LTIF represents the number, per million man hours, of on-the-job injuries that require a person to stay away from work for more than 24 hours. The TRCF represents the number of total reportable cases per million exposure hours worked during a given period. The Maersk Drilling Group’s LTIF and TRCF figures for 2020, 2019 and 2018 respectively were 0.44, 0.75 and 0.92 LTIF, and 2.63, 2.49 and 2.75 TRCF. According to the International Association of Drilling Contractors, an industry association, comparable figures for the wider industry for 2020, 2019 and 2018 were 0.35, 0.57 and 0.41 LTIF, and 1.44, 1.85 and 1.81 TRCF, respectively.

Legal

This section describes legal and other general matters relating to the Maersk Drilling Group, including insurance, material contracts entered into outside the ordinary course of business, government regulation, property, plants and equipment, intellectual property rights and legal proceedings, investigations and other regulatory matters.

Liabilities and Indebtedness

As of September 30, 2021, the Maersk Drilling Group had total outstanding interest-bearing debt with a carrying amount of $1.16 billion, comprising $872 million outstanding under the Syndicated Facilities Agreement and $290 million outstanding under the DSF Facility Agreement.

Syndicated Facilities Agreement

Maersk Drilling is the borrower and a guarantor under a term and revolving facilities agreement entered into with, inter alia, (i) DNB Bank ASA and Nordea Bank Abp, Filial i Norge as bookrunners, mandated lead arrangers and coordinators, (ii) BNP Paribas, Danske Bank A/S and ING Bank N.V. as bookrunners and mandated lead arrangers, (iii) Commerzbank Aktiengesellschaft and Nykredit Bank A/S as mandated lead arrangers, (iv) Barclays Bank PLC and Skandinaviska Enkilda Banken AB (publ) as lead arrangers, (v) Clifford Capital Pte. Ltd., Citibank N.A., Jersey Branch, JPMorgan Chase Bank, N.A., London Branch and Sumitomo Mitsui Banking Corporation Europe Limited as arrangers, (vi) certain of the subsidiaries of MDH as guarantors, (vii) the financial institutions listed therein as lenders (the “Syndicated Facilities Lenders”), and (viii) DNB Bank ASA as agent and security agent (as amended and supplemented from time to time, the “Syndicated Facilities Agreement”). The Syndicated Facilities Agreement is governed by English law.

The facilities under the Syndicated Facilities Agreement (the “Syndicated Facilities” and each a “Syndicated Facility”) consist of:

(i) a term loan facility (the “Term Loan Facility”) in an aggregate principal amount of $1,150,000,000 divided into a Facility A in an aggregate principal amount of $975,837,904 with a final maturity date on

December 14, 2023 and a Facility B in an aggregate principal amount of $174,162,096 with a final maturity date on December 30, 2025 (however, to be prepaid on 14 December 2023 in case: if (a) the outstanding installments at that time in respect of Facility A have not been extended or replaced by another term facility and (b) the Revolving Facility has not been extended or replaced by another revolving facility, in each case, by the date falling 90 days prior to December 14, 2023). Drawings under the Term Loan Facility must be made in USD; and

(ii) a revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $400,000,000. Drawings under the Revolving Credit Facility may be made in USD, EUR, DKK or other currencies approved by the relevant Syndicated Facilities Lenders.

The Term Loan Facility was drawn in full on December 14, 2018. Both facilities of the Term Loan Facility shall be repaid in quarterly installments commencing on June 30, 2019 and with a balloon payment on the respective maturity date of each facility.

Drawings under the Revolving Credit Facility are available on a revolving basis up to one month prior to the final maturity date of December 14, 2023 and proceeds under the Revolving Credit Facility will be used for general corporate purposes of the Maersk Drilling Group. As of the date of this hereof, the Revolving Credit Facility remains undrawn.

Interest is payable on a loan under Facility A of the Term Loan Facility at a rate per annum equal to the applicable trailing one-month LIBOR (by reference to the currency of that loan) plus a margin. The margin is subject to a margin ratchet which varies based on the ratio of the Maersk Drilling Group’s net-interest-bearing debt to its EBITDA. As at September 30, 2021, the margin under Facility A of the Term Loan Facility was 2.75%.

Interest is payable on a loan under Facility B of the Term Loan Facility at a fixed rate of 4.02% per annum.

The interest payable on any loan under the Revolving Credit Facility for each interest period is the applicable trailing one-, three-, six- or such other number of months as agreed LIBOR (by reference to the currency of that loan) plus a margin, plus a utilization fee. The margin is subject to a margin ratchet which varies based on the ratio of the Maersk Drilling Group’s net-interest-bearing debt to its EBITDA. As at September 30, 2021, the margin under the Revolving Credit Facility was 2.45%.

The Syndicated Facilities are secured by (i) first priority mortgages over 17 of the Maersk Drilling Group’s 19 rigs/vessels (the “Syndicated Collateral Rigs”), (ii) first priority assignments of insurance in relation to the Syndicated Collateral Rigs, (iii) first priority pledges of certain bank accounts, and (iv) first priority share pledges in relation to the group members which are the owners of the Syndicated Collateral Rigs and certain material intra-group charterers in respect of the Syndicated Collateral Rigs. In certain circumstances, earnings in respect of employment contracts for the Syndicated Collateral Rigs will be assigned in favor of the Syndicated Facilities Lenders.

In addition, on December 6, 2018 the parties to the Syndicated Facilities Agreement entered into an intercreditor agreement (the “Intercreditor Agreement”). The Intercreditor Agreement provides, inter alia, for the subordination of certain intra-group loans and that certain hedging liabilities shall benefit from the transaction security provided on a subordinated basis.

The Syndicated Facilities Agreement contains customary representations, covenants and undertakings (including on minimum requirements of the aggregate fair market value and insurance of the Syndicated Collateral Rigs, customary restrictions on the flag and classification society applicable to the Syndicated Collateral Rigs and restrictions on creating liens on the Syndicated Collateral Rigs) and events of default (in each case, subject to customary agreed exceptions, materiality tests, carve-outs and grace periods). In addition, the Syndicated Facilities Agreement contains financial maintenance covenants requiring Maersk Drilling to maintain: (i) a minimum free liquidity of not lower than $200 million; (ii) a leverage ratio (net-interest bearing debt to EBITDA) of less than 4.75:1; and (iii) an equity ratio (book equity to total assets) of a minimum of 35%, in each case throughout the tenor of the Syndicated Facilities.

In addition to scheduled repayment of principal, the Syndicated Facilities Agreement may become prepayable in whole or in part on the occurrence of certain customary events including a change of control of Maersk Drilling which will be triggered (the “Syndicated Facilities CoC Trigger”) if (i) any person or group of persons acting in concert other than APMH, A.P. Møller – Mærsk A/S, A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond or Den A.P. Møllerske Støttefond (the “Majority Shareholders”) gains control, directly or indirectly, of more than 50% of the voting and/or Shares of Maersk Drilling; or (ii) the Majority Shareholders cease to own, directly or indirectly, at least 20% of the voting and/or Shares of Maersk Drilling. In addition, the Syndicated Facilities Agreement provides for mandatory prepayment in part in certain circumstances upon the sale, total loss or arrest of a Syndicated Collateral Rig based on the market value of the relevant Syndicated Collateral Rig in proportion to the remaining Syndicated Collateral Rigs.

In relation to the Offer, Maersk Drilling has secured (on a bilateral basis) a Syndicated Facilities Consent Letter from each of the Syndicated Facilities Lenders pursuant to which such Syndicated Facilities Lenders have agreed to, inter alia (a) waive their rights in respect of the Syndicated Facilities CoC Trigger (including with respect to not requesting any cancellation and/or prepayment of commitments and outstanding loans), and (b) not to exercise or fail to exercise any right available to them under the Syndicated Facilities Agreement where such action or inaction could otherwise directly or indirectly have the effect of preventing or postponing the Business Combination or its timely implementation or consummation. Pursuant to each Syndicated Facilities Consent Letter, Maersk Drilling has agreed, in connection with the finalization of an amendment to the Syndicated Facilities Agreement the form of which is yet to be agreed, (i) to pay each consenting Syndicated Facilities Lender an amendment fee, and (ii) to include in the amendment agreement a step-up in the margin for each Syndicated Facility, which will gradually increase 12 months, 9 months and 6 months before the termination date of each Syndicated Facility. The agreements of the relevant Syndicated Facilities Lenders under each Syndicated Facilities Consent Letter are conditional on and subject to provision by Topco of a guarantee with respect to the payment obligations of the obligors under the Syndicated Facilities Agreement and the related finance documents, substantially in the form provided by the existing guarantors under the Syndicated Facilities Agreement. The Syndicated Facilities Lenders may also need to clear additional “know your customer” checks in relation to the Business Combination.

DSF Facility Agreement

Maersk Drilling is borrower and guarantor party to a $350 million term loan facility originally dated December 10, 2018 with, inter alia, Danmarks Skibskredit A/S as arranger, original lender and security agent (the “DSF Facility Agreement”). Maersk Drilling A/S, Maersk Drilling Deepwater A/S and Maersk Drillship IV Singapore Pte. Ltd. are original guarantors under the DSF Facility Agreement. The DSF Facility Agreement is governed by Danish law.

The facility under the DSF Facility Agreement consists of a term loan facility in an aggregate principal amount of $350,000,000 with a final maturity date on December 14, 2025 (the “DSF Facility”).

The DSF Facility has been drawn in full. The DSF Facility is required to be repaid in quarterly installments, which commenced on June 15, 2019 and will terminate with a balloon repayment on December 14, 2025.

The interest rate payable on a loan under the DSF Facility for each interest period is the applicable floating rate (by reference to the currency of that loan) plus a margin. The margin is subject to a margin ratchet which varies based on the ratio of the Maersk Drilling Group’s net-interest-bearing debt to its EBITDA (as defined in the DSF Facility Agreement).

The DSF Facility is secured by (i) a first priority mortgages on Maersk Developer, Maersk Voyager and Maersk Venturer (the “DSF Collateral Rigs”), (ii) a first priority assignment of insurance of the Collateral Rigs, (iii) a first priority pledge of certain bank accounts and (iv) a first priority share pledge in the owners of the DSF Collateral Rigs. In certain circumstances, earnings in respect of employment contracts for the Collateral Rigs has been or will be assigned in favor of the lenders under the DSF Facility Agreement.

In addition, the parties to the DSF Facility Agreement are party to a subordination agreement that provides for the subordination of certain intra-group loans originally dated December 12, 2018.

The DSF Facility Agreement contains customary representations, certain covenants and undertakings (including on minimum requirements of the aggregate fair market value and insurance of the DSF Collateral Rigs, customary restrictions on the flag and classification society applicable to the DSF Collateral Rigs and restrictions on creating liens on the DSF Collateral Rigs) and customary events of default (in each case, subject to customary agreed exceptions, materiality tests, carve- outs and grace periods). In addition, the DSF Facility Agreement contains financial maintenance covenants requiring Maersk Drilling to maintain: (i) a minimum free liquidity of not lower than USD 200 million; (ii) a leverage ratio (net-interest bearing debt to EBITDA) of not more than 4.75:1; and (iii) an equity ratio (book equity to total assets) of a minimum of 35%, in each case throughout the tenor of the facility.

In addition to scheduled repayment of principal, the DSF Facility Agreement may become prepayable in whole or in part on the occurrence of certain customary events including a change of control of Maersk Drilling which will be triggered (the “DSF Facility CoC Trigger”) if (i) any person or group of persons acting in concert other than APMH, A.P. Møller – Maersk A/S, Den A. P. Møllerske Støttefond and Hustru Chastine Mc-Kinney Møllers Fond til Almene Formaal (the “Majority Shareholders”) gains control, directly or indirectly, of more than 50% of the voting and/or shares of Maersk Drilling; (ii) the Majority Shareholders cease to own, directly or indirectly, at least 20% of the voting and/or Shares of Maersk Drilling, (iii) “Maersk” ceases, without the prior consent of the security agent under the DSF Facility Agreement, to form part of the name of (a) one or more of the DSF Collateral Rigs save where specifically required under a charter entered into for the relevant DSF Collateral Rigs and (b) the corporate name of either (i) Maersk Drilling A/S or (ii) another company, which is the direct or indirect holding company of the owners of the DSF Collateral Rigs and which is a direct subsidiary of Maersk Drilling, or (iv) APMH ceases to be represented in the board of directors of Maersk Drilling. In addition, the DSF Facility Agreement provides for mandatory prepayment in part in certain circumstances upon the sale, total loss or arrest of a DSF Collateral Rig based on the market value of the relevant DSF Collateral Rig in proportion to the remaining DSF Collateral Rigs.

By way of a waiver and amendment letter agreed in October 2021 (the “Waiver and Amendment Letter”) between Maersk Drilling and Danmarks Skibskredit A/S as lender and security agent under the DSF Facility Agreement regarding the Offer:

(a)

Danmark Skibskredit A/S has agreed not to exercise any rights in respect of the DSF Facility CoC Trigger (including with respect to not requesting any cancellation and/or prepayment of commitments and outstanding utilisations) under the DSF Facility Agreement, as such rights may arise pursuant to or as a result of the Offer or pursuant to its implementation or consummation;

(b)

with effect from, and subject to the occurrence of, the date of completion of the Offer, the DSF Facility CoC Trigger shall be amended so that a change of control under the DSF Facility Agreement will be triggered if:

(i)	any person or group of persons acting in concert other than the Majority Shareholders gains control, directly or indirectly, of more than 50% of the voting and/or ordinary shares of Topco;

(ii)	Topco ceases to own, directly or indirectly at least 50.01% of the voting and/or ordinary shares of Maersk Drilling;

(iii)	the Majority Shareholders cease to own, directly or indirectly, at least 20% of the voting and/or ordinary shares of Topco; or

(iv)	APMH ceases to be represented in the board of directors of Topco; and

Danmarks Skibskredit A/S’ undertakings under the Waiver and Consent Letter (as set out above) are subject to the condition that Topco shall no later than the date of completion of the Offer provide a unilateral guarantee with respect to the payment obligations of the obligors under the DSF Facility Agreement for the benefit of lenders under the DSF Facility Agreement, in form and substance equivalent to the guarantee granted by the other guarantors under the DSF Facility Agreement.

Furthermore, on, and subject to the occurrence of, the date of completion of the Offer:

(a)	Maersk Drilling shall pay to Danmarks Skibskredit A/S as security agent (for the account of each lender) an amendment fee at the date of completion of the Offer;

(b)

the termination date of the DSF Facility Agreement is shortened to December 14, 2023. However, the quarterly installments under the DSF Facility have not been adjusted, implying an increased balloon payment payable on the revised termination date;

(c)

changes to the margin ratchet which however will still be based on the ratio of the Maersk Drilling Group’s net-interest-bearing debt to its EBITDA (as defined in the DSF Facility Agreement). Furthermore, the margin to be based on the margin ratchet will gradually increase in the period from 12 months before the new termination date and then every 3 months until and including the date that is 6 months before the revised termination date.

Insurance

The Maersk Drilling Group maintains insurance coverage for damage to its drilling rigs, third-party liability, workers’ compensation and employers’ liability, sudden and accidental pollution and other types of loss or damage. The insurance coverage is subject to deductibles that must be met prior to any recovery. Additionally, the insurance is subject to exclusions and limitations, and the Maersk Drilling Group can provide no assurance that such coverage will adequately protect it against liability from all potential consequences and damages.

The Maersk Drilling Group’s current insurance policies provide coverage for loss or damage to its fleet of drilling rigs on an agreed value basis (which varies by unit) subject to a deductible of $7.5 million per occurrence. This coverage does not include damage to its rigs arising from a Gulf of Mexico named windstorm.

The Maersk Drilling Group can provide no assurance it will be able to secure coverage of a similar nature with similar limits at comparable costs when its coverage is due to be renewed.

See “Risk Factors—Risks Relating to the Maersk Drilling Group—The Maersk Drilling Group’s business involves numerous operating hazards. If a significant accident or other event occurs and is not fully covered by the Maersk Drilling Group’s insurance policies or any enforceable or recoverable indemnity, it could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.”

Governmental Regulation

Many aspects of the Maersk Drilling Group’s operations are subject to governmental regulation, including those relating to environmental protection and pollution control, licensing and permitting, equipment specifications, and training requirements. Changes in any of the applicable regulatory regimes could increase the costs of the Maersk Drilling Group’s operations and could reduce exploration activity in the areas in which it operates.

Environmental regulations are particularly numerous and stringent in the offshore industry. See “Risk Factors—Risks Relating to the Maersk Drilling Group—If the Maersk Drilling Group or its customers are unable to acquire or renew permits and approvals required for drilling operations or are unable to comply with regulations required to maintain such permits and approvals, the Maersk Drilling Group may be forced to suspend or cease its operations, and its profitability may be reduced.” For example, pursuant to the U.S. Clean Water Act, a National Pollutant Discharge Elimination Permit is required for discharges into the Gulf of Mexico. The permit holder is the designated responsible party for any environmental impacts that occur in the event of the discharge of any unpermitted substance, including a fuel spill or oil leak from an offshore installation such as a mobile drilling unit. The U.K. Offshore Safety Directive requires the Maersk Drilling Group to have an approved Oil Pollution Emergency Plan for each drilling unit operating in U.K. waters, and specifies additional regulations in European Union waters related to safety, licensing, environmental protection, emergency response and liability. Pursuant to the Danish Act on Offshore Safety a permit is required for the commencement of operations of certain facilities. For mobile non-production facilities, a permit can only be granted for a period of five years and a renewal hereof is subject to possible new terms set out by the relevant authority.

Additionally, pursuant to the International Maritime Organization (“IMO”), Maersk Drilling is required to have a SOPEP for each of its drilling units. Its SOPEP establishes detailed procedures for rapid and effective response to spill events that may occur as a result of its operations or those of the E&P Company. This plan is reviewed annually and updated as necessary. On-board drills are conducted periodically to maintain effectiveness of the plan, and each rig is outfitted with equipment to respond to minor spills.

As the designated responsible party, an E&P Company has the primary responsibility for spill response, including having contractual arrangements in place with emergency spill response organizations to supplement any on-board spill response equipment. Pursuant to its SOPEPs, the Maersk Drilling Group has certain resources and supplies on-board its drilling units to mitigate the impact of an incident until an emergency spill response organization can deploy its resources. However, the Maersk Drilling Group also has an agreement with an emergency spill response organization if an incident that exceeds the scope of on-board spill response equipment occurs. The Maersk Drilling Group’s primary spill response provider in the U.S. waters is National Response Corporation (“NRC”), a contracted oil spill response organization. NRC has been in business since 1992 and specializes in helping industries prevent and clean up oil and other hydrocarbon spills. The provider has represented it holds all necessary licenses, certifications and permits to respond to environmental emergencies in the Gulf of Mexico and maintains contacts with other response resources and organizations outside the Gulf of Mexico.

Oil and natural gas operations in many of the jurisdictions in which the Maersk Drilling Group operates are subject to regulation with respect to well design, casing and cementing and well control procedures, as well as rules requiring E&P Companies to systematically identify risks and establish safeguards against those risks through a comprehensive safety and environmental management system, or SEMS. Any serious oil and natural gas industry related event heightens governmental and environmental concerns and may lead to legislative proposals being introduced, which may materially limit or prohibit offshore drilling in certain areas. New regulations continue to be implemented, including rules regarding drilling systems and equipment, such as blowout preventer and well-control systems and lifesaving systems, as well as rules regarding employee training, engaging personnel in safety management and requiring third-party audits of SEMS programmes.

On July 28, 2016, BSEE published a final rule, Oil and Gas and Sulfur Operations in the Outer Continental Shelf-Blowout Preventer Systems and Well Control to implement recommendations of the Deepwater Horizon Commission. The regulations took effect on July 28, 2016, with a number of requirements to be phased in over several years.

A failure to comply with applicable environmental laws and regulations, or to obtain or maintain necessary environmental permits and approvals, or even an accidental release of oil or other hazardous substances in connection with the Maersk Drilling Group’s operations could subject the Maersk Drilling Group to significant administrative and civil fines and penalties, criminal liability, remediation costs, third party damages, and material adverse publicity, or may result in the suspension or termination of its operations, any or all of which could materially affect its financial position, operations and liquidity. The Maersk Drilling Group’s contracts typically allocate primary responsibility for environmental pollution resulting from the customer’s use of the Maersk Drilling Group’s rigs to the customer, and for pollution originating from the rigs to the Maersk Drilling Group. While the Maersk Drilling Group has traditionally been able to obtain some degree of contractual indemnification from its customers against liability for pollution, well, and environmental damage, such provisions may not provide complete protection to the Maersk Drilling Group from the potential costs associated with such liabilities. This may be because (i) the contractual indemnity provisions require the Maersk Drilling Group to assume a portion of liability, (ii) the Maersk Drilling Group’s customers may not have the financial resources necessary to honor the contractual indemnity provisions, and/or (iii) the contractual indemnity provisions may be unenforceable under applicable law. See “Risk Factors—Risks Relating to the Maersk Drilling Group—The Maersk Drilling Group may be subject to liability under multifaceted environmental laws and regulations and contractual environmental liability, which could have a material adverse effect on the Maersk Drilling Group’s business, financial condition, and results of operations.”

Regulatory compliance has and may continue to materially impact the Maersk Drilling Group’s capital expenditures and earnings, particularly in the event of an environmental incident. Given the state-of-the-art design of its floaters and high specification of its jack-up fleet, the Maersk Drilling Group’s management believes it is well positioned competitively to its peers to be able to comply with current and future governmental regulations.

Property, Plants and Equipment

The Maersk Drilling Group’s headquarters are located in Lyngby, Denmark. The Maersk Drilling Group also leases a number of other properties across the world of which the Norwegian office located in Stavanger, Norway and the Singaporean office located in Singapore are the most important.

The Maersk Drilling Group owns the property Dyrekredsen 20A, DK-5700 Svendborg, Egense By, Egense, a hotel connected to a training facility.

Other than the rigs owned and operated by the Maersk Drilling Group, see “—Drilling Fleet” above, and the spare parts of equipment owned to support the maintenance and operation of the rigs no individual property is considered material to the Maersk Drilling Group.

Intellectual Property Rights

The Maersk Drilling Group relies on a combination of intellectual property laws, confidentiality procedures and contractual provisions to protect its innovation and developments for future services and its brand.

The Maersk Drilling Group trademarks (for example, the trademarks “Maersk”, the Maersk blue color and the seven-pointed star as well as the “Maersk Drilling” trademark and company name) are not owned by the Maersk Drilling Group. A.P. Møller - Maersk A/S APMH and Maersk Drilling are parties to a Branding Agreement, dated April 2, 2019, regarding the Maersk Drilling Group’s use of a number of trademarks, names, vessels and rig names and other designations including “Maersk Drilling” as trademark and company name, the Maersk blue color and the seven-pointed star.

Topco has undertaken, within three months of the Closing of the Business Combination Agreement (or such later date as APMH may agree), to (i) amend the company name of Maersk Drilling and each of its subsidiaries (as applicable) to a name that does not include any IP licensed under the Branding Agreement (the “Licensed Branding”), or any name which is substantially or confusingly similar to any trademark included in the Licensed Branding (the “Licensed Trademarks”); (ii) rename all vessels and rigs to the extent necessary to omit any

Licensed Branding and any word or any name which is substantially or confusingly similar to any Licensed Trademark; (iii) remove any display of the Licensed Trademarks from all sites, buildings, plants and equipment, rigs, websites, products, and uniforms owned, operated or in any other way used or controlled by Topco or any of its subsidiaries; and (iv) transfer all Licensed Trademarks, to the extent required by the Branding Agreement. The Branding Agreement further sets out certain deadlines for the repainting of drilling vessels, subject to a number of practical reservations, with which Topco has agreed to comply.

The Maersk Drilling Group has several trademarks that are either currently registered or have applications pending.

The Maersk Drilling Group owns a number of patents. However, whenever the Maersk Drilling Group acquires a new rig from a supplier, a substantial percentage of the components and technology of the rig are protected by patents, held by the suppliers or sub-suppliers. As a result, the majority of the intellectual property rights relating to the Maersk Drilling Group are owned by the Maersk Drilling Group’s suppliers or sub-suppliers or covered by the Branding Agreement with Maersk Drilling Group and APMH.

Legal Proceedings, Investigations and Other Regulatory Matters

From time to time, the Maersk Drilling Group is involved in litigation matters and may be subject to fines, including in relation to HSSE matters, arising in the ordinary course of business. The Maersk Drilling Group’s management does not believe that any of the liabilities arising from the outcome of such matters, individually or in the aggregate, will have a significant effect on its financial position or profitability. The Maersk Drilling Group has not within the last twelve months from the date of this Listing Document been, and is not currently, party to any governmental, litigation, administrative, arbitration or dispute proceedings that could have, or have had in the recent past, a material adverse effect on the Maersk Drilling Group’s business, results of operations or financial condition. Management is not aware of any threatened or potential dispute or governmental proceeding that could have a material adverse effect on the Maersk Drilling Group’s business, results of operations or financial condition in the future.

MAERSK DRILLING’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “Maersk Drilling”, the “Maersk Drilling Group”, “we”, “our” or “us” refer to The Drilling Company of 1972 A/S, a Danish limited company, together with its subsidiaries.

The following discussion is intended to assist you in understanding the Maersk Drilling Group’s financial position and results of operations for periods included. The following discussion should be read in conjunction with the consolidated financial statements and related notes contained in this proxy statement/prospectus.

Executive Overview

The Maersk Drilling Group was established in 1972 as part of the Maersk Group and is incorporated in Denmark with its headquarters located in Lyngby, Denmark. The Maersk Drilling Group is a leading player in the offshore contract drilling industry providing offshore drilling services to E&P Companies in support of their (upstream) exploration and development activities. The value proposition of the Maersk Drilling Group revolves around a leading sustainability ambition, the delivery of safe, efficient, and reliable drilling services, primarily in harsh and deepwater environments; its business model is built upon multiple mutually-reinforcing components summarized as advanced technology, operational excellence, and customer-centricity. This has been developed over decades of working towards a vision of driving improved offshore well economics for customers.

As of September 30, 2021, the Maersk Drilling Group’s fleet comprised 19 rigs in two different operating segments (each segment is reported separately):

•

Jack-up rigs. Of the 11 jack-up rigs, the Maersk Drilling Group operates: (i) five ultra harsh environment jack-up drilling rigs—three are operating and two are preparing for contracts in the North Sea; (ii) five harsh environment jack-up rigs, of which two are operating in the UK part of the North Sea, one is operating in the Norwegian part of the North Sea, one is preparing for contract in the Dutch part of the North Sea and one is stacked in Denmark; and (iii) one premium jack-up rig which is operating in Brunei.

•

Floaters. Of the eight floaters, the Maersk Drilling Group operates: (i) four drillships, of which three are operating offshore West Africa in Ghana, Gabon and Angola, and one is operating in Surinam; and (ii) four semi-submersible rigs, of which two are operating in the Guyana-Surinam basin, one is operating in Australia and one is warm stacked in the Caspian Sea.

The benign jack-up rigs Maersk Completer (which was sold on January 7, 2020) and Maersk Convincer are not included in either segment and are reported under unallocated activities based on their different nature and limited materiality. Additionally, to the highlighted fleet size of 19 rigs Mærsk Inspirer was reported as asset held for sale end of September 30, 2021.

For the nine months ended September 30, 2021, jack-up rigs accounted for approximately 52% of total Maersk Drilling Group revenue and floaters accounted for 45% of total Maersk Drilling Group revenue (3% of total Maersk Drilling Group revenue was unallocated for the period). For the year ended December 31, 2020, jack-up rigs accounted for approximately 55% of total Maersk Drilling Group revenue and floaters accounted for 42% of total Maersk Drilling Group revenue (3% of total Maersk Drilling Group revenue was unallocated for the period).

Factors Affecting Results of Operations

The primary factors that have affected the Maersk Drilling Group’s results of operations during the years ended December 31, 2021, 2020 and 2019 and that can be expected to affect the Maersk Drilling Group’s results of operations in the future, are: (i) day rates and utilization; (ii) cost base; (iii) valuation of the fleet; (iv) customers’ exploration and production (“E&P”) spending including expiration and/or termination of existing contracts; and (v) currency.

Day Rates and Utilization

The main driver of revenue for oil and natural gas drilling service providers, such as the Maersk Drilling Group, is the ability of such providers to maximize both the day rates paid by customers and the utilization of the rigs and other equipment.

Day rates are generally linked to specific markets and types of oil field and can fluctuate widely, depending on the market where the equipment is operating. Operating day rates generally differ from customer to customer and from market to market. The general trend across both operating segments of the Maersk Drilling Group has been increasing operating day rates for the period since 2019 where the last legacy contracts from the very tight offshore drilling market in the period 2012-2014 came to an end. Since then Maersk Drilling has seen a market being challenged, especially in 2020 with declines in demand for offshore drilling rigs due to COVID-19 and the oil price collapse and peers emerging from Chapter 11 bankruptcy protection with rationalized fleets and balance sheets, followed then by a rapid broad-based recovery in 2021 caused by increasing oil prices and lower supply of rigs.

Utilization for the jack-up rigs segment decreased from 88% for the year ended December 31, 2019 to 62% for the year ended December 31, 2020 primarily as a result of an increase in idle days. Utilization for the floaters segment increased from 65% for the year ended December 31, 2019 to 66% for the year ended December 31, 2020, also caused by an increase in demand for deepwater units from the higher oil price combined with a reduced supply from fleet rationalizations.

Cost Base

Variables for the Maersk Drilling Group’s cost base include staff costs, including offshore crew and catering, and other external costs such as repair and maintenance, catering, and administrative costs. Staff costs include compensations for employee services, pensions, and other social contributions. Compensation is paid to or on behalf of employees in exchange for active services. Compensation includes wages and salaries, overtime payment, bonuses, compensated absence (for example, lieu days, holiday, maternity leave and sick leave), and non-monetary benefits, such as company car and medical care. Other costs include, amongst other items, overhead, facility, insurance and rentals.

Valuation of the fleet

The Maersk Drilling Group has one of the industry’s youngest and most advanced fleets comprising of 11 jack-up rigs and eight floaters. Rigs are geographically located worldwide and supported by the Maersk Drilling Group’s corporate structure with foreign subsidiaries and local branches, enabling the Maersk Drilling Group to service customers globally. Fleet locations and operations include West Africa, South East Asia, Australia, the Caspian Sea, the UK and Dutch continental shelf and the Norwegian part of the North Sea, where the Maersk Drilling Group is a market leader with six ultra harsh environment jack-up rigs able to operate in the Norwegian market and four harsh environment jack-up rigs able to work in Danish, UK and Dutch parts of the North Sea. The Maersk Drilling Group’s floaters are equipped with cutting edge dynamic positioning systems to accommodate fixed operations at depths of up to 3,500 meters during severe weather conditions with waves of up to 36 feet and wind speeds of up to 85 feet per second.

The Maersk Drilling Group has, like its competitors, been impacted by the 2020 simultaneous demand and supply shock. Measures to contain the spread of COVID-19 have led to an unprecedented decline in demand for oil and gas during 2020. The decline in oil prices has driven reductions in spending budgets by upstream oil and gas companies and consequently many exploration and developments projects were postponed, offshore rig tenders were cancelled, and existing drilling contracts were suspended or terminated – resulting in reduced demand for offshore drilling rigs.. Based on the challenging market conditions, the Maersk Drilling Group recognised impairment losses on its fleet, which in aggregate for the two segments (jack-up rigs and floaters)

amounted to USD 1,580 million for the year ended December 31, 2020 and USD 34 million for the year ended December 31, 2019 relating to a write down on the jack-up rig Maersk Completer in connection with an agreement to sell the rig for USD 38 million. Of the USD 1,580 million impairment losses for the year ended December 31, 2020, USD 734 million related to jack-up rigs and USD 846 million related to floaters (2019: USD 34 million related to jack-up rigs and USD 0 related to floaters).

Customers’ E&P spending including expiration and/or termination of existing contracts

The Maersk Drilling Group is exposed to its customers’ E&P spending.

For the year ended December 31, 2020, revenue from four international oil companies individually amounted to more than 10% of the Maersk Drilling Group’s revenue and represented, in aggregate, 69% of the Maersk Drilling Group’s revenue. These four international oil companies accounted for approximately USD 299 million, USD 169 million, USD 164 million and USD 121 million respectively in revenue. Two of these international oil companies were in the jack-up rigs segment, and the remaining two were in the floaters segment.

For the year ended December 31, 2019, revenue from four international oil companies individually amounted to more than 10% of the Maersk Drilling Group’s revenue and represented, in aggregate, 71% of the Maersk Drilling Group’s revenue. These four international oil companies accounted for approximately USD 418 million, USD 171 million, USD 162 million and USD 117 million, respectively. Two of these international oil companies were in the jack-up rigs segment, and the remaining two were in the floaters segment.

The Maersk Drilling Group’s contracts typically contain provisions permitting early termination. For example fixed-term contracts generally contain a termination provision such that a contract may terminate if drilling operations are suspended for extended periods as a result of force majeure events. Contracts also typically provide for automatic early termination option if the rig is lost or destroyed or, on occasion, termination at the convenience (without cause) of the customer. In the event of early termination (without cause) at the convenience of the customer, most contracts require the customer to pay an early termination fee. Such early termination payments may not fully compensate the Maersk Drilling Group for the full revenue loss of the contract and could result in the drilling rig becoming idle for an extended period of time.

Following the commencement of the COVID-19 pandemic in early 2020, a total of nine contracts were either terminated, suspended or postponed by the oil companies. The lost backlog following the terminations was approximately USD 0.2 billion and the estimated net effects on EBITDA before special items following the received termination fees were approximately USD 0.1 billion. This was mainly attributable to the termination of the Maersk Venturer operating for Tullow Oil offshore Ghana, with a lost backlog of approximately USD 160 million and a termination fee of only three months’ operating dayrate. The Maersk Drilling Group’s customers may be entitled to pay a waiting, or standby, rate lower than the full operational day rate if a drilling rig is unavailable to be fully operational for the customer. In addition, if a drilling rig is taken out of service for maintenance and repair for a period of time exceeding the scheduled maintenance periods set forth in the drilling contract, the Maersk Drilling Group may not be entitled to payment of day rates until the rig is able to work. If the interruption of operations were to exceed a determined period, the Maersk Drilling Group’s customers may have the right to pay a rate that is significantly lower than the waiting rate for a period of time or may terminate the drilling contracts related to the subject rig.

As set out in the Maersk Drilling Group’s current fleet overview, see “Business of Maersk Drilling and Certain Information about Maersk Drilling—Drilling Fleet”, the Maersk Drilling Group currently has three rigs warm-stacked and zero rigs cold-stacked. Decisions regarding warm stacking versus cold stacking are assessed on a case-by-case basis. Currently, all of the Maersk Drilling Group’s three stacked rigs are warm-stacked in order to improve the potential of market re-entry as well as minimize total costs over the cycle.

Currency

The Maersk Drilling Group’s financials are presented in U.S. dollars. Accordingly, fluctuations in the U.S. dollar exchange rate against other relevant currencies may affect the Maersk Drilling Group’s financial figures.

All material customer contracts are denominated in U.S. dollars, but are payable to the Maersk Drilling Group in a predetermined currency mix agreed upon with the customer. The currency mix specified in the customer contract states a percentage of the amounts due from the customer that are payable in U.S. dollars, and the remaining percentage is payable in local currency. The currency mix is structured to match the estimated local expenses as a type of natural hedge against local currency fluctuations. See “Risk Factors—Risks Relating to Maersk Drilling’s Business—The Maersk Drilling Group’s results are affected by fluctuations in foreign exchange rates”.

The currency of the Maersk Drilling Group’s operating expenditure is generally determined by contracts related to the operating expenses. Some contracts are denominated and payable in local currency. Others, such as vendors for maintenance, major capital expenditure contracts and insurance, are generally denominated in U.S. dollars and typically state what share of the value of the contract is payable in U.S. dollars and what share is payable in local currency. Crew salaries are paid in a mix of currencies with employees each having a set currency for payments, including euros, pounds sterling, U.S. dollars, Australian dollars, Norwegian kroner and Danish kroner. In addition, the majority of the Maersk Drilling Group’s debt interest payments are denominated and payable in U.S. dollars.

The Maersk Drilling Group operates worldwide and in this respect has operations in countries where the access to repatriating surplus cash can be challenging. In these countries, Management makes judgements as to how these transactions and balance sheet items are recognized in the financial statement. Judgement is based on the possibilities to repatriate cash. Cash kept in countries with limited access to repatriating surplus cash is subject to currency risks.

In order to manage foreign exchange rate exposure related to costs incurred in local currency, the Maersk Drilling Group has implemented a long-term hedging strategy, whereby costs associated with its head office in Denmark are hedged with financial transactions while in other jurisdictions the hedging strategy is to secure that customer contracts include an element of the contract value in the local currency of the relevant jurisdiction to match the local costs.

Contract Drilling Services Backlog

The Maersk Drilling Group maintains a backlog of commitments for contract drilling services. Its backlog reflects the revenue expected to be realized from future contract commitments for the rig fleet. Backlog is calculated by multiplying contract rates by the contract period, excluding any optional extension periods.

Despite challenging market conditions, Maersk Drilling managed to secure 26 new contracts and contract extensions during the first nine months of 2021 adding $934 million and 19 new contracts and contract extensions during 2020, adding $469 million (2019: $828 million; 2018: $503 million) to the contract backlog.

As of September 30, 2021, revenue backlog amounted to $1.5 billion (September 30, 2020: $1.5 billion). Subsequent to September 30, 2021, Maersk Drilling completed the divestment of Mærsk Inspirer. As a result of the transaction, Maersk Drilling’s contract backlog will be reduced. As of September 30, 2021, Maersk Drilling’s contract backlog would be $1.0 billion after excluding $420 million related to Mærsk Inspirer:

At the end of 2020, the contract backlog amounted to $1.3 billion (2019: $2.1 billion; 2018: $ 2.5 billion), of which $665 million was for execution in 2021:

Supported by the continued strong recovery of the oil and gas prices and based on bilateral customer dialogues, Maersk Drilling expects the demand pipeline in its key markets to further build up again in 2022 and 2023, partly due to projects originally scheduled for execution in 2020 and 2021 being postponed to 2022 and 2023.

As of September 30, 2021, excluding the Maersk Inspirer, the composition by customer of revenue backlog is as follows:

Repsol	34%
Inpex Aker BP	20 18	% %
Total	8%
Equinor	6%
Shell	5%
BP	5%
Others	4%

The amount of actual revenues earned and the actual periods during which revenues are earned may be materially different than the backlog amounts and backlog periods presented in the table above due to various factors, including, but not limited to, the impact of the COVID-19 pandemic and related mitigation efforts on the demand for oil, current oversupply of oil, shipyard and maintenance projects, unplanned downtime, achievement of bonuses, weather conditions, reduced standby or mobilization rates and other factors that may result in applicable dayrates lower than the full contractual operating dayrate. In addition, amounts included in the backlog may change because drilling contracts may be varied or modified by mutual consent or customers may exercise early termination rights contained in some of the Maersk Drilling Group’s drilling contracts. As a result, the Maersk Drilling Group’s backlog as of any particular date may not be indicative of its actual operating results for the periods for which the backlog is calculated.

Key Operating Metrics

	Nine months ended September 30,		Year ended December 31,
	2021	2020	2020	2019	2018
	USD million (except where otherwise indicated)
North Sea Jack-up rigs:
Revenue	496	453	608	800	840
Non-current assets(1)	1,615	1,941	1,831	2,663	2,716
No. of rigs at period end	11	13	13	13	13
Utilization	67%	65%	62%	88%	76%
Average day rates (USD thousands)	229	198	208	193	218
Financial uptime	99.0%	99.9%	99.8%	99.6%	99.2%

International Floaters:
Revenue	429	335	460	395	530
Non-current assets(1)	1,126	1,166	1,162	1,998	1,997
No. of rigs at period end	8	8	8	8	8
Utilization	82%	67%	66%	65%	62%
Average day rates (USD thousands)	238	240	239	220	293
Financial uptime	95.7%	97.7%	97.9%	97.1%	98.8%

(1)	Comprises intangible assets and property, plant and equipment.

Utilization is defined as the total number of days rigs are operating under contract, divided by the product of the total number of rigs, including cold/warm stacked rigs, and the number of calendar days in such period. Financial uptime is defined as the ratio of hours that can be invoiced for as a percentage of total hours in the period under contract with the customer.

Comparison of Result of Operations for the Nine Months Ended September 30, 2021 and September 30, 2020

Consolidated Income Statement

	For the 9 months ended 30 September
	2021	2020
	USD million
Revenue	946	810
Cost of sales (exclusive of depreciation and amortisation shown separately below)	(669)	(601)
Special items	(14)	(38)
Depreciation and amortisation	(167)	(231)
Impairment reversals (losses), net	11	(1,504)
Gain/loss on sale of non-current assets	18	(2)
Share of results in joint ventures	(1)	(1)

Profit/loss before financial items	124	(1,567)
Financial expenses, net	(46)	(54)

Profit/loss before tax	78	(1,621)
Tax	(18)	23

Profit/loss for the period	60	(1,598)

Earnings in USD per share of DKK 10 for the period	1.5	(38.6)
Diluted earnings in USD per share of DKK 10 for the period	1.4	(38.6)

Revenue

	Nine months ended September 30,
	2021				2020
	North Sea Jack-ups	International Floaters	Other	Total	North Sea Jack-ups	International Floaters	Other	Total
	USD million
Composition of revenue
Day rate revenue	399	339	19	757	403	285	17	705
Other revenues	97	90	2	189	50	50	5	105

Total	496	429	21	946	453	335	22	810

Type of revenue
Services component	260	296	15	571	211	252	19	482
Lease component	236	133	6	375	242	83	3	328

Total	496	429	21	946	453	335	22	810

Revenue from drilling activities typically comprises fixed amounts for each day the rig is under contract differentiated by the activities undertaken (“day rate revenue”) and other revenue components such as COVID-19 compensations, lump sum payments for rig mobilization and demobilization and payments for investments in equipment or rig upgrades required to meet the operational needs of the drilling campaign, both of which are amortized over the contract period; bonuses linked to performance in terms of time, efficiency or drilling outcome measures such as reservoir targeting; or payments for third-party services to be delivered by Maersk Drilling.

Revenue for the nine months ended September 30, 2021 was $946 million compared to $810 million for the nine months ended September 30, 2020, positively impacted by higher utilization in the International segment, since all seven 6G and 7G deepwater units were on contract during the first three quarters of 2021. During 2020, contracts were terminated due to COVID-19 and utilization dropped to 49% in for the nine months ended September 30, 2020. In addition to higher utilization, dayrate adjustments were made to compensate for crew overtime due to COVID-19 and performance-based revenue was earned after the COVID-19 disruptions. The average day rate was $223,000 in the nine months ended September 30, 2021 compared to $192,000 in the nine months ended September 30, 2020.

Revenue in the North Sea segment of $496 million in the nine months ended September 30, 2021 compared to $453 million in the nine months ended September 30, 2020 was positively impacted by slightly higher utilization, and performance-based revenue and a higher average dayrate. Financial uptime remained high at 99.0% in the nine months ended September 30, 2021 compared to 99.9% in the nine months ended September 30, 2020. The average day rate of $229,000 in the nine months ended September 30, 2021 compared to $198,000 in the nine months ended September 30, 2020 was positively impacted by performance bonuses for drilling ahead of schedule and additional revenue received for COVID-19 related costs being recharged to customers.

Revenue in the International floater segment of $429 million in the nine months ended September 30, 2021 increased compared to $335 million in the nine months ended September 30, 2020, primarily due to better average day rates and a higher activity level, reflected in significantly more contracted days. Contracted days increased to 1,791 days (1,444 days in the nine months ended September 30, 2020) reflecting a utilization of 82% (67% in the nine months ended September 30, 2020). The financial uptime in the nine months ended September 30, 2021 reached 95.7% compared to 97.7% in the nine months ended September 30, 2020 supported by continued strong operational performance throughout the COVID-19 pandemic but negatively impacted by the unscheduled maintenance down-time on Maersk Deliverer during Q1 2021. The average day rate was almost unchanged at $238,000 in the nine months ended September 30, 2021 compared to $240,000 in the nine months ended September 30, 2020.

Cost of sales

Cost of sales include operating costs; innovation costs; and sales, general and administrative costs (SG&A):

	For the 9 months ended 30 September
	2021	2020
	USD Million
Operating costs	609	543
Innovation	4	4
Sales, general and administrative costs	56	54

Total costs	669	601

Despite cost reduction measures initiated, cost of sales increased to $669 million in the nine months ended September 30, 2021 from $601 million in the nine months ended September 30, 2020, primarily due to the higher cost of sales within International division that increased to $361 million in the nine months ended September 30, 2021 from $333 million in the nine months ended September 30, 2020 derived from all units being on contract with full costs as compared to lower costs as a result of stacking four deepwater units in 2020. The main contributor of this increase was an increase in crew and catering costs within the International division by $31 million to $160 million due to all rigs running with full crew in 2021. Additionally higher costs for delivering the increasing part of additional services being mainly solids control, ROV services and extra crew/catering in Norway was substantial going from $2 million to $22 million in the nine months ended September 30, 2021. Sales, general and administrative expenses (SG&A) increased to $56 million in the nine months ended September 30, 2021 compared to $54 million in the nine months ended September 30, 2020 due to higher headcount number from the higher activity. Innovation costs remained unchanged at $4 million in the nine months ended September 30, 2021 compared to $4 million in the nine months ended September 30, 2020.

Special items

Special items of $14 million in the nine months ended September 30, 2021, compared to $38 million in the nine months ended September 30, 2020, comprised mainly COVID-19 related costs not recharged to customers.

	Nine months ended September 30,
	2021	2020
	USD million
Special items, income	0	0

Transformation and restructuring costs	1	23
COVID-19 costs not recharged to customers	13	15

Special items, costs	14	38

Special items, net	(14)	(38)

Note: Special items comprise income and expenses that are not considered to be part of Maersk Drilling’s ordinary operations. In the classification of special items, judgment is applied in ensuring that only exceptional items not associated with the ordinary operations of Maersk Drilling are included.

Depreciation and amortisation

Depreciation and amortisation decreased to $167 million in the nine months ended September 30, 2021, compared to $231 million in the nine months ended September 30, 2020, due to the lower asset base from the impairment write-down taken in 2020 of $1,504 million.

Impairment losses/reversals

The market outlook, combined with Maersk Drilling’s expectations to utilization and day rates for the coming years, did not lead to any overall impairments losses or reversals in the period ending September 30, 2021. However, in connection with the sale of Maersk Gallant Maersk Drilling reversed a previously taken impairment of $11 million since the unit was written down to nil in book value. This is compared to an impairment taken of $1,504 million in the nine months ended September 30, 2020.

Gain/loss on sale of non-current assets

Maersk Drilling pursued the divestment of two of its oldest rigs, Mærsk Gallant and Maersk Guardian, for a combined sales price of $31 million contributing to the rationalization of the global rig fleet and channeling of its strategic priority towards maintaining a modern and high-quality fleet. The new owner, New Fortress Energy, will use the rigs for non-drilling purposes as part of their planned Fast LNG project. The gain from the sale of the two units in the period ended September 30, 2021 was $18 million compared to a loss of $2 million in the period ended September 30, 2020.

Financial income and expenses

The net financial expenses decreased to $46 million in the nine months ended September 30, 2021, compared to $54 million in the nine months ended September 30, 2020, due to currency exchange movements and less debt. The average funding costs including fees were around 4.5% in 2021.

Tax

Tax for the nine months ended September 30, 2021 was an expense of $18 million compared to an income of $23 million in the nine months ended September 30, 2020. The nine months ended September 30, 2020 number was positively impacted by a $42 million deferred tax adjustment from the impairment charge recognized in that period. Cash tax paid during the nine months ended September 30, 2021 was $23 million (unchanged compared to the nine months ended September 30, 2020) and primarily comprised income and withholding taxes paid in the countries in which Maersk Drilling operates, offset by joint taxation contributions from jointly taxed entities outside the Maersk Drilling Group.

Profit/loss for the year

The net profit in the nine months ended September 30, 2021 of $60 million compared to a loss of $1,598 million in the nine months ended September 30, 2020 is primarily impacted by the impairment losses recognized in 2020.

Comparison of Result of Operations for the Years Ended December 31, 2020 and December 31, 2019

	Year ended December 31,
	2020	2019	Change	% Change
	USD million (except whether otherwise indicated)
North Sea:
Revenue	608	800	(192)	(24)%
EBITDA before special items	264	385	(121)	(31)%
Depreciation and amortisation	(177)	(205)	28	(14)%
Impairment reversals (losses), net	(714)	—	(714)	—
International:
Revenue	460	395	65	16%
EBITDA before special items	18	28	(10)	(36)%
Depreciation and amortisation	(91)	(157)	66	(42)%
Impairment reversals (losses), net	(846)	—	(846)	(100)%
Total:
Revenue	1,096	1,222	(126)	(10)%
Costs of sales (exclusive of depreciation and amortisation shown separately below)	(807)	(807)	—	(100)%
Special items	(42)	(16)	(26)	163%
Depreciation and amortisation	(286)	(387)	101	(26)%
Impairment reversals (losses), net	(1,580)	(34)	(1,546)	4,547%
Gain/(loss) on sale of non-current assets	(2)	8	(10)	(125)%
Share of results in joint ventures	(1)	(2)	1	(50)%

Profit/loss before financial items	(1,622)	(16)	(1,606)	10,038%
Financial expenses, net	(72)	(68)	(4)	6%

Profit/loss before tax	(1,694)	(84)	(1,610)	1,917%
Tax	41	(29)	70	(241)%

Profit/loss for the year	(1,653)	(113)	(1,540)	1,363%

Revenue

	2020				2019
	North Sea Jack-ups	International Floaters	Other	Total	North Sea Jack-ups	International Floaters	Other	Total
	USD million
Composition of revenue
Day rate revenue	533	385	23	941	730	348	21	1,099
Other revenues	75	75	5	155	70	47	6	123

Total	608	460	28	1,096	800	395	27	1,222

Type of revenue
Services component	293	344	25	662	385	274	24	683
Lease component	315	116	3	434	415	121	3	539

Total	608	460	28	1,096	800	395	27	1,222

Revenue from drilling activities typically comprises fixed amounts for each day the rig is under contract differentiated by the activities undertaken (“day rate revenue”) and other revenue components such as COVID-19 compensations, lump sum payments for rig mobilization and demobilization and payments for investments in equipment or rig upgrades required to meet the operational needs of the drilling campaign, both of which are amortized over the contract period; bonuses linked to performance in terms of time, efficiency or drilling outcome measures such as reservoir targeting; or payments for third-party services to be delivered by Maersk Drilling.

Revenue for 2020 was $1,096 million compared to $1,222 million in 2019, negatively impacted by lower utilization, especially in the North Sea segment as a result of contract terminations and in general lower activity levels. This was partly offset by additional compensation for COVID-19 related costs and termination fees. The other revenue share of total revenues increased to $155 million from $123 million in 2019, equal to 14% (10%) driven mainly by additional compensation for crew overtime due to COVID-19 as well as further delivery of additional services and increased performance-based revenue. The average day rate was $210 thousand in 2020 compared to $194 thousand in 2019. Excluding lump sum termination fees and additional other revenue for COVID-19 related costs, the average day rate was $200 thousand.

Revenue in the North Sea segment of $608 million in 2020 compared to $800 million in 2019 was negatively impacted by lower utilization partly offset by a higher average day rate. Financial uptime remained high at 99.8% in 2020 (2019: 99.6%). The average day rate of $208 thousand in 2020 (2019: $193 thousand) was positively impacted by performance bonuses for drilling ahead of schedule and additional revenue received for COVID-19 related costs being recharged to customers. Excluding the impact from COVID-19 related recharges and lump sum termination fees received, the average day rate was $200 thousand (2019: $193 thousand).

Revenue in the International floater segment of $460 million in 2020 (2019: $395 million) increased compared to 2019 primarily due to better average day rates and a higher activity level, reflected in more contracted days. As available days also increased due to fewer yardstays, utilization was in line with 2019. The financial uptime for the year reached 97.9% (2019: 97.1%) supported by strong operational performance throughout the COVID-19 pandemic but negatively impacted by unscheduled maintenance down-time. The average day rate increased to $239 thousand (2019: $220 thousand) due to the startup of longer-term contracts and additional revenue received for COVID-19 related costs being recharged to customers. Excluding the impact from COVID-19 related recharge and lump sum termination fees received, the average day rate was $224 thousand (2019: $220 thousand).

Cost of Sales

Cost of sales include operating costs; innovation costs; and sales, general and administrative costs (SG&A):

	2020	2019
	(audited)	(audited)
	USD Million
Operating costs	725	710
Innovation	6	10
Sales, general and administrative costs	76	87

Total costs	807	807

Despite cost reduction measures initiated, operating costs increased to $725 million in 2020 from $710 million in 2019 primarily due to reactivation costs for previously stacked rigs, which were reactivated to commence contracts during the first half of 2020. Incremental costs related to COVID-19 amounted to $40 million, of which $22 million were reimbursed by the customers. The residual costs of $18 million are presented under special items due to their nonrecurring nature and operating costs thus include $22 million of COVID-19 related costs. Sales, general and administrative expenses (SG&A) decreased to $76 million compared to $87 million in 2019 due to general cost saving initiatives. Similarly, innovation costs decreased to $6 million in 2020 from $10 million in 2019 due to the need, during the COVID-19 pandemic, to preserve cash and projects being put on hold.

Special items

	Year ended December 31,
	2020	2019
	USD million
Compensation from shipyard due to late delivery of rig, warranties etc.	—	2

Special items, income	—	2

Separation and demerger/listing costs	—	13
Transformation and restructuring costs	24	5
COVID-19 costs not recharged to customers	18	—

Special items, costs	42	18

Special items, net	(42)	(16)

Special items of $42 million in 2020 compared to $16 million in 2019, comprised redundancy costs from the reduction of the offshore and the onshore organizations of $24 million and COVID-19 related costs not recharged to customers of $18 million.

Note: Special items comprise income and expenses that are not considered to be part of Maersk Drilling’s ordinary operations. In the classification of special items, judgment is applied in ensuring that only exceptional items not associated with the ordinary operations of Maersk Drilling are included.

Depreciation and amortisation

The depreciations and amortisation decreased to $286 million in 2020, compared to $387 million in 2019, due to the lower asset base from the impairment write-down taken in 2020 of $1,580 million.

Impairment losses/reversals

Following the revised market outlook with lower expectations as to utilization and day rates for the coming years, Maersk Drilling initially recognized a net impairment loss of $1,476 million in its results as of and for the six months ended June 30, 2020. The impairment calculations were updated as of December 31, 2020 due to changes in fiscal regimes in certain markets and to reflect the most current expected commercial outlook resulting in a further impairment loss of $104 million bringing the total impairment loss for the year to $1,580 million. In 2019, a write-down of $34 million was recognized in connection with the re-classification of Maersk Completer to held-for-sale. No further impairment write-downs or impairment reversals were recognized in 2019.

Gain/loss on sale of non-current assets

The sale of Maersk Completer was finalized on January 7, 2020 at a price equal to the rig’s carrying amount. The disposal of other minor assets resulted in a loss of $2 million (in 2019 a gain was recognized of $8 million related to the sale of Mærsk Giant).

Financial income and expenses

The net financial expenses increased to $72 million in 2020 compared to $68 million in 2019 due to currency exchange movements. Net interest expenses decreased from $81 million in 2020 to $68 million in 2019. The average funding costs including fees were around 5% in 2020.

Tax

Tax for the year was an income of $41 million in 2020 compared to an expense of $29 million in 2019, impacted by a $42 million deferred tax adjustment from the impairment charge recognized. Cash tax paid during the year of $9 million compared to $24 million in 2019 primarily comprised income and withholding taxes paid in the countries in which Maersk Drilling operates, offset by joint taxation contributions from jointly taxed entities outside the Maersk Drilling Group.

Profit/loss for the year

The net loss for 2020 of $1,653 million compared to a loss of $113 million in 2019 was primarily impacted by the impairment losses recognized.

Comparison of Results of Operations for the years ended December 31, 2019 and December 31, 2018

	Year ended December 31,
	2019	2018	Change	% Change
	USD million (except where otherwise indicated)
North Sea:
Revenue	800	840	(40)	(5)%
EBITDA before special items	385	459	(74)	(16)%
Depreciation and amortisation	(205)	(184)	(21)	11%
Impairment reversals (losses), net	—	375	(375)	(100)%

International:
Revenue	395	530	(135)	(25)%
EBITDA before special items	28	163	(135)	(83)%
Depreciation and amortisation	(157)	(196)	39	(20)%
Impairment reversals (losses), net	—	445	(445)	(100)%

Total:
Revenue	1,222	1,429	(207)	(14)%

	Year ended December 31,
	2019	2018	Change	% Change
	USD million (except where otherwise indicated)
Costs of sales (exclusive of depreciation and amoritsation shown separetly below)	(807)	(818)	(11)	(1)%
Special items	(16)	(16)	(0)	0%
Depreciation and amortisation	(387)	(403)	16	(4)%
Impairment reversals (losses), net	(34)	810	(844)	(104)%
Gain/(loss) on sale of non-current assets	8	—	8	100%
Share of results in joint ventures	(2)	(1)	(1)	100%

Profit/loss before financial items	(16)	1,001	(1,017)	(102)%
Financial expenses, net	(68)	(12)	(56)	467%
Profit/loss before tax	(84)	989	(1,073)	(108)%
Tax	(29)	(48)	19	(40)%

Profit/loss for the year	(113)	941	(1,054)	(112)%

Revenue

	2019				2018
	North Sea Jack-ups	International Floaters	Other	Total	North Sea Jack-ups	International Floaters	Other	Total
	USD million
Composition of revenue
Day rate revenue	730	348	21	1,099	783	468	51	1,302
Other revenues	70	47	6	123	57	62	8	127

Total	800	395	27	1,222	840	530	59	1,429

Type of revenue
Services component	385	274	24	683	346	295	24	665
Lease component	415	121	3	539	494	235	35	764

Total	800	395	27	1,222	840	530	59	1,429

Revenue from drilling activities typically comprises fixed amounts for each day the rig is under contract differentiated by the activities undertaken (“day rate revenue”) and other revenue components such as COVID-19 compensations, lump sum payments for rig mobilization and demobilization and payments for investments in equipment or rig upgrades required to meet the operational needs of the drilling campaign, both of which are amortized over the contract period; bonuses linked to performance in terms of time, efficiency or drilling outcome measures such as reservoir targeting; or payments for third-party services to be delivered by Maersk Drilling.

Revenue for 2019 of $1,222 million was 14% lower compared to revenue of $1,429 million for 2018, mainly due to the effect on average day rates from the expiry of legacy contracts. The average day rate of $194 thousand (2018: $237 thousand) was 18% lower than in 2018, primarily impacted by Maersk Discoverer and Maersk Integrator having legacy contracts replaced with new contracts at significantly lower day rates.

Revenue consists primarily of day rate revenue which, in addition to the average day rates, are impacted by the higher number of contracted days. The total number of contracted days increased by 5% to 6,310 (2018: 6,024) driving an increase in utilization to 77% (2018: 69%).

Financial uptime remained high at 98.9% (2018: 99.1%) which demonstrates a strong operational performance, especially when taking into account the 12 rig mobilizations during 2019 related to entering into new contracts.

In addition to day-rate revenue, the contracts contributed other revenue comprising additional services and bonuses of $123 million. In line with the strategy Smarter Drilling for Better Value, the share of other revenue increased to 11% of the day-rate revenue in 2019 from 10% in 2018.

Revenue within the North Sea division amounted to $800 million in 2019 compared to $840 million in 2018. The 5% lower revenue compared to 2018 reflects a lower average day rate of $193 thousand (2018: $218 thousand), partly offset by an increase in number of contracted days leading to a utilization in 2019 of 88% compared to 76% in 2018.

The lower average day rate was a result of the expiry of a four-year legacy contract for Maersk Integrator which was replaced by a new contract at lower rates in the current market, as well as of Maersk Innovator moving from a contract in the ultra-harsh environment area in Norway to a contract with a lower rate within harsh-environment area in the United Kingdom in the second half of 2018. The financial uptime remained high at 99.6% (2018: 99.2%), demonstrating a continued strong operational performance.

Revenue within the International division of $395 million (2018: $530 million) was significantly impacted by a decrease in the average day rate from $293 thousand in 2018 to $220 thousand in 2019.

The lower average day rate was primarily the result of a legacy contract for Maersk Voyager in Ghana being replaced with a new contract at a significantly lower day rate. Further, Maersk Explorer was impacted by a prolonged yard stay.

The number of contracted days of 1,797 was overall at par with 2018, while utilization increased slightly to 65% (2018: 62%). The financial uptime was at 97.1% lower than in 2018 (2018: 98.8%), negatively impacted by unscheduled repair and maintenance downtime.

Smarter Drilling for Better Value and other revenue accounted for a larger part of total revenue in 2019 than in 2018, and in 2019, other revenue included bonuses received under the Aker BP alliance for two wells drilled since June 2019.

Cost of Sales

Cost of sales include operating costs; innovation costs; and sales, general and administrative costs (SG&A):

	2019	2018
	(audited)	(unaudited)
	USD million
Operating costs	710	734
Innovation	10	3
Sales, general and administrative costs	87	81

Total costs	807	818

Operating costs comprising crew, maintenance, supplies, catering and insurance were reduced by 3% to $710 million in 2019 compared to $734 million in 2018, despite the higher activity levels reflected in the higher number of contracted days. As a result of the many cost saving initiatives implemented over the past years, the average operating cost per contracted day decreased by 8% in 2019 as compared to 2018.

Maersk Drilling continues to invest in its innovation capabilities now having a fully operating innovation function driving a substantial number of projects with the aim of delivering additional value to customers. The costs related to the innovation activities in 2019 amounted to $10 million compared to $3 million in 2018.

Sales, general and administration costs of $87 million in 2019 compared to $81 million in 2018 reflect the full-year effect of new functions added to the organization during 2018 to support Maersk Drilling as a stand-

alone listed company. As a stand-alone offshore drilling company, activities have been initiated to optimize the costs for supporting the business, among others through a Global Business Solutions (GBS) set-up focusing on simplifying, standardizing and automating the existing processes and ways of working.

Special items

	Year ended December 31,
	2019	2018
	USD million
Compensation from shipyard due to late delivery of rig, warranties etc.	2	10

Special items, income	2	10

Separation and demerger/listing costs	13	6
Transformation and restructuring costs	5	20

Special items, costs	18	26

Special items, net	(16)	(16)

Special items of $16 million in 2019 compared to $16 million in 2018 mainly comprised costs related to the demerger and listing of Maersk Drilling, including fees to investment banks, advisors, lawyers and auditors. Further, restructuring costs were incurred in connection with the reorganization and integration of the commercial, technical and operational functions into one combined Operations function. The demerger/listing and restructuring costs were partly offset by warranty compensation received from yard.

Note: Special items comprise income and expenses that are not considered to be part of Maersk Drilling’s ordinary operations. In the classification of special items, judgment is applied in ensuring that only exceptional items not associated with the ordinary operations of Maersk Drilling are included.

Impairment losses/reversals

In December 2019, an agreement to sell the jack-up rig Maersk Completer was entered into with completion in January 2020. Accordingly, the rig was classified as an asset held for sale end 2019. With an agreed sales price of $38 million, a write-down of $34 million was recognized in 2019.

No further impairment write-downs or impairment reversals were recognized in 2019.

In 2018, parts of prior-year impairment losses were reversed with a net positive effect on the income statement of $810 million.

Financial income and expenses

Following the $1.5 billion debt financing raised towards the end of 2018, the net financial expenses increased to $68 million in 2019 compared to $12 million in 2018. The average funding costs excluding fees were around 5% in 2019.

Tax

The tax expense for the year amounted to $29 million (2018: $48 million), reflecting the lower result compared to 2018. Generally, Maersk Drilling is subject to corporate income or withholding taxes in the jurisdictions in which operations take place.

Profit/loss for the year

The net loss for the year of $113 million (2018: profit of $941 million) reflects the lower EBITDA and higher financial expenses compared to the previous year. In 2018, the profit was positively impacted by a non-cash reversal of previously recognized impairment losses of net $810 million.

EBITDA before special items – September 30, 2021 and 2020

EBITDA before special items amounted to $277 million in the nine months ended September 30, 2021 compared to $209 million in the nine months ended September 30, 2020, resulting in an EBITDA before special items margin of 29% (26% in the nine months ended September 30, 2020).

EBITDA before special items is a non-GAAP measure that our management uses to facilitate period-to-period comparisons of our core operating performance and to evaluate our long-term financial performance against that of our peers. We believe that this measure is useful to investors and analysts in allowing for greater transparency of our core operating performance and makes it easier to compare our results with those of other companies within our industry. EBITDA before special items should not be considered in isolation of, or as a substitute for, net income (loss), as an indication of cash flows from operating activities, or as a measure of liquidity. EBITDA before special items may not be comparable to other similarly titled measures reported by other companies.

North Sea

EBITDA before special items amounted to $200 million in the nine months ended September 30, 2021 compared to $198 million in the nine months ended September 30, 2020, reflecting the same activity levels. The EBITDA before special items margin for the North Sea jack-up segment was slightly lower at 40% in the nine months ended September 30, 2021 compared to 44% in the nine months ended September 30, 2020, caused by a higher share of additional services with a lower contributing margin.

International

EBITDA before special items increased to $68 million in the nine months ended September 30, 2021 compared to $2 million in the nine months ended September 30, 2020, reflecting the increased activity and that, besides the Maersk Explorer becoming idle in Q2 2021, all other Deepwater units have been fully contracted in the period. The EBITDA before special items margin for the International Floater segment increased to 16% (1% in the nine months ended September 30, 2020).

Reconciliation of EBITDA before special items

	For the 9 months ended 30 September
	2021	2020
	USD million
Profit/Loss for the year	60	(1,598)
Adjustments:
Tax expenses	18	(23)
Financial expenses, net	46	54
Share of results in joint ventures	1	1
Gain/(loss) on sale of non-current assets	(18)	2
Impairment reversals (losses), net	(11)	1,504
Depreciation and amortisation	167	231
EBITDA from unallocated activities	(9)	(9)

EBITDA before special items	277	209

EBITDA before special items—December 31, 2020 and December 31, 2019

EBITDA before special items amounted to $289 million in 2020 compared to $415 million in 2019 resulting in an EBITDA margin of 26% (2019: 34%).

EBITDA before special items is a non-GAAP measure that our management uses to facilitate period-to-period comparisons of our core operating performance and to evaluate our long-term financial performance against that of our peers. We believe that this measure is useful to investors and analysts in allowing for greater transparency of our core operating performance and makes it easier to compare our results with those of other companies within our industry. EBITDA before special items should not be considered in isolation of, or as a substitute for, net income (loss), as an indication of cash flows from operating activities, or as a measure of liquidity. EBITDA before special items may not be comparable to other similarly titled measures reported by other companies.

North Sea

EBITDA before special items amounted to $264 million in 2020 compared to $385 million in 2019, reflecting the lower activity levels. The EBITDA before special items margin for the North Sea jack-up segment remained relatively high at 43% (2019: 48%), supported by cost reductions.

International

EBITDA before special items amounted to $18 million in 2020 compared to $28 million in 2019, reflecting the low day rates prevailing in this segment as well as reactivation costs for three previously stacked Deepwater units which commenced contracts during 2020. The EBITDA before special items margin for the International Floater segment remained at a depressed level at 4% (2019: 7%).

EBITDA before special items—December 31, 2019 and December 31, 2018

EBITDA before special items amounted to $415 million in 2019 compared to $611 million in 2018 resulting in an EBITDA before special items margin of 34% (2018: 43%)

EBITDA before special items is a non-GAAP measure that our management uses to facilitate period-to-period comparisons of our core operating performance and to evaluate our long-term financial performance against that of our peers. We believe that this measure is useful to investors and analysts in allowing for greater transparency of our core operating performance and makes it easier to compare our results with those of other companies within our industry. EBITDA before special items should not be considered in isolation of, or as a substitute for, net income (loss), as an indication of cash flows from operating activities, or as a measure of liquidity. EBITDA before special items may not be comparable to other similarly titled measures reported by other companies.

North Sea

EBITDA before special items amounted to $385 million in 2019 compared to $459 million in 2018, reflecting the lower revenue and slightly higher operating costs due to more days in operation. The EBITDA before special items margin for the North Sea jack-up segment remained relatively high at 48.1% (2018: 51.4%).

International

EBITDA before special items amounted to $28 million in 2019 compared to $163 million in 2018 and was mainly impacted by the lower revenue while costs remained unchanged. The costs incurred for contract start-ups were offset by general cost savings. The EBITDA before special items margin for the International division was 7.1% (2018: 30.8%).

Reconciliation of EBITDA before special items

	Year ended December 31,
	2020	2019	2018
	USD million
Profit/Loss for the year	(1,653)	(113)	941
Adjustments:
Tax expenses	(41)	29	48
Financial expenses, net	72	68	12
Share of results in joint ventures	1	2	1
Gain/(loss) on sale of non-current assets	2	(8)	0
Impairment reversals (losses), net	1,580	34	(810)
Depreciation and amortisation	286	387	403
EBITDA from unallocated activities	(7)	(2)	11

EBITDA before special items	282	413	622

Liquidity and Capital Resources

The Maersk Drilling Group’s primary liquidity needs are to fund its debt service obligations, working capital requirements and capital projects, including additional investments and expansion, development and acquisition opportunities. Furthermore no material changes in the mix of capital resources are expected and no cash requirements including commitments for capital expenditures other than what is needed for the ordinary course of business is expected.

The Maersk Drilling Group expects to fund any additional investments, capital projects and future expansion, development and acquisition opportunities with cash flows from operations and additional borrowings under its revolving credit facility.

The Maersk Drilling Groups main debt facilities including the revolving credit facility mature in December 2023 with total balloon payments of $588 million. With mortgageable assets of $2,870 million, we believe that a refinancing before this maturity date is possible at reasonable market terms. The remaining debt facility matures in December 2025 with a balloon payment of $194 million. The debt facilities include financial covenants relating to minimum equity ratio, minimum liquidity and maximum leverage defined as net debt over EBITDA and Maersk Drilling are well within the threshold limits on all three financial covenants.

The Maersk Drilling Group believes the current cash on hand, cash flows generated from operations, the available credit facility and the debt capital markets will provide sufficient liquidity to meet our cash needs for operating costs, capital expenditures and debt repayments. Furthermore Maersk Drilling has assessed that they will have sufficient liquidity for the next 12 months based on a liquidity reserve of $604 million comprising unrestricted cash of $204 million and an undrawn committed revolving credit facility of $400 million.

The Maersk Drilling Group have agreements with financial institutions under which approximately $6 million of bank guarantees were outstanding as of September 30, 2021.

The Maersk Drilling Group does not currently have a credit rating but if the current debt facilities are to be replaced with a bond issue, obtaining a credit rating may be considered.

Cash flow from operating activities

Cash flow from operating activities for the period ended September 30, 2021 was $189 million compared to $162 million in the period ended September 30, 2020, equal to a cash conversion of 74% (for the nine months ended September 30, 2020: 88%). The main increase is explained by the higher revenue increasing from $810 million to $946 million in the period ended September 30, 2021 due to higher activity within the International division. The increased activity triggers an increase in net working capital which increased by $43 million.

Cash flow from operating activities for 2020 was $267 million compared to $420 million in 2019, equal to a cash conversion of 108% (2019: 105%). The cash flow from operating activities were negatively impacted from the lower revenue being reduced from $1,222 million in 2019 to $1,096 million in 2020 mainly explained by lower utilization in the North Sea segment as a result of contract terminations and generally lower activity levels. Furthermore, the cash flow effect from working capital was reduced to $27 million in 2020 compared to $57 million in 2019 mainly explained by the reactivation of three deepwater units in the end of 2020.

Cash flow from operating activities for 2019 was $420 million compared to $593 million in 2018, equal to a cash conversion of 105% (2018: 100%). The high cash conversion was a result of reduced working capital. The main decrease in cash flow from operating activities is explained by the lower revenue going from $1,429 million in 2018 to $1,222 million in 2019 primarily impacted by Maersk Discoverer and Maersk Integrator having legacy contracts replaced with new contracts at significantly lower day rates. Furthermore, the working capital was significantly reduced by $57 million compared to an improvement of $11 million in 2018 despite the unchanged activity. This is explained by the lower average dayrates from the expiring legacy contracts leaving the outstanding debtors lower.

Cash flow used for investing activities

Cash flow used for investing activities decreased in the nine months ended September 30, 2021 to $30 million compared to $117 million in the nine months ended September 30, 2020, impacted by the proceeds from the disposals of Maersk Guardian and Maersk Giant and a lower number of rig upgrades and yard stays.

Cash flow used for investing activities decreased in 2020 to $150 million compared to $303 million in 2019, impacted by the proceeds received in 2020 from the disposal of Maersk Completer and a lower number of rig upgrades and yard stays in connection with SPSs for three rigs (nine rigs in 2019).

Cash flow used for investing activities increased in 2019 to $303 million compared to $136 million in 2018, impacted by an increased number of rig upgrades and yard stays in connection with SPSs for nine rigs.

Other capital expenditures in 2019 related to the upgrade of Mærsk Deliverer for the contract in Australia and other periodic maintenance on floating units.

Cash flow from financing activities

Cash flow from financing activities was an outflow of $156 million for the nine months ended September 30, 2021 compared to $156 million for the nine months ended September 30, 2020, comprising amortisation of borrowings including lease liabilities of $115 million (Q3 2020: $103 million) and net interest payments of $41 million (Q3 2020: $50 million).

Cash flow from financing activities was an outflow of $204 million for 2020 compared to $180 million for 2019, comprising amortisation of borrowings including lease liabilities of $137 million (2019: $103 million), net interest payments of $62 million (2019: $77 million) and purchase of treasury shares of $5 million (2019: nil).

Cash flow from financing activities was an outflow of $180 million for 2019 compared to $134 million for 2018, comprising amortisation of the debt financing of $103 million (2018: $262 million) and net interest payments of $77 million (2018: $16). In 2018, the gross proceeds from debt financing was $1,470 partly offset by net repayment of $262 million from settlement of internal cash pools, borrowings and loans receivable with the A.P. Møller - Mærsk. Furthermore there was an extraordinary intercompany dividend to the A.P.Møller Maersk Group of $ 1,326 million to prepare for the separation.

The overall objective of the financial policy is to enable Maersk Drilling to manage through the cyclicality that characterizes the offshore drilling industry with an aim to create long-term shareholder value. The financial policy ensures:

•	Financial flexibility including adequate liquidity reserves;

•	A long-term funding view to minimize refinancing risk; and

•	A robust capital structure through the business cycle.

In order to meet these objectives, free cash flow is to be allocated based on the following prioritization:

1.	Maintain a robust capital structure with sufficient funding available to support the business through the cycle;

2.	Pursue investment opportunities supporting long-term shareholder value creation; and

3.	Return surplus capital to shareholders.

Maersk Drilling will generally work towards a leverage ratio (net debt divided by EBITDA before special items) of around 2.5x. This means that if the leverage ratio is below 2.5x over time and no attractive investment opportunities have been identified, Maersk Drilling will seek to return capital to shareholders by means of dividends and/or share buy-backs. If value adding investment opportunities that require additional funding arise, or if EBITDA is reduced in a business downcycle, the leverage may exceed the target level of around 2.5x for a period of time.

At September 30, 2021, the leverage ratio (net debt to EBITDA before special items) was 2.8 (Q3 2020: 3.5), while the equity ratio was 57% (Q3 2020: 55%).

At December 31, 2020, the leverage ratio (net debt to EBITDA before special items) was 3.7 (2019: 2.6), while the equity ratio was 54% (2019: 67%).

At December 31, 2019, the leverage ratio (net debt to EBITDA before special items) was 2.6 (2018: 1.8), while the equity ratio was unchanged at 67%.

Net debt and capital structure

At September 30, 2021, the net debt amounted to $948 million (Q3 2020: $1,119 million), comprising gross borrowings of $1,148 million (Q3 2020: $1,286 million) and lease liabilities of $27 million (Q3 2020: $31 million), offset by total cash and bank balances of $227 million (Q3 2020: $198 million).

At December 31, 2020, the net debt amounted to $1,059 million (2019: $1,099 million), comprising gross borrowings of $1,254 million (2019: $1,378 million) and lease liabilities of $31 million (2019: $31 million), offset by total cash and bank balances of $226 million (2019: $310 million).

At December 31, 2019, the net debt amounted to $1,099 million (2018: $1,097 million), comprising gross borrowings of $1,378 million (2018: $1,470 million) and lease liabilities of $31 million (2018: $0 million), offset by total cash and bank balances of $310 million (2018: $372 million).

Net debt is a non-GAAP financial measure that together with EBITDA is the key element in calculating our leverage ratio, which is a key metric in our financial covenants with our lenders, and calculated as net debt / EBITDA. Net debt subtracts cash and cash equivalents from total debt. We believe the leverage ratio measure is useful to investors and analysts in allowing for greater transparency of how well we can cover our debt and makes it easier to compare our future financial obligations with those of other companies within our industry.

Borrowings

	2021 Q3	2020 Q3	2020	2019	2018
	USD million
Borrowings, non-current	1,039	1,181	1,149	1,273	1,375
Borrowings, current	136	136	136	136	95

Total borrowings	1,175	1,317	1,285	1,409	1,470

Of which:
Term loans	1,148	1,286	1,254	1,378	1,470
Lease Liability	27	31	31	31	—

	1,175	1,317	1,285	1,409	1,470

Net debt reconciliation

	2021 Q3	2020 Q3	2020	2019	2018
	USD million
Borrowings	1,175	1,317	1,285	1,409	1,470
Loans receivable, current	—	—	—	—	(2)

Total financial liabilities and assets from financing activities	1,175	1,317	1,285	1,409	1,468
Cash and bank balances	(227)	(198)	(226)	(310)	(372)
Other financial items	—	—	—	—	1

Net debt	948	1,119	1,059	1,099	1,097

Maersk Drilling’s policy is to partly hedge interest rate risk using a model under which a larger proportion of risk is hedged in the short to medium term and a smaller proportion is hedged in the longer term. As of December 31, 2020, the average fixed ratio of gross funding is 54% for the whole term with 62% and 49% fixed for 2021 and 2022, respectively. As of December 31, 2019, the average fixed ratio of gross funding is 48% for the whole term with 63% and 50% for 2020 and 2021, respectively.

Maersk Drilling continues to have a solid capital structure with a high degree of financial flexibility.

At September 30, 2021, the liquidity reserves amounted to $627 million (Q3 2020: $598 million), comprising cash and bank balances of $227 million (Q3 2020: $198 million) and a true committed but undrawn revolving credit facility of $400 million (Q3 2020: $400 million).At December 31, 2020, the liquidity reserves amounted to $626 million (2019: $710 million), comprising cash and bank balances of $226 million (2019: $310 million) and a true committed but undrawn revolving credit facility of $400 million (2019: $400 million).

At December 31, 2019, the liquidity reserves amounted to $710 million (2018: $772 million), comprising cash and bank balances of $310 million (2018: $372 million) and an undrawn revolving credit facility of $400 million (2018: no revolving credit facility).

The Maersk Drilling Group’s loan facilities including its revolving credit facility contain customary representations, certain covenants and undertakings (including minimum requirements of the aggregate fair market value and insurance of the pledged rigs, customary restrictions on the flag and classification society applicable to the pledged rigs and restrictions on creating liens on the pledged rigs) and customary events of default (in each case subject to customary agreed exceptions, materiality tests, carveouts and grace periods). In addition, the loan facilities contain minimum free liquidity, leverage ratio and equity ratio financial covenants, with which the Maersk Drilling Group must comply throughout the tenure of the facilities. The covenants have all been complied with the nine months ended September 30, 2021.

The maturities of the Maersk Drilling Group’s total loan facilities, comprising term loans drawn in full and the undrawn committed revolving facility, are illustrated in the chart below.

Maturity of Loan Facilities

Asset base

At September 30, 2021, total assets amounted to $3,636 million (Q3 2020: $3,799 million). The reduction is primarily due to the depreciation recognized during the period. For the nine months ended September 30, 2021, capital expenditures comprised additions to property, plant and equipment of $61 million (Q3 2020: $154 million).

At December 31, 2020, total assets amounted to $3,719 million (2019: $5,517 million). The reduction is primarily due to the impairments of $1,580 million recognized during 2020. For 2020, capital expenditures comprised additions to property, plant and equipment of $ 158 million (2019: $309 million) and additions to intangible assets of $4 million (2019: nil).

At December 31, 2019, total assets amounted to $5,517 million (2018: $5,718 million). The reduction is primarily due to the depreciations recognized during 2019. For 2019, capital expenditures comprised additions to property, plant and equipment of $309 million (2018: $182 million).

Equity

The share capital comprises 41,532,112 shares of DKK 10 each. The Company has only one share class, and all shares hold one vote. No shares hold special rights, preferences or restrictions. All shares are fully paid up.

	2020	2019
No of shares at January 1	41,532,112	41,532,112

No of shares at December 31	41,532,112	41,532,112

Treasury shares at January 1	—	—
Acquired through share buy-backs	245,000	—
Delivered under long-term incentive programs	(1,836)	—

Treasury shares at December 31	243,164	—
Average number of shares in circulation	41,410,530	41,532,112

	Q3 2021	Q3 2020
No of shares at January 1	41,532,112	41,532,112

No of shares at September 30	41,532,112	41,532,112

Treasury shares at January 1	—	—
Acquired through share buy-backs	245,000	245,000
Delivered under long-term incentive programs	(3,603)	(1,836)

Treasury shares at September 30	241,397	243,164
Average number of shares in circulation	41,289,832	41,410,530

(1)	The number of shares issued upon incorporation of the Company on April 2, 2019.

Critical Accounting Estimates

Consolidation

Consolidation is performed by summarizing the financial statements of the entities within the Maersk Drilling Group. Internal income and expenses, shareholdings, dividends, balances and gains on internal transactions within the Maersk Drilling Group are eliminated. Certain entities in which Maersk Drilling has an ownership share of less than 100% but holds the full right to govern and receive dividends through shareholder agreements etc. are considered subsidiaries and consolidated without any non-controlling interest.

Recognition and measurement

Assets are recognized in the balance sheet when it is probable that future economic benefits attributable to the asset will flow to the Company and the value of the asset can be measured reliably. Liabilities are recognized in the balance sheet when it is probable that future economic benefits will flow out of the Company and the value of the liability can be measured reliably.

Property, plant and equipment are valued at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the useful lives to an estimated residual value. Useful lives are estimated at 5-25 years.

Useful lives are estimated based on past experience. Management decides from time to time to revise the estimates for individual assets or groups of assets with similar characteristics due to factors such as standard of maintenance and repair, technical development and environmental requirements.

Residual values are difficult to estimate given the long lives of rigs, the uncertainty as to future economic conditions and the future price of steel, which are considered as the main determinant of the residual price.

The long-term view is prioritised in order to disregard, to the extent possible, temporary market fluctuations which may be significant.

Impairment losses are recognized when the carrying amount of an asset or a cash-generating unit exceeds the higher of the estimated value-in-use and fair value less costs of disposal. The value-in-use is estimated as the present value of the future cash flows that Maersk Drilling expects to derive from the asset.

Intangible assets and property, plant and equipment are tested for impairment, if there is an indication of impairment.

Maersk Drilling considers rigs with similar functionality and operating environment as cash generating units due to largely interdependent cash flows.

The recoverable amount of each cash generating unit is determined based on the higher of its value-in-use or fair value less cost to sell. Given the continued illiquidity of the secondary market for offshore rigs with no supportable price indications. Maersk Drilling applies value-in-use calculations in the impairment test.

The value-in-use is calculated based on cash flow projections in financial budgets and business plans for the coming 5 years as approved by management. For the period after the 5-year forecast period an expected inflation rate of 2.5% p.a. is applied. In nature, these cash flow projections are subject to judgement and estimates that are uncertain, though based on experience and external sources where available. In a separate section below is set out sensitivity analysis for certain key assumptions applied in the expected future cash flows.

Sensitivity analysis

The value in use calculations for the individual cash generating units are particularly sensitive to the day rates expected to apply when contracts expire and to the risks of idle periods in the forecasts. In addition, the discount rate, growth rate and EBITDA margin after the budget period are critical variables.

The sensitivity analysis shows that the impairment losses in 2020 would have been:

•	$(1,181) million and $(1,932) million with a -/+ 1 percentage point change in the discount rate, keeping all other assumptions unchanged.

•	$(1,379) million and $(1,765) million with a +/- 1 percentage point change in the growth rate after the 5-year forecast period, keeping all other assumptions unchanged.

•	$(768) million and $(2,256) million with a +/- 5 percentage point change in EBITDA margin after the 5-year forecast period, keeping all other assumptions unchanged.

•	$(1,133) million and $(2,027) million with a +/- 5 percentage point change in utilisation after the 5-year forecast, keeping all other assumptions unchanged.

Impairment test 2019

No indicators of a need for additional impairments or reversal of impairments were identified as of December 31, 2019, as the development in the offshore drilling market with increased activity and improved long-term projections was considered to be in line with the expectations underlying the impairment test conducted in 2018.

An impairment loss of $34 million was recognised upon the reclassification of Maersk Completer to assets held for sale. This loss was not considered to be an indicator of impairments for other rigs as the sales price was significantly impacted by the cost of bringing the rig out of cold-stacking mode and back into operations. Subsequent to the disposal of Maersk Completer, Maersk Drilling had no cold-stacked rigs.

Impairment test 2018

Following the improved market outlook for offshore drilling with increased activity and improved long-term projections part of the prior year impairment losses were reversed in 2018. The impairment reversals of $810 million related to both the jack-up and floater segment.

Impairment tests of property, plant and equipment have been carried out for cash generating units with indications of impairment losses or reversals. Maersk Drilling considers rigs with similar functionality and operating environment as cash generating units due to largely interdependent cash flows. The cash generating units in the table below have been further subcategorised in connection with the impairment test, however the methodology and assumptions are similar across the subgroups. The recoverable amount of each cash generating unit was determined based on the higher of its value-in-use or fair value less cost to sell. The recoverable amounts are currently based on estimated value in use, as it is considered that currently there is no basis for making a reliable estimate of the fair market value in an orderly transaction between market participants. The value-in-use was calculated using certain key assumptions for the expected future cash flows and applied discount factor. The applied discount rate p.a. after tax in 2018 was 10.0%. The cash flow projections were based on financial budgets and business plans approved by management. In nature, these projections are subject to judgement and estimates that are uncertain, though based on experience and external sources where available. The discount rates applied reflect the time value of money as well as the specific risks related to the underlying cash flows, i.e. project and/ or country specific risk premium. Further, any uncertainties reflecting past performance and possible variations in the amount or timing of the projected cash flows were generally reflected in the discount rates.

Impairment by segment / class of assets

	2018
	Impairment losses/reversals	Recoverable amount[1]
	(audited) USD million
Jack-up rigs[2]	365	2,880
Floaters[3]	445	1,929

Total	810

1

The recoverable amount is based on estimated value-in-use, as it is considered that there is no basis for making a reliable estimate of the fair market value in an orderly transaction between market participants.

2	Covering four cash generating units, primarily operating in the North Sea.
3	Covering one cash generating unit, primarily operating globally.

Sensitivity analysis

The value in use calculations for the individual cash generating units are sensitive to the day rates expected to apply when contracts expire and to the risks of idle periods in the forecasts. In addition, the discount rate, growth rate and EBITDA margin after the budget period are critical variables.

The sensitivity analysis shows that the impairment reversals in 2018, for the cash generating units where impairment reversals were recognised, would have been respectively:

•	$1,194 million and $468 million with a -/+ 1 percentage point change in the discount rate, keeping all other assumptions unchanged.

•	$951 million and $678 million with a +/- 1 percentage point change in growth rate after the budget period, keeping all other assumptions unchanged.

•	$1,424 million and $274 million with a +/- 5 percentage point change in EBITDA margin, keeping all other assumptions unchanged.

Provisions are recognized when Maersk Drilling has a present legal or constructive obligation from past events. The item includes, among other, provisions for legal disputes, disputes over indirect taxes or duties and restructuring provisions. Provisions are recognised based on best estimates and are discounted where the time element is significant and where the time of settlement is reasonably determinable. The provisions are based on either an “expected value” or “most likely outcome” approach. The approach is assessed for each individual provision.

Reversals of provisions primarily relate to settlement of contractual disagreements, which are recognised in the income statement under operating costs.

Management’s estimate of the provisions in connection with legal disputes, including disputes on indirect taxes and duties, is based on the knowledge available on the actual substance of the cases and a legal assessment of these. The resolution of legal disputes, through either negotiations or litigation, can take several years to complete and the outcome is subject to considerable uncertainty.

Measurement of deferred tax assets and uncertain tax positions

Maersk Drilling is engaged in a limited number of disputes with tax authorities of various scope. In evaluating the accounting impact of uncertain tax positions, Maersk Drilling applies a two stage test in accordance with IAS 12 and IFRIC 23. If it is probable (i.e. a probability of more than 50%) that a tax authority will accept a particular uncertain tax position, then the tax position reported in these consolidated financial statements is consistent with what is or will be used in the tax returns of the entity and no further liability is recognised. However, if it is not probable that a tax authority will accept a particular uncertain tax position then the income tax accounting is adjusted generally by recognising an additional liability. The adjustment could also be a decrease in tax receivables or an adjustment to deferred tax balances, depending on the tax position. The uncertain tax position is measured using either the most likely amount or the expected value, depending on which is thought to give a better prediction of the resolution of each uncertain tax position.

The classification as deferred or current tax is often encumbered with uncertainty due to the nature of these disputes, and effects within joint taxation including calculated interest and final assessments could impact the classifications and estimates of the disputes.

Estimation has been applied in the measurement of deferred tax assets with respect to Maersk Drilling’s ability to utilise the assets. Management considers the likelihood of utilisation based on the latest business plans and recent financial performances of the individual entities.

Off Balance Sheet Arrangements

The Maersk Drilling Group has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect or change on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Maersk Drilling Group is a party, under which the Maersk Drilling Group has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Market risk

The offshore drilling industry is highly competitive, and profitability is strongly impacted by developments in rig supply and drilling demands. In addition, the industry is volatile and cyclical, which is largely the result of changes in oil and gas prices and their impact on exploration and production company expenditures. In addition, the long-term transition to a lower carbon economy is likely to impact long term offshore exploration & production activity levels with the risk of longer periods of rig over-supply. Periods of low drilling demand and excess rig supply intensify competition in the industry and may result in rigs being idle or earning substantially lower day rates than the historical average for long periods of time. Additionally, general contractual terms and conditions are under pressure during periods of low industry activity, potentially further reducing the commercial value of available rig contracts.

Maersk Drilling mitigates the risks associated with low demand through a high focus on customers and their requirements, a continuous strong operational delivery and maintaining a fleet of modern and technologically advanced drilling rigs. Maersk Drilling is also focused on co-developing new compensation and business models with customers, focusing on reducing waste and costs related to drilling a well. Further, Maersk Drilling has adopted a warm stacking strategy for its fleet, enabling shorter time for reactivation and lower risks in reactivation to meet customer demands and keep utilisation high.

Currency risk

The Maersk Drilling Group’s activities as well as functional currencies are in U.S. dollars in all material entities with a natural hedge between contract revenue and operating costs in non-U.S. dollar currencies that minimizes currency risk. For further details, see Note 3.4 to the consolidated financial statements. As the income is primarily denominated in U.S. dollars, this is also the primary financing currency. All material commitments are in U.S. dollars. Cash kept in countries with limited access to repatriating surplus cash is subject to currency risks.

The sensitivity from the USD/DKK exchange rate is estimated to impact the EBITDA before special items with +/- $2 million for a movement in the exchange rate of +/- 5%.

Interest rate risk

At September 30, 2021, the Maersk Drilling Group’s debt is denominated in U.S. dollars and both surplus funds and borrowings are based on variable interest rates agreements. Interest rate swaps have been entered into resulting in 54% of the gross debt being at a fixed interest rolling 12 months from today, 51% in 2022 and 47% in 2023.

Borrowing by interest rate levels

	Next Interest Rate Fixing
	Carrying amount	0-1 year	1-5 years
	USD million
2021 Q3
<3%	54		54
3–6%	1,094	479	615

Total	1,148	479	669

The balances were in all material respects denominated in U.S. dollars based on variable interest rate agreements.

Credit risk

The Maersk Drilling Group has exposure to financial and commercial counterparties. To minimize the credit risk, financial vetting is undertaken for all major customers.

Financial assets at amortized cost comprise loans receivable and other receivables. These are all considered to have low credit risk and thus the impairment provision calculated on the basis of 12-month expected losses is considered immaterial. The financial assets are considered to be low risk when they have low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

The Maersk Drilling Group applies the simplified approach to providing the expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. Customer contracts do not include unusual payment terms or material financing components. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. In accordance with IFRS 9, receivables not due have also been assessed for expected credit losses.

Maturity analysis of trade receivables

	2021 Q3	2020 Q3	2020	2019	2018
	USD million
Receivables not due	235	173	169	215	237
Less than 90 days overdue	19	23	27	31	81
More than 90 days overdue	6	28	14	18	24

Receivables, gross	260	224	210	264	342

Expected credit loss	—	—	—	—	(3)

Carrying amount	260	224	210	264	339

MANAGEMENT OF TOPCO AFTER THE BUSINESS COMBINATION

References in this section to “we”, “our”, “us” and the “Company” generally refer to Noble and its consolidated subsidiaries, prior to the Business Combination, and Topco and its consolidated subsidiaries after giving effect to the Business Combination.

The information about Topco’s management is based on the provisions of the Topco Articles of Association, the form of which is included as Annex B to this registration statement, and which are expected to be in effect in such form as of the consummation of the Business Combination. However, Topco’s articles of association may be changed at any time prior to consummation of the Business Combination by mutual agreement of Noble and Maersk Drilling and the passing of a special resolution by Topco’s sole shareholder or after consummation of the Business Combination by the passing of a special resolution by Topco’s shareholders. If the Topco Articles of Association are amended, the below summary may cease to accurately reflect them as so amended.

Additionally, at the Closing, Topco will enter into the Relationship Agreement with the Investor Manager and APMH Invest, which will set forth certain director designation rights of such Topco shareholders following the Closing. In particular, pursuant to the Relationship Agreement, each of the Investor Manager and APMH Invest will be entitled to designate (a) two nominees to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns no fewer than 20% of the then outstanding Topco Shares and (b) one nominee to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns fewer than 20% but no fewer than 15% of the then outstanding Topco Shares. Each nominee of the Investor Manager and APMH Invest will meet the independence standards of the NYSE with respect to Topco; provided, however, that APMH Invest shall be permitted to have one nominee who does not meet such independence standards so long as such nominee is not an employee of Topco or any of its subsidiaries.

Executive Officers and Directors

The following table lists the names, ages and positions of those individuals whom we anticipate will become Topco’s directors and executive officers. Pursuant to the Business Combination Agreement, effective immediately upon closing, the Topco Board will be comprised of seven individuals, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, who will serve as the President and Chief Executive Officer of the combined company. Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board, and Claus V. Hemmingsen, the current Chairman of the Maersk Drilling Board, will be one of the three directors designated by Maersk Drilling.

Name	Age	Position
Executive Officers
Robert W. Eifler	42	President and Chief Executive Officer

Board
Charles M. (Chuck) Sledge	56	Chairman of the Board of Directors
Claus V. Hemmingsen	59	Director
Robert W. Eifler	42	Director
		Director

Executive Officers

Robert W. Eifler. Mr. Eifler was named President and Chief Executive Officer of Noble in May 2020. Previously, Mr. Eifler served as Senior Vice President, Commercial of Noble from August 2019 until assuming his position as President and Chief Executive Officer of Noble. Mr. Eifler served as Senior Vice President,

Marketing and Contracts of Noble from February 2019 to August 2019, and as Vice President and General Manager – Marketing and Contracts of Noble from July 2017 to February 2019. Before that, Mr. Eifler led Noble’s marketing and contracts efforts for the Eastern Hemisphere while based in London. From November 2013 to March 2015, Mr. Eifler worked for Hercules Offshore, Inc., an offshore driller, as Director, International Marketing. Mr. Eifler originally joined Noble in February 2005 as part of the management development program and held numerous operational and marketing roles with increasing responsibility around the world until joining Hercules Offshore, Inc. in 2013. Mr. Eifler brings to Topco’s Board extensive knowledge of Noble and the industry as the President and Chief Executive Officer of Topco.

Topco Board

Charles M. Sledge. Mr. Sledge has served as a member and Chairman of Noble’s board of directors since February 2021. Mr. Sledge previously served as Senior Vice President and Chief Financial Officer of Cameron International Corporation, an oilfield services company, from November 2008 until its acquisition by Schlumberger in April 2016 after previously having been its Vice President and Corporate Controller. Mr. Sledge also served as Senior Vice President of Finance and Treasurer of Stage Stores, Inc. from 1999 to 2001 after having served as its Vice President, Controller from 1996 to 1999. Mr. Sledge serves on the board of directors of Talos Energy Inc., Expro International and Weatherford International, and previously served on the board of directors of Vine Energy Inc. from July 2017 to November 2021. Additionally, Mr. Sledge serves on the audit committee and nominating committee of Talos Energy Inc. and the audit committee and health, safety and environment committee of Weatherford International. Because of his broad financial knowledge as well as knowledge of the industry and oil and gas investments, we believe Mr. Sledge is well qualified to serve on our board of directors.

Claus V. Hemmingsen. Mr. Hemmingsen has served as a member of the board of directors of the Maersk Drilling Group (and its predecessor entities) since 2016 and was previously CEO of the Maersk Drilling Group. Mr. Hemmingsen has extensive international, commercial and managerial experience from the offshore oil and gas and shipping industries, including HSSE & sustainability, mergers and acquisitions, capital markets and non-executive directorships. Mr. Hemmingsen also serves as the chairman of DFDS A/S, HusCompagniet A/S and Innargi Holding A/S, including subsidiaries, and as a board member of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til Almene Formaal (The A.P. Moller Foundation), APMH, Den A.P. Møllerske Støttefond, Det Forenede Dampskibs-Selskabs Jubilæumsfond, Fonden Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping, Global Maritime Forum Fonden and Work Wear Group A/S, including subsidiaries. He also serves as the chief executive officer of CVH Consulting ApS. Because of his broad international, commercial and managerial experience in the oil and gas industry, we believe Mr. Hemmingsen is well qualified to serve on our board of directors.

There are no family relationships among any of Topco’s executive officers or directors.

Director and Officer Qualifications

Topco is not expected to formally establish any specific, minimum qualifications that must be met by each of its officers. However, Topco expects generally to evaluate the following qualities: educational background, diversity of professional experience, including whether the person is a current or was a former chief executive officer or chief financial officer of a public company or the head of a division of a prominent international organization, knowledge of Topco’s business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of Topco’s shareholders.

The Nominating, Governance and Sustainability Committee of the Topco Board will prepare policies regarding director qualification requirements and the process for identifying and evaluating director candidates for adoption by Topco’s Board.

Committees of Topco’s Board of Directors

Upon the completion of the Business Combination, Topco’s Board will establish three standing committees comprised of independent, non-executive directors: the Audit Committee, the Compensation Committee, and the Nominating, Governance and Sustainability Committee. Each committee will operate under a charter approved by Topco’s Board that will be effective upon completion of the Business Combination. Following the consummation of the Business Combination, copies of each charter will be posted on Topco’s website.

Audit Committee

The Audit Committee’s responsibilities will include, among other things, oversight of:

•	Topco’s accounting and financial reporting and related processes and disclosures;

•	the adequacy and effectiveness of Topco’s internal control over financial reporting;

•	audits of the consolidated financial statements of Topco and its subsidiaries;

•

the public accounting firm engaged as Topco’s independent auditor, including with respect to its appointment, qualifications, independence, performance, compensation, and retention, and related matters;

•	Topco’s internal audit function, including with respect to its performance, resources, and retention; and

•	the assessment and management of risks, including financial risks and risks related to information security.

The charter will also provide that the Audit Committee will be responsible for pre-approving all audit services, internal control-related services and non-audit services (other than de minimis non audit services), and establishing and maintaining the necessary approval procedures.

Pursuant to the terms of the charter, each member of the Audit Committee will be financially literate and at least one member of the audit committee will qualify as an “audit committee financial expert” as defined in applicable SEC rules.

Compensation Committee

The Compensation Committee’s responsibilities will include, among other things:

•	reviewing and making recommendations to Topco’s Board regarding the compensation of Topco’s non-executive directors;

•	reviewing and making recommendations to Topco’s non-executive directors regarding the compensation of executive officers serving on Topco’s Board;

•	approving the compensation of Topco’s senior management;

•	recommending changes to Topco’s compensation policy, which will govern the compensation of Topco’s non-executive directors, executive officers and senior management;

•	reviewing and reporting to Topco’s Board, development and succession plans for Topco’s executive directors; and

•	overseeing Topco’s equity incentive and benefit plans and human capital management function.

The charter will also provide that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including in accordance with applicable regulations, NYSE listing standards and Nasdaq Copenhagen listing standards.

Nominating, Governance and Sustainability Committee

The Nominating, Governance and Sustainability Committee’s responsibilities will include, among other things:

•	identifying and recommending nominees for election by Topco’s Board;

•	evaluating Topco’s Board on its performance;

•	recommend changes to Topco’s corporate governance framework and guidelines to Topco’s Board; and

•	overseeing Topco’s environmental, social and governance policies and practices.

Code of Business Conduct

Topco intends to adopt a code of business conduct that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Topco’s code of business conduct will be available on its website. Topco intends to disclose any amendment to the code, or any waivers of its requirements, on its website.

DESCRIPTION OF TOPCO SECURITIES

This section of the registration statement includes a description of the material terms of the Topco Articles of Association and of applicable English law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the Topco Articles of Association, which are included elsewhere in this registration statement. You are urged to read the full text of the Topco Articles of Association.

Description of Topco Shares

The following description of Topco Shares is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Topco Articles of Association, which will be adopted and take effect prior to completion of the Business Combination, which will be substantially in the form set forth in Annex B to this proxy statement/prospectus. You are urged to read the Topco Articles of Association and relevant provisions of the Companies Act for a more complete understanding of the rights conferred by Topco Shares. The following summary is not a description of the Topco Articles of Association currently in effect.

There are differences between Noble’s amended and restated certificate of incorporation (the “Noble Articles”) and the Topco Articles of Association, which will be adopted and take effect prior to completion of the Business Combination. Certain provisions of Noble’s Articles will not be replicated in the Topco Articles of Association, and certain provisions that will be included in the Topco Articles of Association are not in Noble’s Articles. See the section captioned “Comparison of Shareholder Rights”.

Except where otherwise indicated, the description below reflects the Topco Articles of Association as those documents will be in effect as of the effective time of the Business Combination. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Topco Articles of Association, which will be adopted and take effect prior to completion of the Business Combination.

Capital Structure

The rights of, and restrictions applicable to, the Topco Shares are prescribed in the Topco Articles of Association, subject to the Companies Act.

Share Capital

Under English law, the directors of a public limited company do not, save in certain limited circumstances (such as in respect of employee share schemes), have authority to allot new shares in the capital of a company without the authority of an ordinary resolution of its shareholders. Immediately prior to the Merger Effective Time, Noble Corporation Limited, as the sole shareholder of Topco, is expected to pass an ordinary resolution to grant the directors authority to allot shares, for a period of five years, up to an aggregate nominal amount of US$            . Shareholder approval would be necessary no less frequently than every five years to renew this authorization.

Topco’s share capital will consist of:

A Ordinary Shares: A ordinary shares with a nominal value of US$0.00001. A ordinary shares shall be issued with voting rights attached to them and each A ordinary share shall rank equally with all other shares in the capital of Topco that have voting rights for voting purposes. Each A ordinary share shall rank equally with all other shares in the capital of Topco for any dividend declared. Each A ordinary share shall rank equally with all other shares in the capital of Topco for any distribution made on a winding up of the Topco.

B Ordinary Shares: B ordinary shares shall be denominated in British Pounds Sterling with a nominal value of GBP£1. B ordinary shares shall be issued without voting rights attached to them. B ordinary shares shall have no entitlement to dividends. B ordinary shares do not have any right to participate in any distribution on a winding up of Topco save that after the return of the nominal value paid up or credited as paid up on every A ordinary shares in the capital of Topco and the distribution of £100,000,000 to each holder thereof, each B ordinary share shall be entitled to £1. The B ordinary shares may be issued as redeemable shares.

Capitalization Shares: Capitalization shares shall be denominated in US Dollars with a nominal value of US$1 each. Capitalization shares shall be issued without voting rights attached to them. Capitalization shares shall have no entitlement to dividends. Capitalization shares do not have any right to participate in any distribution on a winding up of Topco save that after the return of the nominal value paid up or credited as paid up on every other class of share in the capital of Topco and the distribution of US$100,000,000 to each holder thereof, each Capitalization share shall be entitled to US$1. The Capitalization shares may be issued as redeemable shares.

Based on the number of Noble Shares outstanding as of November 2, 2022, Topco is expected to issue approximately 66.6 million Topco Shares in aggregate to the Noble shareholders (which includes approximately 6.5 million Topco Shares to be issued to holders of Penny Warrants), subject to adjustment for issuances to holders of Noble RSU Awards upon completion of the Business Combination. Additionally, in connection with the consummation of the Offer, a number of Topco Shares will be issued to the Maersk Drilling shareholders as of the closing date of the Business Combination.

Pre-emptive Rights, Share Warrants and Options

The Companies Act grants pre-emptive rights on the issue of Topco Shares. Consequently, the Topco Board, save in limited circumstances, can only issue shares if they are first offered to existing ordinary shareholders in proportion to their existing holdings, unless a special resolution has been passed to grant them authority to issue shares on a non pre-emptive basis. Immediately prior to the Merger Effective Time, Noble Corporation Limited, as the sole shareholder of Topco, is expected to pass a special resolution to exclude pre-emptive rights for a period of five years with respect to the allotment of shares up to an aggregate nominal amount of US$            . Shareholder approval would be necessary no less frequently than every five years to renew this authorization.

Warrants

Each Noble Warrant issued pursuant to the Noble Warrant Agreements and outstanding immediately prior to the Merger Effective Time will be converted automatically into a Topco Warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such Topco Warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the Noble Warrant Agreement.

Immediately following completion of the Business Combination, there will be 19,408,078 Topco Warrants outstanding.

Dividends

Under the Companies Act, Topco may pay a dividend out of its distributable profits.

Under the Topco Articles of Association, the Topco Board may from time to time recommend, and Topco may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by the Companies Act and the Topco Articles of Association. Except as otherwise provided by the rights attached to the shares, all shares will carry a pro rata entitlement to the receipt of dividends. Dividends may be declared and paid in any currency or currencies that the Topco Board may determine, using an exchange rate selected by the Topco Board for any currency conversions required. No dividend or other money payable in respect of a Topco Share shall bear interest against Topco, unless otherwise provided by the rights attached to the share.

Share Repurchases, Redemptions and Conversions

Repurchase

Subject to the Companies Act and to any pre-emptive rights the holders of Topco Shares may have, Topco may repurchase any of its own shares (including any redeemable shares, if the Topco Board should decide to issue any) by way of “off market purchases” with the prior approval of an ordinary shareholder resolution (i.e., passed with the majority of the votes cast). Such approval may be for a specific repurchase or constitute a general authority lasting for up to five years from the date of the resolution, and renewal of such approval for additional five year terms may be sought more frequently. However, shares may only be repurchased out of distributable reserves or, subject to certain exceptions, the proceeds of a fresh issue of shares made for that purpose. Topco is expected to pass an ordinary resolution, prior to the Business Combination, authorizing the repurchase of up to 15% per annum of the issued share capital as of the beginning of each fiscal year for a five year period (subject to an overall aggregate maximum number of shares to be set forth in the resolution).

Redemption

Under the Companies Act, Topco may issue shares which will or can be redeemed by Topco or by the holder of such redeemable shares.

Treasury shares

Under the Companies Act, following the redemption or repurchase of shares, Topco may hold the shares in treasury (and subsequently cancel them, sell them, or transfer them for the purpose of or under an employees’ share scheme) to the extent it is authorized to do so by an ordinary resolution (passed by a simple majority of those voting in person or by proxy) of the Topco shareholders. There must at all times be sufficient shares in Topco outstanding that are not held in treasury to satisfy the minimum share capital requirements under the Companies Act.

Consolidation and Division; Subdivision

Under the Companies Act, Topco may, by ordinary resolution (passed by a simple majority of those voting in person or by proxy), consolidate all or any of its share capital into shares of larger amount than its existing shares, or subdivide all or any of its existing shares into shares of a smaller amount than its existing shares.

Reduction of Share Capital

Under the Companies Act, Topco may reduce its capital only by way of a court approved procedure, preceded by the approval of a majority of three-quarters of its shareholders.

Annual General Meetings of Shareholders

Topco must hold its annual general meeting in each period of six months beginning with the day following its accounting reference date (which is its accounting year end of December 31).

The notice of the general meeting must state the time, date and place of the meeting and the general nature of the business to be dealt with, and must state whether the meeting is a physical meeting or a hybrid meeting.

Under English law and the Topco Articles of Association, an annual general meeting must be called by at least 21 clear days’ notice. This notice period can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice. A meeting other than the annual general meeting must be called by not less than 14 clear days’ notice, but this too can be longer or shortened by agreement.

“Clear days” means calendar days and excludes (1) the date on which a notice is given or a request received; and (2) the date of the meeting itself.

One or more shareholders holding at least 5% of the total voting rights of all shareholders who have the right to vote on the resolution, or at least 100 shareholders who have a right to vote and hold (on average) at least £100 per shareholder of paid-up share capital can require resolutions to be put before the annual general meeting (including, for the avoidance of doubt, a resolution to appoint a director).

General Meetings of Shareholders

The Companies Act requires the Topco Board, if it receives a written requisition from Topco shareholders representing at least 5% of such of the paid up capital of Topco as carries the right of voting at general meetings (the “Requisitioners”) to, within 21 days, call a general meeting of Topco shareholders or a meeting of the holders of that class of shares, as applicable, to be held as soon as practicable and in any event not later than 28 days after the date of the notice convening the meeting. The requisition must state the business to be considered at the meeting, must be signed by or on behalf of the Requisitioners, and must be submitted to Topco’s registered office.

Under the Companies Act, if the Topco Board does not, within 21 days of the date of the deposit of a valid requisition from Requisitioners, call a meeting of Topco shareholders to be held within 28 days of the notice convening the meeting, the Requisitioners (or those representing more than a one half of the total voting rights of the Requisitioners) may call a meeting of Topco shareholders to be held within three months of the date of deposit of the requisition. A meeting called by the Requisitioners in this manner must be called in the same manner, as nearly as possible, as meetings are called by the Topco Board. Topco must reimburse any reasonable expenses incurred by the Requisitioners in calling the meeting if the Topco Board has failed to properly call a requisitioned meeting.

Under the Topco Articles of Association, a general meeting of Topco shareholders may also be called by the Topco Board.

Quorum for Meetings of Shareholders

Under the Topco Articles of Association, except as otherwise provided by law or the Topco Articles of Association, a quorum shall be members who, present in person (which, in the case of a corporate member shall include being present by a representative) or by proxy, together represent at least the majority of the total voting rights of all the members entitled to vote in relation to the meeting. Certain specified matters require a quorum of two-thirds of the total voting rights, being (i) the adoption of a resolution to remove a serving board member; and (ii) amendments to certain provisions of the Topco Articles of Association.

Voting

Under the Topco Articles of Association, all resolutions at an annual general meeting or other general meeting must be decided on a poll.

On a poll, each Topco shareholder present in person or by proxy is entitled to one vote for each Topco Share in the name of the shareholder on record at the relevant record date.

Under the Companies Act, an ordinary resolution proposed at an annual general meeting or other general meeting of the shareholders requires approval by a simple majority of the voting rights represented in person or by proxy at the meeting. Matters requiring an ordinary resolution under the Companies Act include the following:

•	approval of directors’ long-term service contracts, substantial property transactions with or loans to directors;

•	ratification of acts by directors;

•	the approval of the directors’ remuneration report and remuneration policy;

•	a subdivision or consolidation of share capital;

•	a redenomination of share capital; and

•	authorization of off-market share purchases.

Under the Companies Act, a special resolution proposed at an annual general meeting or other general meeting of the shareholders requires approval by not less than 75% of the voting rights represented in person or by proxy at the meeting. Matters requiring a special resolution under the Companies Act include the following:

•	altering a company’s articles of association;

•	re-registration of a company from public to private or from private to public;

•	changing the name of a company (unless otherwise provided for in the company’s articles of association—the Topco Articles of Association permit the company’s name to be changed by the Topco Board);

•	varying the class rights of shares, unless otherwise provided for in the articles of association;

•	reducing share capital;

•	implementing a scheme of arrangement; and

•	commencing or terminating a member’s voluntary winding up.

Variation of Rights Attaching to a Class of Shares

Under the Companies Act, any variation of class rights attaching to the issued shares of Topco requires the approval of a special resolution passed by a majority of not less than 75% of the voting rights of that class represented in person or by proxy at a separate meeting of the shareholders of the relevant class.

Inspection of Books and Records

Under the Companies Act, a company’s register of shareholders must be kept available for inspection. Inspection is free for Topco shareholders but Topco may charge a prescribed fee to any other person who intends to inspect the register. In addition, anyone may request a copy of an English company’s register of shareholders on payment of a prescribed fee and delivery to the company of a written request containing certain information, including the purpose for which the copy register will be used.

English law also provides that certain corporate records of Topco, including a register of its directors, secretary, directors’ indemnities and directors’ service contracts, must be open for inspection for at least two hours in each business day.

The accounting records of a public English company must be open at all times to inspection by its officers. Topco’s statutory books and records shall, to the extent required by the Companies Act, be kept at Topco’s registered office.

Acquisitions

An English private limited company may be acquired in a number of ways, including by means of a “scheme of arrangement” between the company and its shareholders or by means of a takeover offer.

Scheme of arrangement

A “scheme of arrangement” is a statutory procedure under the Companies Act pursuant to which the English courts may approve an arrangement between an English company and some or all of its shareholders. In a “scheme of arrangement”, the company would make an initial application to the court to convene a meeting or meetings of its shareholders at which a majority in number of shareholders representing 75% of the voting rights of the shareholders present and voting either in person or by proxy at the meeting must agree to the arrangement by which they will sell their shares in exchange for the consideration being offered by the bidder. If the shareholders so agree, the company will return to court to request the court to sanction the arrangement. Upon such a scheme of arrangement becoming effective in accordance with its terms and the Companies Act, it will bind the company and such shareholders.

Takeover offer

A takeover offer is an offer to acquire all of the outstanding shares of a company (other than shares which at the date of the offer are already held by the offeror). The offer must be made on identical terms to all holders of shares to which the offer relates. If the offeror, by virtue of acceptances of the offer, acquires or contracts to acquire more than 90% in par value of the shares to which the offer relates, the Companies Act allows the offeror to give notice to any non-accepting shareholder that the offeror intends to acquire his or her shares through a compulsory acquisition (also referred to as a “squeeze out”), and the shares of such non-accepting shareholders will be acquired by the offeror six weeks later on the same terms as the offer, unless the shareholder objects to the English court and the court enters an order that the offeror is not entitled to acquire the shares or specifying terms of the acquisition different from those of the offer.

The Companies Act permits a scheme of arrangement or takeover offer to be made relating only to a particular class or classes of a company’s shares.

Additionally, following the listing of Topco Shares in Denmark on Nasdaq Copenhagen, certain Danish takeover restrictions will likely apply to attempted takeovers of Topco. The Danish Takeover Order includes rules concerning public tender offers for the acquisition of shares admitted to trading on a regulated market (including Nasdaq Copenhagen). Pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer, as a result of the transfer, gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA.

The application of the mandatory tender offer rule could inter alia have a deterrent effect on potential acquirers of Topco Shares if such acquisition would result in a transfer of control over Topco, if this would trigger an obligation to make a mandatory tender offer.

Disclosure of Interests in Shares

Requirements under the Companies Act

Topco shareholders will also be subject to section 793 of the Companies Act, which is also incorporated in the Topco Articles of Association. Section 793 provides that a company may give notice to any person who it knows or has reasonable cause to believe to be interested in the company’s shares (or to have been interested in the previous three years) requiring that person to provide to the company details of the person’s interest.

If a Topco shareholder fails to respond to such a request within 14 calendar days, Topco can impose sanctions on that holder which include the suspension of voting rights in the relevant shares and, where the relevant shares represent at least 0.25% of the class (excluding treasury shares), the suspension of dividend and share transfer rights. The Topco Board may suspend or terminate any and all of the sanctions in its discretion at any time. These sanctions automatically cease when the Topco shareholder complies with the request.

Requirements under the Exchange Act

Holders of Topco Shares shall be subject to certain reporting requirements under the Exchange Act.

Shareholders owning more than 5% of any class of equity securities registered pursuant to Section 12 of the Exchange Act must comply with disclosure obligations under Section 13 of the Exchange Act. Sections 13(d) and 13(g) of the Exchange Act require any person or group of persons who owns or acquires beneficial ownership of more than 5% of certain classes of equity securities to file ownership reports with the SEC on either Schedule 13D or (for passive investors) the short form Schedule 13G.

If the shareholder is required to file a report on Schedule 13D, such a report must include information on, among other things, the acquisition of securities by which the shareholder exceeded the 5% threshold and be filed within 10 days after the acquisition. The schedule is filed with the SEC and is provided to the issuer, as well as to each stock exchange on which the security is traded. Schedule 13G is a shorter alternative to Schedule 13D, which is available to beneficial owners of more than 5% of a class of securities that are considered passive investors. Generally, passive investors are investors that do not intend to control or change the control of a company. A Schedule 13G filing has different information and timing requirements than a Schedule 13D filing.

A filer must, among other things, amend a Schedule 13G promptly upon acquiring beneficial ownership of more than 10% of a registered class of equity securities and must thereafter promptly amend the Schedule 13G upon increasing or decreasing its beneficial ownership by more than 5% of the class. A Schedule 13G filer must change to filing Schedule 13D within 10 days after beneficial ownership first equals or exceeds 20% of the class and is prohibited from voting or acquiring additional securities of the class until 10 days after the Schedule 13D is filed.

Directors and officers of the issuer with a registered class of equity securities, and any person or group that has beneficial ownership of more than 10% of such class, face additional requirements regarding the disclosure of ownership and equity trading. Each such director, officer, person or group will be considered an insider under Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Insiders must make an initial filing on Form 3 within 10 days after the filer’s becoming an insider and must disclose beneficial ownership of all securities of the issuer. Insiders must also file Form 4 reports disclosing transactions resulting in a change in beneficial ownership within two business days following the execution date of the transaction, except for limited types of transactions eligible for deferred reporting on Form 5. In addition, insiders are required to report on Form 5 within 45 days after the issuer’s fiscal year-end any transactions or holdings that should have been, but were not, reported on Form 3 or 4 during the issuer’s most recent fiscal year and any transactions eligible for deferred reporting.

Requirements under Nasdaq Copenhagen

Shareholders in companies with shares admitted to trading and official listing on Nasdaq Copenhagen are, pursuant to Section 38 of the Danish Capital Markets Act, required to give simultaneous notice to the company and the Danish FSA of the shareholding in the company, when the shareholding reaches, exceeds or falls below thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and limits of one-third or two-thirds of the voting rights or nominal value of the total share capital.

A shareholder in a company means a natural or legal person who, directly or indirectly, holds: (i) shares in the company on behalf of himself/herself/itself and for his/her/its own account; (ii) shares in the company on behalf of himself/herself/itself, but for the account of another natural or legal person; or (iii) depository receipts, where such holder is considered a shareholder in relation to the underlying shares represented by the depository receipts.

The duty to notify set forth above further applies to natural and legal persons who are entitled to acquire, sell or exercise voting rights which are:

•

held by a third party with whom that natural or legal person has concluded an agreement, which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the issuer in question (common duty to inform for all parties to the agreement);

•	held by a third party under an agreement concluded with that natural or legal person providing for the temporary transfer of the voting rights in question in return for consideration;

•	attached to shares which are lodged as collateral for that natural or legal person, provided the person controls the voting rights and declares an intention of exercising them;

•	attached to shares in which that natural or legal person has a lifelong right of disposal;

•	held, or may be exercised within the meaning of (i) to (iv), by an undertaking controlled by that person or entity;

•	attached to shares deposited with that natural or legal person and which the person can exercise at his/her/its own discretion in the absence of specific instructions from the shareholders;

•	held by a third party in its own name on behalf of that person; or

•	exercisable by that person through a proxy where that person may exercise the voting rights at his/her/its discretion in the absence of specific instructions of the shareholder.

The duty to notify set forth above also applies to anyone, who directly or indirectly holds (a) financial instruments that afford the holder either an unconditional right to acquire or the discretion as to his/her/its right to acquire existing shares (e.g., share options); and/or (b) financial instruments based on existing shares and with an economic effect equal to that of the financial instruments mentioned in (a), regardless of them not affording the right to purchase existing shares (e.g., cash-settled derivatives linked to the value of the shares in question). Holding these kinds of financial instruments counts towards the thresholds mentioned above and may thus trigger a duty to notify by itself or when accumulated with a shareholding.

The notification shall be made promptly but no later than four weekdays after the shareholder was aware or should have become aware of the completion of the transaction, and in accordance with the provisions of Danish Executive Order no. 1172 of 31 October 2017 on Major Shareholders. The shareholder is deemed to have become aware of the completion of the transaction two weekdays after the completion of the transaction. The shareholder shall disclose the change in voting rights and shares, including the number of voting rights (and the distribution of voting rights among share classes, if applicable) and shares held directly or indirectly by the shareholder following the transaction. The notification shall further state the transaction date on which the threshold was reached or no longer reached and the identity of the shareholder as well as the identity of any natural or legal person with the right to vote on behalf of the shareholder and in the case of a group structure, the chain of controlled undertakings through which voting rights are effectively held. The information shall be notified to the company and simultaneously submitted electronically to the Danish FSA. Failure to comply with the notification requirements is punishable by fine or suspension of voting rights in instances of gross or repeated non-compliance.

When an obligation to notify rests on more than one natural or legal person the notification may be made through a joint notification. However, use of a joint notification does not exempt the individual shareholders or natural or legal persons from their responsibilities in connection with the obligation to notify or the contents of the notification.

After receipt of the notification, the company shall promptly, but not later than three weekdays thereafter, publish the contents of the notification.

A similar duty, as set forth above, also applies to a company’s holding of treasury shares. A company with shares admitted to trading and official listing on Nasdaq Copenhagen is required to promptly, but not later than four weekdays thereafter, publish an announcement specifying the company’s, direct or indirect, holding of treasury shares, when the holding reaches, exceeds or falls below the thresholds of 5% or 10% of the voting rights or the nominal value of the share capital. This duty applies regardless of whether the company holds the treasury shares itself or through a person acting in his own name but on the company’s behalf.

The Short Selling Regulation (236/2012/EU) includes certain notification requirements in connection with short selling and imposes restrictions on uncovered short selling of shares admitted to trading on a trading venue (including Nasdaq Copenhagen).

When a natural or legal person reaches, exceeds or falls below a net short position of 0.2% of the issued share capital of a company that has shares admitted to trading on a trading venue, such person shall make a notification to the relevant competent authority, which in Denmark is the Danish FSA. The obligation to notify the Danish FSA, moreover, applies in each case where the net short position reaches, exceeds or falls below each 0.1% threshold above the 0.2% threshold. In addition, when a natural or legal person reaches, exceeds or falls below a net short position of 0.5% of the issued share capital of a company that has shares admitted to trading on a trading venue in the European Union and each 0.1% above that, such person shall make a public notification of its net short position via the Danish FSA. The notification requirements apply to both physical and synthetic short positions. In addition uncovered short selling (naked short selling) of shares admitted to trading on a trading venue is prohibited.

A natural or legal person is prohibited from entering into a short sale of shares admitted to trading on a trading venue unless one of the following conditions is satisfied: (i) the natural or legal person has borrowed the share or has made alternative provisions resulting in a similar legal effect; (ii) the natural or legal person has entered into an agreement to borrow the share or has another absolutely enforceable claim under contract or property law to be transferred ownership of a corresponding number of securities of the same class so that settlement can be effected when it is due; or (iii) the natural or legal person has an arrangement with a third party under which that third party has confirmed that the share has been located and has taken measures vis-à-vis third parties necessary for the natural or legal person to have a reasonable expectation that settlement can be effected when it is due. Certain exemptions apply to the prohibition, such as in the case of market-makers or in connection with stabilization in accordance with the Commission Delegated Regulation (EU) 2016/1052.

Anti-Takeover Provisions

Applicability of the UK Takeover Code and Danish Takeover Rules

Takeover offers and certain other transactions in respect of certain public companies are regulated by the Takeover Code, which is administered by the Takeover Panel, a body consisting of representatives of the City of London financial and professional institutions which oversees the conduct of takeovers.

An English public limited company is potentially subject to the protections afforded by the Takeover Code if, among other factors, a majority of its directors are resident within the UK, the Channel Islands or the Isle of Man. Based upon Topco’s current and intended plans for its directors, it is anticipated that the Takeover Code will not apply to Topco. However, it is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to Topco.

Following the listing of Topco Shares in Denmark on Nasdaq Copenhagen, certain Danish takeover restrictions will likely apply to attempted takeovers of Topco. The Danish Takeover Order includes rules concerning public tender offers for the acquisition of shares admitted to trading on a regulated market (including Nasdaq Copenhagen). Pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer, as a result of the transfer, gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA.

The application of the mandatory tender offer rule could inter alia have a deterrent effect on potential acquirers of Topco Shares if such acquisition would result in a transfer of control over Topco, if this would trigger an obligation to make a mandatory tender offer.

Corporate Governance

Under English law and the Topco Articles of Association, the authority for the overall management of Topco is vested in the Topco Board. The Topco Board may delegate any of its powers on such terms as it thinks fit in accordance with the Topco Articles of Association and English law. Despite this delegation, the Topco Board remains responsible, as a matter of English law, for the proper management of the affairs of Topco and the directors are not allowed to leave the performance of their duties to others. The directors must ensure that any delegation is and remains appropriate and that an adequate system of control and supervision is in place.

Committees may be established by the Topco Board which may meet as they see fit, subject to the requirements of the Topco Articles of Association and such committee’s charter document adopted by the Topco Board from time to time. Under the Topco Articles of Association, the quorum necessary for the transaction of business at any committee meeting may be fixed by the Topco Board. If the quorum is not fixed by the Topco Board, the quorum is a majority of the members of that committee then in office.

Legal Name; Formation; Fiscal Year; Registered Office

Topco was incorporated in England and Wales on October 16, 2020 as a public limited company with company number 12958050. Topco subsequently re-registered as a private limited company on January 13, 2021. Topco’s fiscal year ends on December 31 each year. Topco’s registered office address is 3rd Floor 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT. For more information regarding Topco, see the section captioned “Where You Can Find More Information”.

Appointment of Directors

The Topco Articles of Association provide that the number of directors shall not be less than three nor more than eleven. Immediately following the completion of the Business Combination, the Topco Board is expected to expand to seven members.

The Topco Board has the power to appoint a person as a director by simple majority resolution, either to fill a vacancy or as an additional position.

Removal of Directors and Vacancies

Under English law and pursuant to the Topco Articles of Association, the Topco shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions in the Topco Articles of Association, provided that 28 “clear days’” notice of the resolution is given to the company.

Under the Topco Articles of Association a person ceases to be a director if:

•	a bankruptcy order is made against that person or a composition is made with that person’s creditors generally in satisfaction of that person’s debts;

•

a registered medical practitioner who is treating that person gives a written opinion to Topco stating that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

•	the director is absent from meetings of the Topco Board for six consecutive months without permission of the Topco Board and the Topco Board resolves that the relevant director’s office be vacated;

•	that person ceases to be a director by virtue of any provision of the Companies Act or is prohibited from being a director by law; or

•	notification is received by Topco from that person that he is resigning or retiring from his office as director, and such resignation or retirement has taken effect in accordance with its terms.

Duration, Dissolution and Rights upon Liquidation

Topco’s duration will be unlimited but Topco may be dissolved and wound up at any time. There are three types of winding up procedure under the Companies Act:

•	a member’s voluntary winding-up;

•	a creditors’ voluntary winding-up; and

•	a compulsory winding-up.

Generally, a member’s voluntary winding up occurs when the company is solvent and a creditors’ voluntary winding up occurs when it is insolvent. Both processes are initiated by the company passing a special resolution. A liquidator (a qualified insolvency practitioner) needs to be appointed for a creditors’ voluntary winding up.

Upon dissolution, after satisfaction of the claims of creditors, the assets of Topco would be distributed to shareholders in accordance with their respective interests.

Uncertificated Shares

Shares of Topco may be held in either certificated or uncertificated form.

No Liability for Further Calls or Assessments

The shares to be issued in the Business Combination will be duly and validly issued and fully paid and non-assessable.

Transfer Agent and Warrant Agent

Under the Topco Articles of Association, subject to the Companies Act, certificated shares may be transferred by an instrument of transfer (in any usual form), duly executed, with such evidence as the Topco Board may reasonably require to show the right of the transferor to make the transfer.

Registration Rights

Certain persons who will be holders of the Topco Shares immediately after consummation of the Business Combination will be entitled to registration rights pursuant to the RRA. For additional detail on the Registration Rights Agreement, see “The Business Combination Agreement and Ancillary Documents—Ancillary Documents—Registration Rights Agreement.”

Listing of Topco Shares

Topco intends to apply to list the Topco Shares on the NYSE under the symbol “                ” and on Nasdaq Copenhagen under the symbol “                ”, in connection with the closing of the Business Combination.

COMPARISON OF SHAREHOLDER RIGHTS

Your rights as a Noble shareholder are governed by the Cayman Companies Act and Noble’s current articles and memorandum of association. Following consummation of the Business Combination, you will have the rights of a shareholder of Topco, and your rights will generally be governed by English law and the Topco Articles of Association.

The economic and voting rights of the Noble Shares and the Topco Shares are similar. However, there are differences between shareholder’s rights under the Cayman Companies Act and under applicable English law. In addition, there will be differences between Noble’s current articles and memorandum of association and the Topco Articles of Association.

The following discussion is a summary of the material differences in your rights that would result from consummation of the Business Combination and assuming you hold Topco Shares. As such, this summary does not cover all of the differences between Noble’s current articles and memorandum of association and the Topco Articles of Association. While Noble believes this summary is accurate in all material respects, the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable English law, the Cayman Companies Act, Noble’s articles and memorandum of association and the Topco Articles of Association. Noble encourages you to read those laws and documents. A copy of the Topco Articles of Association, substantially as are proposed to be adopted immediately prior to the consummation of the Business Combination, is found in the form attached to this proxy statement/prospectus as Annex B. For information as to how you can obtain a copy of Noble’s current articles and memorandum of association, see “Where You Can Find More Information.”

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders
Voting Rights

Voting, Generally

•  The holders of Ordinary Shares are entitled to one vote per share. The Articles do not provide for cumulative voting.

•  There are no limitations imposed by Cayman Islands law or the Articles on the right of nonresident shareholders to hold or vote their Ordinary Shares.

•  All or any of the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be varied only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

•  Under Cayman Islands law, some matters, like altering the Memorandum or the Articles, changing the name of Noble, voluntarily

•  Each shareholder of Topco is entitled to one vote for each Topco Share held by such shareholder.

•  If issued, the voting rights of holders of any additional shares that may be issued will be determined by the Topco Board in accordance with the Topco Articles of Association.

•  Under English law and the Topco Articles of Association, certain matters require “ordinary resolutions,” which must be approved by at least a majority of the votes cast by shareholders, and certain other matters require “special resolutions,” which require the affirmative vote of at least 75 percent of the votes cast at the meeting.

•  An ordinary resolution is needed to (among other matters) remove a director; provide, vary or renew the directors’ authority to allot shares; and appoint directors (where appointment is by shareholders).

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

winding up Noble or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution. A special resolution is a resolution passed by the holders of at least two thirds of the shares voted at a general meeting or approved in writing by all shareholders of Noble entitled to vote at a general meeting of Noble.

•  A special resolution is needed to (among other matters): alter a company’s articles of association, exclude statutory pre-emptive rights on allotment of securities for cash; reduce a company’s share capital; reregister a public company as a private company (or vice versa); and approve a scheme of arrangement.

•  The company name of Topco can be changed by either the Topco Board (under the Topco Articles of Association) or by a special resolution of the shareholders (as a matter of law).

Record Date

•  The directors may fix in advance or arrears a date as the record date for any determination of shareholders entitled to notice of, or to vote at any meeting of the shareholders or any adjournment thereof, or for the purpose of determining the shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of shareholders for any other purpose.

• The Topco Articles of Association provide that Topco may set a record date for determining the shareholders entitled to attend and vote at any meeting.

Quorum

•  The presence of shareholders who, present in person (which, in the case of a corporate shareholder shall include being present by a representative) or by proxy, together represent at least the majority of the total voting rights of all the shareholders entitled to vote in relation to the meeting. The matters set forth below require the presence of at least two thirds of the total voting rights of all the shareholders entitled to vote in relation to the meeting:

•  the adoption by Noble of a resolution to amend, vary, suspend the operation of, disapply or cancel:

•  Articles 21.1, 21.2 and 21.11, which relate to the convening of, and proceedings and procedures at, general meetings;

•  Article 26, which relates to the number and qualifications of the directors of Noble;

•  Article 28, which relates to the appointment and removal of directors of Noble;

•  Under English law, the quorum can be set by a company’s articles. The Topco Articles of Association state that holders of at least a majority of the shares issued and entitled to vote, present (in person, by proxy or by corporate representative) at a general meeting, shall constitute a quorum.

•  The Topco Articles of Association also provide a higher quorum threshold for certain resolutions to be passed. A quorum of two-thirds of those shareholders entitled to vote is required in order for a resolution to be passed which relates to:

1.  removing a serving member of the Topco Board; or

2.  amending, varying, suspending the operation of, disapplying or cancelling certain provisions of the Topco Articles of Association (including the quorum provisions, the election and reelection of directors, the fair price

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

•  Article 29, which relates to vacancies on the board of directors; or

•  Article 48, which relates to transactions with Interested Shareholders (as defined in the Articles).

•  The shareholders present at a duly constituted general meeting may continue to transact business until adjournment, despite the withdrawal of shareholders that leaves less than a quorum.

provisions and the interested shareholder provisions (see further “Share Acquisitions” below)).

Cumulative Voting
• In accordance with Cayman Islands law, because Noble’s Articles do not authorize cumulative voting of Ordinary Shares or preferred shares, cumulative voting is not permitted.	• Cumulative voting is not recognized under English law.

Action by Written Consent

•  Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of Ordinary Shares must be taken at a duly called annual or extraordinary general meeting of shareholders or by written resolution signed by all of the holders of Ordinary Shares. Extraordinary general meetings may be called by a majority of the entire board of directors, the Chairman of the Board, the Chief Executive Officer or by shareholders holding at least 30% of the paid up voting share capital of Noble.

• Under English law, a public limited company’s shareholders cannot pass a resolution by written consent; they can only pass resolutions taken at shareholder meetings.

Shareholder Proposals and Shareholder Nominations of Directors

Shareholders’ Ability to Call a Special Meeting

•  All general meetings other than annual general meetings shall be called extraordinary general meetings. A general meeting can be convened on the requisition in writing of any shareholder or shareholders holding at least 30% of paid up voting share capital of Noble.

•  Under English law, the ownership of shares (by one or more shareholders) representing five percent of the paid-up capital of Topco carrying voting rights gives the right to requisition the holding of a general meeting of shareholders. See “Special Meetings of Shareholders” below.

Shareholder Proposals: Director Nominations, Generally

• Nominations of persons for election as directors may be made at an annual general meeting only (a) as may be provided by the rights attaching to any class of preferred	• One or more shareholders holding at least five percent of the total voting rights in Topco, or 100 shareholders who have the right to vote and who hold shares on which

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

shares, (b) by or at the direction of the directors, or (c) by any shareholder who is entitled to vote at the meeting, who has complied with all applicable procedures, and who was a shareholder of record at the time the required notice is delivered to Noble and on the record date for the determination of shareholders entitled to vote at such meeting. The procedures set in the Articles do not apply to any Investor Director.

•  Any notice given in accordance with this Article must set out:

•  the name and address of the shareholder who intends to make the nomination;

•  the number of Shares held by such shareholder on date of such notice and that such shareholder shall be obliged to notify Noble as to number of Shares held by it on the record date;

•  the name and address of each person to be nominated as a director (a “Nominee”);

•  a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the Nominee or Nominees specified in the notice and be accompanied by evidence of the shareholding required to make such request by the relevant shareholder or shareholders;

•  a description of all arrangements or understandings between the shareholder and each Nominee and any other person or persons (giving their names) pursuant to which the nomination or nominations are to be made by the shareholder;

•  a written representation and agreement of each Nominee that such person:

•  is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to

Noble in such representation and agreement or (ii) any Voting Commitment that could limit or interfere with such person’s ability to there has been paid up an average sum of £100, per shareholder, can require resolutions to be put before the annual general meeting. The request must be received at least six weeks before the relevant annual general meeting. If so requested, the company is required to give notice of such a resolution in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting. There is also an option under English law, if certain details are provided, for such a request to be made by beneficial holders of shares provided that the request is made by more than 100 holders of shares (i.e., this option is not available for the 5% threshold route).

•  All shareholder resolutions thus proposed must not be:

(1) if passed, ineffective (whether by reason of inconsistency with any enactment or the Topco Articles of Association or otherwise);

(2) defamatory of any person; or

(3) frivolous or vexatious.

•  One or more shareholders holding at least five percent of the total voting rights in Topco, or at least 100 shareholders who have the right to vote and who hold shares on which there has been paid up an average sum of £100, per shareholder, can require the company to circulate to shareholders a statement of up to 1,000 words relating to a matter referred to in a proposed resolution or any other business matter to be dealt with in any type of general meeting. The request must be received at least one week before the meeting to which it relates. If so requested, the company is required to circulate a statement in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the relevant general meeting. There is also an option under English law, if certain details are provided for such a request to be made by beneficial holders of

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

comply, if elected as a director, with such person’s fiduciary duties under applicable law;

•  is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than Noble with respect to any direct or indirect compensation, reimbursement or indemnification in connection with such person’s nomination or service or action as a director that has not been disclosed to Noble in such representation and agreement;

•  would be in compliance, if elected as a director, and will comply, where and if applicable, with Noble’s code of business conduct and ethics, corporate governance guidelines, stock ownership and trading policies and guidelines, and any other policies or guidelines of Noble applicable to directors;

•  will make such other acknowledgments, enter into such agreements and provide such information as the directors require of all directors, including promptly submitting all completed and signed questionnaires required of the directors;

•  such other information regarding each Nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission;

•  in addition to the information required pursuant to any other provision of these Articles, Noble may require any proposed Nominee for election or re-election as a director to furnish any other information that:

•  may reasonably be requested by Noble to determine whether the Nominee would be an independent director under any applicable rules and listing standards of the United States securities exchanges upon which the share capital of Noble is listed or traded from time to time, any applicable rules of the Securities and Exchange Commission, or any publicly disclosed standards used by the directors in determining and disclosing the independence of the directors;

•  could be material to a reasonable shareholder’s understanding of the shares provided that the request is made by more than 100 people (i.e., this option is not available for the 5% threshold route).

•  Shareholders, whether individually or collectively, who do not meet the five percent threshold (or, in the case of proposing a resolution at an annual general meeting, the 100 shareholders threshold) will not be entitled to nominate a director or propose a shareholder resolution for consideration at a meeting of the shareholders, except for shareholder proposals required by SEC Rule 14a-8 under the Exchange Act.

•  Directors of Topco that are proposed to be elected at a shareholder meeting generally must be elected individually pursuant to separate proposals at the meeting; more than one director cannot be elected under the same shareholder proposal.

•  The Topco Articles of Association continue Noble’s current mechanism for nominating directors, subject to the five percent shareholding requirement set forth above.

•  To be timely, a shareholder’s notice must be delivered to the secretary of Topco at least 120 calendar days prior to the anniversary of the previous annual general meeting.

•  Under the Topco Articles of Association, and except as otherwise provided by law, if any proposal to nominate a director is not in accordance with the Topco Articles of Association, the chairman of the meeting may refuse to acknowledge such proposal and may determine that the shareholder who has nominated the person shall not be entitled to vote on the relevant resolution.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders
independence, or lack thereof, of such Nominee; and • the consent of each Nominee to serve as a director if so elected.

Sources and Payment of Dividends

Sources of Dividends

Any declaration and payment of dividends by Noble would be:

•  dependent upon its results of operations, financial condition, cash requirements and other relevant factors;

•  subject to the discretion of the board of directors;

•  subject to restrictions contained in debt instruments; and

•  payable only out of its accumulated profits or its share premium account in accordance with Cayman Islands law.

The share premium account is the excess of the purchase price for shares issued over the nominal or par value of those shares.

•  Topco may pay dividends on its ordinary shares only out of its “distributable profits,” defined as accumulated, realized profits (so far as not previously utilized by a distribution or capitalization) less accumulated, realized losses, and not out of share capital, which includes share premiums (which are equal to the excess of the consideration for the issuance of shares over the aggregate nominal amount of such shares). Share capital or share premium may only be considered ‘distributable profits’ where, in the case of Topco, a Court approved capital reduction has taken place.

•  In addition, under English law, Topco will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves or to the extent that the distribution will reduce the net assets below such amount.

Declaration of Dividends

•  Subject to any rights and restrictions of any other class or series of shares, the board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of Noble’s lawfully available funds. The board of directors may declare that any dividend be paid wholly or partly by the distribution of shares of Noble or specific assets.

•  The Topco Articles of Association authorize the Topco Board to declare interim dividends if it considers that the financial position of Topco justifies such payment. Final dividends may also be recommended by the Board and approved by shareholders by ordinary resolution.

•  The Topco Articles of Association provide that dividends may be paid in cash or in property, paid-up shares, or debentures of another company.

Record Date

• The directors may fix in advance or arrears a date as the record date for any determination of shareholders entitled to notice of, or to vote at any meeting of the shareholders or any	• The Topco Articles of Association provide that, subject to certain restrictions, the Topco Board may set the record date for a dividend or other distribution.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

adjournment thereof, or for the purpose of determining the shareholders entitled to receive payment of any dividend or other distribution, or in order to make a determination of shareholders for any other purpose.

Purchase and Redemption of Stock

Purchase and Redemption of Stock, Generally

•  Under the Articles, Noble may purchase any issued Ordinary Shares in the circumstances and on the terms as are agreed by Noble and the holder of the shares whether or not Noble has made a similar offer to all or any other of the holders of Ordinary Shares.

•  Topco may purchase its own shares, which requires approval of the shareholders by an ordinary resolution (a simple majority of votes cast). Immediately prior to the Merger Effective Time, Noble Corporation Limited, as the sole shareholder of Topco, is expected to pass an ordinary resolution, which would authorize the repurchase of up to 15% per annum of the issued share capital as of the beginning of each fiscal year for a five year period (subject to an overall aggregate maximum number of shares to be set forth in the ordinary resolution). Shareholder approval would be necessary no less frequently than every five years to renew this authorization.

•  Topco may redeem or purchase shares only if the shares are fully paid and only out of:

(1) distributable profits; or

(2) the proceeds of a new issue of shares made for the purpose of the purchase or redemption.

•  Under English law, any shares purchased by Topco may be cancelled or held in treasury, from which they can be resold or used for the purposes of an employee share scheme.

Voting Treasury Stock

•  Under Cayman Islands law, the board of directors may, prior to any purchase, redemption or surrender of any share in Noble, determine that such share shall be held as a Treasury Share. For so long as Noble Company holds the Treasury Share, Noble shall be entered in its register of members as holding such share, but shall not be treated as a member for any purpose and shall not

• Treasury shares cannot be voted.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders
exercise any right in respect of the Treasury Share, including the right to vote at general meetings or be counted in determining a quorum.

Meetings of Shareholders

•  The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings.

•  General meetings shall also be convened on the requisition in writing of any shareholder or shareholders entitled to attend and vote at general meetings of Noble holding at least 30% of the paid up voting share capital of Noble.

•  All general meetings other than annual general meetings are called extraordinary general meetings. Each year, Noble must hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall appoint.

•  At least ten clear days’ notice shall be given of any general meeting.

•  Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by Noble.

•  The Topco Articles of Association provide that the Topco Board may convene general meetings of the shareholders at any place they so designate.

•  The notice of the general meeting must state the time, date and place of the meeting, whether the meeting will be a physical meeting or a hybrid meeting (i.e. one where there will be a physical place and electronic participation) and the general nature of the business to be dealt with. The general meeting may be within or outside the U.K.

•  Topco must hold its annual general meeting within six months from the day following the end of its fiscal year.

•  Under English law, an annual general meeting must be called by at least 21 clear days’ notice. It is possible to extend this notice period in the company’s articles of association. This notice period can be longer or can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice. A meeting other than the annual general meeting must be called by not less than 14 clear days’ notice, but this too can be longer or shortened by agreement. The Topco Articles of Association require at least 21 clear days’ notice of general meetings.

•  “Clear days” means calendar days and excludes (1) the date on which a notice is given or a request received; and (2) the date of the meeting itself.

Special Meetings of Shareholders

Calling a Special or Extraordinary General Meeting

• The Directors, the chief executive officer or the chairman of the board of Directors may call an extraordinary general meetings.	• The Topco Articles of Association provide that general meetings of shareholders may be called on the order of the Topco Board.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

•  Extraordinary general meetings shall also be convened on the requisition in writing of any shareholder or shareholders entitled to attend and vote at an extraordinary general meetings of Noble holding at least 30% of the paid up voting share capital of Noble.

•  Under English law, one or more shareholders representing at least five percent of the paid up capital of Topco carrying voting rights also have the right to requisition the holding of a general meeting.

Notice

•  At least ten clear days’ notice shall be given of any extraordinary general meeting.

•  Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by Noble.

•  English law requires that notice of a general meeting of shareholders (other than the annual general meeting convened by the officers, which requires at least 21 clear days) must be delivered to the shareholders at least 14 clear days prior to the meeting. This notice must state the place, date and time of the meeting, whether the meeting will be a physical meeting or a hybrid meeting (i.e. one where there will be a physical place and electronic participation) and the general nature of the business to be transacted. Business transacted at any general meeting of shareholders shall be limited to the purposes stated in the notice.

•  Where the meeting is properly requisitioned by the shareholders of Topco, the Topco Board must call the general meeting within 21 days of the request, and the meeting itself must be held not more than 28 days after the date of the notice convening the meeting.

•  Notice periods for general meetings can be shortened for public companies if shareholders holding 95 percent of the voting rights agree to hold the meeting at short notice. In the case of annual general meetings, all shareholders entitled to attend and vote must agree to short notice.

Appraisal or Dissent Rights

To Whom are Appraisal Rights Available

•  Cayman Islands law provides (with certain exceptions) for appraisal rights for dissenters permitting shareholders who dissent from a merger or consolidation to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

•  English law does not provide for “appraisal rights” similar to those rights under Delaware law. However, English law will provide for dissenter’s rights which permit a shareholder to object to a court in the context of the compulsory acquisition of minority shares. See “Shareholders’ Votes on Certain Transactions” below.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

Exceptions to Appraisal Rights

•  Cayman Islands law permit for appraisal rights only in limited circumstances. For example: (i) to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized inter-dealer quotation system at the relevant date; and (ii) where the consideration for such shares to be contributed are shares of the surviving or consolidated company (or depositary receipts in respect thereof), are shares of any other company (or depositary receipts in respect thereof) that is listed on a national securities exchange or designated as a national market system security on a recognized inter-dealer quotation system, or are held of record by more than 2,000 holders

Allotment of Shares

•  Under English law, the directors of a public limited company do not, save in certain limited circumstances (such as in respect of employee share schemes), have authority to allot new shares in the capital of the company without the authority of an ordinary resolution of the shareholders.

•  Immediately prior to the Merger Effective Time, Noble Corporation Limited, as the sole shareholder of Topco, is expected to pass an ordinary resolution to grant the directors authority to allot shares. for a period of five years, up to an aggregate nominal amount of US$            . Shareholder approval would be necessary no less frequently than every five years to renew this authorization. See “Description of Topco Securities—Share Repurchases, Redemptions and Conversions.”

Pre-emptive Rights

•  Under Cayman Islands law, a shareholder is not entitled to pre-emptive rights to subscribe for additional issuances of shares or any security convertible into shares unless they are specifically granted in the Articles.

•  Noble’s Articles provides that the board of directors may issue authorized but unissued

•  Under English law, unless either a special resolution to the contrary has been passed by the shareholders or there is a provision in the articles of association conferring a corresponding right, the issuance for cash of the following securities must generally be offered first to the existing ordinary

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

shares for such consideration as it may determine, and holders of Ordinary Shares and preferred shares shall have no preemptive rights to purchase any shares or securities of any class, including treasury shares, which may at any time be issued or sold or offered for sale by Noble.

shareholders in proportion to the respective nominal values of their holdings:

(1) equity securities (i.e., ordinary shares, which are shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution); or

(2) rights to subscribe for or convert securities into, ordinary shares.

•  English law permits a company’s shareholders by special resolution or a provision in a company’s articles of association to exclude preemptive rights for a period of up to five years.

•  Pre-emptive rights do not generally apply to a company’s issuance of shares in exchange for consideration other than cash.

•  Immediately prior to the Merger Effective Time, Noble Corporation Limited, as the sole shareholder of Topco, is expected to pass a special resolution to exclude pre-emptive rights for a period of five years with respect to the allotment of shares up to an aggregate nominal amount of US$            . Shareholder approval would be necessary no less frequently than every five years to renew this authorization. See “Description of Topco Securities—Pre-emptive Rights.”

Amendment of Governing Instruments

• Under Cayman Islands law and Noble’s Articles, altering the Memorandum or the Articles requires the approval of the shareholders by a special resolution.

•  The provisions in the articles of association of an English public limited company are generally equivalent to the collective provisions in a certificate of incorporation and bylaws of a Delaware corporation.

•  Under English law, a special resolution of the shareholders is required to amend any provision of the Topco Articles of Association. The Topco Board does not have the power to amend the Topco Articles of Association without shareholder approval.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

Preferred Shares/Additional Shares

•  The Noble Board may from time to time authorize by means of a board resolution the issuance of preferred shares in one or more series of preferred shares, and in the resolution or resolutions providing for the issue of such shares, the Noble Board is expressly authorized to fix for each such series the number of shares which shall constitute such series, voting power, full or limited, or no voting power, and designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof.

•  Noble currently does not have any preferred shares issued or outstanding.

•  Preferred shares can be issued by English companies, giving the holders rights of priority over ordinary shareholders.

•  Subject to there being an unexpired and sufficient authority to allot shares, the Topco Articles of Association permit the Topco Board to issue shares with rights to be determined by the Topco Board at the time of issuance, which may include preferred rights.

Stock Class Rights

•  Amendments affecting the rights of the holders of any class of shares may only be varied with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class.

•  Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval of the class affected at a separate class meeting.

•  The Topco Articles of Association provide that shareholders of the relevant class of shares can approve any amendment to their rights either by:

(1) consent in writing of shareholders holding at least 75 percent of the issued shares of that class by amount; or

(2) a special resolution passed at a class meeting of the relevant class.

Shareholders’ Votes on Certain Transactions

Approval of Mergers and Acquisitions Generally

•  Generally, under Cayman Islands law, unless the Articles provide for the vote of a larger portion of the shares or specific approvals,

completion of a merger or consolidation requires:

(1) the approval of the board of directors; and

(2) approvals by the vote of the holders of two thirds of the votes present and voting at a duly convened meeting or it has been unanimously approved in writing by all of the shareholders

•  As noted above, “ordinary resolutions” must be approved by at least a majority of the votes cast by shareholders. “Special resolutions” require the affirmative vote of at least 75 percent of the votes cast at the meeting to be approved.

•  There is no concept of a statutory merger under English law.

•  Under English law, as a general matter, where Topco proposes to acquire another company, approval of Topco’s

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

entitled to vote at a general meeting of Noble in one or more instruments.

•  Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

•  Squeeze-out provisions also apply when a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offer or may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

shareholders is not required. However, if the acquisition involves the issue of shares which equate to 20% or more of its A Ordinary Shares, Topco will be subject to the rules of the NYSE (which would require Topco to seek shareholder approval).

•  Under English law, where another company proposes to acquire Topco, the requirement for the approval of the shareholders of Topco depends on the method of acquisition.

•  Under English law, schemes of arrangement are arrangements or compromises between a company and any class of shareholders or creditors, and are used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers (similar to a merger in the U.S.). Such arrangements require the approval of (i) a majority in number of shareholders or creditors (as the case may be) representing 75 percent in value of the creditors or class of creditors or shareholders or class of shareholders present and voting either in person or by proxy at a special meeting convened by order of the court; and (ii) the English court.

•  Once approved, sanctioned and becoming effective, all shareholders and creditors of the relevant class are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.

•  A dissenting shareholder may object to the transfer on the basis that the bidder is not entitled to acquire shares or to specify terms of acquisition different from those in the offer by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate.

•  Under English law, if an offeror were to acquire or unconditionally contract to

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

acquire 90 percent of the shares to which the offer relates and 90 percent of the voting rights attached to those shares, then, within three months of the last day on which its offer can be accepted, it could compulsorily acquire the remaining 10 percent. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the issued shares in its favor and pay the consideration to Topco, which would hold the consideration in trust for outstanding shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired must, in general, be the same as the consideration that was available under the takeover offer.

•  A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.

Related Party Transactions

•  Under the rules of the NYSE, shareholder approval is required prior to the issuance of Ordinary Shares, or of securities convertible into or exercisable for Ordinary Shares, in any transaction or series of related transactions, to:

(1) a director, officer or substantial security holder of the company, referred to as a “related party;”

(2) a subsidiary, affiliate or other closely-related person of a related party; or

(3) any company or entity in which a related party has a substantial direct or indirect interest; if the number of Ordinary Shares to be issued, or if the number of Ordinary Shares into which the securities may be convertible or exercisable, exceeds either one percent of the number of Ordinary Shares or one percent of the voting power outstanding before the issuance.

•  However, if the related party involved in the transaction is classified as such solely because such person is a substantial security holder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s ordinary

•  Topco will be subject to the rules of the NYSE regarding related party transactions.

•  Under English law, certain transactions between a director and a related company of which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

shares, then shareholder approval will not be required unless the number of ordinary shares to be issued, or unless the number of ordinary shares into which the securities may be convertible or exercisable, exceeds either five percent of the number of ordinary shares or five percent of the voting power outstanding before the issuance.

•  Loans to directors and executive officers are prohibited under U.S. securities laws.

Greater than 20 Percent Change in Common Shares or Voting Power

•  Under the rules of the NYSE, shareholder approval is required prior to the issuance of Ordinary Shares, or of securities convertible into or exercisable for Ordinary Shares, in any transaction or series of related transactions if:

(1) the Ordinary Shares have, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such shares or of securities convertible into or exercisable for Ordinary Shares; or

(2) the number of Ordinary Shares to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of Ordinary Shares outstanding before the issuance of the common stock or of securities convertible into or exercisable for Ordinary Shares.

• Topco will continue to be subject to the rules of the NYSE regarding the issuances of shares representing 20 percent or more of its issued share capital.

Rights of Inspection
Rights of Inspection Generally

•  Shareholders have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of Noble. However, the board of directors may determine from time to time whether and to what extent Noble’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors.

•  Generally, the register and index of names of registered shareholders of Topco may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person.

•  The inspecting shareholder has to show he or she has a proper purpose in inspecting the register. Documents may be copied for a fee.

•  The service contracts, if any, of Topco’s directors can be inspected without charge and during business hours. In this and certain other contexts under applicable English law, a “director” includes certain executive officers and a “service contract” includes any contract under which such a director or executive officer undertakes

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

personally to provide services to the company or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise.

•  The shareholders of Topco may also inspect, without charge and during business hours, the minutes of meetings of the shareholders and copies of all resolutions passed by shareholders in the previous 10 years and obtain copies of the minutes for a fee.

•  In addition, the published annual accounts of Topco are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts. The accounts must also be made available on Topco’s website and remain available until the accounts for the next financial year are placed on the website.

•  Under English law, the shareholders of a company do not have the right to inspect the corporate books of a subsidiary of that company.

Shareholder List

•  Under Cayman Islands law, every company is required to maintain a register of its members or shareholders. The register must contain details such as the names and addresses of the members, date the shares were acquired by a member and the date in which a person ceased to be member.

•  Under English law, all companies must keep a register of members (i.e., a list of the names and certain other details of its stockholders). In addition, where a company has more than 50 shareholders of record it must keep an index of the names of the shareholders of record (unless the register is in such a form as to constitute an index).

Standard of Conduct for Directors

•  As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on

•  English law imposes certain specific obligations on the directors of Topco. In addition to certain common law and equitable principles, there are statutory director duties, including seven codified duties as follows:

1.  to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors.

•  The Articles provide that the board of directors will consist of not less than three directors nor more than nine directors, the exact number to be set from time to time by an ordinary resolution. An ordinary resolution is a resolution passed by the holders of more than 50% of the shares voted at a general meeting or approved in writing by all shareholders of Noble entitled to vote at a general meeting of Noble.

2.  to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

3.  to exercise independent judgment;

4.  to exercise reasonable care, skill and diligence;

5.  to avoid conflicts of interest;

6.  not to accept benefits from third parties; and

7.  to declare an interest in a proposed transaction with the company.

8.  The Topco Articles of Association state that the number of directors of the company shall be fixed from time to time by resolution adopted by the Topco Board (but must not be less than three and not more than 11). The initial number of directors will be 7.

Classification of the Board of Directors

• Cayman Islands law permits a company to provide for terms of different length for its directors. • Noble’s Articles do not currently provide for different classes of directors.

•  English law permits a company to provide for terms of different length for its directors.

•  The Topco Articles of Association provide that the Topco Board is declassified and the directors are subject to annual re-election.

Removal of Directors

•  Noble’s Articles provide that directors may be removed from the board of directors by an ordinary resolution of the shareholders. However, for so long as the Designated Entities hold, in aggregate, no fewer than 20% of the outstanding and issued Shares, the Investor Director shall be appointed and removed only by the Board, who shall act upon the instructions of the Designating Party.

•  Under English law, shareholders of record may remove a director without cause by ordinary resolution, irrespective of any provisions in the company’s articles of association, provided that 28 clear days’ notice of the resolution is given to the company.

•  Unless otherwise provided in the articles of association, the director has a right to make written representations, which the company must circulate to shareholders, as to why he or she should not be removed. This right is not excluded by the Topco Articles of Association.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

Vacancies on the Board of Directors

Vacancies, Generally

•  Under Cayman Islands law, any casual vacancy occurring in the board of directors may be filled by the directors, but the person so chosen shall be subject to retirement at the same time as if that person had become a director on the day on which the director in whose place that person is appointed was last elected a director.

•  Noble’s Articles provide that, should a vacancy on the board of directors occur or be created, whether arising through death, retirement, resignation, or removal of a director, or through an increase in the number of directors, such vacancy shall be filled by the majority vote of all of the remaining directors, whether or not a quorum, or by a sole remaining director.

•  The Topco Articles of Association provide that:

1.  any vacancies on the Topco Board; or

2.  any newly created directorships, shall be filled by the majority vote of the remaining directors or by a sole remaining director.

•  Shareholders also have a right to propose directors for appointment at a general meeting convened by the Topco Board for such purpose, provided the shareholder(s) comply with the relevant procedural requirements. See “Shareholder Proposals and Shareholder Nominations of Directors” and “Special Meetings of Shareholders” above.

Term of Service After Appointment to Fill a Vacancy

• Noble’s Articles further provide that any director appointed to fill a vacancy shall serve until the next annual general meeting for which a notice has not been sent at the time of appointment.	• The Topco Articles of Association provide that any director appointed to fill a vacancy shall serve until the next annual general meeting.

Liability of Directors and Officers

•  Cayman Islands law does not limit the extent to which a company’s articles of association may provide for the indemnification of its directors, officers, employees and agents except to the extent that such provision may be held by the Cayman Islands courts to be contrary to public policy.

•  English law does not permit a company to exempt any director or certain officers from any liability arising from negligence, default, breach of duty or breach of trust against the company. However, despite this prohibition, an English company is permitted to purchase and maintain insurance for a director or executive officer of the company against any such liability.

•  Shareholders can ratify by ordinary resolution a director’s or certain officer’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company.

Indemnification of Directors and Officers

• Noble’s articles of association provide the following: • every Noble director and officer and every former Noble director and officer shall be	• Subject to exceptions, English law does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

indemnified out of Noble’s assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No indemnified person shall be liable to Noble for any loss or damage incurred by Noble as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such indemnified person. No person shall be found to have committed actual fraud, willful neglect or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.

•  Noble shall advance to each indemnified person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such indemnified person for which indemnity will or could be sought. In connection with any advance of any expenses under Noble’s articles of association, the indemnified person shall execute an undertaking to repay the advanced amount to Noble if it shall be determined by final judgment or other final adjudication that such indemnified person was not entitled to indemnification pursuant to the Articles. If it shall be determined by a final judgment or other final adjudication that such indemnified person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to Noble (without interest) by the indemnified person.

•  The directors, on behalf of Noble, may purchase and maintain insurance for the benefit of any director or officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to Noble.

any negligence, default, breach of duty or breach of trust by a director in relation to the company.

•  The exceptions allow a company to:

•  purchase and maintain director and officer insurance, or “D&O Insurance” against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. D&O Insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, D&O Insurance will not cover losses incurred in relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offences or excluded matters such as environmental fines and clean-up costs. In relation to these matters, D&O Insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true; and

•  provide a qualifying third party indemnity provision, or “QTPIP.” This permits a company to indemnify its directors and certain officers (and directors and certain officers of an associated company) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment, except for: the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company itself; fines imposed in criminal proceedings; and penalties imposed by regulatory bodies). Topco can therefore indemnify directors and certain officers against such third party actions as class actions or actions following mergers and acquisitions or share issuances; and

•  indemnify a director or certain officers in respect of defense costs in relation to civil and criminal proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director or officer to reimburse the company if the defense is

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

•  Noble has entered into an indemnity agreement with each of its directors and executive officers to supplement the indemnification protection available under Noble’s articles of association referred to above. These indemnity agreements generally provide that Noble will indemnify the parties thereto to the fullest extent permitted by law.

unsuccessful. However, if the company has a QTPIP in place whereby the director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company.

•  The Topco Articles of Association include a provision authorizing the company to indemnify to any extent permitted by law any person who is or was a director or officer of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability, whether in connection with any negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to the company or any associated company. The Topco Articles of Association go on to state that where a person is so indemnified, such indemnity may extend to all costs, losses, expenses and liabilities incurred by him or her.

•  In addition to the provisions of the Topco Articles of Association, it is necessary to set out the terms of the QTPIP in the form of a deed of indemnity between the company and the relevant director or officer which essentially indemnifies the director or officer against claims brought by third parties to the fullest extent permitted under English law. Noble expects to enter into new indemnification agreements and deeds of indemnity with directors, executive officers and certain other officers and employees (including directors, officers and employees of subsidiaries and other affiliates).

•  Topco will be required to disclose in its annual directors’ report any QTPIP in force at any point during the relevant financial year or in force when the directors’ report is approved. A copy of the indemnity or, if it is not in writing, a memorandum setting out its terms must be open to inspection during the life of the indemnity and for a period of one year from the date of its termination or expiration. Any shareholder

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders
may inspect the indemnity, or memorandum, without charge or may request a copy on payment of a fee.

Shareholders’ Suits

•  Class action lawsuits are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

•  In principle, Noble itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of Noble in a Cayman Islands Court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Noble has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Noble Board. Examples of circumstances in which derivative actions would be permitted to continue are where:

•  a company is acting or proposing to act illegally or beyond the scope of its authority;

•  the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote

•  that has not been obtained; and

•  those who control the company are perpetrating a “fraud on the minority.”

•  While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, it does permit a shareholder whose name is on the register of shareholders of Topco to apply to court by petition for an order for relief:

1.  when Topco’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

2.  when any act or omission of Topco is or would be so prejudicial.

•  With the exception of suits brought in the U.S. courts under the Securities Act and the Exchange Act, the Topco Articles of Association provide that English courts will have exclusive jurisdiction with respect to any suits brought by shareholders against Topco or its directors.

Share Acquisitions

•  Noble’s However, Article 48 of the Articles contain provisions that generally restrict “business combinations” between Noble and an “interested shareholder.” Specifically, “business combinations” between an “interested shareholder” and Noble are prohibited for a period of three years after the time the interested shareholder acquired its shares, unless:

•  the business combination or the transaction resulting in the person becoming an interested shareholder is approved by the Board prior to the date the interested shareholder acquired Noble’s shares;

•  The Topco Articles of Association contain provisions that generally restrict “business combinations” between Topco and an “interested shareholder.” These provisions are equivalent to those for Noble and “business combinations” between an

“interested shareholder” and Topco are prohibited for a period of three years after the time the interested shareholder acquired its shares, unless:

1.  the business combination or the transaction resulting in the person becoming an interested shareholder is approved by the Topco Board prior to

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

•  the interested shareholder acquired at least 85% of Noble’s shares in the transaction in which it became an interested shareholder; or

•  the business combination is approved by a majority of the Board and by the affirmative vote of disinterested shareholders holding at least two thirds of the shares generally entitled to vote which are not owned by the interested shareholder.

•  For purposes of the Articles, “business combinations” is defined broadly to include mergers, consolidations of majority owned subsidiaries, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of Noble, and most transactions that would increase the interested shareholder’s proportionate share ownership in Noble. “Interested shareholder” is defined as a person who, together with any affiliates and/or associates of that person, beneficially owns, directly or indirectly, 15% or more of the issued voting shares of Noble.

the date the interested shareholder acquired Topco’s shares;

2.  the interested shareholder acquired at least 85% of Topco’s shares in the transaction in which it became an interested shareholder; or

3.  the business combination is approved by a majority of the Topco Board and by a resolution of disinterested shareholders holding at least two thirds of the shares generally entitled to vote which are not owned by the interested shareholder.

•  For purposes of the Topco Articles of Association, “business combinations” is defined broadly to include mergers or consolidations of Topco or any majority owned subsidiaries, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of Topco, and most transactions that would increase the interested shareholder’s proportionate share ownership in Topco. “Interested shareholder” is defined as a person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the issued voting shares of Topco.

•  In addition, the Topco Articles of Association contain “Fair Price” provisions to ensure that “business combinations” with an “Interested shareholder”, at any time, are conducted on an arm’s length basis, or otherwise approved by the shareholders. Any such transaction must be (i) approved by at least 80 per cent. of all shareholders entitled to vote (including the shares held by the “Interested shareholder”), or (ii) amongst other things, for fair market value and approved by a majority of the Topco Board (who are not interested in the transaction). The definition of “business combination” for these purposes is different to the above but is also defined broadly and would include mergers or consolidations of the Company or any subsidiary of Topco which has assets with an aggregate market value of

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

over US$10,000,000, sales or other dispositions of assets of Topco or any subsidiary having an aggregate fair market value of over US$10,000,000 and most transactions which would increase the interested shareholder’s proportionate share ownership in Topco.

Mandatory Offers

• No comparable provision.

•  Except with the consent of the Topco Board or the prior approval of the shareholders, a shareholder, together with persons acting in concert, would be at risk of certain Topco Board sanctions if they acquired more than a 30 percent shareholding in Topco without making an offer for all of the other issued shares that is in cash or accompanied by a cash alternative.

•  Further, pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA.

Anti-Takeover Matters

•  Cayman Islands law does not expressly prohibit anti-takeover measures. Noble’s Articles have provisions that could have an anti-takeover effect, such as certain provisions that could limit the ability of others to acquire control of Noble, including a provision that

• English law does not expressly prohibit anti-takeover measures, such as shareholder rights plans; however, no such provisions are included in the Topco Articles of Association.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

grants authority to the Noble board of directors to establish and issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series.

•  The Danish Takeover Order contains a provision applicable to Topco following the Business Combination which would have an anti-takeover effect, according to which the offeror is prohibited from making or amending any incentive agreements with the target company’s management from the time of initiation of the negotiations related to the takeover offer until the completion of the takeover offer or the discontinuation of such negotiations.

Disclosure of Interests

•  Certain acquisitions of shares of common stock of Noble may require disclosure under the Exchange Act on Schedule 13D. Some acquisitions, however, may qualify for a short-form disclosure on Schedule 13G. Generally, an acquisition of more than a five percent interest in a U.S. publicly-held issuer by:

•  certain types of persons, including a broker-dealer, a bank, an insurance company, an investment company and an investment advisor, or

•  a “passive investor” who is not seeking to acquire or influence control of the issuer, so long as the investor owns less than 20 percent of the class of stock it is acquiring.

•  May be disclosed on a Schedule 13G.

•  A buyer who files a Schedule 13G must amend it periodically:

•  to report any change in the information previously reported; or

•  if it acquires more than 10 percent of the class of stock and, thereafter, if it undergoes any change in ownership of five percent or more of the class of stock.

•  After the Merger Effective Time, the Schedule 13D and Schedule 13G reporting regime will continue to apply to Topco as it will have its shares registered under Section 12 of the Exchange Act.

•  In addition, English law provides that a company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in its issued voting share capital to:

(1) confirm whether this is or is not the case; and

(2) if this is the case, to give further information that it requires relating to his or her interest and any other interest in the company’s shares of which he or she is aware.

•  The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two days.

Limitation on Enforceability of Civil Liabilities Under U.S. Federal Securities Laws

Ability to Bring Suits, Enforce Judgments and Enforce U.S. Law

•  It is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the

•  As a company listed on the NYSE, Topco and its directors and officers will be subject to U.S. federal securities laws, and investors could initiate civil lawsuits in the U.S. against Topco for breaches of the U.S. federal securities laws.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands Court may stay proceedings if concurrent proceedings are being brought elsewhere.

•  Because Topco will be a public limited company incorporated under English law after the Merger Effective Time, investors could experience more difficulty enforcing judgments obtained against Topco in U.S. courts than would currently be the case for U.S. judgments obtained against Noble. In addition, it may be more difficult (or impossible) to bring some types of claims against Topco in courts sitting in England than it would be to bring similar claims against a U.S. company in a U.S. court. In addition, the Topco Articles of Association will provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders against Topco or its directors.

•  A judgment obtained against Topco from a U.S. court will not be recognized by the English courts but an action may be commenced in the English courts for an amount due under a judgment given by the U.S. courts if that judgment is (a) for a debt or definite sum of money; (b) final and conclusive; and (c) not of a penalty or revenue nature. A judgment may be impeached by showing that: (i) the court in question did not, in the circumstances of the case, and in accordance with the English rules of private international law, have jurisdiction to give that judgment; (ii) the judgment was obtained through fraud; (iii) the enforcement of the judgment would be contrary to the public policy of the U.K.; or (iv) the proceedings in which the judgment was obtained were opposed to the rules of natural justice.

•  Topco and its directors and officers may be subject to criminal penalties in the U.S. arising from breaches of the U.S. federal securities laws, but may not be subject to criminal penalties in the U.K. unless the criminal laws of the U.K. were violated.

•  A criminal judgment in a U.S. court under U.S. federal securities laws may not be enforceable in the English courts on public policy grounds and a prosecution brought before the English courts under U.S.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders
federal securities laws might not be permitted on public policy grounds.

Short Swing Profits

•  Directors and officers of Noble are governed by rules under the Exchange Act that may require directors and officers to forfeit to Noble any “short swing” profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of Noble equity securities.

• As a company listed on the NYSE and subject to the Exchange Act, directors and officers of Topco would be subject to the U.S. securities laws, including the prohibitions on “short swing” trading.

Proxy Statements and Reports

Notices and Reports to Shareholders; Matters to Include

Proxy Statements Generally

• Under the Exchange Act proxy rules, Noble must comply with notice and disclosure requirements relating to the solicitation of proxies for shareholder meetings.

•  The Exchange Act proxy rules will continue to apply to Topco, including notice and disclosure requirements relating to the solicitation of proxies for shareholder meetings.

•  English law does not have specific proxy solicitation legislation, but approaches to shareholders may need to comply with the U.K. Financial Services and Markets Act 2000.

Voting by Proxy

• Noble’s Articles provide that each shareholder is entitled to vote in person or by proxy for each share having voting power held by such shareholder.

•  The Topco Articles of Association provide that each shareholder is entitled to vote in person or by proxy for each voting share held by such shareholder, but no proxy shall be voted on after 12 months from its date.

•  Topco may provide means, including via the Internet or by means of a telephonically communicated datagram, for the receipt of any document or information relating to proxies.

Approval of Director Compensation

•  Noble’s shareholders generally do not have the right to approve directors’ compensation; however, Noble is subject to SEC reporting requirements for director and executive officer compensation and shareholder non-binding advisory votes to approve named executive officer compensation and to determine the frequency of such non-binding advisory votes.

•  Topco will remain subject to SEC reporting requirements for director and executive officer compensation and shareholder non-binding advisory votes to approve named executive officer compensation and to determine the frequency of such non-binding advisory votes.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

•  English law requires, in the case of officers who are also considered directors under English law, that employment agreements with a guaranteed term of more than two years be subject to a prior approval of shareholders at a general meeting.

•  As Topco will be listed on the NYSE, the directors will also be required to prepare an annual remuneration (or compensation) report under English law. In addition, Topco will be required to prepare a remuneration (or compensation) policy and submit it for shareholder approval at least every three years.

Approval of Auditors

•  Noble’s shareholders do not have the right to appoint the company’s auditors; however, Noble typically includes in its proxy statement a shareholder proposal to ratify the appointment of its auditors.

•  Under English law, Topco’s shareholders approve the company’s auditors each year. In addition, the company’s annual financial statements, which must, to the satisfaction of the Topco Board, give a “true and fair view” of the assets, liabilities, financial position and profit or loss of Topco and the consolidated group, must be presented to the shareholders at a general meeting but are not required to be approved by the shareholders.

Notice

•  Noble’s Articles provide that whenever notice is required to be given to any shareholder, such notice shall be in writing and may be given by Noble to any shareholder either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such shareholder). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website (if that person has agreed (generally or specifically) that the communication may be sent or supplied in that form).

•  The Topco Articles of Association provide that whenever notice is required to be given to any shareholder, such notice may be given in writing:

(1) personally;

(2) by mail, addressed to such shareholder, at his or her address as it appears on the records of the company, with postage thereon prepaid;

(3) by sending it in electronic form (if the shareholder has so agreed); or

(4) in certain circumstances, by making the notice available on a website.

Provisions Currently Applicable to Noble Shareholders	Provisions Applicable to Topco Shareholders

Reporting Requirements

•  As a U.S. public company, Noble must file with the SEC, among other reports and notices:

•  an Annual Report on Form 10-K within 60 days after the end of a fiscal year;

•  a Quarterly Report on Form 10-Q within 40 days after the end of a fiscal quarter ending; and

•  Current Reports on Form 8-K upon the occurrence of certain important corporate events. Unless otherwise specified, a report is to be filed or furnished within four business days after occurrence of the event.

•  Since Topco would be considered a successor issuer to Noble and would be listed on the NYSE, Topco would remain subject to U.S. securities laws, but would not be subject to the reporting obligations of companies listed on the London Stock Exchange or on any other securities exchange.

BENEFICIAL OWNERSHIP OF TOPCO SHARES

The following table sets forth information regarding (i) the actual beneficial ownership of Noble ordinary shares as of                , 2022, and (ii) expected beneficial ownership of Topco Shares immediately following the Business Combination:

•	each of Noble’s current directors, each NEO, and all current directors and executive officers as a group;

•	each of the persons who is known to Noble to be the beneficial owner of more than five percent (5%) of the outstanding Noble Shares;

•	each person who will become an executive officer or director of Topco post -Business Combination, and all executive officers and directors of Topco post-Business Combination as a group; and

•	each person who is, or is expected to be, the beneficial owner of more than five percent (5%) of the outstanding Topco Shares post-Business Combination.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The expected beneficial ownership of Topco Shares post-Business Combination is based on                Topco Shares issued and outstanding.

Unless otherwise indicated, Topco believes that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them. To Topco’s knowledge, no Topco Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Unless otherwise indicated, the address of each person named below is c/o Noble Corporation, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

	Pre-Business Combination		Post-Business Combination
Beneficial Owner	Number	%	Number	%
Current Directors of Noble
Paul S. Aronzon	—	—%		%
Patrick J. Bartels, Jr.	—	—%		%
Robert W. Eifler	—	—%		%
Alan J. Hirshberg	—	—%		%
Ann D. Pickard	—	—%		%
Charles M. Sledge	—	—%		%
Melanie M. Trent	—	—%		%
Current Named Executive Officers (excluding any Directors listed above) of Noble
Richard B. Barker	—	—%		%
Julie J. Robertson	—	—%		%
William E. Turcotte	—	—%		%
Joey M. Kawaja	—	—%		%
Laura D. Campbell	—	—%		%
Barry M. Smith	—	—%		%
Stephen M. Butz	—	—%		%
All executive officers and directors of Noble as a group (14 persons)	—	—%		%
5% or Greater Shareholders of Noble
Investors for which Pacific Investment Management Company LLC serves as investment manager, adviser or sub-adviser(1)	25,531,373	42.0%		%
King Street Capital Management, L.P.(2)	4,286,905	6.9%		%
GoldenTree Funds(3)	6,238,656	9.9%		%
Funds and accounts advised or managed by Canyon Capital Advisors LLC(4)	6,211,633	9.9%		%
Executive Officers and Directors of Topco Post-Business Combination
		%		%
All executive officers and directors of Topco as a group ( persons)		%		%
5% and Greater Shareholders of Topco
		%		%

*	Less than 1%.
(1)

According to information provided by Pacific Investment Management Company LLC, consists of 24,905,547 Noble Shares and 625,826 Noble Shares issuable upon the exercise of outstanding warrants. Pacific Investment Management Company LLC, as the investment manager, adviser or sub-adviser of the funds and accounts who are the holders of record of such securities, may be deemed to have or to share voting and dispositive power over such securities. The address for such funds and accounts is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

(2)

According to information provided by King Street Capital Management, L.P. (“KSCM”), consists of (i) 1,550,945 Noble Shares previously issued and beneficially owned by Sage Meridian, L.L.C., (ii) 234,366 Noble Shares previously issued, and 874,269 Noble Shares issuable upon the exercise of outstanding warrants, and beneficially owned by King Street Capital, L.P. and (iii) 335,984 Noble Shares previously issued, and 1,291,341 Noble Shares issuable upon the exercise of outstanding warrants, and beneficially owned by King Street Capital Master Fund, Ltd. KSCM, as manager or investment manager of the aforementioned entities, may be deemed to be the beneficial owner of the Noble Shares. The general partner of KSCM is King Street Capital Management GP, L.L.C. (“KSCM GP”). Brian J. Higgins is the managing member of KSCM GP. The Noble Shares that may be deemed to be beneficially owned by KSCM may be deemed to be beneficially owned by KSCM GP and Mr. Higgins by virtue of their relationship with KSCM. The address for KSCM is 299 Park Avenue, 40th Floor, New York, New York 10171.
(3)

According to information provided by the GoldenTree Funds (as defined below), consists of (i) 17,974 Noble Shares previously issued, and 11,613 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by Crown Managed Accounts SPC - Crown/GT Segregated Portfolio, (ii) 11,726 Noble Shares previously issued and beneficially owned by FS Credit Income Fund, (iii) 57,500 Noble Shares previously issued, and 72,647 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by Ginkgo Tree, LLC, (iv) 106,221 Noble Shares previously issued, and 76,389 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by GN3 SIP Limited, (v) 386,556 Noble Shares previously issued and beneficially owned by GoldenTree Credit Opportunities Master Fund Ltd., (vi) 837,274 Noble Shares previously issued, and 378,204 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by GoldenTree Distressed Master Fund III Ltd, (vii) 484,166 Noble Shares previously issued, and 395,336 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by GoldenTree Distressed Onshore Master Fund III LP, (viii) 15,584 Noble Shares previously issued, and 54,746 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by GoldenTree Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., (ix) 1,003,557 Noble Shares previously issued, and 1,156,594 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by GoldenTree Master Fund, Ltd., (x) 26,596 Noble Shares previously issued, and 2,584 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by GoldenTree Multi Sector-C LP, (xi) 16,093 Noble Shares previously issued and beneficially owned by GoldenTree Multi-Sector Fund Offshore ERISA, Ltd., (xii) 27,667 Noble Shares previously issued and beneficially owned by GoldenTree Multi-Sector Master Fund ICAV - GoldenTree Multi-Sector Master Fund Portfolio A, (xiii) 170,564 Noble Shares previously issued, and 57,578 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by GoldenTree V1 Master Fund, L.P., (xiv) 42,555 Noble Shares previously issued and beneficially owned by GoldenVest LLC, (xv) 32,365 Noble Shares previously issued and beneficially owned by Gresham Multi-Asset Credit Fund, Ltd., (xvi) 11,354 Noble Shares previously issued and beneficially owned by GT Credit Fund LP, (xvii) 160,381 Noble Shares previously issued, and 204,830 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by GT G Distressed Fund 2020 LP, (xviii) 16,023 Noble Shares previously issued, and 54,361 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by GT NM, L.P., (xix) 8,023 Noble Shares previously issued, and 12,550 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by Guadalupe Fund, LP, (xx) 11,102 Noble Shares previously issued and beneficially owned by Healthcare Employees’ Pension Plan - Manitoba, (xxi) 25,803 Noble Shares previously issued, and 72,990 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by High Yield And Bank Loan Series Trust, (xxii) 7,550 Noble Shares previously issued and beneficially owned by Indiana University Health, Inc., (xxiii) 10,408 Noble Shares previously issued and beneficially owned by Kapitalforeningen MP Invest - High Yield obligationer II, (xxiv) 18,315 Noble Shares previously issued, and 5,806 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by Louisiana State Employees Retirement System, (xxv) 14,373 Noble Shares previously issued, and 9,314 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by MA Multi-Sector Opportunistic Fund, LP, (xxvi) 74,131 Noble Shares previously issued, and 44,987 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants, and beneficially owned by San Bernardino County Employees Retirement Association, (xxvii) 2,118 Noble Shares previously issued and beneficially owned by Syncora Guarantee Inc. and (xxviii) 5,125 Noble Shares previously issued and beneficially owned by Tolleson High Yield

Credit, LP. Excludes 2,917,513 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants that cannot be exercised due to an exercise blocker provision in the applicable warrant agreements. Crown Managed Accounts SPC - Crown/GT Segregated Portfolio, FS Credit Income Fund, Ginkgo Tree, LLC, GN3 SIP Limited, GoldenTree Credit Opportunities Master Fund Ltd., GoldenTree Distressed Master Fund III Ltd, Goldentree Distressed Onshore Master Fund III LP, GoldenTree Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., GoldenTree Master Fund, Ltd., GoldenTree Multi Sector-C LP, GoldenTree Multi-Sector Fund Offshore ERISA, Ltd., GoldenTree Multi-Sector Master Fund ICAV - GoldenTree Multi-Sector Master Fund Portfolio A, GoldenTree V1 Master Fund, L.P., GoldenVest LLC, Gresham Multi-Asset Credit Fund, Ltd., GT Credit Fund LP, GT G Distressed Fund 2020 LP, GT NM, L.P., Guadalupe Fund, LP, Healthcare Employees’ Pension Plan – Manitoba, High Yield And Bank Loan Series Trust, Indiana University Health, Inc., Kapitalforeningen MP Invest - High Yield obligationer II, Louisiana State Employees Retirement System, MA Multi-Sector Opportunistic Fund, LP, San Bernardino County Employees Retirement Association, Syncora Guarantee Inc., and Tolleson High Yield Credit, LP are collectively referred to as the “GoldenTree Funds.” Investment power over the GoldenTree Funds is held by GoldenTree Asset Management LP (the “GoldenTree Advisor”). The general partner of the GoldenTree Advisor is GoldenTree Asset Management LLC (the “GoldenTree General Partner”). Steven A. Tananbaum is the managing member of the GoldenTree General Partner. The address for the GoldenTree Funds is 300 Park Ave, 21st Floor, New York, New York 10022.
(4)

According to information provided by Canyon Capital Advisors LLC (“CCA”), consists of 3,552,092 Noble Shares and 2,669,204 Noble Shares issuable upon exercise of outstanding warrants and penny warrants. Excludes 3,542,436 Noble Shares issuable upon the exercise of outstanding warrants and penny warrants that cannot be exercised due to an exercise blocker provision in the applicable warrant agreements. Mitchell R. Julis and Joshua S. Friedman control entities which own 100% of CCA. By virtue of the relationships described in this footnote, each entity and individual named herein may be deemed to share beneficial ownership of all Noble Shares held by the other entities named herein. Each entity and individual named in this footnote expressly disclaims any such beneficial ownership, except to the extent of their individual pecuniary interests therein. CCA is an affiliate of a broker dealer, but is not itself a broker dealer. The address for CCA is 2728 N. Harwood Street, 2nd Floor, Dallas, Texas 75201.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Noble

Price Range of Noble’s Securities

The Noble Shares began trading on the NYSE under the symbol “NE” on June 9, 2021.

On November 9, 2021, the trading date before the public announcement of the Business Combination, the Noble Shares closed on the NYSE at $28.57. As of            , 2022, the Record Date, the closing price for Noble Shares was $            .

Holders of the Noble Shares should obtain current market quotations for their securities. The market price of the Noble Shares could vary at any time before the Business Combination.

Dividend Policy

Noble has not paid any cash dividends on its ordinary shares since the third quarter of 2016 and does not intend to pay cash dividends prior to the completion of the Business Combination.

Maersk Drilling

Price Range of Maersk Drilling Securities

The Maersk Drilling Shares began trading on the Nasdaq Copenhagen under the symbol “DRLCO” on April 4, 2019.

On November 9, 2021, the trading date before the public announcement of the Business Combination, the Maersk Drilling Shares closed on the Nasdaq Copenhagen at DKK 231.00. As of            , 2022, the Record Date, the closing price for Noble Shares was DKK             .

Holders of the Maersk Drilling Shares should obtain current market quotations for their securities. The market price of the Maersk Drilling Shares could vary at any time before the Business Combination.

Dividend Policy

Maersk Drilling has adopted a financial policy which sets the framework for any dividend distributions to be made. The objective of the financial policy’s capital structure policy is to enable Maersk Drilling to manage through the cyclicality of the offshore drilling industry. Maersk Drilling shall have sufficient committed funding available to support business strategy as well as a long-term funding view to minimize refinancing risk and secure a solid capital structure over the business cycle.

To enable focus on creating long-term shareholder value, taking into account the cyclicality of the offshore drilling industry, the allocation of free cash flow shall primarily support Maersk Drilling’s long-term strategic ambition. Free cash flow is therefore allocated as follows:

1.	Maintaining a solid capital structure with sufficient funding available to support business strategy;

2.	Pursue investments adding long-term value to the shareholders; and

3.	Return surplus capital to shareholders via dividends or share buybacks.

There can be no assurance that in any given year a dividend or share buyback will be proposed or declared or that Maersk Drilling’s financial performance will allow it to adhere to the dividend policy. Maersk Drilling’s ability to pay dividends or buy back shares may be impaired as a result of various factors, including materialization of any of the risks described in this proxy statement/prospectus and the exchange offer prospectus.

Topco

Price Range of Topco’s Securities

Historical market price information regarding Topco is not provided because, as of the date of this proxy statement/prospectus, there is no public market for the Topco Shares.

Dividend Policy

Topco has not paid any cash dividends on the Topco Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon Topco’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Topco Board.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

Overview

Noble is asking its shareholders to approve and adopt the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

Noble shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Business Combination” and “The Business Combination Agreement and Ancillary Documents” for additional information and a summary of certain terms of the Business Combination and the Business Combination Agreement. Noble shareholders are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Vote Required for Approval

The Business Combination is conditioned on the approval of the Business Combination Proposal at the General Meeting.

This Business Combination Proposal (and consequently, the Business Combination Agreement and the Business Combination) will be adopted and approved only if the Noble shareholders approve a special resolution which requires the affirmative vote of holders of at least two-thirds of the Noble Shares that are entitled to vote and are voted at the General Meeting. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Business Combination Proposal.

Recommendation of the Noble Board

THE NOBLE BOARD RECOMMENDS THAT

NOBLE SHAREHOLDERS VOTE “FOR” THE

BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2—THE NYSE PROPOSAL

Overview

For purposes of complying with Rule 312.03 of the NYSE Listed Company Manual, Noble’s shareholders are being asked to approve the issuance of                Topco Shares pursuant to the Business Combination Agreement.

Under Rule 312.03 of the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of ordinary shares in certain circumstances, including (a) if such ordinary shares have, or will have upon issuance, voting power equal to 20% or more of the voting power outstanding before the issuance of such ordinary shares, (b) if such ordinary shares are issued to a related party and the number of ordinary shares to be issued exceeds either 1% of the number of ordinary shares or 1% of the voting power outstanding before the issuance and (c) if such issuance will result in a change of control of the issuer.

Accordingly, the aggregate number of Topco Shares that Topco will issue in connection with the Business Combination will exceed 20% of both the voting power and the ordinary shares before such issuance and may result in a change of control of the registrant under the NYSE Listing Rule 312.03(d), and for these reasons, Noble is seeking the approval of Noble shareholders for the issuance of Topco Shares in connection with the Business Combination. For further details, see “The Business Combination Agreement and Ancillary Documents”.

Vote Required for Approval

The approval of the NYSE Proposal requires the affirmative vote of holders of a majority of the Noble Shares that are entitled to vote and are voted at the General Meeting. Accordingly, a Noble shareholder’s failure to vote by proxy or to vote in person at the General Meeting will not be counted towards the number of Noble Shares required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the NYSE Proposal. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Business Combination Proposal.

Recommendation of the Noble Board

THE NOBLE BOARD RECOMMENDS THAT

NOBLE SHAREHOLDERS VOTE “FOR” THE

NYSE PROPOSAL.

PROPOSAL NO. 3—THE ADVISORY COMPENSATION PROPOSAL

Overview

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Noble is required to provide its shareholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Noble’s named executive officers that is based on or otherwise relates to the Business Combination, as described in the section entitled “The Business Combination—Interests of Noble’s Directors and Executive Officers in the Business Combination”. Accordingly, Noble shareholders are being provided the opportunity to cast an advisory vote on such payments.

As an advisory vote, this proposal is not binding upon Noble or the Noble Board or Topco or the Topco Board, and approval of this proposal is not a condition to completion of the Business Combination and is a vote separate and apart from the Business Combination Proposal. Accordingly, you may vote to approve the Business Combination Proposal and vote not to approve the Advisory Compensation Proposal and vice versa. Because the executive compensation to be paid in connection with the Business Combination is based on the terms of the Business Combination Agreement as well as the contractual arrangements with Noble’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, only if the Business Combination is approved (subject only to the contractual conditions applicable thereto). However, Noble seeks the support of its shareholders and believes that shareholder support is appropriate because Noble has a comprehensive executive compensation program designed to link the compensation of its executives with Noble’s performance and the interests of Noble shareholders. Accordingly, holders of shares of Noble are being asked to vote on the following resolution:

RESOLVED, that the shareholders of Noble Corporation approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of Noble Corporation that is based on or otherwise relates to the Business Combination, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Business Combination—Business Combination-Related Compensation”.

Vote Required for Approval

The Advisory Compensation Proposal will be adopted and approved only if the Noble shareholders approve an ordinary resolution which requires the affirmative vote of the holders of at least a majority of the issued Noble Shares present in person or represented by proxy at a quorate General Meeting and entitled to vote. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Advisory Compensation Proposal.

Recommendation of the Noble Board

THE NOBLE BOARD RECOMMENDS THAT

NOBLE SHAREHOLDERS VOTE “FOR” THE

ADVISORY COMPENSATION PROPOSAL.

PROPOSAL NO. 4—THE ADJOURNMENT PROPOSAL

Overview

Noble is proposing the Adjournment Proposal to allow the Noble Board to adjourn the General Meeting to a later date or dates (A) in order to solicit additional proxies from Noble shareholders in favor of the Business Combination Proposals, (B) if as of the time for which the General Meeting is scheduled, there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or (C) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Noble has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Noble shareholders prior to the General Meeting. The Adjournment Proposal will be presented to Noble shareholders only in the event that there are insufficient votes for the approval of the Business Combination Proposals, if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or to allow reasonable time for the filing or mailing of certain supplemental or amended disclosures.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Noble shareholders, the Noble Board may not be able to adjourn the General Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposals, if there are insufficient Noble Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the General Meeting or to allow reasonable time for the filing or mailing of certain supplemental or amended disclosures.

Vote Required for Approval

The Adjournment Proposal will be adopted and approved only if the Noble shareholders approve an ordinary resolution which requires the affirmative vote of the holders of at least a majority of the issued Noble Shares present in person or represented by proxy at a quorate General Meeting and entitled to vote. Broker non-votes and abstentions will have no effect on the outcome of the vote on the Adjournment Proposal.

Recommendation of the Noble Board

THE NOBLE BOARD RECOMMENDS

THAT NOBLE SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE ADJOURNMENT PROPOSAL IF PRESENTED.

LEGAL MATTERS

Noble and Topco are being represented by Kirkland & Ellis, LLP with respect to certain legal matters as to United States law, including U.S. tax matters, by Travers Smith LLP with respect to certain UK legal matters, including certain UK tax matters, and by Plesner Advokatpartnerselskab with respect to certain legal matters as to Danish law. Noble is being represented by Maples and Calder (Cayman) LLP with respect to legal matters as to Cayman Islands law.

Travers Smith LLP will provide an opinion regarding the validity of the Topco Shares to be issued in the Business Combination.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Noble (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus and exchange offer prospectus by reference to Noble’s Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Pacific Drilling Company LLC as of December 31, 2020 (Successor), and of Pacific Drilling S.A. for the year ended December 31, 2020 (Predecessor), have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 financial statements refers to a change in the basis for presentation for Pacific Drilling Company LLC’s emergence from bankruptcy.

The financial statements of Maersk Drilling as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this proxy statement/prospectus and exchange offer prospectus have been so included in reliance on the report of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab, independent auditors, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES

Topco is organized under the law of England and Wales, and certain of the individuals who may be directors and executive officers of Topco, and certain experts named in this proxy statement/prospectus and the exchange offer prospectus, reside outside of the United States. All or a substantial portion of the assets of such individuals and of Topco may be located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon such individuals or Topco, or to enforce against such individuals or Topco in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the federal securities laws of the United States. Topco has been advised by counsel that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for the enforcement of judgments of United States courts, of liabilities predicated solely upon the securities laws of the United States or enforce claims for punitive damages.

HOUSEHOLDING INFORMATION

Unless Noble has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if Noble believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are Noble shareholders will be “householding” this proxy statement/prospectus. Noble shareholders who participate in “householding” will continue to receive separate proxy cards. If shareholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of disclosure documents, the shareholders should follow these instructions:

•

If the shares are registered in the name of the shareholder, the shareholder should contact Noble at its offices at 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478 or by telephone at (281) 276-6100, to inform Noble of his or her request; or

•	If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for the Noble Shares is Computershare Inc.

FUTURE SHAREHOLDER PROPOSALS

Pursuant to the Topco Articles of Association, a shareholder proposal to be presented at Topco’s annual general meeting must deliver any such request in writing to the Topco secretary at least 120 calendar days in advance of the anniversary of Topco’s prior annual general meeting.

WHERE YOU CAN FIND MORE INFORMATION

Topco has filed a registration statement on Form S-4 to register with the SEC the Noble Shares to be issued in connection with the Business Combination. This proxy statement/prospectus and the exchange offer prospectus is a part of that registration statement and constitutes a prospectus of Topco in addition to being the proxy statement of Noble for its General Meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Noble and the Topco Shares. The rules and regulations of the SEC allow Topco and Noble to omit certain information included in the registration statement from this proxy statement/prospectus and the exchange offer prospectus. Information and statements contained in this proxy statement/prospectus and the exchange offer prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an Annex to this proxy statement/prospectus and the exchange offer prospectus.

Noble files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. Noble’s public filings are also available to the public from the SEC’s website at www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus and the exchange offer prospectus.

In addition, the SEC allows Noble to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus and the exchange offer prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus and the exchange offer prospectus as described below.

This proxy statement/prospectus and the exchange offer prospectus incorporates by reference the documents listed below that Noble has previously filed with the SEC. They contain important information about Noble and its financial condition that is not included in or delivered with this proxy statement/prospectus and the exchange offer prospectus.

Noble SEC Filings

•

Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 12, 2021 (the “2020 Form 10-K”), and Amendment No.  1 thereto on Form 10-K/A, filed with the SEC on April 16, 2021;

•

Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021, filed with the SEC on May  7, 2021, August  5, 2021 and November 5, 2021, respectively;

•

Current Reports on Form 8-K filed with the SEC on February 5, 2021, February  8, 2021, February  24, 2021, March 11, 2021 (only the first Form 8-K filed on such date), March  25, 2021, April  16, 2021 (as amended on June  23, 2021), April  21, 2021, August  26, 2021, September  3, 2021 and November 10, 2021; and                .

•	The description of the Noble Shares contained in Noble’s Registration Statement on Form 8-A filed with the SEC on June 8, 2021, as Noble may update that description from time to time.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, Noble incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the Noble General Meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

Statements contained in this proxy statement/prospectus and the exchange offer prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Noble by requesting them in writing or by telephone at the following address and telephone number:

Richard B. Barker

Noble Corporation

13135 Dairy Ashford, Suite 800 Sugar Land, Texas 77478

(281) 276-6100

You can also find information about Noble at its Internet websites at www.noblecorp.com. Information contained on Noble’s website does not constitute part of this proxy statement/prospectus and the exchange offer prospectus.

You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from Noble’s proxy solicitation agent at the following address and telephone number:

Individuals, please call toll-free:

Banks and brokerage, please call:

Email:

Any of the documents you request will be available without charge. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are a Noble shareholder and would like to request documents, please do so by            , 2022, or five business days prior to the General Meeting, in order to receive them before the General Meeting. If you request any documents from Noble, such documents will be mailed to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus and the exchange offer prospectus relating to Noble has been supplied by Noble, and all such information relating to Maersk Drilling has been supplied by Maersk Drilling. Information provided by either Noble or Maersk Drilling does not constitute any representation, estimate or projection of any other party. This document is a proxy statement of Noble for the General Meeting. Noble has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including Noble, which is different from, or in addition to, that contained in this proxy statement/prospectus and the exchange offer prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus and the exchange offer prospectus speaks only as of the date of this proxy statement/prospectus and the exchange offer prospectus, unless the information specifically indicates that another date applies.

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED INCOME STATEMENTS

		For the 9 months ended 30 September
	Notes	2021	2020
		USD million
Revenue	1.1, 1.2	946	810
Cost of sales (exclusive of depreciation and amortisation shown separately below)		(669)	(601)
Special items	1.3	(14)	(38)
Depreciation and amortisation		(167)	(231)
Impairment reversals (losses), net	1.4	11	(1,504)
Gain/(loss) on sale of non-current assets	1.5	18	(2)
Share of results in joint ventures		(1)	(1)

Profit/loss before financial items		124	(1,567)
Financial expenses, net		(46)	(54)

Profit/loss before tax		78	(1,621)
Tax		(18)	23

Profit/loss for the period		60	(1,598)

Earnings in USD per share of DKK 10 for the period	1.6	1.5	(38.6)
Diluted earnings in USD per share of DKK 10 for the period	1.6	1.4	(38.6)

The accompanying notes are an integral part of these consolidated financial statements

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 9 months ended 30 September
	2021	2020
	USD million
Profit/loss for the period	60	(1,598)
Cash flow hedges:
Value adjustment of hedges	(5)	(24)
Reclassified to income statement	8	11

Total items that have or will be reclassified to the income statement	3	(13)

Other comprehensive income, net of tax	3	(13)

Total comprehensive income for the period	63	(1,611)

The accompanying notes are an integral part of these consolidated financial statements

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED CASH FLOW STATEMENTS

	For the 9 months ended 30 September
	2021	2020
	USD million
Profit/loss before financial items	124	(1,567)
Depreciation, amortisation and impairment reversals (losses), net	156	1,735
Gain/loss on sale of non-current assets	(18)	2
Change in working capital	(43)	1
Change in provisions	(11)	12
Other non-cash items	4	2
Taxes paid	(23)	(23)

Cash flow from operating activities	189	162

Purchase of intangible assets and property, plant and equipment	(61)	(154)
Sale of property, plant and equipment	32	38
Other financial investments	(1)	(1)

Cash flow used for investing activities	(30)	(117)

Interest received	—	2
Interest paid	(41)	(50)
Repayment of borrowings	(115)	(103)
Purchase of treasury shares	—	(5)

Cash flow from financing activities	(156)	(156)

Net cash flow for the period	3	(111)

Cash and bank balances 1 January	226	310
Currency translation effect on cash and bank balances	(2)	(1)

Cash and bank balances, end of period	227	198

Cash and bank balances at 30 September 2021 include USD 23 million (30 September 2020: USD 15 million) that relates to cash and bank balances in countries with exchange control or other restrictions. These funds are not readily available for general use by Maersk Drilling.

The accompanying notes are an integral part of these consolidated financial statements

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED BALANCE SHEETS

		30 September
	Note	2021	2020
		USD million
Assets
Intangible assets		12	16
Property, plant and equipment		2,812	3,156
Right-of-use assets		25	30
Financial non-current assets		5	5
Deferred tax		18	21

Total non-current assets		2,872	3,228

Trade receivables		260	224
Tax receivables		21	10
Other receivables		58	54
Prepayments		59	85

Receivables, etc.		398	373

Cash and bank balances		227	198
Assets held for sale	1.5	139	—

Total current assets		764	571

Total assets		3,636	3,799

Equity and liabilities
Share capital		63	63
Reserves and retained earnings		2,020	2,003

Total equity		2,083	2,066

Borrowings, non-current		1,039	1,180
Provisions		5	2
Deferred tax		15	9
Derivatives		22	38

Other non-current liabilities		42	49

Total non-current liabilities		1,081	1,229

Borrowings, current		136	137
Provisions		4	24
Trade payables		172	152
Tax payables		68	74
Other payables		54	56
Deferred income		38	61

Other current liabilities		336	367

Total current liabilities		472	504

Total liabilities		1,553	1,733

Total equity and liabilities		3,636	3,799

The accompanying notes are an integral part of these consolidated financial statements

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Hedge Reserve	Retained Earnings	Total Equity
	USD million
Equity 1 January 2021	63	(30)	1,984	2,017
Other comprehensive income, net of tax	—	3	—	3
Profit for the period	—	—	60	60

Total comprehensive income for the period	—	3	60	63

Value of share-based payments	—	—	3	3

Total transactions with shareholders	—	—	3	3

Equity 30 September 2021	63	(27)	2,047	2,083

Equity 1 January 2020	63	(23)	3,640	3,680
Other comprehensive income, net of tax	—	(13)	—	(13)
Loss for the period	—	—	(1,598)	(1,598)

Total comprehensive income for the period	—	(13)	(1,598)	(1,611)

Value of share-based payments	—	—	2	2
Purchase of own shares			(5)	(5)

Total transactions with shareholders	—	—	(3)	(3)

Equity 30 September 2020	63	(36)	2,039	2,066

The accompanying notes are an integral part of these consolidated financial statements

Date of authorization for issue:

These unaudited interim consolidated financial statements for the nine months period ended September 30, 2021 and 2020 were authorized for issue by the Board of Directors on December 20, 2021.

1.1 Segment Information

	For the 9 months ended 30 September
	2021				2020
	North Sea	International	Unallocated Activities	Total	North Sea	International	Unallocated Activities	Total
	USD million
Revenue	496	429	21	946	453	335	22	810
EBITDA before special items	200	68	—	—	198	2	—	—
Depreciation and amortisation	(96)	(63)	(8)	(167)	(142)	(75)	(14)	(231)
Impairment reversals (losses), net	11	—	—	11	(637)	(847)	(20)	(1,504)
Investments in non-current assets	22	28	10	60	55	82	3	140
Non-current assets(1)	1,615	1,126	83	2,824	1,941	1,166	65	3,172

(1)	Comprises intangible assets and property, plant and equipment.

The allocation of business activities into segments is in line with the internal management reporting provided to the chief operating decision maker which is Executive Management. Management has organized its business around the North Sea segment which utilizes Jack-up rigs and an International segment which utilizes semi-submersible rigs and drillships. The organization is based on differences in the requirements of the drilling equipment due to geographical conditions and regulatory considerations. In general, rigs will be deployed in the operating areas for which they are designed, we therefore typically refer to them as “two different operating segments”. Jack-up rigs and floaters typically form separate segments as they are used for drilling programmes at different water depths. No operating segments have been aggregated.

EBITDA before special items reconciles to the consolidated income statements as follows:

	For the 9 months ended 30 September
	2021	2020
	USD million
Profit/Loss for the year	60	(1,598)
Adjustments:
Tax expenses	18	(23)
Financial expenses, net	46	54
Share of results in joint ventures	1	1
Gain (loss) on sale of non-current assets	(18)	2
Impairment reversals (losses), net	(11)	1,504
Depreciation and amortisation	167	231
Special items	14	38
EBITDA from unallocated activities	(9)	(9)

EBITDA before special items	268	200

1.2 Revenue

Revenue from drilling activities typically comprise fixed amounts for each day the rig is under contract differentiated by the activities undertaken (“day rate revenue”) and other revenue components such as lump sum payments for rig mobilisation and demobilisation and payments for investments in equipment or rig upgrades required to meet the operational needs of the drilling campaign, both of which are amortised over the contract period; bonuses linked to performance in terms of time, efficiency or drilling outcome measures such as reservoir targeting; or payments for third-party services to be delivered by Maersk Drilling.

For revenue, geographical information is based on geographical location where earned. The geographical split and types of revenue are as follows:

	For the 9 months ended 30 September 2021
	North Sea	International	Other	Total
	USD million
Geographical split
Denmark	7	—	2	9
Norway	372	—	—	372
United Kingdom	97	—	—	97
The Netherlands	20	—	—	20
Angola	—	67	—	67
Australia	—	75	—	75
Azerbaijan	—	37	—	37
Ghana	—	44	—	44
Suriname	—	97	—	97
Trinidad	—	49	—	49
Other	—	60	19	79

Total	496	429	21	946

Composition of revenue
Day rate revenue	399	339	19	757
Other revenue	97	90	2	189

Total	496	429	21	946

Type of revenue
Services component	260	296	15	571
Lease component	236	133	6	375

Total	496	429	21	946

	For the 9 months ended 30 September 2020
	North Sea	International	Other	Total
	USD million
Geographical split
Denmark	20	—	2	22
Norway	310	—	1	311
United Kingdom	94	—	—	94
The Netherlands	29	—	—	29
Angola	—	36	—	36
Australia	—	46	—	46
Egypt	—	28	—	28
Azerbaijan	—	83	—	83
Ghana	—	59	—	59
Suriname	—	4	—	4
Trinidad	—	20	—	20
Mexico	—	35	—	35
Myanmar	—	24	—	24
Other	—	—	19	19

Total	453	335	22	810

Composition of revenue
Day rate revenue	403	285	17	705
Other revenue	50	50	5	105

Total	453	335	22	810

Type of revenue
Services component	211	252	19	482
Lease component	242	83	3	328

Total	453	335	22	810

1.3 Special items

	For the 9 months ended 30 September
	2021	2020
	USD million
Transformation and restructuring costs	1	23
COVID-19 costs not recharged to customers	13	15

Special items, costs	14	38

Special items comprise income and expenses that are not considered to be part of Maersk Drilling’s ordinary operations such as major restructuring projects and COVID-19 related costs. COVID-19 related costs are defined as additional costs triggered by the COVID–19 pandemic in the form of costs incurred to comply with local travel and quarantine rules and customer requirements, additional costs incurred with procuring testing kits for crews operating rigs, additional crew change costs for quarantine hotels, charter flights, per diems as well as additional costs to reimburse subcontractors in instances where they need to comply with quarantine regulations.

Special items incurred in 2021 comprised USD 1 million redundancy costs in connection with the establishment of virtual rig teams and new technical hub in Gdansk and COVID-19 related costs not recharged to customers of USD 13 million. Special items incurred in 2020 comprised redundancy costs from the reduction of the offshore and the onshore organisations of USD 23 million and COVID-19 related costs not recharged to customers of USD 15 million.

Of total Special items costs in 2021, USD 4 million related to staff costs (2020: USD 31 million) and USD 10 million to other extrenal costs (2020: USD 7 million). If these costs had not been classified as Special items in 2021, USD 14 million would have been classified as Operating costs (2020: USD 26 million) and USD nil as Sales, general and administrative costs (2020: USD 12 million).

1.4 Impairment test

2021

In connection with the sale of Maersk Gallant in May 2021, an impairment loss of USD 11 million has been reversed.

In connection with the valuation of the Company in a contemplated business combination, Maersk Drilling’s net assets were assessed by the accounting acquirer as part of this transaction at values below their carrying amounts as at September 30, 2021 and Management concluded that an impairment test needed to be performed.

An impairment test based on a value in use calculation was therefore performed, and the conclusion was that the impairment test did not lead to an impairment or reversal of previously recognized impairments.

2020

Following the revised market outlook with lower expectations as to utilisation and day rates for the coming years, Maersk Drilling recognised a net impairment loss of USD 1,504 million for the nine months ended 30 September 2020. The impairment losses relate to both jack-ups and floaters.

	For the 9 months ended 30 September 2020
	Impairment losses	Recoverable amount
	USD million
Cash generating units
North-sea	637	1,961
International	847	1,202
Benign jack-ups	20	68

Total	1,504

Basis for impairment test

Maersk Drilling considers rigs with similar functionality and operating environment as cash generating units due to largely interdependent cash flows. In 2020 there were five cash generating units (CGUs) operating in the North Sea jack-up segment (2019: four CGUs). One unit is now forming a CGU on its own which has triggered an impairment reversal for the unit of USD 16 million. One additional unit, which forms a CGU on its own, has not been impaired and is excluded from the overview. There were three CGUs operating in the International floaters segment (2019: one CGU).

The CGUs are defined as the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The table above shows the impairment losses recognized within the North Sea and International segments, as well as Unallocated.

Impairment testing is performed at the CGU level, but the information disclosed above is provided on a segment basis, as the methodology and assumptions are similar across the CGUs.

The recoverable amount of each cash generating unit is determined based on the higher of its value-in-use or fair value less cost to sell. The recoverable amounts are currently based on estimated value-in-use, as it is considered that currently there is no basis for making a reliable estimate of the fair market value in an orderly transaction between market participants. Given the continued illiquidity of the secondary market for offshore rigs with no supportable price indications Maersk Drilling applies value-in-use calculations in the impairment test, and no calculation of fair value less cost to sell has been applied.

The value-in-use is calculated based on cash flow projections in financial budgets and business plans for the coming 5 years as approved by management. For the period after the 5-year forecast period an expected inflation rate of 2.5% p.a. is applied. In nature, these cash flow projections are subject to judgement and estimates that are uncertain, though based on experience and external sources where available. In a separate section below is set out sensitivity analysis for certain key assumptions applied in the expected future cash flows.

The discount rate applied in the value-in-use calculation is 10.0% (2019: 10%) p.a. after tax. The discount rate applied reflects the time value of money as well as the sector specific risks related to the underlying cash flows. Any uncertainties reflecting past performance and possible variations in the amount or timing of the projected cash flows are generally reflected in the discount rates, except that specific assumptions relating to the future utilisation of the assets are applied.

Sensitivity analysis

The value-in-use calculations for the individual cash generating units are particularly sensitive to the day rates expected to apply when contracts expire and to the risks of idle periods in the forecasts. In addition, the discount rate, growth rate and EBITDA margin after the budget period are critical variables.

The sensitivity analysis shows that the impairment losses in 2020 would have been:

•	USD (1,105) million and USD (1,856) million with a -/+ 1 percentage point change in the discount rate, keeping all other assumptions unchanged.

•	USD (1,303) million and USD (1,689) million with a +/- 1 percentage point change in the growth rate after the 5-year forecast period, keeping all other assumptions unchanged.

•	USD (692) million and USD (2,180) million with a +/- 5 percentage point change in EBITDA margin after the 5-year forecast period, keeping all other assumptions unchanged.

•	USD (1,057) million and USD (1,951) million with a +/- 5 percentage point change in utilisation after the 5-year forecast, keeping all other assumptions unchanged.

1.5 Sale of non-current assets

	For the 9 months ended 30 September
	2021	2020
	USD million
Gains	18	—
Losses	—	2

Gain/loss on sale of non-current assets, net	18	(2)

Carrying amount of non-current assets	14	40

Gain/loss on sale of non-current asset	18	(2)

Cash flow from sale of non-current assets	32	38

Carrying amount of assets held for sale	139	—

During the second quarter of 2021, Maersk Drilling completed the divestment of the jack-up rigs Maersk Guardian (now named Guardian) and Mærsk Gallant (now named Gallant) to New Fortress Energy. The total sales price for the two rigs was USD 31 million in all-cash transactions. The new owner will use the rigs for non-drilling purposes as part of their planned “Fast LNG” project. Additionally, USD 2 million were collected from the sale of spare parts owned by Mærsk Gallant. Total costs relating to the two sales were around USD 1 million.

In May 2021, Maersk Drilling further announced that it entered into an agreement to divest the combined drilling and production unit Mærsk Inspirer to Havila Sirius for a price of USD 373 million in an all-cash transaction. In connection with the sale announcement, Mærsk Inspirer was classified as held for sale and depreciation of the asset was ceased. The sale was finalized on 27 October 2021 as described in note 1.8 Subsequent events.

1.6 Share capital and earnings per share

The share capital comprises 41,532,112 shares of DKK 10. At 30 September 2021, the Company holds 241,397 treasury shares (30 September 2020: 243,164) and the average number of shares in circulation during the first 9 months of 2021 was 41,289,832 (41,410,530).

Earnings per share amounted to USD 1.5 (USD -38.6) and diluted earnings per share USD 1.4 (USD -38.6).

Earnings per share is equal to profit/loss for the period divided by the average number of shares in circulation or the average diluted number of shares in circulation.

At 30 September 2020, the potential dilutive effect of 176,793 shares outstanding under the long-term incentive programme is excluded from the calculation of diluted earnings per share as the inclusion of such a dilutive effect would result in a reduction in the loss per share.

1.7 Capital commitments

At 30 September 2021, capital commitments relating to rig upgrades and special periodic surveys amounted to USD 39 million (31 December 2020: USD 30 million). Maersk Drilling does not have capital commitments related to new buildings.

1.8 Subsequent events

Subsequent to quarter end, on 27 October 2021, Maersk Drilling completed the previously announced divestment of the combined drilling and production unit Mærsk Inspirer (now named Inspirer) to Havila Sirius for a price of USD 373 million in an all-cash transaction. Maersk Drilling recognized a gain of USD 233 million (net of cost relating to the sale) from this sale. This transaction divests a non-core asset and significantly deleverages Maersk Drilling’s balance sheet. Per the terms of Maersk Drilling’s term loan agreement, the sale triggered a simultaneous loan repayment of USD 80 million.

As part of the transaction, Repsol has assumed responsibility for the day-to-day operation of the rig on the Yme field, leasing the rig from Havila Sirius on behalf of the Yme licensees. Maersk Drilling transferred 60 employees to Repsol in a transfer of undertaking and, to ensure operational continuity, Maersk Drilling will continue to provide certain systems and logistics services for up to 12 months. In addition, Maersk Drilling will provide drilling management services for a period against payment of a management fee, which is not included in the proceeds.

As per the agreement, ownership was transferred after the rig was ready to receive hydrocarbons, which was achieved on 10 October 2021. The transaction has been approved by authorities.

A claim has been settled and a previously-recognised provision of USD 9 million has been reversed in Q3 as this is a subsequent adjusting event.

On 10 November 2021, Maersk Drilling announced its agreement to combine with Noble Corporation. The business combination is subject to merger clearance and other regulatory approvals and is expected to close in mid-2022.

1.9 Basis of preparation

These interim consolidated financial statements reflect the consolidated figures for The Drilling Company of 1972 A/S (the “Company”) and its subsidiaries (the “Group” or “Maersk Drilling”). All amounts in these interim consolidated financial statements are stated in United States Dollars (USD) and rounded to the nearest million.

Accounting policies

These interim consolidated financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB.

The accounting policies, areas of judgment and areas of significant estimates are consistent with those set out in the notes to Maersk Drilling’s consolidated financial statements for 2020.

New reporting requirements

New standards and amendments effective for the financial years 2021 and 2020 have not had any material impact on the accounting policies applied.

New standards, amendments and interpretations adopted in 2021 include:

•

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: IBOR reform, phase 2. A number of amendments which provide relief from modification accounting arising from changes in contractual cash flows on debt instruments and lease contracts and redesignation of designated hedge relationships as a consequence of the IBOR reform.

New standards, amendments and interpretations adopted in 2020 include:

•

IFRS 9, Financial Instruments: IBOR reform, phase 1. As the IBOR reform is expected to imply the replacement of EU interbank rates by other interest rates, the IASB has issued an amendment to IFRS 9 concerning the treatment of hedge accounting for the period up to the effective date of the IBOR reform. Basically, the amendments should not impact hedge accounting if the contracts are effective today.

•

IAS 1, Presentation of Financial Statements and IAS 8, Accounting policies, Changes in Accounting Estimates and Errors: The definition of “material” is amended ensuring consistency across all IFRS standards. The definition now also comprises obscuring information together with omitting and misstating information. The definition moreover tightens the assumption of when an annual report is affected and includes more stringent wording when specifying who the users of the financial statements are.

•

IFRS 16, Leases: The amendment clarifies that modifications as a consequence of COVID-19 should not be treated as modifications for accounting purposes even though they meet the definition of a modification of a lease according to the standard.

Report of Independent Auditors

To the Board of Directors of The Drilling Company of 1972 A/S

We have audited the accompanying consolidated financial statements of The Drilling Company of 1972 A/S and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Drilling Company of 1972 A/S and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

As discussed in Note 4.6 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

December 20, 2021

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED INCOME STATEMENTS

	Notes	2020	2019	2018
		(audited)	(audited)	(unaudited)
		USD million
Revenue	1.1, 1.2	1,096	1,222	1,429
Costs of sales (exclusive of depreciation and amortisation shown separately below)	1.3	(807)	(807)	(818)
Special items	1.4	(42)	(16)	(16)
Depreciation and amortisation	2.1, 2.2, 2.3	(286)	(387)	(403)
Impairment (losses)/reversals	2.4	(1,580)	(34)	810
Gain/(loss) on sale of non-current assets		(2)	8	—
Share of results in joint ventures		(1)	(2)	(1)

Profit/loss before financial items		(1,622)	(16)	1,001
Financial expenses, net	1.5	(72)	(68)	(12)

Profit/loss before tax		(1,694)	(84)	989
Tax	1.6	41	(29)	(48)

Profit/loss for the year		(1,653)	(113)	941

Earnings in USD per share of DKK 10 for the year	4.1	(39.9)	(2.7)	22.7
Diluted earnings in USD per share of DKK 10 for the year	4.1	(39.9)	(2.7)	22.7

The accompanying notes are an integral part of these consolidated financial statements

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	2020	2019	2018
		(audited)	(audited)	(unaudited)
		USD million
Profit/loss for the year		(1,653)	(113)	941
Cash flow hedges:
Value adjustment of hedges for the year	3.5	(20)	(29)	(5)
Reclassified to income statement		13	8	2

Total items that have or will be reclassified to the income statement		(7)	(21)	(3)
Actuarial gains/losses on defined benefit plans, etc.		—	(2)	—

Total items that will not be reclassified to the income statement		—	(2)	—

Other comprehensive income, net of tax		(7)	(23)	(3)

Total comprehensive income for the year		(1,660)	(136)	938

The accompanying notes are an integral part of these consolidated financial statements

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	2020	2019	2018
		(audited)	(audited)	(unaudited)
		USD million
Profit/loss before financial items		(1,622)	(16)	1,001
Depreciation, amortisation and impairment losses/reversals, net	2.1, 2.2, 2.3, 2.4	1,866	421	(407)
Gain on sale of non-current assets		—	(8)	—
Loss on sale of non-current assets		2	—	—
Change in working capital	2.11	27	57	11
Change in provisions		5	(13)	16
Other non-cash items		(2)	3	—
Taxes paid, net		(9)	(24)	(28)

Cash flow from operating activities		267	420	593

Purchase of property, plant and equipment	2.11	(186)	(307)	(155)
Sale of property, plant and equipment		38	8	21
Other financial investments		(2)	(4)	(2)

Cash flow used for investing activities		(150)	(303)	(136)

Interest received		2	6	47
Interest paid		(64)	(83)	(63)
Proceedings from borrowings		—	—	1,470
Repayment of borrowings	3.3	(137)	(103)	(262)
Purchase of treasury shares		(5)	—	—
Dividends distributed		—	—	(1,326)

Cash flow from financing activities		(204)	(180)	(134)

Net cash flow for the year		(87)	(63)	323

Cash and bank balances 1 January		310	372	49
Currency translation effect on cash and bank balances		3	1	0

Cash and bank balances 31 December		226	310	372

Cash and bank balances comprise cash on hand and short-term (less than 90 days) deposits which are readily convertible to cash.

Cash and bank balances at 31 December 2020 include USD 14 million (2019: USD 14 million; 2018: nil) that relates to cash and bank balances in countries with exchange control or other restrictions. These funds are not readily available for general use by Maersk Drilling.

The accompanying notes are an integral part of these consolidated financial statements

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER

	Notes	2020	2019	2018
		(audited)	(audited)	(unaudited)
		USD million
Intangible assets	2.1	15	31	56
Property, plant and equipment	2.2, 2.4	3,053	4,731	4,849
Right-of-use assets	2.3	28	31	—
Financial non-current assets		6	5	3
Deferred tax	2.5	15	3	2

Total non-current assets		3,117	4,801	4,910

Trade receivables	3.4	210	264	339
Tax receivables		14	16	—
Other receivables	2.6	76	47	39
Prepayments	2.7	76	41	58

Receivables, etc.		376	368	436

Cash and bank balances		226	310	372
Assets held for sale	2.2	—	38	—

Total current assets		602	716	808

Total assets		3,719	5,517	5,718

Share capital		63	63	63
Reserves and retained earnings		1,954	3,617	3,751

Total equity		2,017	3,680	3,814

Borrowings, non-current	3.3	1,149	1,273	1,375
Provisions	2.8	5	2	2
Deferred tax	2.5	12	47	60
Derivatives	3.5	33	22	—

Other non-current liabilities		50	71	62

Total non-current liabilities		1,199	1,344	1,437

Borrowings, current	3.3	136	136	95
Provisions		15	13	26
Trade payables		167	180	196
Tax payables		65	69	40
Other payables	2.9	58	63	71
Deferred income	2.10	62	32	39

Other current liabilities		367	357	372

Total current liabilities		503	493	467

Total liabilities		1,702	1,837	1,904

Total equity and liabilities		3,719	5,517	5,718

The accompanying notes are an integral part of these consolidated financial statements

THE DRILLING COMPANY OF 1972 A/S

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Hedge Reserve	Retained Earnings	Total Equity
	USD million
2018 (unaudited)
Equity 1 January 2018	63	1	6,149	6,213
Other comprehensive income, net of tax	—	(3)	—	(3)
Profit/loss for the year	—	—	941	941

Total comprehensive income for the year	—	(3)	941	938

Dividends to shareholders	—	—	(3,337)	(3,337)

Total transactions with shareholders	—	—	(3,337)	(3,337)

Equity 31 December 2018	63	(2)	3,753	3,814

2019 (audited)
Other comprehensive income, net of tax	—	(21)	(2)	(23)
Profit/loss for the year	—	—	(113)	(113)

Total comprehensive income for the year	—	(21)	(115)	(136)

Value of share-based payments	—	—	3	3
Other equity movements	—	—	(1)	(1)

Total transactions with shareholders	—	—	2	2

Equity 31 December 2019	63	(23)	3,640	3,680

2020 (audited)
Other comprehensive income, net of tax	—	(7)	—	(7)
Profit/loss for the year	—	—	(1,653)	(1,653)

Total comprehensive income for the year	—	(7)	(1,653)	(1,660)

Value of share-based payments	—	—	2	2
Purchase of own shares	—	—	(5)	(5)

Total transactions with shareholders	—	—	(3)	(3)

Equity 31 December 2020	63	(30)	1,984	2,017

The accompanying notes are an integral part of these consolidated financial statements

Date of authorization for issue:

These consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 were authorized for issue by the Board of Directors on December 20, 2021.

0.0 Basis of preparation

These consolidated financial statements reflect the consolidated figures for The Drilling Company of 1972 A/S (the “Company”) and its subsidiaries (the “Maersk Drilling Group” or “Maersk Drilling”). These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

All amounts in these consolidated financial statements are stated in United States Dollars (USD) and rounded to the nearest million. The accounting policies described have been applied consistently for the financial years 2020, 2019 and 2018 (unless otherwise stated).

The comparative figures for 2018 have been prepared based on capital restructuring rules and reflect the consolidated financial statements for 2018 for Maersk Drilling Holding A/S with the addition of net USD 4 million of other assets and liabilities contributed as set out below.

Founding of The Drilling Company of 1972 A/S

The Company was incorporated on April 2, 2019 in connection with the separation of the Maersk Drilling activities from the A.P. Moller—Maersk Group via a demerger of A.P. Møller—Mærsk A/S and a separate listing of the Company. Following the listing, the ultimate owner, A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal retained control over the entity. A.P. Møller—Mærsk A/S injected 100% of the shares in Maersk Drilling Holding A/S, including this Company’s subsidiaries, as well as certain ancillary assets and liabilities to the Company.

The net impact of the separation was a capital contribution of USD 4 million reflecting the net value of the other assets and liabilities contributed. Prior to the transaction, all operating activities of the Maersk Drilling Group were performed by Maersk Drilling Holding A/S and its subsidiaries. The consolidated financial statements have been prepared as if the Company had always been the parent company of the Maersk Drilling Group, and comparative figures have therefore been prepared as if the assets and liabilities contributed were always part of the Maersk Drilling Group. The Company was officially listed on Nasdaq Copenhagen with the first trading day being April 4, 2019. Following the separation, A.P. Møller—Mærsk A/S ceased to have a controlling interest in the Maersk Drilling Group. A.P. Møller—Mærsk A/S is still considered a related party of Maersk Drilling as both companies are under the common control of A.P. Møller Holding A/S.

Reserves

The reserve for hedges is the only reserve presented in the consolidated statement of changes in equity. The reserve for hedges represents the accumulated fair value of hedging instruments qualifying for cash flow hedge accounting, net of tax. The reserve is transferred to the income statement when the hedged transaction is settled.

The Maersk Drilling Group does not have a translation reserve as all material subsidiaries have the United States Dollar (USD) as their functional currency.

Other comprehensive income

Other comprehensive income consists of income and costs not recognised in the income statement, cash flow hedges as well as actuarial gains/losses on defined benefit plans, etc. Other comprehensive income includes current and deferred income tax to the extent that the items recognised in other comprehensive income are taxable or deductible.

Consolidation

Consolidation is performed by summarising the financial statements of the entities within the Maersk Drilling Group. Internal income and expenses, shareholdings, dividends, balances and gains on internal transactions within the Maersk Drilling Group are eliminated. Certain entities in which Maersk Drilling has an ownership share of less than 100% but holds the full right to govern and receive dividends through shareholder agreements etc. are considered subsidiaries and consolidated without any non-controlling interest.

Foreign currency translation

These consolidated financial statements are presented in USD, which is also the functional currency of most material companies within the Maersk Drilling Group.

Transactions in currencies other than the functional currency are translated at the exchange rate prevailing at the date of the transaction. Monetary items in foreign currencies not settled at the balance sheet date are translated at the exchange rate as at the balance sheet date. Foreign exchange gains and losses are included in the income statement as financial income or expenses.

Cash flow statement

Cash flow from operating activities includes all cash transactions other than cash flows arisen from investments and divestments, principal payments of loans, installments on finance lease liabilities, financial income received, financial expenses paid and equity transactions. Capitalisation of borrowing costs are considered as non-cash items, and the actual payments of those are included in cash flow from financing activities.

New reporting requirements

For an overview of the adopted standards, amendments and interpretations please see note 4.6.

0.1 Management’s judgements and estimates

The preparation of consolidated financial statements requires management, on an ongoing basis, to make judgements and estimates and form assumptions that affect the reported amounts. Management forms its judgements and estimates based on historical experience, independent advisors and external data points as well as in-house specialists and on other factors believed to be reasonable under the circumstances

In certain areas, the outcome of business plans, including ongoing negotiations with external parties to execute those plans or to settle claims that are raised against Maersk Drilling, is highly uncertain. Therefore, assumptions may change or the outcome may differ in the coming years, which could require a material upward or downward adjustment to the carrying amounts of assets and liabilities.

The most significant accounting judgments and estimates are described in the following notes to the consolidated financial statements:

Significant judgement/estimate	Note	Potential impact from estimates and judgements on company value
Useful lives and residual values of drilling rigs	2.2 Property, plant and equipment	Low
Valuation of non-current assets (impairment testing)	2.4 Impairment test	High
Measurement of deferred tax assets and uncertain tax positions	2.5 Deferred tax	Medium
Measurement of provisions	2.8 Provisions	Low

1.1 Segment information

	2020				2019				2018
	(audited)				(audited)				(unaudited)
	North Sea	Inter- national	Unallocated Activities	Total	North Sea	Inter- national	Unallocated Activities	Total	North Sea	Inter- national	Unallocated Activities	Total
	USD million
Revenue	608	460	28	1,096	800	395	27	1,222	840	530	59	1,429
EBITDA before special items	264	18	—	—	385	28	—	—	459	163	—	—
Depreciation and amortisation	(177)	(91)	(18)	(286)	(205)	(157)	(25)	(387)	(184)	(196)	(23)	(403)
Impairment reversals (losses), net	(714)	(846)	(20)	(1,580)	—	—	(34)	(34)	375	445	(10)	810
Investments in non-current assets	59	99	4	162	138	171	—	309	68	78	36	182
Non-current assets(1)	1,831	1,162	75	3,068	2,663	1,998	101	4,762	2,716	1,997	192	4,905

(1)	Comprises intangible assets and property, plant and equipment.

The allocation of business activities into segments is in line with the internal management reporting provided to the chief operating decision maker which is Executive Management. Management has organized its business around the North Sea segment which utilizes Jack-up rigs and an International segment which utilizes semi-submersible rigs and drillships. The organization is based on differences in the requirements of the drilling equipment due to geographical conditions and regulatory considerations. In general, rigs will be deployed in the operating areas for which they are designed, we therefore typically refer to them as “two different operating segments”. Jack-up rigs and floaters typically form separate segments as they are used for drilling programmes at different water depths. No operating segments have been aggregated. The reportable segments are as follows:

North Sea segment

Jack-up rigs operating in depths up to 500 ft and comprise the aggregated operating segments ultra-harsh environment jack-up rigs and harsh environment jack-up rigs.

International segment

Semi-submersible rigs and drillships designed to operate in benign mid- and deepwater environments in depths up to 12,000 ft.

The benign jack-up rigs Maersk Completer, which was sold on 7 January 2020, and Maersk Convincer are not included in either segment and are reported under unallocated activities based on their different nature and limited materiality.

Segment profit/loss (defined as profit/loss before depreciation and amortisation, impairment losses/ reversals and special items) comprise items directly related to or which can be allocated to segments. Costs in Maersk Drilling Group functions are allocated to reportable segments if they can be allocated to segments. Financial assets, liabilities, income and expenses from these items, and tax are not attributed to reportable segments.

Total revenue, total depreciation and amortisation and total impairment losses/reversals reconcile directly to the income statement and further reconciliations are therefore not included.

EBITDA before special items reconciles to the consolidated income statements as follows:

	Year ended December 31,
	2020	2019	2018
	USD million
Profit/Loss for the year	(1,653)	(113)	941
Adjustments:
Tax expenses	(41)	29	48
Financial expenses, net	72	68	12
Share of results in joint ventures	1	2	1
Gain/(loss) on sale of non-current assets	2	(8)	—
Impairment reversals (losses), net	1,580	34	(810)
Depreciation and amortization	286	387	403
Special items	42	16	16
EBITDA from unallocated activities	(7)	(2)	11

EBITDA before special items	282	413	622

Total investment in non-current assets and total non-current assets comprise intangible assets and property, plant and equipment.

Revenue and non-current assets

	Revenue			Non-current assets(1)
	2020	2019	2018	2020	2019	2018
	(audited)	(audited)	(unaudited)	(audited)	(audited)	(unaudited)
	USD million
Geographical split
Denmark	34	37	69	748	304	253
Norway	424	559	630	1,054	1,912	1,943
United Kingdom	118	156	130	63	440	312
United States of America	—	—	8	—	—	363
The Netherlands	35	52	—	212	114	—
Angola	62	—	—	134	328	—
Australia	76	—	—	163	—	—
Egypt	28	92	109	—	181	184
Azerbaijan	110	79	105	118	143	138
Singapore	—	—	—	—	208	74
Ghana	55	149	256	—	301	913
Suriname	19	—	—	135	—	—
Trinidad	28	—	—	176	—	—
Mexico	54	18	—	—	495	—
Myanmar	24	9	—	—	279	—
Other Americas	—	—	—	—	—	167
Other	29	71	122	293	88	558

Total	1,096	1,222	1,429	3,096	4,793	4,905

(1)	Comprise intangible assets and property, plant and equipment and right-of-use assets.

Geographical information

Information on revenue is based on geographical location. For non-current assets, such as drilling rigs, the geographical location is where the assets are located as per 31 December. For all other assets, geographical location is based on the legal ownership.

Geographical presence by revenue

Revenue by customer

1.2 Revenue

	2020				2019				2018
	North Sea	International	Other	Total	North Sea	International	Other	Total	North Sea	International	Other	Total
	(audited)				(audited)				(unaudited)
	USD million
Composition of revenue
Day rate revenue	533	385	23	941	730	348	21	1,099	783	468	51	1,302
Other revenues	75	75	5	155	70	47	6	123	57	62	8	127

Total	608	460	28	1,096	800	395	27	1,222	840	530	59	1,429

Type of revenue
Services component	293	344	25	662	385	274	24	683	346	295	24	665
Lease component	315	116	3	434	415	121	3	539	494	235	35	764

Total	608	460	28	1,096	800	395	27	1,222	840	530	59	1,429

Revenue from drilling activities typically comprises fixed amounts for each day the rig is under contract differentiated by the activities undertaken (“day rate revenue”) and other revenue components such as lump sum payments for rig mobilisation and demobilisation and payments for investments in equipment or rig upgrades required to meet the operational needs of the drilling campaign, both of which are amortised over the contract period; bonuses linked to performance in terms of time, efficiency or drilling outcome measures such as reservoir targeting; or payments for third-party services to be delivered by Maersk Drilling.

For revenue, geographical information is based on geographical location where earned. For non-current assets, such as drilling rigs, the geographical location is where the assets were located at 31 December. For all other assets, geographical location is based on the legal ownership.

Significant customers

Revenue from four international oil companies that individually amount to more than 10% of revenue represents 69% of the Maersk Drilling Group’s revenue in 2020. The four international oil companies accounted for USD 299 million, USD 169 million, USD 164 million and USD 121 million, respectively and approximately 100%, 100%, 0% and 100%, respectively of these revenues were in the North Sea jack-up segment, with the remaining in the international segment.

In 2019, revenue from four international oil companies that individually amounted to more than 10% of revenue represented 71% of the Maersk Drilling Group’s revenue. The four international oil companies accounted for USD 418 million, USD 171 million, USD 162 million, and USD 117 million, respectively and approximately 95%, 0%, 100% and 100%, respectively of these revenues were in the North Sea jack-up segment, with the remaining in the international floaters segment.

In 2018, the five international oil companies that individually amount to more than 10% of revenue accounted for USD 339 million, USD 291 million, USD 215 million, USD 170 million and USD 149 million, respectively and approximately 90%, 94%, 0%, 0% and 100%, respectively of these revenues were in the North Sea jack-up segment, with the remaining in the international floaters segment.

Revenue backlog

Despite challenging market conditions, Maersk Drilling managed to secure 19 new contracts and contract extensions during 2020, adding USD 469 million to the contract backlog.

At the end of 2020, the contract backlog amounted to USD 1.3 billion, of which USD 665 million was for execution in 2021.

At the end of 2019, the revenue backlog amounted to USD 2.1 billion of which USD 1 billion was for execution in 2020.

During 2018, Maersk Drilling secured 26 new contracts and contract extensions adding USD 503 million to the contract backlog. By the end of 2018, Maersk Drilling had a revenue backlog of USD 2.5 billion of which USD 1 billion was for execution in 2019.

Operating leases as lessor

Property, plant and equipment include jack-up rigs and floaters which are leased out as part of the Maersk Drilling Group’s activities. Future minimum lease payments are set out below.

Performance obligations in contracts

Amounts allocated to performance obligations that are to be completed under existing customer contracts are set out as service elements below.

Jointly the two elements amount to Maersk Drilling’s revenue backlog.

	2020
	Future minimum lease payments	Performance obligations	Total backlog
	(audited)
	USD million
Within one year	324	341	665
Between one and two years	159	131	290
Between two and three years	74	71	145
Between three and four years	49	32	81
Between four and five years	49	32	81
After five years	40	25	65

Total	695	632	1,327

	2019
	Future minimum lease payments	Performance obligations	Total backlog
	(audited)
	USD million
Within one year	454	559	1,013
Between one and two years	343	282	625
Between two and three years	129	120	249
Between three and four years	66	30	96
Between four and five years	61	18	79
After five years	54	15	69

Total	1,107	1,024	2,131

	2018
	Future minimum lease payments	Performance obligations	Total backlog
	(unaudited)
	USD million
Within one year	541	481	1,022
Between one and five years	701	676	1,377
After five years	35	32	67

Total	1,277	1,189	2,466

1.3 Costs

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Operating costs	725	710	734
Innovation	6	10	3
Sales, general and administrative costs	76	87	81

Total costs	807	807	818

Other external costs	468	440	444

Of which:
Included in Operating costs	425	383	379
Included in Innovation	3	7	2
Included in Sales, general and administrative costs	32	40	45
Included in Special items	8	10	18
Staff costs
Wages and salaries	330	362	365
Severance payments	26	4	10
Share based remuneration	2	2	—
Pension costs	30	33	30
Other social security costs	11	6	8

Total staff costs	399	407	413

Of which:
Included in Operating costs	300	327	355
Included in Innovation	3	3	1
Included in Sales, general and administrative costs	44	47	36
Included in Special items	34	8	8
Recognised in the cost of assets	18	22	13

Average number of employees	2,678	2,852	2,854

Operating costs comprise costs incurred in generating revenue for the year, including costs for crew, repair and maintenance but excludes Innovation costs and Sales, general and administrative costs, which are presented separately.

Fees to the statutory auditors

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Statutory audit	1.7	0.9	1.0
Other assurance services	—	1.0	1.0
Tax and VAT advisory services	0.1	—	—
Other services	0.1	0.9	1.0

Total fees	1.9	2.8	3.0

Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to less than USD 0.1 million in 2020. Non-audit services provided in 2019 of USD 1.8 million mainly consisted of services related to the separation and listing of Maersk Drilling, including advisory services related to implementation of a new treasury system.

Non-audit services provided in 2018 of USD 2 million mainly consisted of audit of non-statutory financial statements, financial due diligence and transaction advice, accounting advisory services, tax advice and other services related to the separation of Maersk Drilling.

Remuneration of the Board of Directors, Executive Management and Key Employees

Board of Directors

The Board of Directors receives a fixed annual base fee, while the Chairman and Vice Chairman receive fixed multiples of the fixed annual base fee. Participation in a Board Committee entitles a member of the Board of Directors to an additional fixed annual fee based on a proportion of the fixed annual base fee.

The Board of Directors did not receive any remuneration for 2018. Claus V. Hemmingsen has received prorated Board fees since April 2, 2019, as his services to the Maersk Drilling Group prior to this point in time were considered part of his position as Vice-CEO in A.P. Møller—Mærsk A/S. Alastair Maxwell, Caroline Alting and Glenn Gormsen were appointed to the Board of Directors on April 2, 2019. Ann-Christin G. Andersen and Kristin H. Holth were appointed to the Board of Directors on April 2, 2020 at which date Robert Routs retired from the Board of Directors.

Executive Management

During 2020, the Executive Management consisted of Jørn Madsen as Chief Executive Officer (CEO) and Jesper Ridder Olsen as Chief Financial Officer (CFO). From January 2021, Christine Morris succeeded Jesper Ridder Olsen as CFO. The compensation of the Executive Management consists of a combination of fixed pay (a fixed annual cash salary, from which any contribution made by Maersk Drilling towards the cost of any pension or company car elections is deducted), other non-monetary benefits such as, phone, insurance coverage, annual health check, newspaper subscriptions, training/education and similar benefits, and short-term and long-term incentive pay. In addition, the Executive Management received in 2019 a one-time cash-based bonus related to the demerger and listing of the Company.

Under the Short-term Incentive Plan, the target annual cash-based bonus payable can constitute an amount of up to 50% of the member of the Executive Management’s fixed pay at the end of the performance period of earning the cash incentive. The maximum bonus is 200% of the individual target.

Under the Long-term Incentive Programme, the Executive Management was awarded an annual grant of restricted share units with a three year vesting period and a further two year holding period amounting to 100% (CEO) and 65% (CFO) of fixed pay. In addition, a transition award in lieu of unvested A.P. Møller—Mærsk A/S’ shares and options of twice the annual grant level was awarded.

For additional information about share-based remuneration reference is made to note 4.3.

	CEO	CFO	Total
	USD million
2020 (audited)
Fixed pay	1.1	0.8	1.9
Short-term incentive	0.3	0.1	0.4
Long-term share based incentive(1)	1.0	(0.3)	0.7

Total remuneration	2.4	0.6	3.0

2019 (audited)(3)
Fixed pay	1.1	0.7	1.8
Short-term incentive(2)	1.7	1.1	2.8
Long-term share based incentive	0.7	0.3	1.0

Total remuneration	3.5	2.1	5.6

(1)

In July 2020, Maersk Drilling announced the resignation of former CFO, Jesper Ridder Olsen. As a consequence thereof, the former CFO forfeited all unvested RSUs under the LTI programme (which includes the grants in 2019 and 2020), and as a result the cost for the LTI that was expensed in 2019 is reversed.

(2)

The cash bonus in 2019 was composed of USD 0.9 million (CEO) and USD 0.7 million (CFO) for the completion of the demerger of A.P. Møller—Mærsk A/S and separate listing of Maersk Drilling and USD 0.8 million (CEO) and USD 0.4 million (CFO) for the short-term incentive plan for Executive Management.

(3)	The remuneration for executive management for 2018 has not been disclosed as roles did not exist in its current form, as the Company was established as a demerger April 2, 2019.

Remuneration of Key Management Personnel

For all of 2020, the Maersk Drilling Group’s key management personnel included the Board of Directors, the Executive Management (CEO and CFO) and two Other Key Employees who together with the Executive Management have the authority and responsibility for planning, directing and controlling the Maersk Drilling Group’s day-to-day activities. During 2019, Other Key Employees comprised up to six individuals simultaneously. The compensation of Other Key Employees is generally structured in a similar way as for the Executive Management. The Maersk Drilling Group’s key management personnel comprised at the end of 2018, the Board of Directors, the Executive Management (CEO) and seven Key Employees who together with the Executive Management have the authority and responsibility for planning, directing and controlling the Maersk Drilling Group’s activities.

	Board of Directors	Executive Management	Other Key Employees	Total
	USD million
2020 (audited)
Fixed pay	1.0	1.9	1.1	4.0
Short-term cash incentive	—	0.4	0.3	0.7
Long-term share based incentive	—	0.7	0.5	1.2

Total remuneration	1.0	3.0	1.9	5.9

2019 (audited)
Fixed pay	0.8	1.8	2.2	4.8
Short-term cash incentive(1)	—	2.8	2.7	5.5
Termination benefits	—	—	1.1	1.1
Long-term share based incentive	—	1.0	0.8	1.8

Total remuneration	0.8	5.6	6.8	13.2

2018 (unaudited)
Fixed pay	—	1.2	2.4	3.6
Short-term cash incentive	—	0.8	1.1	1.9
Termination benefits	—	—	1.0	1.0
Long-term share based incentive	—	0.2	0.3	0.5

Total remuneration	—	2.2	4.8	7.0

(1)

The cash bonus to Other Key Employees in 2019 was composed of USD 1.6 million for the completion of the demerger of A.P. Møller—Mærsk A/S and separate listing of Maersk Drilling and USD 1.1 million for the short-term incentive plan for Senior Leaders.

The termination notice period applicable to the Executive Management is twelve months for the Company and six months for the members of the Executive Management. In addition to the Company’s termination notice, Executive Management are entitled to a severance payment of up to six months’ fixed pay. The members of the Executive Management are subject to non-competition and non-solicitation clauses.

The termination notice period applicable to the Other Key Employees is twelve months for the Company and six months for the employee. In addition to the Company’s termination notice, the Key Employees are entitled to statutory severance pay in accordance with the Danish Salaried Employees Act.

1.4 Special items

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Compensation from shipyard due to late delivery of rig, warranties etc.	—	2	10

Special items, income	—	2	10

Separation and demerger/listing costs	—	13	6
Transformation and restructuring costs	24	5	20
COVID-19 costs not recharged to customers	18	—	—

Special items, costs	42	18	26

Special items, net	(42)	(16)	(16)

Special items comprise income and expenses that are not considered to be part of Maersk Drilling’s ordinary operations such as warranty compensation from shipyards, major restructuring projects and separation and listing costs.

Special items incurred in 2020 comprised redundancy costs from the reduction of the offshore and the onshore organisations of USD 24 million and COVID-19 related costs not recharged to customers of USD 18 million. COVID-19 related costs are defined as additional costs triggered by the COVID-19 pandemic in the form of costs incurred to comply with local travel and quarantine rules and customer requirements, additional costs incurred with procuring testing kits for crews operating rigs, additional crew change costs for quarantine hotels, charter flights, per diems as well as additional costs to reimburse subcontractors in instances where they need to comply with quarantine regulations.

The separation and listing costs incurred in 2019 primarily comprised listing fees, Maersk Drilling’s part of fees to banks, advisors, lawyers and auditors as well as one-off bonuses to Executive Management, other key management personnel and other employees.

Special items incurred in 2018 comprised separation and demerger costs of USD 6 million, restructuring costs of USD 20 million as well as compensation from shipyard for warranty claims of USD 10 million.

Of total Special items costs, USD 34 million related to staff costs (2019: USD 8 million; 2018: USD 8 million) and USD 8 million to other external costs (2019: USD 10 million; 2018: USD 18 million). If these costs had not been classified as Special items, USD 40 million would have been classified as Operating costs (2019: USD 3 million; 2018: nil) and USD 2 million as Sales, general and administrative costs (2019: USD 15 million; 2018: USD 26 million).

In the classification of Special items, judgment is applied in ensuring that only exceptional items not associated with the ordinary operations of Maersk Drilling are included.

1.5 Financial income and expenses

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Interest expenses on liabilities	(56)	(84)	(46)
Of which borrowing costs capitalised on assets¹	—	—	—
Interest income on loans and receivables	2	6	48

Realised loss on interest rate derivatives – transferred from equity	(14)	(3)	—

Net interest expenses/income	(68)	(81)	2

Exchange rate gains on bank balances, borrowings and working capital	12	20	9
Exchange rate losses on bank balances, borrowings and working capital	(16)	(7)	(25)

Net foreign exchange gains/losses	(4)	13	(16)

Fair value gains from derivatives	1	—	2
Fair value losses from derivatives	(1)	—	—

Net fair value gains/losses	—	—	2

Financial expenses, net	(72)	(68)	(12)

Of which:
Financial income	15	26	59
Financial expenses	(87)	(94)	(71)

(1)	No borrowing costs have been capitalised in 2018, 2019 or 2020.

Financial income and expenses comprise interest income and expenses including the interest element of lease payments related to leases capitalised (for 2020 and 2019 after adoption of IFRS16), foreign exchange gains/losses, realised and unrealised gains/losses on financial instruments, bank fees and amortisation of transaction costs related to borrowings. Financial income and expenses are recognised in the income statement on an accrual basis.

For an analysis of gains and losses from derivatives reference is made to note 3.5.

1.6 Tax

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Tax recognised in the income statement
Current tax on profit/loss for the year	(27)	(22)	(30)
Adjustment for current tax of prior periods	21	(22)	(7)

Total current tax	(6)	(44)	(37)

Temporary differences	60	2	(18)
Adjustment for deferred tax of prior periods	(13)	13	(1)
Reassessment of recoverability of deferred tax assets, net	—	—	8
Total deferred tax	47	15	(11)

Total tax	41	(29)	(48)

Tax reconciliation
Profit/loss before tax	(1,694)	(84)	989
Tax using the Danish corporation tax rate (22%)	373	18	(218)
Impairment losses/reversals with no tax impact	(302)	(7)	148
Tax rate deviations in foreign jurisdictions net of withholding tax	(31)	(10)	19
Interest limitation tax rules in Denmark	(6)	(17)	—
Non-deductible expenses	—	(3)	(3)
Adjustment to previous years’ taxes	8	(9)	(9)
Unrecognised tax assets and change in tax assets not previously recognised	(1)	(1)	15

Total tax	41	(29)	(48)

Maersk Drilling’s total tax comprises current and deferred income tax as well as adjustments to previous years for the individual entities covered by the consolidated financial statements. Income tax is tax on taxable profits and consists of corporate income tax and withholding tax paid in lieu of corporate income tax (revenue tax), etc. Tax is recognised in the income statement to the extent it arises from items recognised in the income statement.

Current tax liabilities and receivables are recognised in the balance sheet at the amounts calculated on the taxable income for the year adjusted for tax on taxable incomes for prior years and for taxes paid on account. Of the USD 65 million of current tax liabilities it is estimated that USD 31 million may only be settled after 12 months from the balance sheet date.

In 2019, USD 33 million of the USD 69 million of current tax liabilities were estimated to be settled after 12 months. In 2018, USD 23 million of the USD 40 million of current tax liabilities were estimated to be settled after 12 months.

In line with the published Tax Policy, Maersk Drilling support the development, growth and prosperity of the countries in which we operate by paying taxes in accordance with local legislation. The Tax Policy is reviewed and approved by the Board of Directors once a year.

Taxable profits are generally split between the countries of operation and the flag states of the drilling rigs, which are Denmark, United Kingdom or Singapore. Under current market conditions with limited profitability, the majority of taxes paid are paid in the countries of operation which for 2020 were primarily Norway, United Kingdom, Ghana, Angola and Azerbaijan.

In Denmark, Maersk Drilling is subject to a mandatory joint taxation scheme with all other Danish entities under the common control of A.P. Møller Holding A/S. To the extent Maersk Drilling incurs tax losses in

Denmark or have tax losses carried forward from previous years, such losses may be utilised by other jointly taxed entities. In such events, Maersk Drilling is compensated through a joint taxation contribution.

2.1 Intangible assets

	Customer contracts	IT software	Total
	USD million
2018 (unaudited)
Cost
1 January 2018	67	68	135
Addition	—	—	—

31 December 2018	67	68	135

Amortisation
1 January 2018	17	33	50
Amortisation	14	15	29

31 December 2018	31	48	79

Carrying amount at 31 December 2018	36	20	56

2019 (audited)
Cost
1 January 2019	67	68	135
Addition	—	—	—

31 December 2019	67	68	135

Amortisation
1 January 2019	31	48	79
Amortisation	13	12	25

31 December 2019	44	60	104

Carrying amount at 31 December 2019	23	8	31

2020 (audited)
Cost
1 January 2020	67	68	135
Addition	—	4	4

31 December 2020	67	72	139

Amortisation
1 January 2020	44	60	104
Amortisation	13	7	20

31 December 2020	57	67	124

Carrying amount at 31 December 2020	10	5	15

Intangible assets are measured at cost less accumulated amortisation. Amortisation is calculated on a straight-line basis over the estimated useful lives of the assets. Customer contracts are amortised over the contract term. Estimated useful lives and residual values are reassessed on a regular basis.

Useful life (years)	Residual value
Customer contracts	Contract term	0%
IT Software	3-5 years	0%

2.2 Property, plant and equipment

	Jack-up rigs	Floaters	Equipment and other	Construction work in progress	Total
	USD million
2018 (unaudited)
Cost
1 January 2018	5,515	5,103	130	97	10,845
Addition	—	—	72	110	182
Disposal	(11)	(153)	(40)	—	(204)
Transfer	41	73	—	(114)	—
Transfer to assets held for sale	(168)	—	—	—	(168)

31 December 2018	5,377	5,023	162	93	10,655

Depreciation and impairment losses
1 January 2018	2,983	3,547	41	—	6,571
Amortisation and depreciation	179	191	4	—	374
Impairment losses, net of reversals	(365)	(445)	—	—	(810)
Disposal	(4)	(142)	(15)	—	(161)
Transfer	(2)	(23)	25	—	—

Transfer to assets held for sale	(168)	—	—	—	(168)

31 December 2018	2,623	3,128	55	—	5,806

Carrying amount 31 December 2018	2,754	1,895	107	93	4,849

2019 (audited)
Cost
1 January 2019	5,377	5,023	162	93	10,655
Addition	—	—	—	309	309
Disposal	(185)	(315)	—	—	(500)
Transfer	47	119	—	(166)	—
Transfer to assets held for sale	(233)	—	—	—	(233)

31 December 2019	5,006	4,827	162	236	10,231

Depreciation and impairment losses
1 January 2019	2,623	3,128	55	—	5,806
Amortisation and depreciation	199	155	1	—	355
Impairment losses	34	—	—	—	34
Disposal	(185)	(315)	—	—	(500)
Transfer to assets held for sale	(195)	—	—	—	(195)

31 December 2019	2,476	2,968	56	—	5,500

Carrying amount 31 December 2019	2,530	1,859	106	236	4,731

	Jack-up rigs	Floaters	Equipment and other	Construction work in progress	Total
	USD million
2020 (audited)
Cost
1 January 2020	5,006	4,827	162	236	10,231
Addition	—	—	—	158	158
Disposal	(53)	(10)	(6)	—	(69)
Transfer	80	131	27	(234)	4

31 December 2020	5,033	4,948	183	160	10,324

Depreciation and impairment losses
1 January 2020	2,476	2,968	56	—	5,500
Amortisation and depreciation	167	91	1	—	259
Impairment losses, net of reversals	734	846	—	—	1,580
Disposal	(53)	(10)	(3)	—	(66)
Transfer	—	—	(2)	—	(2)

31 December 2020	3,324	3,895	52	—	7,271

Carrying amount 31 December 2020	1,709	1,053	131	160	3,053

Property, plant and equipment are valued at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the useful lives to an estimated residual value. The cost of an asset is divided into separate components, which are depreciated separately if the useful lives of the individual components differ:

	Useful life (years)	Residual value
Rigs, Hull	25 years	20-30%
Rigs, Drilling Equipment/owner furnished equipment long	20 years	10%
Rigs, Drilling Equipment/owner furnished equipment short	10 years	0%
Rigs, Initial offshore inventory	10 years	0%
Rigs, Other	5 years	0%
Rigs, five-year special periodic survey	5 years	0%

Estimated useful lives and residual values are reassessed on a regular basis.

The five-year special periodic survey costs are recognised in the carrying amount of rigs when incurred and depreciated over the period until the next five year special periodic survey. Costs of on-going routine maintenance of the assets are expensed as incurred.

Grants received from governments or similar institutions are recognised when there is reasonable certainty that they will be received. Grants for capital expenditures are offset against the cost of the assets to which the grants relate. During 2020, grants of USD 13 million have been offset against non-current assets (2019 and 2018: nil).

Useful lives are estimated based on past experience. Management decides from time to time to revise the estimates for individual assets or groups of assets with similar characteristics due to factors such as standard of maintenance and repair, technical development and environmental requirements.

Residual values are difficult to estimate given the long lives of rigs, the uncertainty as to future economic conditions and the future price of steel, which are considered as the main determinant of the residual price. The long-term view is prioritised in order to disregard, to the extent possible, temporary market fluctuations which may be significant.

Pledges

Property plant and equipment with carrying amount of USD 2,997 million (2019: USD 4,655 million; 2018: USD 4,686 million) has been pledged as security for borrowings with a carrying amount of USD 1,254 million (2019: USD 1,378 million; 2018: USD 1,470 million).

Asset held for sale

Assets held for sale comprise assets for which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets are classified as held for sale when activities to carry out a sale have been initiated, when the assets are available for immediate sale in their present condition and when the assets are expected to be disposed of within 12 months. Liabilities directly associated with assets held for sale, if any, are presented separately from other liabilities.

Assets held for sale are measured at the lower of their carrying amount immediately before classification as held for sale and the fair value less costs to sell. Non-current assets are not depreciated while classified as held for sale.

No assets are classified as held for sale as of 31 December 2020 and as of 31 December 2018.

At the end of 2019, the jack-up rig Maersk Completer was classified as held for sale with a carrying amount of USD 38 million. The sale of the rig was finalised on 7 January 2020.

2.3 Leases

Right-of-use assets

	Land and buildings	Equipment and other	Total
	(audited)
	USD million
Recognition of right-of-use asset on initial application of IFRS 16 as of 1 January 2019	35	1	36
Additions	2	—	2
Depreciation	6	1	7

31 December 2019	31	—	31

Additions	6	—	6
Disposals	2	—	2
Depreciation	7	—	7

31 December 2020	28	—	28

As from 1 January 2019 the Maersk Drilling Group has implemented IFRS 16 (applying the modified retrospective approach) and lease contracts, under which the Maersk Drilling Group is the lessee, are capitalised using an incremental borrowing rate and recognised in the balance sheet as right-of-use assets and corresponding lease liabilities. The right-of-use assets are generally depreciated over the lease term on a straight-line basis. Lease payments made are split into an interest element presented under financial expenses and amortisation of the lease liability. Both elements are included under cash flow from financing activities in the cash flow statement.

Lease contracts with a term shorter than 12 months or for which the underlying asset are of low value are not capitalised. Service components included in lease costs are not recognised as part of the lease liability. Such costs are recognised in the income statement as incurred.

The weighted average incremental borrowing rate applied was 4.0% (2019: 4.4%).

Transitional information regarding implementation of IFRS 16 is included in note 4.6.

Lease liabilities

	2020	2019
	(audited)	(audited)
	USD million
1 January	31	36

Additions	6	2
Disposals	(1)	—
Interest expense	1	1
Lease payments	(8)	(7)
Foreign exchange movements	2	(1)

31 December	31	31

Lease liabilities are recognised in the balance sheet as follows:
Non-current liabilities, presented in ‘Borrowings, non-current’	25	25
Current liabilities, presented in ‘Borrowings, current’	6	6

Total lease liabilities	31	31

Recognised in the profit and loss statement as follows:
Interest expense related to lease liabilities	(1)	(1)
Expense relating to short term leases, not capitalised	(9)	(2)
Expense relating to leases of low-value assets, not capitalised	(1)	(1)
Sublease income presented in ‘Other revenue’	1	1
Recognised in the cash flow statement as follows:
Interest elements of lease payments, presented in ‘Interest paid’	(1)	(1)
Principal elements of lease payments, presented in ‘Repayment of borrowings’	(7)	(6)

Total cash outflow in respect of leases in the year	(8)	(7)

There are no significant lease commitments for leases not commenced at year-end.

2.4 Impairment test

Impairment test 2020

The oil and gas markets have during 2020 been hit by simultaneous demand and supply shocks. Measures to contain the spread of COVID-19 have led to an unprecedented decline in demand for oil and gas, and initial intervention by OPEC+ member states struggled to balance the market. As a result, Brent oil prices dropped from pre-COVID levels of USD 50–70 to USD 20–40 per barrel. Since then, Brent oil prices have stabilised at levels around USD 40–50 per barrel, and in the end of 2020, the one-year forward coverage in the December 2020 Brent prices climbed above USD 50 per barrel, the highest level since March 2020.

The decline in oil prices has driven reductions in spending budgets by upstream oil and gas companies and consequently many exploration and developments projects were postponed, offshore rig tenders were cancelled, and existing drilling contracts were suspended or terminated – resulting in reduced demand for offshore drilling rigs. The decline in utilisation and forward coverage exerted pressure on day rates across most segments, though the market for high-specification harsh environment rigs proved more resilient with a healthier demand and supply balance and only limited impact on day rates.

The future capital expenditures targeted for offshore, and thereby the future actual demand for offshore drilling rigs, are subject to several factors, particularly the development in the global oil and gas markets. The demand for oil and gas is depending on the public health, the impact of vaccines, and the policy responses to COVID-19, and the supply side of the oil markets will depend on the associated policy responses of OPEC+ and the influence of US shale.

Outcome of impairment test

Following the revised market outlook with lower expectations as to utilisation and day rates for the coming years, Maersk Drilling initially recognised a net impairment loss of USD 1,476 million in its Interim Financial Report as of and for the six months ended June 30, 2020. The impairment calculations were updated due to changes in fiscal regimes in certain markets and to reflect the most current expected commercial outlook and updated budget for 2021 resulting in further impairment losses of USD 104 million of which USD 27 million was recognised as of 30 September 2020. The impairment loss relates to both jack-ups and floaters. Potential impairment reversals of USD 82 million have not been recognised as mostly arising from the passage of time.

Impairment by segment / class of assets

	2020
	Impairment losses	Recoverable amount
	(audited)
	USD million
North Sea	714	1,914
International	846	1,219
Benign jack-ups	20	69

Total	1,580

Basis for impairment test

Maersk Drilling considers rigs with similar functionality and operating environment as cash generating units due to largely interdependent cash flows. In 2020 there were five cash generating units (CGUs) operating in the North Sea jack-up segment (2019: four CGUs). One unit is now forming a CGU on its own which has triggered an impairment reversal for the unit of USD 16 million. One additional unit, which forms a CGU on its own, has not been impaired and is excluded from the overview. There were three CGUs operating in the International floaters segment (2019: one CGU).

The CGUs are defined as the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The table above shows the impairment losses recognized within the North Sea and International segments, as well as Unallocated.

Impairment testing is performed at the CGU level, but the information disclosed above is provided on a segment basis, as the methodology and assumptions are similar across the CGUs.

The recoverable amount of each cash generating unit is determined based on the higher of its value-in-use or fair value less cost to sell. The recoverable amounts are currently based on estimated value in use, as it is considered that currently there is no basis for making a reliable estimate of the fair market value in an orderly transaction between market participants. Given the continued illiquidity of the secondary market for offshore rigs with no supportable price indications Maersk Drilling applies value-in-use calculations in the impairment test, and no calculation of fair value less cost to sell has been applied.

The value-in-use is calculated based on cash flow projections in financial budgets and business plans for the coming 5 years as approved by management. For the period after the 5-year forecast period an expected inflation rate of 2.5% p.a. is applied. In nature, these cash flow projections are subject to judgement and estimates that are uncertain, though based on experience and external sources where available. In a separate section below is set out sensitivity analysis for certain key assumptions applied in the expected future cash flows.

The discount rate applied in the value-in-use calculation is 10.0% (2019: 10%) p.a. after tax. The discount rate applied reflects the time value of money as well as the sector specific risks related to the underlying cash flows. Any uncertainties reflecting past performance and possible variations in the amount or timing of the projected cash flows are generally reflected in the discount rates, except that specific assumptions relating to the future utilisation of the assets are applied.

Sensitivity analysis

The value in use calculations for the individual cash generating units are particularly sensitive to the day rates expected to apply when contracts expire and to the risks of idle periods in the forecasts. In addition, the discount rate, growth rate and EBITDA margin after the budget period are critical variables.

The sensitivity analysis shows that the impairment losses in 2020 would have been:

•	USD (1,181) million and USD (1,932) million with a -/+ 1 percentage point change in the discount rate, keeping all other assumptions unchanged.

•	USD (1,379) million and USD (1,765) million with a +/- 1 percentage point change in the growth rate after the 5-year forecast period, keeping all other assumptions unchanged.

•	USD (768) million and USD (2,256) million with a +/- 5 percentage point change in EBITDA margin after the 5-year forecast period, keeping all other assumptions unchanged.

•	USD (1,133) million and USD (2,027) million with a +/- 5 percentage point change in utilisation after the 5-year forecast, keeping all other assumptions unchanged.

Impairment test 2019

No indicators of a need for additional impairments or reversal of impairments were identified as of 31 December 2019, as the development in the offshore drilling market with increased activity and improved long-term projections was considered to be in line with the expectations underlying the impairment test conducted in 2018.

An impairment loss of USD 34 million was recognised upon the reclassification of Maersk Completer to assets held for sale. This loss was not considered to be an indicator of impairments for other rigs as the sales price was significantly impacted by the cost of bringing the rig out of cold-stacking mode and back into operations. Subsequent to the disposal of Maersk Completer, Maersk Drilling had no cold-stacked rigs.

Impairment test 2018

Following the improved market outlook for offshore drilling with increased activity and improved long-term projections part of the prior year impairment losses were reversed in 2018. The impairment reversals of USD 810 million related to both the jack-up and floater segment.

Impairment tests of property, plant and equipment have been carried out for cash generating units with indications of impairment losses or reversals. Maersk Drilling considers rigs with similar functionality and operating environment as cash generating units due to largely interdependent cash flows. The cash generating units in the table below have been further subcategorised in connection with the impairment test, however the methodology and assumptions are similar across the subgroups. The recoverable amount of each cash generating unit was determined based on the higher of its value-in-use or fair value less cost to sell. The recoverable amounts are currently based on estimated value in use, as it is considered that currently there is no basis for making a reliable estimate of the fair market value in an orderly transaction between market participants. The value-in-use was calculated using certain key assumptions for the expected future cash flows and applied discount factor. The applied discount rate p.a. after tax in 2018 was 10.0%. The cash flow projections were based on financial budgets and business plans approved by management. In nature, these projections are subject to judgement and estimates that are uncertain, though based on experience and external sources where available. The discount rates applied reflect the time value of money as well as the specific risks related to the underlying cash flows, i.e. project and/or country specific risk premium. Further, any uncertainties reflecting past performance and possible variations in the amount or timing of the projected cash flows were generally reflected in the discount rates.

Impairment by segment / class of assets

	2018
	Impairment reversals	Recoverable amount(3)
	(audited)
	USD million
Jack-up rigs(1)	365	2,880
Floaters(2)	445	1,929

Total	810

(1)	Covering four cash generating units, primarily operating in the North Sea.
(2)	Covering one cash generating unit, primarily operating globally.
(3)

The recoverable amount is based on estimated value-in-use, as it is considered that there is no basis for making a reliable estimate of the fair market value in an orderly transaction between market participants.

Sensitivity analysis

The value in use calculations for the individual cash generating units are sensitive to the day rates expected to apply when contracts expire and to the risks of idle periods in the forecasts. In addition, the discount rate, growth rate and EBITDA margin after the budget period are critical variables.

The sensitivity analysis shows that the impairment reversals in 2018, for the cash generating units where impairment reversals were recognised, would have been respectively:

•	USD 1,194 million and USD 468 million with a -/+ 1 percentage point change in the discount rate, keeping all other assumptions unchanged.

•	USD 951 million and USD 678 million with a +/- 1 percentage point change in growth rate after the budget period, keeping all other assumptions unchanged.

•	USD 1,424 million and USD 274 million with a +/- 5 percentage point change in EBITDA margin, keeping all other assumptions unchanged.

2.5 Deferred tax

Recognised deferred tax assets and liabilities are attributable to the following:

	2020			2019			2018
	(audited)			(audited)			(unaudited)
	Assets	Liabilities	Net Liabilities	Assets	Liabilities	Net Liabilities	Assets	Liabilities	Net Liabilities
	USD million
Property, plant and equipment	30	29	(1)	10	56	46	13	60	47
Tax loss carry forwards	—	—	—	1	—	(1)	—	—	—
Other	4	2	(2)	4	3	(1)	2	13	11

Total	34	31	(3)	15	59	44	15	73	58
Offsets	(19)	(19)	—	(12)	(12)	—	(13)	(13)	—

Total	15	12	(3)	3	47	44	2	60	58

Change in deferred tax, net during the year

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
1 January	44	58	48
Property, plant and equipment	(47)	(1)	14
Tax loss carry forwards	1	(1)	—
Other	(1)	(12)	(3)

Recognised in the income statement	(47)	(14)	11

Recognised in other comprehensive income	—	—	(1)

31 December	(3)	44	58

Unrecognised deferred tax assets

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Tax loss carry forwards	45	25	9

Total	45	25	9

The unrecognized deferred tax assets have no significant time limitations.

Deferred tax is calculated on temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax is not recognised for differences on the initial recognition of assets or liabilities where at the time of the transaction neither accounting nor taxable profit/loss is affected, unless the differences arise in a business combination. In addition, no deferred tax is recognised for undistributed earnings in subsidiaries, when Maersk Drilling controls the timing of dividends, and no taxable dividends are currently expected. A deferred tax asset is recognised to the extent that it is probable that it can be utilised within a foreseeable future.

Maersk Drilling is engaged in a limited number of disputes with tax authorities of various scope. In evaluating the accounting impact of uncertain tax positions, Maersk Drilling applies a two stage test in accordance with IAS 12 and IFRIC 23. If it is probable (i.e. a probability of more than 50%) that a tax authority will accept a particular uncertain tax position, then the tax position reported in these consolidated financial statements is consistent with what is or will be used in the tax returns of the entity and no further liability is recognised. However, if it is not probable that a tax authority will accept a particular uncertain tax position then the income tax accounting is adjusted generally by recognising an additional liability. The adjustment could also be a decrease in tax receivables or an adjustment to deferred tax balances, depending on the tax position. The uncertain tax position is measured using either the most likely amount or the expected value, depending on which is thought to give a better prediction of the resolution of each uncertain tax position.

The classification as deferred or current tax is often encumbered with uncertainty due to the nature of these disputes and effects within joint taxation including calculated interest, and final assessments could impact the classifications and estimates of the disputes.

Estimation has been applied in the measurement of deferred tax assets with respect to Maersk Drilling’s ability to utilise the assets. Management considers the likelihood of utilisation based on the latest business plans and recent financial performances of the individual entities.

2.6 Other receivables

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Derivatives	4	—	—
Tax receivables	—	—	5
Deposits	1	1	1
VAT and similar receivables	31	19	10
Costs to be reimbursed	37	24	15
Other	3	3	6

Total	76	47	37

2.7 Prepayments and other assets

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Mobilisation and start-up costs (costs to fulfil contracts)	54	22	36
Other	22	19	22

Total	76	41	58

Prepayments comprise consumables and prepaid cost including mobilisation and start-up costs that are considered costs to fulfil contracts under IFRS 15 (contract assets). For contract assets, any need for loss provisions are estimated using the simplified approach under IFRS 9.

2.8 Provisions

	Restructuring	Legal, disputes, etc.	Total
	USD million
2018 (unaudited)
1 January 2018	1	9	10

Provision made	20	1	21
Amount used	(1)	—	(1)
Amount reversed	—	(2)	(2)

31 December 2018	20	8	28

Of which:
Classified as non-current	—	2	2
Classified as current	20	6	26

2019 (audited)
1 January 2019	20	8	28

Provision made	5	—	5
Amount used	(13)	(3)	(16)
Amount reversed	—	(2)	(2)

31 December 2019	12	3	15

Of which:
Classified as non-current	—	2	2
Classified as current	12	1	13

2020 (audited)
1 January 2020	12	3	15

Provision made	24	16	40
Amount used	(34)	—	(34)
Amount reversed	(1)	—	(1)

31 December 2020	1	19	20

Of which:
Classified as non-current	—	5	5
Classified as current	1	14	15

No provisions are expected to be realised after more than five years.

Provisions are recognised when Maersk Drilling has a present legal or constructive obligation from past events. The item includes, among other, provisions for legal disputes, disputes over indirect taxes or duties and provisions for decided and publicly announced restructuring. Provisions are recognised based on best estimates and are discounted where the time element is significant and where the time of settlement is reasonably determinable. The provisions are based on either an “expected value” or “most likely outcome” approach. The approach is assessed for each individual provision.

Reversals of provisions primarily relate to settlement of contractual disagreements, which are recognised in the income statement under operating costs.

Management’s estimate of the provisions in connection with legal disputes, including disputes on indirect taxes and duties, is based on the knowledge available on the actual substance of the cases and a legal assessment of these. The resolution of legal disputes, through either negotiations or litigation, can take several years to complete and the outcome is subject to considerable uncertainty.

2.9 Other payables

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Derivatives	—	1	1
Interest payable	1	1	4
VAT, duties and similar payables	12	22	27
Payables to staff and management	38	30	29
Other	7	9	10

Total	58	63	71

The Danish Holiday Act has been changed into a scheme under which vacation is accrued and used concurrently. Previously, vacation was accrued by employees in Denmark over a full calendar year and only subsequently used. As part of this transition, vacation accrued from 1 September 2019 to 31 August 2020 is accrued but only paid out when the respective employees leave the company or ultimately retire. At 31 December 2020, payables to staff and management amount to USD 38 millon (2019: USD 30 million; 2018: USD 29 million) of which USD 10 million (2019: USD 3 million; 2018: nil) relate to the transition period which may only be settled after 12 months from the balance sheet date.

2.10 Contract balances

	Notes	2020	2019	2018
		(audited)	(audited)	(unaudited)
		USD million
Contract assets
Mobilisation and start-up costs (costs to fulfil a contract)	2.7	54	22	36
Costs to be reimbursed	2.6	37	24	—

Total		91	46	36

Contract liabilities
Deferred income		62	32	39

Total		62	32	39

Deferred income comprises of payments received from the customers, where recognition of revenue has been deferred as described in the accounting policy for revenue. Revenue recognised in 2020 that was included in the contract liability at the beginning of each year relates to mobilisation fees from customers that are deferred and recognised over the contract term. The amount recognised in 2020 was USD 14 million (2019: USD 18 million; 2018: USD 16 million).

Costs to fulfil contracts relate to mobilisation costs paid that are capitalised and amortised over the contract term. The amortisation in 2020 amounted to USD 29 million (2019: USD 17 million; 2018: USD 35 million).

Amounts allocated to performance obligations that are to be completed under existing contracts (the service element in contracts) are set out in note 1.2.

2.11 Cash flow specifications

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Trade receivables	210	264	339
Other receivables excluding derivatives and capex receivables	62	47	32
Prepayments	76	41	58
Trade payables excluding capex payables	(142)	(152)	(172)
Other payables excluding interest accruals and derivatives	(57)	(61)	(66)
Deferred income	(62)	(32)	(39)

Net working capital	87	107	152

Change in working capital in balance sheet	20	45	21
Non-cash movements including exchange rate adjustment	7	12	(10)

Change in working capital in cash flow statement	27	57	11

Purchase of intangible assets and property, plant and equipment

	Notes	2020	2019	2018
		(audited)	(audited)	(unaudited)
		USD million
Additions to Intangible assets	2.1	(4)	—	—
Additions to Property, plant and equipment	2.2	(158)	(309)	(182)
Change in payables/receivables relating to capital expenditures		(24)	2	27

Total		(186)	(307)	(155)

3.1 Equity

Share capital

The share capital comprises 41,532,112 shares of DKK 10 each. The Company has only one share class, and all shares hold one vote. No shares hold special rights, preferences or restrictions. All shares are fully paid up.

	2020	2019(1)
	(audited)	(audited)
No of shares at 1 January	41,532,112	41,532,112

No of shares at 31 December	41,532,112	41,532,112

Treasury shares at 1 January	—	—
Acquired through share buy-backs	245,000	—
Delivered under long-term incentive programmes	(1,836)	—

Treasury shares at 31 December	243,164	—

Average number of shares in circulation	41,410,530	41,532,112

(1)

The number of shares issued upon incorporation of the Company on April 2, 2019. Based on the capital restructuring rules as described under “—0.0 Basis of Preparation”, the Company did not have a share capital in 2018.

Reserves

The reserve for hedges is the only reserve presented in the consolidated statement of changes in equity. The reserve for hedges represents the accumulated fair value of hedging instruments qualifying for cash flow hedge accounting, net of tax. The reserve is transferred to the income statement when the hedged transaction is settled.

The Maersk Drilling Group does not have a translation reserve as all material subsidiaries have the United States Dollar (USD) as their functional currency.

Other comprehensive income

Other comprehensive income consists of income and costs not recognised in the income statement, cash flow hedges as well as actuarial gains/losses on defined benefit plans, etc. Other comprehensive income includes current and deferred income tax to the extent that the items recognised in other comprehensive income are taxable or deductible.

3.2 Capital structure and capital allocation

The overall objective of the financial policy is to enable Maersk Drilling to manage through the cyclicality that characterises the offshore drilling industry with an aim to create long-term shareholder value.

The financial policy as approved in January 2019 ensures:

•	Financial flexibility including adequate liquidity reserves;

•	A long-term funding view to minimise refinancing risk; and

•	A robust capital structure through the business cycle.

In order to meet these objectives, free cash flow is to be allocated based on the following prioritisation:

1.	Maintain a robust capital structure with sufficient funding available to support the business through the cycle;
2.	Pursue investment opportunities supporting long-term shareholder value creation; and
3.	Return surplus capital to shareholders.

Maersk Drilling will generally work towards a leverage ratio (net debt divided by EBITDA before special items) of around 2.5x.

This means that if the leverage ratio is below 2.5x over time and no attractive investment opportunities have been identified, Maersk Drilling will seek to return capital to shareholders by means of dividends and/or share buy-backs.

If value adding investment opportunities that require additional funding arise, or if EBITDA is reduced in a business downcycle, the leverage may exceed the target level of around 2.5x for a period of time.

3.3 Borrowings

Borrowings

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Term loans	1,254	1,378	1,470
Lease liabilities	31	31	—

Total borrowings	1,285	1,409	1,470

Of which:
Classified as non-current	1,149	1,273	1,375
Classified as current	136	136	95

Financial liabilities are initially recognised at fair value less transaction costs. Subsequently, the financial liabilities are measured at amortised cost using the effective interest method, whereby transaction costs and any premium or discount are recognised as financial expenses over the term of the liabilities.

Change in financial liabilities and assets from financing activities

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
1 January	1,409	1,468	(1,758)

Impact from adoption of IFRS16	—	36	—
Proceeds from borrowings	—	—	1,470
Repayment of borrowings	(137)	(103)	(262)
Non-cash changes:
Foreign exchange adjustments	2	(1)	4
Dividend distribution	—	—	2,011
Discounting/amortisation	6	6	—
New lease obligations	6	2	—
Disposal of lease obligations	(1)	—	—
Other	—	1	3

31 December	1,285	1,409	1,468

In addition to the collateral rigs set out in note 2.2, certain bank accounts and shares in the subsidiaries being owners of the collateral rigs and certain intra-group charterers in respect of the collateral rigs are pledged as security for term loans and credit facilities with a carrying amount at 31 December 2020 of USD 1,254 million (31 December 2019: USD 1,378 million; 31 December 2018: USD 1,470 million). In certain circumstances, earnings in respect of drilling contracts for the collateral rigs will be assigned in favour of the lenders under the loan agreements.

3.4 Financial risks

Financial risk management

The Maersk Drilling Group’s operating and financing activities expose it to a variety of financial risks, comprising:

•	Liquidity risk

•	Interest rate risk

•	Currency risk

•	Credit risk

Management of these financial risks is carried out by a central treasury department under policies approved by the Board of Directors. The treasury department identifies, evaluates and hedges each financial risk if appropriate. The Maersk Drilling Group’s overall financial risk management programme focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Maersk Drilling Group’s financial performance. The Maersk Drilling Group uses derivative financial instruments to hedge certain risks.

Exposure from each of the financial risks, together with the Maersk Drilling Group’s policies and mitigation procedures are further described below.

Liquidity risk

Liquidity risk is the risk that Maersk Drilling will encounter difficulty in meeting its obligations when they occur or ceasing to have access to adequate funding to pursue its strategic ambitions. The overall objective is to maintain adequate liquidity reserves to meet the Maersk Drilling Group’s obligations and to withstand volatility in cash flow from operations.

The Maersk Drilling Group’s revenue backlog provides visibility into the Maersk Drilling Group’s future cash flow generation and is a key component in the Maersk Drilling Group’s mitigation of the liquidity risk inherent in the Maersk Drilling Group’s financial liabilities. At 31 December 2020, the Maersk Drilling Group had a revenue backlog of USD 1,327 million (31 December 2019: USD 2,131 million; 31 December 2018: USD 2,466 million) which provides clarity of the Maersk Drilling Group’s ability to meet its obligations as they fall due.

The Maersk Drilling Group has a centralised and structured approach to liquidity, capital funding and cash management, focusing on repatriating and concentrating cash. Short-term funding of subsidiaries is handled by the central treasury department, primarily through a group wide cash pool structure.

The liquidity reserve, which consists of cash and bank balances plus the aggregate amount of undrawn or unutilised committed credit facilities that remain committed for a period of not less than 365 days, amounts to USD 626 million (2019: USD 710 million; 2018 USD 772 million).

The Maersk Drilling Group’s USD 400 million revolving credit facility remains undrawn. In December 2018, Maersk Drilling secured debt financing of USD 1.5 billion and a revolving facility of USD 400 million from a consortium of international banks. The Maersk Drilling Group’s loan facilities including its revolving credit facility contain customary representations, certain covenants and undertakings (including on minimum requirements of the aggregate fair market value and insurance of the pledged rigs, customary restrictions on the flag and classification society applicable to the pledged rigs and restrictions on creating liens on the pledged rigs) and customary events of default (in each case, subject to customary agreed exceptions, materiality tests, carve- outs and grace periods). In addition, the loan facilities contain minimum free liquidity, leverage ratio and equity ratio financial covenants, with which the Maersk Drilling Group must comply throughout the tenor of the facilities. The covenants have all been complied with in 2020, 2019 and 2018.

The maturities of the Maersk Drilling Group’s total loan facilities, comprising term loans drawn in full and the undrawn committed revolving facility, are illustrated in the chart below.

Maturity of loan facilities

Maturities of liabilities and commitments

	Cash Flows Including Interest
	Carrying amount	0-1 year	1-5 years	5- years	Total
	USD million
2020 (audited)
Term loans	1,254	168	1,220	—	1,388
Lease liabilities	31	8	23	4	35
Trade and other payables	225	225	—	—	225
Derivatives	33	—	33	—	33

Total recognised in balance sheet	1,543	401	1,276	4	1,681
Capital commitments		30	—	—	30

Total		431	1,276	4	1,711

2019 (audited)
Term loans	1,378	190	1,210	220	1,620
Lease liabilities	31	7	22	5	34
Trade and other payables	243	243	—	—	243
Derivatives	23	1	22	—	23

Total recognised in balance sheet	1,675	441	1,254	225	1,920
Capital commitments		95	—	—	95

Total		536	1,254	225	2,015

2018 (unaudited)
Term loans	1,470	173	1,396	257	1,826
Trade and other payables	267	267	—	—	267

Total recognised in balance sheet	1,737	440	1,396	257	2,093

Capital commitments		46	—	—	46

Total		486	1,396	257	2,139

Interest rate risk

Interest rate risk is the risk that future cash flows from financial instruments will fluctuate because of changes in market interest rates. The interest rate exposure arises from loans and other credit facilities carrying floating interest rates. The exposure towards interest rates is mitigated by entering into fixed rate loans or interest rate swaps.

Maersk Drilling’s policy is that a minimum of 50% of the gross debt is at fixed interest rates using a model under which a larger proportion of risk is hedged in the short to medium term and a smaller proportion is hedged in the longer term. As of 31 December 2020, the average fixed ratio of gross funding is 54% for the whole term with 62% and 49% for 2021 and 2022, respectively. As of 31 December 2019, the average fixed ratio of gross funding was 48% for the whole term with 63% and 50% for 2020 and 2021, respectively. As of 31 December 2018, the average fixed ratio of gross funding was 56% for the whole term with 64% and 63% for 2019 and 2020.

At 31 December 2020, the weighted average duration of term loans was 1.5 years (2019: 2.0 years; 2018: 2.2 years).

Borrowings by interest rate levels inclusive of interest rate swaps

	Next Interest Rate Fixing
	Carrying amount	0-1 year	1-5 years	5- years
	USD million
2020 (audited)
<3%	501	498	—	3
3–6%	784	1	775	8

Total	1,285	499	775	11

2019 (audited)
3–6%	1,409	507	875	27

Total	1,409	507	875	27

2018 (unaudited)
3–6%	1,470	533	937	—

Total	1,470	533	937	—

Interest rate sensitivity

An increase in interest rates by one percentage point is estimated to decrease profit for the year by USD 5 million and increase other comprehensive income (and thereby equity) by USD 14 million (2019: decrease profit for the year by USD 6 million and increase other comprehensive income (and thereby equity) by USD 20 million; 2018: decrease profit for the year by USD 6 million and increase other comprehensive income (and thereby equity) by USD 21 million). This analysis is based on borrowings and loans receivable at 31 December and assumes that all other variables remain constant. A one percentage point decrease would have a corresponding inverse effect.

Currency risk

Currency risk is the risk that future cash flows will fluctuate because of changes in foreign exchange rates. The currency exposure arises from Maersk Drilling operating in countries with different local currencies. Revenue is primarily denominated in USD, the functional currency of all material entities in the Maersk Drilling Group, while related operating expenses are incurred in both USD and local currencies. The Maersk Drilling Group’s net liability is also primarily denominated in USD and only a minimum of the Maersk Drilling Group’s other net liability is in other currencies such as DKK and AUD (2019: DKK, EUR and NOK; 2018: DKK, GBP and NOK).

The exposure to changes in foreign exchange rates is mitigated by entering into customer contracts where an element of the contract value is in local currency to create a natural hedge between the contracted revenue and local operating costs. Subsequently, foreign exchange forwards are used to hedge any excess exposure.

Exposure to currency risk is generally low and does not significantly affect the Maersk Drilling Group’s profit or the value of financial instruments. It is the Maersk Drilling Group’s policy to hedge significant net cash flows in currencies other than USD using a layered model with a 12-month horizon.

Cash kept in countries with limited access to repatriating surplus cash is subject to currency risks. As of 31 December, the Maersk Drilling Group had the equivalent of USD14 million of restricted cash (2019: USD14 million and 2018: nil).

Currency sensitivity

Depreciation of the most material currencies in which Maersk Drilling trades (DKK, NOK, EUR, GBP, EGP, AUD, SGP and AOA) against USD by five percent is estimated to increase profit for the year by USD 3 million and decrease other comprehensive income (and thereby equity) by USD 3 million (2019: decrease profit for the year by nil and decrease other comprehensive income (and thereby equity) by USD 4 million; 2018: decrease profit for the year by USD 2 million and increase other comprehensive (and thereby equity) income by USD 5 million). This analysis is based on financial instruments at 31 December and assumes that all other variables remain constant. A five percentage point appreciation would have a corresponding inverse effect.

Credit risk

The Maersk Drilling Group has exposure to commercial and financial counterparties.

For drilling contracts, credit risk is minimised by undertaking a credit assessment of the counterparty prior to entering into the contracts. Depending on the creditworthiness, the Maersk Drilling Group may seek protection, in form of parent company guarantees, pre-payments or other type of security.

In 2020, revenue from four major international oil companies, which individually account for more than 10% of revenue, represented 69% (2019: 71% and 2018: 81%) of the Maersk Drilling Group’s revenue. The credit risks associated with these significant customers are considered limited.

For financial counterparties, the credit risk is minimized by applying credit limits and transacting with financial institutions with a strong credit rating defined as a minimum credit rating of ‘A3’, ‘A-‘ and/or ‘A-‘ for Moody’s, S&P or Fitch, respectively. For derivatives, counterparties with an investment grade rating may be used. A limited number of geographies are not serviced by our relationship banks and have no operations by financial counterparties with a satisfactory credit rating.

Financial assets at amortised cost comprise loans receivable and other receivables. These are all considered to have low credit risk and thus the impairment provision calculated on the basis of 12 month expected losses is considered immaterial. The financial assets are considered to be low risk when they have low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Receivables are initially recognised at fair value, plus any direct transaction costs and subsequently measured at amortised cost using the effective interest method. The Maersk Drilling Group applies the simplified approach to providing the expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. Customer contracts do not include unusual payment terms or material financing components. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. In accordance with IFRS 9, receivables not due have also been assessed for expected credit losses.

For loans receivable and other receivables than trade receivables, the initial impairment provision is calculated on the basis of 12 month expected credit losses. If a significant increase in credit risk occurs, lifetime expected credit losses are recognised.

Maturity analysis of trade receivables

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Receivables not due	169	215	237
Less than 90 days overdue	27	31	81
More than 90 days overdue	14	18	24

Receivables, gross	210	264	342
Expected credit loss	—	—	3

Carrying amount	210	264	339

3.5 Derivatives

The Maersk Drilling Group enters into derivative transactions in order to mitigate foreign exchange rate exposure related to costs incurred in local currencies and interest rate exposure on term loans. The derivative transactions comprise foreign exchange forward and swap contracts and interest rate swaps. Foreign exchange derivative contracts are used to hedge the currency risk related to recognised and unrecognised transactions, of which the majority are designated as cash flow hedges. Interest rate swaps are used to swap variable interest payments on term loans to fixed interest payments. All interest rate swaps are designated as cash flow hedges.

Derivative financial instruments are recognised on the trading date and measured at fair value using generally acknowledged valuation techniques based on relevant observable swap curves and exchange rates.

The effective portion of changes in the value of derivative financial instruments designated to hedge highly probable future transactions is recognised in other comprehensive income until the hedged transactions are realised. At that time, the cumulated gains/losses are transferred to the items under which the hedged transactions are recognised. The ineffective portion of hedge transactions and changes in the fair values of derivative financial instruments, which do not qualify for hedge accounting, are recognised in the income statement as financial income or expenses.

Currency derivatives designated as cash flow hedges are mainly realised within one year, whereas interest rate swaps designated as cash flow hedges generally mature over three years.

The notional value of currency derivative contracts at 31 December amounts to:

	2020		2019		2018
	Foreign currency	USD	Foreign currency	USD	Foreign currency	USD
	(audited)		(audited)		(unaudited)
DKK/USD	408	63	551	84	725	113
NOK/USD	—	—	50	6	—	—

The majority of currency derivative contracts hedge future cash outflows, hence the respective foreign currencies are purchased and USD is sold.

The notional amount of interest rate swaps at 31 December 2020 amounts to USD 652 million (2019: USD 737 million; 2018: USD 781 million) and all swaps are denominated in USD.

The average fixed rate of the interest rate swaps is 2.7%, which jointly with margins and fees paid results in an average 2020 interest cost of around 5.0% (2019: 5.7%). The average fixed rate of the interest rate swaps in 2018 was 2.6%.

Negative fair value of derivative contracts are recognised as non-current derivatives at USD 33 million (2019: USD 22 million; 2018: nil) and for the current part in other receivables at USD 4 million (2019: USD 1 million in Other payables; 2018: USD 1 million in Other payables).

The gains/losses, including realised transactions, are recognised as follows:

	2020	2019	2018
	(audited)	(audited)	(unaudited)
	USD million
Hedging foreign exchange risk on operating costs	1	(5)	(2)
Hedging interest rate risk	(14)	(3)	—

Total reclassified from equity reserve for hedges	(13)	(8)	(2)

Derivatives accounted for as held for trading
Currency derivatives recognised directly in financial income/expenses	—	—	2

Net gains/losses recognised directly in the income statement	—	—	2

Total	(13)	(8)	—

Movement in reserve for hedges can be specified as follows:

	2020
	Foreign exchange risk	Interest rate risk	2020 Total
	(audited)
	USD million
Reserve for hedges 1 January	(1)	(22)	(23)
Value adjustment of hedges for the year	5	(25)	(20)
Reclassified to income statement	(1)	14	13

Reserve for hedges 31 December	3	(33)	(30)

	2019
	Foreign exchange risk	Interest rate risk	2019 Total
	(audited)
	USD million
Reserve for hedges 1 January	(1)	(1)	(2)
Value adjustment of hedges for the year	(5)	(24)	(29)
Reclassified to income statement	5	3	8

Reserve for hedges 31 December	(1)	(22)	(23)

	2018
	Foreign exchange risk	Interest rate risk	2018 Total
	(unaudited)
	USD million
Reserve for hedges 1 January	1	—	1
Value adjustment of hedges for the year	(4)	(1)	(5)
Reclassified to income statement	2	—	2

Reserve for hedges 31 December	(1)	(1)	(2)

3.6 Financial instruments by category

	2020		2019		2018
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(audited)		(audited)		(unaudited)
	USD million
Carried at amortised cost
Loans receivable	—	—	—	—	2	2
Other interest-bearing receivables	—	—	—	—	2	2

Total interest-bearing receivables	—		—		4	4

Trade receivables	210		264		339
Other receivables (non-interest-bearing)	75		49		32
Cash and bank balances	226		310		372

Financial assets at amortised cost	511		623		747

Carried at fair value
Derivatives	4	4	—	—	—	—

Financial assets at fair value	4	4	—	—	—	—

Total financial assets	515		623		747

Carried at amortised cost
Term loans	1,254	1,276	1,378	1,404	1,470	1,500
Lease liabilities	31	31	31	31	—	—

Total borrowings	1,285	1,307	1,409	1,435	1,470	1,500

Trade payables	167		180		196
Other payables	58		62		70

Financial liabilities at amortised cost	1,510		1,651		1,736

Carried at fair value
Derivatives	33	33	23	23	1	1

Financial liabilities at fair value	33	33	23	23	1	1

Total financial liabilities	1,543		1,674		1,737

Financial instruments measured at fair value

Financial instruments carried at fair value can be divided into three levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Fair value of derivatives fall within level 2 of the fair value hierarchy and is calculated on the basis of observable market data as of the end of the reporting period. The Maersk Drilling Group has no financial instruments within level 3.

Financial instruments carried at amortised cost

Fair value of the short-term financial assets and other financial liabilities carried at amortised cost is not materially different from the carrying amount. In general, fair value is determined primarily based on the present value of expected future cash flows. Where a market price was available, however, this was deemed to be the fair value.

Fair value of the borrowing items falls within level 2 of the fair value hierarchy and is estimated on the basis of discounted future cash flows.

The fair value of loans receivable and borrowings against related parties have a floating interest rate and the fair value is assessed to be similar to the carrying amount.

4.1 Earnings per share

Earnings per share amounted to USD (39.9) (2019: USD (2.7), 2018: 22.7) and diluted earnings per share USD (39.9) (2019: USD (2.7), 2018: 22.7). Earnings per share is equal to profit/loss for the year divided by the average number of shares in circulation or the average diluted number of shares in circulation.

	2020	2019
	(audited)	(audited)
Total number of shares	41,532,112	41,532,112
Average number of treasury shares	121,582	—

Average number of shares in circulation	41,410,530	41,532,112

Average dilution effect from shares outstanding under the LTI programme	—	—

Diluted average number of shares in circulation	41,410,530	41,532,112

(1)

The number of shares issued upon incorporation of the Company on April 2, 2019. Based on the capital restructuring rules as described under “— 0.0 Basis of Preparation”, the Company did not have a share capital in 2018, hence earnings per share in 2018 is not applicable.

At December 31, 2020, a potential dilution effect from 176,793 shares (December 31, 2019: 130,313 shares) outstanding under the long-term incentive programme (see note 4.3 below) are excluded from the calculation of diluted earnings per share as the inclusion would result in a reduction in the loss per share.

4.2 Contingent liabilities and commitments

The term loans and credit facilities set out in note 3.2 may become repayable in whole or in part on the occurrence of certain events including a change of control over the Company. Except for these and for customary agreements within the Maersk Drilling Group’s activities, no material agreements have been entered into that will take effect, change or expire upon changes of the control over the Company.

The Maersk Drilling Group is involved in legal and tax disputes in certain countries. Some of these are subject to considerable uncertainty as described in notes 2.5 and 2.8.

Through participation in a joint taxation scheme with A.P. Møller Holding A/S, the Danish companies are jointly and severally liable for taxes payable in Denmark.

Following the demerger from the A.P. Moller—Maersk group, Maersk Drilling is subject to a statutory demerger liability. In the event that A.P. Møller—Mærsk A/S defaults on its obligations, The Drilling Company of 1972 A/S will be liable for any obligations of A.P. Møller—Mærsk A/S existing at the date of publication of the demerger plan on March 4, 2019. Similarly, A.P. Møller—Mærsk A/S will be liable for any obligations assigned to The Drilling Company of 1972 A/S existing at that date. The potential liability for Maersk Drilling is capped at a maximum amount equal to the net value of the assets and liabilities contributed as part of the demerger. The risk of the statutory liability materialising will generally persist for three years from the demerger date and potentially up to thirty years for unknown claims.

Capital commitments and newbuilding programme

The Maersk Drilling Group has capital commitments relating to acquisition of non-current assets totalling USD 30 million (2019: USD 95 million and 2018: USD 46 million). No capital commitments are related to new buildings.

4.3 Share-based payments

Following the listing on 4 April 2019, Maersk Drilling implemented a long-term incentive programme (the “LTI”) and a one-time transition grant was awarded to certain employees. Maersk Drilling believes that providing remuneration in the form of shares to appropriate levels of management promotes sustainable long-term value creation and ensures alignment of interests with its shareholders.

Under the LTI and transition grant the Executive Management, Key Employees and certain other employees received a number of restricted share units (“RSUs”). The vesting period for the RSUs is three years from the date of grant. Except for RSUs granted as part of the exchange grant, the Executive Management will not be able to sell any shares vesting until the total period from grant (inclusive of the vesting period) is five years, i.e. a holding period of two years in addition to the three-year vesting period. Executive Management and other Key Management Personnel are also subject to a share ownership requirement of twice the annual LTI grant level applicable.

The transfer of restricted shares is contingent on the participants still being employed and not being under notice of termination and generally takes place when three years have passed from the time of grant. The participants are not entitled to any dividend during the vesting period. Special conditions apply regarding illness, death and resignation as well as changes in capital structure, etc.

In 2020, 90,120 RSUs have been granted under the LTI. In 2019, 48,188 RSUs was granted under the LTI and 94,515 RSUs was granted under a one-time transition grant, inclusive of 20,803 RSUs that represent an exchange grant for forfeited unvested restricted shares and options in A.P. Møller—Mærsk A/S (see below “The A.P. Møller—Maersk Group’s Restricted Shares Plan”).

	Shares in The Drilling Company of 1972 A/S
	Restricted Shares Plan Key Management Personnel	Restricted Shares Plan Other employees	Total fair value(1)
Outstanding awards under equity-settled incentive plans	No.	No.	USD million
1 January 2019	—	—
Granted	116,599	26,104	11
Vested	—	—
Forfeited/cancelled	10,772	(1,618)
Transfer between categories	(22,844)	22,844

Outstanding 31 December 2019	82,983	47,330

Granted	38,973	51,147	2
Vested	1,836
Forfeited/cancelled	27,709	14,095

Outstanding 31 December 2020	92,411	84,382

(1)	At the time of grant.

The fair value of restricted shares granted to four Key Management Personnel (2019: eight) and to 38 Other employees (2019: 33) was USD 2 million (2019: USD 11 million) at the time of the grant. Total expense recognised in the income statement in 2020 for granted restricted shares was a cost of USD 2 million (2019: USD 2 million).

The average fair value per restricted share at the time of grant was DKK 134 / USD 20 (DKK 510 / USD 77), which is equal to the closing price of the day of the grant.

The average remaining contractual life for the restricted shares as per 31 December 2020 was 1.7 years (2019: 2.3 years).

Equity settled restricted shares allocated to employees as part of Maersk Drilling’s long-term incentive programme are recognised as staff costs over the vesting period at estimated fair value at the grant date and a corresponding adjustment in equity.

At the end of each reporting period, Maersk Drilling revises its estimates of the number of awards that are expected to vest based on the non-market vesting conditions and service conditions. Any impact of the revision is recognised in the income statement with a corresponding adjustment to equity.

The A.P. Moller—Maersk Group’s Restricted Shares Plan

In prior years, certain executives and employees participated in the A.P. Moller—Maersk Group’s incentive programs. The A.P. Moller—Maersk Group’s Restricted Shares Plan was introduced in 2013 and grants have been awarded to employees on a yearly basis since then. The transfer of restricted shares was contingent on the employee still being employed and not being under notice of termination and took place when three years have passed from the time of granting.

To ensure that the Executive Management, other key executives and certain other employees in Maersk Drilling had an equity interest in the Company from the date of the demerger, they were required to forfeit all unvested A.P. Møller—Mærsk A/S shares and share options as of 1 January 2019. The individuals instead received restricted share units in Maersk Drilling (the “exchange grant”). A total of 1,138 restricted share units (B-shares in A.P. Møller—Mærsk A/S) were converted to restricted share units in The Drilling Company of 1972 A/S of a corresponding value. 981 of these related to Key Management Personnel and 157 related to other employees.

	B-shares in A.P. Møller—Mærsk A/S
	Restricted Shares Plan Key Management Personnel(1)	Restricted Shares Plan Other employees(1)	Total fair value(1)
	No.	No.	USD million
1 January 2018	752	553
Granted	354	156	1
Vested	219	170

Outstanding 31 December 2018	887	539

Adjustment	94	(255)	—
Vested	—	50
Converted to restricted shares in The Drilling Company of 1972 A/S	(981)	(157)

Outstanding 31 December 2019	—	77

4.4 Related parties

Other related parties

	2020	2019	2018
	(audited)	(audited)	(unaudited)
Income statement
Revenue	2	3	34
Costs	22	21	14
Financial income	1	2	—
Financial expenses	10	12	0

Assets
Trade receivables	1	1	2
Derivatives	4	—	—
Cash and bank balances(1)	79	93	258

Liabilities
Borrowings(1)	93	101	105
Trade payables	3	7	5
Derivatives	16	12	0
Other payables	1	1	3

(1)	Relates to on demand bank deposits on customary terms and borrowings with Danske Bank. Refer to note 3.3 in relation to terms of the borrowings.

The following related parties have a controlling interest in The Drilling Company of 1972 A/S

The A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til Almene Formaal (Copenhagen, Denmark) and its subsidiary A.P. Møller Holding A/S (Copenhagen, Denmark) have control over APMH Invest A/S (Copenhagen, Denmark). APMH Invest A/S is considered to hold a controlling interest in The Drilling Company of 1972 A/S.

There have been no transactions with controlling parties.

Key management personnel

Related parties include the Maersk Drilling Group’s key management personnel. There have been no transactions with key management personnel other than remuneration, which is disclosed in note 1.3 and 4.3.

Other related parties

The Board of Directors and the Executive Management of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til almene Formaal, A.P. Møller Holding A/S, APMH Invest A/S, and their close relatives including undertakings under their significant influence are also considered related parties. This includes subsidiaries and affiliates to A.P. Møller Holding A/S, including A.P. Møller—Mærsk A/S and its subsidiaries and affiliates and Danske Bank A/S. Danske Bank A/S is an associated company of the A.P. Møller Holding group.

4.5 Subsequent events

On 4 February 2021, Maersk Drilling announced the receipt of a conditional letter of award from Tullow Ghana Ltd. for the provision of the ultra-deepwater drillship Maersk Venturer and additional services for a development drilling campaign at the TEN and Jubilee fields offshore Ghana which was later signed in April.

The duration of the final contract is around four years and commencement was in the second quarter of 2021. The estimated value of the final contract is approximately USD 370 million, excluding the value of the additional services provided and performance bonuses. The operation is supported by local partner Rigworld. The final contract has a progressive day rate structure for the full duration of the contract. However, after the initial period of 18 months, the contract has a provision to shift to a market-linked day rate structure.

On 27 October 2021, Maersk Drilling completed the previously announced divestment of the combined drilling and production unit Mærsk Inspirer (now named Inspirer) to Havila Sirius for a price of USD 373 million in an all-cash transaction. Maersk Drilling recognized a gain of USD 233 million (net of cost relating to the sale) from this sale. This transaction divests a non-core asset and significantly deleverages Maersk Drilling’s balance sheet. Per the terms of Maersk Drilling’s term loan agreement, the sale triggered a simultaneous loan repayment of USD 80 million. As part of the transaction, Repsol has assumed responsibility for the day-to-day operation of the rig on the Yme field, leasing the rig from Havila Sirius on behalf of the Yme licensees. Maersk Drilling transferred 60 employees to Repsol in a transfer of undertaking and, to ensure operational continuity, Maersk Drilling will continue to provide certain systems and logistics services for up to 12 months. In addition, Maersk Drilling will provide drilling management services for a period against payment of a management fee, which is not included in the proceeds. As per the agreement, ownership was transferred after the rig was ready to receive hydrocarbons, which was achieved on 10 October 2021. The transaction has been approved by authorities.

In November 2021, a claim has been settled and a provision of USD 9 million has been reversed in Q3.

On 10 November 2021, Maersk Drilling announced its agreement to combine with Noble Corporation. The business combination is subject to merger clearance and other regulatory approvals and is expected to close in mid-2022.

4.6 New reporting requirements

The accounting policies described have been applied consistently for the financial years 2020, 2019 and 2018. New standards and amendments effective for the financial years 2020, 2019 and 2018 have not had any material impact on the accounting policies applied, except for the implementation of IFRS 16. New standards, amendments and interpretations adopted include for:

2020

•

IFRS 9, Financial Instruments: IBOR reform, phase 1. As the IBOR reform is expected to imply the replacement of EU interbank rates by other interest rates, the IASB has issued an amendment to IFRS 9 concerning the treatment of hedge accounting for the period up to the effective date of the IBOR reform. Basically, the amendments should not impact hedge accounting if the contracts are effective today.

•

IAS 1, Presentation of Financial Statements and IAS 8, Accounting policies, Changes in Accounting Estimates and Errors: The definition of “material” is amended ensuring consistency across all IFRS standards. The definition now also comprises obscuring information together with omitting and misstating information. The definition moreover tightens the assumption of when an annual report is affected and includes more stringent wording when specifying who the users of the financial statements are.

•

IFRS 16, Leases: The amendment clarifies that modifications as a consequence of COVID-19 should not be treated as modifications for accounting purposes even though they meet the definition of a modification of a lease according to the standard.

2019

The following standards, amendments and interpretations became effective for the financial year beginning 2019, but are not considered to be relevant for Maersk Drilling:

•

IFRS 3, Business Combinations: An amendment to the definition of a business. An set of activities is a business only if it comprises input and substantial processes and output or the ability to generate output through applying the processes to the input.

New standards, amendments and interpretations adopted in 2019 are listed below. As described below only the adoption of IFRS 16 had an effect on the financial statement of Maersk Drilling.

•	IFRS 9, Financial instruments: An amendment regarding classification of receivables where a borrower has a prepayment option at an amount which could be lower than the principal amount.

•

IFRIC 23, Uncertainty over income tax treatments: The interpretation clarifies that it must be determined whether each tax position is to be treated individually or collectively with other uncertain tax positions. The assessment should be based on the assumption that the tax authorities have the same knowledge of the enterprise’s circumstances and, therefore, the assessment should disregard any detection risk. This determination may be based on, e.g., how tax statements are prepared, or how the enterprise expects the tax authorities to treat the uncertain tax positions. The uncertain tax position must be recognised if it is probable that the enterprise will have to pay or receive refunds. The uncertain tax position must be measured so as to better reflect the receivable/liability and the related uncertainty.

•	Annual improvements (2015-2017): Include three minor clarifications:

•	IAS 12, Income taxes: Income tax consequences of dividends should be recognised in profit or loss, see IAS 12.

•	IAS 23, Borrowing costs: Borrowing costs incurred on specific-purpose borrowing may subsequently change into borrowing costs on general borrowing, see IAS 23.

•	IFRS 3, Business combinations: Clarifies that a step acquisition of a joint venture by which an enterprise obtains control must be treated in accordance with IFRS 3.

•	IFRS 16, Leases: IFRS 16 ‘Leases’ was implemented as of 1 January 2019 applying the modified retrospective approach under which comparative figures are not to be adjusted in the financial statements.

Under IFRS 16, all leases are capitalised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate as of 1 January 2019 and recognised as right-of-use assets and a corresponding lease liability. A right-of-use asset and a related lease liability of USD 36 million was recognised on 1 January 2019 primarily related to property leases. There has been no material impact on other financial statement items.

Lease payments are allocated between a reduction of the liability and interest expense. The right-of-use asset is depreciated over the lease term on a straight-line basis.

The adoption of IFRS 16 had no significant impact for the profit/loss for 2019, as a portion of operating lease cost previously recognised as operating expense is now recognised as depreciation and interest expenses. Cash flow from operating activities has increased but is offset by an equal increase in cash outflow from financing activities, and, accordingly, there is no change to the underlying cash flow for the period.

Certain lease costs are generally excluded from the lease liability recognised and, in implementing IFRS 16, certain practical expedients have been applied:

•

Leases with a lease term of less than 12 months and leases of assets of low value are excluded from the lease liability recognised and are instead expensed on a straight-line basis over the lease term. In addition, leases with a remaining term of less than 12 months at 1 January 2019 were excluded upon adoption.

•	Service components included in lease costs are not recognised as part of the lease liability. Such costs are recognised in the income statement as incurred.

•	The definition of a lease under IAS 17 and IFRIC 4 has been retained and contracts not previously determined to contain a lease have not been reassessed.

•	Initial direct costs are excluded from the measurement of the right-of-use assets at the date of the initial application.

•

Distinct incremental borrowing rates are applied to major leases whereas a single discount rate has been applied for the remaining lease contracts. The weighted average incremental borrowing rate applied was 4.4%.

Transition impact The operating lease liability at 31 December 2018 can be reconciled to the lease liability recognised at 1 January 2019 in the following way:

2019
(audited)
USD million
Operating lease obligations at 31 December 2018	47
Service components	-4
Low-value assets and short-term contracts	-1
Undiscounted lease liabilities	42

Discounting effect	-6

Lease liability at 1 January 2019	36

Maersk Drilling did not have any material financial leases under IAS 17.

Contracts under which Maersk Drilling is the lessor

IFRS 16 does not introduce material changes from a lessor perspective, and no changes in the composition of the balance sheet from the adoption of IFRS 16 deriving from current contracts with costumers have been identified

2018

The following standards, amendments and interpretations became effective for the financial year beginning 2018, but are not considered to be relevant for Maersk Drilling:

•

IAS 28, Investments in associates and joint ventures: A clarification that enterprises are to apply IFRS 9, including the requirements for impairment of financial assets, on recognition of long-term investments even though such receivables are considered part of the net investment in the associate or joint ventures under IAS 21.

•

IAS 19, Employee Benefits: The amendment consists of a minor clarification of IAS 19 regarding remeasurement of defined benefit plans. When pension obligations are remeasured due to an amendment, a curtailment or termination of a pension plan, service costs and net interest for the period after the remeasurement must be determined based on the assumptions used for the remeasurement:

•	The net interest for the remaining period is calculated on the basis of the remeasured defined benefit liability or asset.

•	However, the service costs and net interest for the financial period preceding such amendment, curtailment or termination of a pension plan are not affected by the remeasurement.

•	IFRS 3, Business combinations: Clarifies that a step acquisition of a joint venture by which an enterprise obtains control must be treated in accordance with IFRS 3.

New standards, amendments and interpretations adopted but not yet effective:

The IASB has as of 31 December 2020 issued the following new standards, amendments and new interpretations which could be relevant to Maersk Drilling, but which are not yet effective:

•

IFRS 3, Business Combinations: Three minor amendments will be made to IFRS 3 comprising, for example, an update of the reference to the framework, an exemption from the framework will be incorporated in respect of provisions and clarification will be made concerning contingent assets.

•	The amendment will be effective for financial years beginning on or after 1 January 2022.

•

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: IBOR reform, phase 2. A number of amendments which may help enterprises resolve the accounting issues arising from changes in contractual cash flows or hedging conditions during implementation of the IBOR reform. The amendments pertain to modifications, hedge accounting and disclosure requirements.

•	The amendment will be effective for financial years beginning on or after 1 January 2021.

•

IAS 1, Presentation of Financial Statements: Clarifications of the definition of current liabilities to be based on the rights existing on the balance sheet date. The requirement for an unconditional right to postpone payment for 12 months from the balance sheet date is therefore changed to a right to defer payment for 12 months from the balance sheet date

•

The amendment will be effective for financial years beginning on or after 1 January 2022. The amendment becomes effective one year later as a result of COVID-19, i.e. for financial years beginning on or after 1 January 2023.

•	IASB has in November 2021 issued a proposal for an amendment to the amendment to IAS 1 described, which effectively revokes the current amendment.

•

IAS 16, Property, plant and equipment: The amendment clarifies that proceeds from an item of property, plant and equipment under construction before the asset is ready for use cannot be offset against the cost of the asset, but is instead to be recognised as income.

•	The amendment will be effective for financial years beginning on or after 1 January 2022.

•

IAS 37, Provisions, Contingent Liabilities and Contingent Assets: The amendment clarifies that assessment of whether or not a contract is onerous should also include costs directly related to the contract. Examples are moreover added of costs which are considered directly related to a contract and costs which are not.

•	The amendment will be effective for financial years beginning on or after 1 January 2022

•

Annual improvements 2018-2020: Clarification of IFRS 1 on first-time adoption relating to translation differences where the subsidiary transitions to IFRS later than its parent, IFRS 9 Financial Instruments concerning fees included in the test to determine whether a financial liability is modified or repaid, amendment of examples provided in IFRS 16 and IAS 41 on biological assets.

•	The amendment will be effective for financial years beginning on or after 1 January 2022.

Maersk Drilling expects to implement these new standards, amendments and interpretations when they take effect. Maersk Drilling does not expect that the adoption of the new standards, amendments and interpretations will be material at the time of implementation.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

NOBLE FINCO LIMITED,

NOBLE CORPORATION,

NOBLE NEWCO SUB LIMITED,

and

THE DRILLING COMPANY OF 1972 A/S

Dated as of November 10, 2021

A-i

A-ii

A-iii

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

Exhibits

Exhibit A	Form of Company Undertaking
Exhibit B	Form of Parent Voting Agreement
Exhibit C	Plan of Merger
Exhibit D	Conditions to the Offer
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Relationship Agreement
Exhibit G	Form of Topco Amended Articles
Exhibit H	Joint Taxation Arrangements
Exhibit I	Transaction Announcement
Exhibit J	Investor Presentation
Exhibit K	(Confidential)

A-iv

THIS BUSINESS COMBINATION AGREEMENT, dated as of November 10, 2021 (this “Agreement”), by and among Noble Finco Limited, a private limited company formed under the laws of England and Wales with registered number 12958050 and an indirect wholly owned subsidiary of Parent (as defined below) (“Topco”), Noble Corporation, a Cayman Islands exempted company with registered number 368504 (“Parent”), Noble Newco Sub Limited, a Cayman Islands exempted company with registered number 382680 and direct wholly owned subsidiary of Topco (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company with registration number 40404716 (the “Company”). Capitalized terms that are used but are not otherwise defined herein shall have the meanings set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, each of the Boards of Directors of Topco, Parent and the Company has approved, and has deemed it advisable and in the best interests of such company and its shareholders, to consummate the merger provided for herein, by way of (i) a merger under the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) of Parent with and into Merger Sub (the “Parent Merger”), with Merger Sub continuing as the surviving entity and a direct wholly owned subsidiary of Topco (sometimes referred to in such capacity as the “Parent Merger Surviving Entity”), pursuant to which each issued and outstanding Parent Share (as defined below) shall be converted into the right to receive one Topco Share (as defined below) (the “Parent Exchange Ratio”), and (ii) (x) a voluntary tender exchange offer made by Topco to the Company Shareholders (as defined below) where each issued and outstanding Company Share (as defined below), other than the Company Shares owned by the Company, shall be exchanged for 1.6137 Topco Shares (the “Company Exchange Ratio”), listed on NYSE and Nasdaq at the time of exchange, (y) the opportunity for each of the Company Shareholders to elect to receive an amount of cash in lieu of their entitlement to certain Topco Shares as set forth in Section 3.1(b) (the “Cash Election”) (the “Offer”), and (z) upon consummation of the Offer, if more than 90% of the issued and outstanding Company Shares are acquired by Topco, a compulsory purchase of any Company Shares not exchanged in the Offer (the “Minority Shares”) by Topco for Topco Shares or cash under Danish Law (the “Compulsory Purchase”).

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) determined that the transactions contemplated by this Agreement, including the Parent Merger, the Topco Share Issuance (as defined below) and the Offer, are advisable, fair to and in the best interests of Parent and the Parent Shareholders (as defined below), (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement, the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, and (iii) resolved to recommend that the Parent Shareholders approve the Parent Merger and the Topco Share Issuance and directed that such matters be submitted for consideration by the Parent Shareholders at the Parent Meeting (as defined below).

WHEREAS, the Board of Directors of Topco (the “Topco Board”) has (i) determined that the transactions contemplated by this Agreement, including the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, are in the best interests of Topco and its sole shareholder, (ii) approved the execution, delivery and performance of this Agreement, the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, and (iii) resolved to recommend that its sole shareholder approve the Topco Share Issuance and the Compulsory Purchase, if any, and directed that such matters be submitted for consideration by such sole shareholder;

WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) determined that the terms of the Offer and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and the Offer and (iii) resolved to recommend that the shareholders of the Company accept the Offer and tender their Company Shares to Topco in the Offer;

WHEREAS, as a condition and inducement to the parties’ willingness to enter into this Agreement, APMH Invest (as defined below) will execute and deliver an irrevocable undertaking in the form of Exhibit A

(collectively, the “Company Undertaking”), on the date of this Agreement, providing a commitment from APMH Invest to, among other things, tender its Company Shares in the Offer and not to elect for the Cash Election;

WHEREAS, as a condition and inducement to the parties’ willingness to enter into this Agreement, certain Supporting Parent Shareholders will each execute and deliver a voting agreement in the form of Exhibit B attached hereto (collectively, the “Parent Voting Agreements”), on the date of this Agreement, pursuant to which the Supporting Parent Shareholders have agreed to, among other things, vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby, including the Parent Merger;

WHEREAS, Merger Sub has made a valid election, effective as of the date of its formation, to be treated as a disregarded entity for U.S. federal (and applicable state and local) income tax purposes;

WHEREAS, on the Closing Date, Topco and APMH Invest will enter into the Registration Rights Agreement (as defined below) governing, with effect from the Closing Date, inter alia registration rights for the benefit of APMH Invest;

WHEREAS, on the Closing Date, Topco, Existing Investor (as defined below) and APMH Invest will enter into the Relationship Agreement (as defined below) governing, with effect from the Closing Date, director nomination rights for each of Existing Investor and APMH Invest;

WHEREAS, for U.S. federal (and applicable state and local) income tax purposes, each of the parties intends that (i) the Parent Merger shall qualify as a “reorganization” pursuant to Section 368(a)(1)(F) of the Code, and (ii) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, each of the parties hereto desires to make certain warranties, covenants and agreements specified herein in connection with this Agreement; and

WHEREAS, Topco is entering into this Agreement, inter alia, for the purposes of raising capital.

NOW, THEREFORE, in consideration of the foregoing and the warranties, covenants and agreements contained herein, and intending to be legally bound by this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) As used in this Agreement, the following terms have the following respective meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions as to confidential treatment of information that are substantially similar to those contained in the confidentiality provisions of the Confidentiality Agreement.

“Acceptance Time” has the meaning set forth in Section 3.1(g).

“Acquisition Opportunity” means any investment, acquisition, divestiture or other business combination.

“Action” means any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, APMH Invest and its Affiliates, other than the Company and its Subsidiaries, shall not be deemed Affiliates of the Company and its Subsidiaries.

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position.

“APMH” means A.P. Moller Holding A/S, a company incorporated in Denmark with registration number 25 67 92 88 and whose registered office is at Esplanaden 19, 1263 Copenhagen, Denmark.

“APMH Invest” means APMH Invest A/S, a company incorporated in Denmark with registration number 36 53 38 46 and whose registered office is Esplanaden 50, 1263 Copenhagen, Denmark.

“Benefit Plan” means any compensation or benefit plan, program, agreement or other arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, share option, restricted stock, restricted shares, change in control or transaction, retention, equity or equity-based compensation, stock purchase, share purchase, employee stock or share ownership, severance, separation pay, long service award, vacation, bonus, any payments or benefits received in connection with sale, profits, turnover or performance or which are otherwise variable (other than normal overtime) or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other employee benefit plan or fringe plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, whether or not subject thereto, in each case, whether oral or written, funded or unfunded, or insured or self-insured, tax approved or non-tax approved, other than plans, programmes, agreements or arrangements required under applicable Law or provided by a governmental body.

“Book-Entry Shares” has the meaning set forth in Section 4.1(b).

“Branding Agreement” means the branding agreement entered into between A.P. Møller – Maersk A/S, APMH and the Company dated 2 April 2019.

“Bribery Act” means the United Kingdom Bribery Act 2010, as amended from time to time.

“Bridge Arrangement” means an agreement with one or more third-party sources of debt financing the purpose of which is to refinance, retire, replace or acquire or otherwise permit to remain outstanding all or part of the obligations under the Company Debt Documents whether through an agreement to acquire or assume any existing commitments or loan or other credit participations outstanding under any Company Debt Document or any retirement, repayment, replacement or refinancing of any such obligations.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York, Houston, Texas, London, England or Denmark are authorized or required by law or executive order to be closed.

“Cash Election” has the meaning set forth in the Recitals.

“Cash Election Shares” means the number of Company Shares exchanged in the Offer for cash pursuant to Section 3.1(b).

“Cayman Companies Act” has the meaning set forth in the Recitals.

“Cayman Merger Documents” has the meaning set forth in Section 2.2.

“CERCLA” has the meaning set forth in Section 5.8(c).

“Closing” has the meaning set forth in Section 3.1(g).

“Closing Date” has the meaning set forth in Section 3.1(g).

“CMA” means the United Kingdom Competition and Markets Authority.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto.

“Companies Act” means the UK Companies Act 2006, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Alternative Acquisition Agreement” has the meaning set forth in Section 7.5(a).

“Company Alternative Proposal” means any bona fide written proposal or offer made by any Person other than Parent and its Affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company, (b) the direct or indirect acquisition by any such Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any such Person of more than twenty percent (20%) of the Company’s equity securities or of the voting power of the outstanding equity securities of the Company, including any tender offer or exchange offer that, if consummated, would result in any such Person beneficially owning twenty percent (20%) or more of the Company’s equity securities or shares with twenty percent (20%) or more of the voting power of the outstanding equity securities of the Company, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.

“Company Benefit Plan” means any Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of the Company or its Subsidiaries or with respect to which the Company or its Subsidiaries have any liability.

“Company Board” has the meaning set forth in the Recitals.

“Company Book-Entry Shares” has the meaning set forth in Section 4.1(a).

“Company Capitalization Date” has the meaning set forth in Section 5.2(a).

“Company Change of Recommendation” has the meaning set forth in Section 7.5(d).

“Company Debt Documents” has the meaning set forth in Section 1.1 of the Company Disclosure Letter.

“Company Disclosure Letter” has the meaning set forth in Article V.

“Company Equity Awards” means the Company RSU Awards.

“Company Equity Plans” means the Maersk Drilling RSU Long-term Incentive Programme 2019 and the Maersk Drilling RSU Long-term Incentive Programme for Executive Management 2019.

“Company Exchange Ratio” has the meaning set forth in the Recitals.

“Company Filing Documents” has the meaning set forth in Section 5.4(a).

“Company Financial Advisor” has the meaning set forth in Section 5.21.

“Company Fleet Report” has the meaning set forth in Section 5.24.

“Company Intervening Event” has the meaning set forth in Section 7.5(d).

“Company Leased Real Property” has the meaning set forth in Section 5.16.

“Company Material Adverse Effect” means any event, change, fact, circumstance, occurrence, development, condition or effect (collectively “Effects”) occurring after the date hereof that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself or themselves (either alone or in combination) to constitute, and that none of the following shall be taken into account (either alone or in combination) in determining whether there has been, a Company Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in, or other Effects with respect to, the market price or change in the trading volume of Company Shares (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect), (iii) changes or developments in, or other Effects with respect to, the industries in which the Company and its Subsidiaries operate, (iv) (A) the negotiation, execution, or delivery of this Agreement or (B) the public announcement, pendency or consummation of the Offer, the Compulsory Purchase, if any, or other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, distributors, regulators or partners or any litigation relating to the Offer, the Compulsory Purchase, if any, or this Agreement (other than with respect to any warranties of the Company specifically addressing the impact of the Offer, the Compulsory Purchase, if any, or this Agreement on such matters), (v) the identity of Parent or any of its Affiliates, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Parent, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any hurricane, tornado, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations of any Governmental Entity, (x) changes in generally accepted accounting principles or accounting standards or the interpretation thereof, (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect) or (xii) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions; provided that, with respect to clauses (i), (iii), (vii), (viii), (ix), (x) and (xii), such facts, circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which the Company and its Subsidiaries operate; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by the Company or any of its Subsidiaries may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party that: (i) would be a “material contract” of the Company (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of the Company and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of USD 5,000,000; (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity, or (B) which would require the Company or any of its Subsidiaries to pay consideration of more than USD 5,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to the Company and its Subsidiaries, taken as a whole, the ability of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock, shares or other equity interests of any Person for aggregate consideration in excess of USD 25,000,000 that has not yet been consummated or pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of USD 5,000,000; or (B) gives any Person the right to acquire any assets of the Company or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than USD 5,000,000; (vii) is a Contract between any of the Company or any of its Subsidiaries, on the one hand, and any shareholder of the Company holding five percent (5%) or more of the issued and outstanding Company Shares, on the other hand; (viii) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (ix) is a Contract under which any of the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants; (x) is a Contract that contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to the Company and its Subsidiaries, taken as a whole, or obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the transactions contemplated by this Agreement, will obligate Topco or its Subsidiaries to conduct business on an exclusive or preferential basis with any third party for a product or service that is material to the Company and its Subsidiaries, taken as a whole; or (xi) is a Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their shares, capital stock, partnership interests, membership interests or other equity interests, as the case may be; provided, however, that “Company Material Contract” shall not include any Company Benefit Plan.

“Company Nominees” has the meaning set forth in Section 7.18(c).

“Company Owned Real Property” has the meaning set forth in Section 5.16.

“Company Permits” has the meaning set forth in Section 5.7(c).

“Company Policies” has the meaning set forth in Section 5.18.

“Company Real Property” has the meaning set forth in Section 5.16.

“Company Recommendation” has the meaning set forth in Section 3.1(a).

“Company RSU Awards” means each award of restricted share units representing the right to receive Company Shares, or value based on the value of Company Shares, granted under the Company Equity Plans.

“Company Share” means a share of nominal value DKK 10 each held in the capital of the Company.

“Company Shareholder” means a holder of Company Shares.

“Company Superior Proposal” means a written Company Alternative Proposal (with all references to “twenty percent (20%)” in the definition of Company Alternative Proposal being treated as references to “fifty percent (50%)” for these purposes) which did not result from or arise directly in connection with any material breach of Section 7.5, that the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Company Board considers to be appropriate (but including any conditions to and expected timing of consummation of such Company Alternative Proposal, and all legal, financial and regulatory aspects of such Company Alternative Proposal and this Agreement), and after taking into account any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by Parent in response to such Company Alternative Proposal, to be more favorable to holders of Company Shares than the transactions contemplated by this Agreement.

“Company Termination Fee” means an amount equal to USD 15,000,000.

“Company Undertakings” has the meaning set forth in the Recitals.

“Company Warranties” means each of the warranties made by the Company set forth in Article 5.

“Compulsory Purchase” has the meaning set forth in the Recitals.

“Compulsory Purchase Consideration” has the meaning set forth in Section 3.2(a)(ii).

“Confidentiality Agreement” has the meaning set forth in Section 7.4(b).

“Consent Arrangement” means (i) any agreements entered into with any lender or lenders under the Company Debt Documents, including as set forth in Section 1.1 of the Company Disclosure Schedule, (ii) any agreements intended to permit the transactions contemplated hereunder entered into with any lender or lenders under the Company Debt Documents after the date of this Agreement and (iii) any formal amendment or waiver of the Company Debt Documents to implement or further document consents provided under (i) or (ii).

“Consideration Adjustment Event” has the meaning set forth in Section 4.1(i).

“Contaminants” has the meaning set forth in Section 5.15(b).

“Continuing Employees” has the meaning set forth in Section 7.11(a).

“Contract” means any agreement, lease, license, contract, loan, guarantee of indebtedness, credit agreement, bond, note, mortgage, indenture, instrument, permit, concession, franchise or other binding obligation, other than any Company Benefit Plan or any Parent Benefit Plan.

“DCA” has the meaning set forth in Section 3.2(a)(ii).

“DFSA” means Danish Financial Supervisory Authority.

“DKK” means the legal currency of Denmark.

“Drilling Unit” means any mobile offshore drilling unit (including without limitation any jack-up rig, semi-submersible rig, or drillship) owned by Parent, the Company or their respective Subsidiaries, as applicable.

“DTC” means the Depository Trust Company.

“Effects” has the meaning set forth in the definition of “Company Material Adverse Effect”.

“End Date” has the meaning set forth in Section 9.1(b)(i).

“Enforceability Exceptions” means the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

“Environmental Law” has the meaning set forth in Section 5.8(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“EU Market Abuse Regulation” has the meaning set forth in Section 5.25.

“EU Prospectus” has the meaning set forth in Section 5.12.

“EU Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 4.1(a).

“Exchange Fund” has the meaning set forth in Section 4.1(a).

“Exchange Rate” means, with respect to a particular currency for a particular day, the spot bid rate of exchange for USD into that currency on such date, at the rate quoted by Reuters at 4 p.m. in London on such date.

“Existing Investor” means certain funds and accounts associated with the investment manager, adviser or sub-adviser that is party to the Existing Relationship Agreement.

“Existing Registration Rights Agreements” means each of (i) the Registration Rights Agreement dated as of April 15, 2021 by and among Nectar Finance Company and the holders party thereto, (ii) the Equity Registration Rights Agreement dated as of February 5, 2021, by and among Parent and the holders party thereto and (iii) the Notes Registration Rights Agreement dated as of February 5, 2021 by and among Parent and the holders party thereto.

“Existing Relationship Agreement” means the Relationship Agreement dated February 5, 2021 by and between, among others, Parent and the Existing Investor.

“Expiration Date” has the meaning set forth in Section 3.1(f)(i).

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Foreign Direct Investment Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict, regulate or screen foreign direct investments into such jurisdiction or country, including the UK National Security and Investment Act 2021 and the Danish Act on Screening of Certain Foreign Direct Investments, etc. in Denmark (Act no. 842 of 10 May 2021).

“Fraud” means, of a Person, an intentional and willful misrepresentation of or with respect to a warranty set forth in this Agreement by such Person that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such warranty.

“GAAP” means United States generally accepted accounting principles or, when individually applicable to foreign Subsidiaries, the generally accepted accounting principles applicable thereto.

“Government Contracts” has the meaning set forth in Section 5.20(a).

“Governmental Entity” has the meaning set forth in Section 5.3(b).

“Hazardous Substance” has the meaning set forth in Section 5.8(e).

“IFRS” means International Financial Reporting Standards as adopted for use in the European Union.

“Indemnified Parties” has the meaning set forth in Section 7.14(a).

“Intellectual Property” has the meaning set forth in Section 5.15(a).

“IT Systems” has the meaning set forth in Section 5.15(b).

“Knowledge” means (a) with respect to Parent, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(b) of the Company Disclosure Letter.

“Law” has the meaning set forth in Section 5.7(a).

“Leases” means all leases and subleases (including all amendments, extensions, renewals and other agreements related thereto) of real property leased or subleased by the Company or any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Acceptance Condition” has the meaning set forth in Section 3.1(c).

“Nasdaq” means Nasdaq Copenhagen.

“Nasdaq Listing Application” has the meaning set forth in Section 5.12.

“NCA” means the Norwegian Competition Authority (Konkurransetilsynet).

“New Plans” has the meaning set forth in Section 7.11(c).

“Non-Required Remedy Action” has the meaning set forth in Exhibit K.

“Notified Party” has the meaning set forth in Section 4.1(j).

“NYSE” means the New York Stock Exchange.

“NYSE Listing Application” has the meaning set forth in Section 5.12.

“Offer” has the meaning set forth in the Recitals.

“Offer Consideration” has the meaning set forth in Section 3.1(b).

“Offer Document” has the meaning set forth in Section 3.1(c).

“Old Plans” has the meaning set forth in Section 7.11(c).

“Order” means any order, judgment, writ, decree or injunction, whether temporary, preliminary or permanent, issued by any court, agency or other Governmental Entity.

“Parent” has the meaning set forth in the Preamble.

“Parent Alternative Acquisition Agreement” has the meaning set forth in Section 7.6(a).

“Parent Alternative Proposal” means any bona fide written proposal or offer made by any Person other than the Company and its Affiliates for (a) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Parent, (b) the direct or indirect acquisition by any such Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent (20%) of the assets of Parent and its Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any Person of more than twenty percent (20%) of Parent’s equity securities or of the voting power of the outstanding equity securities of Parent, including any tender offer or exchange offer that, if consummated, would result in any such Person beneficially owning twenty percent (20%) or more of Parent’s equity securities or shares with twenty percent (20%) or more of the voting power of the outstanding equity securities of Parent, or (d) any combination of the foregoing, in each case of subclauses (a) through (c) whether in a single transaction or a series of related transactions.

“Parent Approvals” has the meaning set forth in Section 6.3(a).

“Parent Benefit Plans” means any Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to, by the Parent for the benefit of any current or former employees, officers, directors or consultants of the Parent or its Subsidiaries or with respect to which Parent has any liability.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Book-Entry Shares” has the meaning set forth in Section 4.1(a).

“Parent Capitalization Date” has the meaning set forth in Section 6.2(a).

“Parent Certificates” has the meaning set forth in Section 4.1(a).

“Parent Change of Recommendation” has the meaning set forth in Section 7.5(d).

“Parent Disclosure Letter” has the meaning set forth in Article VI.

“Parent Equity Award” means the Parent Shares issuable pursuant to the terms of awards issued under the Parent Equity Plan.

“Parent Equity Plan” means the Parent 2021 Long-Term Incentive Plan, effective February 18, 2021.

“Parent Exchange Ratio” has the meaning set forth in the Recitals.

“Parent Financial Advisor” has the meaning set forth in Section 6.21.

“Parent Fleet Report” has the meaning set forth in Section 6.27.

“Parent Intervening Event” has the meaning set forth in Section 7.5(d).

“Parent Leased Real Property” has the meaning set forth in Section 6.16.

“Parent Material Adverse Effect” means any Effect that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed in itself or themselves (either alone or in combination) to constitute, and that none of the following shall be taken into account (either alone or in combination) in determining whether there has been, a Parent Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in, or other Effects with respect to, the market price or change in the trading volume of Parent Shares (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (iii) changes or developments in, or other Effects with respect to, the industries in which Parent and its Subsidiaries operate, (iv) (A) the negotiation, execution, or delivery of this Agreement or (B) the public announcement, pendency or consummation of the Parent Merger or other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, customers, suppliers, distributors, regulators or partners, or any litigation relating to this Agreement or the Parent Merger (other than with respect to any warranties of Parent specifically addressing the impact of the Parent Merger or this Agreement on such matters), (v) the identity of the Company or any of its Affiliates, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by the Company, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any hurricane, tornado, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations of any Governmental Entity, (x) changes in generally accepted accounting principles or accounting standards or the interpretation thereof, (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect) or (xii) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions; provided that, with respect to clauses (i), (iii), (vii), (viii), (ix), (x) and (xii), such facts, circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Parent and its Subsidiaries operate; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by Parent or any of its Subsidiaries may be taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Material Contract” means any Contract to which Parent or any of its Subsidiaries is a party that: (i) would be a “material contract” of Parent (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Parent and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of USD 5,000,000; (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity, or (B) which would require Parent or any of its Subsidiaries to pay consideration of more than USD 5,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to Parent and its Subsidiaries, taken as a whole, the ability of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise), of a material portion of the assets (other than goods, products or services in the ordinary course) or capital stock, shares or other equity interests of any Person for aggregate consideration in excess of USD 25,000,000 that has not yet been consummated or pursuant to which Parent or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of USD 5,000,000; or (B) gives any Person the right to acquire any assets of Parent or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than USD 5,000,000; (vii) is a Contract between any of Parent or any of its Subsidiaries, on the one hand, and any shareholder of Parent holding five percent (5%) or more of the issued and outstanding Parent Shares, on the other hand; (viii) is a Contract for futures, swap, collar, put, call, floor, cap, option, or other Contract that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (ix) is a Contract under which any of Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants; (x) is a Contract that contains any provision that requires the purchase of all or a material portion of Parent’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Parent and its Subsidiaries, taken as a whole, or obligates Parent or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the transactions contemplated by this Agreement, will obligate Topco or its Subsidiaries to conduct business on an exclusive or preferential basis with any third party; or (xi) is a Contract expressly limiting or restricting the ability of Parent or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their shares, capital stock, partnership interests, membership interests or other equity interests, as the case may be; provided, however, that “Parent Material Contract” shall not include any Parent Benefit Plan.

“Parent Meeting” has the meaning set forth in Section 7.8.

“Parent Merger” has the meaning set forth in the Recitals.

“Parent Merger Closing” has the meaning set forth in Section 2.6.

“Parent Merger Consideration” has the meaning set forth in Section 2.7(a)(ii).

“Parent Merger Effective Time” has the meaning set forth in Section 2.2.

“Parent Merger Surviving Entity” has the meaning set forth in the Recitals.

“Parent Nominees” has the meaning set forth in Section 7.18(c).

“Parent Owned Real Property” has the meaning set forth in Section 6.16.

“Parent Permits” has the meaning set forth in Section 6.7(c).

“Parent Policies” has the meaning set forth in Section 6.18.

“Parent Real Property” has the meaning set forth in Section 6.16.

“Parent Recommendation” has the meaning set forth in Section 6.3(a).

“Parent RSU Awards” means each award of restricted share units representing the right to receive Parent Shares, or value based on the value of Parent Shares, granted under the Parent Equity Plan.

“Parent SEC Documents” has the meaning set forth in Section 6.4(a).

“Parent Share” has the meaning set forth in Section 6.2(a).

“Parent Shareholder” means a holder of Parent Shares.

“Parent Shareholder Approval” has the meaning set forth in Section 6.23.

“Parent Superior Proposal” means a written Parent Alternative Proposal (with all references to “twenty percent (20%)” in the definition of Parent Alternative Proposal being treated as references to “fifty percent (50%)” for these purposes) which did not result from or arise directly in connection with any material breach of Section 7.5, that the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, and taking into account all of the terms and conditions the Parent Board considers to be appropriate (but including any conditions to and expected timing of consummation of such Parent Alternative Proposal, and all legal, financial and regulatory aspects of such Parent Alternative Proposal and this Agreement), and after taking into account any revisions to the terms and conditions to this Agreement made or proposed and committed to in writing by the Company in response to such Parent Alternative Proposal, to be more favorable to holders of Parent Shares than the transactions contemplated by this Agreement.

“Parent Termination Fee” means an amount equal to the Company Termination Fee.

“Parent Voting Agreements” has the meaning set forth in the Recitals.

“Parent VWAP” means the volume-weighted average closing price of the Parent Shares for the ten (10) trading days ending on the date two (2) Business Days prior to the publication of the Offer Document.

“Parent Warrant Agreements” means, collectively, (i) the Tranche 1 Warrant Agreement, dated as of February 5, 2021, by and among Parent, Computershare Inc. and Computershare Trust Company, N.A.; (ii) the Tranche 2 Warrant Agreement, dated as of February 5, 2021, by and among Parent, Computershare Inc. and Computershare Trust Company, N.A.; and (iii) the Tranche 3 Warrant Agreement, dated as of February 5, 2021, by and among Parent, Computershare Inc. and Computershare Trust Company, N.A.

“Parent Warranties” means each of the warranties made by Topco, Parent and Merger Sub set forth in Article 6.

“Parent Warrants” means the warrants to purchase Parent Shares issued pursuant to the Parent Warrant Agreements.

“Penny Warrant Agreement” means the Penny Warrant Agreement, dated as of February 5, 2021, by and between Parent, Computershare Inc. and Computershare Trust Company, N.A.

“Penny Warrants” means the warrants to purchase Parent Shares issued pursuant to the Penny Warrant Agreement.

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable, the amount or validity of which is being contested in good faith by appropriate proceedings or for which adequate reserves have been established on the relevant Person’s financial statements in accordance with GAAP, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ or other similar Liens arising in the ordinary course of business and consistent with past practice for amounts that are not delinquent and that will be paid in the ordinary course of business, (c) with respect to the Company Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Company Real Property that are not violated by the current use or occupancy of such Company Real Property or the activities currently conducted thereon, in any material respect, (d) with respect to the Parent Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Parent Real Property which are not violated by the current use or occupancy of such Parent Real Property or the activities currently conducted thereon, (e) statutory Liens in favor of lessors arising in connection with any property leased to the Company and its Subsidiaries or Parent and its Subsidiaries, (f) Liens that are disclosed on the most recent consolidated balance sheet of the Company or Parent or notes thereto (or securing liabilities reflected on such balance sheet), (g) with respect to Company Leased Real Property, Liens arising from the terms of the related Leases, (h) with respect to Parent Leased Real Property, Liens arising from the terms of the related Leases, (i) with respect to the Company Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (i), would not interfere with the present use of the properties or assets of the business of the Company and its Subsidiaries, taken as a whole, (j) with respect to the Parent Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (j), would not materially impair the value or interfere with the present use of the properties or assets of the business of Parent and its Subsidiaries, taken as a whole, (k) pledges and Liens to secure the performance of bids, trade contracts, drilling contracts and leases (other than indebtedness), statutory obligations, surety bonds (other than bonds related to judgments or litigation), appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business (including Liens on cash and cash equivalents to secure letters of credit or bank guarantees issued to support such obligations), (l) Liens arising under a contract over goods, documents of title to and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into with customers in the ordinary course of business, (m) Liens arising under any retention of title or conditional sale arrangement or arrangements having similar effect in respect of goods supplied in the ordinary course of business and not as a result of any default or omission by the Company or Parent, as applicable, or any of their respective Subsidiaries and (n) Liens for charters or subcharters or leases or subleases.

“Person” means an individual, a corporation, a company, an exempted company, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity.

“Plan of Merger” has the meaning set forth in Section 2.2.

“Proxy Statement/Prospectus” has the meaning set forth in Section 5.12.

“Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, closure, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with COVID-19 or any other epidemic, pandemic or outbreak of disease, or in connection with or in response to any other public health conditions.

“Registration Rights Agreement” means the agreement in the form attached hereto at Exhibit E to be entered into on the Closing Date between Topco and APMH Invest governing certain registration rights following the Closing Date.

“Registration Statement” has the meaning set forth in Section 5.12.

“Regulatory Remedy Action” has the meaning set forth in Section 7.12(b).

“Related Parties” has the meaning set forth in Section 1.3.

“Relationship Agreement” means the agreement in the form attached hereto at Exhibit F to be entered into on the Closing Date among Topco, Existing Investor and APMH Invest governing certain director nomination rights following the Closing Date.

“Representatives” means, with respect to a Person, such Person’s investment bankers, consultants, attorneys, accountants, agents, advisors, Affiliates and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 16 Information” has the meaning set forth in Section 7.15.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means any Subsidiary that constitutes a “significant subsidiary” of a Person within the meaning of Rule 1-02 of Regulation S-X of the Exchange Act.

“Specified Approvals” has the meaning set forth in Section 5.3(b).

“Squeeze-out Period” has the meaning set forth in Section 3.2(a)(ii).

“Subsidiary” means, (i) any corporation, company, partnership, association, trust or other form of legal entity of which more than fifty percent (50%) of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Supporting Parent Shareholders” means certain Parent Shareholders party to the Parent Voting Agreements.

“Takeover Law” has the meaning set forth in Section 5.23.

“Takeover Order” means the DFSA’s Executive Order on Takeover Bids, Executive Order no. 636/2020 (“Bekendtgørelse om Overtagelsestilbud”).

“Tax Return” has the meaning set forth in Section 5.13(g).

“Taxes” has the meaning set forth in Section 5.13(g).

“Temporary Share Certificates” means temporary share certificates representing Topco Shares to be used for settlement purposes if deemed relevant, such temporary share certificates to be issued in a temporary ISIN of Topco and listed on Nasdaq Copenhagen prior to delivery to the Company Shareholders having accepted to tender their Company Shares in the Offer and subsequently automatically exchanged for a corresponding number of Topco Shares issued in the permanent ISIN of Topco and upon such exchange the temporary purchase certificates will cease to exist.

“Termination Date” has the meaning set forth in Section 7.1(a).

“Termination Fees” has the meaning set forth in Section 9.3(f).

“Topco” has the meaning set forth in the Preamble.

“Topco Amended Articles” has the meaning set forth in Section 7.18(b).

“Topco Board” has the meaning set forth in the Recitals.

“Topco Share Issuance” means the issuance by Topco of up to 133,263,973 Topco Shares (as adjusted in accordance with Section 4.1(i)) upon the consummation of the Parent Merger and the Offer.

“Topco Shares” means ordinary shares of a par value of USD 0.00001 each in the capital of Topco.

“Transaction Announcement” has the meaning set forth in Section 7.13.

“Transfer Taxes” has the meaning set forth in Section 7.21(a).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“VAT” means (a) any Tax imposed in compliance with the United Kingdom Value Added Tax Act 1994 or Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (b) any other Tax of a similar or equivalent nature, including any value added tax, goods and services tax and/or sales tax, whether imposed in the United Kingdom, Denmark or any other jurisdiction.

“Willful and Material Breach” means a material breach of this Agreement that is the consequence of an intentional act or omission by a party with the actual knowledge that the taking of such action or failure to take such action would be a breach of this Agreement.

Section 1.2 Headings. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 1.3 Interpretation. When a reference is made in this Agreement to an article or section, such reference shall be to an article or section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “USD” in this Agreement are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it were drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, for the purposes of this Agreement, with respect to Parent or the Company, the term “Affiliate” or “Representative” shall not include, and no provision of this Agreement shall be applicable to, (i) any investment funds, accounts or companies advised or managed by any equityholder of either Parent or the Company or any Affiliate thereof (“Related Parties”), (ii) the direct or indirect portfolio companies of investment funds, accounts and companies advised or managed by any Related Party or (iii) any of their respective Affiliates.

ARTICLE II

THE PARENT MERGER

Section 2.1 The Parent Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Cayman Companies Act, prior to the Closing Date Parent shall be merged with and into Merger Sub, with Merger Sub continuing as the Parent Merger Surviving Entity in the Parent Merger and the separate existence and legal personality of Parent ceasing as a result of the Parent Merger.

Section 2.2 Effective Time of the Parent Merger. Prior to the Closing Date, Parent and Merger Sub shall file with the Registrar of Companies of the Cayman Islands a plan of merger, substantially in the form of Exhibit C hereto (such plan of merger, together with such other amendments agreed between Parent, Merger Sub and the Company, the “Plan of Merger”), and such documents as may be required in accordance with the applicable provisions of the Cayman Companies Act (collectively, the “Cayman Merger Documents”), each executed in accordance with, and containing such information as is required by, the relevant provisions of the Cayman Companies Act in order to effect the Parent Merger. The Parent Merger shall become effective at such time as the Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other, later date and time as is agreed among Topco, Parent and the Company and specified in the Plan of Merger in accordance with the relevant provisions of the Cayman Companies Act (being no later than the ninetieth (90th) day after the date of such registration); provided, that the Parent Merger shall in all cases become effective not later than the day prior to the Closing Date (such date and time is hereinafter referred to as the “Parent Merger Effective Time”).

Section 2.3 Effects of the Parent Merger. The effects of the Parent Merger shall be as provided in this Agreement and in the applicable provisions of and the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Parent Merger Effective Time, all of the property, rights, privileges, powers and franchises of Parent and Merger Sub shall vest in the Parent Merger Surviving Entity, and all debts, liabilities and duties of Parent and Merger Sub shall become the debts, liabilities and duties of the Parent Merger Surviving Entity, all as provided under the Cayman Companies Act.

Section 2.4 Organizational Documents of the Parent Merger Surviving Entity. At the Parent Merger Effective Time, the memorandum and articles of association of the Merger Sub as in effect immediately prior to the Parent Merger Effective Time will remain unchanged and will be the memorandum and articles of association of the Parent Merger Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.

Section 2.5 Directors and Officers of the Parent Merger Surviving Entity. Subject to applicable Law, the directors and officers of Merger Sub immediately prior to the Parent Merger Effective Time shall be the initial directors and officers of the Parent Merger Surviving Entity and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 2.6 Parent Merger Closing. Subject to the continuing satisfaction (or, to the extent permitted by applicable Law, waiver in writing by the Company) of the conditions set forth in Article VIII (other than those conditions that by their terms or nature can only be satisfied at the Parent Merger Closing or the Closing, as applicable), the closing of the Parent Merger (the “Parent Merger Closing”) shall take place at least one day prior to the Closing Date.

Section 2.7 Effect on Securities.

(a) Conversion of Merger Sub and Parent Securities. Subject to the other provisions of this Article II and Article IV, at the Parent Merger Effective Time, by virtue of, and as part of the agreed consideration for, the Parent Merger and without any action on the part of Topco, Parent, Merger Sub, the holder of any Parent Shares or the holder of any shares in the Merger Sub:

(i) the shares of Merger Sub issued and outstanding immediately prior to the Parent Merger Effective Time shall be automatically converted into and become shares of the Parent Merger Surviving Entity and shall (subject to subclause (ii) below) constitute the only outstanding shares of the Parent Merger Surviving Entity;

(ii) other than Parent Shares to be cancelled pursuant to Section 2.7(a)(iii), immediately following the occurrence of the matters contemplated by Section 2.7(a)(i) each Parent Share issued and outstanding immediately prior to the Parent Merger Effective Time shall be automatically converted into and shall thereafter represent the right to receive one newly and validly issued, fully paid and nonassessable Topco Share on the basis of the Parent Exchange Ratio (the “Parent Merger Consideration”) and immediately following such conversion (and any cancellation of the Penny Warrants pursuant to Section 2.7(a)(iv)), the Parent Merger Surviving Entity shall issue 999 shares to Topco in consideration for the issuance by Topco of the Parent Merger Consideration (and any Topco Shares issued pursuant to Section 2.7(a)(iv) in respect of the Penny Warrants) and the Parent Merger Surviving Entity shall procure that its register of members shall be updated to reflect such issuance;

(iii) each Parent Share held by Parent as treasury shares shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto;

(iv) subject to an election by the Parent Board to such effect, each Penny Warrant issued and outstanding immediately prior to the Parent Merger Effective Time shall cease to represent a right to acquire the number of Parent Shares set forth in such Penny Warrant and shall be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the product of (A) the number of Parent Shares underlying such Penny Warrant immediately prior to the Parent Merger Effective Time and (B) the Parent Exchange Ratio;

(v) each Parent Warrant issued and outstanding immediately prior to the Parent Merger Effective Time shall cease to represent a right to acquire the number of Parent Shares set forth in such Parent Warrant and shall be converted automatically into a warrant to acquire a number of Topco Shares equal to the product of (a) the number of Parent Shares underlying such Parent Warrant immediately prior to the Parent Merger Effective Time and (b) the Parent Exchange Ratio; provided that (A) any fractional Parent Shares shall be round to the nearest whole share, with the same terms as were in effect immediately prior to the Parent Merger Effective Time under the terms of the applicable Parent Warrant Agreement and (B) the parties will use all reasonable endeavours to ensure that the mechanics of the conversion of any Parent Warrant pursuant to this Section 2.7 is carried out in a commercially efficient manner; and

(vi) the share capital of Topco existing immediately prior to the Parent Merger Effective Time shall be redesignated as B ordinary shares as prescribed by the Topco Amended Articles.

(b) Appraisal Rights. No appraisal rights or similar rights shall be available with respect to the Parent Merger.

Section 2.8 Treatment of Parent Equity Awards.

(a) Each Parent RSU Award that is outstanding immediately prior to the Parent Merger Effective Time shall, as of the Parent Merger Effective Time, cease to represent a right to acquire Parent Shares (or value equivalent to Parent Shares) and each of Topco and Parent shall take steps to procure that such Parent RSU Awards are, at the Parent Merger Effective Time, converted into, or substituted for, the right to acquire, on the same terms and conditions as were applicable under the Parent RSU Award (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Parent Shares subject to such Parent RSU Award immediately prior to the Parent Merger Effective Time and (2) the Parent Exchange Ratio; provided that any fractional Parent Shares shall be rounded to the nearest whole share. For the avoidance of doubt, with respect to any Parent RSU Award that is settled into Parent Shares or cash at the Parent Merger Effective Time pursuant to the terms of the Parent Equity Plan or in any award agreement as in effect on the date hereof, such Parent RSU Award will be settled into Parent Shares or cash, as applicable, immediately prior to the Parent Merger Effective Time and any such Parent Shares received in settlement of any Parent RSU Award shall be treated as set forth in Section 2.7.

(b) Prior to the Parent Merger Effective Time, Parent will adopt such resolutions of the Parent Board (or any appropriate committee thereof) as are required to effectuate the actions contemplated by this Section 2.8.

(c) Topco shall take all corporate action necessary to authorize the allotment and issue of a sufficient number of Topco Shares for delivery with respect to the Parent RSU Awards assumed by it in accordance with this Section 2.8. As of the Closing Date, Topco shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Topco Shares subject to such Parent RSU Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent RSU Awards remain outstanding. With respect to those individuals who subsequent to the Parent Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Topco shall administer the Parent Equity Plan assumed pursuant to this Section 2.8 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

ARTICLE III

THE OFFER

Section 3.1 The Offer.

(a) Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been validly terminated pursuant to Article IX, and subject to (i) to the extent required, Topco’s receipt of a final approval by the DFSA (or any other relevant regulator) (A) of any EU Prospectus required under the EU Prospectus Regulation or any other similar documents or notifications as required under other applicable Laws to announce and make the Offer and subsequently of (B) the Offer Document (as defined herein), (ii) the publication of the recommendation of the Company Board to the Company Shareholders to accept the Offer and tender their Company Shares to Topco in the Offer (the “Company Recommendation”) simultaneously with the publication of the Offer Document, and (iii) the Company or the Company Board or executive management not having entered into a Company Alternative Proposal, Topco shall procure the publication of the EU Prospectus and the Offer Document and commence the Offer.

(b) In the Offer, each Company Share accepted by Topco in accordance with the terms and subject to the conditions of the Offer (including that each Company Shareholder must tender in respect of all, and not just some, Company Shares held by it and excluding any Company Shares subject to a Cash Election) shall be exchanged for newly and validly issued, fully paid and nonassessable Topco Shares on the basis of the Company Exchange Ratio; provided that to the extent that a Company Shareholder makes a Cash Election, it shall receive up to USD 1,000 in cash, payable in DKK (with such amount payable in DKK translated from USD 1,000 at the Exchange Rate on the date two (2) Business Days prior to the publication of the Offer Document) (the “Cash Consideration”), equal to the product of (A) the number of Company Shares subject to the Cash Election, (B) the Company Exchange Ratio and (C) the Parent VWAP; provided, however, that the aggregate Cash Consideration to be paid in the Offer shall not exceed USD 50 million (the “Cash Consideration Cap”) and, to the extent the aggregate Cash Consideration payable to Company Shareholders would exceed the Cash Consideration Cap, the Company Shareholders making a Cash Election shall receive their pro rata portion of cash equal to the Cash Consideration Cap (the Topco Shares and cash payable in the Offer, “Offer Consideration”), subject to the other provisions of this Article III.

(c) The Offer shall be made by means of an offer document approved by the DFSA in accordance with the Takeover Order (the “Offer Document”) that is disseminated to holders of Company Shares pursuant to the Takeover Order and contains, to the extent required by the Takeover Order, the terms and conditions set forth in this Agreement (including Exhibit D). The Offer shall not be made, and the Company Shares will not be accepted for purchase from or on behalf of persons, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other Laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by this Agreement. Topco shall take all reasonable endeavours to consummate the Offer, subject to the terms and conditions hereof (including Exhibit D). The obligation of Topco to accept for exchange or, in the case of the Cash Election Shares, cash purchase (and the obligation of Parent to cause Topco to accept for exchange and cash purchase, as applicable) Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to (i) the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Company Shares that, upon the consummation of the Offer, together with the Company Shares then owned by Topco and Parent (if any) (excluding any treasury shares held by the Company and Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the depositary for the Offer pursuant to such procedures), would represent at least 80% of the then outstanding Company Shares and voting rights of the Company immediately after the consummation of the Offer (the “Minimum Acceptance Condition”); and (ii) the other conditions set forth in Exhibit D.

(d) Subject to the occurrence of the Parent Merger Closing, Topco expressly reserves the right to waive or modify the conditions to the Offer as set forth in clauses (A), (C) to (I) and (K) of Exhibit D, subject to applicable Law, and to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding anything to the contrary set forth herein, without the prior written consent of the Company in its sole discretion, Topco may not (and Parent shall not permit Topco to) (i) waive the Minimum Acceptance Condition (other than the percentage included therein, which may be lowered by Topco in its sole discretion to not less than 70%) or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) reduces the Offer Consideration to be paid in the Offer (other than in each case an adjustment made pursuant to Section 4.1(i)), (C) extends the Offer, other than in a manner required or permitted by Section 3.1(f), or (D) except as otherwise permitted in this Section 3.1(d), amends or modifies any term of or condition to the Offer (including the conditions in Exhibit D) in any manner that has an adverse effect, or would be reasonably likely to have an adverse effect, on the Company Shareholders that is not de minimis.

(e) Fractional Shares. No fractional Topco Shares shall be issued pursuant to the Offer, and no entitlements to fractional share interests shall entitle the owner thereof to vote or to any other rights of a shareholder of Topco. Notwithstanding any other provision of this Agreement, each Company Shareholder who otherwise would be entitled to receive a fraction of a Topco Share pursuant to the Offer (after aggregating all Company Shares validly tendered in the Offer (and not validly withdrawn) by such Company Shareholder) shall receive, in lieu thereof, cash, without interest, in an amount, payable in DKK (such DKK amount translated from USD at the Exchange Rate on the last trading day immediately preceding the Parent Merger Effective Time), equal to such fractional part of a Topco Share multiplied by the closing price on the NYSE for a Parent Share on the last trading day immediately preceding the Parent Merger Effective Time, rounded to the nearest whole cent.

(f) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Section 3.1(f), the Offer shall expire at 11:59 p.m., Central European time (5:59 p.m., Eastern time), on the date that is four weeks (calculated in accordance with the Takeover Order) after the date the Offer is first commenced. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended (the initial expiration date, or such subsequent time and date to which the expiration of the Offer is extended pursuant to and in accordance with this Agreement and subject to applicable Laws, the “Expiration Date”).

(ii) Notwithstanding the provisions of Section 3.1(f)(i) or anything to the contrary set forth in this Agreement (unless Topco and Parent receive the prior written consent of the Company (which may be granted or withheld in the Company’s sole discretion)):

(A) Topco shall (and Parent shall cause Topco to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the DFSA or of the Nasdaq, in any such case, which is applicable to the Offer, or to the extent necessary to resolve any comments of the DFSA applicable to the Offer or the Offer Documents;

(B) in the event that any of the conditions to the Offer (other than the Minimum Acceptance Condition, the condition set forth in clause (i) (with respect to Section 5.10(b)) of Exhibit D, and any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) have not been satisfied or waived as of any then-scheduled expiration of the Offer, Topco shall (and Parent shall cause Topco to) extend the Offer for successive extension periods of at least two weeks each (or for such longer period as may be agreed by Parent and the Company); and

(C) if as of any then-scheduled expiration of the Offer each condition to the Offer (other than the Minimum Acceptance Condition and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) has been satisfied or waived and the Minimum Acceptance Condition has not been satisfied, Topco may, and, at the request in writing of the Company, Topco shall, and Parent shall cause Topco to, extend the Offer for successive extension periods of at least two weeks each (with the length of each such period being determined in good faith by Parent) (or for such longer period as may be agreed by Parent and the Company in writing); provided, that in no event shall Topco or Parent be required to (and Parent shall not be required to cause Topco to) extend the expiration of the Offer pursuant to this clause (C) (i) if (x) the Minimum Acceptance Condition is not satisfied by a number of Company Shares that is equal to or less than the aggregate number of Company Shares held or beneficially owned by any Company Shareholders party to a Company Undertaking that have not been tendered, or have been tendered but validly withdrawn, in the Offer as of such time and (y) as of such time such Company Shareholders whose untendered Company Shares are necessary to satisfy the Minimum Acceptance Condition are not using good faith and diligent endeavours to tender the necessary Company Shares into the Offer, or (ii) for more than four weeks in the aggregate; provided, that, notwithstanding anything to the contrary in this Agreement, (1) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of Parent or the Company to terminate this Agreement pursuant to Section 9.1 and (2) Topco shall not be required (and Parent shall not be required to cause Topco) to extend the Offer beyond the End Date.

(iii) Neither Parent nor Topco shall terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article IX in which case Topco shall (and Parent shall cause Topco to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of this Agreement.

(iv) Topco and Parent shall keep the Company reasonably informed on a reasonably current basis of the status of the Offer, including with respect to the number of Company Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto.

(g) Payment for Company Shares in the Offer. On the terms of and subject to the conditions set forth in this Agreement and the Offer, Topco shall (and Parent shall cause Topco to) accept for payment, and pay for, all Company Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date (as it may be extended in accordance with Section 3.1(f)(ii)) or, at Parent’s election, concurrently with the expiration of the Offer if all conditions to the Offer have been satisfied or waived (such time of acceptance, the “Acceptance Time”). The occurrence of the Acceptance Time is referred to herein as the “Closing” and the date on which the Closing actually occurs is referred to as the “Closing Date”. The consideration in the Offer payable in respect of each Company Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the holder thereof in listed Topco Shares or Temporary Share Certificates (and cash in lieu of fractional Topco Shares, if any) or, in respect of any Cash Election Shares subject to a Cash Election, cash, without interest and subject to reduction for any applicable withholding Taxes payable in respect thereof, if any.

(h) Offer Document.

(i) Parent and Topco will prepare the Offer Document in accordance with Danish Law, including the Takeover Order, and in accordance with the terms of this Agreement. In case of any contradiction between legally mandatory provisions under Danish Law as interpreted by DFSA (including any regulation promulgated thereunder) and this Agreement, the respective provisions under, and interpretation of, the Takeover Order shall prevail and this Agreement shall be amended to reflect the Parties’ intentions to the utmost extent.

(ii) As soon as practicable on the date the Offer Document is approved by the DFSA, Parent and Topco shall cause the Offer Document to be disseminated to holders of Company Shares as and to the extent required by the Takeover Order.

(i) Company Information. In connection with the Offer and the Compulsory Purchase, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Topco with such necessary or appropriate assistance and such information as Topco or its agents may reasonably request in order to disseminate and otherwise communicate the Offer (including the EU Prospectus) in accordance with applicable Law, including by way of stock exchange announcement and to holders of Company Shares recorded in the share register and shall promptly furnish Parent and Topco with such additional necessary or appropriate information and assistance as Parent and Topco or their Representatives may reasonably request in order to communicate the Offer to the Company Shareholders. Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Document and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Topco (and their respective Representatives) shall: (i) hold in confidence the information contained in information provided by the Company under this Section 3.1(i); (ii) treat and process such information in accordance with applicable data protection laws; (iii) use such information only in connection with the transactions contemplated by this Agreement; and (iv) in the event that this Agreement is terminated in accordance with Article IX, as promptly as reasonably practicable, return to the Company or destroy all copies of such information then in their possession or control.

Section 3.2 Compulsory Purchase.

(a) Compulsory Purchase. Subject to prior approval of any required EU Prospectus, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the Danish Companies Act (the “DCA”), if more than 90% of the issued and outstanding Company Shares are acquired by Topco, as soon as possible following the Closing Date:

(i) Topco will initiate and complete the Compulsory Purchase; and

(ii) The consideration payable in respect of each Minority Share shall be equal in value to the Offer Consideration (the “Compulsory Purchase Consideration”) and paid net to the holder thereof in accordance with applicable Law (i) either in cash or in Topco Shares (and cash in lieu of fractional Topco Shares, if any) at the election of each holder of Minority Shares which have responded during the mandatory notice period pursuant to sections 70-72 of the DCA (the “Squeeze-out Period”), and (ii) in cash only for any holder of Minority Shares who does not transfer their Minority Shares during the Squeeze-out Period. Such consideration payable in respect of each Minority Share shall be payable without interest and subject to reduction for any applicable withholding Taxes payable in respect thereof, if any. Any holders of Minority Shares located in any jurisdiction in which the acceptance of Topco Shares as consideration in the Compulsory Purchase would not be in compliance with the securities or other Laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by this Agreement shall only be offered the opportunity to receive cash for their Minority Shares.

Section 3.3 Treasury Shares. Subject to the other provisions of this Article III and Article IV, the Company shall not be entitled to accept the Offer in respect of any Company Shares held as treasury shares at the Acceptance Time and, for the avoidance of doubt, no other financial instruments issued by the Company.

Section 3.4 Treatment of Company Equity Awards.

(a) Each Company RSU Award that is outstanding immediately prior to the Acceptance Time shall, as of the Acceptance Time, cease to represent a right to acquire Company Shares (or value equivalent to Company Shares) and each of the Company and Topco shall take steps to procure that such Company RSU Awards to be converted, at the Acceptance Time, into the right to acquire, on the same terms and conditions as were applicable under the Company RSU Award (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Company Shares subject to such Company RSU Award immediately prior to the Acceptance Time and (2) the Company Exchange Ratio; provided that any fractional Company Shares shall be rounded to the nearest whole share. For the avoidance of doubt, with respect to any Company RSU Award that is settled into Company Shares or cash at the Acceptance Time pursuant to the terms of the Company Equity Plans or in any award agreement as in effect on the date hereof, such Company RSU Award will be settled into cash or Company Shares, as applicable, immediately prior to the Acceptance Time and any such Company Shares received in settlement of any Company RSU Award shall be treated as set forth in Section 3.2.

(b) Prior to the Acceptance Time, the Company will adopt such resolutions of the Company Board (or any appropriate committee thereof) as are required to effectuate the actions contemplated by this Section 3.4.

(c) Topco shall take all corporate action necessary to authorize the allotment and issue of sufficient number of Topco Shares for delivery with respect to the Company Equity Awards assumed by it in accordance with this Section 3.4. As of the Closing Date, Topco shall (1) file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Topco Shares subject to such Company Equity Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Equity Awards remain outstanding and (2) take any action required under the EU Prospectus Regulation. With respect to those individuals who subsequent to the Acceptance Time will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Topco shall administer the Company Equity Plans assumed pursuant to this Section 3.4 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act. For the avoidance of doubt, with respect to any Company RSU Award that continues to be held after the Acceptance Time and, at the appropriate time, entitles the holder of the same to the right to receive Topco Shares, for so long as Topco Shares are listed on Nasdaq such Company RSU Award shall be settled by way of the issue of Topco Shares listed and traded through Nasdaq, the delivery of which will be effected and settled through Danish VP Securities A/S.

ARTICLE IV

EXCHANGE PROCEDURES

Section 4.1 Exchange of Securities.

(a) Exchange Agent and Exchange Fund. Prior to the Parent Merger Effective Time, Topco shall deposit with a U.S. bank or trust company that shall be appointed by Topco and Parent to act as an exchange agent hereunder (the “Exchange Agent”), for the benefit of the Parent Shareholders and Company Shareholders, evidence of shares in book-entry form, representing listed Topco Shares that are issuable pursuant to Article II in respect of Parent Shares represented by certificates (the “Parent Certificates”) or by book-entry (the “Parent Book-Entry Shares”) and Article III in respect of Company Shares represented by book-entry (the “Company Book-Entry Shares” and, together with the Parent Book-Entry Shares, the “Book-Entry Shares”), in each case that have been properly delivered to the Exchange Agent. Such evidence of book-entry form for Topco Shares so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”.

(b) Exchange Procedures. As soon as reasonably practicable after the Acceptance Time and in any event within five (5) Business Days of the Closing Date, Topco shall cause the Exchange Agent to mail to each holder of record of Parent Shares and Company Shares: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Parent Certificates, as applicable, shall pass, only upon proper delivery of the Parent Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (ii) instructions for use in effecting the surrender of the Parent Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, therefor. Such letter of transmittal shall be in such form and have such other provisions as Topco, Parent and the Company may specify. The delivery of Offer Consideration in exchange for surrendered Company Book-Entry Shares and as Compulsory Purchase Consideration for Minority Shares will be effected and settled through Danish VP Securities A/S (unless Parent and the Company agree otherwise).

(c) Surrender of Parent Shares and Company Shares. Upon surrender of Parent Shares or Company Shares to the Exchange Agent, if applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Parent Shares or Company Shares shall be entitled to receive in exchange therefor the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, deliverable in respect of such Parent Shares or Company Shares pursuant to this Agreement and amounts to which such Parent Shares or Company Shares become entitled in accordance with Section 4.1(d). In the event of a transfer of ownership of Parent Shares or Company Shares that is not registered in the register of shareholders of Parent or the Company, as applicable, any Topco Shares to be issued upon due surrender of the Parent Shares or Company Shares may be issued to a transferee if such Parent Shares or Company Shares are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 4.1, each Parent Share and Company Share shall be deemed at any time after the Parent Merger Effective Time and Acceptance Time, as applicable, to represent only the right to receive, upon such surrender, the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, deliverable in respect of the interests represented by such Parent Shares and Company Shares pursuant to this Agreement and any amounts to which such Parent Shares and Company Shares become entitled in accordance with Section 4.1(d).

(d) Treatment of Unexchanged Equity. No dividends or other distributions with respect to Topco Shares issuable with respect to the Parent Shares or Company Shares shall be paid to the holder of any unsurrendered Parent Certificates or Book-Entry Shares until those Parent Certificates or Book-Entry Shares are surrendered as provided in this Section 4.1(d). Upon surrender, there shall be issued and/or paid to the holder of the Topco Shares issued in exchange therefor, without interest, (i) at the time of surrender, the dividends or other distributions payable with respect to those Topco Shares with a record date on or after the date of the Parent Merger Effective Time or Acceptance Time, as applicable, and a payment date on or prior to the date of this surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to those Topco Shares with a record date on or after the date of the Parent Merger Effective Time or Acceptance Time, as applicable, but with a payment date subsequent to surrender.

(e) No Further Ownership Rights in Parent Shares or Company Shares. The Parent Merger Consideration, Offer Consideration and the Compulsory Purchase Consideration delivered in accordance with the terms of Article II and Article III, respectively, upon conversion of any Parent Shares and Company Shares, as applicable, together with any amounts to which such Parent Shares and Company Shares become entitled in accordance with Section 4.1(d), shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such Parent Shares and Company Shares. From and after the Parent Merger Effective Time and Acceptance Time, as applicable, (i) all holders of Parent Shares and holders of Company Shares having accepted the Offer shall cease to have any rights as shareholders of Parent and the Company, respectively, other than the right to receive the Parent Merger Consideration, Offer Consideration and Compulsory Purchase Consideration into which the Parent Shares and Company Shares have been converted pursuant to this Agreement (together with any amounts to which such Parent Shares and Company Shares become entitled in accordance with Section 4.1(c), without interest) and (ii) the register of shareholders of Parent and the Company shall be closed with respect to all Parent Shares and Company Shares, as applicable, outstanding immediately prior to the Parent Merger Effective Time and Acceptance Time, as applicable, and there shall be no further registration of transfers on the transfer books of the Parent Merger Surviving Entity of Parent Shares or on the transfer books of the Company of Company Shares, in each case that were outstanding immediately prior to the Parent Merger Effective Time or Acceptance Time, as applicable, and in respect of the Company Shares, for which the holder has accepted the Offer. If, after the Parent Merger Effective Time or Acceptance Time, any Parent Shares or Company Shares, as applicable, are presented to the Parent Merger Surviving Entity or the Exchange Agent for any reason, such Parent Shares or Company Shares, as applicable, shall be cancelled and exchanged as provided in this Article II and Article III, respectively.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, if any, as directed by Parent and Topco; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Parent Shares pursuant to Article II or to holders of Company Shares pursuant to Article III, and following any losses from any such investment, Topco shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Parent Shares at the Parent Merger Effective Time or holders of Company Shares at the Acceptance Time, as the case may be, in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to Topco, upon demand.

(g) No Liability; Termination of Exchange Fund. None of Topco, Parent, the Parent Merger Surviving Entity, the Company or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund that remains undistributed to the remaining shareholders of Parent or the Company on the first anniversary of the Closing Date shall be delivered to Topco, upon demand by Topco.

(h) Withholding. Topco and the Exchange Agent, and each of their respective Affiliates, shall be entitled to deduct and withhold any amounts otherwise payable pursuant to this Agreement such amounts as each is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted or withheld by Topco or the Exchange Agent, or any of their respective Affiliates, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i) Certain Adjustments. If, between the date of this Agreement and the Closing Date (and as permitted by Article VII), the outstanding Topco Shares, Company Shares or Parent Shares or securities convertible into, or exercisable or exchangeable for Topco Shares, Company Shares or Parent Shares shall have been changed into, or exchanged for, a different number of shares or a different class of shares by reason of any transfer of treasury shares by the Company pursuant to any Benefit Plan, subdivision, reorganization, reclassification, recapitalization, share split, share capitalisation, consolidation, reverse share split, combination or exchange of shares, or a share dividend shall be declared with a record date within such period, or any similar event shall have occurred (a “Consideration Adjustment Event”), then the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as the case may be, will be equitably adjusted, without duplication; provided, however, that nothing in this Section 3.1(i) shall be construed to permit Topco to take any action with respect to its securities that is prohibited by Section 7.2 or the other terms of this Agreement.

(j) Adjustments Dispute Mechanism. If the share capital of Topco, the Company or Parent is subject to a Consideration Adjustment Event, then such party (the “Notifying Party”) shall promptly notify the other parties (the “Notified Parties”) of such event specifying the details of the proposed adjustment to the Parent Merger Consideration, Offer Consideration and/or Compulsory Purchase Consideration (as applicable). In the event that either of the Notified Parties does not agree with the adjustment proposed by the Notifying Party and the Notifying Party and Notified Parties cannot agree on the adjustment to be made to the Parent Merger Consideration, Offer Consideration and/or Compulsory Purchase Consideration (as applicable) within twenty (20) Business Days of the receipt of the notification from the Notifying Party, the adjustment shall be determined in good faith by such individual at an independent firm of chartered accountants of international repute as the Notifying Party and Notified Parties may agree or, failing such agreement within five (5) Business Days of commencement of discussions, by such independent firm of chartered accountants of international repute in London as the President of the Institute of Chartered Accountants in England and Wales (the “ICEAW President”) may nominate, at the election of either the Notifying Party or a Notified Party, and if such an election is made then the parties undertake to jointly instruct the ICEAW President to make such appointment. The Notifying Party and Notified Parties shall be entitled to make written submissions to such person setting out the basis for their respective relevant proposals.

(k) Lost, Stolen or Destroyed Parent Certificates. In the case of any Parent Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Parent Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in a customary amount as indemnity against any claim that may be made against it with respect to such Parent Certificate, the Exchange Agent will pay and deliver, in exchange for such lost, stolen or destroyed Parent Certificate, the Parent Merger Consideration, Offer Consideration or Compulsory Purchase Consideration, as applicable, and any dividends or distributions on the Parent Certificate had such lost, stolen or destroyed Parent Certificate been surrendered as provided in this Section 4.1(k).

Section 4.2 Further Assurances. If at any time before or after the Acceptance Time, Topco, Parent, the Company or the Parent Merger Surviving Entity reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Parent Merger, the Offer or the Compulsory Purchase or to carry out the purposes and intent of this Agreement at or after the Acceptance Time, then Topco, Parent, the Company, the Parent Merger Surviving Entity and their respective officers, managers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Parent Merger, the Offer and the Compulsory Purchase, if any, and to carry out the intent and purposes of this Agreement.

ARTICLE V

WARRANTIES OF THE COMPANY

Except as disclosed (a) in the listing prospectus dated 4 March 2019 or the financial reports, announcements and presentations available at investor.maerskdrilling.com/financial-reports-presentations on the Business Day immediately prior to the date of this Agreement other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” or (b) in the disclosure letter delivered by the

Company to Topco and Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to all Sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), the Company warrants to Topco and Parent as at the date of this Agreement as follows:

Section 5.1 Qualification, Organization, Significant Subsidiaries, etc.

(a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of Denmark and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Topco and Parent true and complete copies of the certificate of incorporation and the articles of association of the Company.

(b) Each of the Company’s Significant Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the certificate of incorporation, the articles of association, charters and/or bylaws (or similar organizational documents) of each of the Company’s Significant Subsidiaries. Section 5.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Significant Subsidiary of the Company and each Significant Subsidiary’s jurisdiction of organization. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by the Company or by a direct or indirect, wholly owned Significant Subsidiary of the Company, free and clear of any Liens. No direct or indirect Significant Subsidiary of the Company owns any Company Shares or Company Equity Awards.

(c) Each drilling unit owned or leased by the Company or any of its Subsidiaries, which is subject to classification, is in class and free of suspension or cancellation to class, and is registered under the flag of its flag jurisdiction.

Section 5.2 Capital Stock.

(a) The authorized share capital of the Company consists of DKK 415,321,120 divided into shares of DKK 10 each or multiples thereof. As of the close of business on November 2, 2021 (the “Company Capitalization Date”), there were (i) 41,532,112 Company Shares issued and outstanding, (ii) 243,164 Company Shares held by the Company in its treasury, and (iii) Company Equity Awards in respect of an aggregate of 293,027 Company Shares in the form of Company RSU Awards. All outstanding Company Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Company Capitalization Date, the Company has not issued any shares of its capital stock.

(b) Except as set forth in subsection (a) above, as of the date of this Agreement, (i) the Company does not have any shares of its capital stock issued or outstanding other than Company Shares that have become outstanding after the Company Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (ii) there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of capital stock (or other property in respect of the value thereof) to which the Company or any of the Company’s Significant Subsidiaries is a party obligating the Company or any of the Company’s Significant Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Significant Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, and (iii) there are no outstanding obligations of the Company or any Significant Subsidiary of the Company to make any payment based on the price or value of any capital stock or other equity securities of the Company or any of its Significant Subsidiaries.

(c) Neither the Company nor any of its Significant Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(d) Other than the Company Undertaking, to the extent entered into after execution of this Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Significant Subsidiaries is a party with respect to the voting of the capital share or other equity interest of the Company or any of its Significant Subsidiaries.

Section 5.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The Company Board at a duly held meeting has (i) determined that the terms of the Offer and the Compulsory Purchase, if any, and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its shareholders, and (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and the Offer, if any. No corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Topco, Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by the Company of this Agreement and the Company Board’s participation in the Offer and the other transactions contemplated by this Agreement by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any federal, state, local or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the approval of the Offer Document by, and the filing of the Offer Document with, the DFSA, (ii) the filing of any documents relating to the Compulsory Purchase, (iii) any filings required or advisable under any Antitrust Laws, (iv) compliance with the applicable requirements of the Danish Capital Markets Act and orders issued thereunder, the EU Market Abuse Regulation and the EU Prospectus Regulation, (v) compliance with the rules and regulations of any applicable stock exchange, (vi) compliance with any applicable foreign or state securities or blue sky laws, (vii) any approvals or clearances under any Foreign Direct Investment Laws and (viii) and the other consents and/or notices set forth on Section 5.3(b) of the Company Disclosure Letter (collectively, subclauses (i) through (viii), the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 5.3(b) only, subclause (iv)(A) of the proviso to the definition of “Company Material Adverse Effect”).

(c) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Offer and the other transactions contemplated by this Agreement do not and will not (i) contravene or conflict with, or breach any provision of, the organizational or governing documents of the Company or any of its Significant Subsidiaries and (ii) assuming compliance with the matters referenced in Section 5.3(b) and receipt of the Specified Approvals, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to the Company or any of its Significant Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any Contract to which the Company or any of its Significant Subsidiaries or by which they or any of their respective properties or assets may be bound or affected, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Significant Subsidiaries, other than, in the case of subclauses (ii)(A) and (B), (1) the Company Debt Documents or (2) any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (disregarding, for purposes of this Section 5.3(c) only, subclause (iv)(A) of the proviso to the definition of “Company Material Adverse Effect”).

Section 5.4 Reports and Financial Statements.

(a) The Company has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the DFSA and the Danish Business Authority since January 1, 2020 (as amended and supplemented from time to time, the “Company Filing Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the DFSA and the Danish Business Authority and, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed pursuant to guidance promulgated by the DFSA and the Danish Business Authority, and none of the Company Filing Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the DFSA and the Danish Business Authority with respect to any of the Company Filing Documents, and, to the Knowledge of the Company, none of the Company Filing Documents is the subject of an ongoing DFSA review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of the Company and its Significant Subsidiaries included in the Company Filing Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Significant Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Significant Subsidiaries of the Company is required to file periodic reports with the DFSA and the Danish Business Authority.

Section 5.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting as required by Danish law. To the Knowledge of the Company, from January 1, 2020 through the date of this Agreement, neither the Company nor any of its Significant Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of the Company or any of its Significant Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Significant Subsidiaries has engaged in unlawful accounting or auditing practices.

Section 5.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Significant Subsidiaries as of June 30, 2021 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since July 1, 2021 and (d) for liabilities or obligations that have been discharged or paid in full, neither the Company nor any of its Significant Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by IFRS to be reflected on a consolidated balance sheet of the Company and its Significant Subsidiaries, other than liabilities that do not constitute and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.7 Compliance with Law; Permits.

(a) To the Knowledge of the Company, each of the Company and its Significant Subsidiaries is, and since January 1, 2020 (in the case of the Company) and the later of January 1, 2020 and such Significant Subsidiary’s respective date of incorporation, formation or organization (in the case of a Significant Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, settlement, Order, arbitration award or agency requirement having the force of law of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Anything contained in this Section 5.7(a) to the contrary notwithstanding, no warranty shall be deemed to be made in this Section 5.7(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article V.

(b) Without limiting the generality of Section 5.7(a), none of the Company, any of its Significant Subsidiaries or, to the Knowledge of the Company, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such), has (i) materially violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the Bribery Act or applicable European Union laws and regulations regulating payments to government officials or employees, as applicable, or any similar Law of any other applicable jurisdiction or (ii) except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official.

(c) Each of the Company and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for the Company and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Significant

Subsidiaries are not, and since January 1, 2020 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Significant Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.8 Environmental Laws.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Significant Subsidiaries are, and since January 1, 2020 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) since January 1, 2020, neither the Company nor any of its Significant Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that the Company or any of its Significant Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, (iii) there has been no treatment, storage or release of any Hazardous Substance at or from any properties (including any drilling unit) currently or, to the Knowledge of the Company, formerly owned or leased by the Company or any of its Significant Subsidiaries during the time such properties were owned or leased by the Company or any of its Significant Subsidiaries for which Environmental Law requires further investigation or any form of response action by the Company or any of its Significant Subsidiaries, (iv) neither the Company nor any of its Significant Subsidiaries is subject to any Order or Action or, to the Knowledge of the Company, threatened Action pursuant to any Environmental Law, (v) neither the Company nor any of its Subsidiaries has disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, or owned, leased or operated a site that pursuant to CERCLA or any similar state or foreign law, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state or foreign list, as in effect as of the Closing Date, and (vi) each of the Company and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Environmental Law for the Company and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted

(b) To the Knowledge of the Company, the Company has delivered or made available to Parent all material environmental audits, reports and other material environmental documents relating to the Company’s facilities or operations including the Company Real Property and any other real property previously owned or operated by the Company, that are in its possession, custody or under its reasonable control.

(c) As used herein, “CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. §9601 et seq.

(d) As used herein, “Environmental Law” means any Law relating to (i) the preservation, remediation, restoration or protection of the environment, natural resources or, to the extent related to exposure to Hazardous Substances, human health and safety or (ii) the storage, recycling, treatment, generation, transportation, handling, release or disposal of Hazardous Substances.

(e) As used herein, “Hazardous Substance” means any substance listed, defined, designated or classified as a pollutant or contaminant or as hazardous or toxic under any Environmental Law. Hazardous Substance includes asbestos, or asbestos-containing material, petroleum and polychlorinated biphenyls.

(f) The generality of any other warranties in this Agreement notwithstanding, this Section 5.8 shall be deemed to contain the only warranties of the Company in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 5.9 Company Benefit Plans.

(a) The Company has previously made available to Parent all material Company Benefit Plans. The Company has, prior to the date of this Agreement, made available to Parent true and complete copies of each material Company Benefit Plan and certain material related documents.

(b) Except as would not have or reasonably be expected to result in a material liability to the Company: (i) each Company Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law; (ii) with respect to each Company Benefit Plan, if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities; (iii) no Company Benefit Plan provides, and neither the Company nor any of its Significant Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or consultants of the Company or its Significant Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) all premiums and contributions or other amounts payable by the Company or its Significant Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with IFRS (other than with respect to amounts not yet due); (v) there are no pending, or, to the Knowledge of the Company, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Company Benefit Plans; and (vi) the Company and each of its Significant Subsidiaries has at all times complied in all material respects with each of the Company Benefit Plans.

(c) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event (including, but not limited to, a termination of employment), (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Significant Subsidiaries to any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer or (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in all respects in compliance with Section 409A of the Code.

(e) Except as set forth on Section 5.9(e) of the Company Disclosure Letter, no payment or benefit which could be made with respect to any current or former employee, officer, shareholder, director or service provider of the Company or any of its Significant Subsidiaries who is a “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) could (individually or together with any other payment or benefit) be nondeductible pursuant to Section 280G of the Code or subject to an excise Tax under Section 4999 of the Code. The Company has previously made available to Parent the approximate amount of each payment or benefit that could become payable to each such “disqualified individual” under a Company Benefit Plan as a result of the transactions contemplated by this Agreement or a termination of employment or service, including as a result of accelerated vesting, and the approximate amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable to each such Company employee or service provider.

(f) Neither the Company nor any of its Significant Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 5.10 Absence of Certain Changes or Events.

(a) From January 1, 2021 through the date of this Agreement, other than the transactions contemplated by this Agreement, the Company and its Significant Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) Since January 1, 2021, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.11 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company’s Significant Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Significant Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.12 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Topco in connection with the Topco Share Issuance (including any amendments or supplements thereto, the “Registration Statement”), (ii) the proxy statement to be sent to the Parent Shareholders regarding the transactions contemplated by this Agreement in connection with the Topco Share Issuance and the Parent Merger soliciting the Parent Shareholder Approval sought by vote at the Parent Meeting, and which will be included in the Registration Statement (the “Proxy Statement/Prospectus”), (iii) the NYSE listing application (including any amendments or supplements thereto, the “NYSE Listing Application”) for the listing of Topco Shares on the NYSE, (iv) the Nasdaq listing application (including any amendments or supplements thereto, the “Nasdaq Listing Application”) for the listing of Topco Shares, and, if relevant, Temporary Share Certificates, on Nasdaq, (v) the Offer Document, (vi) the documents relating to the Compulsory Purchase, if any, or (vii) statements made or information provided to the DFSA or Nasdaq in connection with the Offer and the Compulsory Purchase, if any, or preparation of or for inclusion in one or more prospectuses (or similar document prepared in reliance on an applicable exemption under the EU Prospectus Regulation) to be prepared by Topco and/or Parent pursuant to the EU Prospectus Regulation (each an “EU Prospectus”), will, as applicable, at the time the Registration Statement becomes effective under the Securities Act, at the time the Proxy Statement/Prospectus is first mailed to the Parent Shareholders and Company Shareholders, at the time the NYSE approves the NYSE Listing Application, at the time Nasdaq approves the Nasdaq Listing Application, at the time of DFSA approves an EU Prospectus in accordance with the EU Prospectus Regulation, at any time of amendment or supplement thereof, or at the time of the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and as regards any EU Prospectus are (or, when made, will be) true and accurate and are not (or, when made, will not be) misleading and all forecasts, estimates, valuations, expressions of opinion, intentions or expectations made by the Company to Topco, Parent and/or the DFSA or Nasdaq in connection with the Offer, the Compulsory Purchase, if any, and/or preparation of an EU Prospectus are (or, when made, will be) truly and honestly held (in respect of expressions of opinion, intentions or expectations) and fairly made on reasonable grounds and/or assumptions after due and careful consideration and enquiry and there are no facts which have not been or will not be disclosed to the DFSA or Nasdaq which by their omission make any such statements misleading or which are material for disclosure to either of them. Notwithstanding the foregoing provisions of this Section 5.12, no warranty is made by the Company with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of the Company.

Section 5.13 Tax Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Significant Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all respects; (ii) the Company and each of its Significant Subsidiaries have timely paid in full all Taxes that are due and payable, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to the Company or any of its Significant Subsidiaries; (iii) the Company and each of its Significant Subsidiaries have complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, shareholder, or other third party; (iv) there are no outstanding, pending or, to the Knowledge of the Company, threatened in writing, deficiencies, audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Significant Subsidiaries; (v) neither the Company nor any of its Significant Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (vi) there are no Liens for Taxes upon any property of the Company or any of its Significant Subsidiaries, except for Permitted Liens; (vii) neither the Company nor any of its Significant Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) occurring during the two (2) year period ending on the date of this Agreement; (viii) neither the Company nor any of its Significant Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2); (ix) no “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of applicable state, local or foreign Law) has been entered into by or with respect to the Company or any of its Significant Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither the Company nor any of its Significant Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was the Company; and (xi) neither the Company nor any of its Significant Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any similar provision of applicable state, local, or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of applicable state, local, or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(b) Neither the Company nor any of its Significant Subsidiaries has any material liability for the Taxes of any Person (other than the Company or any of its Significant Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(c) Neither the Company nor any of its Significant Subsidiaries is a party to, has any obligation under, or is bound by any material Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement (other than any such agreement between or among the Company and/or its Significant Subsidiaries or any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(d) Neither the Company nor any of its Significant Subsidiaries has a permanent establishment, or otherwise has an office or fixed place of business, in a country other than the country in which it is organized.

(e) No register of the Company Shares has been kept, nor will be kept on or prior to the Closing Date, inside the United Kingdom.

(f) The Company has in place, and has had in place at all times since 30 September 2017, reasonable prevention procedures to prevent the officers, employees, agents and other “associated persons” (as such term is defined in the UK Criminal Finances Act 2017) of the Company (and any of its Significant Subsidiaries) from undertaking any activity, practice or conduct relating to the business of the Company (or any of its Significant Subsidiaries) that would constitute an offence under any laws and regulations of England and Wales, or any other jurisdiction in which the business of the Company or any Significant Subsidiary is carried on, relating to the criminal facilitation of tax evasion.

(g) As used in this Agreement, (i) “Taxes” means any and all U.S. federal, state, local or foreign taxes, social security contributions, customs, duties, imposts, levies, charges, escheatage or other governmental assessments of any kind whatsoever (whether payable directly or by withholding) (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, disability, net worth, excise, withholding, ad valorem, value added, gains, transfer, environmental, license, stamp, occupation, severance, premium, registration, estimated, alternative or add-on minimum tax and (ii) “Tax Return” means any return, declaration, statement, report or similar filing (including the attached schedules, supplements or attachments) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or statement related to Taxes.

Section 5.14 Company Labor Matters.

(a) None of the employees of the Company or any of its Significant Subsidiaries is represented in his or her capacity as an employee of the Company or any Significant Subsidiary by any union or other labor organization. Neither the Company nor any Significant Subsidiary is, or since January 1, 2020 has been, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) there are no, and since January 1, 2020 have not been any, strikes, lockouts, slowdowns, or work stoppages in effect with respect to employees of the Company or any of its Significant Subsidiaries, (ii) to the Knowledge of the Company, there is no, and since January 1, 2020 has not been any, formal union organizing effort pending against the Company or any of its Significant Subsidiaries, and (iii) there is no, and since January 1, 2020 has not been any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Significant Subsidiaries. Neither the Company nor any of its Significant Subsidiaries has a duty to bargain with any union or other labor organization.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2020 neither the Company nor any of its Significant Subsidiaries has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of the Company or any of its Significant Subsidiaries with respect to such matters and, to the Knowledge of the Company, no such investigation is in progress or threatened. Except for such non-compliance as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Significant Subsidiaries are, and since January 1, 2020 have been, in compliance with all applicable Laws in respect of employment and employment practices. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no employment-related Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Significant Subsidiaries.

Section 5.15 Intellectual Property.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company and its Significant Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, software and other intangible intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of the Company and its Significant Subsidiaries as currently conducted by the Company and its Significant Subsidiaries. To the Knowledge of the Company, and except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Significant Subsidiaries is currently infringing, misappropriating or violating, or since January 1, 2020 has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Significant Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of the Company, threatened that (A) challenge or question the Company’s ownership or right to use Intellectual Property of the Company or any of its Significant Subsidiaries or (B) assert infringement, misappropriation or violation by the Company or any of its Significant Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 5.15(a).

(b) The Company and its Significant Subsidiaries have taken reasonable steps to protect the information technology systems (“IT Systems”) used in connection with the conduct of the business of the Company and its Significant Subsidiaries from Contaminants. As used herein, “Contaminants” means any material “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users. To the Company’s Knowledge, since January 1, 2020 (i) there have been no material unauthorized intrusions or breaches of the security of the Company’s or any of its Significant Subsidiaries’ IT Systems, and (ii) the data and information which they store or process has not been corrupted in any material discernible manner or accessed without the Company’s or any of its Significant Subsidiaries’ authorization, in the case of each of clauses (i) and (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Significant Subsidiaries complies in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by the Company or any of its Significant Subsidiaries and (ii) all Contracts under which the Company or any of its Significant Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by the Company or any of its Significant Subsidiaries.

Section 5.16 Real Property; Personal Property. Section 5.16 of the Company Disclosure Letter lists each real property leased by the Company or its Significant Subsidiaries (the “Company Leased Real Property”) and each real property owned by the Company or its Significant Subsidiaries (the “Company Owned Real Property”; and, together with the Company Leased Real Property, the “Company Real Property”). The Company Real

Property comprises all of the real property occupied or otherwise used in the operation of the Company’s business. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Significant Subsidiary of the Company has good and valid title to all of the Company Owned Real Property and good title to all its owned personal property and has valid leasehold or sublease hold interests in all of the Company Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither the Company nor any of its Significant Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Company Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein. Neither the Company nor any of its Significant Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Lease is a valid and binding obligation of the Company or the Significant Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 5.17 Material Contracts. A true and complete copy of each Company Material Contract (including any amendments thereto) has been made available to Parent prior to the date of this Agreement. To the Knowledge of the Company, neither the Company nor any Significant Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Significant Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Significant Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of the Company, a breach or default on the part of the Company or any of its Significant Subsidiaries under a Company Material Contract, and (ii) no party to any Company Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 5.18 Insurance Policies. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material insurance policies covering the Company and its Significant Subsidiaries and their respective assets, properties and operations (the “Company Policies”) provide insurance in such amounts and against such risks as is commercially reasonable, and (b) all of the Company Policies are in full force and effect. Since January 1, 2021 through the date of this Agreement, neither the Company nor any of its Significant Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Company Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of the Company or any of its Significant Subsidiaries.

Section 5.19 Anti-Bribery, Corruption and Sanctions

(a) The Company and each of its Significant Subsidiaries has adopted, and applies, reasonable due diligence procedures in respect of persons who will perform services for or on its behalf in order to mitigate identified bribery risks: (i) prior to engaging such persons; (ii) prior to acquiring any new business or entity; and (iii) periodically, in each case on a basis which the Company considers, in good faith, to be proportionate and appropriate in the light of the risks to which the Company or relevant Significant Subsidiary is exposed.

(b) The Company and each of its Significant Subsidiaries has in place policies, procedures and guidelines relating to anti-bribery, anti-corruption and other similar matters reasonably designed to prevent any of its officers, employees, associates, agents, representatives or any other person who performs services of any nature whatsoever for or on behalf of the Company or any of its Significant Subsidiaries from undertaking conduct that would, or could, be in material violation of, or put the Company or the relevant Significant Subsidiary in material violation of, the FCPA, the Bribery Act or any such other legislation or any international anti-bribery conventions or any applicable local anti-corruption and anti-bribery Laws.

(c) Since January 1, 2021:

(i) neither the Company nor any of its Significant Subsidiaries has received any communication or notice (written or otherwise) alleging that the Company or any of its Significant Subsidiaries is, or may be, in material violation of, or has, or may have, any material liability under, the FCPA, the Bribery Act or any international anti-bribery conventions or any applicable local anti-corruption and anti-bribery Laws; and

(ii) no inducement has been given to any government official by or on behalf of the Company or any of its Significant Subsidiaries with a view to the Company or that Significant Subsidiary entering into any contract or other arrangement or obtaining any benefit, where such inducement would violate any provision of the FCPA, the Bribery Act or any similar Law of any other applicable jurisdiction.

(d) Neither the Company, any of its Significant Subsidiaries, nor, to the Knowledge of the Company, any employee, officer, or director of the Company or any of its Significant Subsidiaries, nor to the Knowledge of the Company, any representative of any of the foregoing, is or has been within the past five (5) years:

(i) the target of economic or trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury (the “Sanctioning Authorities”) (including by being designated on the list of Specially Designated Nationals and Blocked Persons or on any other sanctions list maintained by any Sanctioning Authority) (collectively, “Sanctions”);

(ii) operating, organized or resident in, or an agency or instrumentality of the government of, a country or territory that itself is the subject of comprehensive Sanctions (currently the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria) (collectively, the “Sanctioned Countries” and each a “Sanctioned Country”); or

(iii) directly or, to the Knowledge of the Company, indirectly, participated in any prohibited or unlawful transaction or dealing involving a person or entity that is the target of Sanctions, or with any person or entity operating, organized, or residing in a Sanctioned Country.

Section 5.20 Government Contracts.

(a) Neither the Company nor any of its Significant Subsidiaries nor, to the Knowledge of the Company, their respective managers, directors or officers, employees, consultants or agents, is or has been debarred, suspended or excluded from participation in or the award of any Contract with or for the benefit of a Governmental Entity to which the Company or any of its Significant Subsidiaries is a party (collectively, “Government Contracts”), or doing business with any Governmental Entity and, to the Knowledge of the Company, no circumstances exist that would reasonably be expected to warrant the institution of debarment or suspension or ineligibility in connection with any current or proposed Government Contract.

(b) Neither the Company nor any of its Significant Subsidiaries has made any disclosure to any Governmental Entity pursuant to any voluntary disclosure or mandatory disclosure provisions under applicable Law in connection with the award, performance, or closeout of any Government Contract. To the Knowledge of the Company, neither the Company nor any of its Significant Subsidiaries have credible evidence of a violation of any applicable anti-corruption and bribery Laws in connection with the award, performance, or closeout of any Government Contract.

(c) Neither the Company nor any of its Significant Subsidiaries currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.

Section 5.21 Finders or Brokers. Except for J.P. Morgan Securities plc (the “Company Financial Advisor”), neither the Company nor any of its Significant Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Offer.

Section 5.22 Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor, as of the date of this Agreement, substantially to the effect that, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by the Company Financial Advisor in preparing its opinion, the Offer Consideration to be received by holders of Company Shares is fair, from a financial point of view, to holders of Company Shares. A signed, written copy of the Company Financial Advisor’s opinion will be made available to Parent for informational purposes only promptly following receipt of such written opinion by the Company Board. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or any director, officer or employee of Parent for any purpose.

Section 5.23 Takeover Laws. Assuming the warranties of Parent set forth in Section 6.25 are true and correct, no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover Law (each, a “Takeover Law”) is applicable to this Agreement (including the Company Undertakings) and the transactions contemplated by this Agreement.

Section 5.24 Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Significant Subsidiary of the Company has good and marketable title to the drilling units listed in the Company’s most recent fleet status report, a true and complete copy of which has been provided to Parent (the “Company Fleet Report”), in each case free and clear of all Liens except for Permitted Liens and no such drilling unit or any related asset is leased under an operating lease from a lessor that, to the Company’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the drilling units listed in the Company Fleet Report have been maintained consistent with general practice in the offshore drilling industry and are in good operating condition and repair, subject to ordinary wear and tear.

Section 5.25 Disclosure Requirements. The Company Board has established procedures which enable the Company to comply with Articles 17, 18 and 19 (the “Disclosure Requirements”) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (the “EU Market Abuse Regulation”) on an ongoing basis. The Company has complied with all of its continuing obligations under the Disclosure Requirements and the means the transparency and disclosure rules derived from the EU Transparency Directive as implemented in the Danish Capital Markets Act.

Section 5.26 No Market Abuse. Neither the Company nor any of its Significant Subsidiaries has directly or indirectly, in relation to the Offer or otherwise, done any act or engaged in any course of conduct constituting “market abuse” under the EU Market Abuse Regulation, in each case including any regulations made pursuant thereto, or the equivalent provisions under the securities laws applicable in any other relevant jurisdiction nor, to the Company’s Knowledge, has any officer, director or employee acting on its behalf or on behalf of any of its Significant Subsidiaries done any act or engaged in any course of conduct as described above.

Section 5.27 Corporate Governance. The Company Board has established procedures to enable the Company to comply with the provisions of the DCA from the date on which they will apply to the Company. The Company has adopted and the Company Board has established procedures to enable the Company to ensure compliance with its share dealing code and the Disclosure Requirements, insofar as it relates to share dealings.

Section 5.28 No Additional Warranties. Except for the warranties contained in this Article V, neither the Company nor any other Person makes any other express or implied warranty on behalf of the Company or any of its Significant Subsidiaries. The Company acknowledges that none of Topco, Parent, Merger Sub or any other Person has made any warranty, express or implied except as expressly set forth in Article VI. Without limiting the foregoing, the Company makes no warranty to Parent, Topco or Merger Sub with respect to any business or financial projection or forecast relating to the Company or any of its Significant Subsidiaries, whether or not included in the data room or any management presentation. The Company, on its behalf and on behalf of its Significant Subsidiaries, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any warranties, and acknowledges and agrees that Topco, Parent and Merger Sub have specifically disclaimed any express or implied warranty made by any Person other than those set forth in Article V.

ARTICLE VI

WARRANTIES OF TOPCO, PARENT AND MERGER SUB

Except as disclosed (a) in the Parent SEC Documents filed after January 1, 2021 and publicly available on the Business Day immediately prior to the date of this Agreement other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” or (b) in the disclosure letter delivered by Parent and Merger Sub to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure), Topco, Parent and Merger Sub, jointly and severally, warrant to the Company as at the date of this Agreement as follows:

Section 6.1 Qualification, Organization, Significant Subsidiaries, etc.

(a) Each of Topco, Parent and Merger Sub is a legal entity duly organized or incorporated, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Topco, Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Topco, Parent and Merger Sub has made available to the Company true and complete copies of the governing documents of Topco, Parent and Merger Sub.

(b) At all times since its incorporation on October 16, 2020, Topco has not conducted any business other than activities incidental to its organisation and the consummation of the transactions contemplated by this Agreement. Subject to meeting the minimum capitalisation requirements of the Companies Act, Topco is capable of being re-registered as a public limited company.

(c) Each of Parent’s Significant Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of the charter and bylaws (or similar organizational documents) of each of Parent’s Significant Subsidiaries. Section 6.1(c) of the Parent Disclosure Letter sets forth a true and complete list of each Significant Subsidiary of Parent and each Significant Subsidiary’s jurisdiction of organization. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned, directly or indirectly, by Parent or by a direct or indirect wholly owned Significant Subsidiary of Parent, free and clear of any Liens. No direct or indirect Significant Subsidiary of Parent owns any Parent Shares or Parent Equity Awards.

(d) Each drilling unit owned or leased by Parent or any of its Subsidiaries, which is subject to classification, is in class and free of suspension or cancellation to class, and is registered under the flag of its flag jurisdiction.

Section 6.2 Capital Stock.

(a) (i) The issued share capital of Topco is 1 ordinary share of a par value of £1 in the capital of Topco; (ii) the authorized share capital of Parent consists of 500,000,000 ordinary shares of a par value of USD 0.00001 each (the “Parent Shares”) and 100,000,000 shares of a par value of USD 0.00001; and (iii) the authorized membership interests of Merger Sub consists of one class of equity interests. As of the close of business on November 2, 2021 (the “Parent Capitalization Date”), there were (A) 60,172,159 Parent Shares issued and outstanding, (B) no other shares issued and outstanding, (C) no Parent Shares held by Parent in its treasury, (D) Penny Warrants that are exercisable for an aggregate of 6,463,182 Parent Shares issued and outstanding and (E) Parent Warrants that are exercisable for an aggregate of 19,410,484 Parent Shares issued and outstanding. As of the Parent Capitalization Date, there were 7,716,049 Parent Shares available for issuance under the Parent Equity Plan. As of the Parent Capitalization Date, there was (x) 1 ordinary share of a par value of £1 in the capital of Topco issued and indirectly owned by Parent and (y) all of the shares in Merger Sub were owned by a subsidiary of Topco. The one ordinary share of a par value of £1 in the capital of Topco and all outstanding Topco Shares, Parent Shares and shares in Merger Sub are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Parent Capitalization Date, Topco, Parent and Merger Sub have not issued any shares of its capital stock or membership interests, as applicable, other than, in the case of Parent, pursuant to the Penny Warrants, the Parent Warrants referenced in clause (D) above, and under the Parent Equity Plan.

(b) Except as set forth in subsection (a) above, as of the date of this Agreement, (i) none of Topco, Parent or Merger Sub has any shares of its capital or capital stock or membership interests, as applicable, issued or outstanding other than Parent Shares that have become outstanding after the Parent Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (ii) other than this Agreement (in respect of Topco only), there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of shares or capital stock (or other property in respect of the value thereof) to which Topco, Parent or any of their respective Significant Subsidiaries is a party obligating Topco, Parent or any of their respective Significant Subsidiaries to (A) issue, transfer or sell any shares of capital or capital stock or other equity interests of Topco, Parent or any of their respective Significant Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, stock or share appreciation rights, preemptive rights, phantom shares or stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital or capital stock or other equity interests, and (iii) other than this Agreement (in respect of Topco only), there are no outstanding obligations of Topco, Parent or any of their respective Significant Subsidiaries to make any payment based on the price or value of any capital stock or other equity securities of Topco, Parent or any of their respective Significant Subsidiaries.

(c) Neither Parent nor any of its Significant Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(d) Other than the Parent Voting Agreements, to the extent entered into after the execution of this Agreement, there are no voting trusts or other agreements or understandings to which Parent or any of its Significant Subsidiaries is a party with respect to the voting of the shares, capital stock or other equity interest of Parent or any of its Significant Subsidiaries.

Section 6.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Topco, Parent and Merger Sub has all requisite corporate power and authority, as applicable, to enter into and deliver this Agreement, to perform its obligations hereunder and, with respect to Topco and Parent, subject to receipt of the Parent Shareholder Approval, to consummate the transactions contemplated by this Agreement. The Parent Board, on behalf of Parent, in its individual capacity and in its capacity as the sole shareholder of Topco, at a duly held meeting has (i) determined that the transactions contemplated by this Agreement, including the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, are advisable, fair to and in the best interests of Parent and the Parent Shareholders, (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement, the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any and (iii) resolved to recommend that the Parent Shareholders approve the Parent Merger and the Topco Share Issuance (the “Parent Recommendation”) and directed that such matters be submitted for consideration by the Parent Shareholders at the Parent Meeting. The Topco Board, on behalf of Topco, in its individual capacity and in its capacity as the sole member of Merger Sub, at a duly held meeting has (i) determined that the transactions contemplated by this Agreement, including the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, are in the best interests of Topco and its sole shareholder, (ii) approved the execution, delivery and performance of this Agreement, the Parent Merger, the Topco Share Issuance, the Offer and the Compulsory Purchase, if any, and (iii) resolved to recommend that Parent, as its sole shareholder, approve the Compulsory Purchase, if any and the Topco Share Issuance and directed that such matters be submitted for consideration by Parent, as the sole shareholder of Topco. Except for the filing of the Cayman Merger Documents and the related filings to the Danish Business Authority, no other corporate proceedings on the part of Topco, Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of Topco, Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of each of Topco, Parent and Merger Sub, enforceable against each of Topco, Parent and Merger Sub, in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by Topco, Parent and Merger Sub of this Agreement and the consummation of the Parent Merger and the other transactions contemplated by this Agreement by Topco, Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Cayman Merger Documents, (ii) the filing of the Offer Document with the DFSA, (iii) the filing of any documents relating to the Compulsory Purchase, (iv) any filings required or advisable under any Antitrust Laws, (v) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Proxy Statement/Prospectus with the SEC, (vi) compliance with the rules and regulations of any applicable stock exchange, including in respect of the NYSE Listing Application and the Nasdaq Listing Application, (vii) compliance with any applicable foreign or state securities or blue sky laws, (viii) approvals or clearances under any Foreign Direct Investment Laws, (ix) any filing contemplated by Section 7.21, and (x) the other consents and/or notices set forth on Section 6.3(a) of the Parent Disclosure Letter (collectively, clauses (i) through (x), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (disregarding, for purposes of this Section 6.3(a) only, subclause (iv)(A) of the proviso to the definition of “Parent Material Adverse Effect”).

(c) The execution, delivery and performance by Topco, Parent and Merger Sub of this Agreement and the consummation of the Parent Merger and the other transactions contemplated by this Agreement do not and will not (i) assuming receipt of the Parent Shareholder Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of Topco, Parent or any of their respective Significant Subsidiaries, (ii) assuming compliance with the matters referenced in Section 6.3(b), receipt of the Parent Approvals and the receipt of the Parent Shareholder Approval, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Topco, Parent or any of their respective Significant Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract to which Topco, Parent or any of their respective Significant Subsidiaries or by which they or any of their respective properties or assets may be bound or affected or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Topco, Parent or any of their respective Significant Subsidiaries, other than, in the case of subclauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (disregarding, for purposes of this Section 6.3(c) only, subclause (iv)(A) of the proviso to the definition of “Parent Material Adverse Effect”).

Section 6.4 Reports and Financial Statements.

(a) Parent has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC since January 1, 2020 (as amended and supplemented from time to time, the “Parent SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Parent and its Significant Subsidiaries included in the Parent SEC Documents (if amended, as of the date of the last such amendment) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Significant Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Significant Subsidiaries of Parent is required to file periodic reports with the SEC.

Section 6.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective and did not identify any (A) “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. To the Knowledge of Parent, from January 1, 2020 through the date of this Agreement, neither Parent nor any of its Significant Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Parent or any of its Significant Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Significant Subsidiaries has engaged in unlawful accounting or auditing practices.

Section 6.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Parent and its Significant Subsidiaries as of June 30, 2021 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business since July 1, 2021 and (d) for liabilities or obligations that have been discharged or paid in full, neither Parent nor any of its Significant Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Significant Subsidiaries, other than liabilities that do not constitute and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.7 Compliance with Law; Permits.

(a) To the Knowledge of Parent, each of Parent and its Significant Subsidiaries is, and since January 1, 2020 (in the case of Parent) and the later of January 1, 2020 and such Significant Subsidiary’s respective date of incorporation, formation or organization (in the case of a Significant Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Anything contained in this Section 6.7(a) to the contrary notwithstanding, no warranty shall be deemed to be made in this Section 6.7(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article VI.

(b) Without limiting the generality of Section 6.7(a), none of Parent, any of its Significant Subsidiaries, or, to the Knowledge of Parent, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such) has (i) materially violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the Bribery Act or applicable European Union laws and regulations regulating payments to government officials or employees, as applicable, or any similar Law of any other applicable jurisdiction or (ii) except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent

Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official.

(c) Each of Parent and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for Parent and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Significant Subsidiaries are not, and since January 1, 2020 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Significant Subsidiaries under, any Parent Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.8 Environmental Laws.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Significant Subsidiaries are, and since January 1, 2020 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) since January 1, 2020, neither Parent nor any of its Significant Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Parent or any of its Significant Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, (iii) there has been no treatment, storage or release of any Hazardous Substance at or from any properties (including any drilling unit) currently or, to the Knowledge of Parent, formerly owned or leased by Parent or any of its Significant Subsidiaries during the time such properties were owned or leased by Parent or any of its Significant Subsidiaries for which Environmental Law requires further investigation or any form of response action by Parent or any of its Significant Subsidiaries, (iv) neither Parent nor any of its Significant Subsidiaries is subject to any Order or Action or, to the Knowledge of Parent, threatened Action pursuant to any Environmental Law, (v) neither Parent nor any of its Significant Subsidiaries has disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, or owned, leased or operated a site, pursuant to CERCLA or any similar state or foreign law, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state or foreign list, as in effect as of the Closing Date, and (vi) each of Parent and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Environmental Law for Parent and its Significant Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted.

(b) To the Knowledge of the Parent, the Parent has delivered or made available to Company all material environmental audits, reports and other material environmental documents relating to the Parent’s facilities or operations including the Parent Real Property and any other real property previously owned or operate by the Company, that are in its possession, custody or under its reasonable control.

(c) The generality of any other warranties in this Agreement notwithstanding, this Section 6.8 shall be deemed to contain the only warranties of Parent in this Agreement with respect to Environmental Law, Hazardous Substances and any other environmental matter.

Section 6.9 Parent Employee Benefit Plans.

(a) Parent has previously made available to the Company all material Parent Benefit Plans. Parent has, prior to the date of this Agreement, made available to the Company true and complete copies of each material Parent Benefit Plan and certain material related documents.

(b) Except as would not have or reasonably be expected to result in a material liability to Parent: (i) each Parent Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) with respect to each Parent Benefit Plan that is subject to the laws of any jurisdiction outside of the United States, if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities; (iii) no Parent Benefit Plan provides, and neither Parent nor any of its Significant Subsidiaries has any liability or obligation for the provision of, medical or other welfare benefits with respect to current or former employees, directors, officers or consultants of Parent or its Significant Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (iv) all premiums and contributions or other amounts payable by Parent or its Significant Subsidiaries as of the date of this Agreement with respect to each Parent Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (v) there are no pending, or, to the Knowledge of Parent, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity by, on behalf of, with respect to or against any of the Parent Benefit Plans; and (vi) Parent and each of its Significant Subsidiaries has at all times complied in all material respects with each of the Parent Benefit Plans.

(c) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event (including, but not limited to, a termination of employment), (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Significant Subsidiaries to any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer or (iii) limit or restrict the right of Parent to merge, amend or terminate any Parent Benefit Plan.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in all respects in compliance with Section 409A of the Code.

(e) No payment or benefit which could be made with respect to any current or former employee, officer, shareholder, director or service provider of Parent or any of its Significant Subsidiaries who is a “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) could (individually or together with any other payment or benefit) be nondeductible pursuant to Section 280G of the Code or subject to an excise Tax under Section 4999 of the Code. Parent has previously made available to Parent the approximate amount of each payment or benefit that could become payable to each such “disqualified individual” under a Parent Benefit Plan as a result of the transactions contemplated by this Agreement or a termination of employment or service, including as a result of accelerated vesting, and the approximate amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable to each such Parent employee or service provider.

(f) Neither Parent nor any of its Significant Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 6.10 Absence of Certain Changes or Events.

(a) From January 1, 2021 through the date of this Agreement, other than the transactions contemplated by this Agreement, Parent and its Significant Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) Since January 1, 2021, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.11 Investigations; Litigation.

(a) There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Significant Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no Actions pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Significant Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) In respect of each of (i) the Joint Plan of Reorganization of Noble Corporation plc and its Debtor Affiliates (as defined therein) which was confirmed by the United States Bankruptcy Court for the Southern District of Texas on November 20, 2020 and became effective on February 5, 2020, (ii) the Joint Plan of Reorganization of Pacific Drilling S.A. which was confirmed by the United States Bankruptcy Court for the Southern District of New York on October 31, 2018 and became effective on November 19, 2018; and (iii) the Joint Plan of Reorganization of Pacific Drilling S.A. which was confirmed by the United States Bankruptcy Court for the Southern District of Texas on December 21, 2020: (A) there are no appeals currently pending or, to the Knowledge of the Parent, threatened; and (B) there are no claims or disputes outstanding or, to the Knowledge of the Parent, threatened.

Section 6.12 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of Topco, Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement, the Proxy Statement/Prospectus, the NYSE Listing Application, the Nasdaq Listing Application, the Offer Document or an EU Prospectus will, as applicable, at the time the Registration Statement becomes effective under the Securities Act, at the time the Proxy Statement/Prospectus is first mailed to the Parent Shareholders and Company Shareholders, at the time the NYSE approves the NYSE Listing Application, at the time Nasdaq approves the Nasdaq Listing Application, at the time the DFSA approves an EU Prospectus in accordance with the EU Prospectus Regulation, at any time of amendment or supplement thereof, or at the time of the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and as regards any EU Prospectus are (or, when made, will be) true and accurate and are not (or, when made, will not be) misleading and all forecasts, estimates, valuations, expressions of opinion, intentions or expectations made by Topco, Parent or Merger Sub and/or the DFSA or the Nasdaq in connection with the Offer, the Compulsory Purchase, if any, and/or preparation of an EU Prospectus are (or, when made, will be) truly and honestly held (in respect of expressions of opinion, intentions or expectations) and fairly made on reasonable grounds and/or assumptions after due and careful consideration and enquiry and there are no facts which have not been or will not be disclosed to the DFSA or Nasdaq which by their omission make any such statements misleading or which are material for disclosures to either of them. The Registration Statement and Proxy Statement/Prospectus will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 6.12, no warranty is made by Topco, Parent or Merger Sub with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Topco, Parent or Merger Sub.

(b) None of the information supplied or to be supplied by or on behalf of Topco, Parent or Merger Sub for inclusion or incorporation by reference in any Company Filing Documents to be disclosed in connection with the Offer or the Compulsory Purchase, if any will, at the time the information is provided to the Company, at the time of any amendment or supplement thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) Notwithstanding the foregoing provisions of this Section 6.12, no warranty is made by Topco, Parent or Merger Sub with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Topco, Parent or Merger Sub.

Section 6.13 Tax Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Significant Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all respects; (ii) Parent and each of its Significant Subsidiaries have timely paid in full all Taxes that are due and payable, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to Parent or any of its Significant Subsidiaries; (iii) Parent and each of its Significant Subsidiaries have complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, shareholder, or other third party; (iv) there are no outstanding, pending or, to the Knowledge of Parent, threatened in writing, deficiencies, audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Significant Subsidiaries; (v) neither Parent nor any of its Significant Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); (vi) there are no Liens for Taxes upon any property of Parent or any of its Significant Subsidiaries, except for Permitted Liens; (vii) neither Parent nor any of its Significant Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) occurring during the two (2) year period ending on the date of this Agreement; (viii) neither Parent nor any of its Significant Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2); (ix) no “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of applicable state, local or foreign Law) has been entered into by or with respect to Parent or any of its Significant Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither Parent nor any of its Significant Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable state, local or foreign Law) other than a group the common parent of which was Parent; and (xi) neither Parent nor any of its Significant Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any similar provision of applicable state, local, or foreign Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of applicable state, local, or foreign Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.

(b) Neither Parent nor any of its Significant Subsidiaries has any material liability for the Taxes of any Person (other than Parent or any of its Significant Subsidiaries) (i) under Treasury Regulations

Section 1.1502-6 (or any similar provision of applicable state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (other than pursuant to any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(c) Neither Parent nor any of its Significant Subsidiaries is a party to, has any obligation under, or is bound by any material Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement (other than any such agreement between or among Parent and/or its Significant Subsidiaries or any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes).

(d) At all times prior to the Parent Merger Effective Time, Topco has not been engaged in any business activity at any time, has not held any property (other than the minimum amount of assets to facilitate its organization or maintain its legal existence), and has not had any U.S. federal income tax attributes (including those specified in Section 381(c) of the Code) at any time (other than any attributes related to the minimum share capital issued upon Topco’s incorporation).

(e) Neither Parent nor any of its Significant Subsidiaries has taken any action (or permitted any action to be taken), nor is aware of any fact or circumstance, that could reasonably be expected to prevent or impede the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code.

(f) Neither Parent nor any of its Significant Subsidiaries has a permanent establishment, or otherwise has an office or fixed place of business, in a country other than the country in which it is organized.

(g) Parent has in place, and has had in place at all times since 30 September 2017, reasonable prevention procedures to prevent the officers, employees, agents and other “associated persons” (as such term is defined in the UK Criminal Finances Act 2017) of the Company (and any of its Significant Subsidiaries) from undertaking any activity, practice or conduct relating to the business of Parent (or any of its Significant Subsidiaries) that would constitute an offence under any laws and regulations of England and Wales, or any other jurisdiction in which the business of Parent or any Significant Subsidiary is carried on, relating to the criminal facilitation of tax evasion.

(h) No register of the Parent Shares has been kept, nor will be kept on or prior to the Closing Date, inside the United Kingdom.

Section 6.14 Parent Labor Matters.

(a) None of the employees of Parent or any of its Significant Subsidiaries is represented in his or her capacity as an employee of Parent or any Significant Subsidiary by any union or other labor organization. Neither Parent nor any Significant Subsidiary is, or since January 1, 2020 has been, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, (i) there are no, and since January 1, 2020 have not been any, strikes, lockouts, slowdowns, or work stoppages in effect with respect to employees of Parent or any of its Significant Subsidiaries, (ii) to the Knowledge of Parent, there is no, and since January 1, 2020 has not been any, formal union organizing effort pending against Parent or any of its Significant Subsidiaries, and (iii) there is no, and since January 1, 2020 has not been any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Significant Subsidiaries. Neither Parent nor any of its Significant Subsidiaries has a duty to bargain with any union or other labor organization.

(b) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2020 neither Parent nor any of its Significant Subsidiaries has received written notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Parent or any of its Significant Subsidiaries with respect to such matters and, to the Knowledge of Parent, no such investigation is in progress or threatened. Except for such non-compliance as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Significant Subsidiaries are, and since January 1, 2020 have been, in compliance with all applicable Laws in respect of employment and employment practices. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no employment-related Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Significant Subsidiaries.

Section 6.15 Intellectual Property.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, Parent and its Significant Subsidiaries either own or have a right to use such Intellectual Property as are necessary to conduct the business of Parent and its Significant Subsidiaries as currently conducted by Parent and its Significant Subsidiaries. To the Knowledge of Parent, and except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Significant Subsidiaries is currently infringing, misappropriating or violating, or since January 1, 2020 has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to Parent or any of its Significant Subsidiaries. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of Parent, threatened that (A) challenge or question Parent’s ownership or right to use Intellectual Property of Parent or any of its Significant Subsidiaries or (B) assert infringement, misappropriation or violation by Parent or any of its Significant Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 6.15.

(b) Parent and its Significant Subsidiaries have taken reasonable steps to protect their respective IT Systems from Contaminants. To Parent’s Knowledge, (i) there have been no material unauthorized intrusions or breaches of the security of Parent’s or any of its Significant Subsidiaries’ IT Systems, and (ii) the data and information which they store or process has not been corrupted in any material discernible manner or accessed without Parent’s or any of its Significant Subsidiaries’ authorization, in the case of each of clauses (i) and (ii), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Significant Subsidiaries complies in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Significant Subsidiaries and (ii) all Contracts under which Parent or any of its Significant Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Significant Subsidiaries.

Section 6.16 Real Property; Personal Property. Section 6.16 of the Parent Disclosure Letter lists each real property leased by Parent or its Significant Subsidiaries (the “Parent Leased Real Property”) and each real property owned by Parent or its Significant Subsidiaries (the “Parent Owned Real Property”; and, together with Parent Leased Real Property, the “Parent Real Property”) comprises all of the real property occupied or otherwise used in the operation of Parent’s business. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Significant Subsidiary of Parent has good and valid title to all of Parent Owned Real Property and good title to all its owned personal property and has valid leasehold or sublease hold interests in all of the Parent Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither Parent nor any of its Significant Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Parent Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Parent Owned Real Property or any portion thereof or interest therein. Neither Parent nor any of its Significant Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Lease is a valid and binding obligation of Parent or the Significant Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 6.17 Material Contracts. A true and complete copy of each Parent Material Contract (including any amendments thereto) has been made available to the Company prior to the date of this Agreement. To the Knowledge of Parent, neither Parent nor any Significant Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Significant Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Significant Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Parent, a breach or default on the part of Parent or any of its Significant Subsidiaries under a Parent Material Contract, and (ii) no party to any Parent Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 6.18 Insurance Policies. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all material insurance policies covering Parent and its Significant Subsidiaries and their respective assets, properties and operations (the “Parent Policies”) provide insurance in such amounts and against such risks as is reasonable and (b) all of the Parent Policies are in full force and effect. Since January 1, 2021 through the date of this Agreement, neither Parent nor any of its Significant Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Parent Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of Parent or any of its Significant Subsidiaries.

Section 6.19 Anti-Bribery, Corruption and Sanctions

(a) Parent and each of its Significant Subsidiaries has adopted, and applies, reasonable due diligence procedures in respect of persons who will perform services for or on its behalf in order to mitigate identified bribery risks: (i) prior to engaging such persons; (ii) prior to acquiring any new business or entity; and (iii) periodically, in each case on a basis which Parent considers, in good faith, to be proportionate and appropriate in the light of the risks to which Parent or relevant Significant Subsidiary is exposed.

(b) Parent and each of its Significant Subsidiaries has in place policies, procedures and guidelines relating to anti-bribery, anti-corruption and other similar matters reasonably designed to prevent any of its officers, employees, associates, agents, representatives or any other person who performs services of any nature whatsoever for or on behalf of Parent or any of its Significant Subsidiaries from undertaking conduct that would, or could, be in material violation of, or put Parent or the relevant Significant Subsidiary in material violation of, the FCPA, the Bribery Act or any such other legislation or any international anti-bribery conventions or any applicable local anti-corruption and anti-bribery Laws.

(c) Since January 1, 2021:

(i) neither Parent nor any of its Significant Subsidiaries has received any communication or notice (written or otherwise) alleging that Parent or any of its Significant Subsidiaries is, or may be, in material violation of, or has, or may have, any material liability under, the FCPA, the Bribery Act or any international anti-bribery conventions or any applicable local anti-corruption and anti-bribery Laws; and

(ii) no inducement has been given to any government official by or on behalf of Parent or any of its Significant Subsidiaries with a view to Parent or that Significant Subsidiary entering into any contract or other arrangement or obtaining any benefit, where such inducement would violate any provision of the FCPA, the Bribery Act or any similar Law of any other applicable jurisdiction.

(d) Neither Parent, any of its Significant Subsidiaries, nor, to the Knowledge of Parent, any employee, officer, or director of Parent or any of its Significant Subsidiaries, nor to the Knowledge of Parent, any representative of any of the foregoing, is or has been within the past five (5) years:

(i) the target of Sanctions;

(ii) operating, organized or resident in, or an agency or instrumentality of the government of, a Sanctioned Country; or

(iii) directly or, to the Knowledge of the Parent, indirectly, participated in any prohibited or unlawful transaction or dealing involving a person or entity that is the target of Sanctions, or with any person or entity operating, organized, or residing in a Sanctioned Country.

Section 6.20 Government Contracts.

(a) Neither Parent nor any of its Significant Subsidiaries nor, to the Knowledge of Parent, their respective managers, directors or officers, employees, consultants or agents, is or has been debarred suspended or excluded from participation in or the award of any Government Contracts to which Parent or any of its Significant Subsidiaries is a party, or doing business with any Governmental Entity and, to the Knowledge of Parent, no circumstances exist that would reasonably be expected to warrant the institution of debarment or suspension or ineligibility in connection with any current or proposed Government Contract.

(b) Neither Parent nor any of its Significant Subsidiaries has made any disclosure to any Governmental Entity pursuant to any voluntary disclosure or mandatory disclosure provisions under applicable Law in connection with the award, performance, or closeout of any Government Contract. To the Knowledge of Parent, neither Parent nor any of its Significant Subsidiaries have credible evidence of a violation of any applicable anti-corruption and bribery Laws in connection with the award, performance, or closeout of any Government Contract.

(c) Neither Parent nor any of its Significant Subsidiaries currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.

Section 6.21 Finders or Brokers. Except for Ducera Securities LLC (the “Parent Financial Advisor”) and the persons set forth on Section 6.21 of the Parent Disclosure Letter, neither Parent nor any of its Significant Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated by this Agreement.

Section 6.22 Opinion of Financial Advisor. The Parent Board has received the opinion of the Parent Financial Advisor, substantially to the effect that, as of the date of the opinion of the Parent Financial Advisor, subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Parent Exchange Ratio is fair, from a financial point of view, to the holders of Parent Shares (other than Parent Shares held by the Company or its Affiliates). A correct and complete copy of the form of the Parent Financial Advisor’s written opinion has been made available to the Company, for informational purposes only, promptly after receipt of such written opinion by the Parent Board and prior to the execution of this Agreement. Subject to the terms of the engagement letter entered into between Parent and the Parent Financial Advisor, Parent has been authorized by the Parent Financial Advisor to permit the inclusion of the Parent Financial Advisor’s opinion and/or references thereto in the Proxy Statement/Prospectus. The Company acknowledges and agrees that the Parent Financial Advisor’s opinion may not be relied upon by the Company or any director, officer or employee thereof and, subject to the immediately preceding sentence, that such opinion may not be distributed by the Company to any third party without the prior consent of the Parent Financial Advisor.

Section 6.23 Required Vote of the Parent Shareholders. The affirmative vote of the holders of (i) at least two-thirds of the votes cast by such Parent Shareholders as being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Parent Meeting is the only vote of holders of securities of Parent which is required to adopt and approve this Agreement, the Plan of Merger and the consummation of the Parent Merger and (ii) a majority of the votes cast by the Parent Shareholders at the Parent Meeting is the only vote of holders of securities of Parent which is required to adopt and approve the Topco Share Issuance (the approvals set forth in clauses (i) and (ii) are collectively the “Parent Shareholder Approval”).

Section 6.24 Certain Arrangements. There are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Parent or any of its Affiliates, on the one hand, and any beneficial owner of outstanding Company Shares or any member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company, the Company’s securities, the transactions contemplated by this Agreement or to the operations of the Company after the Parent Merger Effective Time.

Section 6.25 Ownership of Company Stock. Neither Topco, Parent nor any of their respective Significant Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Company Shares or other securities convertible into, exchangeable for or exercisable for Company Shares or any securities of any Significant Subsidiary of the Company, and none of Topco, Parent or their respective Significant Subsidiaries and Affiliates has any rights to acquire, directly or indirectly, any Company Shares except pursuant to this Agreement.

Section 6.26 Ownership and Operations of Topco and Merger Sub; Valid Issuance.

(a) Each of Topco and Merger Sub was incorporated solely for the purpose of effecting the transactions pursuant to this Agreement and prior to the Parent Merger Effective Time has not engaged in any business activities or conducted any operations other than in connection with such transactions. Each of Topco and Merger Sub does not have, and at all times prior to the Parent Merger Effective Time, except as expressly contemplated by this Agreement, will not have, any assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(b) The Topco Shares to be issued as Parent Merger Consideration, Offer Consideration and Compulsory Purchase Consideration, if any, pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by any Parent Shareholder or Company Shareholder) will be free of restrictions on transfer.

Section 6.27 Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Significant Subsidiary of Parent has good and marketable title to the drilling units listed in Parent’s most recent fleet status report, a true and complete copy of which has been provided to the Company (the “Parent Fleet Report”), in each case free and clear of all Liens except for Permitted Liens and no such drilling unit or any related asset is leased under an operating lease from a lessor that, to Parent’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the drilling units listed in the Parent Fleet Report have been maintained consistent with general practice in the offshore drilling industry and are in good operating condition and repair, subject to ordinary wear and tear.

Section 6.28 No Additional Warranties. Except for the warranties contained in this Article VI, none of Topco, Parent or Merger Sub nor any other Person makes any other express or implied warranty on behalf of Topco, Parent or any of their respective Affiliates. Each of Topco, Parent and Merger Sub acknowledges that neither the Company nor any other Person has made any warranty, express or implied, except as expressly set forth in Article V. Without limiting the foregoing, each of Topco, Parent and Merger Sub makes no warranty to the Company with respect to any business or financial projection or forecast relating to Parent or any of its Significant Subsidiaries, whether or not included in the data room or any management presentation. Each of Topco, Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any warranties, and acknowledges and agrees that the Company has specifically disclaimed any express or implied warranty made by any Person other than those set forth in Article V.

ARTICLE VII

COVENANTS AND AGREEMENTS

Section 7.1 Conduct of Business by the Company.

(a) From and after the date of this Agreement and prior to the earlier of Acceptance Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Termination Date”), and except (i) as may be required by applicable Law (including any Public Health Measures) or as otherwise taken in good faith by the Company or any of its Subsidiaries in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances, the Company provides Parent with advance notice of such anticipated action, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 7.1(b) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to use reasonable endeavours to conduct its business in the ordinary course of business consistent with practice in the twelve (12) months preceding the date of this Agreement in all material respects.

(b) Without limiting the generality of the foregoing Section 7.1(a), the Company agrees with Topco, Parent and Merger Sub that between the date of this Agreement and prior to the earlier of the Acceptance Time and the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures) or as otherwise taken in good faith by the Company or any of its Subsidiaries in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances, the Company provides Parent with advance notice of such anticipated action, (B) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement, (D) in the ordinary course of business consistent with past practice in all material respects or (E) as set forth in this Section 7.1(b) of the Company Disclosure Letter the Company shall not, and shall not permit any of its Subsidiaries to:

(i) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its other wholly owned Subsidiaries;

(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction or in connection with any Company Equity Awards;

(iii) (A) except as required by a Company Benefit Plan in effect on the date of this Agreement, (1) make material amendments to the base salary, bonus, retainer or other fees or any other component of compensation for any current or former employee or individual independent contractor of the Company or its Subsidiaries, other than amendments made in the ordinary course of business consistent with past practice which would not increase the aggregate remuneration of such category by more than 15 percent (15%), or (2) increase the benefits provided to the Company’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into or announce any change of control, severance or retention agreement with any employee or individual independent contractor of the Company or any of its Subsidiaries except with respect to severance agreements entered into in the ordinary course of business consistent with past practice and retention agreements in line with, and not to exceed the amounts set forth in, the disclosed retention plan and budget established prior to the date of this Agreement as set forth in Section 7.1(a) of the Company Disclosure Letter; (C) except as required by applicable Law or the relevant agreement (if any), enter into, establish, adopt, materially amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as would materially increase the costs associated with such Company Benefit Plans, enter into, establish, adopt, materially amend, terminate or waive any rights with respect to, any Company Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a Company Benefit Plan if it were in existence as of the date of this Agreement); (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to the Company’s current or former employees, individual independent contractors, executive officers or directors, except where such individual’s terms of employment are terminated after the date of this Agreement and such acceleration is consistent with the Company’s past practice; or (F) grant or announce any new Company Equity Awards or other cash, equity or equity-based incentive awards;

(iv) other than as needed to fill an open position with annual compensation consistent with the annual compensation paid to the employee previously in that position, hire or otherwise enter into any employment or consulting agreement or arrangement with any officer at or above the level of vice president;

(v) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in IFRS or applicable Law;

(vi) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements);

(vii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or involving the transfer of treasury shares upon the conversion of any Company RSU Awards or under any Company Benefit Plan, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in the Company or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(viii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Company Shares from a holder of Company Equity Awards in satisfaction of withholding obligations upon the settlement of such award;

(ix) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (2) indebtedness for borrowed money incurred in replacement of any indebtedness (including related premiums and expenses) that may default or come due as a result of the transactions contemplated by this Agreement so long as such replacement is on terms no less favorable than such existing indebtedness (provided, that the Company shall consult with Parent in connection with any such action and such action shall not be consummated without Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed)) or that is otherwise required to be repaid or repurchased pursuant to its terms prior to the Parent Merger Effective Time or Acceptance Time, (3) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company, which indebtedness is incurred in compliance with this Section 7.1(b) and (4) indebtedness for borrowed money incurred under or the issuance of letters of credit under the Company’s revolving credit facility, under the issuance of parent credit guarantees or pursuant to agreements in effect prior to the execution of this Agreement;

(x) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of (i) any Drilling Unit or (ii) any portion of its material properties or assets having a fair market value in excess of USD 25,000,000 in the aggregate, except (1) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to Parent prior to the date of this Agreement, or (3) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(xi) (1) modify, amend, terminate or waive any rights under any Company Material Contract in any material respect in a manner which is adverse to the Company other than in the ordinary course of business or (2) enter into any Contract in respect of any Drilling Unit that would constitute a Company Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Company Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 7.1(b);

(xii) except as set forth in Section 7.1 of the Company Disclosure Letter, voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 7.16 applies or that involves only the payment of monetary damages not in excess of USD 5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of the Company or any of its Subsidiaries (provided, that in no event shall the Company or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Parent if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 7.16 applies;

(xiii) except as set forth in Section 7.1 of the Company Disclosure Letter or in the ordinary course of business, (1) make, change or revoke any material Tax election, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any material method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to Taxes, (6) enter into any Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement, or (7) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(xiv) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed USD 25,000,000 in the aggregate;

(xv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of the Company or any of its Significant Subsidiaries (other than the Compulsory Purchase, if any or the transactions contemplated by this Agreement or in compliance with Section 7.5 and Article IX of this Agreement, or as set forth in Section 7.1 of the Company Disclosure Letter);

(xvi) enter into or amend any material transaction with any Affiliate (other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 7.1(b)(xvi), it being understood that this Section 7.1(b)(xvi) (including this proviso) shall not be read to narrow Section 7.1(b)(iii);

(xvii) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 7.1(b)(iii)); or

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 7.2 Conduct of Business by Topco, Parent and Merger Sub.

(a) From and after the date of this Agreement and prior to the earlier of the Acceptance Time and the Termination Date, if any, and except (i) as may be required by applicable Law (including any Public Health Measures) so long as, to the extent reasonably practicable under the circumstances, Parent provides the Company with advance notice of such anticipated action, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 7.2(b) of the Parent Disclosure Letter, each of Topco, Parent and Merger Sub shall, and shall cause each of its Subsidiaries to use reasonable endeavours to conduct their business in the ordinary course of business consistent with practice in the twelve (12) months preceding the date of this Agreement in all material respects.

(b) Without limiting the generality of the foregoing Section 7.2(a), each of Topco, Parent and Merger Sub agrees with the Company, that between the date of this Agreement and prior to the earlier of the Acceptance Time and the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures) or as otherwise taken in good faith by Parent or any of its Subsidiaries in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or the effects thereof, so long as, to the extent reasonably practicable under the circumstances, Parent provides the Company with advance notice of such anticipated action, (B) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement (D) in the ordinary course of business consistent with past practice in all material respects or (E) as set forth in this Section 7.2(b) of the Parent Disclosure Letter, each of Topco, Parent and Merger Sub shall not, and shall not permit any of its Subsidiaries to:

(i) authorize or pay any dividends on or make any distribution with respect to its issued and outstanding shares of capital or capital stock (whether in cash, assets, shares, stock or other securities of Topco, Parent or their respective Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Parent to Parent or to any of its other wholly owned Subsidiaries;

(ii) split, combine or reclassify any of its shares, capital stock or, issue or authorize or propose the issuance of any shares or shares of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares or shares of its capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction or in connection with any Parent Equity Awards;

(iii) except as required by a Parent Benefit Plan in effect on the date of this Agreement, (A) (1) make material amendments to the base salary, bonus, retainer or other fees or any other component of compensation for any current or former employee or individual independent contractor of Parent or its Subsidiaries, other than amendments made in the ordinary course of business consistent with past practice which would not increase the aggregate remuneration of such category by more than 15 percent (15%), or (2) increase the benefits provided to Parent’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to welfare benefit programs); (B) enter into or announce any change of control, severance or retention agreement with any employee or individual independent contractor of Parent or any of its Subsidiaries except with respect to severance agreements entered into in the ordinary course of business consistent with past practice other than with officers at or above the level of vice president and retention agreements not to exceed the amounts set forth in the Parent Disclosure Schedule; (C) except as would materially increase the costs associated with such Parent Benefit Plans, enter into, establish, adopt, materially amend, terminate or waive any rights with respect to, any Parent Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a Parent Benefit Plan if it were in existence as of the date of this Agreement); (D) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Parent’s current or former employees, individual independent contractors, executive officers or directors; or (F) grant or announce any new Parent Equity Awards or other cash, equity or equity-based incentive awards;

(iv) (A) other than as needed to fill an open position with annual compensation consistent with the annual compensation paid to the employee previously in that position, hire or otherwise enter into any employment or consulting agreement or arrangement with any officer at or above the level of vice president;

(v) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law;

(vi) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements) or enter into or amend any agreement between Parent and any Parent Shareholder, including, for the avoidance of doubt, the Existing Registration Rights Agreements and the Existing Relationship Agreement;

(vii) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries or under any Parent Benefit Plan, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital or capital stock or other ownership interest in Parent or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital or capital stock, ownership interest or convertible or exchangeable securities;

(viii) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital or capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Parent Shares from a holder of Parent Equity Awards in satisfaction of withholding obligations upon the vesting of such award;

(ix) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) indebtedness for borrowed money incurred in replacement of any indebtedness (including related premiums and expenses) (provided, that Parent shall consult with the Company in connection with any such action) (3) guarantees by Parent of indebtedness for borrowed money of Subsidiaries of Parent, which indebtedness is incurred in compliance with this Section 7.2(b) and (4) indebtedness for borrowed money incurred under or the issuance of letters of credit under Parent’s revolving credit facility or pursuant to agreements in effect prior to the execution of this Agreement;

(x) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of (i) any Drilling Unit or (ii) any portion of its material properties or assets having a fair market value in excess of USD 25,000,000 in the aggregate, except (1) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to the Company prior to the date of this Agreement, or (3) sales or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(xi) (1) modify, amend, terminate or waive any rights under any Parent Material Contract in any material respect in a manner which is adverse to Parent other than in the ordinary course of business or (2) enter into any Contract in respect of any Drilling Unit that would constitute a Parent Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business or in connection with the expiration or renewal of any Parent Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 7.2(b);

(xii) except as provided under any agreement entered into prior to the date of this Agreement, set forth in Section 7.2 of the Parent Disclosure Letter, voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 7.16 applies or that involves only the payment of monetary damages not in excess of USD 5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Parent or any of its Subsidiaries (provided, that in no event shall Parent or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Parent if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 7.16 applies;

(xiii) (1) make, change or revoke any material Tax election, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any material method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) with respect to Taxes, (6) enter into any Tax allocation, Tax sharing, or Tax indemnity arrangement or agreement, or (7) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(xiv) acquire (by merger, consolidation, purchase of stock or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed USD 25,000,000 in the aggregate;

(xv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Topco, Parent or any of their respective Significant Subsidiaries (other than the transactions contemplated by this Agreement or in compliance with Section 7.2(b)(xiv), Section 7.6, Article IX of this Agreement);

(xvi) enter into or amend any material transaction with any Affiliate (other than transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 7.2(b)(xvi), it being understood that this Section 7.2(b)(xvi) (including this proviso) shall not be read to narrow Section 7.2(b)(iii);

(xvii) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 7.2(b)(iii); or

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 7.3 Control of Operations. Nothing contained in this Agreement shall give (a) Topco or Parent, directly or indirectly, the right to control or direct the Company’s operations or (b) the Company, directly or indirectly, the right to control or direct Topco’s or Parent’s operations, prior to the Acceptance Time. Prior to the Acceptance Time, each of Topco, Parent and the Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 7.4 Access.

(a) Subject to compliance with applicable Laws (including any Public Health Measures) and solely for purposes related to the consummation of the transactions contemplated by this Agreement, each party shall afford to the other party and its Representatives reasonable access during normal business hours in the relevant location(s), throughout the period prior to the earlier of the Acceptance Time and the Termination Date, to such party’s and its Subsidiaries’ officers, employees, properties, assets, equipment, inventory, operating sites, Contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement. The foregoing notwithstanding, a party shall not be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would, in the reasonable judgment of such party, result in a loss of privilege or trade secret protection to such party or any of its Subsidiaries or would constitute a violation of any applicable Laws or Antitrust Laws, including any Public Health Measures (provided, that in each case such party shall use its reasonable endeavours to allow for such access in a way that would not have any of the foregoing effects). Subject to the foregoing restrictions, each party shall be permitted to conduct reasonable inspections, assessments and testing of the other party’s properties, assets, equipment, inventory and operating sites; provided, however, that nothing herein shall authorize any party or its Representative to undertake any testing involving invasive techniques, including testing involving sampling of soil, sediment, groundwater, surface water, air or building materials, at any of the other party’s or its Subsidiary’s properties, without the prior written consent of such other party.

(b) Each party hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Information, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of June 11, 2021, between the Company and Parent (the “Confidentiality Agreement”).

Section 7.5 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 7.5, from and after the date of this Agreement until the Acceptance Time (or, if earlier, the termination and abandonment of this Agreement in accordance with Article IX), the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable endeavours to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate or solicit any inquiry, proposal or offer with respect to, or the making, submission or announcement of, any Company Alternative Proposal, or (ii) enter into or continue any discussions or negotiations with respect to the Company or its Subsidiaries to any Person in connection with a Company Alternative Proposal. In addition, except as expressly permitted under this Section 7.5, from the date of this Agreement until the Acceptance Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article IX, neither the Company Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law, (B) effect a Company Change of Recommendation or (C) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for any Company Alternative Proposal (a “Company Alternative Acquisition Agreement”).

(b) Notwithstanding anything to the contrary in this Section 7.5, if the Company receives a written Company Alternative Proposal from any Person at any time following the date of this Agreement and prior to the time the Acceptance Time, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that, subject to applicable Law, the Company shall substantially contemporaneously therewith make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent, and (ii) the Company and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Company Alternative Proposal, if and only to the extent that, prior to taking any action described in subclause (i) or (ii), the Company Board or relevant committee thereof determines in good faith (after consultation with its outside counsel and financial advisor) that such Company Alternative Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and provides Parent with written notice of such determination.

(c) The Company shall promptly (and, in any event, within 24 hours of any such event) notify Parent of the receipt of any Company Alternative Proposal or any material amendment thereto, and provide with respect to any Company Alternative Proposal or material amendment thereto, a written summary of the material terms and conditions of each such Company Alternative Proposal or such material amendment thereto.

(d) Except as set forth in this Section 7.5(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation with respect to the Offer, (B) fail to consent to the inclusion of the Company Recommendation in the Offer Document, (C) approve, adopt, endorse or recommend a Company Alternative Proposal, or (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes a Company Alternative Proposal is commenced, recommend the acceptance of such tender offer or exchange offer by Company shareholders (any of the foregoing, a “Company Change of Recommendation”) or (ii) authorize, adopt or approve a Company Alternative Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Company Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board may (I) effect a Company Change of Recommendation if the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) that, as a result of any Effects

(other than in connection with a Company Alternative Proposal or an Acquisition Opportunity) with respect to the Company that materially affects the business, results of, operations or financial condition of the Company that was not known to or reasonably foreseeable by the Company Board as of or prior to the execution and delivery of this Agreement (a “Company Intervening Event”), failure to take such action would be inconsistent with the directors’ duties under applicable Law (taking into account any adjustments to the terms and conditions of the Offer proposed by Topco and Parent in response to such Company Intervening Event), and (II) if the Company receives a Company Alternative Proposal that the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Company Superior Proposal (taking into account any adjustments to the terms and conditions of the Offer proposed by Topco and Parent in response to such Company Alternative Proposal), effect a Company Change of Recommendation; provided, however, the Company Board may take the actions described in subclause (I) or (II) if and only if:

(e) the Company shall have provided prior written notice to Parent of the Company Board’s intention to take such actions at least five (5) Business Days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Company Intervening Event or the material terms of the Company Alternative Proposal received by the Company that constitutes a Company Superior Proposal;

(f) after providing such notice and prior to taking such actions, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) during such five (5) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such actions; and

(g) the Company Board shall have considered in good faith any changes to this Agreement that may be offered in writing by Parent by 11:59 p.m. Central European Time on the fifth (5th) Business Day of such five (5) Business Day period and shall have determined in good faith (A) with respect to the actions described in subclause (I) above, after consultation with outside counsel, that it would continue to reasonably be expected to be inconsistent with the directors’ duties under applicable Law not to effect the Company Change of Recommendation, and (B) with respect to the actions described in subclause (II) above, after consultation with outside counsel and its financial advisor, that the Company Alternative Proposal received by the Company would continue to constitute a Company Superior Proposal, in each case, if such changes offered in writing by Topco and Parent were given effect.

(h) Nothing contained in this Section 7.5, shall be deemed to prohibit the Company, the Company Board or any committee of the Company Board from (i) making any “stop, look and listen” communication to the shareholders of the Company (or any similar communications to the shareholders of the Company) or (ii) making disclosure and/or taking such other actions that the Company Board determines in good faith after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure and/or take such action would be inconsistent with the directors’ duties under applicable Law.

Section 7.6 No Solicitation by Parent.

(a) From the date of this Agreement until the Parent Merger Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article IX, Parent and its Subsidiaries shall not, and Parent shall instruct and use its reasonable endeavours to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate or solicit any inquiry, proposal or offer with respect to, or the making, submission or announcement of, any Parent Alternative Proposal, or (ii) enter into or continue any discussions or negotiations with respect to Parent or its Subsidiaries to any Person in connection with a Parent Alternative Proposal. In addition, except as expressly permitted under this Section 7.6, from the date of this Agreement until the Parent Merger Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article IX, neither the Parent Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law,

(B) effect a Parent Change of Recommendation or (C) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for any Parent Alternative Proposal (a “Parent Alternative Acquisition Agreement”).

(b) Notwithstanding anything to the contrary in this Section 7.6, if Parent receives a written Parent Alternative Proposal from any Person at any time following the date of this Agreement and prior to the time the Parent Shareholder Approval is obtained, Parent and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) Parent and its Representatives may provide information (including non-public information and data) regarding, and afford access to the business, properties, assets, books, records and personnel of, Parent and its Subsidiaries to such Person if Parent receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided that, subject to applicable Law, Parent shall substantially contemporaneously therewith make available to the Company any non-public information concerning Parent or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent, and (ii) Parent and its Representatives may engage in, enter into, continue or otherwise participate in any discussions or negotiations with such Person with respect to such Parent Alternative Proposal, if and only to the extent that, prior to taking any action described in subclause (i) or (ii), the Parent Board or relevant committee thereof determines in good faith (after consultation with its outside counsel and financial advisor) that such Parent Alternative Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal and provides Company with written notice of such determination.

(c) Parent shall promptly (and, in any event, within 24 hours of any such event) notify Company of the receipt of any Parent Alternative Proposal or any material amendment thereto, and provide with respect to any Parent Alternative Proposal or material amendment thereto, a written summary of the material terms and conditions of each such Parent Alternative Proposal or such material amendment thereto.

(d) Except as set forth in this Section 7.6(d), neither the Parent Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Company, the Parent Recommendation with respect to the Parent Merger and the Topco Share Issuance, (B) fail to include the Parent Recommendation in the Proxy Statement/Prospectus, (C) approve, adopt, endorse or recommend a Parent Alternative Proposal, or (D) if a tender offer or exchange offer for shares of Parent that constitutes a Parent Alternative Proposal is commenced, recommend the acceptance of such tender offer or exchange offer by Parent shareholders (any of the foregoing, a “Parent Change of Recommendation”) or (ii) authorize, adopt or approve a Parent Alternative Proposal, or cause or permit Parent or any of its Subsidiaries to enter into any Parent Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Parent Shareholder Approval is obtained, the Parent Board may (I) effect a Parent Change of Recommendation if the Parent Board determines in good faith (after consultation with its outside counsel and financial advisor) that, as a result of any Effects (other than in connection with a Parent Alternative Proposal or an Acquisition Opportunity) with respect to Parent that materially affects the business, results of, operations or financial condition of Parent that was not known to or reasonably foreseeable by the Parent Board as of or prior to the execution and delivery of this Agreement (a “Parent Intervening Event”), failure to take such action would be inconsistent with the directors’ duties under applicable Law (taking into account any adjustments to the terms and conditions of this Agreement proposed by the Company in response to such Parent Intervening Event), and (II) if Parent receives a Parent Alternative Proposal that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisors) constitutes a Parent Superior Proposal (taking into account any adjustments to the terms and conditions of this Agreement proposed by the Company in response to such Parent Alternative Proposal), effect a Parent Change of Recommendation; provided, however, the Parent Board may take the actions described in subclause (I) or (II) if and only if:

(A) Parent shall have provided prior written notice to Company of the Parent Board’s intention to take such actions at least five (5) Business Days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Parent

Intervening Event or the material terms of the Parent Alternative Proposal received by Parent that constitutes a Parent Superior Proposal;

(B) after providing such notice and prior to taking such actions, Parent shall have negotiated, and shall have caused its Representatives to negotiate, with Company in good faith (to the extent Company desires to negotiate) during such five (5) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Parent Board not to take such actions; and

(C) the Parent Board shall have considered in good faith any changes to this Agreement that may be offered in writing by Company by 11:59 p.m. Eastern Time on the fifth (5th) Business Day of such five (5) Business Day period and shall have determined in good faith (A) with respect to the actions described in subclause (I) above, after consultation with outside counsel, that it would continue to reasonably be expected to be inconsistent with the directors’ duties under applicable Law not to effect the Parent Change of Recommendation, and (B) with respect to the actions described in subclause (II) above, after consultation with outside counsel and its financial advisor, that the Parent Alternative Proposal received by Parent would continue to constitute a Parent Superior Proposal, in each case, if such changes offered in writing by Company were given effect.

(e) Nothing contained in this Section 7.6, shall be deemed to prohibit Parent, Parent Board or any committee of Parent Board from (i) making any “stop, look and listen” communication to the Parent Shareholders (or any similar communications to the Parent Shareholders) or (ii) making disclosure that the Parent Board determines in good faith after consultation with Parent’s outside legal counsel, that the failure of the Parent Board to make such disclosure would be inconsistent with the directors’ duties under applicable Law.

Section 7.7 Disclosure Documents.

(a) Subject to receipt from the Company of all information deemed reasonably required pursuant to Section 7.7(c), Parent and/or Topco shall, as promptly as practicable after the execution of this Agreement, but in no event later than 75 calendar days (or such other period as may be agreed between the Company and Parent) following the date of this Agreement, prepare and file with the DFSA a first draft of one or more (as applicable) EU Prospectuses required to make the Offer and the Compulsory Purchase. Each of Parent and/or Topco (as applicable) shall use its best endeavours to ensure that any such EU Prospectus complies as to form and content in all material respects with the rules and regulations of the EU Prospectus Regulation. Subject to Section 7.7(d), unless the Parent Board has made a Parent Change of Recommendation in accordance with Section 7.6, any EU Prospectus shall include the Parent Recommendation. Parent and/or Topco shall use its best endeavours to have any EU Prospectus approved by the DFSA as promptly as practicable after first filing (including by responding to comments of the DFSA and make all necessary subsequent filings), subject to receipt of information from the Company pursuant to Section 7.7(c). Topco shall be re-registered as a public limited company under the laws of England and Wales prior to the Offer being made.

(b) As promptly as practicable after the execution of this Agreement, but in no event later than 60 calendar days following the date of this Agreement, Parent and the Company shall prepare and Topco shall file with the SEC the Registration Statement to register the offer and sale of Topco Shares pursuant to the Parent Merger, Offer and Compulsory Purchase, file with the NYSE the NYSE Listing Application for the listing of Topco Shares on the NYSE and file with Nasdaq the Nasdaq Listing Application for the listing of the Topco Shares and if relevant, Temporary Share Certificates, on Nasdaq. The Registration Statement will include the Proxy Statement/Prospectus. Each of the Company and Parent each use its best endeavours to cause the Registration Statement to become effective as promptly as practicable following such filing (including by responding to comments of the SEC), and shall also use its best endeavours to satisfy prior to the effective date of the Registration Statement any applicable United States, English, foreign or state securities Laws in connection with the issuance of Topco Shares pursuant to the Parent Merger, Offer and Compulsory Purchase.

(c) Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, including participation in prospectus drafting sessions, as may be reasonably requested by such other party to be included in the Proxy Statement/Prospectus, NYSE Listing Application, the Nasdaq Listing Application, the EU Prospectus, or any other registration statement to be filed by Topco or Parent with the SEC, as applicable, and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of an EU Prospectus and the resolution of any comments to either of the foregoing documents received from the DFSA or any other relevant authority. If at any time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the EU Prospectus so that either such document would conform with applicable Laws and not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and with respect to the EU Prospectus, to the extent required by applicable Law, disseminated in accordance with applicable Law.

(d) The parties shall notify each other promptly of the receipt of any comments, whether written or oral, from (A) the DFSA or the staff of the DFSA and of any request by the DFSA or the staff of the DFSA for amendments or supplements to any EU Prospectus or for additional information and shall (I) supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the DFSA or the staff of the DFSA, on the other hand, with respect to the EU Prospectus, and (II) provide each other with a reasonable opportunity to participate in the response to those comments and requests, or (B) the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or for additional information and shall (I) supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus, or the Registration Statement and (II) all stop orders of the SEC relating to the Registration Statement and (III) provide each other with a reasonable opportunity to participate in the response to those comments and requests.

(e) No amendment or supplement to any EU Prospectus, the Proxy Statement/Prospectus or the Registration Statement will be made by a party without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that (i) Parent and/or Topco, in connection with a Parent Change of Recommendation made in compliance with the terms hereof may amend or supplement the EU Prospectus or the Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (x) a Parent Change of Recommendation, (y) a statement of the reason of the board for making such a Parent Change of Recommendation, and (z) additional information reasonably related to the foregoing, and (ii) Parent and/or Topco, in connection with a Company Change of Recommendation made in compliance with the terms hereof may amend or supplement any EU Prospectus or the Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (x) a Company Change of Recommendation, (y) a statement of the reason of the board for making such a Company Change of Recommendation, and (z) additional information reasonably related to the foregoing.

(f) The Company Board will without undue delay no later than immediately prior to publication of the Offer Document disclose any information which the Company Board considers to be inside information (as defined in the EU Market Abuse Regulation Article 7) which (i) the Company has disclosed to Topco or any of its Representatives, to enable Topco to comply with the Market Abuse Regulation Article 9(4) or (ii) the Company has delayed in accordance with Article 17 (4) of the Market Abuse Regulation at the time of publication of the EU Prospectus.

Section 7.8 Parent Meeting. Parent shall (i) take all action necessary in accordance with applicable Law and its governing documents (including without limitation its memorandum and articles of association) to duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders as promptly as practicable after the Registration Statement is declared effective and in any event by no later than the day before six (6) months after the date of this Agreement, for the purpose of obtaining the Parent Shareholder Approval (the “Parent Meeting”), provided that Parent shall be entitled to one (1) or more adjournments or postponements of the Parent Meeting if it determines (in consultation with the Company) it is reasonably advisable to do so to obtain a quorum or to obtain the Parent Shareholder Approval and such adjourned or postponed meeting is convened and held by no later than the day before six (6) months after the date of this Agreement, and (ii) unless there has been a Parent Change of Recommendation in accordance with Section 7.6, use all reasonable endeavours to solicit from its shareholders proxies in favor of the approval of the Parent Merger. No Parent Change of Recommendation shall obviate or otherwise affect the obligation of Parent to duly call, give notice of, convene and hold the Parent Meeting for the purpose of obtaining the Parent Shareholder Approval in accordance with this Section 7.8.

Section 7.9 Stock Exchange Listings.

(a) Topco and Parent shall cause the Topco Shares to be issued upon the consummation of the transactions contemplated by this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Parent Merger Effective Time (with such listing becoming effective by no later than at the Parent Merger Effective Time).

(b) Topco and Parent shall cause the Topco Shares (or depository receipts hereof or Temporary Share Certificates) to be issued upon the consummation of the transactions contemplated by this Agreement to be approved for admission to trading and official listing on Nasdaq, subject to official notice of issuance, prior to the Acceptance Time (the “Danish Listing”), with such listing becoming effective no later than the Acceptance Time. Topco shall use its best endeavours to maintain a secondary listing on the Danish Listing to remain effective at least until the second anniversary of the Closing Date and so long as the Topco Board deems it appropriate when considering the position of Danish retail shareholders.

(c) Each of Topco, Parent and the Company shall use their best endeavours to cause the Company Shares to be removed from admission to trading and official listing on Nasdaq in connection with or following the Acceptance Time, including, if so required by Nasdaq, (i) by applying for delisting of the Company Shares from Nasdaq, (ii) convening an extraordinary general meeting in the Company following the Acceptance Time for the purpose of the shareholders of the Company resolving to remove the Company Shares from trading and official listing and/or (iii) by offering the remaining shareholders in the Company the ability to dispose of their Minority Shares in exchange for Topco Shares in the same Exchange Ratio as in the Offer for a period of at least four weeks after Nasdaq has approved the request for removal from trading.

Section 7.10 HM Revenue & Customs and DTC Cooperation.

(a) Without prejudice to the generality of Section 7.9 and Section 7.12, the parties shall each use all reasonable endeavours to cooperate in the assembly, preparation and filing of any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable: (a) confirmation from DTC that the Topco Shares are eligible for clearing through DTC and agreement from DTC to accept the Topco Shares for clearing through DTC in connection with the transactions contemplated by this Agreement and such future transactions as may be reasonably foreseeable; (b) any clearances from HM Revenue & Customs required by DTC (including in relation to any depository service) or considered necessary or desirable by the parties in connection with the admission of the Topco Shares for clearing through DTC; and (c) such confirmation or agreement from any other depositary or clearance service as may reasonably be required to enable the Topco Shares to be accepted for clearing through DTC and issuance, registration and clearing through Danish VP Securities A/S and the Topco Shares to be approved for listing on the NYSE and on the Danish Listing.

Section 7.11 Employee Matters.

(a) For a period of one (1) year following the Acceptance Time (or, if earlier, the date the employment of the relevant employee ends), Topco shall provide, or shall cause to be provided, to each employee of the Company or its Subsidiaries as of immediately prior to the Acceptance Time who, in each case, remains employed with Topco or any of its Subsidiaries through the Acceptance Time (the “Continuing Employees”) with base compensation, short term and long term incentives and employee benefits that are no less favourable to those provided to the applicable Continuing Employee immediately prior to the Acceptance Time. Notwithstanding the foregoing, neither Topco nor any of its Affiliates shall be obligated to continue to employ any Continuing Employee for any specific period of time following the Acceptance Time.

(b) With respect to both the Continuing Employees and the non-Continuing Employees, Topco shall ensure that the terms of any retention plans in place prior to the date of this Agreement and any retention plans entered into in accordance with Section 7.1(b)(iii)(B) of this Agreement are complied with at all times.

(c) For purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Topco, as applicable, providing benefits to any Continuing Employees after the Acceptance Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries, as applicable, and their respective predecessors before the Acceptance Time, to the same extent as such Continuing Employee was entitled, before the Acceptance Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Acceptance Time; provided that its application would not result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall use commercially reasonable endeavours to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a Company Benefit Plan in which such Continuing Employee participated immediately before the Acceptance Time (such plans collectively, as applicable, the “Old Plans”), and (ii) for purposes of each New Plan providing group medical benefits to any Continuing Employee, Parent shall use commercially reasonable endeavours to cause (A) all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the plans of the applicable Old Plan in which such employee participated immediately prior to Acceptance Time, and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year in which the Acceptable Time occurs as if such amounts had been paid in accordance with such New Plan. For the period set forth in the first sentence of Section 7.11(a), the New Plans shall be no less favourable than the Old Plan.

(d) Immediately following the Closing, Topco shall form or cause to be formed a committee consisting of an equal number of representatives who were Nectar employees immediately prior to the Closing and representatives who were Company employees immediately prior to the Closing. The purpose of the committee shall be to assess whether changes to the employment terms are considered as material changes to the detriment of any employee(s) in question in which case the employee(s) in question will be considered a non-Continuing Employee under this Section 7.11(d). The committee’s assessment shall be determined with reference to guidelines as set forth in Section 7.11 of the Company Disclosure Letter agreed in good faith between Nectar and the Company with reference to applicable law. The committee shall be operational until one (1) year following Closing. Topco shall provide or cause to be provided to the non-Continuing Employees subject to implementation or notification of material changes to the terms and conditions of employment the option to postpone their final acceptance or rejection of the changed conditions for a period of up to one (1) year following the Closing during which the employees in question at all times can give notice to the effect that they consider themselves dismissed by their employer in accordance with the terms and conditions applicable to the non-Continuing Employees described in this Section 7.11(d); The notice period as applicable for the non-Continuing Employee will be calculated from the day when the non-Continuing Employee gives notice that they consider themselves dismissed. Until the employee provides such notice, if provided within one (1) year from the Closing the employee will for the purpose of this Merger Agreement be considered a Continuing Employee in accordance with Section 7.11(a).

(e) For the purpose of providing certainty to the employees concerned, Topco shall as soon as is reasonably practical considering the proper development and implementation of integration plans assess which employees are to continue in the new organization and which roles will be redundant. Topco shall as soon as is reasonably practical considering the proper development and implementation of integration plans provide, or shall cause to be provided, individual notice to each employee of the Company or its Subsidiaries who was employed immediately prior to the Closing and who is to be made redundant. If any employee employed as VPs and above (including Job Level 7), including for the avoidance of doubt ExM and ExLT are to be made redundant, notice must be provided no later than 60 days following Closing. For the purpose of this Agreement, employees shall be considered as made redundant (the “non-Continuing Employees”) in case of (i) a notice of termination or severance agreement provided by or caused to be provided by Topco (for reasons other than material breach being cause for termination under the governing terms of any individual service agreement or employment agreement or applicable law) or (ii) implementation or notification of material changes to the terms and conditions of employment provided by or caused by TopCo. Any non-Continuing Employees who receive notice that they are made redundant as defined in this Section 7.11(e) within eighteen (18) months following the Closing shall be provided with severance terms no less favorable than the minimum terms reflecting the Company’s past practices on severance terms as set forth in Section 7.11 of the Company Disclosure Letter. Noting, however, that these terms shall only be provided to the extent more favorable than and/or not addressed in the terms provided the terms provided by any individual agreement (including addenda to the applicable service agreement or employment agreement as part of any retention plan).

(f) Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.11 shall create any third-party rights in any Person, including any current or former director, officer, employee or other service provider of the Company or its Affiliates or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof). Nothing in this Agreement shall be construed to establish, adopt, amend or modify any benefit or compensation plan, program, agreement or arrangement, or affect the rights of Parent or its Affiliates (including, after Closing, the Company) to amend, modify, or terminate any benefit or compensation plan, program, agreement or arrangement.

Section 7.12 Endeavours.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties to this Agreement shall use all reasonable endeavours to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the transactions contemplated by this Agreement, (iii) the contesting and defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement, and (v) refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Parent Merger, provided, however, that in no event shall Topco, Parent, the Company, or any of their respective Subsidiaries be required to pay prior to the Acceptance Time any fee, penalty or other consideration (other than filing fees as contemplated in Section 7.12(b)) to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the parties shall (i) file (in draft form where applicable) as promptly as practicable any required filings and/or notifications under applicable Antitrust Laws or under Foreign Direct Investment Laws, with respect to the transactions contemplated by this Agreement, including using all reasonable endeavours to submit a merger notice (meldung) to the NCA pursuant to §18 and compliant with §18a of the Competition Act (Konkurranseloven) (Norway) by no later than 14 January 2022 and to submit a merger notice that complies with section 96(2) of the Enterprise Act 2002 (UK) to the CMA by no later than 11 February 2022, and use all reasonable endeavours to cause the expiration or termination of any applicable waiting periods and to obtain all necessary approvals or clearances (including clearance from the CMA) under any Antitrust Law or under Foreign Direct Investment Laws, (ii) use all reasonable endeavours to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (y) promptly making all such filings (in draft form where applicable) and timely obtaining all such consents, permits, authorizations or approvals, (iii) make an appropriate response as promptly as practicable to any request for additional information or documents by a Governmental Entity pursuant to any Antitrust Law or Foreign Direct Investment Laws, and (iv) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date). Without limiting the generality of the foregoing, the parties shall, to the extent necessary to allow the parties lawfully to consummate the transactions contemplated by this Agreement no later than the End Date, propose, negotiate, or offer to commit and effect (and if such offer is accepted, commit to and effect) to (i) sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any operations, divisions, businesses, product lines, customers or assets of Parent, the Company or any of their respective Subsidiaries contemporaneously with or after the Closing, (ii) take or commit to take such other actions that may, after the Closing, limit Parent’s freedom of action with respect to, or its ability to retain, any operations, divisions, businesses, products lines, customers or assets, (iii) terminate, or assign or novate to a third party, any Contract or other business relationship, and (iv) enter into any Order, undertaking, commitment or agreement to effectuate any of the foregoing (each of the items described in clauses (i)-(iv), a “Regulatory Remedy Action”). Notwithstanding the foregoing or anything to the contrary in this Agreement (w) the parties shall cooperate and consult with each other in advance of proposing any Regulatory Remedy Action, (x) the parties shall not be required to take or permit any Non-Required Remedy Action; (y) the Company shall agree to take any Regulatory Remedy Action (that is not a Non-Required Remedy Action) requested in writing by Parent and shall not take a Regulatory Remedy Action without Parent’s written consent; and (z) none of the parties shall be required to take any Regulatory Remedy Action unless such actions are only effective after the Acceptance Time. In connection therewith, if any Action is instituted (or reasonably foreseeable or threatened to be instituted) challenging the transactions contemplated by this Agreement as in violation of any applicable Antitrust Law, each of the parties shall cooperate and use all reasonable endeavours to contest and resist any such Action, and to have vacated, lifted, reversed or overturned any Order whether temporary, preliminary or permanent, that is in effect and that delays, prohibits, prevents or restricts consummation of the transactions contemplated by this

Agreement. Each of Parent and the Company shall be responsible for 50% of all filing fees under any Antitrust Laws, any Foreign Direct Investment Law and/or any such other laws or regulations applicable to any of Parent or the Company or any of their Affiliates. The Company and Parent shall not (and shall cause their Subsidiaries and use all reasonable endeavours to cause their Affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust Law or any Foreign Direct Investment Law, enter into or extend a timing agreement with any Governmental Entity or withdraw or refile any filing under any Antitrust Law or under any Foreign Direct Investment Law, without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned, or delayed.

(c) The parties shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to this Section 7.12, and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including by promptly furnishing the other with copies of notices or other material communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or, to the Knowledge of the Company or Parent, their Affiliates, from any third party and/or any Governmental Entity with respect to such transactions, and providing regular updates on the development and implementation of potential Regulatory Remedy Actions, including interactions with relevant third parties. Without limiting the rights and obligations of the parties hereunder, promptly after the date of this Agreement, the Company and Parent shall establish a joint steering committee, comprising representatives of each of the Company and Parent, who shall be assisted by their external antitrust counsel, that will be responsible for preparing and overseeing the strategy for the regulatory filings, including developing and implementing potential Regulatory Remedy Actions, and through which the cooperation and consultation obligations in this Section 7.12 shall principally be coordinated. Any recommendation of the joint steering committee shall remain subject to approval by each of the Company and Parent. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions; provided, however, that materials may be (x) provided on an “outside counsel only” basis or (y) redacted, in each case as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information (including references concerning the valuation of the businesses of Parent, the Company and their respective Subsidiaries, or proposals from third parties with respect thereto). The parties agree to take information protected from disclosure under attorney-client privilege, work product doctrine, joint defense privilege or any other privilege under applicable Law, in a manner so as to preserve the applicable privilege. Each of the parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited or required otherwise by such Governmental Entity, gives the other party the opportunity to attend and participate.

(d) Each of the parties agrees that, between the date of this Agreement and the earlier of the Acceptance Time and the termination of this Agreement in accordance with Article IX, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any Acquisition Opportunity that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 7.13 Public Announcements. The initial press release regarding this Agreement shall be the announcement in the agreed form Exhibit I (the “Transaction Announcement”) and the initial investor presentation regarding the transactions contemplated by this Agreement shall be in the agreed form Exhibit J (the “Investor Presentation”). Save for the Transaction Announcement and the Investor Presentation, neither the Company nor Parent shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated by this Agreement without first providing the other party the opportunity to review and comment upon such release or announcement, unless such party determines in good faith that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated by this Agreement, in which event such party shall use its reasonable endeavours to provide an opportunity for the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided that (i) Parent shall not be required to provide any such review or comment to the Company in connection with a Parent Change of Recommendation, (ii) the Company shall not be required to provide any such review or comment to Parent or its Affiliates in connection with the receipt and existence of a Company Alternative Proposal and matters related thereto or to a Company Change of Recommendation and (iii) each party and its respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 7.13.

Section 7.14 Indemnification and Insurance.

(a) From and after the Acceptance Time, Topco shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Acceptance Time an officer, director or employee of Parent, the Company or any of their respective Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Parent, the Company or any of their respective Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Acceptance Time, whether asserted or claimed prior to, or at or after, the Acceptance Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby or any other indemnification or advancement right of any Indemnified Party).

(b) For a period of six (6) years after the Acceptance Time, Topco shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Parent and the Company (provided that Topco may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Acceptance Time.

(c) All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under Parent and the Company’s charter, bylaws, or indemnification Contracts or undertakings existing in favor of those Persons who are, or were, directors and officers of Parent or the Company at or prior to the date of this Agreement shall survive the Parent Merger and the Offer, as applicable, and shall be assumed by Topco or the Parent Merger Surviving Entity following the Acceptance Time without any further action. Without limiting the foregoing, the memorandum and articles of association or other governing documents of Topco and the Parent Merger Surviving Entity, from and after the Acceptance Time, shall contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the articles of association and charter and bylaws of Parent and the Company, as applicable, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties. In addition, from the Acceptance Time, Topco shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Indemnified Party under this Section 7.14 (including in connection with enforcing the indemnity and other obligations referred to in this Section 7.14) as incurred to the fullest extent permitted under applicable Law for a period of six (6) years from the Acceptance Time; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(d) If Topco, the Parent Merger Surviving Entity or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Topco or the Parent Merger Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.14. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Parent, the Company or any of their respective Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.14 is not prior to, or in substation for, any claims under any such policies.

(e) The provisions of this Section 7.14 (i) shall survive the consummation of the Parent Merger and the Offer, as applicable, and continue in full force and effect and is intended to benefit, (ii) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 7.15 Section 16 Matters. Prior to the Parent Merger Effective Time, Topco and Parent shall use all reasonable endeavours to take all such steps as may be required to cause any dispositions of Parent equity securities and acquisitions of Topco equity securities (including derivative securities) resulting from the transactions contemplated by this Agreement by each individual who is or will become subject to the reporting requirements of Section 16(b) of the Exchange Act with respect to Topco to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 7.16 Shareholder Litigation. In the event that any litigation or other Action of any shareholder related to this Agreement or the transactions contemplated by this Agreement is initiated or pending, or, to the Knowledge of the applicable party, threatened in writing, against any party or its Subsidiaries and/or the members of the board of directors of such party (or of any equivalent governing body of any Subsidiary of such party) prior to the Acceptance Time (or earlier termination of this Agreement), such party shall promptly notify the other party of any such shareholder Action, give the other party the opportunity to participate in the defense or settlement of any such shareholder Action, and shall keep the other party reasonably informed with respect to the status thereof. No settlement of any such shareholder Action shall be agreed to without the other party’s consent (not to be unreasonably withheld, delayed or conditioned).

Section 7.17 Financing Matters.

(a) From the date of this Agreement until the Acceptance Time, Topco and Parent shall, and shall cause its Subsidiaries to, cooperate with the Company and its Subsidiaries as reasonably requested by the Company and its Subsidiaries in connection with obtaining, or consummating the transactions contemplated by, the Consent Arrangement, including by (i) furnishing financial and other pertinent information of Topco and Parent and their respective Subsidiaries, which may include (a) on or prior to the date that is sixty days after the last day of the first, second and third fiscal quarter of Parent, Parent’s unaudited consolidated balance sheet as of the last day of the applicable quarter and related statements of operations, statements of changes in members’ equity and statements of cash flows for such fiscal quarter, (b) on or prior to the date that is one hundred and twenty days after the last day of the fiscal year, Parent’s audited consolidated balance sheet as of the last day of Parent’s fiscal year ending December 31, 2021 and related statements of operations, statements of changes in members’ equity and statements of cash flows for such fiscal year and (c) information necessary to show the pro forma impact of the transactions contemplated by this Agreement on Parent, the Company and their respective Subsidiaries, as applicable, and for the purpose of the preparation of any offering document or memorandum, lender presentation, bank information memorandum or similar documents, (ii) participating in meetings, presentations and sessions with existing or prospective lenders and ratings agencies at reasonable times and upon reasonable notice and the preparation of materials for such meetings, presentations and sessions, (iii) giving of a parent company guarantee by Topco together with customary corporate and documentary conditions precedent consistent with the deliverables under the relevant Company Debt Documents (including but not limited to copies of corporate and shareholder approvals, director certificates or incumbency certificates), (iv) providing pertinent information of Topco and Parent, and their respective Subsidiaries and shareholders that is required in connection with any applicable debt financing including the satisfaction of conditions under, or the implementation or documentation of, the Consent Arrangements by relevant regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations; and (v) if applicable, obtaining customary payoff letters, lien releases, and instruments of termination or discharge; provided that the Parent shall be reimbursed for any reasonable out-of-pocket costs incurred by the Parent in connection with such cooperation by Parent. No obligation of the Company or its Subsidiaries, Topco or Parent under a certificate, document, agreement or instrument (other than, solely with respect to the Company and its Subsidiaries, any letter setting forth the terms and conditions of the Consent Arrangement) will be required to be effective until consummation of the Closing.

(b) From the date of this Agreement until the Acceptance Time, Parent shall, and shall cause its Subsidiaries to, cooperate with the Company and its Subsidiaries as reasonably requested by the Company and its Subsidiaries in connection with obtaining, or consummating the transactions contemplated by, any Bridge Arrangement, including by (i) furnishing financial and other pertinent information of Parent and its Subsidiaries, which may include (a) on or prior to the date that is sixty days after the last day of the first, second and third fiscal quarter of Parent, Parent’s unaudited consolidated balance sheet as of the last day of the applicable quarter and related statements of operations, statements of changes in members’ equity and statements of cash flows for such fiscal quarter, (b) on or prior to the date that is one hundred and twenty days after the last day of the fiscal year, Parent’s audited consolidated balance sheet as of the last day of Parent’s fiscal year ending December 31, 2021 and related statements of operations, statements of changes in members’ equity and statements of cash flows for such fiscal year and (c) information necessary to show the pro forma impact of the transactions contemplated by this Agreement on Parent, the Company and their respective Subsidiaries, as applicable, and for the purpose of the preparation of any offering document or memorandum, lender presentation, bank information memorandum or similar documents, (ii) participating in meetings, presentations and sessions with existing or prospective lenders and ratings agencies at reasonable times and upon reasonable notice and the preparation of materials for such meetings, presentations and sessions, (iii) cooperating with the creation and perfection of pledge and security instruments effective as of the Acceptance Time including the giving of a parent company guarantee by Topco together with customary corporate and documentary conditions precedent consistent with the deliverables under the relevant Company Debt Documents (including but not limited to copies of corporate and shareholder approvals, director certificates or incumbency certificates), (iv) providing pertinent information of Parent, and its Subsidiaries and shareholders that is required in connection with the applicable debt financing or Bridge Arrangement including the satisfaction of conditions under, or the implementation or documentation of, such Bridge Arrangements by relevant regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations; and (v) if applicable, obtaining customary payoff letters, lien releases, and instruments of termination or discharge; provided that the Parent shall be reimbursed for any reasonable out-of-pocket costs incurred by the Parent in connection with such cooperation by Parent. No obligation of the Company or its Subsidiaries, Topco or Parent under a certificate, document, agreement or instrument (other than any letter setting forth the terms and conditions of a Bridge Arrangement) will be required to be effective until consummation of the Closing.

(c) The Company hereto agrees to (i) keep the other parties informed on a reasonably current basis in reasonable detail of any material developments concerning the status of any Consent Arrangement and a Bridge Arrangement, (ii) provide prompt notice to the other parties hereto of any actual or threatened default or breach of any agreement related to any Consent Arrangement or a Bridge Arrangement, and (iii) comply with its obligations under any agreement related to any Consent Arrangement or a Bridge Arrangement in all material respects.

(d) Each of Parent and Company shall be responsible for 50% of all costs and expenses incurred in connection with any Consent Arrangements and/or the Bridge Arrangements (if any).

Section 7.18 Governance.

(a) Topco and Parent undertake, prior to the Offer being made, to procure the passing of resolutions of Parent providing for the re-registration of Topco as a public limited company and the making of all relevant actions and make all required filings to effect such re-registration.

(b) At the Acceptance Time, the existing articles of association of Topco shall be replaced with new articles of association, which shall be adopted in substantially the form attached hereto as Exhibit G (the “Topco Amended Articles”), and the Topco Amended Articles shall be articles of association of Topco until duly amended or replaced in accordance with the terms thereof and applicable Law.

(c) Prior to the Acceptance Time, Parent and Topco shall take all actions as may be necessary to cause (i) the number of directors constituting the Topco Board as of the Acceptance Time to be seven, and (ii) the Topco Board as of the Acceptance Time to be composed of (x) three directors designated by Parent prior to the Acceptance Time (all of whom shall meet the independence standards of the NYSE with respect to Topco) (the “Parent Nominees”) (which shall include any directors nominated for appointment by the Existing Investor pursuant to subsection (c)(i) below), (y) three directors designated by the Company prior to the Acceptance Time (at least two of whom shall meet the independence standards of the NYSE with respect to Topco) (the “Company Nominees”) (which shall include any directors nominated for appointment by APMH Invest pursuant to subsection (c)(ii) below)), and (z) the President and Chief Executive Officer of Topco immediately prior to the Acceptance Time.

(d) Topco, the Company and Parent agree that following the Acceptance Time:

(i) for so long as the Existing Investor holds, in aggregate: (1) no fewer than 20 percent (20%) of the Outstanding Ordinary Shares (as defined in the Relationship Agreement), the Existing Investor shall be entitled to nominate, and the Topco Board shall duly appoint and remove, two Parent Nominees; or (2) fewer than 20 percent (20%) but no fewer than fifteen percent (15%) of the Outstanding Ordinary Shares, the Existing Investor shall be entitled to nominate, and the Topco Board shall duly appoint and remove, one Parent Nominee, provided that at all times all of the Parent Nominees shall meet the independence standards of the NYSE with respect to Topco; and

(ii) for so long as APMH Invest holds, in aggregate: (1) no fewer than 20 percent (20%) of the Outstanding Ordinary Shares, APMH Invest shall be entitled to nominate, and the Topco Board shall duly appoint and remove, two Company Nominees; or (2) fewer than 20 percent (20%) but no fewer than fifteen percent (15%) of the Outstanding Ordinary Shares, APMH Invest shall be entitled to nominate, and the Topco Board shall duly appoint and remove, one Company Nominee, provided (x) that no Company Nominee may be an employee of Topco or its Subsidiaries and (y) if the Company has more than one Company Nominee, at least one Company Nominee shall, save as otherwise agreed, meet the independence standards of the NYSE with respect to Topco.

(e) At the Acceptance Time, Parent and the Company agree that, save as described in this Section 7.18 and as set out in the Relationship Agreement (once executed), there will be no continuing agreements, arrangements or understandings in place between Topco, Parent and/or the Company and any of their respective shareholders regarding the governance of Topco (including the composition of the Topco Board) and any and all such agreements, arrangements and understanding will have been terminated or will terminate at such time.

(f) At and after the Acceptance Time, the headquarters of Topco shall be located in Houston, Texas, unless or until the Topco Board determines otherwise.

Section 7.19 Company Business Operations

(a) North Sea Operations. Topco undertakes that for a period not less than five (5) years from the Closing Date, it shall (i) use reasonable endeavours to ensure the continued operation of the Company’s existing business and operating model in the North Sea region, (ii) allocate reasonable financial and strategic resources of Topco and its Subsidiaries to support the continued operation of such existing business and (iii) use reasonable endeavours to ensure that such business will be headquartered in Stavanger, Norway and, following the Closing Date, initially managed by an individual appointed by the Company. Notwithstanding the foregoing, (A) the North Sea operations may be integrated into the combined company in a manner consistent with the remainder of Topco’s business, taking into account matters particular to North Sea operations, (B) in the event there is a material decline in the demand for offshore drilling rigs in the North Sea that is not reasonably expected to improve in the near term, Topco may make such adjustments or changes with respect to its North Sea operations as it reasonably determines is in the best interests of Topco and its Subsidiaries, and (C) in any event Topco shall not be obligated to take any actions required under this Section 7.19(a) to the extent that the Topco Board, in its sole discretion, determines that taking such actions would have an adverse effect on the business, operations or financial condition of Topco and its Subsidiaries.

(b) Rig Recycling Standards. Topco undertakes that with effect from Closing it shall adopt a rig recycling policy consistent with the standards set forth in the “Responsible Rig Recycling Policy” approved by the Company Board on 11 February 2021; provided that, for the sake of clarity, nothing shall prevent Topco from making such reasonable changes to such adopted policy as it determines to be in the best interests of Topco and its Subsidiaries.

(c) Branding. Topco undertakes to comply at all times with the terms of the Branding Agreement. Without prejudice to the terms of the Branding Agreement, Topco undertakes to within three (3) months of the Closing Date or such other later date as APMH may agree under the terms of the Branding Agreement: (i) amend the name of the Company and each of its Subsidiaries (as applicable) to a name that does not include any IP licensed under the Branding Agreement (the “Licensed Branding”), or any name which is substantially or confusingly similar to any trademark included in the Licensed Branding (the “Licensed Trademarks”); (ii) rename all vessels and rigs to the extent necessary to omit any Licensed Branding and any word or any name which is substantially or confusingly similar to any Licensed Trademark; and (iii) remove any display of the Licensed Trademarks from all sites, buildings, plants and equipment, rigs, websites, products, and uniforms owned, operated or in any other way used or controlled by Topco or any of its Subsidiaries; and (iv) transfer all Licensed Trademarks, to the extent required by the Branding Agreement. Topco acknowledges that all drilling units are to be repainted as and when required by the Branding Agreement.

Section 7.20 Additional Agreements. In case at any time after the Acceptance Time any further action is reasonably necessary to carry out the purposes of this Agreement or to vest the Parent Merger Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of the Parent, the proper officers and directors of each party to this Agreement shall take all such necessary action. Parent shall take all action necessary to cause Parent, Topco and Merger Sub to perform their respective obligations under this Agreement.

Section 7.21 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp duty, stamp duty reserve tax, registration or other similar Taxes incurred in connection with the transactions contemplated by this Agreement and the admission of the Topco Shares for clearing through DTC (“Transfer Taxes”) shall be borne by Topco. Topco shall, at its own expense, file all necessary Tax Returns with respect to all such Transfer Taxes for which it is liable under this Section 7.21(a), and shall timely pay (or cause to be timely paid) to the applicable Governmental Entity such Transfer Taxes. The parties agree to reasonably cooperate to (i) sign and deliver such certificates, filings or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Transfer Taxes, and (ii) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Transfer Taxes. For the avoidance of doubt, Transfer Taxes referred to in this Section 7.21(a) shall exclude Taxes imposed on income, profit or gain.

(b) Intended U.S. Tax Treatment. The parties acknowledge and agree that the Parent Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal (and applicable state and local) income tax purposes, and each party shall, and shall use all reasonable endeavours to cause its respective Affiliates to, use all reasonable endeavours to cause the Parent Merger to so qualify and file all Tax Returns consistent with, and take no position inconsistent with, such treatment, except as otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code. The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c) Tax Opinions. To the extent any opinion relating to Tax matters with respect to Parent (or its pre-Closing shareholders) or the Company (or its pre-Closing shareholders) is reasonably required in connection with any EU Prospectus, the Proxy Statement/Prospectus or the Registration Statement, the parties hereby acknowledge and agree that legal counsel to Parent or the Company, as applicable, shall be instructed by the relevant party to deliver any such opinion (and, for the avoidance of doubt, (x) legal counsel to the Parent shall not be obligated to deliver any such opinion with respect to the Company or its pre-Closing shareholders, and (y) legal counsel to the Company shall not be obligated to deliver any such opinion with respect to Parent or its pre-Closing shareholders). In furtherance of the foregoing, each party shall, and shall use all reasonable endeavours to cause its respective Affiliates, to (i) cooperate in order to facilitate the issuance of any such opinion and (ii) deliver to Kirkland & Ellis LLP (or other applicable legal counsel to Parent) and the Company’s legal advisors, in each case, to the extent requested by such counsel, duly executed certificates dated as of the date requested by such counsel, containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion.

(d) Topco Residence and classification of Merger Sub. The parties intend that the central management and control and effective management of Topco for tax purposes will be located solely in the United Kingdom, such that it shall remain solely a tax resident of the United Kingdom. Each of the parties acknowledges that it is their current intention that the Merger Sub be structured such that it ought to be treated as a taxable person for the purposes of UK taxation of income or gains and as having ordinary share capital (provided that the parties shall be free to structure the Merger Sub differently for UK tax purposes if they so agree).

(e) Joint Taxation Arrangements. The parties acknowledge and agree that in connection with and as a consequence of the consummation of the Parent Merger, the Company will cease to be part of a joint taxation group with APMH and accordingly the parties shall agree and implement joint taxation arrangements substantially in the form set out in Exhibit H.

(f) Tax Cooperation. Parent and the Company shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by the other party, in connection with Tax matters of Parent, the Company, or any of their respective Subsidiaries. Such cooperation shall include the retention and (upon the other party’s request) the provision of such records and information with respect such Tax matters (including copies of Tax Returns and audit reports) which are reasonably requested by the other party, and also include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

ARTICLE VIII

COMPANY’S CLOSING CONDITIONS

Section 8.1 Conditions for Topco to Effect the Closing. The Company may require that Topco does not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Company Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer in the event that, at any expiration of the Offer, any of the following conditions have not been fulfilled or waived (as applicable) in writing by the Company:

(a) The conditions set forth in clauses A-H and clause J of Exhibit D.

(b) (i) The warranties of Parent set forth in this Agreement (other than the warranties set forth in Section 6.2, Section 6.3, Section 6.10(b) and Section 6.21 of the Agreement) shall be true and correct as of the Closing Date as though made as of the Closing Date (except to the extent such warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such warranties shall be disregarded); and (ii) the warranties of Parent set forth in Section 6.2, Section 6.3, Section 6.10(b) and Section 6.21 of the Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such warranties expressly relate to an earlier date, in which case as of such earlier date).

(c) Involuntary insolvency proceedings shall have been opened in respect of the assets of Topco, Parent and/or Nectar Merger Sub.

(d) Parent shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to Closing.

ARTICLE IX

TERMINATION

Section 9.1 Termination and Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Acceptance Time, whether before or after the Parent Shareholder Approval has been obtained:

(a) by the mutual written consent of the Company and Parent (provided that the Company and Parent agree to meet not less than 7 days prior to the End Date (and, if the End Date is automatically extended pursuant to Section 9.1(b)(i), to meet again not less than 7 days prior to each revised End Date) to discuss the prospects of satisfying the conditions to the Offer, and to consider in good faith whether this right should be exercised);

(b) by either the Company or Parent:

(i) if (A) the Acceptance Time shall not have occurred on or before August 10, 2022 (the “End Date”); provided, however, that if on such date all of the conditions to the Offer, other than the conditions set forth in clause (G) of Exhibit D shall have been satisfied or shall be capable of being satisfied at such time, the End Date shall automatically be extended to November 10, 2022, which date shall thereafter be deemed to be the End Date; further provided, however, if on such date as extended by the immediately preceding proviso, all of the conditions to the Offer, other than the conditions set forth in clause (G) of Exhibit D shall have been satisfied or shall be capable of being satisfied at such time, the End Date shall automatically be extended to February 10, 2023 which date shall thereafter be deemed to be the End Date; and (B) the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not have breached its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the transactions contemplated by this Agreement on or before such date;

(ii) if any court of competent jurisdiction shall have issued or entered an Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this

Agreement and such Order shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used such endeavours as required by Section 7.12 to prevent, oppose and remove such injunction;

(iii) if the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Topco and Parent to extend the Offer pursuant to Section 3.1(f)(ii)) without Topco having accepted for payment any Company Shares pursuant to the Offer; provided that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall not have breached its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the Offer;

(iv) if the Parent Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Shareholder Approval shall not have been obtained; or

(v) if a final merger control decision is issued by either the CMA or NCA that either prohibits one or more of the transactions contemplated by this Agreement, or prevents the consummation of the transactions contemplated by this Agreement without the carrying out of a Non-Required Remedy Action;

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform in any material respect any of its warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in clause 8.1(b) or clause 8.1(d) hereof or failure of the Closing to occur and (B) cannot be cured by the End Date or, if curable, is not cured (1) within fifteen (15) days following the Company’s delivery of written notice to Parent of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date the Company delivers the notice described in the foregoing subclause (i) and the day prior to the End Date; provided that the Company is not then in material breach of any warranty, agreement or covenant contained in this Agreement;

(ii) at any time prior to receipt of the Parent Approvals and Parent Shareholder Approval if the Parent Board has given effect to a Parent Change of Recommendation; or

(iii) if each of the following applies:

(A) any of the following applies, in each case in relation to the transactions (or parts thereof) contemplated by this agreement:

(w) all of the following apply (I) the date is not earlier than 1 May 2022, (II) the UK Competition and Markets Authority has decided to make a reference pursuant to section 33(1) of the Enterprise Act 2002 (UK), and (III) not more than 30 days has passed from the later of the date in (I) and the Company becoming aware of the decision in (II), or

(x) all of the following apply (I) the date is not earlier than 1 July 2022, (II) the NCA has decided to issue a reasoned statement of objections (begrunnet forslag til forbudsvedtak) pursuant to §20(4) of the Competition Act (Konkurranseloven) (Norway), (III) there remains a legal impediment pursuant to the Competition Act (Konkurranseloven) (Norway), or pursuant to any other power related to merger control exercisable by the NCA, to the consummation of the transactions contemplated by this Agreement, and (IV) not more than 30 days has passed from the later of the date in (I) and the Company becoming aware of the decision in (II), or

(y) all of the following apply (I) the date is not earlier than 1 May 2022, (II) the European Commission has decided to initiate proceedings under Article 6(1)(c) of Council Regulation No. 139/2004, and (III) not more than 30 days has passed from the later of the date in (I) and the Company becoming aware of the decision in (II); and

(B) the Company has given Parent not less than 7 days’ notice of its intention to exercise its right under this Section 9.1(c)(iii), and has, if requested by Parent, met with and considered representations from Parent as to whether it should exercise its right (but the foregoing shall not limit or qualify the Company’s discretion to exercise its right under this Section 9.1(c)(iii), having taken such prior steps); and

(d) by Parent:

(i) if the Company shall have breached or failed to perform in any material respect any of its warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in sub-clause (I)(a) or clause (I)(b) of Exhibit D or failure of the Closing to occur and (B) cannot be cured by the End Date or, if curable, is not cured (A) within fifteen (15) days following Parent’s delivery of written notice to the Company of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (B) within any shorter period of time that remains between the date Parent delivers the notice described in the foregoing subclause (i) and the day prior to the End Date; provided that Parent is not then in material breach of any warranty, agreement or covenant contained in this Agreement; or

(ii) at any time prior to the Acceptance Time if the Company Board has given effect to the Company Change of Recommendation.

Section 9.2 Manner and Effect of Termination. Any party terminating this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions of this Agreement pursuant to which such termination is being effected and the basis therefor described in reasonable detail. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the parties or their respective Subsidiaries or Affiliates. Notwithstanding the foregoing: (a) no such termination shall relieve any party of its obligation to pay the Parent Termination Fee or Company Termination Fee, as applicable, if, as and when required pursuant to Section 9.3; (b) no such termination shall relieve any party for liability for such party’s Willful and Material Breach of this Agreement or for Fraud; and (c) (i) the Confidentiality Agreement (in accordance with its terms), and (ii) the provisions of Section 7.4(b), this Section 9.2, Section 9.3 and Article X, will survive the termination of this Agreement.

Section 9.3 Termination Fees.

(a) (i) In the event that (1) this Agreement shall have been terminated pursuant to Section 9.1(b)(i), Section 9.1(b)(iv), or Section 9.1(c)(i) due to a breach by Parent of Section 7.6, Section 7.8 or Section 7.12, (2) Parent or any other Person shall have publicly disclosed or announced a Parent Alternative Proposal made on or after the date of this Agreement but prior to the Parent Meeting, and such Parent Alternative Proposal has not been withdrawn at least five (5) days prior to the date of the Parent Meeting (or prior to the termination of this Agreement if there has been no Parent Meeting) and (3) within nine (9) months of such termination, such Parent Alternative Proposal is consummated; provided that, for purposes of this subclause (3), the references to “20%” in the definition of “Parent Alternative Proposal” shall be deemed to be references to “more than 80%”; (or) (ii) the Company shall have terminated this Agreement pursuant to Section 9.1(c)(ii); then, Parent shall, (A) in the case of clause (i) above, upon the consummation of a Parent Alternative Proposal, and (B) in the case of clause (ii) above, within two (2) Business Days of such termination, pay the Company (or one or more of its designees) the Parent Termination Fee by wire transfer of immediately available funds to one or more accounts designated by the Company; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Following receipt by the Company (or one or more of its designees) of the Parent Termination Fee in accordance with this Section 9.3(a), Parent shall have no further liability with respect to this Agreement or the transactions contemplated herein to the Company or its Subsidiaries or Affiliates or any other Person, other than in respect of Willful and Material Breach of this Agreement or Fraud.

(b) (i) In the event that (1) this Agreement shall have been terminated pursuant to Section 9.1(b)(i), Section 9.1(b)(iii), or Section 9.1(d)(i) due to a breach by the Company of Section 7.5 or Section 7.12 (2) the Company or any other Person shall have publicly disclosed or announced a Company Alternative Proposal made on or after the date of this Agreement but prior to the date of termination, and such Company Alternative Proposal has not been withdrawn at least five (5) days prior to the earlier of the Expiration Date or prior to the termination of this Agreement and (3) within nine (9) months of such termination, such Company Alternative Proposal is consummated; provided that, for purposes of this subclause (3), the references to “20%” in the definition of “Company Alternative Proposal” shall be deemed to be references to “more than 80%”; or (ii) the Parent shall have terminated this Agreement pursuant to Section 9.1(d)(ii); then, the Company shall, (A) in the case of clause (i) above, upon the consummation of a Company Alternative Proposal, and (B) in the case of clause (ii) above, within two (2) Business Days of such termination, pay Parent (or one or more of its designees) the Company Termination Fee by wire transfer of immediately available funds to one or more accounts designated by Parent; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Following receipt by Parent (or one or more of its designees) of the Company Termination Fee in accordance with this Section 9.3(b), the Company shall have no further liability with respect to this Agreement or the transactions contemplated herein to Parent or its Subsidiaries or Affiliates or any other Person, other than in respect of Willful and Material Breach of this Agreement or Fraud.

(c) In the event that this Agreement shall have been terminated pursuant to Section 9.1(b)(v) on or after 1 August 2022, Parent shall, within ten (10) Business Days of such termination, pay the Company (or one or more of its designees) an amount equal to USD 50,000,000 by wire transfer of immediately available funds to one or more accounts designated by the Company. Following receipt by the Company (or one or more of its designees) of such amount in accordance with this Section 9.3(c), Parent shall have no further liability with respect to this Agreement or the transactions contemplated herein to the Company or its Subsidiaries or Affiliates or any other Person, other than in respect of Willful and Material Breach of this Agreement or Fraud.

(d) If either party fails to timely pay an amount due pursuant to this Section 9.3, the defaulting party shall pay the non-defaulting party interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus 3% per annum through the date such payment is actually received.

(e) The parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement.

(f) The parties intend and shall use all reasonable endeavours to secure that the Parent Termination Fee and the Company Termination Fee (together, the “Termination Fees”), if paid, being compensatory in nature, shall not be treated for VAT purposes as consideration for a taxable supply. If, however, a Termination Fee is treated by any Governmental Entity, in whole or in part, as consideration for a taxable supply and a Governmental Entity determines that VAT is due: (i) in the case where VAT is due from the payee of the relevant Termination Fee (or the representative member of the group of which the payee is a party), the Termination Fee shall be inclusive of any such VAT; and (ii) in the case where VAT is due from the payor of the relevant Termination Fee (or the representative member of the group of which the payor is a party) under the reverse charge mechanism or under any similar mechanism outside the European Union or the United Kingdom, the amount of the relevant Termination Fee shall be reduced to such amount so that the aggregate of the relevant Termination Fee and such reverse charge VAT equals the amount of the relevant fee had no such reverse charge VAT arisen.

ARTICLE X

MISCELLANEOUS

Section 10.1 No Survival of Warranties. None of the warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Acceptance Time. Except in the case of Fraud, neither the Company, on the one hand, nor Topco, Parent or Merger Sub, on the other hand, shall have any liability whatsoever in respect of any claim for breach of the Company Warranties or Parent Warranties (as applicable), and each party acknowledges that the Company Warranties and Parent Warranties are given for information purposes only and that no party shall have a claim for breach of any of the Company Warranties or Parent Warranties. This Section 10.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms contemplates performance in whole or in part after the Acceptance Time, which shall survive to the extent expressly provided for herein or therein.

Section 10.2 Expenses. Except as set forth in Section 9.3, whether or not the Offer or the Compulsory Purchase, if any, is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that (a) expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus (including applicable SEC filing fees) an EU Prospectus (including any prospectus insurance premium), the Nasdaq Listing Application or the NYSE Listing Application shall be borne by Parent and (b) all fees paid in respect of any regulatory filing shall be borne 50% by Parent and 50% by the Company.

Section 10.3 Taxation of Indemnification Payments.

(a) If a payor of an amount in respect of any indemnity, warranty, compensation or reimbursement provision under this Agreement is required by Law to make a deduction or withholding from such payment, the payor shall provide such evidence of the relevant withholding as the payee may reasonably require and shall (save in respect of interest) pay such additional sum as will, after the deduction or withholding has been made, leave the payee with the same amount as it would have received had no deduction or withholding been made.

(b) If any sum paid in respect of any indemnity, warranty, compensation or reimbursement provision under this Agreement (but excluding any payment under Section 9.3) is subject to Tax in the hands of the payee (including where any relief covers such Tax), the payor shall pay such additional amount as shall ensure that the aggregate amount paid less the Tax payable in respect of such amount (or which would be payable but for such relief) shall be the amount that it would have paid if the payment had not been subject to Tax.

Section 10.4 Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement.

Section 10.5 Governing Law; Jurisdiction.

(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with English law, except that the provisions hereof which expressly relate to Danish law matters (including the approval and effectiveness of the Offer and the Compulsory Purchase) shall be construed, performed, governed and enforced in accordance with the Danish law.

(b) In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Courts of England and Wales. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 10.5, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (I) the suit, action or proceeding in such court is brought in an inconvenient forum, (II) the venue of such suit, action or proceeding is improper or (III) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 10.7.

Section 10.6 Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) does not adequately compensate for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.

(b) Each party further agrees that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.6, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 10.7 Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:

To the Company:

The Drilling Company of 1972 A/S

Lyngby Hovegade 85

2800 Kgs. Lyngby

Denmark

Attention: Klaus Kristensen

Email: klaus.kristensen@maerskdrilling.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

Attention: Will Pearce; Connie Milonakis

Telephone: (+44) 20 7418 1000

Email: will.pearce@davispolk.com; connie.milonakis@davispolk.com

To Topco, Parent or Merger Sub:

Noble Corporation

13135 Dairy Ashford, Suite 800

Sugar Land, TX 77478

United States of America

Attention: William Turcotte

Email: wturcotte@noblecorp.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

United States of America

Attention: Sean T. Wheeler, P.C.; Debbie P. Yee, P.C.; Cephas Sekhar

Telephone: (713) 836-3600

Email: sean.wheeler@kirkland.com; debbie.yee@kirkland.com; cephas.sekhar@kirkland.com or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 10.8 Process Agent.

From the date of this Agreement, Parent and the Company shall at all times each maintain an agent for service of process and any other documents and proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be notified from time to time in writing by Parent or the Company to the other parties, and any writ, judgment or other notice of legal proceedings shall be sufficiently served on Parent or the Company, as applicable, if delivered to such party’s agent at such address. This Section 10.8 does not affect any other method of service permitted by applicable Law.

Section 10.9 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective successors and assigns. Any purported assignment not permitted by this Section 10.9 shall be null and void.

Section 10.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. Notwithstanding anything to the contrary, under no circumstances shall the rights of holders of Company Shares as third-party beneficiaries pursuant to Section 10.11(b) be enforceable by such shareholders or any other Person acting for or on their behalf other than the Company and its successors in interest.

Section 10.11 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the exhibits, annexes and schedules to this Agreement), the Company Undertakings, the Parent Voting Agreements and the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

(b) Nothing in this agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this agreement other than (i) as specifically provided in Section 7.13 (which shall be for the benefit of the Indemnified Parties from and after the Acceptance Time); (ii) the rights of holders of Company Shares to pursue claims for damages and other relief, including equitable relief; (iii) the provisions of Article II with respect to holders of Parent Shares (which, from and after the Parent Merger Effective Time, shall be for the benefit of such holders as of the Parent Merger Effective Time) and (iv) the provisions of Article III with respect to holders of Company Shares (which, from and after the Acceptance Time, shall be for the benefit of holders of the Company Shares as of the Acceptance Time); provided, however, that the rights granted pursuant to subclause (ii) shall only be enforceable on behalf of such shareholders by the Company in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims shall attach to such Company Shares and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (1) distributed, in whole or in part, by the Company to the holders of Company Shares of record as of any date determined by the Company or (2) retained by the Company for the use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit.

(c) The parties acknowledge and agree that in the event that any of the provisions of this Agreement are breached or are not performed in accordance with their terms, irreparable damage may occur; that the parties and the third-party beneficiaries of this Agreement may not have an adequate remedy at law; that the parties (on behalf of themselves and the third-party beneficiaries of this Agreement) shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce the terms of this Agreement; and that the parties to this Agreement shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law.

(d) If any provision or provisions of this Agreement shall be held to be invalid, illegal, or unenforceable for any reason (i) the validity, legality and enforceability of the remaining provisions of this agreement shall not be affected or impaired thereby; (ii) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable Law and to give the maximum effect to the intent of the parties hereto; and (iii) to the fullest extent possible, the provisions of this Agreement shall be construed to give the maximum effect to the intent of the parties hereto; provided, however, that under no circumstances shall the rights of holders of Company Shares as third-party beneficiaries pursuant to Section 10.11(b) be enforceable by such shareholders or any other person acting for or on their behalf other than the Company and its successors in interest.

Section 10.12 Amendments; Waivers. At any time prior to the Acceptance Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of the Parent Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of any applicable stock exchange require further approval of the shareholders of Parent, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of Parent. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

NOBLE FINCO LIMITED

By:	/s/ Matthew John Brodie
Name:	Matthew John Brodie
Title:	Secretary

NOBLE CORPORATION

By:	/s/ Robert W. Eifler
Name:	Robert W. Eifler
Title:	President and Chief Executive Officer

NOBLE NEWCO SUB LIMITED

By:	/s/ Richard B. Barker
Name:	Richard B. Barker
Title:	Director

[Signature Page to Business Combination Agreement]

THE DRILLING COMPANY OF 1972 A/S

By:	/s/ Jørn P. Madsen
Name:	Jørn P. Madsen
Title:	Chief Executive Officer

By:	/s/ Claus V. Hemmingsen
Name:	Claus V. Hemmingsen
Title:	Chairman

[Signature Page to Business Combination Agreement]

Exhibit D

Conditions to the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Topco’s rights to waive or modify any of the conditions to the Offer in accordance with the provisions of that certain Business Combination Agreement, dated as of November 10, 2021 (the “Agreement”), by and among Noble Finco Limited, a private limited company formed under the laws of England and Wales with registered number 12958050 (“Topco”), Noble Corporation, a Cayman Islands exempted company (“Parent”), Noble Newco Sub Limited, a Cayman Islands exempted company and direct wholly owned subsidiary of Topco, and The Drilling Company of 1972 A/S, a Danish public limited liability company (the “Company”) (capitalized terms that are used but not otherwise defined in this Exhibit D shall have the respective meanings ascribed thereto in the Agreement) and applicable Law, and in addition to (and not in limitation of) the obligations of Topco to extend the Offer pursuant to the terms and conditions of the Agreement and applicable Law, Topco shall not be required to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Company Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer in the event that, at any expiration of the Offer:

(A)    The Minimum Acceptance Condition shall not have been satisfied.

(B)    The Parent Shareholder Approval shall not have been obtained.

(C)    Topco Shares to be issued in the Offer and the Parent Merger shall not have been approved for listing on the NYSE, subject to official notice of issuance.

(D)     Topco Shares to be issued in the Offer and the Parent Merger shall not have been approved for admission to trading and official listing by Nasdaq, subject to official notice of issuance and final approval of the EU Prospectus.

(E)    The Registration Statement and EU Prospectus shall not have become effective under the Securities Act or approved under the EU Prospectus Regulation, as applicable, or are subject to an effective stop order or proceeding seeking a stop order.

(F)    A Law shall be in effect that prohibits or makes illegal the consummation of the transactions contemplated by the Agreement, including the Parent Merger, the Topco Share Issuance and the Offer.

(G)    Any applicable waiting period (and any extension thereof) or approvals or clearances, as relevant, under the Antitrust Laws of the jurisdictions listed in Section 6.3(b) of the Company Disclosure Letter or the Parent Disclosure Letter shall not have expired or been earlier terminated or such approvals or clearances shall not have been obtained.

(H)    Any applicable waiting period (and any extension thereof) or approvals or clearances, as relevant, under the Foreign Direct Investment Laws of the jurisdictions listed in Section 6.3(b) of the Company Disclosure Letter or the Parent Disclosure Letter shall not have expired or been earlier terminated or such approvals or clearances shall not have been obtained.

(I)

(i)    (i) The warranties of the Company set forth in this Agreement (other than the warranties set forth in Section 5.2, Section 5.3, Section 5.10(b) and Section 5.21 of the Agreement) shall not be true and correct as of the Closing Date as though made as of the Closing Date (except to the extent such warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of warranties the circumstances giving rise to which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such warranties, all materiality, “Company Material Adverse Effect” and similar qualifiers set forth in such warranties shall be disregarded); and (ii) the warranties of the Company set forth in Section 5.2, Section 5.3, Section 5.10(b) and Section 5.21 of the Agreement shall not be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such warranties expressly relate to an earlier date, in which case as of such earlier date).

(ii)    the Company shall not have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to Closing.

(J)    The Agreement shall have been validly terminated in accordance with its terms.

(K)    Involuntary insolvency proceedings under Danish Law shall have been opened in respect of the assets of the Company.

Annex B

COMPANY NUMBER: [●]

THE COMPANIES ACT 2006

ARTICLES OF ASSOCIATION

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NOBLE FINCO LIMITED

B-i

Fair Price Provisions	B-30

Transactions with Interested Shareholders	B-35

Secretary	B-38

Minutes	B-38

The Seal	B-39

Accounting Records, Books and Registers	B-39

Audit	B-39

Authentication of Documents	B-40

Record Dates	B-40

Dividends	B-40

Reserves	B-44

Capitalisation of Profits	B-44

Capitalisation of Profits – Employees’ Share Schemes	B-45

Notices	B-46

Untraced Members	B-48

Destruction of Documents	B-49

Winding-Up	B-50

Provision for Employees	B-50

Indemnity	B-50

Insurance	B-51

Dispute Resolution	B-51

B-ii

THE COMPANIES ACT 2006

ARTICLES OF ASSOCIATION

- of -

NOBLE FINCO LIMITED

EXCLUSION OF OTHER REGULATIONS

1.

This document comprises the Articles of Association of the Company and no regulations set out in any statute or statutory instrument concerning companies shall apply as Articles of Association of the Company.

DEFINITIONS AND INTERPRETATION

2.1	In these Articles the following expressions have the following meanings unless the context otherwise requires:

A Ordinary Share means a share in the capital of the Company with the rights described in Article 6.1.

Act means the Companies Act 2006.

address means in relation to electronic communications, includes any number or address (including, in the case of any Uncertificated Proxy Instruction permitted in accordance with these Articles, an identification number of a participant in the relevant system concerned) used for the purposes of such communications.

Articles means these Articles of Association as altered from time to time.

Auditors means the auditors for the time being of the Company.

B Ordinary Share means a share in the capital of the Company with the rights described in Article 6.2.

Bank of England base rate means the base lending rate most recently set by the Monetary Policy Committee of the Bank of England from time to time.

Board the board of directors of the Company or the Directors present at a duly convened meeting of the Directors at which a quorum is present.

business day means a day (excluding a Saturday) on which banks are generally open in the City of London and New York for the transaction of normal banking business.

Capitalization Share means a share in the capital of the Company with the rights described in Article 6.3.

certificated share means a share in the capital of the Company which is held in physical certificated form and references to a share being held in ‘certificated form’ shall be construed accordingly.

clear days means in relation to the period of a notice, that period calculated in accordance with section 360 of the Act.

Communication means has the same meaning as in section 15 of the Electronic Communications Act.

Company means Noble Finco Limited.

Company’s website means any websites, operated or controlled by the Company, which contain information about the Company in accordance with the Statutes.

Corporate Governance Guidelines the corporate governance guidelines adopted by resolution of the Board from time to time.

Directors means the directors of the Company for the time being.

elected means elected or re-elected.

electronic communication has the same meaning as in section 15 of the Electronic Communications Act.

Electronic Communications Act means the Electronic Communications Act 2000 (as amended from time to time).

FSMA means the Financial Services and Markets Act 2000 (as amended from time to time).

group means the Company and its subsidiary undertakings for the time being.

holder means in relation to shares, the member whose name is entered in the register as the holder of the shares.

in electronic form means in a form specified by section 1168(3) of the Act and otherwise complying with the provisions of that section.

Member means a member of the Company.

Month means calendar month.

Operator means the operator of a relevant system for the purposes of the Uncertificated Securities Rules.

paid up means paid up or credited as paid up.

participating class means a class of shares title to which is permitted be the Operator to be transferred by means of a relevant class.

recognised person means a recognised clearing house acting in relation to a recognised investment exchange, or a nominee of a recognised clearing house acting in that way, or a nominee of a recognised investment exchange.

relevant system means a computer-based system which allows units of securities to be transferred and endorsed without written instruments pursuant to the Uncertificated Securities Rules.

Register means the register of members of the Company.

Secretary means the secretary of the Company or any other person appointed to perform any of the duties of the secretary of the Company including a joint, temporary, assistant or deputy secretary.

Share means any share in the capital of the Company from time to time and “shares” shall be construed accordingly.

Shareholder Information means notices, documents or information which the Company wishes or is required to communicate to shareholders including, without limitation, annual reports and accounts, interim financial statements, summary financial statements, notices of meetings and proxy forms.

Statutes means the Act and every other statute (including any orders, regulations or other subordinate legislation made under them) for the time being in force concerning companies and affecting the Company (including, without limitation, the Electronic Communications Act).

Uncertificated Proxy Instruction means a properly authenticated dematerialised instruction, and/or other instruction or notification, which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system concerned).

Uncertificated Securities Rules means every statute (including any orders, regulations or other subordinate legislation made under it) relating to the holding, evidencing of title to, or transfer of, uncertificated shares and legislation, rules or other arrangements made under or by virtue of such provisions.

uncertificated share means a share in the capital of the Company which is not held in physical certificated form.

United Kingdom means Great Britain and Northern Ireland.

website communication means the publication of a notice or other Shareholder Information on the Company’s website in accordance with Part 4 of Schedule 5 to the Act.

Year means calendar year.

2.2	References to “writing” include references to printing, typewriting, lithography, photography and any other mode or modes of presenting or reproducing words in a visible and non-transitory form.

2.3	Words importing one gender shall (where appropriate) include any other gender and words importing the singular shall (where appropriate) include the plural and vice versa.

2.4

Any words or expressions defined in the Act or the Electronic Communications Act shall, if not inconsistent with the subject or context and unless otherwise expressly defined in these Articles, bear the same meaning in these Articles save that the word “company” shall include any body corporate.

2.5	References to:

2.5.1	“mental disorder” means mental disorder as defined in section 1 of the Mental Health Act 1983 or the Mental Health (Scotland) Act 1984 (as the case may be);

2.5.2	“by electronic means” has the meaning set out in section 1168(4) of the Act;

2.5.3

any statute, regulation or any section or provision of any statute or regulation, if consistent with the subject or context, shall include any corresponding or substituted statute, regulation or section or provision of any amending, consolidating or replacement statute or regulation;

2.5.4	“executed” include any mode of execution;

2.5.5	an Article by number are to a particular Article of these Articles;

2.5.6	a “meeting” shall be taken as not requiring more than one person to be present if any quorum requirement can be satisfied by one person;

2.5.7	a “person” include references to a body corporate and to an unincorporated body of persons;

2.5.8

a “public announcement” are to a disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended from time to time; and

2.5.9

a share (or to a holding of shares) being in uncertificated form or in certificated form are references respectively to that share being an uncertificated unit of a security or a certificated unit of a security.

REGISTERED OFFICE

3.	The registered office is to be situated in England and Wales.

LIMITED LIABILITY

4.	The liability of the members is limited.

CHANGE OF NAME

5.	The Company may change its registered name in accordance with the Statutes or by majority decision of the Board.

SHARE CAPITAL

6.

Subject to the provisions of the Statutes and without prejudice to the rights attaching to any existing shares or class of shares, any share may be issued with such preferred, deferred or other special rights or such restrictions as the Company may from time to time by ordinary resolution determine or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the Board may determine. Such rights and restrictions shall apply to the relevant shares as if the same were set out in these Articles. Without prejudice to the foregoing, the Company may issue the following shares in the capital of the Company with rights attaching to them and denominated, in each case, as follows:

6.1

A Ordinary Shares: A Ordinary Shares shall be denominated in US Dollars with a nominal value of US$[•] each. A Ordinary Shares shall be issued with voting rights attached to them and each A Ordinary Share shall rank equally with all other shares in the capital of the Company that have voting rights for voting purposes. Each A Ordinary Share shall rank equally with all other shares in the capital of the Company for any dividend declared. Each A Ordinary Share shall rank equally with all other shares in the capital of the Company for any distribution made on a winding up of the Company.

6.2

[B Ordinary Shares: B Ordinary Shares shall be denominated in [British Pounds Sterling] with a nominal value of [GBP£1]. B Ordinary Shares shall be issued without voting rights attached to them. B Ordinary Shares shall have no entitlement to dividends. B Ordinary Shares do not have any right to participate in any distribution on a winding up of the Company save that after the return of the nominal value paid up or credited as paid up on every A Ordinary Share in the capital of the Company and the distribution of £100,000,000 to each holder thereof, each B Ordinary Share shall be entitled to £1. The B Ordinary Shares may be issued as redeemable shares.]

6.3

[Capitalization Shares: Capitalization Shares shall be denominated in US Dollars with a nominal value of US$1 each. Capitalization Shares shall be issued without voting rights attached to them. Capitalization Shares shall have no entitlement to dividends. Capitalization Shares do not have any right to participate in any distribution on a winding up of the Company save that after the return of the nominal value paid up or credited as paid up on every other class of share in the capital of the Company and the distribution of US$100,000,000 to each holder thereof, each Capitalization Share shall be entitled to US$1. The Capitalization Shares may be issued as redeemable shares.]

7.

Subject to the provisions of these Articles and to the Statutes and without prejudice to the rights attaching to any existing shares or class of shares, the Board may offer, allot (with or without a right of renunciation), issue, grant options over or otherwise deal with or dispose of shares to such persons, at such time and for such consideration and upon such terms and conditions as the Board may determine.

8.

The Company may exercise the powers of paying commissions conferred by the Statutes. Subject to the provisions of the Statutes, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage commission as may be lawful.

9.

Subject to the provisions of the Statutes and to any rights conferred on the holders of any other shares, shares may be issued on terms that they are, at the option of the Company or a member, liable to be redeemed on such terms and in such manner as may be determined by the Board (such terms to be determined before the shares are allotted).

10.

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or compelled in any way to recognise any interest in any share, except an absolute right to the entirety thereof in the holder.

11.	The Company may give financial assistance for the acquisition of shares in the Company to the extent that it is not restricted by the Statutes.

VARIATION OF RIGHTS

12.

Subject to the provisions of the Statutes and to the rights of any class of shares from time to time, whenever the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of not less than three-quarters in nominal amount of the issued shares of the affected class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class (but not otherwise).

13.	All the provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to every such separate general meeting, and for the avoidance of doubt:

13.1

the necessary quorum at any such meeting other than an adjourned meeting shall be members of that class who together represent at least the majority of the voting rights of all the members of that class entitled to vote, present in person or by proxy, at the relevant meeting;

13.2	all votes shall be taken on a poll; and

13.3	the holder of shares of the class in question shall have one vote in respect of every share of such class held by him.

14.

Subject to the terms on which any shares may be issued, the rights or privileges attached to any class of shares in the capital of the Company shall be deemed not to be varied or abrogated by the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued or by any purchase by the Company of its own shares.

15.

The provisions of Articles 12 to 14 shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if such group of shares of the class differently treated formed a separate class.

SHARES IN UNCERTIFICATED FORM

16.1

Under and subject to the Uncertificated Securities Rules, the Board may permit title to shares of any class to be evidenced otherwise than by certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The Board may also, subject to the Uncertificated Securities Rules, determine at any time that title to a class of shares may, from a date specified by the Board, no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system.

16.2

In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:

16.2.1 the holding of shares of that class in uncertificated form;

16.2.2 the transfer of title to shares of that class by means of a relevant system; or

16.2.3 any provision of the Uncertificated Securities Rules,

and, without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Rules, of an Operator register of securities in respect of that class of shares in registered form.

16.3

Shares of a class which is at the relevant time a participating class may be changed from uncertificated form to certificated form, and from certificated form to uncertificated form, in accordance with, and subject to, the Uncertificated Securities Rules.

16.4

Unless the Board determines otherwise, shares which a member holds in uncertificated form shall be treated as separate holdings from any shares which that member holds in certificated form, but shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in the class because any share in that class is held in uncertificated form.

16.5

Where the Company is entitled under any provision of the Act or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of, or otherwise enforce a lien over, an uncertificated share, the Company shall be entitled, subject to the provisions of the Statutes and these Articles to:

16.5.1

require the holder of that uncertificated share, by notice in writing, to change that share into certificated form within the period specified in the notice and to hold that share in certificated form for so long as required by the Company;

16.5.2

appoint any person to take such steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such share as may be required to effect the transfer of such share and such steps shall be as effective as if they had been taken by the holder of that share; and

16.5.3

take any other action that the Board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share, or otherwise to enforce a lien in respect of that share.

16.6

Unless the Board determines otherwise, or the Uncertificated Securities Rules require otherwise, any shares issued or created out of, or in respect of, any uncertificated shares shall be uncertificated shares and any shares issued or created out of, or in respect of, any certificated shares shall be certificated shares.

16.7

The Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Rules and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance upon such assumption; in particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

SHARE CERTIFICATES

17.

Subject to these Articles, a person (except a person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) whose name is entered as a holder of any share in the register shall be entitled without payment to receive one certificate in respect of each class of shares held by that member or, with the consent of the Board and upon payment of such reasonable out-of-pocket expenses for every certificate after the first as the Board shall determine, several certificates, each for one or more of that member’s shares. Shares of different classes may not be included in the same certificate.

18.	Where a holder of any share (except a recognised person) has transferred a part of the shares comprised in their holding, the holder shall be entitled to a certificate for the balance without charge.

19.

Any two or more certificates representing shares of any one class held by any member may at that member’s request be cancelled and a single new certificate for such shares issued in lieu without charge.

20.

The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to the joint holder who is named first in the register shall be a sufficient delivery to all of them.

21.	In the case of shares held jointly by several persons, any such request mentioned in Articles 17 , 18 or 19 may only be made by the joint holder who is named first in the register.

22.

Every certificate shall be executed by the Company in such manner as the Board, having regard to the Statutes and any other applicable legal or regulatory requirements, may authorise. Every certificate shall specify the number, class and distinguishing number (if any) of the shares to which it relates and the nominal value of and the amount paid up on each share.

23.

The Board may by resolution decide, either generally or in any particular case or cases, that any signatures on any certificates for shares or any other form of security at any time issued by the Company need not be autographic but may be applied to the certificates by some mechanical means or may be printed on them or that the certificates need not be signed by any person.

24.

If a share certificate is worn out, defaced, lost or destroyed, it may be replaced without charge (other than exceptional out-of-pocket expenses) and otherwise on such terms (if any) as to evidence and/or indemnity (with or without security) as the Board may require. In the case where the certificate is worn out or defaced, it may be renewed only upon delivery of the certificate to the Company.

LIEN

25.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether in respect of the nominal value of the shares or by way of premium, and whether presently due or not) payable in respect of that share. The Company’s lien over a share extends to any dividend or other amount payable in respect of that share and (if the lien is enforced and the share is sold by the Company) the proceeds of sale of that share. The Board may at any time waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article.

26.

The Company may sell, in such manner as the Board decides, any shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice in writing has been served on the holder of the shares in question or the person entitled to such shares by reason of death or bankruptcy of the holder or otherwise by operation of law, demanding payment of the sum presently payable and stating that if the notice is not complied with the shares may be sold.

27.

To give effect to any such sale, the Board may authorise such person as it directs to execute any instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. If the share is an uncertificated share, the Board may exercise any of the powers of the Company under Article 16.5 to effect the sale of the share. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings relating to the sale, and the transferee shall not be bound to see to the application of the purchase money.

28.

The net proceeds of the sale, after payment of the costs of such sale, shall be applied in or towards satisfaction of the liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold (where applicable), or the provision of such evidence or indemnity as the Board may think fit, and subject to a like lien for any monies not presently payable or any liability or engagement not likely to be presently fulfilled or discharged as existed upon the shares before the sale) be paid to the holder of (or person entitled by transmission to) the shares immediately before the sale.

CALLS ON SHARES

29.

Subject to the terms of allotment of any shares, the Board may send a notice and make calls upon the members in respect of any monies unpaid on their shares (whether in respect of the nominal value of the shares or by way of premium) provided that (subject as aforesaid) no call on any share shall be payable within one month from the date fixed for the payment of the last preceding call and that at least 14 clear days’ notice from the date the notice is sent shall be given of every call specifying the time or times, place of payment and the amount called on the members’ shares. A call may be revoked in whole or in part or the time fixed for its payment postponed in whole or in part by the Board at any time before receipt by the Company of the sum due thereunder.

30.	A call may be made payable by instalments.

31.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

32.

Each member shall pay to the Company, at the time and place of payment specified in the notice of the call, the amount called on that member’s shares. A person on whom a call is made will remain liable for calls made upon him, notwithstanding the subsequent transfer of the shares in respect of which the call was made.

33.

If a sum called in respect of a share shall not be paid before or on the day appointed for payment, the person from whom the sum is due shall pay interest on the sum from the day fixed for payment to the time of actual payment at such rate, not exceeding 5 per cent. above the Bank of England base rate, as the Board may decide, together with all expenses that may have been incurred by the Company by reason of such non-payment, but the Board may waive payment of interest and such expenses wholly or in part. No dividend or other payment or distribution in respect of any such share shall be paid or distributed and no other rights which would otherwise normally be exercisable in accordance with these Articles may be exercised by a holder of any such share so long as any such sum or any interest or expenses payable in accordance with this Article in relation thereto remains due.

34.

Any sum which becomes payable by the terms of allotment of a share, whether on allotment or on any other fixed date or as an instalment of a call and whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of allotment or in the notice of the call, it becomes payable. In the case of non-payment, all the provisions of these Articles relating to payment of interest and expenses, forfeiture and otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

35.

The Board may, if it thinks fit, receive from any member willing to advance it all or any part of the money (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon any shares held by him, and may pay upon all or any part of the money so advanced (until it would but for the advance become presently payable) interest at such rate (if any) not exceeding 5 per cent. above the Bank of England base rate, as the Board may decide. No sum paid in advance of calls shall entitle the holder of a share to any portion of a dividend or other payment or distribution subsequently declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

36.	The Board may on the allotment of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE

37.

If a member fails to pay the whole or any part of any call or instalment of a call on the day fixed for payment, the Board may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any accrued interest and any costs, charges and expenses incurred by the Company by reason of the non-payment.

38.

The notice shall fix a further day (not being less than seven clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time and at the place specified, the shares on which the call was made will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

39.

If the requirements of the notice are not complied with, any share in respect of which the notice has been given may, at any time before the payments required by the notice have been made, be forfeited by a resolution of the Board to that effect. Every forfeiture shall include all dividends and other payments or distributions declared in respect of the forfeited shares and not paid or distributed before forfeiture. Forfeiture shall be deemed to occur at the time of the passing of the said resolution of the Board.

40.

Subject to the provisions of the Statutes, a forfeited share shall be deemed to be the property of the Company and may be sold, reallotted or otherwise disposed of upon such terms and in such manner as the Board decides, either to the person who was before the forfeiture the holder or to any other person, and at any time before sale, reallotment or other disposition the forfeiture may be cancelled on such terms as the Board decides. The Company shall not exercise any voting rights in respect of such a share. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the Board may authorise a person to execute an instrument of transfer of the share.

41.

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder, or the person entitled to the share by transmission, and an entry of the forfeiture, with the date of the forfeiture, shall be entered in the register, but no forfeiture shall be invalidated by any failure to give such notice or make such entry.

42.

A person, any of whose shares have been forfeited, shall cease to be a member in respect of the forfeited shares and shall surrender to the Company for cancellation the certificate for the shares forfeited, but shall, notwithstanding the forfeiture, remain liable to pay to the Company all money which at the date of forfeiture was then payable by the person to the Company in respect of the shares, with interest on such money at such rate not exceeding 5 per cent. above the Bank of England base rate, as the Board may decide, from the date of forfeiture until payment. The Board may, if it thinks fit, waive the payment of all or part of such money and/or the interest payable thereon.

43.

A statutory declaration by a Director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The statutory declaration shall (subject to the execution of an instrument of transfer, if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration (if any) nor shall the person’s title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, surrender, sale, reallotment or disposal of the share.

44.

If the Company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the Company the proceeds of such sale, net of any commission, and excluding any amount which was, or would have become, payable and had not, when that share was forfeited, been paid by that person in respect of that share, but no interest is payable to such person in respect of such proceeds and the Company is not required to account for any money earned on them.

TRANSFER OF SHARES

45.	The instrument of transfer of a share may be in any usual form or in any other form which the Board may approve.

46.

The instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) by or on behalf of the transferee. The transferor shall be deemed to remain the holder until the name of the transferee is entered in the register.

47.

The Board may, in its absolute discretion, refuse to register the transfer of a share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

48.	The Board may also refuse to register any transfer of shares, unless:

48.1

the instrument of transfer is lodged (duly stamped if the Statutes so require) at the registered office or at such other place as the Board may appoint, accompanied by the certificate for the shares to which it relates and such other evidence (if any) as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on their behalf, the authority of that person to do so) provided that, in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share, the lodgment of share certificates shall not be necessary;

48.2	the instrument of transfer is in respect of only one class of share; and

48.3	in the case of a transfer to joint holders, they do not exceed four in number.

49.	The Board may also refuse to register a transfer of uncertificated shares in any circumstances that are allowed or required by the Uncertificated Securities Rules and the relevant system.

50.

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register (except in the case of fraud) shall be returned to the person lodging it when notice of the refusal is given.

51.

If the Board refuses to register a transfer, it shall within two months after the date on which the instrument of transfer was lodged with the Company send to the transferee notice of, together with the reasons for, the refusal.

52.

No fee shall be payable to the Company for the registration of any transfer or any other document relating to or affecting the title to any share or for making any entry in the register affecting the title to any share.

53.	Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

54.

If a member dies, the survivor or survivors where the member was a joint holder and that member’s personal representatives where the member was a sole holder or the only survivor of joint holders shall be the only person(s) recognised by the Company as having any title to the deceased member’s shares, but nothing contained in these Articles shall release the estate of a deceased member from any liability in respect of any share held by the deceased member solely or jointly with other persons.

55.

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or by operation of law may, upon such evidence as to that person’s title being produced as may be reasonably required by the Board and subject to these Articles, elect either to be registered as the holder of the share or to have a person nominated by the relevant person registered as the holder. If the person elects to become the holder, that person shall give notice in writing to that effect. If the person elects to have another person registered, the former shall execute an instrument of transfer of the share to that person. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer were an instrument of transfer executed by the member.

56.	A person entitled by transmission to a share un uncertificated form who elects to have some other person registered shall either:

56.1	procure that instructions are given by means of the relevant system to effect the transfer if such uncertificated share to that person; or

56.2	change the uncertificated share to certificated form and execute an instrument of transfer to that person.

57.

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or by operation of law shall, subject to the requirements of these Articles and to the provisions of this Article, be entitled to receive, and may give a good discharge for, all dividends and other money payable in respect of the share, but that person shall not be entitled to receive notice of or to attend or vote at meetings of the Company or at any separate meetings of the holders of any class of shares or to any of the rights or privileges of a member until the relevant person shall have become a holder in respect of the share in question. The Board may at any time give notice requiring any such person to elect either to be registered or to transfer the share, and if the notice is not complied with within 60 days, the Board may withhold payment of all dividends and other distributions and payments declared in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF SHARE CAPITAL

58.	The Company may by ordinary resolution alter its share capital in accordance with the Act.

59.

A resolution to sub-divide shares may determine that, as between the holders of such shares resulting from the sub-division, any of them may have any preference or advantage, or deferred or other right or be subject to any restriction as compared with the others.

60.

Whenever any members would become entitled under these Articles to fractions of a share, the Board may deal with the fractions as it thinks fit and in particular may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale (subject to retention by the Company of amounts not exceeding US$10, the cost of distribution of which would be disproportionate to the amounts involved) in due proportion among those members, and the Board may authorise a person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the shares be affected by any irregularity in or invalidity of the proceedings relating to the sale.

PURCHASE OF OWN SHARES

61.

On any purchase by the Company of its own shares, neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

GENERAL MEETINGS

62.

The Company shall hold an annual general meeting which shall be convened by the Board in accordance with the Statutes and giving due consideration to the governance framework set forth in the Corporate Governance Guidelines of the Company.

63.

The Board may call a general meeting whenever it thinks fit and, on the requisition of members in accordance with the Act, it shall proceed to convene a general meeting for a date not more than 28 days after the date of the notice convening the meeting.

FORM OF GENERAL MEETINGS

64.	In these Articles:

64.1	a “physical meeting” means a general meeting held and conducted by physical attendance by members and/or proxies at a particular place; and

64.2

a “hybrid meeting” means a general meeting held and conducted by both physical attendance by members and/or proxies at a particular place and by members and/or proxies also being able to attend and participate by electronic means without needing to be in physical attendance at that place.

65.

The Board may decide in relation to any general meeting (including a postponed or adjourned meeting) whether the general meeting is to be held as a physical meeting or as a hybrid meeting and shall, for the avoidance of doubt, be under no obligation to convene a meeting as a hybrid meeting whatever the circumstances.

66.

Subject to the requirements of the Act, the Board may make such arrangements as they may decide in connection with the facilities for participation by electronic means in a hybrid meeting. In the case of a hybrid meeting, the provisions of these Articles shall be treated as modified to permit any such arrangements and, in particular:

66.1

references in these Articles to attending and being present at the meeting, including in relation to the quorum for the meeting and the right to vote at the meeting, shall be treated as including participating in the meeting by electronic means;

66.2

the meeting shall be duly constituted and its proceedings valid if the chair of the meeting is satisfied that adequate facilities have been made available so that all persons (being entitled to do so) attending the hybrid meeting by electronic means, may:

66.2.1	participate in the business for which the meeting has been convened;

66.2.2

exercise their right to speak by being in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting, but under no circumstances shall the inability of one or more members or proxies to access, or continue to access, the facilities for participation in the meeting despite adequate facilities being made available by the Company, affect the validity of the meeting or any business conducted at the meeting, provided that the meeting is quorate;

66.3

all resolutions put to members at a hybrid meeting, including in relation to procedural matters, shall be decided on a poll and such poll votes may be cast by such means as the Board in its absolute discretion considers appropriate for a hybrid meeting;

66.4	the Board may authorise any voting application, system or facility in respect of the electronic platform for a hybrid meeting as they may see fit; and

66.5

if it appears to the chair of the meeting that the electronic facilities for a hybrid meeting have become inadequate for the purpose of holding the meeting then the chair of the meeting may, with or without the consent of the meeting, pause, interrupt or adjourn the meeting (before or after it has started) and the provisions in Article 79 shall apply to any such adjournment. All business conducted at the hybrid meeting up to the point of the adjournment shall be valid.

67.

In relation to electronic participation at a general meeting, the right of a member to participate electronically shall include without limitation the right to speak, vote on a poll, be represented by a proxy and have access (including electronic access) to all documents which are required by the Act or these Articles to be made available at the meeting.

68.

If, after the sending of notice of a hybrid meeting but before the meeting is held (or after the adjournment of a hybrid meeting but before the adjourned meeting is held), the Board considers that it is impracticable or unreasonable to hold the meeting at the time specified in the notice of meeting using the electronic facilities stated in the notice of meeting or made available prior to the meeting, they may change the meeting to a physical meeting, change the electronic facilities (and make details of the new facilities available in the manner stated in the notice of meeting), and/or postpone the time at which the meeting is to be held.

69.	An adjourned general meeting or postponed general meeting may be held as a physical meeting or a hybrid meeting irrespective of the form of the general meeting which was adjourned or postponed.

70.

The Board or the chair of the meeting may make any arrangement and impose any requirement or restriction the Board or the chair of the meeting consider appropriate to ensure the security of the hybrid meeting, or the health and safety of those attending it, including, without limitation, requirements for evidence of identity that is:

70.1	necessary to ensure the identification of those taking part and the security of the electronic communication, and

70.2	proportionate to those objectives.

NOTICE OF GENERAL MEETINGS

71.

An annual general meeting shall be called by at least 21 clear days’ notice in writing. All other general meetings shall be called by at least 21 clear days’ notice in writing. The notice shall specify:

71.1	if the meeting is an annual general meeting, that the meeting is an annual general meeting;

71.2	the day, time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 84, which shall be identified as such in the notice);

71.3	whether the meeting is a physical meeting or a hybrid meeting;

71.4	where the meeting is a hybrid meeting, details of the facilities for attendance and participation by electronic means at the meeting;

71.5	the general nature of the business to be transacted;

71.6	if the meeting is convened to consider a special resolution, the intention to propose the resolution as such; and

71.7

with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend, to speak and to vote instead of the member and that a proxy need not also be a member.

72.

Subject to the Statutes and the provisions of these Articles, to the rights attaching to any class of shares and to any restriction imposed on any holder, notice of any general meeting shall be given to all members, the Directors and (in the case of an annual general meeting) the auditors.

73.

The accidental omission to send a notice of any meeting, or notice of a resolution to be moved at a meeting or (where forms of proxy are sent out with notices) to send a form of proxy with a notice to any person entitled to receive the same, or the non-receipt of a notice of any meeting or any resolution or a form of proxy by such a person, whether or not the Company is aware of such omission or non-receipt shall not invalidate the proceedings at the meeting.

74.

If the Board decides that it is impractical or unreasonable for any reason to hold a general meeting at the time, date or place and, if applicable, the electronic platform(s) set out in the notice of the meeting, it can change the time, date or place and, if applicable, electronic platform(s) or postpone the meeting (or both). Subject to the Act, if the Board does this, an announcement of the time, date or place and, if applicable, electronic platform(s) of the re-arranged meeting will, if practical, be advertised in such manner as the Board, in its absolute discretion, may determine. Notice of the business of the meeting does not need to be given again. The Board must take reasonable steps to ensure that any member trying to attend the meeting at the original time, date, place and, if applicable, electronic platform is informed of the new arrangements. If a meeting is re-arranged in this way, proxy forms can be delivered as specified in Articles 109 to 111. The Board can also change the place and, if applicable, electronic platform(s) of the re-arranged meeting or postpone the re-arranged meeting (or both) under this Article.

75.

In relation to any proposal to appoint a Director pursuant to Article 129 a nomination may (i) be made by the Board or (ii) any shareholder or shareholders may, in accordance with the provisions of the Act, request the Company to call a general meeting or give notice of a resolution to be proposed at an annual general meeting for the purposes of electing a person as a Director (a “Nominee”). Where any such request relates to the proposal of a resolution for the election of a director at an annual general meeting of shareholders, for such request to be properly brought pursuant to this Section 76, the shareholder must have given timely notice thereof in writing to the Company Secretary. To be timely, a shareholder’s notice of any proposal to appoint a Director (i) shall be delivered to the Company Secretary at least 120 calendar days in advance of the anniversary of the Company’s prior annual general meeting and (ii) must comply with the notice procedures set forth in Section 76.1. For the avoidance of doubt, a shareholder shall not be entitled to make additional or substitute proposals to appoint a Director following the expiration of the time periods set forth in these Articles.

75.1

Any notice given in accordance with Article 76 must accurately set out as of the date of the notice and as of the date that is 10 days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof:

75.1.1	the name and address of the shareholder, as they appear on the Company’s books and records, who intends to make the nomination;

75.1.2

the number of shares beneficially owned by such shareholder on the date of such notice and that such shareholder shall be obliged to notify the Company as to the number of shares beneficially owned by it on the record date for the relevant meeting (provided, that for purposes of this Section 76, any such person shall in all events be deemed to beneficially own any shares of the Company as to which such person has the right to acquire beneficial ownership of at any time in the future);

75.1.3	the name of each person to be nominated as a Director (the “Nominee”) together with a statement setting forth:

(a)	the age, business address and residence address of such person;

(b)	the principal occupation or employment of such person (present and for the past five years);

(c)

the number of shares beneficially owned by such Nominee and any member of the immediate family of such Nominee, or any Affiliate or Associate of such person, or any person acting in concert therewith; and

(d)

a complete and accurate description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings (whether written or oral) during the past three years, and any other material relationships, between or among any shareholder, on the one hand, and each Nominee, and such Nominee’s respective Affiliates and Associates, or others acting in concert therewith, on the other hand, including, without limitation, all biographical and related party information that would be required to be disclosed pursuant to federal and state securities laws, including, Rule 404 promulgated under Regulation S-K, if the shareholder were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant.

75.1.4

a (i) representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the Nominee or Nominees specified in the notice and be accompanied by evidence of the shareholding required to make such request by the relevant shareholder or shareholders and (ii) representation as to whether such shareholder or shareholders intends or is part of a group which intends (X) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding share capital required to elect any nominee or (Y) otherwise to solicit proxies from shareholders in support of such proposal or nomination or nominations;

75.1.5

a description of all arrangements or understandings (i) between the shareholder and each Nominee and any other person or persons (giving their names) pursuant to which the nomination or nominations are to be made by the shareholder, (ii) regarding any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder has a right to vote or has granted a right to vote any shares of any security of the Company or the effect of which may be to, transfer to or from any such person, in whole or in part, any of the economic consequences of ownership of any security of the Company or to increase or decrease the voting power of any such person with respect to any security of the Company;

75.1.6

a written (i) response to a questionnaire with respect to the background and qualification of such Nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Company Secretary upon written request of any shareholder of record identified by name within 5 days) and (ii) representation and agreement of each Nominee that such person:

(a)

is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director, will act or vote on any issue or question (a “Voting

Commitment”) that has not been disclosed to the Company in such representation and agreement or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director, with such person’s fiduciary duties under applicable law;

(b)

is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with such person’s nomination or service or action as a director that has not been disclosed to the Company in such representation and agreement;

(c)

would be in compliance, if elected as a director, and will comply, where and if applicable, with the Company’s code of business conduct and ethics, Corporate Governance Guidelines, stock ownership and trading policies and guidelines, and any other policies or guidance of the Company applicable to directors;

(d)

will make such other acknowledgments, enter into such agreements and provide such information as the directors require of all directors, including promptly submitting all completed and signed questionnaires required of the directors;

75.1.7	such other information regarding each Nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC;

75.1.8

in addition to the information required pursuant to any other provision of these Articles, the Company may, as a condition to any such nomination being deeming properly brought before an annual general meeting or any general meeting, require any proposed Nominee for election or re-election as a director to furnish, within 5 business days of any request therefore, any other information that:

(a)

may reasonably be requested by the Company to determine whether the Nominee would be an independent director under any applicable rules and listing standards of the United States securities exchanges upon which the share capital of the Company is listed or traded from time to time, any applicable rules of the Securities and Exchange Commission, or any publicly disclosed standards used by the directors in determining and disclosing the independence of the directors;

(b)	could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such Nominee; and

75.1.9	the consent of each Nominee to serve for a full term as a Director if so elected.

75.2

If the notice of nomination is not received in accordance with this Article 75, the Chair may, so far as permitted by the Statutes, refuse to acknowledge such proposed nomination, notwithstanding that proxies in respect of such vote may have been received by the Company, and may determine that the shareholder who has nominated a person to be elected as a Director at a general meeting or annual general meeting shall not be permitted to vote any shares entitled to vote at that meeting on the matter of election of Directors.

76.

Other than a request to which Article 75 applies, where a shareholder or shareholders, in accordance with the provisions of the Act, request the Company to call a general meeting or give notice of a resolution to be proposed at an annual general meeting, such request must, in each case and in addition to the requirements of the Act:

76.1	set out the name and address of the shareholder or shareholders making the request;

76.2	set out a clear and concise statement of the agenda items to be put before the general meeting or annual general meeting as the case may be; and

76.3	be accompanied by evidence of the shareholding required to make such request by the relevant shareholder or shareholders.

Without prejudice to the rights of any member under the Act, a member who makes a request to which this Article relates, must deliver any such request in writing to the company secretary at least 120 calendar days in advance of the anniversary of the Company’s prior annual general meeting. If a request made in accordance with this Article does not include the information specified above or if a request made in accordance with this Article is not received in the time and manner indicated, in respect of the shares which the relevant member(s) making the request hold, such member(s) shall not be entitled to vote such shares, either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares (or at an adjournment of any such meeting), with respect to the matters detailed in the request made pursuant to this Article.

PROCEEDINGS AT GENERAL MEETINGS

77.

No business shall be transacted at any general meeting unless a quorum is present but the absence of a quorum shall not preclude the choice or appointment of a Chair in accordance with these Articles (which shall not be treated as part of the business of the meeting). Subject to Article 78 a quorum shall be members who, present in person (which, in the case of a corporate member shall include being present by a representative) or by proxy, together represent at least the majority of the total voting rights of all the members entitled to vote in relation to the meeting.

78.	The matters set forth below require the presence of at least two thirds of the total voting rights of all the members entitled to vote in relation to the meeting:

78.1	the adoption by the Company of a resolution to remove a serving member of the Board; and

78.2	the adoption by the Company of a resolution to amend, vary, suspend the operation of, disapply or cancel:

78.2.1 Article 77;

78.2.2 this Article 78;

78.2.3 Article 90;

78.2.4 any of Articles 119 to 133 inclusive;

78.2.5 any of Articles 160 to 162 inclusive; and

78.2.6 any of Articles 163 to 164 inclusive.

79.

If within 15 minutes from the time fixed for a meeting (or such longer interval as the chair of the meeting may think fit to allow) a quorum is not present or if during a meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved and in any other case it shall stand adjourned to such day and to such time and place as may, subject to the Act, be fixed by the Chair of the meeting. At such adjourned meeting, if within 15 minutes from the time fixed for holding the adjourned meeting (or such longer interval as the chair of the meeting may think fit to allow) a quorum is not present or if during an adjourned meeting a quorum ceases to be present, the adjourned meeting shall be dissolved. The Company shall give at least 10 clear days’ notice (in any manner in which notice of a meeting may lawfully be given from time to time) of any meeting adjourned through lack of a quorum and such notice shall state the quorum requirement.

80.

The Chair of the Board or in the Chair’s absence any deputy chair shall preside as Chair at every general meeting of the Company. If there is no such Chair or deputy chair or if at any meeting neither the Chair nor the Deputy Chairman is present within 5 minutes from the time fixed for holding the meeting or if neither is willing to act as Chair of the meeting, the Directors present shall choose one of their number, or if no Director is present or if all the Directors present decline to take the chair, the members present in person or by proxy or by corporate representative and entitled to vote shall choose one of their number to be Chair of the meeting.

81.	The Board may, in its absolute discretion, implement at general meetings of the Company, such security or health and safety arrangements or restrictions as it shall think appropriate to which members, representatives (in the case of corporate members) and their proxies shall be subject. The Board shall be entitled to refuse entry to the meeting to any such member, representative or proxy who fails to comply with such arrangements or restrictions.

81.1

The Chair of each general meeting of the Company may take such action, or give directions for such action to be taken, as the chair considers appropriate to promote the orderly conduct of the business of the meeting as set out in the notice of the meeting. The Chair’s decisions on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final, as shall the Chair’s determination as to whether any point or matter is of such nature.

82.

The Chair of a meeting at which a quorum is present may, without prejudice to any other power of adjournment which the Chair of the meeting may have under these Articles or at common law, with the consent of the meeting (and shall if so directed by the meeting), adjourn the meeting from time to time (or indefinitely) and from place to place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, from places to places). In addition (and without prejudice to the chair’s power to adjourn a meeting conferred by Article 79), the chair may adjourn the meeting to another time and place without such consent if it appears to the chair that:

82.1	it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

82.2	the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

82.3	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

83.

No business shall be transacted at any adjourned meeting except business left unfinished at the meeting from which the adjournment took place. Where a meeting is adjourned for an indefinite period, the time and place for the adjourned meeting shall be fixed by the Board. Whenever a meeting is adjourned for 14 days or more or for an indefinite period, at least seven clear days’ notice, specifying the place, the day and the time of the adjourned meeting and the general nature of the business to be transacted, shall be given (in any manner in which notice of a meeting may lawfully be given from time to time). Save as provided in these Articles, it shall not otherwise be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

84.

The Board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the Chair of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

84.1	participate in the business for which the meeting has been convened;

84.2

hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

84.3	be heard and seen by all other persons so present in the same manner.

85.	The Chair of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

86.

If it appears to the Chair that the physical meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall nevertheless be duly constituted and its proceedings valid provided that the Chair is satisfied that adequate facilities are available to ensure that any member who is unable to be accommodated is nonetheless able to:

86.1	participate in the business for which the meeting has been convened; and

86.2

exercise their right to speak by being in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

87.

If it appears to the Chair that such facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred in Article 84 or this Article 86 respectively then the Chair may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid.

88.

The Board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

89.

The Board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 88 (including without limitation the issue of tickets or the imposition of some other means of selection) which it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, the member shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 88. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

90.

At any general meeting, any resolution put to the vote of the meeting shall be decided on a poll. A poll shall be taken as the Chair directs and the Chair may appoint scrutineers (who need not be members) in connection with such poll and fix a time and place for declaring the result of the poll. The result of the poll shall be the decision of the meeting at which it was taken.

91.

Any poll conducted on the election of the Chair or on any question of adjournment shall be taken at the meeting and without adjournment. A poll conducted on another question shall be taken at such time and place as the Chair decides, either at once or after an interval or adjournment.

92.

The date and time of the opening and the closing of a poll for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the scrutineers or inspectors after the closing of the poll unless a court with relevant jurisdiction upon application by a shareholder shall determine otherwise.

93.

The conduct of a poll (other than on the election of a Chair or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll is to be conducted.

94.	A Director shall, whether or not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

VOTES OF MEMBERS

95.

Subject to any terms as to voting upon which any shares may be issued or may for the time being be held every member present at a general meeting in person or by proxy or by representative (in the case of a corporate member) shall have one vote for each share of which the member is the holder, proxy or representative. A member entitled to more than one vote need not, if the member votes, use all their votes or cast all the votes in the same way.

96.

In the case of joint holders of a share the vote of the senior holder who tenders a vote, whether in person or by proxy or representative, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

97.

A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) that the member is or may be suffering from mental disorder or is otherwise incapable of running their affairs may vote by their guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court (and that person may vote by proxy or, in the case of a body corporate, by duly authorised representative) provided that evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the registered office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

98.

No member shall, unless the Board otherwise determines, be entitled to vote at any general meeting or at any separate general meeting of the holders of any class of shares in the Company unless all calls or other sums presently payable by the member in respect of shares in the Company have been paid.

99.

Where, in respect of any shares of the Company, any holder or any other person appearing to be interested in such shares held by a member has been issued with a notice pursuant to section 793 of the Act (a “statutory notice”) and has failed in relation to any shares (the “default shares”) to comply with the statutory notice and to give the Company the information required by such notice within the prescribed period as defined in Article 104.4 from the date of the statutory notice, then the Board may serve on the holder of such default shares a notice (a “disenfranchisement notice”) whereupon the following sanctions shall apply:

99.1

such holder shall not with effect from the service of the disenfranchisement notice be entitled in respect of the default shares to be present or to vote (either in person or by representative or by proxy) either at any general meeting or at any separate general meeting of the holders of any class of shares or to exercise any other right conferred by membership in relation to any such meeting; and

99.2	where such shares represent not less than 0.25 per cent. in nominal value of the issued shares of their class:

99.2.1

any dividend or other monies payable in respect of the default shares shall be withheld by the Company which shall not be under any obligation to pay interest on it and the holder shall not be entitled under Article 200 to elect to receive shares instead of that dividend; and

99.2.2	no transfer, other than an excepted transfer (as defined in Article 104.5), of any shares in certificated form held by the holder shall be registered unless:

(a)	the holder is not himself in default as regards supplying the information required; and

(b)	the holder proves to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

100.

Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares provided that any sanctions applying to, or to a right to, new shares by virtue of this Article shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled) and provided further that Article 99 shall apply to the exclusion of this Article if the Company gives a separate notice under section 793 of the Act in relation to the new shares.

101.

The Company may at any time withdraw a disenfranchisement notice by serving on the holder of the default shares a notice in writing to that effect (a “withdrawal notice”), and a disenfranchisement notice shall be deemed to have been withdrawn at the end of the period of seven days (or such shorter period as the Directors may determine) following receipt by the Company of the information required by the statutory notice in respect of all the shares to which the disenfranchisement notice related.

102.

Unless and until a withdrawal notice is duly served in relation thereto or a disenfranchisement notice in relation thereto is deemed to have been withdrawn or the shares to which a disenfranchisement notice relates are transferred by means of an excepted transfer, the sanctions referred to in Articles 99 and 100 shall continue to apply.

103.

Where, on the basis of information obtained from a holder in respect of any share held by him, the Company issues a notice pursuant to section 793 of the Act to any other person and such person fails to give the Company the information thereby required within the prescribed period and the Board serves a disenfranchisement notice upon such person, it shall at the same time send a copy of the disenfranchisement notice to the holder of such share, but the accidental omission to do so, or the non-receipt by the holder of the copy, shall not invalidate or otherwise affect the application of Articles 99 and 100.

104.	For the purposes of these Articles:

104.1

a person other than the holder of a share shall be treated as appearing to be interested in that share if the holder has informed the Company that the person is or may be so interested or if (after taking into account the said notification and any other relevant notification pursuant to section 793 of the Act) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the share;

104.2	“interested” shall be construed as it is for the purpose of section 793 of the Act;

104.3	reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes:

104.3.1	reference to the person having failed or refused to give all or any part of it; and

104.3.2	reference to the person having given information which that person knows to be false in a material particular or having recklessly given information which is false in a material particular;

104.4	the “prescribed period” means 14 days; and

104.5	an “excepted transfer” means, in relation to any share held by a holder:

104.5.1

a transfer pursuant to acceptance of an offer made to all the holders (or all the holders other than the person making the offer and that person’s nominees) of the shares in the Company to acquire those shares or a specified proportion of them, or to all the holders (or all the holders other than the person making the offer and that person’s nominees) of a particular class of those shares to acquire the shares of that class or a specified proportion of them; or

104.5.2

a transfer in consequence of a sale made through a recognised investment exchange (as defined in the FSMA) or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded; or

104.5.3

a transfer which is shown to the satisfaction of the Board to be made in consequence of a bona fide sale of the whole of the beneficial interest in the share to a person who is unconnected with the holder and with any other person appearing to be interested in the share.

105.

Nothing contained in these Articles shall prejudice or affect the right of the Company to apply to the court for an order under section 794 of the Act and in connection with such an application or intended application or otherwise to require information on shorter notice than the prescribed period.

106.

If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chair, it is of sufficient magnitude to vitiate the result of the meeting.

107.

No objections may be raised to the qualification of any person voting at a general meeting except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting is valid. Any such objection must be referred to the Chair of the meeting whose decision is final. The Company shall not be obliged to ascertain whether a proxy or representative of a corporation has voted in accordance with a member’s instructions and the failure of a proxy or representative to do so shall not vitiate the decision or the meeting or adjourned meeting or poll on any resolution.

108.

In the case of a resolution proposed as an ordinary resolution no amendment may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been received by the Company, or (b) the chair, in the chair’s absolute discretion, decides that the amendment may be considered and voted on. In the case of a resolution proposed as a special resolution, no amendment to it (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon. With the consent of the chair, an amendment may be withdrawn by its proposer before it is voted on. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chair of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

109.

Invitations to appoint a proxy (whether made by instrument in writing, in electronic form or by website communication) shall be in any usual form or in such other form as the Board may approve. Invitations to appoint a proxy shall be sent or made available by the Company to all persons entitled to notice of and to attend and vote at any meeting, and shall provide for voting both for and against all resolutions to be proposed at that meeting other than resolutions relating to the procedure of the meeting. The accidental omission to send or make available an invitation to appoint a proxy or the non-receipt thereof by any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting. The appointment of a proxy shall be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given or any procedural resolution as the proxy thinks fit. A proxy need not be a member of the Company.

110.

The appointment of a proxy shall, if made by instrument in writing, be signed in the case of an individual, by the appointer or their attorney who is authorised in writing to do so. In the case of a body corporate, the proxy appointment must be executed under seal or otherwise executed by it in accordance with the Act or signed on its behalf by an officer, attorney or duly authorised signatory.

111.

If the Directors from time to time so permit, a proxy may be appointed by electronic communication to such address as may be notified by or on behalf of the Company for that purpose, or by any other lawful means from time to time authorised by the Directors. Any means of appointing a proxy which is authorised by or under this Article shall be subject to any terms, limitations, conditions or restrictions that the Directors may from time to time prescribe. Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction, and received by such participant in the relevant system concerned acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system concerned), and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. The Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

112.

Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and (except as otherwise provided in these Articles) the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which the person represents as that corporation could exercise if it were an individual member of the Company. A copy of such a resolution shall be delivered at the meeting to the Chair of the meeting or secretary or any person appointed by the Company to receive such authorisation, and unless such copy of such resolution is so delivered the authority granted by such resolution shall not be treated as valid. Where copies of two or more valid but differing resolutions authorising any person or persons to act as the representative of any corporation pursuant to this Article at the same meeting in respect of the same share are delivered, the resolution, a copy of which is delivered to the Company (in accordance with the provisions of this Article) last in time (regardless of the date upon which the resolution was passed), shall be treated as revoking and replacing all other such authorities as regards that share, but if the Company is unable to determine which of any such two or more valid but differing resolutions was so deposited last in time, none of them shall be treated as valid in respect of that share. The authority granted by any such resolution shall, unless the contrary is stated in the certified copy thereof delivered to the Company pursuant to this Article, be treated as valid for any adjournment of any meeting at which such authority may be used as well as at such meeting.

113.

A corporation which is a member of the Company may authorise more than one person to act as its representative pursuant to this Article in respect of any meeting or meetings, and such a member who holds different classes of shares may so authorise one or more different persons for each class of shares held.

113.1

The appointment of proxy and the power of attorney or other written authority (if any) under which it is signed, or a copy of any such power or written authority certified notarially or in any other manner approved by the Directors, shall:

(a)

in the case of an appointment otherwise than by electronic communication, be deposited at the registered office (or at such other place as shall be specified in the notice of meeting or in any instrument of proxy or other document accompanying the same) by the time specified by the Board (as the board may determine, in compliance with the Act) in any such instrument or other document accompanying the same.

(b)

in the case of an appointment by electronic communication where an address has been specified for the purpose of receiving appointments by electronic communication (i) in the notice convening the meeting, (ii) in any instrument of proxy sent out by the Company in relation to the meeting or (iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting, be received at such address by the time specified by the Board (as the Board may determine, in compliance with the Act) in any such notice, instrument of proxy or invitation.

The board may specify, when determining the dates by which proxies are to be lodged, that no account need be taken of any part of a day that is not a working day.

113.2

The deposit, delivery or receipt of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjourned meeting. When two or more valid but differing appointments of proxy are deposited, delivered or received in respect of the same share for use at the same meeting, the one which is deposited with, delivered to or received by the Company (in accordance with the provisions of this Article) last in time (regardless of the date of its making or transmission) shall be treated as revoking and replacing any others as regards that share, but if the Company is unable to determine which of any such two or more valid but differing instruments of proxy was so deposited, delivered or received last in time, none of them shall be treated as valid in respect of that share.

113.3

No appointment of proxy shall be valid after the expiration of 12 months from the date stated in it as the date of its making or transmission. The appointment of proxy shall, unless the contrary is stated, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

113.4

Any vote cast by a proxy who does not vote in accordance with any instructions given by the member by whom the proxy is appointed shall be treated as being valid and the Company shall not be bound to enquire whether a proxy has complied with the instructions the proxy has been given.

114.

A vote given by proxy or by the duly authorised representative of a corporation shall be valid, notwithstanding the previous determination of the authority of the person voting, unless notice of the determination shall have been received by the Company at the registered office (or other place at which the appointment of proxy was duly deposited, delivered or received in accordance with Article 113) before the commencement of the meeting or adjourned meeting at which the appointment of proxy is used.

POWERS OF THE BOARD

115.

Subject to the provisions of the Statutes, these Articles and any directions given by special resolution, the business of the Company shall be managed by the Board which may exercise all the powers of the Company. No alteration of these Articles and no directions given by special resolution shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

116.

The Board may from time to time make such arrangements as it thinks fit for the management and transaction of the Company’s affairs in the United Kingdom or elsewhere and may for that purpose appoint managers, inspectors and agents and delegate to them any of the powers, authorities and discretions vested in the Board (other than the power to borrow and make calls) with power to sub-delegate and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding such vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board thinks fit. The Board may at any time remove any person so appointed and may vary or annul such delegation, but no person dealing in good faith and without notice of such removal, variation or annulment shall be affected by it.

117.

The Board may from time to time by power of attorney appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Board may revoke or vary any such appointment, but no person dealing in good faith and without notice of such revocation or variation shall be affected by it.

118.

The Board may delegate any of its powers to any committee consisting of one or more Directors. It may also delegate to any Director holding any executive office or any other Director such of its powers as it considers desirable to be exercised by him. Any such delegation may be made subject to any conditions the Board may impose and either collaterally with or to the exclusion of its own powers and may be revoked or altered, but no person dealing in good faith and without notice of such revocation or variation shall be affected by it. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of the Board so far as they are capable of applying. If any such committee determines to co-opt persons other than Directors onto such committee, the number of such co-opted persons shall be less than one-half of the total number of members of the committee and no resolution of the committee shall be effective unless a majority of the members of the committee present at the meeting concerned are Directors.

NUMBER AND QUALIFICATION OF DIRECTORS

119.

The number of Directors shall be not less than three nor more than eleven in number. The number of Directors may be fixed within the foregoing limits from time to time by a resolution of the Board adopted by a majority of the Directors entitled to vote on such resolution, provided that any increase in the size of the Board above seven directors shall require a two-thirds majority of the Directors entitled to vote on such resolution.

120.	A Director shall not be required to hold any shares of the Company by way of qualification.

121.

If the number of Directors is reduced below the minimum number fixed in accordance with these Articles, the Directors for the time being may act for the purpose of filling up vacancies in their number or of calling a general meeting of the Company, but not for any other purpose. If there are no Directors able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors.

122.

No person other than a Director retiring (or, if appointed by the Board, vacating office) at the meeting shall, unless recommended by the Board, be eligible for election to the office of a Director at any general meeting, unless the provisions of Article 75 have been complied with.

ELECTION, APPOINTMENT AND RE-ELECTION OF DIRECTORS

123.	Each Director shall be subject to annual re-election by the members.

124.

A retiring Director shall be eligible for re-election. If the Director is not re-elected or deemed to be re-elected, that Director shall hold office until the meeting elects someone in that Director’s place or, if it does not do so, until the end of the meeting.

125.

Except as provided in Article 126, should a vacancy on the Board occur or be created, whether arising through death, retirement, resignation, or removal of a Director, or through an increase in the number of Directors, such vacancy shall be filled by the majority vote of all of the remaining Directors, giving due consideration to the governance framework set forth in the Corporate Governance Guidelines of the Company, and whether or not a quorum, or by a sole remaining Director. Subject to the provisions hereof, any Director appointed to fill a vacancy shall serve until the next annual general meeting for which a notice has not been sent at the time of appointment.

126.

If at any annual general meeting all the resolutions for the appointment of Directors are put to the meeting and lost or if by reason of persons failing to be appointed as Directors the number of Directors falls below the minimum number fixed by or in accordance with the Articles or below the number fixed by or in accordance with the Articles as the quorum, all Directors retiring at the meeting and standing for re-appointment (the “Dismissed Directors”) shall continue to be Directors for a maximum period of 60 days (and are treated as continuing in office without interruption). During such period, Directors shall be appointed generally, either at a further general meeting and/or by the remaining Directors (but in this latter case, none of those appointed may be Dismissed Directors). Once a sufficient number of Directors has been so appointed, the Dismissed Directors shall cease to be Directors.

127.

Except as otherwise authorised by the Act, a motion for the appointment of two or more persons as Directors by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.

128.

Save to the extent Article 129 applies, the Company may by ordinary resolution elect a person who is willing to act to be a Director either to fill a vacancy or as an additional Director at any general meeting at which it is proposed to vote upon a resolution for the appointment of a person as a Director; but so that the total number of Directors shall not at any time exceed the maximum number fixed by these Articles.

129.

In the event that at a general meeting of the Company it is proposed to vote upon a number of resolutions for the appointment of a person as a Director (each a “Director Resolution”) that exceeds the total number of Directors that are to be appointed to the Board at that meeting (the “Board Number”), the persons that shall be appointed shall: first be the person who receives the greatest number of ‘‘for’’ votes (whether or not a majority of those votes cast in respect of that Director Resolution), and then shall second be the person who receives the second greatest number of ‘‘for’’ votes (whether or not a majority of those votes cast in respect of that Director Resolution), and so on, until the number of Directors so appointed equals the Board Number.

RESIGNATION AND REMOVAL OF DIRECTORS

130.	A Director may resign from office either by notice in writing submitted to the Board or, if the Director shall in writing offer to resign, if the other Directors resolve to accept such offer.

131.

The Company may, by ordinary resolution at a meeting of which special notice has been given, in accordance with section 312 of the Act, remove any Director before the expiration of that Director’s period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim which such Director may have for damages for breach of any contract of service between the Director and the Company. The quorum requirement set out in Article 78 shall apply to any such resolution. An executive Director (as defined in Article 137) may also be removed from office in accordance with Article 136.

VACATION OF OFFICE

132.	Without prejudice to the other provisions of these Articles, the office of a Director shall be vacated if:

132.1

the Director becomes bankrupt or the subject of an interim receiving order or makes any arrangement or composition with that Director’s creditors generally or applies to the court for an interim order under section 253 of the Insolvency Act 1986 (as amended) in connection with a voluntary arrangement under that Act or any analogous event occurs in relation to the Director in another jurisdiction; or

132.2

a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a Director and may remain so for more than three months; or

132.3	the Director is absent from meetings of the Board for six consecutive months without permission of the Board and the Board resolves that the relevant Director’s office be vacated; or
132.4	ceases to be a Director by virtue of any provision of the Statutes or becomes prohibited by law from being a Director.

133.

A resolution of the Board declaring a Director to have vacated or have been removed from office under the terms of Articles 131 to 132 shall be conclusive as to the fact and grounds of vacation or removal stated in the resolution.

REMUNERATION OF DIRECTORS

134.

Subject to the Statutes, the Directors shall be paid such remuneration (by way of fee) for their services as may be determined by the Board. Such remuneration shall be deemed to accrue from day to day, shall be divided between the Directors as they shall agree or, failing agreement, equally and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of these Articles. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses of attending Board meetings, committee meetings, general meetings, or otherwise incurred while engaged on the business of the Company.

135.

Any Director who by request of the Board performs special services or goes or resides abroad for any purposes of the Company may, subject to the Statutes, be paid such extra remuneration by way of salary, commission, percentage of profits or otherwise as the Board may decide.

EXECUTIVE DIRECTORS

136.	The Board may from time to time (giving due consideration to the governance framework set forth in the Corporate Governance Guidelines of the Company):

136.1

appoint one or more of its body to any executive or other office (except that of auditor) or employment in the Company, for such period (subject to the Statutes and these Articles) and on such terms as it thinks fit, and may revoke such appointment (but so that such revocation shall be without prejudice to any rights or claims which the person whose appointment is revoked may have against the Company by reason of such revocation); and

136.2	permit any person elected or appointed to be a Director to continue in any other office or employment held by that person before the person was so elected or appointed.

137.

A Director holding any such office or employment with a member of the group is referred to in these Articles as an “executive Director”. Subject to the Statutes, the remuneration of any executive Director (whether by way of salary, commission, participation in profits or otherwise) shall be decided by the Board and may be either in addition to or in lieu of any remuneration as a Director.

138.

The Board may entrust to and confer upon any executive Director any of the powers, authorities and discretions vested in or exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, either collaterally with or to the exclusion of its own powers, authorities and discretions and may from time to time revoke or vary all or any of them, but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

CHIEF EXECUTIVE OFFICER, PRESIDENT, VICE PRESIDENT AND TREASURER

139.

The Directors may from time to time, and at any time, pursuant to this Article appoint any other persons to any post (other than the office of Director) with such descriptive title, including that of Chief Executive Officer, President, Vice President and/or Treasurer as the Directors may determine and may define, limit, vary and restrict the powers, authorities and discretions of persons so appointed and, subject to the Statutes, may fix and determine their remuneration and duties and, subject to any contract between such persons and the Company, may remove from such post any person so appointed. Unless expressly agreed by the Board to the contrary (in which case Articles 123 to 138 shall also apply to the role of such person as a Director), a person so appointed shall not be a Director for any of the purposes of these Articles or of the Statutes, and accordingly shall not be a member of the Board or (subject to Article 118 of any committee hereof, nor shall the Director be entitled to be present at any meeting of the Board or of any such committee except at the request of the Board or of such committee, and if present at such request the relevant Director shall not be entitled to vote thereat.

140.

Subject always to the direction and control of the Board, the Chief Executive Officer shall have the general control and management of the business and affairs of the Company. The Chief Executive Officer shall see that all orders and resolutions of the Board are carried into effect, and shall exercise or perform such other powers and duties as may from time to time be assigned to the Chief Executive Officer by the Board or any committee empowered by the Board to authorize the same. Subject to the Act, the Chief Executive Officer may sign and execute on behalf of the Company such contracts as may be authorised by the Board or any Board Committee empowered to authorise the same in accordance with these Articles.

141.

Any person appointed President shall exercise or perform such powers and duties as may from time to time be assigned to the President by the Chief Executive Officer, Chair or the Board. Subject to the Act, the President may sign and execute on behalf of the Company such contracts as may be authorised by the Board or any Board Committee empowered to authorise the same in accordance with these Articles.

142.

Each Vice President shall have such powers and duties as shall be prescribed by the Chief Executive Officer, the President, the Chair or the Board. Subject to the Act, any Vice President may sign and execute on behalf of the Company such contracts as may be authorised by the Board or any Board Committee empowered to authorise the same in accordance with these Articles.

143.

The Treasurer shall perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by the Chief Executive Officer, the President, the Chair or the Board.

DIRECTORS’ GRATUITIES AND PENSIONS

144.

The Board may exercise all the powers of the Company to provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary undertaking of the Company or a predecessor in business of the Company or of any such subsidiary undertaking, and for any member of the Director’s family (including a spouse and a former spouse) or any person who is or was dependent on that Director, and may (as well before as after the person ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF THE BOARD

145.

The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any such meetings shall be determined by a majority of votes. In the case of an equality of votes, the Chair of the meeting shall not have a casting vote. A Director may, and the secretary on the requisition of a Director shall, call a meeting of the Board and notice of such meeting shall be deemed to be duly given to each Director if it is given to the Director personally or by word of mouth or sent in writing to the Director at their last-known address or any other address given by the Director to the Company for this purpose or sent by way of electronic communication to an address for the time being notified by the Directors to the Company for this purpose.

146.	The quorum necessary for the transaction of the business of the Board shall be a majority of the Board.

147.

Any Director may validly participate in a meeting of the Board or a committee of the Board through the medium of conference telephone or similar form of communication equipment provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Subject to the Statutes, all business transacted in such a manner by the Board or a committee of the Board shall, for the purposes of these Articles, be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board, notwithstanding that fewer than two Directors are physically present at the same place. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the Chair of the meeting then is.

148.

The Board may appoint from its number, and remove, a Chair and, if it thinks fit, a                Deputy Chair of its meetings and determine the period for which they are respectively to hold office. If no such Chair or Deputy Chair is appointed, or neither is present within five minutes after the time fixed for holding any meeting, or neither of them is willing to act as Chair, the Directors present may choose one of their number to act as Chair of such meeting.

149.

A resolution in writing signed by [all] the Directors for the time being entitled to vote on the resolution at a meeting of the Board (not being less than the number of Directors required to form a quorum of the Board at such meeting) or by all the members of a committee of the Board for the time being shall be as valid and effective as a resolution passed at a meeting of the Board or committee duly convened and held. The resolution may consist of one document or several documents in like form (and in hard copy or electronic form) each signed by one or more Directors and such documents may be exact copies of the signed resolution.

150.

All acts done by any meeting of the Board, or of a committee of the Board, or by any person acting as a Director, shall as regards all persons dealing in good faith with the Company, notwithstanding it be afterwards discovered that there was some defect in the appointment or continuance in office of any Director or person so acting, or that they or any of them were disqualified, or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed or had duly continued in office and was qualified and had continued to be a Director and had been entitled to vote.

DIRECTORS’ INTERESTS

Declarations of interest relating to transactions or arrangements

151.	Subject to the provisions of the Statutes, and provided that Director has made the disclosures required by the Act, a Director notwithstanding their office may:

151.1

be a party to or otherwise directly or indirectly interested in any transaction or arrangement with the Company or in which the Company is otherwise interested or a proposed transaction or arrangement with the Company;

151.2	hold any office with the Company (except as auditor) in conjunction with the office of Director for such period and upon such terms, including as to remuneration, as the Board may decide;

151.3

act by themself through their firm in a professional capacity for the Company (otherwise than as auditor) and the Director or their firm shall be entitled to remuneration for professional services as if they were not a Director;

151.4

be or become a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is otherwise (directly or indirectly) interested; and

151.5	be or become a director of any other company in which the Company does not have an interest if that cannot be reasonably regarded as likely to give rise to a conflict of interests.

152.

The Board may resolve that any situation referred to in Article 151 and disclosed to them thereunder shall also be subject to such terms as they may determine including, without limitation, the terms referred to in Articles 154.2.1 to 154.2.4.

Directors’ interests other than in relation to transactions or arrangements with the Company

153.

For the purposes of section 175 of the Act, the Board shall have the power to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a Director under that section to avoid a situation in which the Director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company (a “Conflict”). For these purposes references to a Conflict includes a conflict of interest and duty and a conflict of duties. This Article does not apply to conflicts arising in relation to transactions or arrangements with the Company which are governed by Articles 151 to 152 inclusive.

154.

A Director seeking authorisation for a Conflict shall declare to the Board the nature and extent of the Director’s interest, and shall provide the board with such details of the Conflict as are necessary for the Board to decide how to address the Conflict, together with such additional information as the Board may request. The relevant Director and any other director with a similar interest may, if the other Directors so decide, be excluded from the Board meeting while the Conflict is under consideration.

154.1	Authorisation of a matter under this Article shall be effective only if:

154.1.1

any requirement as to the quorum at the meeting of the Board at which the matter is considered is met without counting the Director in question and any other interested Director (together the “Interested Directors”); and

154.1.2	the matter was agreed to without the Interested Directors voting or would have been agreed to if the votes of the Interested Directors had not been counted.

154.2

Any authorisation of a matter under Article 153 shall be subject to such terms as the Board may determine, whether at the time such authorisation is given or subsequently, and may be terminated by the Board at any time. Such terms may include, without limitation, terms that:

154.2.1	the relevant Directors will not be obliged to disclose to the Company or use for the benefit of the Company any confidential information received by the Director otherwise than by virtue of the

Director’s position as a Director, if to do so would breach any duty of confidentiality to a third party;

154.2.2

the relevant Directors be required by the Company to maintain in the strictest confidence any confidential information relating to the Company which also relates to the situation as a result of which the Conflict arises (the “conflict situation”);

154.2.3	the relevant Directors will be required to conduct themselves in accordance with any terms imposed by the Board in relation to the Conflict; and

154.2.4

the relevant Directors will be required by the Company to be excluded from any discussion in relation to any matter which may be relevant to the conflict situation, and not to receive any information relating to such matters.

154.3	A Director shall comply with any obligation imposed on the Director by the Board pursuant to any such authorisation.

Benefits

155.

A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which the Director (or a person connected with the relevant Director) derives from any matter authorised by the Board under Article 153 or permitted under Article 151 and no contract, transaction or arrangement relating thereto shall be liable to be avoided on the grounds of any such benefit.

Directors’ interests: quorum and voting

156.

Save as otherwise provided by these Articles, and regardless of whether the interest is one which is authorised under Article 153 or permitted under Article 151, a Director shall not vote at a meeting of the Board or of a committee of the Board on any resolution concerning a matter in which the Director has, directly or indirectly, an interest (other than by virtue of the Director’s interest in shares, debentures or other securities of or in or otherwise through the Company) which is material, or a duty which conflicts or may conflict with the interests of the Company, unless the Director’s interest or duty arises only because one of the following Articles applies (in which case the Director may vote and be counted in the quorum):

156.1

the resolution relates to the giving to the Director or any other person of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by the Director or by any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

156.2

the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

156.3

his interest arises by virtue of the Director being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares, debentures or other securities by the Company or any of its subsidiary undertakings for subscription, purchase or exchange;

156.4	the resolution relates to the giving to the Director of any other indemnity where all other Directors are also being offered indemnities on substantially the same terms;

156.5

the resolution relates to the funding by the Company of the Director’s expenditure on defending proceedings or the doing by the Company of anything to enable the Director to avoid incurring such expenditure where all other Directors are being offered substantially the same arrangements;

156.6

the resolution relates to any proposal concerning any other company in which the Director is interested, directly or indirectly, and whether as an officer or shareholder or otherwise howsoever provided that the relevant Director does not hold an interest in shares (as that term is used in Part 22 of the Act)

representing 1 per cent. or more of either any class of the equity share capital of such company or of the voting rights available to members of such company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

156.7

the resolution relates to any arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, which does not award the Director any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or

156.8

the resolution relates to any proposal concerning any insurance which the Company is empowered to purchase and/or maintain for or for the benefit of any of the Directors or for persons who include Directors provided that, for the purposes of this Article, “insurance” means only insurance against liability incurred by a Director in respect of any act or omission by the Director as is referred to in Article 240 or any other insurance which the Company is empowered to purchase and/or maintain for or for the benefit of any groups of persons consisting of or including Directors.

157.	A Director shall not be counted in the quorum present at a meeting in relation to a resolution on which the Director is not entitled to vote.

158.

If a question arises at a meeting of the Board or of a committee of the Board as to the right of a Director to vote, the question may, before the conclusion of the meeting, be referred to the chair of the meeting (or if the Director concerned is the chair, to the other Directors at the meeting) and the chair’s ruling in relation to any Director (or, as the case may be, the ruling of the majority of the other Directors in relation to the chair) shall be final and conclusive.

Directors’ interests: general

159.	For the purposes of Articles 151 to 156 inclusive:

159.1

an interest of a person who is, for any purpose of the Act (excluding any such modification thereof not in force when these Articles became binding on the Company), connected with a Director shall be treated as an interest of the Director; and

159.2	an interest of which a Director has no knowledge and of which it is unreasonable to expect the Director to have knowledge shall not be treated as an interest of his.

159.3

The Board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as it thinks fit (including the exercise thereof in favour of any resolution appointing the Directors or any of them directors of such company, or voting or providing for the payment of remuneration to the directors of such company).

159.4

Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and (provided the Director is not caught by the proviso to Article 156.6 or for another reason precluded from voting) each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning the Director’s own appointment.

FAIR PRICE PROVISIONS

160.	The Directors shall not, to the extent it is within their power, take or permit to be taken any of the following actions:

160.1

any merger or consolidation of the Company with (i) any Interested Member or (ii) any other company (whether or not itself an Interested Member) that is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Member; or

160.2

any sale, lease, exchange, mortgage, pledge, transfer, dividend or distribution (other than on a pro rata basis to all members) or other disposition (in one transaction or a series of transactions) to or with any

Interested Member or any Affiliate or Associate of any Interested Member of any assets of the Company or of any Subsidiary having an aggregate Fair Market Value of US$1,000,000 or more; or

160.3

any merger or consolidation of any Subsidiary of the Company having assets with an aggregate Fair Market Value of US$1,000,000 or more with (i) any Interested Member; or (ii) any other company (whether or not itself an Interested Member) that is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Member; or

160.4

the issuance or transfer by the Company or any Subsidiary (in one transaction or a series of transactions) to any Interested Member or any Affiliate or Associate of any Interested Member of any securities of the Company or any Subsidiary in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of US$1,000,000 or more, other than the issuance of securities upon the conversion of convertible securities of the Company or any Subsidiary; or

160.5	the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of any Interested Member or any Affiliate or Associate of any Interested Member; or

160.6

any reclassification of securities (including any reverse stock split), or recapitalisation of the Company, or any merger or consolidation of the Company with any of its Subsidiaries, or any other transaction (whether or not with or into or otherwise involving any Interested Member), that in any such case has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series of shares or securities convertible into shares of the Company or any Subsidiary that is directly or indirectly beneficially owned by any Interested Member or any Affiliate or Associate of any Interested Member; or

160.7	any series or combination of transactions directly or indirectly having the same effect as any of the foregoing; or

160.8	any agreement, contract or other arrangement providing directly or indirectly for any of the foregoing;

without the affirmative vote of the holders of at least 80 per cent. of the combined voting power of the entire issued share capital of the Company entitled to vote at a general meeting of the Company (“Voting Shares”). Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by these Articles or by any resolution or resolutions of the Board or in any agreement with any national securities exchange or otherwise.

For the purposes of this Article 160, the term “Business Combination” shall mean any transaction that is referred to in any one or more of Articles 160.1 to 160.8.

161.	The provisions of Article 160 shall not be applicable to any particular Business Combination, if all of the conditions specified in either Article 161.1 or 161.2 are met:

161.1	such Business Combination shall have been approved by a majority of the Disinterested Directors; or

161.2	all six of the conditions set out in Articles 161.2.1 to 161.2.6 have been met:

161.2.1

the transaction constituting the Business Combination provides for consideration to be received by holders of A Ordinary Shares in exchange for all their A Ordinary Shares, and the aggregate amount of the cash and the Fair Market Value (as of the date of the consummation of the Business Combination) of any consideration other than cash to be received per share by holders of A Ordinary Shares in such Business Combination shall be at least equal to the higher of the following:

(a)

(if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid in order to acquire any A Ordinary Shares beneficially owned by the Interested Member that were acquired (i) within the two-year period immediately prior to the Announcement Date or (ii) in the transaction in which it became an Interested Member, whichever is higher; and

(b)	the Fair Market Value per share of A Ordinary Shares on the Announcement Date or on the Determination Date, whichever is higher; and

161.2.2

the transaction constituting the Business Combination shall provide for consideration to be received by holders of any class of issued Voting Shares other than A Ordinary Shares in exchange for all their Voting Shares, and the aggregate amount of the cash and the Fair Market Value (as of the date of the consummation of the Business Combination) of any consideration other than cash to be received per share by holders of such Voting Shares in such Business Combination shall be at least equal to the highest of the following (it being intended that the requirements of this Article 161.2.2 shall be required to be met with respect to every class of outstanding Voting Shares, whether or not the Interested Member beneficially owns any shares of a particular class of Voting Shares):

(a)

(if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid in order to acquire any shares of such class of Voting Shares beneficially owned by the Interested Member that were acquired (i) within the two-year period immediately prior to the Announcement Date or (ii) in the transaction in which it became an Interested Member, whichever is higher;

(b)

(if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Shares are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company; and

(c)	the Fair Market Value per share of such class of Voting Shares on the Announcement Date or on the Determination Date, whichever is higher; and

161.2.3

the consideration to be received by holders of a particular class of issued Voting Shares (including A Ordinary Shares) shall be in cash or in the same form as was previously paid in order to acquire the shares of such class of Voting Shares that are beneficially owned by the Interested Member, and if the Interested Member beneficially owns shares of any class of Voting Shares that were acquired with varying forms of consideration, the form of consideration to be received by holders of such class of Voting Shares shall be either cash or the form used to acquire the largest number of shares of such class of Voting Shares beneficially owned by it; and

161.2.4	after such Interested Member has become an Interested Member and prior to the consummation of such Business Combination:

(a)

except as approved by a majority of the Disinterested Directors, there shall have been no failure to declare and pay at the regular dates therefor the full amount of any dividends (whether or not cumulative) payable on any class of shares having a preference over the A Ordinary Shares as to dividends or upon liquidation;

(b)

there shall have been (i) no reduction in the annual rate of dividends paid on the A Ordinary Shares (except as necessary to reflect any subdivision of the A Ordinary Shares), except as approved by a majority of the Disinterested Directors, and (ii) an increase in such annual rate of dividends (as necessary to prevent any such reduction) in the event of any reclassification (including any reverse stock split), recapitalisation, reorganisation or any similar transaction that has the effect of reducing the number of outstanding A Ordinary Shares, unless the failure so to increase such annual rate is approved by a majority of the Disinterested Directors; and

(c)

such Interested Member shall not have become the beneficial owner of any additional Voting Shares except as part of the transaction that resulted in such Interested Member becoming an Interested Member; and

161.2.5	after such Interested Member has become an Interested Member, such Interested Member shall not have received the benefit, directly or indirectly (except proportionately as a member), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company, whether in anticipation of or in connection with such Business Combination or otherwise; and

161.2.6

a proxy or information statement describing the proposed Business Combination and complying with the requirements of the U.S. Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such act, rules or regulations) shall be mailed to members of the Company at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

162.	For purposes of Article 160 and Article 161:

162.1.1

“Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as in effect on January 1 2013.

162.1.2	“Announcement Date” means the date of first public announcement of the proposal of the Business Combination.

162.1.3	A person shall be a “beneficial owner” of any Voting Shares:

(a)	that such person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or

(b)

that such person or any of its Affiliates or Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote or to direct the vote pursuant to any agreement, arrangement or understanding; or

(c)

that are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Voting Shares.

162.1.4

For the purposes of determining whether a person is an Interested Member pursuant to Article 162.1.8 the number of Voting Shares deemed to be outstanding shall include shares deemed owned by such person through application of Article 162.1.3 but shall not include any other Voting Shares that may be issuable to other persons pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, exchange rights, warrants or options, or otherwise.

162.1.5	“Determination Date” means the date on which the Interested Member became an Interested Member.

162.1.6

“Disinterested Director” means any member of the Board of        Directors of the Company who is unaffiliated with, and not a nominee of, the Interested Member and was a member of the Board of Directors prior to the time that the Interested Member became an Interested Member, and any successor of a Disinterested Director who is unaffiliated with, and not a nominee of, the Interested Member and is recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Board of Directors.

162.1.7	“Fair Market Value” means:

(a)

in the case of shares or stock, the highest closing sale price during the 30-day period immediately preceding the date in question of such share or stock on the New York Stock Exchange Composite Tape, or, if such share or stock is not quoted on the

Composite Tape, on the New York Stock Exchange, or, if such share or stock is not listed on such Exchange, on the principal United States securities exchange registered under the US Securities Exchange Act of 1934 on which such share or stock is listed, or, if such share or stock is not listed on any such exchange, the highest closing sale price or bid quotation with respect to such share or stock during the 30-day period immediately preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or, if no such prices or quotations are available, the fair market value on the date in question of such share or stock as determined by a majority of the Disinterested Directors in good faith; and

(b)	in the case of property other than cash or shares or stock, the fair market value of such property on the date in question as determined by a majority of the Disinterested Directors in good faith.

162.1.8	“Interested Member” shall mean any person (other than the Company or any Subsidiary) who or that:

(a)	is the beneficial owner, directly or indirectly, of five percent or more of the combined voting power of the Voting Shares then in issue; or

(b)

is an Affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of five percent or more of the combined voting power of the Voting Shares then in issue; or

(c)

is an assignee of or has otherwise succeeded to the beneficial ownership of any Voting Shares that were at any time within the two-year period immediately prior to the date in question beneficially owned by an Interested Member, if such assignment or succession shall have occurred the course of a transaction or series of transactions not involving a public offering within the meaning of the U.S. Securities Act of 1933.

162.1.9	a “person” shall mean any individual, firm, corporation, company, partnership, trust or other entity.

162.1.10

“Subsidiary” shall mean any company a majority of whose outstanding shares or stock having ordinary voting power in the election of Directors is owned by the Company, by a Subsidiary or by the Company and one or more Subsidiaries; provided, however, that for the purposes of the definition of Interested Member set forth in Article 162.1.8, the term “Subsidiary” shall mean only a company of which a majority of each class of equity security is owned by the Company, by a Subsidiary or by the Company and one or more Subsidiaries.

162.2

A majority of the Disinterested Directors of the Company shall have the power and duty to determine, on the basis of information available and known to them after reasonable inquiry, such facts reasonably necessary and available, in the Disinterested Directors’ sole discretion, to determine compliance with this Article 162, including, without limitation, (a) whether a person is an Interested Member, (b) the number of Voting Shares beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another person, (d) whether the requirements of Article 161.2 have been met with respect to any Business Combination, and (e) whether the assets that are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of US$10,000,000 or more; and the good faith determination of a majority of the Disinterested Directors on such matters shall be conclusive and binding for all purposes of Articles 161 and 162.

TRANSACTIONS WITH INTERESTED SHAREHOLDERS

163.	The Company shall not engage in any Business Combination with any Interested Member for a period of 3 years following the date that such member became an Interested Member, unless:

163.1.1	prior to such date the Board approved either the Business Combination or the transaction which resulted in the member becoming an Interested Member, or

163.1.2

upon consummation of the transaction which resulted in the member becoming an Interested Member, the Interested Member owned at least 85 per cent. of the Voting Shares of the Company issued at the time the transaction commenced, excluding for these purposes, shares owned by (i) persons who are Directors and also executive officers of the Company and (ii) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

163.1.3

on or subsequent to such date the Business Combination is approved by the Board and authorised at a general meeting of members, and not by written consent, by the affirmative vote of at least 66 (2/3) per cent. of the issued Voting Shares which are not owned by the Interested Member.

163.2	The restrictions contained in Article 163.1.1 shall not apply if:

163.2.1

a member becomes an Interested Member inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the member ceases to be an Interested Member and (ii) would not, at any time within the 3 year period immediately prior to a Business Combination between the Company and such member, have been an interested member but for the inadvertent acquisition of ownership; or

163.2.2

the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or any notice required hereunder of a proposed transaction which:

(a)	constitutes one of the transactions described in Article 163.3;

(b)	is with or by a person who either was not an Interested Member during the previous 3 years or who became an Interested Member with the approval of the Board of Directors; and

(c)

is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than 1) who were Directors prior to any person becoming an Interested Member during the previous 3 years or were recommended for election or elected to succeed such Directors by a majority of such Directors.

163.3	The proposed transactions referred to in Article 163.2.2 are limited to:

163.3.1

a merger or consolidation of the Company (except for a merger in respect of which, pursuant to Section 251(f) of the General Corporation Law of the State of Delaware, U.S., no vote of the members would be required if the Company were incorporated under the law of such State);

163.3.2

a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly-owned subsidiary or to the Company) having an aggregate market value equal to 50 per cent. or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Company; or

163.3.3	a proposed tender or exchange offer for 50 per cent. or more of the outstanding Voting Shares of the Company.

163.4	The Company shall give not less than 20 days’ notice to all Interested Members prior to the consummation of any of the transactions described in Article 163.3.1 and Article 163.3.2.

163.5	As used in this Article 163, the term:

163.5.1	“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

163.5.2	“associate” when used to indicate a relationship with any person means:

(a)

any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or which is, directly or indirectly, the owner of 20 per cent. or more of any class of Voting Shares;

(b)	any trust or other estate in which such person has at least a 20 per cent. beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and

(c)	any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

163.5.3	“Business Combination”, when used in reference to the Company and any Interested Member of the Company, means:

(a)

any merger or consolidation of the Company or any direct or indirect majority-owned subsidiary of the Company with (i) the Interested Member, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Member and as a result of such merger or consolidation Article 163 is not applicable to the surviving entity;

(b)

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or series of transactions), except proportionately as a member of the Company, to or with the Interested Member, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company which assets have an aggregate market value equal to 10 per cent. or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the Voting Shares of the Company;

(c)

any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares of the Company or of such subsidiary to the Interested Member, except (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary which securities were outstanding prior to the time that the Interested Member became such, (ii) pursuant to a merger which could be accomplished under Section 251(g) of the General Corporation Law of the State of Delaware, U.S. if the Company were incorporated under the laws of such State, (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of such Company or any such subsidiary which security is distributed, pro rata to all holders of a class or series of shares of such Company subsequent to the time the Interested Shares became such, (iv) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares, or (v) any issuance or transfer of shares by the Company, provided however, that in no case under (iii)-(v) above shall there be an increase in the Interested Member’s proportionate share of the shares of any class or series of the Company or of the voting shares of the Company;

(d)

any transaction involving the Company or any direct or indirect majority owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of the shares of any class or securities convertible into the shares of any class of the Company or of any such subsidiary which is owned by the Interested Member, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Member; or

(e)

any receipt by the Interested Member of the benefit, directly or indirectly (except proportionately as a member of the Company) of any loans, advance, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (a)-(d) above) provided by or through the Company or any direct or indirect majority owned subsidiary.

163.5.4

“control,” including the term “controlling”, “controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and polices of a person whether through the ownership of Voting Shares, by contract or otherwise. A person who is the owner of 20 per cent. or more of the outstanding Voting Shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds Voting Shares, in good faith and not for the purpose of circumventing this Article, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

163.5.5	“Interested Member” means any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company) that:

(a)	is the owner of 15 per cent. or more of the issued Voting Shares of the Company, or

(b)

is an affiliate or associate of the Company and was the owner of 15 per cent. or more of the outstanding Voting Shares of the Company at any time within the 3 year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Member; and the affiliates and associates of such person; provided, however, that the term “Interested Member” shall not include any person whose ownership of shares in excess of the 15 per cent. limitation set forth herein is the result of action taken solely by the Company provided that such person shall be an Interested Member if thereafter such person acquires additional Voting Shares of the Company, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Member, the Voting Shares of the Company deemed to be outstanding shall include shares deemed to be owned by the person through application of Article 163.5.6 but shall not include any other shares of the Company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

163.5.6	“owner” including the terms “own” and “owned” when used with respect to any shares means a person that individually or with or through any of its affiliates or associates:

(a)	beneficially owns such shares directly or indirectly; or

(b)

has (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(c)

has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of clause (b) of this Article 163.5.6) disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

163.5.7	“person” means any individual, corporation, partnership, unincorporated association or other entity.

163.5.8

“Voting Shares” means with respect to any company or corporation, shares of any class entitled to vote generally in the election of directors and, with respect to any entity that is not a company or corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

164.

In addition to any approval of members required pursuant to the terms of any class of shares other than the A Ordinary Shares, the approval of the holders of a majority of the issued shares generally entitled to vote at a meeting called for such purpose, following approval by the Board of Directors, shall be required in order for the Company to “sell, lease, or exchange all or substantially all of its property and assets” (as that phrase is interpreted for the purposes of Section 271 of the General Corporation Law of the State of Delaware, U.S., as amended or re-enacted from time to time), provided that the foregoing approval by members shall not be required in the case of any transaction between the Company and any entity the Company “directly or indirectly controls” (as that phrase is defined in Rule 405 under the United States Securities Act of 1933, as amended or re-enacted from time to time).

SECRETARY

165.

Subject to the Statutes, the secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any secretary appointed by the Board may at any time be removed by it but without prejudice to any claim for damages for breach of any contract of service between the secretary and the Company.

166.

Any provision of the Statutes or these Articles requiring or authorising a thing to be done by or to a Director and the secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the secretary.

MINUTES

167.	The Board shall cause minutes to be kept:

167.1	of all appointments of officers made by the Board;

167.2	of proceedings at meetings of the Board and of any committee of the Board and the names of the Directors present at each such meeting; and

167.3	of all resolutions of the Company, proceedings at meetings of the Company or the holders of any class of shares in the Company.

168.

Any such minutes, if purporting to be signed by the Chair of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

169.	Any such minutes must be kept for the period specified by the Act.

THE SEAL

170.

In addition to its powers under section 44 of the Act, the Company may have a seal and the Board shall provide for the safe custody of such seal. The seal shall only be used by the authority of the Board or of a committee of the Board authorised by the Board. The Board shall determine who may sign any instrument to which the seal is affixed and, unless otherwise so determined, it shall also be signed by at least one authorised person in the presence of a witness who attests the signature. For the purpose of this Article an authorised person is any director of the Company, secretary of the Company or any person authorised by the Directors for the purpose of signing documents to which the common seal is applied.

171.

All forms of certificates for shares or debentures or representing any other form of security (other than letters of allotment or scrip certificates) shall be issued executed by the Company but the Board may by resolution determine, either generally or in any particular case, that any signatures may be affixed to such certificates by some mechanical or other means or may be printed on them or that such certificates need not bear any signature.

172.	If the Company has:

(a)	an official seal for use abroad, it may only be affixed to a document if its use on that document, or documents of a class to which it belongs, had been authorised by a decision of the Directors; and

(b)	a security seal, it may only be affixed to securities by the Company Secretary or a person authorised to apply it to securities by the Company Secretary.

ACCOUNTING RECORDS, BOOKS AND REGISTERS

173.

The Directors shall cause accounting records to be kept and such other books and registers as are necessary to comply with the provisions of the Statutes and, subject to the provisions of the Statutes, the Directors may cause the Company to keep an overseas or local or other register in any place, and the Directors may make and vary such directions as they may think fit respecting the keeping of the registers.

174.

The accounting records shall be kept at the registered office or (subject to the provisions of the Statutes) at such other place in the United Kingdom as the Board thinks fit, and shall always be open to inspection by the Directors. No member of the Company (other than a Director) shall have any right of inspecting any accounting record or book or document except as conferred by law or authorised by the Board or by the Company in general meeting.

175.

The Board shall, in accordance with the Statutes, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Statutes. The Board shall in its report state the amount which it recommends to be paid by way of dividend.

176.

A printed copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting and of the Directors’ and auditors’ reports shall, at least 21 clear days before the meeting, be delivered or sent by post to every member and to every debenture holder of the Company of whose address the Company is aware or, in the case of joint holders of any share or debenture, to the joint holder who is named first in the register and to the auditors provided that, if and to the extent that the Statutes so permit and without prejudice to Article 178, the Company need not send copies of the documents referred to above to members but may send such members summary financial statements or other documents authorised by the Statutes.

AUDIT

177.	Auditors of the Company shall be appointed and their duties regulated in accordance with the Statutes.

178.

The auditors’ report to the members made pursuant to the statutory provisions as to audit shall be laid before the Company in general meeting and shall be open to inspection by any member; and in accordance with the Statutes every member shall be entitled to be furnished with a copy of the balance sheet (including every document required by law to be annexed thereto) and auditors’ report.

AUTHENTICATION OF DOCUMENTS

179.

Any Director or the secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Board and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the registered office, the officer of the Company having the custody thereof shall be deemed to be a person appointed by the Board, as aforesaid.

180.

A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting of the Company or of the Board or of any committee of the Board which is certified as such in accordance with Article 179 shall be conclusive evidence in favour of all persons dealing with the Company on the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of proceedings at a duly constituted meeting.

RECORD DATES

181.	Notwithstanding any other provision of these Articles, and subject to the Act, the Company or the Board may:

181.1

fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

181.2

for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, specify in the notice of meeting a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 181 shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

181.3

for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the Board, which day may not be more than 21 days before the day that notices of the meeting are sent.

DIVIDENDS

182.

Subject to the Statutes, the Company may by ordinary resolution declare that out of profits available for distribution there be paid dividends to members in accordance with their respective rights and priorities but no dividend shall exceed the amount recommended by the Board. Unless the rights attached to any shares, the terms of any shares or the Articles provide otherwise, a dividend or any other money payable in respect of a share can be declared and paid in any currency the Board decides using an exchange rate selected by the Board for any currency conversions required. The board can also decide how any costs relating to the choice of currency will be met.

183.

Except as otherwise provided by these Articles or the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid on the shares in respect of which the dividend is paid; but no amount paid on a share in advance of the date upon which a call is payable shall be treated for the purposes of this Article or Article 186 as paid on the share.

184.

All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date or be entitled to dividends declared after a particular date, such share shall rank for or be entitled to dividends accordingly.

185.

Any general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be paid or satisfied wholly or partly by the distribution of assets, including, without limitation, by paid-up shares or debentures of any other company, and the Board shall give effect to such direction. If the shares in respect of which such a non-cash distribution is paid are uncertificated, any shares in the Company which are issued as a non-cash distribution in respect of them must be uncertificated. Where any difficulty arises in regard to such distribution, the Board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of such assets (or any part thereof) and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution, and may vest any such assets in trustees, upon trust for the members entitled to the dividend, as may seem expedient to the Board.

186.

Subject to the Statutes, the Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company available for distribution and the position of the Company, and the Board may also pay the fixed dividend payable on any shares of the Company with preferential rights half-yearly or otherwise on fixed dates whenever such profits, in the opinion of the Board, justify that course. In particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay interim dividends on shares in the capital of the Company which confer deferred or non-preferential rights as well as in respect of shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferential rights if, at the time of payment, any preferential dividend is in arrear. Provided the Board acts in good faith, the Board shall not incur any liability to the holders of shares conferring any preferential rights for any loss that they may suffer by reason of the lawful payment of an interim dividend on any shares having deferred or non-preferential rights.

187.

The Board may deduct from any dividend payable to any member on or in respect of a share all sums of money (if any) presently payable by that member to the Company on account of calls or otherwise in relation to shares in the Company. Such sums may be applied by the Company in paying the amounts owing in respect of the relevant shares.

188.

All dividends and interest shall belong and be paid (subject to any lien of the Company) to those members whose names shall be on the register at the date at which such dividend shall be declared or at the date at which such interest shall be payable respectively, or at such other date as the Company by ordinary resolution or the Board may determine, notwithstanding any subsequent transfer or transmission of shares which may be a date prior to or after that on which the resolution is passed.

189.

The Board may pay the dividends or interest payable on shares in respect of which any person is by transmission entitled to be registered as holder to such person upon production of such certificate and evidence as would be required if such person desired to be registered as a member in respect of such shares.

190.	No dividend or other monies payable in respect of a share shall bear interest against the Company unless otherwise expressly provided by the rights attached to the share.

191.

All dividends, interest and other sums payable which are unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until such time as they are claimed. The payment of any unclaimed dividend, interest or other sum payable by the Company on or in respect of any share into a separate account shall not constitute the Company a trustee of the same. All dividends unclaimed for a period of 6 years after having been declared shall be forfeited and shall revert to the Company.

192.

Dividends may be declared and paid in any currency or currencies that the Board may determine. The Board may also determine the exchange rate and the relevant date for determining the value of the dividend in any currency.

193.	A member may waive its right to a dividend or other distribution payable in respect of a share by giving the Company notice in writing to that effect, but if:

193.1	the share has more than one holder; or

193.2	more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders, or otherwise,

then the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

194.	Where a dividend or other sum which is a distribution is payable in respect of a share, it may, subject to Article 195, be paid by one or more of the following means:

194.1	transfer to a bank or building society account specified by the distribution recipient either in writing or as the Board may otherwise decide;

194.2

sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient’s registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the Board may otherwise decide;

194.3	sending a cheque made payable to such person by post to such person at such address as the distribution recipient has specified either in writing or as the Board may otherwise decide;

194.4

by means of a system facilitating the trading of shares in the Company in uncertificated form in such manner as may be consistent with the facilities and requirements of the relevant system or as the Board may otherwise decide; or

194.5

by any electronic or other means as the Board may decide, to an account, or in accordance with the details, specified by the distribution recipient either in writing or as the Board may otherwise decide.

195.	In respect of the payment of any dividend or other sum which is a distribution, the Board may decide, and notify distribution recipients, that:

195.1

one or more of the means described in Article 194 will be used for payment and a distribution recipient may elect to receive the payment by one of the means so notified in the manner prescribed by the Board;

195.2	one or more of such means will be used for the payment unless a distribution recipient elects otherwise in the manner prescribed by the Board; or

195.3	one or more of such means will be used for the payment and that distribution recipients will not be able to elect otherwise.

196.	The Board may decide that different methods of payment may apply to different distribution recipients or groups of distribution recipients.

196.1

Payment of any dividend or other sum which is a distribution is made at the risk of the distribution recipient. The Company is not responsible for a payment which is lost or delayed. Payment, in accordance with these Articles, of any cheque by the bank upon which it is drawn, or the transfer of funds by any means, or (in respect of shares in uncertificated form) the making of payment by means of a system facilitating the trading of shares in the Company in uncertificated form, shall be a good discharge to the Company.

197.	In the event that:

197.1	a distribution recipient does not specify an address, or does not specify an account of a type prescribed by the Board, or

197.2

other details necessary in order to make a payment of a dividend or other distribution by the means by which the Board have decided in accordance with this Article that a payment is to be made, or by which the distribution recipient has elected to receive payment, and such address or details are necessary in order for the Company to make the relevant payment in accordance with such decision or election; or

197.3

if payment cannot be made by the Company using the details provided by the distribution recipient, then the dividend or other distribution shall be treated as unclaimed for the purposes of these Articles.

198.	For the purposes of these Articles, “distribution recipient” means, in respect of a share in respect of which a dividend or other sum is payable—

198.1	the holder of the share; or

198.2	if the share has two or more joint holders, whichever of them is named first in the Register; or

198.3	if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee.

199.	Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable in respect of the share held by that person as joint holder.

200.

The Board may, if authorised by an ordinary resolution of the Company, offer the holders of A Ordinary Shares the right to elect to receive additional A Ordinary Shares, credited as fully paid, instead of cash in respect of any dividend or any part (to be determined by the Board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

200.1

an ordinary resolution may specify a particular dividend or dividends, or may specify all or any dividends declared within a specified period, but such period may not end later than the conclusion of the fifth annual general meeting following the date of the meeting at which the ordinary resolution is passed;

200.2

the entitlement of each holder of A Ordinary Shares to new A Ordinary Shares shall be such that the relevant value of such new A Ordinary Shares shall in aggregate be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose “relevant value” shall be calculated by reference to the average of the high and low sale price for the Company’s A Ordinary Shares on the New York Stock Exchange as derived from such source as the Board may deem appropriate on the day on which the A Ordinary Shares are first quoted “ex” the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution, but shall never be less than the par value of the new A Ordinary Share. A certificate or report by the Company Secretary or a Director as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount;

200.3

the Board may, after determining the basis of allotment, notify the holders of A Ordinary Shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective. The basis of allotment shall be such that no shareholder may receive a fraction of a share;

200.4

the Board may exclude from any offer any holders of A Ordinary Shares where the Board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or where the Board determines (in its absolute discretion) that for any other reason the offer should not be made to them;

200.5

the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on A Ordinary Shares in respect of which an election has been made (the “elected ordinary shares”) and instead additional A Ordinary Shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the Board shall capitalise, out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account, any capital reserve and the profit and loss account) or otherwise available for distribution as the Board may determine, a sum equal to the aggregate nominal amount of the additional A Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of A Ordinary Shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

200.6

the additional A Ordinary Shares when allotted shall rank pari passu in all respects with fully paid A Ordinary Shares then in issue except that they will not be entitled to participate in the relevant dividend (including the share election in lieu of such dividend);

200.7

the Board may do such acts and things which it considers necessary or expedient to give effect to any such capitalisation and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation, and any incidental matters and any agreement so made shall be binding on all concerned; and

200.8

the Board may, at any time before shares are allotted instead of cash in respect of all or part of any dividend, determine that A Ordinary Shares will not be allotted. Such determination may be made before or after any election has been made by any holders in respect of the relevant dividend.

RESERVES

201.

The Board may, before recommending any dividend (whether preferential or otherwise), set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also, without placing the same to reserve, carry forward any profits which it may think prudent not to distribute.

CAPITALISATION OF PROFITS

202.

The Company may, upon the recommendation of the Board, resolve by ordinary resolution that it be desirable to capitalise all or any part of the profits of the Company specified in Article 206 and accordingly that the Board be authorised and directed to appropriate the profits so resolved to be capitalised to any member or members in such proportions and to such extent as may be specified in the relevant resolution or determined by the Board.

203.

Subject to any direction given by the Company, the Board shall appropriate the profits resolved to be capitalised by any such resolution, and apply such profits on behalf of the members entitled thereto either:

203.1	in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such members respectively and such premium thereon (if any) as the Board may determine; or

203.2

in paying up in full shares and such premium thereon (if any) as the Board may determine, debentures or obligations of the Company, of a nominal amount equal to such profits, for allotment and distribution, credited as fully paid, to and amongst such members in the proportions referred to above or as they may direct, or partly in one way and partly in the other provided that no unrealised profit shall be applied in paying up amounts unpaid on any issued shares and the only purpose to which sums standing to capital redemption reserve or share premium account shall be applied pursuant to this Article shall be the payment up in full of shares to be allotted and distributed to members credited as fully paid.

204.	The Board shall have power after the passing of any such resolution:

204.1

to make such provision (by the issue of fractional certificates or by payment in cash or otherwise) as it thinks fit for the case of shares, debentures or obligations becoming distributable in fractions, such power to include the right for the Company to retain small amounts the cost of distribution of which would be disproportionate to the amounts involved;

204.2	to authorise any person to enter, on behalf of all the members entitled thereto, into an agreement with the Company providing (as the case may require) either:

204.2.1

for the payment up by the Company on behalf of such members (by the application thereto of their respective proportions of the profits resolved to be capitalised) of the amounts, or any part of the amounts, remaining unpaid on their existing shares; or

204.2.2	for the allotment to such members respectively, credited as fully paid, of any further shares, debentures or obligations to which they may be entitled upon such capitalisation,

and any agreement made under such authority shall be effective and binding on all such members.

205.

The Company in general meeting may resolve that any shares allotted pursuant to Articles 202 to 204 (inclusive) to holders of any partly paid A Ordinary Shares shall, so long as such A Ordinary Shares remain partly paid, rank for dividends only to the extent that such partly paid A Ordinary Shares rank for dividends.

206.

The profits of the Company to which Articles 202 to 204 (inclusive) apply shall be any undivided profits of the Company not required for paying the fixed dividends on any preference shares or other shares issued on special conditions and shall also be deemed to include:

206.1	any profits arising from appreciation in capital assets (whether realised by sale or ascertained by valuation); and

206.2	any amounts for the time being standing to any reserve or reserves or to the capital redemption reserve or to the share premium or other special account.

CAPITALISATION OF PROFITS – EMPLOYEES’ SHARE SCHEMES

207.	Articles 207 to 212 apply where:

207.1	a person is granted pursuant to an employees’ share scheme a right to subscribe for shares in the capital of the Company in cash at a subscription price less than their nominal value; or

207.2

pursuant to an employees’ share scheme, the terms on which any person is entitled to subscribe for shares in the capital of the Company are adjusted as a result of a capitalisation issue, rights issue or other variation of capital so that the subscription price is less than their nominal value.

208.	In any such case the Board:

208.1

may transfer to a reserve account a sum equal to the deficiency between the subscription price if any and the nominal value of the shares (the “Cash Deficiency”) from the profits or reserves of the Company specified in Article 212; and

208.2	subject to Article 212, shall not apply that reserve account for any purpose other than paying up the Cash Deficiency on the allotment of those shares.

209.	Whenever the Company is required to allot shares pursuant to such a right to subscribe, the Board may, subject to the provisions of the Act:

209.1	appropriate to capital out of the reserve account an amount equal to the Cash Deficiency applicable to those shares;

209.2	apply that amount in paying up the deficiency on the nominal value of those shares; and

209.3	allot those shares credited as fully paid to the person entitled to them.

210.

If any person ceases to be entitled to subscribe for shares as described, the restrictions on the reserve account shall cease to apply in relation to such part of the account as is equal to the amount of the Cash Deficiency applicable to those shares.

211.

No right shall be granted under any employees’ share scheme under Article 207.1 and no adjustment shall be made as mentioned in Article 207.2 unless there are sufficient profits or reserves of the Company as specified in Article 212.

212.

The profits or reserves of the Company to which Articles 202 to 212 (inclusive) apply shall be any undivided profits of the Company not required for paying the fixed dividends on any preference shares or other shares issued on special conditions and shall also be deemed to include:

212.1	any profits arising from appreciation in capital assets (whether realised by sale or ascertained by valuation); and

212.2	any amounts for the time being standing to any reserve or reserves or to the capital redemption reserve or to the share premium or other special account.

NOTICES

213.

Subject to the specific terms of any Article, any notice to be given to or by any person pursuant to these Articles shall be in writing (which, for the avoidance of doubt, shall be deemed to include a notice given in electronic form), save that a notice convening a meeting of the Board or of a committee of the Board need not be in writing.

214.	Save as otherwise provided in these Articles, any notice or other Shareholder Information may be served by the Company on, or supplied by the Company to, any person:

214.1	by hand;

214.2	by sending it by post in a prepaid envelope addressed to such person at the person’s postal address as appearing in the register; or

214.3	by sending or supplying it in electronic form in accordance with Articles 220 to 223.

215.

In the case of joint holders of a share all notices or other Shareholder Information shall be given or supplied to the joint holder who is named first in the register, and notice so given or other Shareholder Information so supplied shall be sufficient notice or supply to all the joint holders. Anything to be agreed or specified in relation to a notice or other Shareholder Information may be agreed or specified by the joint holder who is named first in the register.

216.

Any notice to be given to a person may be given by reference to the register as it stands at any time within the period of 15 days before the notice is given and no change in the register after that time shall invalidate the giving of the notice.

217.	A communication delivered by hand shall be deemed to have been received when handed to the member or when left at the member’s registered address or the address supplied by the member.

218.

In the case of notices or other Shareholder Information sent by post, proof that an envelope containing the communication was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given or other Shareholder Information sent. A communication made by post shall be deemed to be given or received 48 hours after it was posted in accordance with this Article.

219.

In calculating the time of deemed delivery for the purposes of this Article no account shall be taken of Sundays or public holidays in Houston or New York and the close of business on a particular day shall mean 5:00 p.m. local time in Houston or New York, as applicable, on such day, and if an applicable deadline falls on the close of business on a day that is not a business day, then the applicable deadline shall be deemed to be the close of business on the immediately preceding business day.

220.

Subject to the provisions of the Statutes, any notice or other Shareholder Information will be validly sent or supplied if sent or supplied by the Company to any member in electronic form if that person has agreed (generally or specifically) (or, if the member is a company and it is deemed by the Statutes to have agreed) that the communication may be sent or supplied in that form and:

220.1

the notice or other Shareholder Information is sent using electronic means to such address (or to one of such addresses if more than one) as may for the time being be notified by the member to the Company (generally or specifically) for that purpose or, if the intended recipient is a company, to such address as may be deemed by a provision of the Statutes to have been so specified; or

220.2

if the notice or other Shareholder Information is sent or supplied in electronic form by hand or post, it is handed to the recipient or sent or supplied to an address to which it could validly be sent if it were in hard copy form; and

220.3	in each case that person has not revoked the agreement.

221.

Subject to the provisions of the Statutes any notice or other Shareholder Information will be validly sent or supplied by the Company if it is made available by means of a website communication where that person has agreed, or is deemed by the Statutes to have agreed (generally or specifically) that the communication may be sent or supplied to that person in that manner and:

221.1	that person has not revoked the agreement;

221.2	that person is notified in a manner for the time being agreed for the purpose between that person and the Company of:

221.2.1	the publication of the notice or other Shareholder Information on a website;

221.2.2	the address of that website; and

221.2.3	the place on that website where the notice or other Shareholder Information may be accessed and how it may be accessed;

221.3	the notice or other Shareholder Information continues to be published on the website throughout the period specified in the Act; and

221.4

the notice or other Shareholder Information is published on the website throughout the period referred to in Article 221.3 provided that if the notice or other Shareholder Information is published on that website for a part but not all of such period, the notice or other Shareholder Information will be treated as published throughout that period if the failure to publish the notice or other Shareholder Information throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

222.

When any notice or other Shareholder Information is given or sent by the Company by electronic means, it shall be deemed to have been given on the same day as it was sent to an address supplied by the member, and in the case of the publication of a notice or other Shareholder Information by website communication, it shall be deemed to have been received by the intended recipient when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website pursuant to Article 221.2.

223.

Where in accordance with these Articles a member is entitled or required to give or send to the Company a notice in writing, the Company may, if it in its absolute discretion so decides, (and shall, if it is required to do so or is deemed to have so agreed by any provision of the Statutes) permit such notices (or specified classes thereof) to be sent to the Company by such means of electronic communication as may from time to time be specified (or be deemed by the Statutes to be agreed) by the Company, so as to be received at such address as may for the time being be specified (or deemed by the Statutes to be specified) by the Company (generally or specifically) for the purpose. Any means of so giving or sending such notices by electronic communication shall be subject to any terms, limitations, conditions or restrictions that the Board may from time to time prescribe.

224.

If, on three consecutive occasions, a notice to a member has been returned undelivered or the Company receives notice that it is undelivered, such member shall not thereafter be entitled to receive notices from the Company until the member shall have communicated with the Company and supplied in writing to the registered office a new postal address for the service of notices or shall have informed the Company, in such manner as may be specified by the Company, of an address for the service of notices in electronic form, subject always to the terms of Article 220. For these purposes, a notice sent by post shall be treated as returned undelivered if the notice is sent back to the Company (or its agents) and a notice sent by electronic communication shall be treated as returned undelivered if the Company (or its agents) receive(s) notification that the notice was not delivered to the address to which it was sent.

225.

A person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member on supply to the Company of such evidence as the Board may reasonably require to show that person’s title to that share, and upon supplying also a postal address for the service of notices and other Shareholder

Information and, if the person wishes, an address for the service and delivery of electronic communications, shall be entitled (subject always to these Articles) to have served on or delivered to that person at such address any notice or other Shareholder Information to which the member but for the member’s death, mental disorder or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or Shareholder Information on all persons interested (whether jointly with or as claiming through or under him) in the share. Until such address or addresses have been so supplied, any notice or other Shareholder Information may be sent or supplied in any manner in which it might have been sent or supplied if the death, mental disorder or bankruptcy had not occurred and if so sent or supplied shall be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint holder.

226.

Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before that person’s name is entered in the register, has been duly given to a person from whom that person derives their title provided that such person shall not be bound by any such notice given by the Company under section 793 of the Act or under Article 99.

227.

If the postal service in the United Kingdom, the United States of America or Denmark or some part of the United Kingdom, the United States of America or Denmark is suspended or restricted, the Company needs to give notice of a meeting only to holders with whom the Company can communicate by electronic means and who have provided the Company with an address for this purpose. The Company must also publish the notice in at least one United Kingdom, United States of America or Denmark (as applicable) national newspaper and make it available on its website from the date of such publication until the conclusion of the meeting or any adjournment of the meeting. If it becomes generally possible to send or supply notices by post in hard copy form at least six clear days before the meeting, the Company will send or supply a copy of the notice by post to those who would otherwise receive it in hard copy form by way of confirmation.

228.

Any member present, either personally or by proxy or (in the case of a corporate member) by representative, at any general meeting of the Company or of the holders of any class of shares in the Company shall for all purposes be deemed to have received due notice of such meeting and, where required, of the purposes for which such meeting was called.

UNTRACED MEMBERS

229.

The Company shall be entitled to sell at the best price reasonably obtainable the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy if and provided that:

229.1	there has been a period of 12 years during which at least three dividends in respect of the shares have become payable and no dividend has been claimed during that period in respect of such shares;

229.2

the Company has, after expiration of that period, sent a notice of its intention to sell such share to the registered address or last known address of the member or of the person entitled to the share by transmission at which service of notices might be effected in accordance with these Articles and, before sending such notice, the Company is satisfied that it has taken such steps as it considers reasonable in the circumstances to trace the member or other person entitled, including engaging, if considered appropriate in relation to such share, a professional asset reunification company or other tracing agent and/or giving notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address of the member or person entitled by transmission to the share shown in the Register; and

229.3

during the said period of 12 years and the period of three months following the date of such notice, the Company shall not have received an indication either of the whereabouts or of the existence of such member or person.

230.

If, during the period referred to in Article 229, any additional shares have been issued by way of rights in respect of shares held at the commencement of such period or in respect of shares so issued previously during such period, the Company may, if the requirement of Articles 229.1 to 229.3 have been satisfied, also sell such additional shares.

231.1	To give effect to any such sale the Company may:

231.1.1	if the shares concerned are held in uncertificated form, do all acts and things it considers necessary and expedient to effect such; and

231.1.2

appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, such shares.

231.2	The title of the transferee shall not be affected by any irregularity in or invalidity of the proceedings relating thereto.

232.	The net proceeds of sale shall belong to the Company which shall:

232.1	be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds; and

232.2	(until the Company has so accounted) enter the name of such former member or other person in the books of the Company as a creditor for such amount.

233.

No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company (if any)) as the Board may think fit. If no valid claim for the net proceeds has been received by the Company during a period of six years from the date upon which the relevant shares were sold by the Company in accordance with these Articles, the net proceeds will be forfeited and will belong to the Company.

DESTRUCTION OF DOCUMENTS

234.	The Company shall be entitled to destroy:

234.1

at any time after the expiration of six years from the date of registration thereof or on which an entry in respect thereof shall have been made (as the case may be), all instruments of transfer of shares of the Company which shall have been registered and all letters of request, renounced allotment letters, renounceable share certificates, forms of acceptance and transfers and applications for allotment in respect of which an entry in the register shall have been made;

234.2

at any time after the expiration of one year from the date of cancellation thereof, all registered certificates for shares of the Company (being certificates for shares in the name of a transferor and in respect whereof the Company has registered a transfer) and all mandates and other written directions as to the payment of dividends (being mandates or directions which have been cancelled); and

234.3

at any time after the expiration of one year from the date of the recording thereof, all notifications of change of name or address (including addresses for the purpose of receipt of communications in electronic form).

235.

It shall conclusively be presumed in favour of the Company that every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled, and every other document hereinbefore mentioned was in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

235.1	the foregoing provisions shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

235.2

nothing contained in this Article 235 or Article 234 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article 235 or Article 234;

235.3	references herein to the destruction of any document include references to its disposal in any manner; and

235.4

any document referred to in Articles 234.1, 234.2 and 234.3 may be destroyed at a date earlier than that authorised by Article 234 provided that a permanent copy of such document shall have been made which shall not be destroyed before the expiration of the period applicable to the destruction of the original of such document and in respect of which the Board shall take adequate precautions for guarding against falsification and shall provide adequate means for its reproduction.

WINDING-UP

236.

The power of sale of a liquidator shall include a power to sell wholly or partially shares or debentures, or other obligations of another company, either then already constituted, or about to be constituted, for the purpose of carrying out the sale.

237.

On any voluntary winding-up of the Company, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Act or the Insolvency Act 1986 (as amended) or the rights of any other class of shares, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division shall be in accordance with the existing rights of the members. The liquidator may, with the like sanction, vest the whole or any part of the assets of the Company in trustees on such trusts for the benefit of the members as he, with the like sanction, shall determine, but no member shall be compelled to accept any assets on which there is a liability.

PROVISION FOR EMPLOYEES

238.

The Company may, pursuant to a resolution of the Board and in accordance with the Act, make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

INDEMNITY

239.1

Subject to the Act the Company may indemnify, out of the assets of the Company, any Director or other officer of the Company or of any associated company against all losses and liabilities which the Director or other officer may sustain or incur in the execution of the duties of their office or otherwise in relation thereto, provided that this Article 239.1 shall only have effect insofar as its provisions are not void under sections 232 or 234 of the Act.

239.2

The Company may also indemnify, out of the assets of the Company, any Director or other officer of either the Company or any associated company where the Company or such associated company acts as trustee of a pension scheme, against liability incurred by the Director or other officer in connection with the relevant company’s activities as trustee of such scheme, provided that this Article 239.2 shall only have effect in so far as its provisions are not void under sections 232 or 235 of the Act.

239.3

Subject to sections 205(2) to (4) of the Act, the Company may provide a Director or officer with funds to meet expenditure incurred or to be incurred by the Director or officer in defending (or seeking relief in respect of) any civil or criminal proceedings brought or threatened against the Director or officer in connection with any alleged negligence, default, breach of duty or breach of trust by the Director or officer in relation to the Company or an associated company, and the Company shall be permitted to take or omit to take any action or enter into any arrangement which would otherwise be prohibited under sections 197 to 203 of the Act to enable a Director or officer to avoid incurring such expenditure.

239.4

Subject to section 206 of the Act, the Company may also provide a Director or officer with funds to meet expenditure incurred or to be incurred by the Director or officer in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by the Director or officer in relation to the Company or any associated company and the Company shall be permitted to take or omit to take any action or enter into any arrangement which would otherwise be prohibited under section 197 of the Act to enable a Director of officer to avoid incurring such expenditure.

239.5

For the purpose of Articles 239.1, 239.2 and 239.4 the expression “associated company” shall mean a company which is either a subsidiary or a holding company of the Company or a subsidiary of such holding company as such terms are defined in the Act.

INSURANCE

240.

Subject to the provisions of the Act, the Board shall have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers or employees of the Company, or of any company or body which is its holding company or in which the Company or such holding company has an interest whether direct or indirect or which is in any way allied to or associated with the Company or who were at any time trustees of any pension fund in which any employees of the Company or of any other such company or body are interested including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company and/or any such other company, body or pension fund.

DISPUTE RESOLUTION

241.

Unless the Company consents in writing to the selection of an alternative forum in the United States of America, the federal and state courts of the United States of America, as applicable, shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act 1934, in each case as amended from time to time (together, the “U.S. Acts”).

242.

Save in respect of any cause of action arising under the U.S. Acts, the courts of England and Wales shall have exclusive jurisdiction to determine any and all disputes brought by a member in that member’s capacity as such against the Company and/or the Board and/or any of the Directors individually or collectively, arising out of or in connection with these Articles or any obligations arising out of or in connection with these Articles.

243.	The governing law of these Articles is the law of England and Wales and these Articles shall be interpreted in accordance with English law.

244.

For the purposes of Articles 241 and 242 “Director” shall be read so as to include each and any Director of the Company from time to time in their capacity as such or as an employee of the Company and shall include any former Director of the Company.

Annex C

IRREVOCABLE UNDERTAKING

TO:

Noble Finco Limited

3rd Floor, 1 Ashley Road

Cheshire WA14 2DT

United Kingdom

(“TopCo” or the “Offeror”)

and

Noble Corporation

13135 Dairy Ashford, Suite 800

Sugar Land, TX 77478

United States

(“Noble”)

and

The Drilling Company of 1972 A/S

Lyngby Hovegade 85

2800 Kgs. Lyngby

Denmark

(“Maersk Drilling”)

FROM:

APMH Invest A/S

Esplanaden 50

1263 Copenhagen

Denmark

(“us”, “we”)

Date: 10 November 2021

Dear Sir/Madam

1	MERGER OF NOBLE AND MAERSK DRILLING

1.1

We understand that Topco, Noble, Noble Merger Sub, a limited company incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Topco, and Maersk Drilling, are parties to that certain Business Combination Agreement dated on or around the date of this agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement” and the transactions contemplated therein, including the Offer (as defined below), the “Merger”). Upon entering into the Business Combination Agreement, we understand that the Offeror has agreed and undertaken to launch a takeover offer to the shareholders of Maersk Drilling for all of the outstanding shares in Maersk Drilling of nominal value DKK 10 (each a “Share” and collectively the “Shares”) on the terms and conditions set out in the Business Combination Agreement by way of a

voluntary public tender exchange offer (including any new, increased, renewed or revised offer, the “Offer”) in accordance with the Danish Capital Markets Act (in Danish “kapitalmarkedsloven”) and the Executive Order No. 636 of 15 May 2020 on Takeover Bids (in Danish: “bekendtgørelse om overtagelsestilbud”) (the “Danish Takeover Order”) and the Offeror will publish the draft announcement attached to this irrevocable undertaking as Appendix 1.1 the “Press Announcement”).

1.2	Capitalised terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

2	REPRESENTATIONS AND WARRANTIES

2.1	Subject to the release of the Press Announcement, we hereby irrevocably and unconditionally undertake to and represent and warrant that:

(a)

as at the date of this irrevocable undertaking, we are the legal and beneficial owner of 17,283,590 Shares and can exercise or procure the exercise of 17,283,590 voting rights, in aggregate (representing 41.6% of the outstanding Shares and 41.6% of the voting rights of Maersk Drilling as at the date hereof) (the “Shareholder Shares”);

(b)

we have full power and authority and the right (free from any legal or other restrictions) and will at all times continue to have all relevant power and authority and the right, to enter into and perform our obligations under this irrevocable undertaking in accordance with its terms;

(c)

we have obtained all consents, approvals and authorisations required by us in connection with the entry into and performance of our obligations under this irrevocable undertaking, including taken all necessary corporate actions to authorise the execution, delivery and performance of this irrevocable undertaking, and all such consents, approvals and authorisations are in full force and effect;

(d)	this irrevocable undertaking constitutes a legal, valid and binding agreement on us, enforceable against us in accordance with its terms; and

(e)

the execution and delivery of this irrevocable undertaking by us does not, and the consummation of the transactions contemplated hereby will not, conflict with or violate our constitutional documents or any agreement or instrument to which we are a party or which is binding upon us or the Shareholder Shares.

3	DEALINGS AND UNDERTAKINGS

3.1

Except as expressly contemplated by the Business Combination Agreement, we hereby irrevocably undertake to the Offeror that until this undertaking lapses in accordance with paragraph 7 below, we shall not without the Offeror’s prior written consent:

(a)

sell, transfer, dispose of, charge, pledge, encumber, grant any option over or otherwise dispose of or permit the lending, sale, transfer, disposal of, lien, charging, pledging or other disposition or creation or grant of any other encumbrance, option or right of or over all or any of such Shareholder Shares or any other shares and/or voting rights in Maersk Drilling issued or unconditionally allotted to, or otherwise acquired by us after signing of this irrevocable undertaking (“Further Shareholder Shares”) or perform any such actions or permit any such actions to be taken with respect to our interest in such Shareholder Shares or Further Shareholder Shares, including entering into any derivative, swap (whether synthetic or with physical settlement) or other agreement or transactions, in whole or in part, directly or indirectly, having a similar economic effect as any of the foregoing, nor shall we enter into any agreement or arrangement (whether conditional or not) to do any of the foregoing, and nor shall we accept (or permit to be accepted) any offer in respect of all or any of the Shareholder Shares or Further Shareholder Shares;

(b)	accept, in respect of the Shareholder Shares or any Further Shareholder Shares, any offer or other transaction made in competition with or which might otherwise frustrate the Merger;

(c)

vote, in respect of the Shareholder Shares or any Further Shareholder Shares, in favour of any resolution to approve any Company Alternative Proposal which is proposed in competition with or which might otherwise frustrate the Merger;

(d)	(other than pursuant to the Merger) enter into any agreement or arrangement, incur any obligation or give any indication of intent:

(i)	to do any of the acts referred to in paragraphs 3.1(a) to 3.1(c); or

(ii)	which, in relation to the Shareholder Shares or any Further Shareholder Shares, would or might restrict or impede us accepting the Offer,

and for the avoidance of doubt, references in this paragraph 3.1(d) to any agreement, arrangement, obligation or indication of intent includes any agreement, arrangement, obligation or indication of intent whether or not legally binding or subject to any condition or which is to take effect if the Offer lapses or is withdrawn or if this undertaking ceases to be binding or following any other event.

3.2

Further, we irrevocably undertake to the Offeror that until this undertaking lapses in accordance with paragraph 7 below, we shall not take any steps, actions or undertake any dealings which in effect will cause us to be acting in concert with Noble or TopCo or any other party pursuant to the definition of “acting in concert” set out in the Danish Takeover Order in respect of Maersk Drilling.

3.3

We agree to be bound by and subject to the first sentence of Section 7.5(a) (No Solicitation by the Company) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if we were directly party thereto.

4	UNDERTAKING TO ACCEPT THE OFFER

4.1	Subject to the release of the Press Announcement, we irrevocably and unconditionally undertake that:

(a)

we shall accept the Offer in respect of the Shareholders Shares and any Further Shareholder Shares in accordance with the procedure for acceptance set out in the formal document containing such Offer (the “Offer Document”) not later than five business days after the Offeror publishes the Offer Document to the Maersk Drilling shareholders and shall accept the Offer in respect of any Further Shareholder Shares in accordance with the same procedure as soon as reasonably practicable and in any case not later than five business days after we have become the registered holder of the Further Shareholder Shares;

(b)	we shall not withdraw any acceptances of the Offer;

(c)

the Offeror shall acquire the Shareholder Shares and any Further Shareholder Shares pursuant to the Offer free of any lien, charge, option, equity or encumbrance of any nature whatsoever and together with all rights of any nature attaching to those shares; and

(d)

we undertake not to exercise our entitlement to receive any cash consideration (save for cash consideration paid for fractional shares, if any), which you may offer to the shareholders in Maersk Drilling in connection with the Offer.

5	VOTING RIGHTS

5.1	From the time the Offeror releases the Press Announcement announcing the Merger and until this undertaking lapses in accordance with paragraph 7, we irrevocably undertake that we shall:

(a)

Exercise the voting rights attached to the Shareholder Shares and any Further Shareholder Shares on a Relevant Resolution (as defined in paragraph 5.2) only in accordance with the Offeror’s directions;

(b)

exercise the rights attaching to the Shareholder Shares and any Further Shareholder Shares to requisition or join in requisitioning any general meeting of Maersk Drilling pursuant to the Danish Companies Act for the purposes of considering a Relevant Resolution; and

(c)

for the purpose of voting on a Relevant Resolution, execute any form of proxy or postal vote required by the Offeror appointing any person nominated by the Offeror to attend and vote at the relevant general meeting of Maersk Drilling (and shall not revoke the terms of any such proxy or postal vote whether in writing, by attendance or otherwise).

5.2	A Relevant Resolution means, unless such resolution relates to a Company Superior Proposal:

(a)

a resolution (whether or not amended) proposed at a general meeting of Maersk Drilling, or at an adjourned meeting, the passing of which is required to implement the Merger (including for the avoidance of doubt a resolution to (i) delist the shares of Maersk Drilling at a time when the Offer has been declared unconditional, but prior to ownership to the Shareholder Shares or the Further Shareholder Shares has been transferred to the Offeror and/or (ii) change the management of Maersk Drilling as agreed between Noble, Offeror and Maersk Drilling) or which, if not passed, might result in any condition of the Merger not being fulfilled or which might impede or frustrate the Merger in any way (including, for the avoidance of doubt, any resolution to approve any merger, demerger or other transaction in relation to Maersk Drilling which is proposed in competition with or which might frustrate the Merger);

(b)	a resolution to adjourn a general meeting of Maersk Drilling whose business includes the consideration of a resolution falling within paragraph 5.2(a); and

(c)	a resolution to amend a resolution falling within paragraph 5.2(a) or paragraph 5.2(b).

6	CONFIDENTIALITY

6.1	We acknowledge and irrevocably consent to:

(a)

the publication of the Press Announcement, and any other announcement of the Merger containing references to us solely in our capacity as the registered holder(s) of any of the Shareholder Shares or Further Shareholder Shares, or in which we have or will have (as the case may be) a beneficial interest;

(b)

the inclusion of references to factual information about the particulars of this irrevocable undertaking being set out in any announcement, circular, offer document, merger document, prospectus or equivalent document related to the Merger, the Offer or the Merger (as defined in the Business Combination Agreement); and

(c)	this irrevocable undertaking being published on a website, however only to the extent required by law, rules or regulation.

6.2

For the avoidance of doubt, other than as set out in paragraph 6.1(a) and 6.1(b) any announcement or statement referencing us in any capacity or to our parent company or our ultimate parent company, or the inclusion of any factual information about the particulars of this irrevocable undertaking in any document is not permitted without our prior written consent (not to be unreasonably withheld).

6.3	We further acknowledge that we are obliged to inform you after becoming aware that we will not be able to comply with the terms of this irrevocable undertaking or no longer intend to do so.

6.4

We understand that the information provided to us in relation to the Merger is given in confidence and must be kept confidential, save for discussions with and review by our advisors (such advisors to be subject to confidentiality not less strict than us) or as required by applicable law, rules or regulation, until the Press Announcement, a formal announcement pursuant to section 4 of the Danish Takeover Order and the Offer Document (as applicable) containing details of the Merger have been released or the information has otherwise become generally or publicly available. To the extent any of the information is inside information for the purposes of the EU Market Abuse Regulation (Regulation (EU) No 596/2014), we shall comply with the applicable restrictions in those enactments on dealing in securities and disclosing inside information.

7	LAPSE OF UNDERTAKING

7.1	This undertaking shall lapse if:

(a)	the Business Combination Agreement is terminated in accordance with its terms;

(b)	the Offeror announces that it does not intend to make or proceed with the Merger; or

(c)	the Offer lapses or is withdrawn and no new, revised or replacement Offer is announced, within 10 business days.

7.2

If this undertaking lapses, we shall have no claim against the Offeror, Noble or Maersk Drilling, and the Offeror, Noble and Maersk Drilling shall have no claim against us, save in respect of any prior breach thereof.

8	SPECIFIC PERFORMANCE

8.1

We agree that, if we fail to comply with any of the undertakings in paragraphs 3, 4 and/or 5 or breach any of our other obligations under this irrevocable undertaking, damages may not be an adequate remedy and accordingly the Offeror, Noble and Maersk Drilling shall each individually be entitled to seek the remedies of specific performance, injunction or other equitable relief.

9	MISCELLANEOUS

9.1

Our undertakings under this irrevocable undertaking are made to the benefit of Noble, TopCo and Maersk Drilling, and each of these parties may request and enforce our fulfilment of our obligations hereunder.

9.2

This irrevocable undertaking shall not oblige Noble, TopCo and Maersk Drilling to announce or proceed with or complete the Merger. Further, we acknowledge that none of the addressees of this irrevocable undertaking shall have any liability in respect of the obligations of any of the other addressees pursuant to this irrevocable undertaking.

9.3	This irrevocable undertaking may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.4

Amendments and supplements to this irrevocable undertaking as well as the waiver of any rights or obligations under this irrevocable undertaking shall only be valid if made in writing and signed by all the parties hereto. This also applies to any amendment to, or cancellation of, this written form clause.

9.5

If one or several provisions of this irrevocable undertaking should be or become invalid or unenforceable, the remaining provisions hereof shall not be affected thereby. In lieu of the invalid or unenforceable provision, such valid and enforceable provision shall apply, which corresponds as closely as possible to our commercial intention. The foregoing shall also apply to matters to which this irrevocable undertaking is silent.

10	GOVERNING LAW AND JURISDICTION

10.1	This irrevocable undertaking and any non-contractual obligations arising out of or in connection with this irrevocable undertaking shall be governed by and construed in accordance with Danish law.

10.2

Any dispute arising out of or in connection with this irrevocable undertaking (but not, for the avoidance of doubt, the Business Combination Agreement) whether on a contractual or non-contractual basis shall be finally settled by arbitration administrated by The Danish Institute of Arbitration in accordance with the rules of arbitration procedure adopted by The Danish Institute of Arbitration and in force at the time when such proceedings are commenced. The seat of arbitration shall be Copenhagen.

STRICTLY CONFIDENTIAL - LEGAL PRIVILEGE

10.3	The arbitral tribunal shall be composed of three arbitrators appointed by The Danish Institute of Arbitration of which one arbitrator shall be the Chairman of the arbitration tribunal.

10.4	The language to be used in the arbitral proceedings shall be English unless otherwise agreed upon by us, Noble, TopCo and Maersk Drilling.

10.5

We, Noble, TopCo and Maersk Drilling undertake and agree that all arbitral proceedings conducted with reference to this Clause 10 will be kept strictly confidential. This confidentiality undertaking shall cover the fact that arbitration has been initiated, all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the prior written consent of all Parties hereto. Notwithstanding the previous sentences in this clause, a Party shall not be prevented from disclosing such information in order to safeguard in the best possible way its rights vis-á-vis the other Party in connection with the dispute, or if the Party is obliged to so disclose pursuant to statute, regulation, a decision by an authority, a stock exchange, contract or similar.

[Signatures on the following pages]

Accepted by:

By a duly authorised	)
representative for an on behalf of	)
APMH Invest A/S	)
/s/ Martin Larsen
Signature
Name: Martin Larsen

By a duly authorised	)
representative for an on behalf of	)
APMH Invest A/S	)
/s/ Jan Nielsen
Signature
Name: Jan Nielsen

[Signature page to Irrevocable Undertaking]

Accepted by:

By a duly authorised	)
representative for an on behalf of	)
Noble Finco Limited	)
/s/ Matthew Brodie
Signature
Name: Matthew Brodie

By a duly authorised	)
representative for an on behalf of	)
Noble Finco Limited	)
/s/ Darren Ayling
Signature
Name: Darren Ayling

[Signature page to Irrevocable Undertaking]

Accepted by:

By a duly authorised	)
representative for an on behalf of	)
Noble Corporation	)
/s/ Robert W. Eifler
Signature
Name: Robert W. Eifler

By a duly authorised	)
representative for an on behalf of	)
Noble Corporation	)
/s/ William E. Turcotte
Signature
Name: William E. Turcotte

[Signature page to Irrevocable Undertaking]

Accepted by:

By a duly authorised	)
representative for an on behalf of	)
The Drilling Company of 1972 A/S	)
/s/ Jørn P. Madsen
Signature
Name: Jørn P. Madsen

By a duly authorised	)
representative for an on behalf of	)
The Drilling Company of 1972 A/S	)
/s/ Claus V. Hemmingsen
Signature
Name: Claus V. Hemmingsen

[Signature page to Irrevocable Undertaking]

Annex D

FORM OF TRANSACTION SUPPORT DEED

This TRANSACTION SUPPORT DEED (this “Deed”) is entered into as of November 10, 2021, by and among Noble Finco Limited, a private limited company formed under the laws of England and Wales (“Topco”), Noble Corporation, a Cayman Islands exempted company (“Parent”), The Drilling Company of 1972 A/S, a Danish public limited liability company (the “Company”), and the undersigned parties named in Schedule A hereto (each, a “Shareholder” and, collectively, the “Shareholders”). Each of Topco, Parent and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).

RECITALS

WHEREAS, on or about the date of this Deed, Topco, Parent, Noble Newco Sub Limited, a Cayman Islands exempted company and direct wholly owned subsidiary of Topco (“Merger Sub”), and the Company, will enter into a Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things, (i) Parent will merge with and into Merger Sub, with Merger Sub as the surviving company and, after giving effect to such merger, becoming a wholly-owned Subsidiary of Topco, and (ii) (x) Topco will make an exchange offer to the Company Shareholders to exchange their Company Shares for Topco Shares (the “Offer”), and (y) upon consummation of the Offer, if more than 90% of the Company Shares are tendered and accepted by Topco, a compulsory redemption under Danish Law of any Company Shares not exchanged pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, each Shareholder is the record or beneficial owner of the number of Parent Shares set forth opposite such Shareholder’s name on Schedule A hereto;

WHEREAS, in consideration for the benefits to be received by the Shareholders under the terms of the Business Combination Agreement and as a material inducement to Topco, Parent and the Company agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Shareholders agree to enter into this Deed and to be bound by the agreements, covenants and obligations contained in this Deed; and

WHEREAS, the Parties acknowledge and agree that Topco, Parent and the Company would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Shareholders entering into this Deed and agreeing to be bound by the agreements, covenants and obligations contained in this Deed.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties and Shareholders, each intending to be legally bound, hereby agree as follows:

1. Parent Shareholder Consents and Related Matters.

(a) Each of the Shareholders hereby irrevocably and unconditionally agrees to consent to and vote (or cause to be voted) the Parent Shares (excluding Parent Shares transferred in compliance with this Deed, the “Subject Shares”) in favour of all matters, actions and proposals contemplated by the Business Combination Agreement for which Parent Shareholder Approval is required. Without limiting the generality of the first sentence of this Section 1(a), prior to the Closing, each of the Shareholders shall vote (or cause to be voted) the Subject Shares against and withhold consent with respect to (A) any Parent Alternative Proposal or (B) any other matter, action or proposal that would reasonably be expected to result in (x) a breach of any of either Parent’s or Topco’s covenants, agreements or obligations under the Business Combination Agreement or (y) any of the conditions to the Offer set forth in Exhibit D to the Business Combination Agreement not being satisfied.

(b) Without limiting any other rights or remedies of the Company, each Shareholder hereby irrevocably and unconditionally appoints the Company or any individual designated by the Company as such Shareholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of such Shareholder, to attend on behalf of such Shareholder any meeting of the Parent Shareholders with respect to the matters described in Section 1(a) (including the Parent Meeting), to cause such Shareholder’s Subject Shares to be counted as present thereat in any computation for purposes of establishing a quorum at any such meeting of the Parent Shareholders, to vote (or cause to be voted) such Shareholder’s Subject Shares in favor of or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the Parent Shareholders or any action by written consent by the Parent Shareholders, in each case, in the event that such Shareholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

(c) The proxy granted by each Shareholder pursuant to Section 1(b) is coupled with an interest sufficient at law to support an irrevocable proxy and is granted in consideration for Topco, Parent and the Company entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by each Shareholder pursuant to Section 1(b) is also a durable proxy and shall survive the bankruptcy, insolvency, dissolution, death, incapacity or other inability to act by such Shareholder and shall hereby revoke any and all prior proxies granted by such Shareholder with respect to its Subject Shares. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Shares and a vote or consent by a Shareholder of the Subject Shares (or any other Person with the power to vote the Subject Shares) with respect to the matters in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(b) on any matter except those provided in Section 1(a). For the avoidance of doubt, each Shareholder may vote the Subject Shares on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Deed.

(d) Each Shareholder hereby irrevocably and unconditionally waives and agrees not to exercise or assert, or make any demand in respect of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Parent Merger, the Topco Share Issuance or any other transaction contemplated by the Business Combination Agreement that the Shareholder may have by virtue of, or with respect to, any outstanding Subject Shares owned of record or beneficially by the Shareholder.

(e) Each Shareholder further acknowledges that it is obliged to inform each of the Parties after becoming aware that it will not be able to comply with the terms of this Deed or no longer intends to do so.

(f) The Parties acknowledge that no Shareholder will be required to exercise any Penny Warrants or Parent Warrants.

2. Other Covenants and Agreements.

(a) Subject to Section 10(b) below, each Shareholder shall be bound by and subject to Section 7.13 (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Shareholder were directly party thereto. Without limiting the rights set forth in Section 4, each Shareholder shall be bound by and subject to the first sentence of Section 7.6(a) (No Solicitation by Parent) of the Business Combination Agreement to the same extent as such provisions apply to Parent, as if such Shareholder were directly party thereto.

(b) Each Shareholder acknowledges and agrees that Topco, Parent and the Company are entering into the Business Combination Agreement in reliance upon such Shareholder entering into this Deed and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Deed and but for such Shareholder entering into this Deed and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this

Deed, Topco, Parent and the Company would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.

3. Shareholder Representations and Warranties. Each Shareholder represents and warrants, severally and not jointly, to Topco, Parent and the Company as follows:

(a) Such Shareholder is an entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b) Such Shareholder has the full power, authority and right (free from any legal or other restrictions) and will at all times continue to have all relevant power and authority and the right, to execute and deliver this Deed, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Deed has been duly authorized by all necessary action on the part of such Shareholder. This Deed has been duly and validly executed and delivered by such Shareholder and constitutes a valid, legal and binding agreement of each Shareholder (assuming that this Deed is duly authorized, executed and delivered by Topco, Parent and the Company), enforceable against each Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Shareholder with respect to such Shareholder’s execution, delivery or performance of its covenants, agreements or obligations under this Deed (including, for the avoidance of doubt, those covenants, agreements and obligations under this Deed that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby and applicable to it, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of such Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(d) None of the execution or delivery of this Deed by such Shareholder, the performance by such Shareholder of any of its covenants, agreements or obligations under this Deed (including, for the avoidance of doubt, those covenants, agreements and obligations under this Deed that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of such Shareholder’s governing documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which such Shareholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which such Shareholder or any of its properties or assets is bound or (iv) result in the creation of any Lien upon such Shareholder’s Subject Shares, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of such Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e) Such Shareholder is the record or beneficial owner of its Subject Shares, free and clear of all Liens (other than transfer restrictions under applicable securities Law or the organizing or governing documents of Parent). Such Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Shares and, except as provided for in this clause (e) and except for this Deed and the Business Combination Agreement, such Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Shareholder to Transfer any of its Subject Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of its Subject Shares.

(f) There is no Proceeding pending or, to such Shareholder’s knowledge, threatened against such Shareholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of such Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Deed in any material respect.

(g) Such Shareholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, Topco, Parent and the Company and (ii) it has been furnished with or given access to such documents and information about Topco, Parent and the Company and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Deed and the transactions contemplated hereby.

(h) In entering into this Deed, such Shareholder has relied solely on its own investigation and analysis and the representations and warranties expressly set forth herein and no other representations or warranties of Topco, Parent or the Company (including, for the avoidance of doubt, none of the warranties set forth in the Business Combination Agreement) or any other Person, either express or implied, and such Shareholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth herein, none of Topco, Parent, the Company or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Deed or the transactions contemplated hereby.

4. Transfer of Subject Securities.

(a) Except as expressly contemplated by the Business Combination Agreement or this Deed, except with the prior written consent of each of the Parties (such consent to be given or withheld in each Party’s sole discretion) or to a Permitted Transferee (as defined below), from and after the date hereof, each Shareholder agrees not to (a) Transfer any of its Parent Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require such Shareholder to Transfer any of its Parent Shares or (ii) any voting trust, proxy or other Contract with respect to the rights attaining to, or Transfer, of any of its Parent Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b).

(b) Notwithstanding the limitations in clause (a), during the period ending on the earlier of (i) the date that is six months from the date hereof and (ii) the time of the Parent Shareholder Approval (such date, the “First Release Date”), each Shareholder may Transfer Parent Shares to the extent such Transfers do not result in such Shareholder, its related funds/accounts and/or its Permitted Transferees collectively holding less than 70.0% of the issued and outstanding Parent Shares held by such Shareholder and its related funds/accounts in the aggregate as of the date of this Deed.

(c) Notwithstanding the limitations in clauses (a) or (b), after the First Release date until the earlier of (i) the date that is ten months from the date hereof and (ii) the Acceptance Time, each Shareholder, its related funds/accounts and/or its Permitted Transferees shall be permitted to Transfer Parent Shares to the extent such Transfers do not result in such Shareholder, its related funds/accounts and/or its Permitted Transferees collectively holding less than 35.0% of the issued and outstanding Parent Shares held by such Shareholder and its related funds/accounts in the aggregate as of the date of this Deed.

(d) For purposes of this Deed, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise), and “Permitted Transferee” means any Person that enters into a transaction support agreement on substantially the same terms as the terms of this Deed with respect to such Subject Shares acquired by such Person from a Shareholder.

5. Termination. This Deed shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earliest of (a) the date that is ten months from the date hereof; (b) the Closing Date and (c) the termination of the Business Combination Agreement in accordance with its terms. Notwithstanding anything to the contrary, each Shareholder shall have the right to terminate this Deed if and to the extent that the Business Combination Agreement has been amended in a manner that materially and adversely affects the Shareholders (including, without limitation, a reduction of the economic benefits to the Shareholders contemplated thereby as of the date hereof or an extension of the End Date beyond the date (as such date may be extended) set forth in the Business Combination Agreement as of the date hereof. Upon termination of this Deed as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Deed. Notwithstanding the foregoing or anything to the contrary in this Deed, (i) the termination of this Deed pursuant to Section 5(c) shall not affect any liability on the part of any Party for a Willful and Material Breach of any covenant or agreement set forth in this Deed prior to such termination or for Fraud, (ii) the representations and warranties set forth in Sections 3(g) and (h) shall each survive any termination of this Deed, (iii) the first sentence of Section 2(a) (solely to the extent that it relates to Section 7.13 (Public Announcements) of the Business Combination Agreement) shall survive the termination of this Deed pursuant to Section 5(a), (iv) Section 5 to Section 14 shall survive termination of this Deed and (v) termination of this Deed shall not relieve any Party from liability for any breach of its obligations hereunder committed prior to such termination.

6. Fiduciary Duties. Notwithstanding anything in this Deed to the contrary, (a) no Shareholder makes any agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder or beneficial owner of its Parent Shares and not in any other capacity, (b) nothing herein will be construed to limit or affect any action or inaction by any Representative or Affiliate of such Shareholder serving as a member of the board of directors of Parent or as an officer, employee or fiduciary of Parent, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of Parent, (c) nothing in this Deed will obligate a Shareholder to (i) become a plaintiff in any litigation or other adversarial proceeding or (ii) incur any monetary obligation and (d) no Shareholder shall have any duty, whether a fiduciary duty, duty of confidentiality or otherwise, to any other Shareholder or any other Person, in each case, save for and subject to the obligations expressly set forth in this Deed.

7. No Recourse. Except for claims pursuant to the Business Combination Agreement by any party(ies) thereto against any other party(ies) thereto, each of the Parties and Shareholders agrees that (a) this Deed may be enforced only against, and any action for breach of this Deed may be made only against, the Shareholders, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Deed, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against Topco, Parent or the Company and (b) none of Topco, Parent or the Company shall have any liability arising out of or relating to this Deed, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Deed or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Deed, the negotiation hereof or the transactions contemplated hereby.

8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof) if applicable, e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by overnight or two-day courier, registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties or Shareholders as follows:

To the Shareholders:

[Shareholder]

[Address]

Telephone:

Email:

To the Company:

The Drilling Company of 1972 A/S

Lyngby Hovegade 85

2800 Kgs. Lyngby

Denmark

Attention: Klaus Kristensen

Email: klaus.kristensen@maerskdrilling.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

5 Aldermanbury Square

London, EC2V 7HR

United Kingdom

Attention: Will Pearce; Connie Milonakis

Telephone: +44 20 7418 1300

Email: will.pearce@davispolk.com; connie.milonakis@davispolk.com

To Topco or Parent:

Noble Corporation

13135 Dairy Ashford, Suite 800

Sugar Land, TX 77478

Attention: William Turcotte

Email: WTurcotte@noblecorp.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention: Sean T. Wheeler, P.C.; Debbie P. Yee, P.C.; Cephas Sekhar

Telephone: (713) 836-3600

Email: sean.wheeler@kirkland.com; debbie.yee@kirkland.com; cephas.sekhar@kirkland.com or to such other address as the Party or Shareholders to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

9. Process Agent. from the date of this Deed, Parent, the Company and the Shareholders shall at all times each maintain an agent for service of process and any other documents and proceedings in England or any other proceedings in connection with this Deed. Upon written request, such agent shall be notified from time to time in writing by Parent, the Company or the Shareholders to the other Parties, and any writ, judgment or other notice of legal proceedings shall be sufficiently served on Parent, the Company or any of the Shareholders, as applicable, if delivered to such Party’s agent at such address. This Section 9 does not affect any other method of service permitted by applicable Law.

10. Confidentiality

(a) Each Shareholder acknowledges and irrevocably consents to:

(i) the publication of any announcement of the transactions contemplated by the Business Combination Agreement containing references to such Shareholder solely in its capacity as the holder(s) of any of the Parent Shares;

(ii) the inclusion of references to factual information about the particulars of this Deed being set out in any announcement, circular, offer document, merger document, prospectus or equivalent document related to the transactions contemplated by the Business Combination Agreement; and

(iii) this Deed being published on a website, however only to the extent required by law, rules or regulation.

(b) Except as may be agreed among the applicable Shareholder, Topco, Parent and the Company prior to the announcement of the transactions contemplated by the Business Combination Agreement, none of Topco, Parent or the Company shall publicly disclose the name of Shareholder or any affiliate or investment advisor of Shareholder, or include the name of Shareholder or any affiliate or investment advisor of Shareholder in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent (including by e-mail) of the Shareholder or the person who serves as investment manager, adviser or sub-adviser, as applicable, of Shareholder (the “Investment Manager”), except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under stock exchange regulations, in which case Topco, Parent or the Company, as applicable, shall provide the Shareholder or its Investment Manager with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with the Shareholder or its Investment Manager regarding such disclosure.

11. Entire Agreement. This Deed, the Business Combination Agreement and documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Deed, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Deed, except as otherwise expressly provided in this Deed.

12. Amendments and Waivers; Assignment. Any provision of this Deed may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholders and the other Parties hereto. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Deed nor any of the rights, interests or obligations hereunder shall be assignable by any Shareholder without the prior written consent of Parent and the Company (to be withheld or given in its sole discretion) except to a Permitted Transferee to which Subject Shares are Transferred in accordance with the terms hereof.

13. Fees and Expenses. All fees and expenses incurred in connection with this Deed and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that Parent will pay the reasonable fees and expenses of each Shareholder.

14. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby upon, or available at law or in equity to, such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under the provisions of this Deed in accordance with their specific terms or otherwise breaches such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Deed and to enforce specifically the terms and provisions of this Deed, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Deed on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

15. No Third Party Beneficiaries. This Deed shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason of this Deed. Nothing in this Deed, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.

16. Several Obligations. The agreements, representations and obligations of the Shareholders under this Deed are, in all respects, several and not joint and several, and no Shareholder shall have any liability for any breach of this Deed by any other Shareholder.

17. Miscellaneous. Sections 1.3 (Interpretation), 10.4 (Counterparts; Effectiveness), 10.5 (Governing Law; Jurisdiction), and 10.10 (Severability) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Deed, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed and delivered this Transaction Support Deed as a deed as of the date first above written.

EXECUTED and DELIVERED as a Deed by NOBLE FINCO LIMITED acting by Matthew John Brodie, a director, in the presence of:

Signature:

Name:

Address:

Occupation:

[Signature Page to Transaction Support Deed]

EXECUTED and DELIVERED as a Deed by NOBLE CORPORATION acting by Robert W. Eifler and William E. Turcotte who, in accordance with the laws of the Cayman Islands, are acting under the authority of Noble Corporation

[Signature Page to Transaction Support Deed]

EXECUTED and DELIVERED as a Deed by THE DRILLING COMPANY OF 1972 A/S acting by Jørn Madsen and Claus Hemmingsen who, in accordance with the laws of Denmark, are acting under the authority of The Drilling Company of 1972 A/S:

[Signature Page to Transaction Support Deed]

EXECUTED and DELIVERED as a Deed for and on behalf of [SHAREHOLDERS] by its lawfully appointed attorney in the presence of:

Signature:

Name:

Address:

Occupation:

[Signature Page to Transaction Support Deed]

SCHEDULE A

Shareholder	Parent Shares

ANNEX E

DATED [●]

RELATIONSHIP AGREEMENT

between

NOBLE FINCO LIMITED

and

THE OTHER PARTIES

NAMED HEREIN

CONTENTS

CLAUSE

1.	Interpretation	E-1

2.	Commencement and duration	E-2

3.	Undertakings	E-2

4.	Termination	E-4

5.	Status of this Agreement	E-4

6.	Termination of Existing Relationship Agreement	E-4

7.	Assignment	E-5

8.	Entire agreement	E-5

9.	Counterparts	E-5

10.	Variation and waiver	E-5

11.	No partnership or agency	E-5

12.	Notices and consents	E-5

13.	Severance	E-6

14.	Rights of third-parties	E-7

15.	Inadequacy of damages	E-7

16.	Rights and remedies	E-7

17.	Governing law	E-7

18.	Jurisdiction	E-7

Schedules

Schedule 1		S-1

E-i

THIS AGREEMENT is dated [●]

BETWEEN:

(1)	Noble Finco Limited, a private limited liability company formed under the laws of England and Wales under number 12958050 whose registered office is at [●] (the “Topco”);

(2)	each of the entities listed in Schedule 1 (collectively, the “Existing Investor”);

(3)	APMH Invest A/S, a company incorporated in Denmark with registration number 36 53 38 46 and whose registered office is Esplanaden 50, 1263 Copenhagen, Denmark (“APMH Invest”); and

(4)	Noble Corporation, a Cayman Islands Exempted Company (“Nectar”)

Each of Topco, the Existing Investor and APMH Invest being a “Party” and together, the “Parties”.

WHEREAS:

(A)

Topco, Nectar, Noble Newco Sub Limited, a limited liability company incorporated under the laws of the Cayman Islands and direct wholly owned subsidiary of Topco (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company (the “Company”) are parties to that certain Business Combination Agreement dated as of November 10, 2021 (the “Business Combination Agreement”), providing for a business combination between Topco and Mercer (the “Business Combination”).

(B)	In connection with the Business Combination, the Existing Investor and APMH Invest will receive Ordinary Shares (as defined below) of Topco.

(C)	The Parties are entering into this Agreement for the purposes of Topco providing to APMH Invest and the Existing Investor, and each Party complying with, the respective undertakings set out herein.

THIS AGREEMENT WITNESSES as follows:

1.	Interpretation

1.1	The definitions and rules of interpretation in this clause 1 apply in this Agreement.

Applicable Law:	applicable laws, regulations, directives, statutes, subordinate legislation, common law and civil or commercial codes of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal and all codes of practice having force of law, statutory guidance and policy notes.

Articles:	the articles of association of Topco, as amended from time to time.

Board:	the board of directors of Topco from time to time.

Business Day:	a day other than a Saturday, Sunday or a day on which commercial banks located in New York, Copenhagen or London are required or authorized by law or executive order to be closed.

Companies Act:	the Companies Act 2006, as amended.

Director:	a director of Topco from time to time.

Nominated Director:	has the meaning given to that term in clause 3.1.

NYSE:	means the New York Stock Exchange.

Ordinary Shares:	means an A Ordinary Share as defined in the Articles.

Outstanding Ordinary Shares:	at any given time, the aggregate number of Ordinary Shares outstanding at such time (which, for the avoidance of doubt, does not include treasury shares), plus the aggregate number of Ordinary Shares issuable under any then outstanding option, warrant, convertible or exchangeable security, in each case with a nominal exercise or conversion price and without regard to any limitations on the exercisability, convertibility or exchangeability of any such security, including any beneficial ownership limitation.

Termination Date:	has the meaning given in clause 2.

1.2	Clause and paragraph headings shall not affect the interpretation of this Agreement.

1.3	References to clauses are to the clauses of this Agreement.

1.4

A reference to this Agreement or to any other agreement or document referred to in this Agreement is a reference to this Agreement or such other agreement or document as varied or novated in accordance with its terms from time to time.

1.5	Unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular.

1.6	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.
1.7	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.8	A reference to any Party shall include that Party’s successors.

1.9	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.10	A reference to writing or written includes email.

1.11

Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.12	A reference to a statute, statutory provision, code, regulation or rule is a reference to it as amended, extended, consolidated, replaced or re-enacted from time to time.

1.13	A reference to a legislative or regulatory provision, rule or code shall include all subordinate legislation, regulations, rules and codes made from time to time under that provision, rule or code.

1.14	Any obligation on a Party not to do something includes an obligation not to allow that thing to be done.

2.	Commencement and duration

This Agreement shall come into force on the Closing Date and shall continue in full force and effect until the date that this Agreement is terminated in accordance with clause 3.7 (the “Termination Date”).

3.	Undertakings

3.1	Topco undertakes to:

(a)

the Existing Investor that for so long as the Existing Investor holds, in aggregate: (i) no fewer than 20 percent (20%) of the Outstanding Ordinary Shares, the Existing Investor shall be entitled to nominate two directors to the Board (such persons to be communicated by the person who serves as investment manager, advisor or sub-advisor, as applicable, acting on behalf of the Existing Investor (the “Investment Manager”)); and (ii) fewer than 20 percent (20%) but no fewer than fifteen percent (15%) of the Outstanding Ordinary Shares, the Existing Investor shall be entitled to nominate one director to the Board (such person to be communicated by the Investment Manager); and

(b)

APMH Invest that for so long as APMH Invest holds, in aggregate: (i) no fewer than 20 percent (20%) of the Outstanding Ordinary Shares, APMH Invest shall be entitled to nominate two directors to the Board; or (ii) fewer than 20 percent (20%) but no fewer than fifteen percent (15%) of the Outstanding Ordinary Shares, APMH Invest shall be entitled to nominate one director to the Board, (such persons being “Nominated Directors”).

3.2

For so long as required pursuant to clause 3.1(a) or 3.1(b), as applicable, Topco shall take all actions necessary (including, without limitation, calling special meetings of the Board and the shareholders of Topco and recommending, supporting and soliciting proxies) to ensure that: (i) each Nominated Director is appointed to the Board as soon as reasonably practicable and is included in the Board’s slate of nominees to the shareholders of Topco for the election of directors of Topco and recommended by the Board at any meeting of shareholders called for the purpose of electing directors of Topco unless such recommendation would be inconsistent with the fiduciary duties of the directors or otherwise prohibited by Applicable Law, provided that Existing Investor or APMH, as applicable, shall be given reasonable opportunity to nominate a replacement or replacements or otherwise take action such that the recommendation is no longer inconsistent with the fiduciary duties of the directors; and (ii) when a Nominated Director is up for re-election, such Nominated Director is included in the proxy statement prepared by management of Topco in connection with Topco’s solicitation of proxies or consents in favor of the foregoing for every meeting of the shareholders of Topco called with respect to the election of members of the Board, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the shareholders of Topco or the Board with respect to the election of directors of Topco.

3.3	The Company’s obligation to formally appoint a Nominated Director in accordance with clause 3.1(a) or 3.1(b), as applicable, shall be subject to and conditional on that person:

(a)	meeting the independence standards of the NYSE with respect to Topco;

(b)	not being an employee of Topco or its Subsidiaries;

(c)	not being disqualified under the Companies Act or any other Applicable Law from being appointed as a Director; and

(d)	entering into a letter of appointment with the Company, or agreeing to adhere to rule of conduct, in each case consistent with those of other non-executive directors of the Company,

provided that at all times APMH Invest shall be permitted to nominate and have in office one Nominated Director in respect of whom the condition in clause 3.3(a) shall not apply, and the Company’s obligation to formally appoint such Nominated Director shall not be subject to and conditional upon such condition.

3.4

If a Nominated Director ceases to serve for any reason, the Existing Investor or APMH Invest shall, as applicable, subject to such Party being entitled to nominate such individual for election or appointment as a director of the Board pursuant to clause 3.1(a) or 3.1(b), as applicable, be entitled to designate and appoint or nominate such person’s successor in accordance with this Agreement and the Board shall promptly fill the vacancy with such successor Nominated Director.

3.5

If at any time the Existing Investor or APMH Invest is no longer entitled to nominate a particular Nominated Director pursuant to clause 3.1(a) or 3.1(b), as applicable, then upon receipt of a request from Topco to such Party or the applicable Nominated Director, such Nominated Director shall (and such Party shall, to the extent legally able to do so, cause such Nominated Director to) immediately tender his resignation as a Director to be effective immediately or at such later date agreed between the director and Topco.

3.6

Without prejudice to the Articles, the Company shall be entitled by notice in writing to the Investment Manager or APMH Invest, as applicable, to immediately terminate the appointment of any Nominated Director where:

(a)

he or she: (i) save as otherwise agreed at the time of appointment of the relevant Nominated Director and in respect of one of the APMH Invest Nominated Directors, ceases to meet the independence standards of the NYSE with respect to Topco; or (ii) is disqualified from acting as a director under the Companies Act or any other Applicable Law;

(b)

he or she is removed from office by the shareholders of the Company at a general meeting pursuant to section 168 of the Companies Act or is not re-elected as a director by the shareholders of the Company at an annual general meeting; or

(c)	Existing Investor or APMH Invest are obliged under clause 3.5 to cause the resignation of the relevant Nominee and such Nominee has not resigned with immediate effect.

4.	Termination

4.1

Without affecting any other right or remedy available to them, APMH Invest or the Existing Investor (acting by the Investment Manager) may terminate this Agreement on giving not less than five (5) Business Days’ written notice to Topco and the other Party, provided that such termination shall only be effective as to such terminating Investor.

4.2

Termination of this Agreement shall not affect any rights, remedies, obligations or liabilities of the Parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the Agreement which existed at or before the date of termination.

4.3

This Agreement will terminate automatically (i) on the Termination Date and (ii) with regard to either APMH Invest or the Existing Investor, the date on which it ceases to hold at least fifteen percent (15%) of the Outstanding Ordinary Shares.

4.4	This Agreement may be terminated upon the mutual written consent of Topco, APMH Invest and the Existing Investor.

5.	Status of this Agreement

5.1

If there is any inconsistency between any of the provisions of this Agreement and the Articles, the provisions of this Agreement shall prevail as between the Parties to the extent permitted by law and regulation.

5.2

For the avoidance of doubt, the obligations of each of the Parties under this Agreement shall be subject to all applicable legal and regulatory requirements and no Party shall be required to breach any such law, regulation, rule or code.

6.	Termination of Existing Relationship Agreement

6.1	Nectar and the Existing Investor each hereby severally, unconditionally and irrevocably acknowledges, confirms and agrees that:

(a)

The Relationship Agreement, dated as of February 5, 2021, by and between Noble Corporation and certain of the other parties thereto (the “Existing Relationship Agreement”) shall cease to have effect on and from and is terminated in its entirety with effect from Closing Date; and

(b)

all provisions of the Existing Relationship Agreement, including any which are expressly stated therein as surviving its termination, or which might otherwise have done so by implication, shall cease to have effect on and from the Closing date and are terminated in their entirety.

7.	Assignment

This Agreement is personal to the Parties and no Party shall assign, transfer, mortgage, charge, subcontract, declare a trust over or deal in any other manner with any of its rights and obligations under this Agreement.

8.	Entire agreement

This Agreement constitutes the entire agreement between the Parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to their subject matter.

9.	Counterparts

9.1

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one Agreement.

9.2

Transmission of an executed counterpart of this Agreement (but for the avoidance of doubt not just a signature page) by e-mail (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this Agreement. If either method of delivery is adopted, without prejudice to the validity of the Agreement thus made, each Party shall provide the other Parties with the original of such counterpart as soon as reasonably possible thereafter.

9.3	No counterpart shall be effective until each Party has executed and delivered at least one counterpart.

10.	Variation and waiver

10.1	No variation of this Agreement shall be effective unless it is made in writing and signed and delivered by the Parties (or their authorized representatives).

10.2	A waiver of any right or remedy under this Agreement or by law is only effective if it is given in writing and shall not be deemed a waiver of any subsequent right or remedy.

10.3

A failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy.

10.4	No single or partial exercise of such right or remedy provided under this Agreement or by law shall prevent or restrict any further exercise of that or any other right or remedy.

10.5	The rights and remedies provided in this Agreement are cumulative and do not exclude any rights or remedies provided by law except as otherwise expressly provided.

11.	No partnership or agency

11.1	Nothing in this Agreement is intended to, or shall be deemed to, establish any partnership between the Parties or constitute any Party the agent of another Party.

11.2	Each Party confirms it is acting on its own behalf and not for the benefit of any other person.

12.	Notices and consents

12.1

Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business

Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:

(a)	Topco

Address:	Noble Finco Limited
c/o Noble Corporation 13135 Dairy Ashford, Suite 800
Sugar Land, TX 77478

For the attention of:	William Turcotte

Email Address:	wturcotte@noblecorp.com

(b)	the Existing Investor

Address:	[●]

For the attention of:	[●]

Email Address:	[●]

(c)	APMH Invest

Address:	Esplanaden 50, 1263 Copenhagen, Denmark

For the attention of:	[●]

Email Address:	[●]

12.2

or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

12.3

From the date of this Agreement, Parent and the Company shall at all times each maintain an agent for service of process and any other documents and proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be notified from time to time in writing by Parent or the Company to the other parties, and any writ, judgment or other notice of legal proceedings shall be sufficiently served on Parent or the Company, as applicable, if delivered to such party’s agent at such address. This Section 11.3 does not affect any other method of service permitted by applicable Law.

13.	Severance

13.1

If any provision or part-provision of this Agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this Agreement.

13.2

If any provision or part-provision of this Agreement is deemed deleted under clause 13.1, the Parties shall negotiate in good faith to agree a replacement provision that, to the greatest extent possible, achieves the intended commercial result of the original provision. Any such amendment will be made in accordance with clause 10.

14.	Rights of third-parties

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Deed.

15.	Inadequacy of damages

Without prejudice to any other rights or remedies that APMH Invest or the Existing Investor may have, the Parties acknowledge and agree that damages alone would not be an adequate remedy for any breach of the terms of clause 3 by Topco. Accordingly, the APMH Invest and the Existing Investor shall be entitled to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of clause 3 of this Agreement.

16.	Rights and remedies

Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

17.	Governing law

This Agreement and the rights and obligations of the parties including all non-contractual obligations arising under or in connection with this Agreement shall be governed by and construed in accordance with the laws of England and Wales.

18.	Jurisdiction

The Parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any claim, dispute or difference arising out of or in connection with this Agreement and/or any non-contractual obligation arising in connection with this Agreement.

This Agreement has been entered into and delivered on the date stated at the beginning of it.

Schedule 1

Investor

Executed by [●] acting by [●].

[●]

[Signature Page to Relationship Agreement]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

[ ],
as investment manager, adviser or sub-adviser on behalf of each person identified on Schedule 1 hereto

By:
Name:
Title:

[Signature Page to Relationship Agreement]

Noble Corporation

By:
Name:
Title:

[Signature Page to Relationship Agreement]

APMH Invest A/S

By:
Name:
Title:

[Signature Page to Relationship Agreement]

ANNEX F

FORM OF REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (including all exhibits hereto and as may be amended, supplemented or amended and restated from time to time in accordance with the terms hereof, this “Agreement”) is made and entered into as of [•], 2022 by and among Noble Finco Limited, a private limited company formed under the laws of England and Wales (the “Company”), and the Holders (as defined below) of Company Ordinary Shares (as defined below) listed on Schedule I hereto. The Company and the Holders are referred to herein collectively as the “Parties” and each, individually, a “Party.” Capitalized terms used herein have the meanings set forth in Section 1.

WITNESSETH:

WHEREAS, on the date hereof (the “Closing Date”), the Company has consummated the transactions contemplated by that certain Business Combination Agreement, dated as of November 10, 2021 (the “Business Combination Agreement”), by and among the Company, Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling”), pursuant to which, (i) Noble merged with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of the Company, and (ii) (x) the Company completed a voluntary tender exchange offer to the shareholders of Maersk Drilling to exchange their shares in Maersk Drilling for Company Ordinary Shares and (y) if more than 90% of the issued and outstanding Maersk Drilling shares are acquired by the Company, the Company will redeem any shares in Maersk Drilling not exchanged in such offer (such transactions, collectively, the “Business Combination”);

WHEREAS, in connection with the Business Combination, the Company has issued Company Ordinary Shares to the Holders; and

WHEREAS, the Holders and the Company desire to enter into this Agreement to provide the Holders with certain rights relating to the registration of the resale of certain Registrable Securities (as defined below).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, and intending to be legally bound, the Parties agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405.

“beneficially owned”, “beneficial ownership” and similar phrases have the same meanings as such terms have under Rule 13d-3 (or any successor rule then in effect) promulgated under the Exchange Act, except that in calculating the beneficial ownership of any Holder, such Holder shall be deemed to have beneficial ownership of all securities that such Holder has the right to acquire, whether such right is currently exercisable or is exercisable upon the occurrence of a subsequent event or passage of time.

“Board of Directors” means the board of directors or any committee thereof (or any comparable successor governing body) of the Company.

“Bought Deal” has the meaning set forth in Section 2(a)(v).

“Business Combination” has the meaning set forth in the Recitals.

“Business Combination Agreement” has the meaning set forth in the Recitals.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York, New York.

“Capital Stock” means with respect to a corporation, any and all shares, interests or equivalents of capital stock of such corporation (whether voting or nonvoting and whether common or preferred) and any and all options, warrants and other securities that at such time are convertible into, or exchangeable or exercisable for, any such shares, interests or equivalents (including, without limitation, any note or debt security convertible into or exchangeable for Company Ordinary Shares).

“Closing Date” has the meaning set forth in the Recitals.

“Commission” means the Securities and Exchange Commission or any other federal agency then administering the Securities Act or Exchange Act.

“Company” has the meaning set forth in the Preamble.

“Company Ordinary Shares” means the ordinary shares, each with a par value of $0.00001 per share, of the Company.

“Covered Notice” has the meaning set forth in Section 3(x).

“Demand Notice” has the meaning set forth in Section 2(b)(i).

“Demand Registration” has the meaning set forth in Section 2(b)(i).

“Demand Registration Statement” has the meaning set forth in Section 2(b)(i).

“Demand Request” has the meaning set forth in Section 2(b)(i).

“Due Diligence Information” has the meaning set forth in Section 3(p).

“Effectiveness Period” has the meaning set forth in Section 2(b)(iv).

“End of Suspension Notice” has the meaning set forth in Section 2(e).

“Equity Securities” has the meaning set forth in Section 5(b).

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Registration Rights Agreements” means (i) that certain Registration Rights Agreement, dated as of February 5, 2021, by and among Noble and the Noble shareholders party thereto, as amended by that certain Joinder and Assumption Agreement, dated as of the date hereof, by the Company, and (ii) that certain Registration Rights Agreement, dated as of April 15, 2021, by and among Noble and the Nectar shareholders party thereto, as amended by that certain Joinder and Assumption Agreement, dated as of the date hereof, by the Company.

“FINRA” means the Financial Industry Regulatory Authority or any successor regulatory authority agency.

“Form S-1 Shelf” has the meaning set forth in Section 2(a)(i).

“Form S-3 Shelf” has the meaning set forth in Section 2(a)(i).

“Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405.

“Holdback Period” has the meaning set forth in Section 5(b).

“Holder” and “Holder of Registrable Securities” means each Person that is party to this Agreement on the date hereof and any Person who hereafter becomes a party to this Agreement pursuant to Section 7(g) of this Agreement. A Person shall cease to be a Holder hereunder at such time as it ceases to beneficially own any Registrable Securities.

“Holder Indemnified Persons” has the meaning set forth in Section 6(a).

“Holders of a Majority of Included Registrable Securities” means Holders of a majority of the Registrable Securities included in a Demand Registration or an Underwritten Shelf Takedown, as applicable. For the avoidance of doubt, only Registrable Securities held by Persons who are party to this Agreement as of the date hereof or who thereafter execute a joinder in accordance with Section 7(g) shall be considered in calculating a majority of the Registrable Securities.

“Holders of a Majority of Registrable Securities” means Holders of a majority of the Registrable Securities. For the avoidance of doubt, only Registrable Securities held by Persons who are party to this Agreement as of the date hereof or who thereafter execute a joinder in accordance with Section 7(g) shall be considered in calculating a majority of the Registrable Securities.

“Indemnified Persons” has the meaning set forth in Section 6(b).

“indemnifying party” has the meaning set forth in Section 6(c).

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus”, as defined in Rule 433, relating to an offer of the Registrable Securities.

“Lock-Up Agreement” has the meaning set forth in Section 5(a).

“Losses” has the meaning set forth in Section 6(a).

“Maersk Drilling” has the meaning set forth in the Recitals.

“Maximum Offering Size” has the meaning set forth in Section 2(a)(vi).

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“Merger Sub” has the meaning set forth in the Recitals.

“National Securities Exchange” has the meaning set forth in the Existing Registration Rights Agreements.

“Noble” has the meaning set forth in the Recitals.

“Opt-Out Election” has the meaning set forth in Section 3(x).

“Other Registrable Securities” means (a) Company Ordinary Shares (including Company Ordinary Shares beneficially owned as a result of, or issuable upon, the conversion, exercise or exchange of any other Capital Stock), (b) any securities issued or issuable with respect to, on account of or in exchange for Company Ordinary Shares, whether by stock split, stock dividend, recapitalization, merger, consolidation or other reorganization, charter amendment or otherwise, (c) any options, warrants or other rights to acquire Company Ordinary Shares, and (d) any securities received as a dividend or distribution in respect of any of the securities described in clauses (a) and (b) above, in each case beneficially owned by any other Person who has rights to participate in the applicable offering of securities by the Company pursuant to a registration rights agreement or other similar arrangement (other than this Agreement) with the Company relating to the Company Ordinary Shares; provided that in the case of an Underwritten Shelf Takedown or an Underwritten Demand, Other Registrable Securities shall be limited to the securities of the class and series being offered in such Underwritten Shelf Takedown or Demand Registration.

“Parties” and “Party” have the meanings set forth in the Preamble.

“PDF” means portable document format (.pdf).

“Person” means any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, any government or governmental department or agency (or political subdivision thereof), or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.

“Piggyback Eligible Holders” has the meaning set forth in Section 2(c)(i).

“Piggyback Notice” has the meaning set forth in Section 2(c)(i).

“Piggyback Offering” has the meaning set forth in Section 2(c)(i).

“Piggyback Registration” has the meaning set forth in Section 2(c)(i).

“Piggyback Request” has the meaning set forth in Section 2(c)(i).

“Proceeding” means any action, claim, suit, proceeding or investigation (including a preliminary investigation or partial proceeding, such as a deposition) pending or known to the Company to be threatened.

“Prospectus” means the prospectus or prospectuses included in any Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), all amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus or prospectuses.

“Public Offering” means any sale or distribution to the public of Capital Stock of the Company pursuant to an offering registered under the Securities Act, whether by the Company, by Holders and/or by any other holders of the Company’s Capital Stock.

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“Qualified Holder” means, on any date, one or more Holders who, together with their Affiliates, beneficially own in the aggregate at least 10% of the Company Ordinary Shares constituting those Registrable Securities issued on the date hereof.

“Questionnaire” has the meaning set forth in Section 2(a)(ii).

“Registrable Securities” means (a) the Company Ordinary Shares received by Holders pursuant to the Business Combination Agreement or Company Ordinary Shares otherwise acquired (including, for the avoidance of doubt, in the open market or other purchases) or held (or deemed to be held by) Holders that are on the date hereof or subsequently become Affiliates of the Company and (b) any securities issued or issuable with respect to, on account of or in exchange for the securities referred to in clause (a), whether by way of split, dividend, distribution, combination, recapitalization, merger, consolidation or other reorganization, charter amendment or otherwise (it being understood that, for purposes of this Agreement, a Person shall be deemed to be a Holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected), in each case that are beneficially owned on or after the date hereof by the Holders and their Affiliates or any transferee or assignee of any Holder or its Affiliates after giving effect to a transfer made in compliance with Section 7(g), all of which securities are subject to the rights provided herein until such rights terminate pursuant to the provisions of this Agreement. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) a Registration Statement registering such Registrable Securities under the Securities Act has been declared effective and such Registrable Securities have been sold, transferred or otherwise disposed of by the Holder thereof pursuant to such effective Registration Statement, (ii) such Registrable Securities are sold, transferred or otherwise disposed of pursuant to Rule 144 and such Registrable Securities are thereafter freely transferable by such recipient (without limitations on volume) without registration under the Securities Act, (iii) such Registrable Securities cease to be outstanding, or (iv) such Registrable Securities are eligible for sale pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1).

“Registration Expenses” means, without limitation, (i) all registration, qualification and filing fees and expenses (including fees and expenses (A) of the Commission or FINRA, (B) incurred in connection with the listing of the Registrable Securities on the Trading Market, and (C) in compliance with applicable state securities or “Blue Sky” laws (including reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities as may be set forth in any underwriting agreement)); (ii) expenses in connection with the preparation, printing, mailing and delivery of any registration statements, prospectuses and other documents in connection therewith and any amendments or supplements thereto (including expenses of printing certificates for the Company’s Registrable Securities and printing prospectuses); (iii) analyst or investor presentation or road show expenses of the Company; (iv) messenger, telephone and delivery expenses; (v) reasonable fees and disbursements of counsel (including any local counsel), auditors and accountants for the Company (including the expenses incurred in connection with “comfort letters” required by or incident to such performance and compliance); (vi) the reasonable fees and disbursements of underwriters to the extent customarily paid by issuers or sellers of securities (including, if applicable, the fees and expenses of any “qualified independent underwriter” (and its counsel)) that is required to be retained in accordance with the rules and regulations of FINRA and the other reasonable fees and disbursements of underwriters (including reasonable fees and disbursements of counsel for the underwriters) in connection with any FINRA qualification; (vii) fees and expenses of any special experts retained by the Company; (viii) Securities Act liability insurance, if the Company so desires such insurance; (ix) fees and expenses payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies; (x) internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties); and (xi) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering. In addition, the Company shall be responsible for all of its expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including expenses payable to third parties and including all salaries and expenses of the Company’s officers

F-5

and employees performing legal or accounting duties), the expense of any annual audit and any underwriting fees, discounts, selling commissions and stock transfer taxes and related legal and other fees applicable to securities sold by the Company and in respect of which proceeds are received by the Company.

“Registration Statement” means any registration statement of the Company filed with or to be filed with the Commission under the Securities Act and other applicable law, including an Automatic Shelf Registration Statement, and including any Prospectus, amendments and supplements to each such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Related Party” has the meaning set forth in Section 7(q).

“Representatives” means, with respect to any Person, such Person’s directors, officers, members, partners, limited partners, general partners, shareholders, subsidiaries, managed accounts or funds, managers, management company, investment manager, affiliates, principals, employees, agents, investment bankers, attorneys, accountants, advisors, consultants, fund advisors, financial advisor and other professionals of such Person, in each case, in such capacity, serving on or after the date of this Agreement.

“road show” has the meaning set forth in Section 6(a).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 158” means Rule 158 promulgated by the Commission pursuant to the Securities Act, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 405” means Rule 405 promulgated by the Commission pursuant to the Securities Act, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 433” means Rule 433 promulgated by the Commission pursuant to the Securities Act, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses” means all underwriting fees, discounts, brokerage fees, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and related legal and other fees (including, without limitation, fees and disbursements of counsel) of a Holder, other than those listed in the definition of Registration Expenses or those payable by the Company in accordance with the Clause 7.21 of the Business Combination Agreement.

“Shelf Period” has the meaning set forth in Section 2(a)(i).

“Shelf Registrable Securities” has the meaning set forth in Section 2(a)(v).

“Shelf Registration” means the registration of an offering of Registrable Securities on a Form S-1 Shelf or a Form S-3 Shelf (or the then appropriate form), as applicable, on a delayed or continuous basis under Rule 415, pursuant to Section 2(a)(i).

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“Shelf Registration Statement” has the meaning set forth in Section 2(a)(i).

“Shelf Takedown Notice” has the meaning set forth in Section 2(a)(v).

“Shelf Takedown Request” has the meaning set forth in Section 2(a)(v).

“Subsidiary” means, when used with respect to any Person, any corporation or other entity, whether incorporated or unincorporated, (a) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (b) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other governing body performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Suspension Event” has the meaning set forth in Section 2(e).

“Suspension Notice” has the meaning set forth in Section 2(e).

“Suspension Period” has the meaning set forth in Section 2(e).

“Trading Market” means the principal National Securities Exchange in the United States on which Registrable Securities are (or are to be) listed.

“Underwritten Demand” means a Demand Registration conducted as an underwritten Public Offering.

“Underwritten Shelf Takedown” has the meaning set forth in Section 2(a)(iv).

“WKSI” means a “well known seasoned issuer” as defined under Rule 405.

2. Registration.

(a) Shelf Registration.

(i) Filing of Shelf Registration Statement. As promptly as practicable after the Closing Date, and in any event within thirty (30) days following the Closing Date if the Company is then eligible to use Form S-3 or sixty (60) days following the Closing Date if the Company is not then eligible to use Form S-3, the Company shall file a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”) or Form S-1 (the “Form S-1 Shelf” and, together with the Form S-3 Shelf, the “Shelf Registration Statement”), as applicable, covering the resale of all Registrable Securities beneficially owned as of the date of filing such Shelf Registration Statement by the Holders on a delayed or continuous basis. If the Company files a Form S-1 Shelf, then as soon as reasonably practicable after the Company becomes eligible to use Form S-3 with respect to the registration of the Registrable Securities, the Company shall convert the Form S-1 Shelf to a Form S-3 Shelf (or other appropriate short form registration statement then permitted by the Commission’s rules and regulations) covering the resale of all Registrable Securities beneficially owned as of the date of filing such Shelf Registration Statement by the Holders (which shall be an Automatic Shelf Registration Statement if the Company is a WKSI and otherwise eligible to use such Automatic Shelf Registration Statement). Subject to the terms of this Agreement, including any applicable Suspension Period, the Company shall use commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act as promptly as practicable following the filing of the Shelf Registration Statement. The Company shall use commercially reasonable efforts to keep such Shelf Registration Statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such Registration Statement cease to be Registrable Securities,

F-7

including, to the extent a Form S-1 Shelf is converted to a Form S-3 Shelf and the Company thereafter becomes ineligible to use Form S-3, by using commercially reasonable efforts to file a Form S-1 Shelf or other appropriate form specified by the Commission’s rules and regulations as promptly as reasonably practicable after the date of such ineligibility and using its commercially reasonable efforts to have such Shelf Registration Statement declared effective as promptly as reasonably practicable after the filing thereof (the period during which the Company is required to keep the Shelf Registration Statement continuously effective under the Securities Act in accordance with this clause (i), the “Shelf Period”). For so long as any Registrable Securities covered by any Form S-1 Shelf remain unsold, the Company will file any supplements to the Prospectus or post-effective amendments required to be filed by applicable law in order to incorporate or include into such Prospectus any Current Reports on Form 8-K necessary or required to be filed by applicable law, any Quarterly Reports on Form 10-Q or any Annual Reports on Form 10-K filed by the Company with the Commission, or any other information necessary so that (x) such Form S-1 Shelf shall not include any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein not misleading, and (y) the Company complies with its obligations under Item 512(a)(1) of Regulation S-K. The Company shall promptly notify the Holders named in the Shelf Registration Statement via e-mail to the addresses set forth on Schedule I hereof of the effectiveness of a Shelf Registration Statement. The Company shall file a final Prospectus in respect of such Shelf Registration Statement with the Commission to the extent required by Rule 424. The “Plan of Distribution” section of such Shelf Registration Statement shall include a plan of distribution, which includes the means of distribution substantially in the form set forth in Exhibit B hereto.

(ii) Holder Information. Notwithstanding any other provision hereof, no Holder of Registrable Securities shall be entitled to include any of its Registrable Securities in any Shelf Registration Statement pursuant to this Agreement unless and until such Holder agrees in writing to be bound by all of the provisions of this Agreement applicable to such Holder, and the Holder furnishes to the Company a fully completed notice and questionnaire in a reasonable and customary form provided by counsel to the Company (the “Questionnaire”) and such other information in writing as the Company may reasonably request in writing for use in connection with the Shelf Registration Statement or Prospectus included therein and in any application to be filed with or under state securities laws. In order to be named as a selling shareholder in the Shelf Registration Statement at the time it is first made available for use, a Holder must furnish the completed Questionnaire and such other information that the Company may reasonably request in writing, if any, to the Company in writing no later than the fifth (5th) Business Day prior to the targeted initial filing date; provided that any holder providing a completed Questionnaire within that time period may provide updated information regarding such Holder’s beneficial ownership and the number of Registrable Securities requested to be included up to the fifth (5th) Business Day prior to the effective date of the Shelf Registration Statement. Each Holder as to which any Shelf Registration is being effected agrees to furnish to the Company as promptly as practicable all information with respect to such Holder necessary to make the information previously furnished to the Company by such Holder not materially misleading.

(iii) Supplements. From and after the effective date of the Shelf Registration Statement, upon receipt of a completed Questionnaire and such other information that the Company may reasonably request in writing, if any, the Company will use its commercially reasonable efforts to file as promptly as reasonably practicable, but in any event on or prior to the tenth (10th) Business Day after receipt of such information (or, if a Suspension Period is then in effect or initiated within five (5) Business Days following the date of receipt of such information, the tenth (10th) Business Day following the end of such Suspension Period) either (i) if then permitted by the Securities Act or the rules and regulations thereunder (or then-current Commission interpretations thereof), a supplement to the Prospectus contained in the Shelf Registration Statement naming such Holder as a selling shareholder and containing such other information as necessary to permit such Holder to deliver the Prospectus to purchasers of the Holder’s Registrable Securities, or (ii) if it is not then permitted under the Securities Act or the rules and regulations thereunder (or then-current Commission interpretations thereof) to name such Holder as a selling shareholder in a supplement to the Prospectus, a post-effective amendment to the Shelf Registration Statement or an additional Shelf Registration Statement as necessary for such Holder to be named as a selling shareholder in the Prospectus contained therein to permit such Holder to deliver the

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Prospectus to purchasers of the Holder’s Registrable Securities (subject, in the case of either clause (i) or clause (ii), to the Company’s right to delay filing or suspend the use of the Shelf Registration Statement as described in Section 2(e) hereof). If the Company is not eligible to add additional selling shareholders by means of a prospectus supplement, notwithstanding the foregoing, the Company shall not be required to file more than one (1) post-effective amendment or additional Shelf Registration Statements in any fiscal quarter for all Holders pursuant to this Section 2(a)(iii); provided that the foregoing limitation shall not apply if the Registrable Securities to be added represent beneficial ownership of more than $10 million of the Company Ordinary Shares (as determined in good faith by the Company to the extent the Company Ordinary Shares are not then listed on a National Securities Exchange). If the Company is eligible to add additional selling shareholders by means of a prospectus supplement, notwithstanding the foregoing, the Company shall not be required to file more than two (2) prospectus supplements for all Holders pursuant to this Section 2(a)(iii) in any fiscal quarter; provided that the foregoing limitation shall not apply if the Registrable Securities to be added represent beneficial ownership of more than $10 million of the Company Ordinary Shares (as determined in good faith by the Company to the extent the Company Ordinary Shares are not then listed on a National Securities Exchange).

(iv) Underwritten Shelf Takedown. At any time during the Shelf Period (subject to any Suspension Period), any one or more Holders of Registrable Securities may request to sell all or any portion of their Registrable Securities in an underwritten Public Offering that is registered pursuant to the Shelf Registration Statement (each, an “Underwritten Shelf Takedown”); provided, that, and subject to Section 2(a)(vii) below, the Company shall not be obligated to effect (x) an Underwritten Shelf Takedown for any Registrable Securities other than Company Ordinary Shares; (y) more than four (4) Underwritten Shelf Takedowns (together with any Demand Registrations) in aggregate; or (z) any Underwritten Shelf Takedown if the aggregate proceeds expected to be received from the sale of the Registrable Securities requested to be sold in such Underwritten Shelf Takedown, in the good faith judgment of the managing underwriter(s) therefor, is less than $20,000,000 as of the date the Company receives a Shelf Takedown Request.

(v) Notice of Underwritten Shelf Takedown. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company (the “Shelf Takedown Request”). In addition to providing the information required pursuant to Section 2(d) of this Agreement, each Shelf Takedown Request shall specify the approximate number of Company Ordinary Shares to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. Subject to Section 2(e) below, after receipt of any Shelf Takedown Request, the Company shall give written notice (the “Shelf Takedown Notice”) of such requested Underwritten Shelf Takedown (which notice shall state the material terms of such proposed Underwritten Shelf Takedown, to the extent known) to all other Holders of Registrable Securities that have Registrable Securities registered for sale under a Shelf Registration Statement (“Shelf Registrable Securities”). Such notice shall be given not more than ten (10) Business Days and not less than five (5) Business Days, in each case prior to the expected date of commencement of marketing efforts for such Underwritten Shelf Takedown. Subject to Section 2(a)(vi), the Company shall include in such Underwritten Shelf Takedown all Shelf Registrable Securities that are Company Ordinary Shares with respect to which the Company has received written requests for inclusion therein within (x) in the case of a “bought deal” or “overnight transaction” (a “Bought Deal”), two (2) Business Days; or (y) in the case any other Underwritten Shelf Takedown, five (5) Business Days, in each case after the giving of the Shelf Takedown Notice. For the avoidance of doubt, the Company shall not be required to provide a Shelf Takedown Notice with respect to a Public Offering utilizing a Shelf Registration Statement other than an Underwritten Shelf Takedown, and Holders shall not have rights to participate therein under this Section 2(a)(v).

(vi) Priority of Registrable Securities. If the managing underwriters for such Underwritten Shelf Takedown advise the Company and the Holders of Shelf Registrable Securities proposed to be included in such Underwritten Shelf Takedown that in their reasonable view the number of Shelf Registrable Securities proposed to be included in such Underwritten Shelf Takedown exceeds the number of Shelf Registrable Securities which can be sold in an orderly manner in such offering within a price range acceptable to the Holders of a Majority of Included Registrable Securities requested to be included in the Underwritten Shelf Takedown (the “Maximum

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Offering Size”), then the Company shall promptly give written notice to all Holders of Shelf Registrable Securities proposed to be included in such Underwritten Shelf Takedown of such Maximum Offering Size, and shall include in such Underwritten Shelf Takedown the number of Shelf Registrable Securities which can be so sold in the following order of priority, up to the Maximum Offering Size: (A) first, the Shelf Registrable Securities requested to be included in such Underwritten Shelf Takedown by the Holders of such Shelf Registrable Securities, allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Holders on the basis of the number of Shelf Registrable Securities requested to be included therein by each such Holder, (B) second, any securities proposed to be offered by the Company and (C) third, Other Registrable Securities requested to be included in such Underwritten Shelf Takedown to the extent permitted hereunder, allocated, if necessary for the offering not to exceed the Maximum Offering Size, in priority as may be determined by the Company and the holders of such Other Registrable Securities.

(vii) Restrictions on Timing of Underwritten Shelf Takedowns. The Company shall not be obligated to effect an Underwritten Shelf Takedown (A) within ninety (90) days (or such longer period specified in any applicable lock-up agreement entered into with underwriters) after the “pricing” of a previous Underwritten Shelf Takedown or Demand Registration, the “pricing” of a Company-initiated Public Offering or the “pricing” of an “Underwritten Shelf Takedown” or “Demand Registration” (pursuant to, and as such terms are defined in, the Existing Registration Rights Agreements) or (B) within sixty (60) days prior to the Company’s good faith estimate of the date of filing of a Company-initiated registration statement.

(viii) Selection of Bankers and Counsel. The Holders of a Majority of Included Registrable Securities requested to be included in an Underwritten Shelf Takedown shall have the right to: (A) select the investment banker(s) and manager(s) to administer the offering (which shall consist of one (1) or more reputable nationally recognized investment banks, subject to the Company’s approval (which shall not be unreasonably withheld, conditioned or delayed)) and one (1) firm of legal counsel to represent all of the Holders (along with one (1) local counsel, to the extent reasonably necessary, for any applicable jurisdiction), in connection with such Underwritten Shelf Takedown, and (B) determine the price at which the Registrable Securities are to be sold and the underwriting commissions, discounts and fees for the Registrable Securities included in such Underwritten Shelf Takedown; provided that the Company shall select such investment banker(s), manager(s) and counsel (including local counsel) if such Holders of a Majority of Included Registrable Securities cannot so agree on the same within a reasonable time period.

(ix) Withdrawal from Registration. Any Holder whose Registrable Securities were to be included in any such registration pursuant to Section 2(a) may elect to withdraw any or all of its Registrable Securities therefrom, without liability to any of the other Holders and without prejudice to the rights of any such Holder or Holders to include Registrable Securities in any future registration (or registrations), by written notice to the Company delivered prior to the “pricing” date of the relevant Underwritten Shelf Takedown; provided, however, that upon withdrawal by a majority-in-interest of the Holders whose Registrable Securities were to be included in any registration pursuant to Section 2(a), the Company shall be permitted to terminate such Underwritten Shelf Takedown and the request for such registration shall constitute a request for an Underwritten Shelf Takedown for purposes of Section 2(a)(iv), unless the withdrawing Holder or Holders reimburse the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (if there is more than one withdrawing Holder, the reimbursement amount shall be allocated among such Holders on a pro rata basis based on the respective number of Registrable Securities that each withdrawing Holder had requested be included in such Underwritten Shelf Takedown relative to the other withdrawing Holders).

(x) WKSI Filing. Upon the Company first becoming a WKSI and otherwise being eligible to use an Automatic Shelf Registration Statement for such purposes, if requested by a Qualified Holder with securities registered on an existing Shelf Registration Statement, the Company will convert such existing Shelf Registration Statement to an Automatic Shelf Registration Statement.

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(b) Demand Registration.

(i) If the Company (i) is in violation of its obligation to file a Shelf Registration Statement pursuant to Section 2(a) or (ii) following the effectiveness of the Shelf Registration Statement contemplated by Section 2(a), thereafter ceases to have an effective Shelf Registration Statement during the Shelf Period (other than during any Suspension Period), subject to the terms and conditions of this Agreement (including Section 2(b)(iii)), upon written notice to the Company (a “Demand Request”) delivered by a Qualified Holder requesting that the Company effect the registration (a “Demand Registration”) under the Securities Act of any or all of the Registrable Securities beneficially owned by such Qualified Holder, the Company shall give a notice of the receipt of such Demand Request (a “Demand Notice”) to all other Holders of Registrable Securities (which notice shall state the material terms of such proposed Demand Registration, to the extent known). Such Demand Notice shall be given not more than ten (10) Business Days and not less than five (5) Business Days, in each case prior to the expected date of the public filing of the registration statement (the “Demand Registration Statement”) for such Demand Registration. Subject to the provisions of Section 2(a)(iv) through (vii) and Section 2(e) below, the Company shall include in such Demand Registration all Registrable Securities that are Company Ordinary Shares with respect to which the Company has received written requests for inclusion therein within five (5) Business Days after the later of the Company (i) the giving the Demand Notice and (ii) five (5) Business Days prior to the actual public filing of the Demand Registration Statement. Nothing in this Section 2(b) shall relieve the Company of its obligations under Section 2(a).

(ii) Demand Registration Using Form S-3. The Company shall effect any requested Demand Registration using a Registration Statement on Form S-3 whenever the Company is a WKSI, and is otherwise eligible to use an Automatic Shelf Registration Statement.

(iii) Limitations on Demand Registration. The Company shall not be required to effect more than four (4) Demand Requests (together with any Underwritten Shelf Takedowns) in the aggregate. The Company shall not be obligated to effect a Demand Registration (A) within ninety (90) days (or such longer period specified in any applicable lock-up agreement entered into with underwriters) after the “pricing” of a previous Demand Registration or Underwritten Shelf Takedown, the “pricing” of a Company-initiated Public Offering or the “pricing” of a previous “Demand Registration” or “Underwritten Shelf Takedown” (pursuant to and as defined, in the Existing Registration Rights Agreements) or (B) within sixty (60) days prior to the Company’s good faith estimate of the date of filing of a Company-initiated registration statement. In addition, the Company shall not be required to effect an Underwritten Demand if the aggregate proceeds expected to be received from the sale of the Registrable Securities requested to be registered in such Underwritten Demand, in the good faith judgment of the managing underwriter(s) therefor, is less than the lesser of (x) $20,000,000 and (y) such amount as would enable all remaining Registrable Securities to be included in such Underwritten Demand, in each case as of the date the Company receives a written request for an Underwritten Demand.

(iv) Effectiveness of Demand Registration Statement. The Company shall use its commercially reasonable efforts to have the Demand Registration Statement declared effective by the Commission as promptly as practicable after filing and keep the Demand Registration Statement continuously effective under the Securities Act for the period of time necessary for the underwriters or Holders to sell all the Registrable Securities covered by such Demand Registration Statement or such shorter period which will terminate when all Registrable Securities covered by such Demand Registration Statement have been sold pursuant thereto (including, if necessary, by filing with the Commission a post-effective amendment or a supplement to the Demand Registration Statement or the related Prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the Demand Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Demand Registration Statement or by the Securities Act, any state securities or “blue sky” laws, or any other rules and regulations thereunder) (the “Effectiveness Period”). A Demand Registration shall not be deemed to have occurred (A) if the Registration Statement is withdrawn without becoming effective, (B) if the Registration Statement does not remain effective in compliance with the provisions of the Securities Act and

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the laws of any state or other jurisdiction applicable to the disposition of the Registrable Securities covered by such Registration Statement for the Effectiveness Period, (C) if, after it has become effective, such Registration Statement is subject to any stop order, injunction or other order or requirement of the Commission or other governmental or regulatory agency or court for any reason other than a violation of applicable law solely by any selling Holder and has not thereafter become effective, (D) in the event of an Underwritten Demand, if the conditions to closing specified in the underwriting agreement entered into in connection with such registration are not satisfied or waived other than by reason of some act or omission by a Qualified Holder, or (E) if the number of Registrable Securities included on the applicable Registration Statement is reduced in accordance with Section 2(b)(v) such that less than 66 2/3% of the Registrable Securities of the Holders of Registrable Securities who sought to be included in such registration are so included in such Registration Statement.

(v) Priority of Registration. Notwithstanding any other provision of this Section 2(b), if (A) a Demand Registration is an Underwritten Demand and (B) the managing underwriters advise the Company that in their reasonable view, the number of Registrable Securities proposed to be included in such offering (including Registrable Securities requested by Holders to be included in such Public Offering and any securities that the Company or any other Person proposes to be included that are Other Registrable Securities) exceeds the Maximum Offering Size, then the Company shall so advise the Holders with Registrable Securities proposed to be included in such Underwritten Demand, and shall include in such offering the number of Registrable Securities which can be so sold in the following order of priority, up to the Maximum Offering Size: (A) first, the Registrable Securities requested to be included in such Underwritten Demand by the Holders, allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among the Holders on the basis of the number of Registrable Securities requested to be included therein by each such Holder, (B) second, any securities proposed to be offered by the Company and (C) third, Other Registrable Securities requested to be included in such underwritten Public Offering to the extent permitted hereunder, allocated, if necessary for the offering not to exceed the Maximum Offering Size, in priority as may be determined by the Company and the holders of such Other Registrable Securities. For purposes of this Section 2(b)(v), the pro rata portion of Registrable Securities of each participating Holder shall be the product of (i) the total number of Registrable Securities which the managing underwriter agrees to include in the public offering and (ii) the ratio which such participating Holder’s total Registrable Securities bears to the total number of Registrable Securities of all participating Holders to be included in such Registration Statement.

(vi) Underwritten Demand. The determination of whether any Public Offering of Registrable Securities pursuant to a Demand Registration will be an Underwritten Demand shall be made in the sole discretion of the Holders of a Majority of Included Registrable Securities included in such Demand Registration, and such Holders of a Majority of Included Registrable Securities included in such Underwritten Demand shall have the right to (A) determine the plan of distribution, the price at which the Registrable Securities are to be sold and the underwriting commissions, discounts and fees and other financial terms, and (B) select the investment banker(s) and manager(s) to administer the offering (which shall consist of one (1) or more reputable nationally recognized investment banks, subject to the Company’s approval (which shall not be unreasonably withheld, conditioned or delayed)) and one (1) firm of legal counsel to represent all of the Holders (along with one (1) local counsel, to the extent reasonably necessary, for any applicable jurisdiction), in connection with such Demand Registration; provided that the Company shall select such investment banker(s), manager(s) and counsel (including local counsel) if the Holders of a Majority of Included Registrable Securities cannot so agree on the same within a reasonable time period.

(vii) Withdrawal of Registrable Securities. Any Holder whose Registrable Securities were to be included in any such registration pursuant to Section 2(b) may elect to withdraw any or all of its Registrable Securities therefrom, without liability to any of the other Holders and without prejudice to the rights of any such Holder to include Registrable Securities in any future registration (or registrations), by written notice to the Company delivered on or prior to the effective date of the relevant Demand Registration Statement; provided, however, that upon withdrawal by a majority-in-interest of the Holders whose Registrable Securities were to be included in any registration pursuant to Section 2(b), the Company shall be permitted to terminate such

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Underwritten Demand and the request for such registration shall constitute a Demand Request for purposes of Section 2(b)(iii), unless the withdrawing Holder or Holders reimburse the Company for all Registration Expenses with respect to such Underwritten Demand (if there is more than one withdrawing Holder, the reimbursement amount shall be allocated among such Holders on a pro rata basis based on the respective number of Registrable Securities that each withdrawing Holder had requested be included in such Underwritten Demand relative to the other withdrawing Holders).

(c) Piggyback Registration.

(i) Registration Statement on behalf of the Company. Subject to the terms and conditions set forth in this Agreement, if at any time the Company proposes to file a Registration Statement or conduct an Underwritten Shelf Takedown (other than a Shelf Registration pursuant to Section 2(a) or a Demand Registration pursuant to Section 2(b)) in connection with an underwritten Public Offering of Capital Stock (other than registrations on Form S-8 or Form S-4) (a “Piggyback Offering”), and the registration form to be used may be used for the registration of Registrable Securities, the Company shall give prompt written notice (the “Piggyback Notice”) to all Holders (collectively, the “Piggyback Eligible Holders”) of the Company’s intention to conduct such underwritten Public Offering; provided that, in the case of an Underwritten Shelf Takedown from an existing effective shelf registration statement, the Company shall not be required to provide a Piggyback Notice or include any Registrable Securities in such Public Offering unless either (i) such registration statement with respect to which the Company is conducting an Underwritten Shelf Takedown may be used for the registration and offering of Registrable Securities without the need to file a post-effective amendment thereto, (ii) the Company is eligible to file an automatically effective registration statement or automatically effective post-effective amendment or (iii) if the Company is not eligible to file an automatically effective registration statement or automatically effective post-effective amendment, the need to file any such post-effective amendment or new registration statement would not reasonably be expected to have a material adverse effect on the timing of the Company’s primary offering, in the good faith determination of the Company’s Board of Directors. The Piggyback Notice shall be given, (i) in the case of a Piggyback Offering that is an Underwritten Shelf Takedown, not earlier than ten (10) Business Days and not less than five (5) Business Days, in each case under this clause (i), prior to the expected date of commencement of marketing efforts for such Underwritten Shelf Takedown; or (ii) in the case of any other Piggyback Registration, not less than five (5) Business Days after the public filing of such Registration Statement. The Piggyback Notice shall offer the Piggyback Eligible Holders the opportunity to include for registration in such Piggyback Offering the number of Registrable Securities of the same class and series as those proposed to be registered as they may request, subject to Section 2(c)(ii) (a “Piggyback Registration”). Subject to Section 2(c)(ii), the Company shall include in each such Piggyback Offering such Registrable Securities constituting Company Ordinary Shares for which the Company has received written requests (each, a “Piggyback Request”) for inclusion therein from Piggyback Eligible Holders within (x) in the case of a Bought Deal, two (2) Business Days; (y) in the case any other Underwritten Shelf Takedown, three (3) Business Days; or (z) otherwise, five (5) Business Days, in each case after the date of the Company’s notice; provided that the Company may not commence marketing efforts for such Public Offering until such periods have elapsed and the inclusion of all such securities so requested, subject to Section 2(c)(ii). If a Piggyback Eligible Holder decides not to include all of its Registrable Securities in any Piggyback Offering thereafter filed by the Company, such Piggyback Eligible Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent Piggyback Offerings or Registration Statements as may be filed by the Company with respect to offerings of Registrable Securities, all upon the terms and conditions set forth herein. The Company shall use its commercially reasonable efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register pursuant to the Piggyback Requests, to the extent required to permit the disposition of the Registrable Securities so requested to be registered.

(ii) Priority of Registration. If the managing underwriter or managing underwriters of such Piggyback Offering (as selected pursuant to Section 2(c)(iv)) advise the Company and the Piggyback Eligible Holders that, in their reasonable view the amount of securities requested to be included in such registration

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(including Registrable Securities requested by the Piggyback Eligible Holders to be included in such offering and any securities that the Company or any other Person proposes to be included that are not Registrable Securities) exceeds the Maximum Offering Size (which, for the purposes of a Piggyback Registration relating to a primary offering of the Company’s Capital Stock, shall be within a price range acceptable to the Company), then the Company shall so advise all Piggyback Eligible Holders with Registrable Securities proposed to be included in such Piggyback Registration, and shall include in such offering the number which can be so sold in the following order of priority, up to the Maximum Offering Size: (A) first, (x) if the Piggyback Registration includes a primary offering of the Company’s Capital Stock, such securities that the Company proposes to sell up to the Maximum Offering Size, or (y) if the Piggyback Registration is an offering at the demand of the holders of Other Registrable Securities, the securities that such holders propose to sell and thereafter any securities proposed to be offered by the Company, in each case up to the Maximum Offering Size, and (B) second, the Company Ordinary Shares constituting Registrable Securities or Other Registrable Securities requested to be included in such Piggyback Registration by each Piggyback Eligible Holder and any holder of Other Registrable Securities with rights to participate in such offering, allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata on the basis of the amount of Company Ordinary Shares or other Capital Stock constituting Registrable Securities and Other Registrable Securities requested in aggregate to be included therein. For purposes of Section 2(c)(ii)(B), the pro rata portion of Registrable Securities of each participating Holder shall be the product of (i) the total number of Registrable Securities which the managing underwriter agrees to include in the Public Offering and (ii) the ratio which such participating Holder’s total Registrable Securities bears to the total number of Registrable Securities of all participating Holders to be included in such Registration Statement. All Piggyback Eligible Holders requesting to be included in the Piggyback Registration must sell their Registrable Securities to the underwriters selected as provided in Section 2(c)(iv) on the same terms and conditions as apply to the Company.

(iii) Withdrawal from Registration. The Company shall have the right to terminate, withdraw or postpone any registration initiated by it under this Section 2(c), whether or not any Piggyback Eligible Holder has elected to include Registrable Securities in such Registration Statement, in its sole discretion; provided, however, that any such termination, withdrawal or postponement shall not prejudice the right of the Holders to request that such registration be effected as a registration under Section 2(b) to the extent permitted thereunder and subject to the terms set forth therein. The Registration Expenses of such terminated, withdrawn or postponed registration shall be borne by the Company in accordance with Section 4 hereof. Any Holder that has elected to include Registrable Securities in a Piggyback Offering may elect to withdraw such Holder’s Registrable Securities at any time prior to the Business Day prior to the execution of the underwriting agreement entered into in connection therewith.

(iv) Selection of Bankers and Counsel. If a Piggyback Registration pursuant to this Section 2(c) involves an underwritten Public Offering, the Company shall have the right to (A) determine the plan of distribution, including the price at which the Registrable Securities are to be sold and the underwriting commissions, discounts and fees and (B) select the investment banker or bankers and managers to administer the Public Offering, including the lead managing underwriter or underwriters, each of which shall be a nationally recognized investment bank. Holders of a Majority of Included Registrable Securities included in such underwritten Public Offering shall have the right to select one (1) firm of legal counsel to represent all of the Holders (along with one (1) local counsel, to the extent reasonably necessary, for any applicable jurisdiction), in connection with such Piggyback Registration; provided that the Company shall select such counsel (including local counsel) if the Holders of a Majority of Included Registrable Securities cannot so agree on the same within a reasonable time period.

(v) Effect of Piggyback Registration. No registration effected under this Section 2(c) shall relieve the Company of its obligations to effect any registration of the offer and sale of Registrable Securities upon request under Section 2(a) or Section 2(b) hereof, and no registration effected pursuant to this Section 2(c) shall be deemed to have been effected pursuant to Section 2(a) or Section 2(b) hereof.

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(d) Notice Requirements. Any Demand Request, Piggyback Request or Shelf Takedown Request shall (i) specify the maximum number or class or series of Registrable Securities intended to be offered and sold by the Holder making the request, (ii) express such Holder’s bona fide intent to offer up to such maximum number of Registrable Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Registrable Securities (to the extent applicable), and (iv) contain the undertaking of such Holder to provide all such information and materials and take all action as may reasonably be required in order to permit the Company to comply with all applicable requirements in connection with the registration of such Registrable Securities.

(e) Suspension Period. Notwithstanding any other provision of this Section 2, the Company shall have the right but not the obligation to defer the filing of (but not the reasonable preparation of), or suspend the use by the Holders of, any Demand Registration or Shelf Registration (whether prior to or after receipt by the Company of a Shelf Takedown Request or Demand Request) if the Company determines in good faith, after consultation with its external legal counsel expert in such matters, that: (i) such registration or offering would require the disclosure, under applicable securities laws and other laws, of material nonpublic information that would not otherwise be required to be disclosed at that time and the Company believes in good faith that such disclosures at that time would materially affect the Company in an adverse manner; provided that the exception in clause (i) shall continue to apply only during the time in which such material nonpublic information has not been disclosed and remains material; (ii) such registration or offering would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of the Company’s subsidiaries to engage in any material acquisition of assets or stock (other than in the ordinary course of business) or any material plan or proposal of a significant financing, acquisition, disposition, merger, corporate reorganization, securities offering, segment reclassification or discontinuation of operations or other material transaction or any negotiations or discussions with respect thereto involving the Company or any of the Company’s subsidiaries; or (iii) such registration or offering would render the Company unable to comply with requirements under the Securities Act or the Exchange Act; provided that the period of any delay or suspension under exceptions (i), (ii), and (iii) shall not exceed a period of seventy-five (75) days and any such delays or extensions shall not in aggregate exceed one hundred-five (105) days in any twelve (12) month period (any such period, a “Suspension Period”, and any event triggering any such delay or suspension, a “Suspension Event”); provided, however, that in such event, a Qualified Holder will be entitled to withdraw any request for a Demand Registration or an Underwritten Shelf Takedown and, if such request is withdrawn, such Demand Registration or Underwritten Shelf Takedown will not count as a Demand Registration or an Underwritten Shelf Takedown and the Company will pay all Registration Expenses in connection with such registration, regardless of whether such registration is effected. The Company shall promptly give written notice to the Holders of Registrable Securities registered under or pursuant to any Shelf Registration Statement or any Demand Registration with respect to its declaration of a Suspension Period and of the expiration of the relevant Suspension Period (a “Suspension Notice”). If the filing of any Demand Registration is suspended or an Underwritten Shelf Takedown is delayed pursuant to this Section 2(e), once the Suspension Period ends, any Qualified Holder may request a new Demand Registration or a new Underwritten Shelf Takedown (and such request shall not be counted as an additional Underwritten Shelf Takedown or Demand Registration for purposes of either Section 2(a)(iv) or Section 2(b)(i)). The Company shall not include any material non-public information in the Suspension Notice and or otherwise provide such information to a Holder unless specifically requested by a Holder in writing. A Holder shall not effect any sales of the Registrable Securities pursuant to a Registration Statement at any time after it has received a Suspension Notice and prior to receipt of an End of Suspension Notice. Holders may recommence effecting sales of the Registrable Securities pursuant to a Registration Statement following further written notice from the Company to such effect (an “End of Suspension Notice”), which End of Suspension Notice shall be given by the Company to the Holders with Registrable Securities included on any suspended Registration Statement and counsel to the Holders, if any, promptly (but in no event later than two (2) Business Days) following the conclusion of any Suspension Event. Notwithstanding any provision herein to the contrary, if the Company gives a Suspension Notice with respect to any Registration Statement pursuant to this Section 2(e), the Company agrees that it shall (i) extend the period which such Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the Holders of the Suspension Notice to and including the date of receipt by the Holders of the End of Suspension Notice; and (ii) provide copies of any

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supplemented or amended prospectus necessary to resume sales, if requested by any Holder; provided that such period of time shall not be extended beyond the date that there are no longer Registrable Securities covered by such Registration Statement.

(f) Required Information. In addition to any other information required pursuant to Section 2(a)(ii), and notwithstanding anything to the contrary contained herein, the Company may require each Holder of Registrable Securities as to which any Registration Statement is being filed or sale is being effected to furnish to the Company such information regarding the distribution of such securities and such other information relating to such Holder and its ownership of Registrable Securities as the Company may from time to time reasonably request in writing (provided that such information shall be subject to Section 3(v)), and the Company may exclude from such registration or sale the Registrable Securities of any such Holder who fails to furnish such information within a reasonable time after receiving such request or who does not consent to the inclusion in a Registration Statement or Prospectus related to such registration or sale of such information related to such Holder that is required by the rules and regulations of the Commission. Each Holder agrees to furnish such information to the Company and to cooperate with the Company as reasonably necessary to enable the Company to comply with the provisions of this Agreement, the Securities Act, the Exchange Act and any state securities or “blue sky” laws.

(g) Other Registration Rights Agreements. The Company represents and warrants to each Holder that, as of the date of this Agreement, except for the Existing Registration Rights Agreements, it has not entered into any agreement with respect to any of its securities granting any registration rights to any Person with respect to the Registrable Securities. The Company will not enter into on or after the date of this Agreement, unless this Agreement is modified or waived as provided in Section 7(c), any agreement that is inconsistent with the rights granted to the Holders with respect to Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof, in each case, in any material respect. Other than as set forth in this Agreement, if the Company enters into any agreement that would allow any holder of Company Ordinary Shares or other Capital Stock of the Company to include such Capital Stock in any Registration Statement of the Company on a basis more favorable than the rights of the Holders under this Agreement (as determined in good faith by the Company), this Agreement shall be automatically amended to provide for such more favorable terms and, to the extent the Company enters into any agreement that would allow any holder of Company Ordinary Shares or other Capital Stock of the Company to include such Capital Stock in any Registration Statement or Underwritten Shelf Takedown under Section 2(a) or 2(b) of this Agreement, such other agreement shall similarly provide for the Holders to have reciprocal rights with respect to any demand registrations or underwritten offerings thereunder.

(h) Cessation of Registration Rights. All registration rights granted under this Section 2 shall continue to be applicable with respect to any Holder until such time as such Holder no longer holds any Registrable Securities.

(i) Confidentiality. Each Holder agrees that such Holder shall treat as confidential the receipt of a Demand Notice, Shelf Takedown Notice, Piggyback Notice or Suspension Notice and shall not disclose or use the information contained in any such notice, or the existence of such notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

3. Registration Procedures. If and whenever registration of Registrable Securities is required pursuant to this Agreement, subject to the express terms and conditions set forth in this Agreement, the procedures to be followed by the Company and each participating Holder to register the sale of Registrable Securities pursuant to a Registration Statement, and the respective rights and obligations of the Company and such Holders with respect to the preparation, filing and effectiveness of such Registration Statement, are as follows:

(a) The Company will (i) prepare and file a Registration Statement or a prospectus supplement, as applicable, with the Commission (within the time period specified in Section 2(a) or Section 2(b), as applicable,

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in the case of a Shelf Registration, an Underwritten Shelf Takedown or a Demand Registration) which Registration Statement (A) shall be on a form selected by the Company for which the Company qualifies, (B) shall be available for the sale of the Registrable Securities in accordance with the intended method or methods of distribution, and (C) shall comply as to form in all material respects with the requirements of the applicable form and include and/or incorporate by reference all financial statements required by the Commission to be filed therewith, and (ii) use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective for the periods provided under Section 2(a) or Section 2(b), as applicable, in the case of a Shelf Registration Statement or a Demand Registration Statement. The Company will furnish to any Qualified Holder named as a selling shareholder (or selling shareholders) therein, any counsel designated by such Qualified Holder, counsel for the Holders of a Majority of Included Registrable Securities (selected as provided herein) and the managing underwriter or underwriters (selected as provided herein) of an underwritten Public Offering of Registrable Securities, if applicable, copies of all substantive correspondence from the Commission received in connection with such Public Offering, subject in each case to such foregoing Persons entering into a customary confidentiality agreement with respect thereto if requested by the Company. The Company will (I) at least two (2) Business Days (or such shorter period as shall be reasonably practicable under the circumstances) prior to the anticipated filing of the Shelf Registration Statement, a Demand Registration Statement or any related Prospectus or any amendment or supplement thereto, or before using any Issuer Free Writing Prospectus, furnish to any Qualified Holder named as a selling shareholder (or selling shareholders) therein, any counsel designated by such Qualified Holder and counsel for the Holders of a Majority of Included Registrable Securities (selected as provided herein) and the managing underwriter or underwriters (selected as provided herein) of an underwritten Public Offering of Registrable Securities, if applicable, copies of all such documents proposed to be filed (subject in each case to such foregoing Persons entering into a customary confidentiality agreement with respect thereto if requested by the Company), (II) use its commercially reasonable efforts to address in each such document prior to being so filed with the Commission such comments as any of the foregoing Persons reasonably shall propose and (III) without limiting the Company’s rights under Section 2(f), not include in any Registration Statement or any related Prospectus or any amendment or supplement thereto information regarding a participating Holder to which a participating Holder reasonably objects; provided, however, the Company shall not be required to provide copies of any amendment or supplement filed solely to incorporate in any Form S-1 (or other form not providing for incorporation by reference) any filing by the Company under the Exchange Act or any amendment or supplement filed for the purpose of adding additional selling shareholders thereunder.

(b) The Company will as promptly as reasonably practicable prepare and file with the Commission such amendments, including post-effective amendments, and supplements to each Registration Statement and the Prospectus used in connection therewith as (A) may be reasonably requested by any Holder of Registrable Securities covered by such Registration Statement necessary to permit such Holder to sell in accordance with its intended method of distribution, to the extent consistent such intended method of distribution is consistent with Exhibit B hereto, or (B) may be necessary under applicable law to keep such Registration Statement continuously effective with respect to the disposition of all Registrable Securities covered thereby for the periods provided under Section 2(a) or Section 2(b), as applicable, in accordance with the intended method of distribution.

(c) The Company will make all required filing fee payments in respect of any Registration Statement or Prospectus used under this Agreement (and any Public Offering covered thereby) within the deadlines specified by the Securities Act.

(d) The Company will notify each Holder of Registrable Securities named as a selling shareholder in any Registration Statement and the managing underwriter or underwriters of an underwritten Public Offering of Registrable Securities, if applicable, (i) as promptly as reasonably practicable when any Registration Statement or post-effective amendment thereto has been declared effective; (ii) of the issuance or threatened issuance by the Commission or any other governmental or regulatory authority of any stop order, injunction or other order or requirement suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation or threatening of any Proceedings for that purpose; (iii) of the receipt by the Company

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of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; or (iv) of the discovery that, or upon the happening of any event the result of which, such Registration Statement or Prospectus or Issuer Free Writing Prospectus relating thereto or any document incorporated or deemed to be incorporated therein by reference contains an untrue statement in any material respect or omits any material fact necessary to make the statements in the Registration Statement or the Prospectus or Issuer Free Writing Prospectus relating thereto (in the case of a Prospectus or an Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, or when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement or Prospectus, or if, for any other reason, it shall be necessary during such time period to amend or supplement such Registration Statement or Prospectus in order to comply with the Securities Act, correct such misstatement or omission or effect such compliance.

(e) Upon the occurrence of any event contemplated by Section 3(d)(iv), as promptly as reasonably practicable, the Company will (x) prepare a supplement or amendment, including a post-effective amendment, if required by applicable law, to the affected Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference or to the applicable Issuer Free Writing Prospectus, (y) furnish, if requested, a reasonable number of copies of such supplement or amendment to the selling Holders, their counsel and the managing underwriter or underwriters of an underwritten Public Offering of Registrable Securities, if applicable, and (z) file such supplement, amendment and any other required document with the Commission so that, as thereafter delivered to the purchasers of any Registrable Securities, such Registration Statement, such Prospectus or such Issuer Free Writing Prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus or an Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, and such Issuer Free Writing Prospectus shall not include information that conflicts with information contained in the Registration Statement or Prospectus, in each case such that each selling Holder can resume disposition of such Registrable Securities covered by such Registration Statement or Prospectus. Following receipt of notice of any event contemplated by Section 3(d)(ii) through (iv), a Holder shall suspend sales of the Registrable Securities pursuant to such Registration Statement and shall not resume sales until such time as it has received written notice from the Company to such effect. The Company shall provide any supplemented or amended prospectus necessary to resume sales, if requested by any Holder.

(f) The Company will use its commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any stop order or other order suspending the effectiveness of a Registration Statement or the use of any Prospectus filed pursuant to this Agreement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as promptly as practicable, or if any such order or suspension is made effective during any Suspension Period, as promptly as practicable after the Suspension Period is over.

(g) During the Effectiveness Period or the Shelf Period, as applicable, the Company will furnish to each selling Holder, its counsel and the managing underwriter or underwriters of an underwritten Public Offering of Registrable Securities, if applicable, upon their request, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such selling Holder or underwriter (including those incorporated by reference) promptly after the filing of such documents with the Commission.

(h) The Company will promptly deliver to each selling Holder and the managing underwriter or underwriters of an underwritten Public Offering of Registrable Securities, if applicable, without charge, as many copies of the applicable Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus, final Prospectus, and any other Prospectus (including any Prospectus filed under Rule 424, Rule 430A or Rule 430B promulgated under the Securities Act and any Issuer Free Writing Prospectus)), all exhibits and other documents filed therewith and such other documents as such selling Holder or underwriter may reasonably request in order to facilitate the

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disposition of the Registrable Securities by such selling Holder or underwriter, and upon request, subject to any confidentiality undertaking as the Company shall reasonably request, a copy of any and all transmittal letters or other correspondence to or received from the Commission or any other governmental authority relating to such offer. Subject to Section 2(e) hereof, the Company consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders and any applicable underwriter in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(i) [Reserved.]

(j) The Company will cooperate with the Holders and the underwriter or managing underwriter of an underwritten Public Offering of Registrable Securities, if any, to facilitate the timely preparation and delivery of certificates or book-entry statements representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates or book-entry statements shall be free of all restrictive legends, indicating that the Registrable Securities are unregistered or unqualified for resale under the Securities Act, Exchange Act or other applicable securities laws, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders or the underwriter or managing underwriter of an underwritten Public Offering, as applicable, may reasonably request and instruct any transfer agent and registrar of Registrable Securities, if any, may request. In connection therewith, if required by the Company’s transfer agent, the Company will promptly, after the effective date of the Registration Statement, cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with such transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any such legend upon the sale by any Holder or the underwriter or managing underwriter of an underwritten Public Offering of Registrable Securities, if any, of such Registrable Securities under the Registration Statement and to release any stop transfer orders in respect thereof. At the request of any Holder or the managing underwriter, if any, the Company will promptly deliver or cause to be delivered an opinion or instructions to the transfer agent in order to allow the Registrable Securities to be sold from time to time free of all restrictive legends.

(k) Notwithstanding anything to the contrary contained herein, the right of any Holder to include such Holder’s Registrable Securities in an underwritten offering shall be conditioned upon (x) such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein, (y) such Holder entering into customary agreements, including an underwriting agreement in customary form and sell such Holder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Holders entitled to select the managing underwriter or managing underwriters hereunder (provided that (I) any such Holder shall not be required to make any representations or warranties to the Company or the underwriters (other than (A) representations and warranties regarding (1) such Holder’s ownership of its Registrable Securities to be sold or transferred, (2) such Holder’s power and authority to effect such transfer, (3) such matters pertaining to compliance with securities laws as may be reasonably requested by the Company or the underwriters, (4) the accuracy of information concerning such Holder as provided by or on behalf of such Holder, and (5) any other representations required to be made by the Holder under applicable law, and (B) such other representations, warranties and other provisions relating to such Holder’s participation in such Public Offering as may be reasonably requested by the underwriters)) or to undertake any indemnification obligations to the Company with respect thereto, except as otherwise provided in Section 6(b) hereof, or to the underwriters with respect thereto, except to the extent of the indemnification being given to the underwriters and their controlling Persons in Section 6(b) hereof and (II) the aggregate amount of the liability of such Holder in connection with such offering shall not exceed such Holder’s net proceeds from the disposition of such Holder’s Registrable Securities in such offering and (z) such Holder completing and executing all questionnaires, powers of attorney, custody agreements and other documents reasonably required under the terms of such underwriting arrangements or by the Company in connection with such underwritten Public Offering.

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(l) The Company agrees with each Holder that, in connection with any underwritten Public Offering (including an Underwritten Shelf Takedown), the Company shall: (i) enter into and perform under such customary agreements (including underwriting agreements in customary form, including customary representations and warranties and provisions with respect to indemnification and contribution) and (ii) take all such other actions as the Holders of a Majority of Included Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities and provide reasonable cooperation, including causing appropriate officers to attend and participate in “road shows” and analyst or investor presentations and such other selling or other informational meetings organized by the underwriters, if any (taking into account the needs of the Company’s businesses and the responsibilities of such officers with respect thereto). The Company and its management shall not be required to participate in any marketing effort that lasts longer than five (5) Business Days.

(m) The Company will use commercially reasonable efforts to obtain for delivery to the underwriter or underwriters of an underwritten Public Offering of Registrable Securities (i) a signed counterpart of one or more comfort letters from independent public accountants of the Company in customary form and covering such matters of the type customarily covered by comfort letters and (ii) an opinion or opinions from counsel for the Company (including any local counsel reasonably requested by the underwriters) dated the date of the closing under the underwriting agreement, in customary form, scope and substance, covering the matters customarily covered in opinions requested in sales of securities in an underwritten Public Offering, which opinions shall be reasonably satisfactory to such underwriters and their counsel.

(n) The Company will (i) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement and provide and enter into any reasonable agreements with a custodian for the Registrable Securities and (ii) no later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities.

(o) The Company will cooperate with each Holder of Registrable Securities and each underwriter or agent, if any, participating in the disposition of Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA.

(p) The Company will, upon reasonable notice and at reasonable times during normal business hours, make available for inspection by a representative appointed by the Holders of a Majority of Included Registrable Securities, counsel selected by such Holders in accordance with this Agreement, any underwriter participating in any disposition pursuant to such registration, as applicable, and any other attorney or accountant retained by such underwriter, all financial and other records and pertinent corporate documents of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such Holder, underwriter, attorney or accountant in connection with such Registration Statement or Underwritten Shelf Takedown, as applicable, and make themselves available at mutually convenient times to discuss the business of the Company and other matters reasonably requested by any such Holders, sellers, underwriter or agent thereof in connection with such Registration Statement as shall be necessary to enable them to exercise their due diligence responsibility with respect to such Registration Statement or offering, as applicable (any information provided under this Section 3(p), “Due Diligence Information”), subject in each case to the foregoing persons entering into customary confidentiality and non-use agreements with respect to any confidential information of the Company. The Company shall not provide any Due Diligence Information to a Holder unless such Holder explicitly requests such Due Diligence Information in writing.

(q) The Company will comply with all applicable rules and regulations of the Commission, the Trading Market, FINRA and any state securities authority, and make available to each Holder, as soon as reasonably practicable after the effective date of the Registration Statement, an earnings statement covering at least twelve (12) months but not more than eighteen 18 months beginning with the first (1st) full calendar month after the effective date of such Registration Statement, which earnings statement shall satisfy the provisions of

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Section 11(a) of the Securities Act and Rule 158 promulgated thereunder (or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such rule).

(r) The Company will ensure that any Issuer Free Writing Prospectus utilized in connection with any Prospectus complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, and is retained in accordance with the Securities Act to the extent required thereby.

(s) Each Holder represents that it has not prepared or had prepared on its behalf or used or referred to, and agrees that it will not prepare or have prepared on its behalf or used or refer to, any Free Writing Prospectus without the prior written consent of the Company and, in connection with any underwritten Public Offering, the underwriters.

(t) Following the listing of the Company Ordinary Shares, if any, the Company will use commercially reasonable efforts to cause the Registrable Securities of the same class, to the extent any further action is required, to be similarly listed and to maintain such listing until such time as the securities cease to constitute Registrable Securities.

(u) The Company shall, if such registration for an underwritten Public Offering is pursuant to a Registration Statement on Form S-3 or any similar short-form registration, include in such Registration Statement such additional information for marketing purposes as the managing underwriter(s) reasonably request(s).

(v) The Company shall hold in confidence and not use or make any disclosure of information concerning a Holder provided to the Company without such Holder’s consent, unless the Company reasonably determines (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement known to the Company. The Company agrees that it shall, upon learning that disclosure of such information concerning a Holder is sought in or by a court or governmental body of competent jurisdiction or through other means or otherwise determining that any such disclosure is required under the foregoing clauses (i) through (iii), to the extent permitted by applicable law, give prompt written notice to such Holder and allow such Holder, at the Holder’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

(w) The Company agrees that nothing in this Agreement shall prohibit the Holders, at any time and from time to time, from selling or otherwise transferring Registrable Securities pursuant to a private placement or other transaction which is not registered pursuant to the Securities Act.

(x) Notwithstanding anything to the contrary in this Agreement, any Holder may make a written election (an “Opt-Out Election”) to no longer receive from the Company any Demand Notice, Shelf Takedown Notice, Piggyback Notice or Suspension Notice (other than a Suspension Notice with respect to a Registration Statement as to which such Holder’s Registrable Securities are, or have been requested to be, included in) (each, a “Covered Notice”), and, following receipt of such Opt-Out Election, the Company shall not be required to, and shall not, deliver any such Covered Notice to such Holder from the date of receipt of such Opt-Out Election and such Holder shall have no right to participate in any Registration Statement or Public Offering as to which such Covered Notices pertain. An Opt-Out Election shall remain in effect until it has been revoked in writing and received by the Company. A Holder who previously has given the Company an Opt-Out Election may revoke such election at any time in writing, and there shall be no limit on the ability of a Holder to issue and revoke subsequent Opt-Out Elections.

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(y) For so long as the Company is subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act, the Company covenants that it will file, in a timely manner, all reports required to be filed by it under the Securities Act and the Exchange Act (or, if the Company is subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act but is not required to file such reports, it will, upon the request of any Holder, make publicly available such information), and, whether or not the Company is then subject to the requirements of Section 13, 14 or 15(d) of the Exchange Act, the Company covenants that it will make and keep public information available, as those terms are understood and defined in Rule 144, and take such further action as any Holder may reasonably request so as to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of a Holder, the Company will deliver to such Holder a written statement that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act.

(z) (i) Until such time as the Company Ordinary Shares are registered under Section 12(b) or Section 12(g) of the Exchange Act, the Company covenants that it will file, and (ii) thereafter at any time when the Company is not required to make such filings by the rules and regulations of the Commission, the Company covenants that it will use commercially reasonable efforts to file, in each case with the Commission in a timely manner (which shall include any extensions obtained or any applicable grace periods) to the extent such filings are accepted by the Commission, all quarterly and annual reports and current reports on Form 8-K that would be required to be filed with the Commission pursuant to Section 13 of the Exchange Act if the Company were required to file under such section as a non-accelerated filer; provided, that in the case of current reports on Form 8-K, any such filing shall be made within five (5) Business Days of when such filing would otherwise be required to be made with the Commission. In addition, the Company will make such information available to prospective purchasers of the Registrable Securities, securities analysts and broker-dealers who request it in writing (it being understood that the availability of such information or reports on the Commission’s EDGAR system shall satisfy this requirement).

4. Registration Expenses. Except as otherwise contained herein, the Company shall bear all reasonable Registration Expenses incident to the Parties’ performance of or compliance with their respective obligations under this Agreement or otherwise in connection with any Demand Registration, Shelf Registration, Shelf Takedown Request or Piggyback Registration (excluding any Selling Expenses), whether or not any Registrable Securities are sold pursuant to a Registration Statement. Each Holder shall pay any Selling Expenses applicable to the sale or disposition of such Holder’s Registrable Securities pursuant to any Demand Registration Statement or Piggyback Offering, or pursuant to any Shelf Registration Statement under which such selling Holder’s Registrable Securities were sold, and any other fees and expenses not constituting Registration Expenses in proportion to the amount of such selling Holder’s shares of Registrable Securities sold in any offering under such Demand Registration Statement, Piggyback Offering or Shelf Registration Statement.

5. Lock-Up Agreements.

(a) Holder Lock-Up. In connection with any underwritten Public Offering of Company Ordinary Shares expected to result in gross proceeds of at least $75,000,000, if requested by (i) the managing underwriters of such Public Offering and (ii) the Company, in the case of a Company-initiated Public Offering, or the Holders of a Majority of Included Registrable Securities, in the case of any Underwritten Shelf Takedown or Underwritten Demand pursuant to Section 2(a) or 2(b), each Holder of Registrable Securities participating in such Public Offering and, if requested by the managing underwriters of such Public Offering, each other Holder of Registrable Securities shall enter into a customary lock-up agreement with the managing underwriters of such Public Offering to not make any sale or other disposition of any of the Company’s Capital Stock owned by such Holder (a “Lock-Up Agreement”); provided that all executive officers and directors of the Company and the Holders requesting such Lock-Up Agreements are bound by and have entered into substantially similar Lock-Up Agreements; provided, further, that nothing herein shall prevent any Holder from making a distribution of Registrable Securities to any of its partners, members or stockholders thereof or a transfer of Registrable

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Securities to an Affiliate that is otherwise in compliance with the applicable securities laws, so long as such distributees or transferees, as applicable, agree to be bound by the restrictions set forth in this Section 5(a); provided, further, that the foregoing provisions shall only be applicable to the Holders if all shareholders, officers and directors are treated similarly with respect to any release prior to the termination of the lock-up period such that if any such persons are released, then all Holders shall also be released to the same extent on a pro rata basis. The Company may impose stop-transfer instructions with respect to the shares of Capital Stock (or other securities) subject to the restrictions set forth in this Section 5(a) until the end of the applicable period of the Lock-Up Agreement. The provisions of this Section 5(a) shall cease to apply to such Holder once such Holder no longer beneficially owns any Registrable Securities.

(b) Lock-Up Agreements. The Lock-Up Agreement shall provide that, unless the underwriters managing such underwritten Public Offering otherwise agree in writing, such Holder shall not (A) offer, sell, contract to sell, pledge or otherwise dispose of (including sales pursuant to Rule 144), directly or indirectly, any Capital Stock of the Company (including Capital Stock of the Company that may be deemed to be owned beneficially by such Holder in accordance with the rules and regulations of the Commission) (collectively, “Equity Securities”), (B) enter into a transaction which would have the same effect as described in clause (A) above, or (C) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences or ownership of any Equity Securities, whether such transaction is to be settled by delivery of such Equity Securities, in cash or otherwise, in each case commencing on the date requested by the managing underwriters (which shall be no earlier than seven (7) days prior to the anticipated “pricing” date for such Public Offering) and continuing to the date that is ninety (90) days following the date of the final prospectus for such Public Offering (a “Holdback Period”).

(c) Company Lock-Up. In connection with any underwritten Public Offering, and upon the reasonable request of the managing underwriters, the Company shall: (i) agree to a customary lock-up provision applicable to the Company in an underwriting agreement as reasonably requested by the managing underwriters during any Holdback Period; and (ii) cause each of its executive officers and directors to enter into Lock-Up Agreements, in each case, in customary form and substance, and with exceptions that are customary, for an underwritten Public Offering of such type and size.

6. Indemnification.

(a) The Company shall indemnify, defend and hold harmless each Holder, its partners, shareholders, equityholders, general partners, limited partners, managers, members, and Affiliates and each of their respective officers and directors and any Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and any agent or employee of any of the foregoing (collectively, “Holder Indemnified Persons”), and any underwriter that facilitates the sale of the Registrable Securities and any Person who controls such underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and investigation and reasonable attorneys’, accountants’ and experts’ fees, whether or not the Indemnified Person is a party to any Proceeding) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all Proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), as incurred, arising out of, based upon, resulting from or relating to (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which any Registrable Securities were registered, Prospectus, preliminary prospectus, road show, as defined in Rule 433(h)(4) under the Securities Act (a “road show”), or in any summary or final prospectus or Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any documents incorporated by reference in any of the foregoing or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary, in the case of any Prospectus, preliminary prospectus, road show or Issuer Free Writing Prospectus, in light of the circumstances under which they were made, to make the statements therein not misleading, or

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(iii) any violation or alleged violation by the Company or any of its Subsidiaries of any federal, state or common law rule or regulation relating to action or inaction in connection with any Company-provided information in such registration, disclosure document or related document or report, and the Company will reimburse such Indemnified Person for any legal or other documented expenses reasonably incurred by it in connection with investigating or defending any such Proceeding; provided, however, that the Company shall not be liable to any Indemnified Person to the extent that any such Losses arise out of, are based upon or results from an untrue or alleged untrue statement or omission or alleged omission made in such Registration Statement, such preliminary, summary or final prospectus or Issuer Free Writing Prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(b) In connection with any Registration Statement filed by the Company pursuant to Section 2 hereof in which a Holder has registered for sale its Registrable Securities, each such selling Holder agrees (severally and not jointly) to indemnify, defend and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers, Affiliates, employees, members, managers, agents and each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and any agent or employee of any of the foregoing (together with Holder Indemnified Persons, collectively, “Indemnified Persons”), from and against any Losses resulting from (i) any untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were registered, Prospectus, preliminary prospectus, road show, Issuer Free Writing Prospectus, or any amendment thereof or supplement thereto or any documents incorporated by reference therein, or (ii) any omission to state therein a material fact required to be stated therein or necessary, in the case of any Prospectus, preliminary prospectus, road show, Issuer Free Writing Prospectus, in light of the circumstances under which they were made, to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or omission is contained in any information furnished in writing by or on behalf of such selling Holder to the Company specifically for inclusion therein and has not been corrected in a subsequent writing prior to the sale of the Registrable Securities. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds (after deducting underwriters’ discounts, fees and commissions) received by such Holder under the sale of Registrable Securities giving rise to such indemnification obligation less any amounts paid (including such Holder’s share of any other Selling Expenses) by such Holder in connection with such sale and any amounts paid by such Holder as a result of liabilities incurred under the underwriting agreement, if any, related to such sale.

(c) Any Indemnified Person shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification under this Section 6 (provided that any delay or failure to so notify the Person obligated to indemnify the Indemnified Person with respect to such claim (the “indemnifying party”) shall not relieve the indemnifying party of its obligations hereunder except to the extent, if at all, that it is actually and materially prejudiced by reason of such delay or failure). The indemnifying party shall be entitled to assume the defense of such claim with counsel reasonably satisfactory to the Indemnified Person; provided, however, that any Indemnified Person shall have the right to select and employ its own counsel (and one local counsel in each relevant jurisdiction), and the indemnifying party shall bear the reasonable documented fees, costs and expenses of such separate counsel if (A) the Indemnified Person has reasonably concluded (based upon advice of its counsel) that there may be legal defenses available to it or other Indemnified Persons that are different from or in addition to those available to the indemnifying party; (B) in the reasonable judgment of any such Indemnified Person (based upon advice of its counsel) a conflict of interest may exist between such Indemnified Person and the indemnifying party with respect to such claims; (C) the indemnifying party shall not have employed counsel satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of the institution of such action; (D) the indemnifying party shall authorize the Indemnified Person to employ separate counsel at the expense of the indemnifying party; or (E) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after receipt of notice of such claim from the Indemnified Person and employ counsel reasonably satisfactory to such Indemnified Person. An indemnifying party shall not be liable under this Section 6(c) to any Indemnified Person regarding any

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settlement or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Person is an actual or potential party to such claim or action) unless such settlement, compromise or consent is consented to by such indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed. No action may be settled without the written consent of the Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed, provided that the consent of the Indemnified Person shall not be required if (A) such settlement includes an unconditional release of such Indemnified Person in form and substance satisfactory to such Indemnified Person from all liability on the claims that are the subject matter of such settlement, (B) such settlement provides for the payment by the indemnifying party of money as the sole relief for such action, and (C) such settlement does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person. It is understood that the indemnifying party or parties shall not, except as specifically set forth in this Section 6(c), in connection with any Proceeding or related Proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements or other charges of more than one separate firm admitted to practice in such jurisdiction at any one time.

(d) In the event that the indemnity provided in Section 6(a) or Section 6(b) above is unavailable to or insufficient to hold harmless an Indemnified Person for any reason, then each applicable indemnifying party agrees to contribute to the aggregate Losses (including reasonable costs of preparation and investigation and reasonable attorneys’, accountants’ and experts’ fees, whether or not the Indemnified Person is a party to any Proceeding) to which such indemnifying party may be subject in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and by the Indemnified Person on the other from the Public Offering of the Company Ordinary Shares; provided, however, that the maximum amount of liability in respect of such contribution shall be limited in the case of any Holder to the net proceeds (after deducting underwriters’ discounts, fees and commissions and other Selling Expenses) received by such Holder in connection with such registration. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such Indemnified Person in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the indemnifying party on the one hand and the Indemnified Person on the other in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party on the one hand or the Indemnified Person on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) The Parties agree that it would not be just and equitable if contribution pursuant to Section 6(d) were determined by pro rata allocation (even if the Holders of Registrable Securities or any agents or underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in Section 6(d). The amount paid or payable by an Indemnified Person as a result of the Losses referred to above in Section 6(d) shall be deemed to include any reasonable legal or other reasonable documented out-of-pocket expenses incurred by such Indemnified Person in connection with investigating or defending any such action or claim.

(f) Notwithstanding the provisions of Section 6(d), no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(g) For purposes of Section 6(d), each Person who controls any Holder, agent or underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and each director, officer, employee and agent of any such Holder, agent or underwriter, shall have the same rights to contribution as such Holder, agent or underwriter, and each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and each officer and director of the Company shall have

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the same rights to contribution as the Company subject in each case to the applicable terms and conditions of this Section 6(g).

(h) The provisions of this Section 6 will remain in full force and effect, regardless of any investigation made by or on behalf of any Holder or the Company or any of the officers, directors or controlling Persons referred to in this Section 6 hereof, and will survive the transfer of Registrable Securities.

(i) The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

7. Miscellaneous.

(a) Specific Performance; Remedies. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached and each Party further agrees that it shall not oppose any such demand for specific performance on the basis that monetary damages are available. Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies. The Parties agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agree that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate and shall waive any requirement for the posting of a bond or other security.

(b) Discontinued Disposition. Each Holder agrees by its acquisition of Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in clauses (ii) through (iv) of Section 3(d) or the occurrence of a Suspension Period, such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemental Prospectus or amended Registration Statement or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this Section 7(b). In the event the Company shall give any such notice, the period during which the applicable Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus or is advised in writing by the Company that the use of the Prospectus may be resumed.

(c) Amendments. This Agreement may be amended, modified, extended or terminated, and the provisions hereof may be waived, only with (i) the prior written consent of the Company and (ii) the affirmative vote of Holders of a Majority of Registrable Securities; provided that (1) in no event shall the obligations of any Holder of Registrable Securities be increased or the rights of any Holder be materially adversely affected (without similarly increasing or adversely affecting the rights of all Holders), except with the written consent of such Holder; (2) Section 3(y) shall not be amended except with the affirmative vote of Holders of 75% of Registrable Securities; (3) any amendment, modification or waiver that would adversely affect in any respect (other than in de minimis respects) the rights or obligations of any Holder (or group of Holders relative to other Holders) without similarly and proportionally affecting the rights or obligations hereunder of all other Holders (for the avoidance of doubt, without giving effect to any Holder’s specific holdings of Registerable Securities, specific tax or economic position, any other matters personal to a Holder or any rights given to Holder s owning a

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certain level of Registrable Securities and not, in each case, such affected Holder specifically), shall not be effective as to such Holder without such Holder’s prior written consent; and (4) to the extent any waiver, amendment, modification or termination has the purpose or effect of (x) delaying the requirement that the Company file a Shelf Registration Statement or cause the Shelf Registration Statement to be declared effective, in each case, until a date that is ninety (90) days or more from the applicable due date with respect thereto or (y) modifying or amending the requirement that the Company keep the Shelf Registration Statement effective, such amendment, modification or termination must be approved by all Holders of Registrable Securities hereunder. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders of Registrable Securities may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Registration Statement.

(d) Waivers. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any such prior or subsequent occurrence. Neither the failure nor any delay on the part of any Party to exercise any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

(e) Termination and Effect of Termination. This Agreement shall terminate with respect to each Holder when such Holder no longer holds any Registrable Securities and will terminate in full when no Holder holds any Registrable Securities, except for the provisions of Section 6, which shall survive any such termination. No termination under this Agreement shall relieve any Person of liability for breach or Registration Expenses incurred prior to termination. In the event this Agreement is terminated, each Person entitled to indemnification rights pursuant to Section 6 shall retain such indemnification rights with respect to any matter that (i) may be an indemnified liability thereunder and (ii) occurred prior to such termination.

(f) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile (with confirmation of delivery) or electronic mail in PDF or similar electronic or digital format (with confirmation of receipt) at or prior to 5:00 p.m. (New York time) on a Business Day in the place of receipt, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile (with confirmation of delivery) or electronic mail in PDF or similar electronic or digital format (with confirmation of receipt) later than 5:00 p.m. (New York time) on any date and at or prior to 11:59 p.m. (New York time) on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service and (iv) upon actual receipt by the Party to whom such notice is required to be given. The address for such notices and communications shall be as follows (or at such other address as shall be given in writing by any Party to the other Parties):

If to the Company:

Noble Corporation

13135 Dairy Ashford Road, Suite 800

Sugar Land, TX 77478

Attention: William Turcotte

E-Mail: wturcotte@noblecorp.com

If to any other Person who is then a Holder, to the address of such Holder as it appears on the signature pages hereto or such other address as may be designated in writing hereafter by such Person.

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(g) Successors and Assigns; Transfers; New Issuances. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors and legal representatives. Each of A.P. Moller Og Hustru Chastine Mc-Kinney Mollers Familiefond and Den A.P. Mollerske Stottefond shall be entitled to become a Holder hereunder by executing and delivering to the Company a joinder agreement in substantially the form attached hereto as Exhibit A agreeing to become subject to and bound by the terms of this Agreement. The rights of a Holder hereunder may be transferred, assigned, or otherwise conveyed on a pro rata basis in connection with any transfer, assignment, or other conveyance of Registrable Securities to any transferee or assignee; provided that all of the following additional conditions are satisfied with respect to any transfer, assignment or conveyance of rights hereunder: (i) such transfer or assignment is made in compliance with the Securities Act, any other applicable securities or “blue sky” laws, or rules or regulations promulgated by FINRA, and the terms and conditions of the organizational documents of the Company; (ii) such transferee or assignee shall have delivered to the Company a joinder agreement in substantially the form attached hereto as Exhibit A agreeing to become subject to and bound by the terms of this Agreement; and (iii) the Company is given written notice by such Holder of such transfer or assignment, stating the name and address of the transferee or assignee, identifying the Registrable Securities with respect to which such rights are being transferred or assigned and the total number of Registrable Securities and other Capital Stock of the Company beneficially owned by such transferee or assignee. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not transfer or assign its rights or obligations hereunder without the prior written consent of each Holder.

(h) Governing Law. This Agreement, and any claim, controversy or dispute arising under or related to this Agreement, shall be governed by, and construed in accordance with, the laws of the State of New York.

(i) Submission to Jurisdiction. Each of the Parties, by its execution of this Agreement, (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York and the state courts sitting in the State of New York, County of New York for the purpose of any Proceeding arising out of or based upon this Agreement or relating to the subject matter hereof, (ii) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its Subsidiaries to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (iii) hereby agrees not to commence or maintain any Proceeding arising out of or based upon this Agreement or relating to the subject matter hereof or thereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such Proceeding to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Notwithstanding the foregoing, to the extent that any party hereto is or becomes a party in any litigation in connection with which it may assert indemnification rights set forth in this Agreement, the court in which such litigation is being heard shall be deemed to be included in clause (i) above. Notwithstanding the foregoing, any party to this Agreement may commence and maintain an action to enforce a judgment of any of the above-named courts in any court of competent jurisdiction. Each party hereto hereby consents to service of process in any such Proceeding in any manner permitted by New York law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 7(f) hereof is reasonably calculated to give actual notice.

(j) Waiver of Venue. The Parties irrevocably and unconditionally waive, to the fullest extent permitted by applicable law, (i) any objection that they may now or hereafter have to the laying of venue of any Proceeding arising out of or relating to this Agreement in any court referred to in Section 7(i) and (ii) the defense of an inconvenient forum to the maintenance of such Proceeding in any such court.

(k) WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES THAT ANY DISPUTE THAT MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED

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AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY EXPRESSLY WAIVES ITS RIGHT TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE SCOPE OF THIS WAIVER IS INTENDED TO ENCOMPASS ANY AND ALL ACTIONS, SUITS AND PROCEEDINGS THAT RELATE TO THE SUBJECT MATTER OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY REPRESENTS THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND WITH THE ADVICE OF COUNSEL HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND REPRESENTATIONS IN THIS SECTION 7(k).

(l) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(m) Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior contracts or agreements with respect to the subject matter hereof and supersedes any and all prior or contemporaneous discussions, agreements and understandings, whether oral or written, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

(n) Execution of Agreement. This Agreement may be executed and delivered (by facsimile, by electronic mail PDF or otherwise) in any number of counterparts, each of which, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement.

(o) Determination of Ownership. In determining ownership of Company Ordinary Shares hereunder for any purpose, the Company may rely solely on the records of the transfer agent for the Company Ordinary Shares, other Capital Stock from time to time, or, if no such transfer agent exists, the Company’s ledger.

(p) Headings; Section References. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(q) No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Holders may be partnerships or limited liability companies, each of the Holders and the Company agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any of the Company’s or the Holder’s former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Representatives, Affiliates, members, financing sources, managers, general or limited partners or assignees (each, a “Related Party” and collectively, the “Related Parties”), in each case other than the Company, the current or former Holders or any of their respective assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable Proceeding, or by virtue of any applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to,

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be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of the Company or the Holders under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, nothing in this Section 7(q) shall relieve or otherwise limit the liability of the Company or any current or former Holder, as such, for any breach or violation of its obligations under this Agreement or such agreements, documents or instruments.

(r) Descriptive Headings; Interpretation; No Strict Construction. Unless the context requires otherwise: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (ii) references to Sections, paragraphs and clauses refer to Sections, paragraphs and clauses of this Agreement; (iii) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation”; (iv) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (vi) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (vii) references to any law or statute shall be deemed to refer to such law or statute as amended or supplemented from time to time and shall include all rules and regulations and forms promulgated thereunder, and references to any law, rule, form or statute shall be construed as including any legal and statutory provisions, rules or forms consolidating, amending, succeeding or replacing the applicable law, rule, form or statute; (viii) references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (ix) references to any Person include such Person’s successors and permitted assigns; (x) references to “days” are to calendar days unless otherwise indicated; and (xi) references to “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Each of the Parties hereto acknowledges that each Party was actively involved in the negotiation and drafting of this Agreement and agrees that no law or rule of construction shall be raised or used in which the provisions of this Agreement shall be construed in favor or against any Party hereto because one is deemed to be the author thereof. All references to laws, rules, regulations and forms in this Agreement shall be deemed to be references to such laws, rules, regulations and forms, as amended from time to time or, to the extent replaced, the comparable successor thereto in effect at the time. All references to agencies, self-regulatory organizations or governmental entities in this Agreement shall be deemed to be references to the comparable successors thereto from time to time.

(s) Recapitalizations, Exchanges, etc. The provisions of this Agreement shall apply to the fullest extent set forth herein with respect to (i) the Company Ordinary Shares, (ii) any and all securities into which Company Ordinary Shares are converted, exchanged or substituted in any recapitalization or other capital reorganization by the Company and (iii) any and all equity securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in conversion of, in exchange for or in substitution of, the Company Ordinary Shares and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof. The Company shall cause any successor or assign (whether by merger, consolidation, sale of assets or otherwise) to assume the obligations of the Company under this Agreement or enter into a new registration rights agreement with the Holders on terms substantially the same as this Agreement as a condition of any such transaction.

(t) Aggregation. All Registrable Securities owned or acquired by any Holder or its Affiliated entities or Persons (assuming full conversion, exchange and exercise of all convertible, exchangeable and exercisable securities into Registrable Securities) shall be aggregated together for the purpose of determining the availability of any right under this Agreement, and for purposes concerning any underwriting cutback provision, any such Holder and its Affiliates shall be deemed to be a single participating Holder, and any proportionate reduction with respect to such participating Holder shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such participating Holder.

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(u) Further Assurances. Each of the Parties to this Agreement shall, and shall cause their Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and to give effect to the transactions contemplated hereby.

(v) No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto (including any future parties pursuant to Section 7(g)) and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have executed this Registration Rights Agreement as of the date first written above.

NOBLE FINCO LIMITED

By:
Name:	[●]
Title:	[●]

HOLDERS

[●]

By:
Name:	[●]
Title:	[●]

[Signature Page to Registration Rights Agreement]

SCHEDULE I

Holders

APMH INVEST A/S, a company incorporated in Denmark with registration number 36 53 38 46 and whose registered office is Esplanaden 50, 1263 Copenhagen, Denmark

Schedule I

EXHIBIT A

Form of Joinder Agreement

The undersigned hereby agrees, effective as of the date set forth below, to become a party to that certain Registration Rights Agreement (as amended, restated and modified from time to time, the “Agreement”) dated as of [•], 2021, by and among Noble Finco Limited, a private limited company formed under the laws of England and Wales (the “Company”), and the holders of the Company Ordinary Shares named therein, and for all purposes of the Agreement the undersigned will be included within the term “Holder” (as defined in the Agreement). The address, facsimile number and email address to which notices may be sent to the undersigned are as follows:

Address:

Facsimile No.:
Email:
Date:

[If entity]

[ENTITY NAME]

By:
Name:
Title:

[If individual]

Individual Name:

Exhibit A-1

EXHIBIT B

Form of Plan of Distribution1

The selling shareholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling shareholder as a gift, partnership distribution or other permitted transfer after the date of the applicable prospectus (all of whom may be selling shareholders), may sell some or all of the securities covered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which our ordinary shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling shareholders may sell the securities by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which our ordinary shares are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	“at-the-market” offering transactions;

•	short sales, either directly or with a broker-dealer or affiliate thereof;

•	through the writing of options on the ordinary shares, whether or not the options are listed on an options exchange;

•	through loans or pledges of the ordinary shares to a broker-dealer or an affiliate thereof;

•

by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our ordinary shares;

•	through the distribution by any selling shareholder to its partners, members or equity holders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

For example, the selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of our ordinary shares. These brokers, dealers or underwriters may act as principals, or as an agent of a selling shareholder. Broker-dealers may agree with a selling shareholder to sell a specified number of ordinary shares at a stipulated price. If the broker-dealer is unable to sell the ordinary shares acting as agent for a selling shareholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire ordinary shares as principals may thereafter resell the ordinary shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the ordinary shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

[1]	The Plan of Distribution will be appropriately modified in the event that any securities other than ordinary shares are offered for distribution in accordance with the terms of the Agreement.

Exhibit B-1

A selling shareholder may also enter into hedging and/or monetization transactions. For example, a selling shareholder may:

•

enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling shareholder and engage in short sales of our ordinary shares under this prospectus, in which case the other party may use ordinary shares received from the selling shareholder to close out any short position;

•	sell short our ordinary shares under this prospectus and use ordinary shares held by the selling shareholder to close out any short position;

•

enter into options, forwards or other transactions that require the selling shareholder to deliver, in a transaction exempt from registration under the Securities Act, ordinary shares to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling shareholder and publicly resell or otherwise transfer ordinary shares under this prospectus;

•

loan or pledge ordinary shares to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling shareholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling shareholder and sell the pledged shares, under this prospectus. As and when a selling shareholder takes such actions, the number of securities offered under this prospectus on behalf of such selling shareholder will decrease. The plan of distribution for that selling shareholder’s ordinary shares will otherwise remain unchanged; or

•

enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling shareholder or borrowed from the selling shareholder or others to settle those sales or to close out any related open borrowings of ordinary shares, and may use securities received from the selling shareholder in settlement of those derivatives to close out any related open borrowings of ordinary shares. The third party in such sale transactions may be an underwriter and, if applicable, will be identified as such in the applicable prospectus supplement (or a post-effective amendment).

The selling shareholders may also sell ordinary shares pursuant to Rule 144 under the Securities Act.

We do not know of any arrangements by the selling shareholders for the sale of our ordinary shares.

To the extent required under the Securities Act, the aggregate amount of selling shareholders’ ordinary shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the ordinary shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholders’ ordinary shares for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the ordinary shares sold by them may be deemed to be underwriting discounts and commissions.

The selling shareholders and other persons participating in the sale or distribution of the ordinary shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the ordinary shares by the

Exhibit B-2

selling shareholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of ordinary shares in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the particular ordinary shares being distributed for a period of up to five (5) Business Days before the distribution. These restrictions may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

To the extent permitted by applicable law, this plan of distribution may be modified in a prospectus supplement or otherwise.

We agreed to register the ordinary shares under the Securities Act and to keep the registration statement of which this prospectus is a part effective for a specified period of time. We have also agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from sales of any ordinary shares by the selling shareholders.

We cannot assure you that the selling shareholders will sell all or any portion of the ordinary shares offered hereby. All of the foregoing may affect the marketability of the securities offered hereby.

Exhibit B-3

Annex G

November 9, 2021

The Board of Directors of

Noble Corporation

13135 Dairy Ashford, Suite 800

Sugar Land, TX 77478

Members of the Board of Directors:

We understand that Noble Corporation, a Cayman Islands exempted company (“Parent”), proposes to enter into a Business Combination Agreement (the “Agreement”), by and among Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirectly wholly-owned subsidiary of Parent (“Topco”), Parent, Noble Newco Sub Limited, a Cayman Islands exempted company and direct wholly-owned subsidiary of Topco (“Merger Sub”), and The Drilling Company of 1972 A/S, a Danish public limited liability company (the “Company”). Pursuant to the Agreement, (i) Parent will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a direct wholly-owned subsidiary of Topco (the “Parent Merger”) and, as a result of the Parent Merger, among other things, each Parent Share issued and outstanding immediately prior to the Parent Merger Effective Time (other than Parent Shares held by Parent as treasury shares) shall be automatically converted into the right to receive one Topco Share (the “Parent Exchange Ratio”), (ii) Topco will commence a voluntary tender exchange offer (the “Offer”) to, subject to certain conditions, exchange each issued and outstanding Company Share (other than Company Shares owned by the Company) for 1.6137 Topco Shares, provided that each Company Shareholder may make a Cash Election to receive up to $1,000 in cash, payable in DKK, subject to certain terms and conditions, for Topco Shares that it would otherwise be entitled to receive (the “Offer Consideration”), and (iii) following the Closing Date, on the terms and subject to the conditions set forth in the Agreement, Company Shares not exchanged in the Offer shall be purchased for the Offer Consideration (the “Compulsory Purchase” and, collectively with the Parent Merger and the Offer, the “Transaction”).

The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Agreement.

The Board of Directors of Parent has requested our opinion as to the fairness of the Parent Exchange Ratio, from a financial point of view, to the holders of Parent Shares (other than Parent Shares held by the Company or its Affiliates), as of the date hereof.

For purposes of the opinion set forth herein, we have, among other things:

(i) reviewed a draft of the Agreement dated as of November 8, 2021;

(ii) reviewed certain publicly available financial statements and other business and financial information relating to Parent and the Company which we believed to be relevant;

Letter to the Board of Directors of Noble Corporation

November 9, 2021

(iii) reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Parent prepared and furnished to us by management of Parent;

(iv) reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared by the Company and furnished to us by management of Parent;

(v) reviewed certain non-public projected financial data relating to Parent prepared and furnished to us by management of Parent;

(vi) reviewed certain dayrate curve and utilization assumptions prepared and furnished to us by management of Parent;

(vii) reviewed certain non-public projected financial data relating to the Company prepared by Parent and furnished to us by management of Parent;

(viii) reviewed and discussed the past and current business, operations, current financial condition and financial projections of Parent and the Company with management of Parent (including their views on the amounts, timing, risks, achievability and uncertainties of attaining such projections);

(ix) reviewed the reported prices and the historical trading activity of the ordinary shares of Parent and shares of the Company and compared such prices with those of securities of certain publicly traded companies which we believed to be relevant;

(x) compared the financial performance of Parent and the Company and their respective stock market trading multiples with those of certain other publicly traded companies which we believed to be relevant;

(xi) reviewed estimates of synergies anticipated by Parent management to result from the Transaction; and

(xii) performed such other studies, analyses and examinations and considered such other factors which we believed to be appropriate.

In arriving at our opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the financial and other information supplied or otherwise made available to, discussed with, or reviewed by us (including information that is available from generally recognized public sources), and we assume no liability therefor. We have further assumed, with your consent, that all of the information furnished by management of Parent for purposes of our analysis is accurate as of the date hereof (except to the extent superseded by other information provided prior to the date hereof) and does not contain any material omissions or misstatement of material facts. With respect to the projected financial data relating to Parent and the Company referred to above, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Parent as to the future financial performance of Parent and the Company. We express no view as to any projected financial data relating to Parent or the Company, or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the final executed Agreement will not differ from the draft Agreement reviewed by us, and that all conditions to the consummation of the Transaction will be satisfied without material waiver, modification or delay. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Parent, the Company, the contemplated benefits expected to be derived in the proposed Transaction or the consummation of the Transaction.

Letter to the Board of Directors of Noble Corporation

November 9, 2021

We have not made, nor assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Parent or the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of Parent or the Company under any laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Parent Exchange Ratio, from a financial point of view, to the holders of Parent Shares (other than Parent Shares held by the Company or its Affiliates), as of the date hereof. We have not been asked to express, and we do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other securities (including the Parent Warrants), creditors or other constituencies of Parent, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Parent, or any class of such persons, whether relative to the Parent Exchange Ratio or otherwise, nor as to the fairness of any other term of the Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Parent, nor does it address the underlying business decision of Parent to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of Parent or to any other persons in respect of the Transaction, including as to how any Parent Shareholder should vote or act in respect of the Parent Merger. We express no opinion as to the price at which ordinary shares of Parent or Topco will trade at any time. We have not been asked to pass upon, and express no opinion with respect to, any tax or other consequences that may result from the Transaction. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by Parent and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Board of Directors of Parent in connection with the Transaction. We will receive a fee for our services, a portion of which will become payable upon the rendering of this opinion. We will also be entitled to receive a transaction fee if the Transaction is consummated. Parent has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, we and our affiliates (“Ducera”) provided financial advisory services to Parent and its affiliates pursuant to which compensation was received by Ducera. During the two year period prior to the date hereof, no material relationship existed between Ducera and the Company or Topco pursuant to which compensation was received by Ducera. We may provide financial or other services to Parent, the Company, Topco or their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Ducera provides investment banking and other advisory services to a wide range of entities and individuals, domestically and internationally, from which conflicting interests or duties may arise. In the ordinary course of such activities, Ducera may actively trade or otherwise effect transactions, for its own account and for the accounts of its clients, in debt or equity securities, or related derivative securities, or financial instruments (including bank loans or other obligations) of Parent, the Company, Topco or their respective affiliates, and accordingly Ducera may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein, is addressed to, and for the information and assistance of, the Board of Directors of Parent in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by the fairness opinion committee of Ducera Securities LLC in accordance with the procedures for opinions as to fairness of Ducera Securities LLC.

Letter to the Board of Directors of Noble Corporation

November 9, 2021

This opinion may not be reproduced, summarized or referred to in any public document or given to any other person without our prior written consent; provided, however, if required by applicable law, rule or regulation, this opinion may be included in any disclosure document filed by Parent (or a joint filing involving Parent) with the U.S. Securities and Exchange Commission with respect to the Transaction; provided, further, that this opinion is reproduced in full, and that any description of, or reference to, Ducera or summary of this opinion in the disclosure document is in a form acceptable to Ducera.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Parent Exchange Ratio is fair, from a financial point of view, to the holders of Parent Shares (other than Parent Shares held by the Company or its Affiliates).

Very truly yours,

DUCERA SECURITIES LLC

/s/ Michael A. Kramer
Name: Michael A. Kramer
Title: Chief Executive Officer

Annex H

10 November 2021

The Board of Directors

The Drilling Company of 1972 A/S

Lyngby Hovedgate 85

2800 Kongens Lyngby

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the shares of par value DKK 10 per share (the “Company Shares”) in the share capital of The Drilling Company of 1972 A/S, a Danish public limited liability company (the “Company”) of the consideration to be paid to such holders in the proposed Transaction (as defined below) pursuant to the Business Combination Agreement, dated November 10, 2021 (the “Agreement”), among Noble Finco Limited, a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Parent (as defined below) (“Topco”), Noble Corporation, a Cayman Islands exempted company (the “Parent”), Noble Newco Sub Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of Topco (“Merger Sub”), and the Company.

Pursuant to the Agreement, Topco will commence a tender offer (the “Tender Offer”) for all of the Company Shares, other than Company Shares held in treasury or owned by the Company, at a price for each share equal to 1.6137 ordinary shares of Topco, par value USD 0.00001 (the “Topco Shares”), with the option (the “Offer Election”) for each holder of Company Shares to receive up to USD 1,000 cash, payable in DKK, in an amount equal to the product of (i) the number of Company Shares subject to the Offer Election, (ii) 1.6137 and (iii) the volume-weighted average closing price of the ordinary shares of the Parent, par value of USD 0.00001 (the “Parent Shares”), for the ten trading days ending on the date two business days immediately prior to the publication of the tender offer document (collectively, the “Consideration”). The Agreement provides, upon consummation of the Tender Offer and if more than 90% of the issued and outstanding Company Shares are acquired by Topco in the Tender Offer, Topco will initiate a compulsory purchase (the “Compulsory Purchase”) of any Company Shares not exchanged in the Tender Offer (the “Minority Shares”) at a price for each share equal to the Consideration (i) either in cash or in Topco Shares at the election (the “Compulsory Purchase Election”, and together with the Offer Election, the “Consideration Election”) of each holder of Minority Shares who responds during the mandatory notice period pursuant to section 70-72 of the Danish Companies Act and (ii) in cash only for any holder of Minority Shares who does not respond during such period. The Agreement further provides that the Parent will be merged with and into Merger Sub (the “Merger”) and each Parent Share, other than shares of Parent Shares held in treasury or owned by the Parent, will be converted into the right to receive one Topco Share. The Tender Offer, the Compulsory Purchase and the Merger, together and not separately, are referred to herein as the “Transaction”. The Offer Election is subject to certain proration mechansims as set forth in the Agreement. We express no view or opinion as to the Consideration Election or such proration mechanisms.

Please be advised that while certain provisions of the Transaction are summarised above, the terms of the Transaction are more fully described in the Agreement. As a result, the description of the Transaction and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Agreement.

In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Parent and the Company, the industries in which they operate and certain other companies engaged in businesses comparable to them; (iii) compared the financial and operating performance of the Parent and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Parent Shares and the Company Shares and certain publicly traded securities of such other companies; (iv) reviewed certain internal, unaudited financial analyses, projections, assumptions and forecasts prepared by the management of the Company relating to the Company’s business and the Parent’s business, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Parent with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Parent, the financial condition and future prospects and operations of the Parent, the Company and Topco, the effects of the Transaction on the financial condition and future prospects of the Company, the Parent and Topco, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Parent and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Parent, the Company or Topco under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses, projections, assumptions and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Parent and the Company to which such analyses, projections, assumptions or forecasts relate. We express no view as to such analyses, projections or forecasts (including the Synergies) or the assumptions on which they were based and the Company has confirmed that we may rely upon such analyses, projections, assumptions and forecasts (including the Synergies) in the delivery of this opinion. We have assumed for the purpose of rendering this opinion that each holder of Company Shares will elect to receive the Consideration solely in the form of Topco Shares. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Parent, Topco and the Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Parent, the Company or Topco or on the contemplated benefits of the Transaction. In giving our opinion, we have relied on the Company’s commercial assessments of the Transaction. The decision as to whether or not the Company enters into a Transaction (and the terms on which it does so) is one that can only be taken by the Company.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Shares in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the

Consideration to be paid to the holders of the Company Shares in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Shares, Topco Shares or the Parent Shares will trade at any future time. As a result, other factors after the date hereof may affect the value of the business of the Company after consummation of the Transaction, including but not limited to (i) the total or partial disposition of the share capital of the Company by shareholders of the Company within a short period of time after the effective date of the Transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company, (v) any necessary actions by or restrictions of governmental agencies or regulatory authorities, and (vi) timely execution of all necessary agreements to complete the Transaction on terms and conditions that are acceptable to all parties at interest. No opinion is expressed as to whether any alternative transaction might be more beneficial to the Company.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Parent for which we and such affiliates have received customary compensation. Such services during such period have included acting as lead arranger and administrative agent to the Parent in connection with a financing facility in August 2020. In addition, we and our affiliates hold, on a proprietary basis, less than 2% of the outstanding common stock of the Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Shares in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities plc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its Company Shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter, including, without limitation, whether such shareholder should elect to receive the Consideration in the form of cash or Topco Shares, or make no election, in the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy statement, if required by applicable law, mailed to shareholders of the Company, or as otherwise required by applicable law, but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES PLC

J.P. Morgan Securities plc

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Neither Noble nor Topco may complete the offer to exchange, and securities may not be sold nor may offers to exchange be accepted, prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted. This prospectus shall not confer any legally binding obligations upon either Noble, Topco or Maersk Drilling. All Maersk Drilling shareholders should read the Offer Document, which is the legally binding document governing the terms and conditions of the Offer, in its entirety.

ALTERNATIVE INFORMATION FOR THE EXCHANGE OFFER PROSPECTUS

1.	The exchange offer prospectus will have the following cover page and introductory legends:

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2022

Voluntary recommended public share exchange offer to the shareholders of

The Drilling Company of 1972 A/S

(Company registration no. (CVR) 40 40 47 16)

to exchange each outstanding share of The Drilling Company of 1972 A/S for 1.6137 ordinary shares of Noble Finco Limited submitted by

Noble Finco Limited

Noble Finco Limited (“Topco”), a private limited company formed under the laws of England and Wales and an indirect, wholly owned subsidiary of Noble Corporation, an exempted company incorporated in the Cayman Islands with limited liability (“Noble”), will be offering to exchange (the “Offer”) A ordinary shares, par value $0.00001 per share (the “Topco Shares”), of Topco for 100% of the issued and outstanding ordinary shares, nominal value DKK 10 per share (“Maersk Drilling Shares”), of The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling”).

On November 10, 2021, Topco, Maersk Drilling, Noble and Noble Newco Sub Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of Topco (“Merger Sub”) entered into a Business Combination Agreement (as it may be amended or supplemented from time to time, the “Business Combination Agreement”), which sets forth the rights and obligations of the parties with respect to Topco’s intention to acquire all of the outstanding Maersk Drilling Shares. As of the date of this prospectus, Topco owns none of the issued and outstanding Maersk Drilling Shares. Pursuant to the Business Combination Agreement, among other things, (i) (x) Noble will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of Topco and (y) the ordinary shares, par value $0.00001 per share, of Noble (“Noble Shares”) will convert into an equivalent number of Topco Shares, and (ii) (x) Topco will initiate and complete the Offer (together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (y) upon the consummation of the Offer and subject to acceptance by Maersk Drilling shareholders representing more than 90% of the outstanding Maersk Drilling Shares (excluding any treasury shares held by Maersk Drilling), Topco intends to redeem any Maersk Drilling Shares not exchanged in the Offer for, at the election of the holder, either Topco Shares or cash (or, for those holders that do not make an election, only cash), under Danish law by way of a compulsory purchase (the “Compulsory Purchase”).

Topco will be offering to exchange each Maersk Drilling Share that is validly tendered and not validly withdrawn pursuant to the Offer for the right to receive 1.6137 Topco Shares (the “Exchange Ratio”), subject to the terms and conditions summarized in this prospectus. The full terms and conditions will be set out in their entirety in the Danish exchange offer document to be approved by the Danish Financial Supervisory Authority (“DFSA”) (the “Offer Document”), which is the legally binding document that will govern the terms and conditions of the Offer. Topco is also, by way of the Offer Document, be offering each Maersk Drilling shareholder the opportunity to elect (the “Cash Election”) to receive cash consideration in lieu of their right to receive Topco Shares, up to an amount of $1,000 in cash, payable in DKK, per Maersk Drilling shareholder (“Cash Consideration”), subject to an aggregate cash consideration cap of $50 million. To the extent a Maersk Drilling shareholder makes a Cash Election, the Cash Consideration will be calculated as the product of (A) the number of Maersk Drilling Shares owned by such shareholder, (B) the Exchange Ratio and (C) the volume-weighted average closing price of the Noble Shares for the 10 trading days ending on the date two business days prior to the publication of the Offer Document.

In this exchange offer prospectus, the Topco Shares to be exchanged for Maersk Drilling Shares is referred to as the “Share Consideration”.

ALT-1

No fractional Topco Shares will be delivered in connection with the Offer. Instead, each Maersk Drilling shareholder who participates in the Offer that would otherwise be entitled to a fraction of a Topco Share will receive cash in an amount equal to the product of the fractional Topco Share such shareholder otherwise would be entitled to receive and the closing price on the New York Stock Exchange (“NYSE”) for a Noble Share on the last trading day immediately preceding the effective time of the Merger (the “Merger Effective Time”).

The offer period for the Offer is expected to commence as soon as practically possible after the Offering Circular (as defined below) and the Offer Document have been approved by the DFSA, with an expected duration of at least four weeks (the “Offer Period”). Maersk Drilling shareholders will be bound by their tenders throughout the Offer Period (as defined herein). Maersk Drilling shareholders, other than APMH Invest (as defined below), shall, however, have the right to withdraw their tenders in the event of a competing offer made pursuant to Section 25(1) of the Takeover Order (a “Competing Offer”). See “The Offer—Withdrawal Rights.” As used herein, “Offering Circular” means one or more prospectuses (or similar document prepared in reliance on an applicable exemption under the EU Prospectus Regulation) to be prepared by Topco and/or Noble pursuant to Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, and the rules and regulations promulgated thereunder (the “EU Prospectus Regulation”).

Topco’s obligation to consummate the Offer is subject to a number of conditions, including that the Noble shareholders approve the requisite proposals to be voted upon at the General Meeting (as defined below). The conditions of the Offer are governed in their entirety by the Offer Document. We describe these conditions in the section entitled “The Offer—Conditions to the Offer.”

Noble will hold an extraordinary meeting of its shareholders (the “General Meeting”) on                , 2022 at                , Central Time, at                , to, among other things, vote on the Business Combination Proposals.

The Noble Shares are currently listed on the NYSE under the trading symbol “NE.” On                , the closing price of Noble Shares on the NYSE was $        per share. The Maersk Drilling Shares are currently listed on Nasdaq Copenhagen under the trading symbol “DRLCO.” On                 , the closing price of Maersk Drilling Shares on Nasdaq Copenhagen was DKK                per share. Maersk Drilling shareholders are urged to obtain current market quotations for the Noble Shares and Maersk Drilling Shares. The Topco Shares are not currently listed on any national securities exchange. However, as a condition to the Offer, the Topco Shares must be approved for listing, subject to official notice of issuance, on each of the NYSE and Nasdaq Copenhagen.

FOR A DISCUSSION OF RISKS AND OTHER FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION OF THIS PROSPECTUS ENTITLED “RISK FACTORS” BEGINNING ON PAGE 27.

THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES PURSUANT HERETO, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED OR WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH JURISDICTION. IF YOU ARE IN ANY DOUBT AS TO YOUR ELIGIBILITY TO PARTICIPATE IN THE OFFER, YOU SHOULD CONTACT YOUR PROFESSIONAL ADVISOR IMMEDIATELY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY US STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DECLINED TO APPROVE THE OFFER OR THE OFFER DOCUMENT, PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR PROVIDED AN OPINION AS TO THE ACCURACY OR COMPLETENESS OF THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE OFFER. ANY DECLARATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENCE.

The date of this prospectus is                 , 2022.

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2.

The section entitled “Questions and Answers about the Business Combination and the General Meeting” in the Noble proxy statement/prospectus will be replaced with the following section entitled “Questions and Answers about the Offer and the Business Combination”:

About the Offer

Q:	Who is offering to exchange my Maersk Drilling Shares?

A:

Topco, an indirect, wholly owned subsidiary of Noble, will be offering to exchange each Maersk Drilling Share that is validly tendered and not properly and validly withdrawn pursuant to the Offer for the right to receive 1.6137 Topco Shares, subject to the terms and conditions contained in the Offer Document and described in this prospectus.

Topco is a private limited company formed under the laws of England and Wales and Noble is an exempted company incorporated in the Cayman Islands with limited liability. Topco will re-register as a public limited company in England and Wales prior to the making of the Offer.

Q:	What are the classes and amounts of securities sought in the Offer?

A:

Topco will be offering to exchange Topco Shares for Maersk Drilling Shares that are validly tendered and not properly and validly withdrawn pursuant to the Offer, subject to the terms and conditions described in this prospectus and the Offer Document. The Offer will not extend to (i) any treasury shares held by Maersk Drilling and (ii) for the avoidance of doubt, any other financial instruments issued by Maersk Drilling.

Q:	Is there an agreement governing the Offer?

A:

Yes. In order to effect a business combination between Noble and Maersk Drilling, Noble, Topco, Maersk Drilling and Merger Sub entered into the Business Combination Agreement, which sets forth the rights and obligations of the parties with respect to the intention of Topco to initiate the Offer. On the terms and subject to the conditions of the Business Combination Agreement, Noble and Maersk Drilling have agreed to combine their businesses through the Merger and the Offer, as a result of which both of Noble and Maersk Drilling will become wholly owned subsidiaries of Topco. The Offer Document is the sole legal document governing the terms and conditions of the Offer.

See “The Business Combination Agreement and Ancillary Documents” on page 132.

Q:	Why is Topco making the Offer?

A:

The Offer forms part of the Business Combination. Noble and Maersk Drilling will complete the Business Combination promptly after Topco receives legal title to the Maersk Drilling Shares tendered in the Offer, on the terms and subject to the conditions set forth in with the Business Combination Agreement.

Q:	What will Maersk Drilling shareholders receive in the Offer? Will I have to pay any fees or commissions?

A:

In the Offer, Topco will be offering 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares as consideration for each Maersk Drilling Share, provided that the Offer has been approved according to the terms and conditions of the Offer Document and that the Offer has not been terminated or withdrawn. The aggregate maximum number of Topco Shares to be offered for all Maersk Drilling Shares amounts to a maximum of                 Topco Shares.

Topco is also offering each Maersk Drilling shareholder the option to elect to receive Cash Consideration (the “Cash Election”), up to the amount of $1,000, payable in DKK, per Maersk Drilling shareholder, subject to an aggregate cash consideration cap of $50 million.

Any Cash Consideration payable to Maersk Drilling shareholders choosing to tender certain of their Maersk Drilling Shares by way of the Cash Election shall be calculated as the product of (A) the number of Maersk

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Drilling Shares subject to the Cash Election, (B) the Exchange Ratio and (C) $            , which is the volume-weighted average closing price of the Noble Shares for the 10 trading days ending on the date two business days prior to the publication of the Offer Document. A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected.

In the event the aggregate Cash Consideration to be paid in the Offer exceeds $50 million, the Maersk Drilling shareholders making a Cash Election shall receive their pro rata portion of cash in respect of their amount of Maersk Drilling Shares validly tendered by way of the Cash Election. If the cash consideration payable to a Maersk Drilling shareholder is reduced as a result of the cash consideration cap being exceeded, such Maersk Drilling shareholder will receive Share Consideration in respect of their remaining Maersk Drilling Shares tendered in the Offer.

Each of Maersk Drilling and Topco will take steps to ensure that each Maersk Drilling restricted stock unit award (a “Maersk Drilling RSU Award”) that is outstanding immediately prior to the acceptance time of the Offer (the “Acceptance Time”) is converted, at the Acceptance Time, into the right to receive on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion, such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

Any brokerage fees and/or other costs arising from Maersk Drilling shareholders’ acceptance of the Offer will be borne by such shareholders and Topco will have no obligation for such fees and costs. If you own your Maersk Drilling Shares through a broker, dealer, commercial bank, trust company, or other nominee and your broker, dealer, commercial bank, trust company, or other nominee tenders your Maersk Drilling Shares on your behalf, your broker, dealer, commercial bank, trust company, or nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company, or nominee to determine whether any charges will apply.

Topco will only deliver whole Topco Shares in the Offer. To the extent a Maersk Drilling shareholder otherwise would be entitled to a fractional Topco Share as a result of the Exchange Ratio, such shareholder will instead receive an amount in cash equal to the product of the fractional share interest such shareholder otherwise would be entitled to and the closing price on the NYSE for a Noble Share on the trading day immediately preceding the Merger Effective Time.

Q:	How will untendered shares of Maersk Drilling be affected after the Offer?

A:

As soon as possible following the Closing (which includes consummation of the Offer), if Topco holds more than 90% of all Maersk Drilling Shares and voting rights of Maersk Drilling, excluding any treasury shares held by Maersk Drilling), Topco intends to redeem any Maersk Drilling Shares not exchanged in the Offer for Topco Shares or Cash Consideration under Danish law by way of the Compulsory Purchase.

Topco intends to seek to delist the untendered Maersk Drilling Shares from Nasdaq Copenhagen at an appropriate time (including, to the extent permitted by Nasdaq Copenhagen, if upon Closing including consummation of the Offer, Topco holds more than 90% of all Maersk Drilling Shares and voting rights of Maersk Drilling, excluding any treasury shares held by Maersk Drilling). If delisting is achieved, Topco will in due course initiate amendments to the articles of association of Maersk Drilling to reflect that Maersk Drilling is no longer listed on Nasdaq Copenhagen.

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The Closing and the completion of the Offer is conditioned upon the satisfaction of the Minimum Acceptance Condition, unless waived by Topco in accordance with the terms of the Offer Document. Thus, at the completion of the Offer, Topco may own more than 80% (or, if lowered by Topco in its sole discretion, more than 70%) but not more than 90% of the share capital and voting rights of Maersk Drilling. Under Danish law, Topco must own more than 90% of the share capital and voting rights of Maersk Drilling (excluding any treasury shares held by Maersk Drilling) to implement the Compulsory Purchase. If the Closing occurs and the Offer is consummated, but Topco is unable to effectuate the Compulsory Purchase as a result of not owning more than 90% of the share capital and voting rights of Maersk Drilling, untendered Maersk Drilling Shares will remain outstanding and remaining minority Maersk Drilling shareholders will have certain minority protection rights under Danish law.

Q:	How long do Maersk Drilling shareholders have to decide whether to exchange their Maersk Drilling Shares for Topco Shares?

A:

You will have approximately four weeks during the Offer Period, unless the Offer is extended in accordance with the provisions of the Offer Document. Topco is not providing for guaranteed delivery procedures, and therefore Maersk Drilling shareholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”) and the Danish Settlement Agent prior to the expiration of the Offer Period.

Q:	Will there be a subsequent offer period?

A:

Topco and Noble will each reserve the right to acquire additional Maersk Drilling Shares at any given time following the Closing (which includes consummation of the Offer), whether through open market purchases, privately negotiated transactions or one or more tender offers or otherwise.

If, during a period of six months following the Closing, Topco (or a legal or natural person acting in concert with it) acquires Maersk Drilling Shares on terms that are more favorable than those of the Offer, Topco will compensate the Maersk Drilling shareholders who previously accepted the Offer in accordance with Section 7(1) of the Takeover Order.

Q:	Until what time can tenders by Maersk Drilling shareholders of their Maersk Drilling Shares be withdrawn?

A:	Maersk Drilling shareholders will be bound by their tenders throughout the Offer Period. Any tender of Maersk Drilling Shares pursuant to the Offer is therefore binding and irrevocable.

Maersk Drilling shareholders, other than APMH Invest, shall, however, have the right to withdraw their tenders in the event of a Competing Offer, in accordance with Section 29 of the Takeover Order. See “Summary—Irrevocable Undertaking” and “—Withdrawal Rights” for additional details.

Q:	What obligation does Topco have to accept any Maersk Drilling Shares for exchange?

A:

Topco reserves the right to withdraw or terminate the Offer at any time prior to consummation of the Offer upon the occurrence of certain circumstances, including if one or more of the conditions to the Offer have not been satisfied on expiry of the Offer Period. Upon withdrawal or termination of the Offer, the Offer will lapse irrevocably and any tender of Maersk Drilling Shares by Maersk Drilling shareholders will be without effect and will terminate.

Q:	What is the procedure to withdraw previously tendered Maersk Drilling Shares?

A:

In accordance with Section 29 of the Takeover Order, Maersk Drilling shareholders will only be entitled to withdraw their tenders in the event of a Competing Offer. In such event, each Maersk Drilling shareholder

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must notify its own account holding institution or its broker, dealer, commercial bank, trust company, or other nominee, of the withdrawal within three business days of publication of the offer document related to the Competing Offer.

Q:	Can the Offer be extended and, if so, under what circumstances?

A:

Topco may extend the Offer Period on one or more occasions at any time until the conditions to the Offer have been fulfilled or waived, subject to (i) certain undertakings given in favor of Maersk Drilling in the Business Combination Agreement and (ii) the requirements of Section 9 of the Takeover Order, which are (a) any extension must extend the Offer Period by at least two weeks, (b) the Offer Period can only be extended beyond 10 weeks if regulatory approvals are pending, and in no circumstances beyond 9 months from the date of the Offer Document, in each case, unless an exemption has been granted by the DFSA and (c) an extension may only be made on the basis of a supplement approved by the DFSA.

Topco reserves the right to extend the Offer Period in accordance with Section 21(3) of the Takeover Order no later than 18 hours after expiry of the Offer Period. In the event of such extended offer period, the extended offer period will expire on the date and at the time determined by Topco, however, each such extension will be no less than two (2) weeks.

The duration of the Offer Period in its entirety shall not exceed a maximum of ten (10) weeks, except if (a) a Competing Offer is publicly announced; and/or (b) the conditions to the Offer have not been satisfied due to pending regulatory approvals.

See “The Offer—Extension of the Offer Period.”

Q:	How will Maersk Drilling shareholders be notified if the Offer is extended?

A:

Topco will announce a possible extension of the Offer Period by way of a stock exchange release through Nasdaq Copenhagen, the OASM-database of the DFSA and electronic media if, and to the extent, required under applicable laws, rules and regulations, no later than 18 hours after expiration of the original Offer Period. Furthermore, Topco will announce any possible further extension of an already extended offer period no later than 18 hours after expiration of an already extended offer period.

Such announcement will be distributed via an electronically operated information system in the United States. Topco will also file such announcement with the SEC and otherwise comply with its obligation under U.S. securities laws with respect to informing shareholders of any material change in the information published, sent or given to shareholders.

Q:	What are the most significant conditions to the Offer?

A:

The Offer will be subject to a number of conditions, including the Minimum Acceptance Condition (as defined below) and the approval of certain resolutions by Noble shareholders and the receipt of certain governmental and regulatory approvals.

The conditions to the Offer must be satisfied or, to the extent permitted by applicable law and the terms of the Offer Document, waived at or prior to the expiration of the Offer Period. If the conditions are not satisfied, or, to the extent permitted by applicable law and the terms of the Offer Document, waived, the Offer will not be completed and tendered Maersk Drilling Shares will be returned to the registered holders of such Maersk Drilling Shares. Upon withdrawal or termination of the Offer, the Offer will lapse irrevocably and any tender of Maersk Drilling Shares by Maersk Drilling shareholders pursuant to the Offer will be without effect and will terminate.

See “The Offer—Conditions to the Offer.”

About the Business Combination

Q:	What will happen in the Business Combination?
A:

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, Noble and Merger Sub will effect the Merger in order to redomicile Noble in the United Kingdom

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and Topco will make the Offer to acquire all of the issued and outstanding Maersk Drilling Shares. As a result of the Business Combination, Topco will become the ultimate parent company and own the businesses of Noble, Maersk Drilling and their respective subsidiaries. Please see the section entitled “The Business Combination” for additional information.

Noble anticipates that, following Closing, the Noble Shares will be delisted from the NYSE and such securities will be deregistered under the Exchange Act. Topco intends to apply to list the Topco Shares on the NYSE under the symbol “                ” and on Nasdaq Copenhagen under the symbol “                ” upon the Closing. The Closing is conditioned upon the approval of the Topco Shares being approved for listing on the NYSE and for admission to trading and official listing on Nasdaq Copenhagen. Topco cannot assure you that the Topco Shares will be approved for listing on NYSE or for admission to trading and official listing on Nasdaq Copenhagen.

Q:	What will holders of Noble securities receive in the Business Combination?

A:	Subject to the terms and conditions of the Business Combination Agreement, upon consummation of the Merger:

•

each Noble Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one newly and validly issued, fully paid and non-assessable Topco Share (the “Merger Consideration”);

•

each Penny Warrant issued and outstanding immediately prior to the Merger Effective Time will cease to represent the right to acquire Noble Shares and will be automatically cancelled, converted into and exchanged for a number of Topco Shares equal to the number of Noble Shares underlying such Penny Warrant, rounded to the nearest whole share;

•

each Noble Warrant issued and outstanding immediately prior to the Merger Effective Time will be converted automatically into a Topco Warrant to acquire a number of Topco Shares equal to the number of Noble Shares underlying such Noble Warrant, with the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the applicable Noble Warrant Agreement; and

•

each Noble RSU Award that is outstanding immediately prior to the Merger Effective Time will cease to represent a right to acquire Noble Shares (or value equivalent to Noble Shares) and will be converted into the right to acquire, on the same terms and conditions as were applicable under the Noble RSU Award (including any vesting conditions), that number of Topco Shares equal to the number of Noble Shares subject to such Noble RSU Award immediately prior to the Merger Effective Time.

Q:	What will Maersk Drilling shareholders receive in the Business Combination?

A:

Subject to the terms and conditions set forth in the Business Combination Agreement, following the approval of certain regulatory filings with the DFSA, Topco has agreed to commence the Offer to acquire up to 100% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling, not including any treasury shares held by Maersk Drilling. The Offer is conditioned upon, among other things, holders of at least 80% of the then outstanding Maersk Drilling Shares and voting rights of Maersk Drilling tendering their shares in the Offer (which percentage may be lowered by Topco in its sole discretion to not less than 70%) (the “Minimum Acceptance Condition”). In the Offer, eligible Maersk Drilling shareholders may exchange each Maersk Drilling share for 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares (the “Exchange Ratio”), and will have the ability to elect Cash Consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million. A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk

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Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected. Each of Maersk Drilling and Topco will take steps to ensure that each Maersk Drilling RSU Award that is outstanding immediately prior to the Acceptance Time is converted, at the Acceptance Time, into the right to receive on the same terms and conditions as were applicable under the Maersk Drilling LTI (including any vesting conditions), that number of Topco Shares equal to the product of (1) the number of Maersk Drilling Shares subject to such Maersk Drilling RSU Award immediately prior to the Acceptance Time and (2) the Exchange Ratio, with any fractional Maersk Drilling Shares rounded to the nearest whole share. Upon conversion such Maersk Drilling RSU Awards will cease to represent a right to receive Maersk Drilling Shares (or value equivalent to Maersk Drilling Shares).

Q:	What equity stake will the current shareholders of Noble and Maersk Drilling hold in Topco after the Closing?

A:

Following the Closing, assuming all of the Maersk Drilling Shares are acquired by Topco through the Offer and no cash is paid by Topco in the Offer, Topco will own all of Noble’s and Maersk Drilling’s respective businesses and the former shareholders of Noble and former shareholders of Maersk Drilling will each own approximately 50% of the outstanding Topco Shares (or 50.8% and 49.2%, respectively, if Topco pays $50 million in the Offer).

For more information, please see the sections entitled “The Business Combination—Ownership of Topco” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:	If the Business Combination is completed, will the Topco Shares be listed for trading?

A:

Prior to the time of delivery of the Topco Shares to the existing shareholders of Noble and Maersk Drilling pursuant to the Business Combination, Topco will apply to admit its shares to listing and trading on the NYSE, subject to official notice of issuance, and will apply for admission to trading and official listing on Nasdaq Copenhagen. The listings are intended to preserve current Noble shareholders’ and Maersk Drilling shareholders’ access to their historic trading markets in the United States and in Denmark and may further improve liquidity in Topco Shares and Topco’s access to additional equity financing sources. Nevertheless, as with listings on more than one stock exchange of certain other issuers, the liquidity in the market for Topco Shares may be adversely affected if trading is split between two markets at least in the short term and could result in price differentials of Topco Shares between the two exchanges.

Q:	How has the announcement of the Business Combination affected the trading price of the Maersk Drilling Shares?

A:

On November 9, 2021, the last trading date before the public announcement of the Business Combination, the Maersk Drilling Shares closed on Nasdaq Copenhagen at $34.98. On                , 2022, the trading date immediately prior to the date of this proxy statement/prospectus, the Maersk Drilling Shares closed on Nasdaq Copenhagen at $                .

Q:	How will Topco be managed following the Business Combination?

A:

The board of directors of the combined company (the “Topco Board”) will be comprised of seven individuals, including three individuals designated by Noble, three individuals designated by Maersk Drilling, and Robert W. Eifler, who will serve as the President and Chief Executive Officer of the combined company. Charles M. (Chuck) Sledge, the current Chairman of the Noble Board, will become chairman of the Topco Board, and Claus V. Hemmingsen, the current Chairman of the board of directors of Maersk Drilling (the “Maersk Drilling Board”), will be one of the three directors designated by Maersk Drilling.

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In addition, at the Closing, Topco will enter into the Relationship Agreement with the Investor Manager and APMH Invest, which will set forth certain director designation rights of such Topco shareholders following the Closing. In particular, pursuant to the Relationship Agreement, each of the Investor Manager and APMH Invest will be entitled to designate (a) two nominees to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns no fewer than 20% of the then outstanding Topco Shares and (b) one nominee to the Topco Board so long as the Investor Manager or APMH Invest, as applicable, owns fewer than 20% but no fewer than 15% of the then outstanding Topco Shares. Each nominee of the Investor Manager and APMH Invest will meet the independence standards of the NYSE with respect to Topco; provided, however, that APMH Invest shall be permitted to have one nominee who does not meet such independence standards so long as such nominee is not an employee of Topco or any of its subsidiaries.

Q:	What interests do Maersk Drilling’s current officers and directors have in the Business Combination?

A:

Certain of Maersk Drilling’s current officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. These interests include potential benefits, payments and protections in connection with the Business Combination to certain of Maersk Drilling’s executive officers and other employees. Additionally, the chairman of Maersk Drilling, Claus V. Hemmingsen, who will be one of the three directors designated to the Topco Board by Maersk Drilling upon Closing is a board member in APMH, Den A.P. Møllerske Støttefond and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til Almene Formaal (The A.P. Moller Foundation). The Vice Chairman of Maersk Drilling, Robert M. Uggla is Chief Executive Officer of APMH, the chairman of the board of directors of APMH Invest and a member of the board of A.P. Møller—Maersk A/S. In addition, Robert M. Uggla may from time to time receive distributions from A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond based on the foundation charter due to his family ties to the founder of Maersk Drilling. A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond holds 8.9% of the share capital and votes in Maersk Drilling. A member of the Maersk Drilling Board, Martin N. Larsen is Chief Financial Officer of APMH and a board member and Chief Executive Officer of APMH Invest. APMH Invest owns approximately 41.6% of the Maersk Drilling Shares.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are a number of conditions to the Closing in the Business Combination Agreement. Topco’s obligation to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer is subject to certain customary conditions, including, among others, that (a) the Minimum Acceptance Condition shall have been satisfied, (b) Noble shareholder approval of the Business Combination shall have been obtained, (c) no law shall be in effect that prohibits or makes illegal the consummation of the Business Combination, (d) the warranties of the parties being true and correct to the standards applicable to such warranties and each of the covenants of the parties having been performed or complied with in all material respects, (e) any applicable waiting period or approvals or clearances under applicable antitrust laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (f) any applicable waiting period or approvals or clearances under applicable foreign direct investment laws shall have expired or been earlier terminated or such approvals or clearances shall have been obtained, (g) the registration statement of which this proxy statement/prospectus and the exchange offer prospectus form a part and the Offering Circular shall have become effective under the Securities Act and the EU Prospectus Regulation, as applicable, and shall not be subject to an effective stop order or proceeding seeking a stop order, and (h) the Topco Shares issued in the Business Combination shall have been approved for listing on the NYSE and for admission to trading and official listing on Nasdaq Copenhagen, in each case, subject to official notice of issuance and, in the case of Nasdaq Copenhagen, final approval of the Offering Circular. Maersk Drilling may require that Topco not accept for payment or, subject to any applicable rules and regulations of Denmark, pay for the Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer if certain

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customary conditions are not met, including, among others, those specified above. “The Business Combination Agreement and Ancillary Documents—Conditions to Closing of the Business Combination.”

Q:	What happens if the Business Combination Agreement is terminated or the Business Combination is not consummated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated, including, among others, if the Acceptance Time has not occurred on or before August 10, 2022 (the “End Date”); provided, however, that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to November 10, 2022; further provided that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to February 10, 2023.

If the Business Combination Agreement is terminated by Maersk Drilling because a final merger control decision by a governmental entity is issued that either prohibits one or more of the transactions contemplated by the Business Combination Agreement, or prevents the consummation of such transactions without the carrying out of certain actions, then Noble will be required to pay Maersk Drilling a termination fee of $50 million. Further, if the Business Combination Agreement is terminated under certain other specified circumstances, Noble or Maersk Drilling may be required to pay the other party a termination fee equal to $15 million.

If the Business Combination Agreement is terminated or if the Business Combination is not consummated for any other reason, Noble shareholders will not receive any payment for their Noble Shares in connection with the Business Combination. Instead, Noble will remain an independent public company, and the Noble Shares will continue to be listed and traded on NYSE and registered under the Exchange Act and Noble will continue to file periodic reports with the SEC.

Please see the section entitled “The Business Combination Agreement and Ancillary Documents” for more information regarding the parties’ specific termination rights and the termination fees under these agreements.

Q:	What are the termination rights under the Business Combination Agreement?

A:	The Business Combination Agreement contains certain termination rights for both Noble and Maersk Drilling, including, among others:

(a)

by the mutual written consent of Noble and Maersk Drilling (provided that the parties will meet not less than 7 days prior to the End Date and, if the End Date is automatically extended as provided below, to meet again not less than 7 days prior to each revised End Date) to discuss the prospects of satisfying the conditions to the Offer, and to consider in good faith whether this termination right should be exercised);

(b)	by either Noble or Maersk Drilling if:

•

(i) the Acceptance Time has not occurred on or before the End Date; provided, however, that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to November 10, 2022; further provided that if all of the conditions to the Offer, other than the condition relating to antitrust approvals, have been satisfied or are capable of being satisfied at such time, the End Date will automatically be extended to February 10, 2023 and (ii) the party seeking to terminate the Business Combination Agreement pursuant to this bullet will not have breached its obligations under the Business Combination Agreement in any manner that has been the primary cause of the failure to consummate the Business Combination on or before such date;

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•

any court of competent jurisdiction has issued or entered an order permanently enjoining or otherwise prohibiting the consummation of the Business Combination and such order has become final and non-appealable; provided that the party seeking to terminate the Business Combination Agreement pursuant to this bullet will have used such endeavors as required by the Business Combination Agreement to prevent, oppose and remove such injunction;

•

the Offer has terminated or expired in accordance with its terms (subject to the rights and obligations of Topco and Noble to extend the Offer pursuant to the Business Combination Agreement) without Topco having accepted for payment any shares of Maersk Drilling pursuant to the Offer; provided that the party seeking to terminate the Business Combination Agreement pursuant to this bullet will not have breached its obligations under the Business Combination Agreement in any manner that is the primary cause of the failure to consummate the Offer;

•	the Noble shareholders have not approved the Business Combination; or

•

a final merger control decision by either the United Kingdom Competition and Markets Authority (“UK CMA”) or the Norwegian Competition Authority (Konkurransetilsynet or “NCA”) is issued that either prohibits one or more of the transactions contemplated by the Business Combination Agreement, or prevents the consummation of such transactions without the carrying out of a Non-Required Remedy Action;

(c)	by Maersk Drilling if:

(i) Noble or Merger Sub breaches or fails to perform in any material respect any of its warranties, covenants or other agreements in the Business Combination Agreement that cannot be or is not cured in accordance with the terms of the Business Combination Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied; provided that Maersk Drilling is not then in material breach of any warranty, agreement or covenant in the Business Combination Agreement;

(ii) at any time prior to receipt of Noble shareholder approval if the Noble Board has changed its recommendation with respect to the Business Combination; or

(iii) certain actions are taken by the UK CMA, NCA or the European Commission (the “EC”) not earlier than May 1, 2022 (with respect to the UK CMA and EC) or July 1, 2022 (with respect to the NCA) (such dates, a “Trigger Date”) and not more than 30 days has passed from the applicable Trigger Date and Maersk Drilling becoming aware of the action so taken; or

(d)

by Noble, (i) if Maersk Drilling breaches or fails to perform in any material respect any of its warranties, covenants or other agreements in the Business Combination Agreement that cannot be or is not cured in accordance with the terms of the Business Combination Agreement and such breach or failure to perform would cause applicable closing conditions not to be satisfied; provided that Noble is not then in material breach of any warranty, agreement or covenant in the Business Combination Agreement or (ii) at any time prior to the Acceptance Time if the Maersk Drilling Board has changed its recommendation with respect to the Offer.

If the Business Combination Agreement is terminated (a) (i) in accordance with the provision described in (1) the first bullet of clause (b) above (End Date), (2) the fourth bullet of clause (b) above (No Noble Shareholder Approval), or (3) clause (c)(i) above due to a breach by Noble of its covenants relating to non-solicitation, holding the Noble shareholder meeting or endeavors to obtain regulatory approvals (Breach of Certain Noble Covenants); (ii) Noble or any other person has publicly disclosed or announced a competing alternative proposal with respect to Noble made on or after the date of the Business Combination Agreement but prior to the Noble shareholder meeting and such competing alternative proposal has not been withdrawn at least 5 days prior to the Noble shareholder meeting (or prior to the termination of the Business Combination Agreement if there has not been a shareholder meeting) and (iii) within 9 months of such termination, Noble consummates a competing acquisition proposal, or (b) by Maersk Drilling as a result of a

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change in recommendation by the Noble Board, then Noble will pay Maersk Drilling a termination fee equal to $15 million. Further, if the Business Combination Agreement is terminated by Maersk Drilling in accordance with the fifth bullet of clause (b) above (No Antitrust Approval), then Noble will pay Maersk Drilling a termination fee equal to $50 million.

If the Business Combination Agreement is terminated (a) (i) in accordance with the provision described in (1) the first bullet of clause (b) above (End Date), (2) the third bullet of clause (b) above (No Acceptance of Offer) or (3) clause (d)(i) above due to a breach by Maersk Drilling of its covenants relating to non-solicitation or endeavors to obtain regulatory approvals (Breach of Certain Maersk Drilling Covenants); (ii) Maersk Drilling or any other person has publicly disclosed or announced a competing alternative proposal with respect to Maersk Drilling made on or after the date of the Business Combination Agreement but prior to the termination date and such competing alternative proposal has not been withdrawn at least 5 days prior to the earlier of the expiration date of the Offer or termination of the Business Combination Agreement and (iii) within 9 months of such termination, Maersk Drilling consummates a competing acquisition proposal, or (b) by Noble as a result of a change in recommendation by the Maersk Drilling Board, then Maersk Drilling will pay Noble a termination fee equal to $15 million.

Q:	When is the Business Combination expected to be completed?

A:	Subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement, the Business Combination is expected to close in mid-2022.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement and Ancillary Documents — Conditions to Closing of the Business Combination.”

Q:	Whom should I call with questions?

A:	Maersk Drilling shareholders who have questions about the Offer or desire additional copies of this document should contact:

Noble Corporation 13135 Dairy Ashford, Suite 800 Sugar Land, Texas 77478 (281) 276-6100 Attention: Craig M. Muirhead Email: investors@noblecorp.com	The Drilling Company of 1972 A/S Lyngby Hovegade 85 2800 Kgs. Lyngby Denmark Tel: +45 63 36 00 00

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3.	The section entitled “Summary” in the Noble proxy statement/prospectus will be supplemented with the following:

The Offer

The following is a description of the principal terms of the Offer. Some of the terms and conditions described below are subject to important limitations and exceptions. Maersk Drilling shareholders are urged to read this section, the Offer Document, along with the rest of this prospectus, including the appendices and exhibits, in their entirety prior to making any decision as to the matters described therein. The below description of the principal terms of the Offer is qualified in its entirety by the description of the Offer in the Offer Document under which we intend to make the Offer. The terms and conditions of the Offer are governed in their entirety by the Offer Document, and this prospectus and the terms set forth herein shall not have any governing effect on the terms and conditions of the Offer. In the context of the Danish Takeover Rules applicable to the Offer, this prospectus shall not confer any legally binding obligations upon either Noble, TopCo or Maersk Drilling. All Maersk Drilling shareholders should read the Offer Document in its entirety.

Maersk Drilling shareholders, particularly Maersk Drilling shareholders with a place of residence, registered office or habitual residence outside Denmark, should read the section entitled “Offer Restrictions” in the Offer Document before making any decision in respect of the Offer.

Subject Matter

Topco will, pursuant to the Offer, seek to acquire 100% of the then-outstanding Maersk Drilling Shares; provided that the Offer will not extend to (i) any treasury shares held by Maersk Drilling and (ii) for the avoidance of doubt, any other financial instruments issued by Maersk Drilling.

The Offer Period is expected to last at least four weeks and may be extended in accordance with the relevant provisions of the Takeover Order and the Offer Document.

The Offer is subject to a number of conditions described below.

Offer Consideration

Topco will be offering 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares as share consideration for each tendered Maersk Drilling Share.

Topco is also offering each Maersk Drilling shareholder the opportunity to elect to receive the Cash Consideration. To the extent a Maersk Drilling shareholder makes a Cash Election, the Cash Consideration will be calculated as the product of (A) the number of Maersk Drilling Shares subject to the Cash Election, (B) the Exchange Ratio and (C) $                , which represents the volume-weighted average closing price of the Noble Shares for the 10 trading days ending on the date two business days prior to the publication of the Offer Document, up to the amount of $1,000 per Maersk Drilling shareholder, payable in DKK, subject to an aggregate cash consideration cap of $50 million. A Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described in the preceding sentence. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected.

In the event the aggregate Cash Consideration to be paid in the Offer exceeds $50 million, the Maersk Drilling shareholders electing to receive the Cash Consideration will receive their pro rata portion of cash in respect of their amount of Maersk Drilling Shares validly tendered by way of the Cash Election.

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If the cash consideration payable to a Maersk Drilling shareholder is reduced as a result of the cash consideration cap being exceeded, such Maersk Drilling shareholder will receive Share Consideration in respect of their remaining Maersk Drilling Shares tendered in the Offer.

If a Maersk Drilling shareholder makes a Cash Election, such Maersk Drilling shareholder will receive cash consideration for the full value of such Maersk Drilling shareholder’s Maersk Drilling Shares, tendered in the Offer, subject to (i) the maximum amount of cash consideration available for each Maersk Drilling shareholder of $1,000, payable in DKK (with such amount payable in DKK translated from $1,000 at the currency rate described in the Offer Document on the date two business days prior to the publication of the Offer Document) and (ii) any reduction under the cash consideration cap as described.

The Share Consideration and Cash Consideration have been determined on the basis of 41,532,112 Maersk Drilling Shares issued and outstanding as at the date of this prospectus. In the event that the number of Maersk Drilling Shares increases or Maersk Drilling issues special rights, including warrants, convertible debt instruments or bonus shares, in accordance with Chapter 10 of the Danish Companies Act prior to expiration of the Offer Period, Topco will have the right to adjust the Share Consideration and/or the Cash Consideration accordingly.

Offer Period

The Offer Period for the Offer is expected to commence as soon practically possible after both the Offering Circular and the Offer Document have been approved by the DFSA with an expected duration of at least four weeks.

Extension of the Offer Period

Topco may extend the Offer Period on one or more occasions at any time until the conditions to the Offer have been fulfilled or waived, subject to (i) certain undertakings given in favor of Maersk Drilling in the Business Combination Agreement and (ii) the requirements of Section 9 of the Takeover Order, which are (a) any extension must extend the Offer Period by at least two weeks, (b) the Offer Period can only be extended beyond 10 weeks if regulatory approvals are pending, and in no circumstances beyond 9 months from the date of the Offer Document, in each case, unless exemption has been granted by the DFSA and (c) an extension may only be made on the basis of a supplement to the Offer Document approved by the DFSA. Additionally, Topco reserves the right to extend the Offer Period in accordance with Section 21(3) of the Takeover Order no later than 18 hours after expiration of the Offer Period. In the event of such an extension, the extended offer period will expire on the date and time determined by Topco. However, each such extension will be no less than two weeks.

The duration of the Offer Period (plus any extensions) shall not exceed a maximum of ten weeks, except if (i) a Competing Offer is publicly announced or (ii) the conditions to the Offer have not been satisfied due to pending regulatory approvals.

Board Recommendation

The Maersk Drilling Board has undertaken in the Business Combination Agreement, subject to certain conditions, to issue a recommendation in accordance with Section 22 of the Takeover Order, recommending that the Maersk Drilling shareholders accept the Offer.

Irrevocable Undertaking

Concurrently with the entry into the Business Combination Agreement, APMH Invest, which holds approximately 41.6% of the issued and outstanding Maersk Drilling Shares, entered into the Undertaking with

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Noble, Topco and Maersk Drilling, pursuant to which APMH Invest has, among other things, agreed to (a) accept the Offer in respect of the Maersk Drilling Shares that it owns and not withdraw such acceptance; (b) waive the right to receive any Cash Consideration in the Offer; (c) not to vote in favor of any resolution to approve a competing alternative proposal and (d) subject to certain exceptions, be bound by certain transfer restrictions with respect to the Maersk Drilling Shares that it owns. The Undertaking will lapse if (i) the Business Combination Agreement is terminated in accordance with its terms; (ii) Topco announces that it does not intend to make or proceed with the Business Combination or (iii) the Offer lapses or is withdrawn and no new, revised or replacement offer is announced within 10 business days.

Intentions of the Maersk Drilling Board and the Maersk Drilling Executive Management to accept the Offer

There are no agreements to tender applicable to Maersk Drilling Shares owned by members of the Maersk Drilling Board and the Maersk Drilling registered executive management. Notwithstanding the foregoing, the members of the Maersk Drilling Board and the Maersk Drilling registered executive management have indicated that they intend to accept the Offer in respect of the Maersk Drilling Shares that they own.

Letters of Intent

Certain other Maersk Drilling shareholders, which hold approximately 12% of the issued and outstanding Maersk Drilling Shares, have expressed their intention to accept or procure the acceptance of the Offer in respect of the Maersk Drilling Shares that they own.

Conditions to the Offer

The Offer and the effectiveness of the contracts which come into existence as a result of the acceptance of the Offer are subject to the following conditions being satisfied, waived by Topco, or mutually amended by Maersk Drilling and Topco to the extent permitted by the Offer Document (the “Conditions to Completion”):

a)

the Minimum Acceptance Condition, whereby Topco acquires at least 80% of the then-outstanding Maersk Drilling Shares and voting rights of Maersk Drilling (which percentage may be lowered by Topco in its sole discretion to not less than 70%), has been satisfied;

b)	the Noble shareholders’ approval of the Business Combination Proposals has been obtained;

c)	the Topco Shares to be issued in connection with the Offer and the Merger have been approved for listing on the NYSE, subject to official notice of issuance;

d)

the Topco Shares to be issued in connection with the Offer and the Merger have been approved for admission to trading and official listing by Nasdaq Copenhagen, subject to official notice of issuance and final approval of the Offering Circular;

e)

the registration statement of which this prospectus forms a part has been declared effective by the SEC or the Offering Circular has been approved by the DFSA under the EU Prospectus Regulation, or one of the same is subject to an effective stop order or proceeding seeking a stop order;

f)

a law has not come into effect that prohibits or makes illegal the consummation of the transactions contemplated by the Business Combination Agreement, including the Merger, the issuance of Topco Shares as consideration in the Offer or the Offer itself;

g)

any applicable waiting period (and any extension thereof) or approvals or clearances, as relevant, under the antitrust laws of the required jurisdictions have expired or been earlier terminated or such approvals or clearances have been obtained;

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h)

any applicable waiting period (and any extension thereof) or approvals or clearances, as relevant, under the foreign direct investment laws of the required jurisdictions have expired or been earlier terminated or such approvals or clearances have been obtained;

i)

Maersk Drilling has not breached certain warranties set forth in the Business Combination Agreement and has performed in all material respects with the covenants required by the Business Combination Agreement to be performed or complied with at or prior to the Closing;

j)	the Business Combination Agreement has not been validly terminated in accordance with its terms; or

k)	under Danish law, involuntary insolvency proceedings have not been opened in respect of the assets of Maersk Drilling.

The Conditions to Completion set out herein are exhaustive and shall each constitute independent and separable conditions.

In the event that the Conditions to Completion (as may be amended as mutually agreed by Maersk Drilling and Topco, to the extent permitted by the Offer Document) are not satisfied, or waived by Topco, at the expiration of the Offer Period, Topco shall not be required to accept for payment or, subject to any applicable rules and regulations of Denmark, pay for any Maersk Drilling Shares that are validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer.

In the event that Topco waives or reduces the scope of any of the Conditions to Completion (including the Minimum Acceptance Condition), or in the event that Maersk Drilling and Topco mutually amend the Conditions to Completion, Topco will be required under Danish law to publish a supplement to the Offer Document in accordance with section 24(2) of the Danish Takeover Order, which supplement must be approved by the DFSA prior to publication. Danish law also requires that the Offer Period is extended by at least two weeks from the date of publication of the supplement.

Any notification of any such waiver, amendment or reduction of the scope of the Conditions to Completion will be announced through Nasdaq Copenhagen, the OAM-database of the DFSA, and via electronic media, in accordance with the disclosure requirements for public companies listed in the EU set out in the EU Transparency Directive, which is also the manner in which all publicly listed companies in Denmark issue communications to their shareholders.

Regulatory Approvals

Closing and completion of the Offer will be conditional on obtaining the regulatory approvals pursuant to the Business Combination Agreement, as described under “—Regulatory Approvals”.

Right to Withdraw the Offer

Subject to applicable law and the terms of the Business Combination Agreement, Topco reserves the right to withdraw or terminate the Offer at any time prior to the expiration of the Offer Period, (i) if one or more of the Conditions to Completion have not been satisfied on expiry of the Offer Period or at any time prior to the completion and settlement of the Offer (the “Completion”), (ii) if one or more of the Conditions to Completion becomes incapable of being satisfied at any time prior to Completion, or (iii) if it becomes apparent at any time prior to Completion that one or more Conditions to Completion will not be satisfied.

Additionally, if a Competing Offer is presented in accordance with Section 25(1) of the Takeover Order, Topco, with reference to Section 27 of the Takeover Order, will be permitted to withdraw the Offer within five business

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days after either (i) the decision to make a Competing Offer has been announced in accordance with Section 4(1) of the Takeover Order or (ii) the offer document for a Competing Offer has been published. In the case of such a withdrawal, Topco reserves the right, subject to applicable law, to make a new public voluntary takeover offer.

Upon withdrawal or termination of the Offer, the Offer will lapse irrevocably and any tender of Maersk Drilling Shares by Maersk Drilling shareholders pursuant to the Offer will be without effect and will terminate.

Acceptance

Acceptance of the Offer must be received by                     , acting as the Danish Settlement Agent, by way of the Maersk Drilling shareholder’s account holding institution prior to the expiration of the Offer Period (unless and as such Offer Period may be extended in accordance with the terms and conditions of the Offer). Maersk Drilling shareholders may also be able to tender Maersk Drilling Shares online via their account holding institution’s web bank platform.

Withdrawal Rights

Maersk Drilling shareholders will be bound by their tenders throughout the duration of the Offer Period. Any tender of Maersk Drilling Shares pursuant to the Offer is therefore binding and irrevocable for Maersk Drilling shareholders who tender Maersk Drilling Shares. Notwithstanding the foregoing, Maersk Drilling shareholders, other than APMH Invest, will have the right to withdraw their tenders in accordance with Section 29 of the Takeover Order, in the event of a Competing Offer. See “—Irrevocable Undertaking” above.

Announcement of the Result

Topco will announce the preliminary and/or the final results of the Offer through Nasdaq Copenhagen no later than 18 hours after the expiration of the Offer Period. In the event such announcement only includes preliminary results, Topco will announce the final result of the Offer within three business days after the expiration of the Offer Period in accordance with Section 21(3) of the Takeover Order.

Purchases Outside the Offer

Topco and Noble and their respective affiliates and financial advisors each reserve the right, throughout the duration of the Offer Period, to purchase or make arrangements to purchase Maersk Drilling Shares in the open market or through privately negotiated transactions, including the right to enter into irrevocable undertakings, letters of support and/or letters of intent with Maersk Drilling shareholders. Any such purchases or arrangements to purchase Maersk Drilling Shares will be made outside the US and in compliance with applicable laws, rules and regulations.

Any information about such purchases will be disclosed as required under Danish law. If, prior to Completion, Topco acquires Maersk Drilling Shares at a higher price than the Offer Consideration, Topco will increase the Offer Consideration correspondingly.

If, during a period of six months after the Completion Date, Topco or a person who acts in concert with Topco acquires Maersk Drilling Shares on terms that are more favourable than those of the Exchange Offer, Topco will compensate Maersk Drilling shareholders who have accepted the Exchange Offer in accordance with section 7(1) of the Takeover Order.

Purchases occurring after Closing, including consummation of the Offer

Topco and Noble will each reserve the right to acquire additional Maersk Drilling Shares at any given time following the Closing (which includes consummation of the Offer), whether through open market purchases, privately negotiated transactions or one or more tender offers or otherwise.

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If, during the six-month period following the consummation of the Offer, Topco (or a legal or natural person acting in concert with it) acquires Maersk Drilling Shares on terms that are more favorable than those of the Offer, Topco will compensate the Maersk Drilling Shareholders who previously accepted the Offer in accordance with Section 7(1) of the Takeover Order, pursuant to which Topco is required to pay the difference in cash between the consideration paid in the Offer and the consideration paid in the subsequent acquisition of Maersk Drilling Shares to any Maersk Drilling shareholders who participated in the Offer.

Delisting

Topco intends to delist the Maersk Drilling Shares from Nasdaq Copenhagen at an appropriate time (including, to the extent permitted by Nasdaq Copenhagen, if upon Closing including consummation of the Offer, Topco holds more than 90% of all Maersk Drilling Shares and voting rights of Maersk Drilling, excluding any treasury shares held by Maersk Drilling). If delisting is achieved, Topco will in due course initiate amendments to the articles of association of Maersk Drilling to reflect that Maersk Drilling is no longer listed on Nasdaq Copenhagen.

Currency of the Offer

For purposes of the provisions of the EU Prospectus Regulation, the currency in which the Offer will be conducted is DKK.

After commencement of trading, Topco Shares will be quoted on Nasdaq Copenhagen in DKK and on the NYSE in USD.

Cash in Lieu of Fractional Topco Shares

No fractional Topco Shares will be issued pursuant to the Offer, and no entitlements to fractional share interests will entitle the owner thereof to vote or any other rights of a Topco shareholder. Notwithstanding any other provision of the Offer Document, each Maersk Drilling shareholder who otherwise would be entitled to receive a fraction of a Topco Share pursuant to the Offer (after aggregating all Maersk Drilling Shares validly tendered by such shareholder in the Offer (and not validly withdrawn)) shall receive cash, in lieu thereof, without interest, in an amount, payable in DKK, equal to such fractional part of a Topco Share multiplied by the closing price on the NYSE for a Noble Share on the last trading day immediately preceding the Merger Effective Time, rounded to the nearest whole cent.

Publications

All notifications and announcements required pursuant to the Takeover Order will be made in English on Topco’s website (                ) under                , and through Nasdaq Copenhagen. Such notifications and announcements will be distributed via an electronically operated information system in the United States. Topco will also file such notifications and announcements in English with the SEC at http://www.sec.gov and otherwise comply with its obligation under U.S. securities laws with respect to informing shareholders of any material change in the information published, sent or given to shareholders.

Appraisal Rights

An appraisal proceeding is not available in connection with the Offer, and does not exist under Danish law, except in connection with statutory redemption rights pursuant to the Danish Companies Act.

Maersk Drilling shareholders subject to the Compulsory Purchase have appraisal rights in relation to the Cash Consideration offered therein; provided that the Compulsory Purchase takes place more than three months after the expiration of the Offer Period, if Topco acquires more than 90% of the Maersk Drilling Shares after consummation of the Offer and initiates a Compulsory Purchase.

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Compulsory Purchase

Upon Completion, and provided that Topco at that time holds the requisite number of Maersk Drilling Shares under the Danish Companies Act (greater than 90% of the Maersk Drilling Shares and the attaching voting rights, not including any treasury shares held by Maersk Drilling), Topco will initiate and complete a Compulsory Purchase of the remaining minority shares held by Maersk Drilling shareholders (the “Minority Shares”) in accordance with the Danish Companies Act.

Pursuant to the Compulsory Purchase, Topco will publish a notice through the IT system of the Danish Business Authority to all the remaining holders of Minority Shares, which notification will contain information on the Compulsory Purchase, including the acquisition price, the basis for calculation thereof and a statement from the Maersk Drilling Board on the terms and conditions for the mandatory acquisition by Topco. Pursuant to the notification, all remaining holders of Minority Shares are given a four (4) week period to transfer their Minority Shares to Topco in exchange for either receiving, at the election of the holder, a full cash alternative (the “Full Cash Alternative”) or a number of corresponding Topco Shares equal to the Share Consideration offered under the Exchange Offer.

To the extent the remaining holders of Minority Shares have not transferred their Minority Shares to Topco during the four (4) week period, Topco will deposit cash consideration for the Minority Shares with the Settlement Agent corresponding to the Full Cash Alternative. Upon completion of such deposit, the remaining Minority Shares will be acquired by Topco. Thereafter, a notice to the now former minority shareholders of Maersk Drilling will be published through the Danish Business Authority with information on the completion of the Compulsory Purchase.

The redemption price paid in cash per Minority Share in the Compulsory Purchase (the “Compulsory Purchase Consideration”) in a Compulsory Purchase initiated within three (3) months after the end of the Offer Period is not subject to challenge in court proceedings by holders of Minority Shares, provided that Topco acquired the requisite number of Maersk Drilling Shares to initiate and complete a Compulsory Purchase (i.e., having acquired more than 90% of the Maersk Drilling Shares in the Exchange Offer or otherwise).

If the Compulsory Purchase is initiated later than three (3) months after the end of the Offer Period, or if Topco initiates the Compulsory Purchase without having acquired more than 90% of the Maersk Drilling Shares in the Exchange Offer, a Full Cash Alternative will be offered by Topco in conformity with the requirements of the Danish Companies Act. Former holders of Minority Shares could challenge the Compulsory Purchase Consideration in court proceedings in Denmark. Any such proceedings would not affect the completion and settlement of the Compulsory Purchase because a challenge to the Compulsory Purchase Consideration does not affect legal title to shares that have been transferred in a compulsory purchase.

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4.	The section entitled “Material Tax Considerations” in the Noble proxy statement/prospectus will be replaced with the following section entitled Material Tax Considerations”:

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following discussion is a summary of the material U.S. federal income tax considerations applicable to you if you are a U.S. Holder (as defined below) of Maersk Drilling Shares at the time of the completion of the Offer, as a consequence of (i) the Offer, and (ii) the ownership and disposition of Topco Shares after the Offer. This discussion addresses only those U.S. Holders that hold Maersk Drilling Shares and will hold Topco Shares after the Offer as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•	financial institutions,

•	insurance companies,

•	mutual funds,

•	pension plans,

•	S corporations,

•	broker-dealers,

•	traders in securities that elect mark-to-market treatment,

•	regulated investment companies,

•	real estate investment trusts,

•	trusts and estates,

•	tax-exempt organizations (including private foundations),

•

investors that hold Maersk Drilling Shares or who will hold Topco Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes,

•	investors subject to the alternative minimum tax provisions of the Code,

•	U.S. Holders that have a functional currency other than the U.S. dollar,

•	U.S. expatriates,

•	investors subject to the U.S. “inversion” rules,

•

U.S. Holders owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of our Maersk Drilling Shares, or, following the Offer, Topco Shares,

•	persons who received any Maersk Drilling Shares or Topco Shares as compensation, or

•	persons who are not U.S. Holders, all of whom may be subject to tax rules that differ materially from those summarized below.

This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Noble prior to the Offer. With respect to the consequences of holding Topco Shares, this discussion is limited to U.S. Holders who acquire such Topco Shares in connection with the Offer.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Maersk Drilling Shares or Topco Shares, the tax treatment of a partner in such partnership will

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generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding Maersk Drilling Shares or Topco Shares, you are urged to consult your tax advisor regarding the tax consequences to you of the Offer and the ownership and disposition of Topco Shares by the partnership.

This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”), current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Maersk Drilling Shares or Topco Shares, as the case may be, that is:

•	an individual who is a U.S. citizen or resident of the United States,

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Tax Consequences of the Offer

The following discussion assumes that Maersk Drilling is not a “controlled foreign corporation” (a “CFC”) or “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In addition, the following discussion assumes that the Merger qualifies as a tax-deferred “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). If the Merger does not qualify as an F Reorganization, it is not clear how the transactions would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. U.S. Holders should consult their tax advisors regarding the tax consequences to them of the Offer if the Merger does not qualify as an F Reorganization.

Based on the assumptions above, the receipt of Topco Shares and cash (if any) in exchange for Maersk Drilling Shares will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below regarding the potential application of Section 304 of the Code, a U.S. Holder that exchanges Maersk Drilling Shares for Topco Shares pursuant to the Offer will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the exchange and the U.S. Holder’s tax basis in the Maersk Drilling Shares exchanged, in each case determined in U.S. dollars. The amount realized by a U.S. Holder on the exchange will be the fair market value of any Topco Shares received in the exchange, as determined in U.S. dollars, plus the U.S. dollar value of any cash received.

A U.S. Holder will have a tax basis in the Topco Shares received in the exchange equal to their fair market value on the date of the exchange, and the U.S. Holder’s holding period with respect to such Topco Shares received will begin on the day after the date of the exchange.

Gain or loss must be calculated separately for each block of Maersk Drilling Shares exchanged by a U.S. Holder. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the Maersk Drilling Shares have been held for more than one year. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

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Potential Application of Section 304 of the Code

The results described above to U.S. Holders of Maersk Drilling Shares who receive cash pursuant to the Offer could be different if Section 304 of the Code applies to the Offer. Section 304 of the Code may apply to the Offer if Maersk Drilling shareholders, in the aggregate, own stock of Topco possessing 50% or more of the total combined voting power or 50% or more of the total combined value of all classes of stock of Topco, taking into account certain constructive ownership rules under the Code. It is not expected that the 50% ownership requirement will be satisfied and that Section 304 of the Code will apply to the Offer, but that conclusion is not free from doubt.

If Section 304 of the Code applies to the Offer, a U.S. Holder of Maersk Drilling Shares would be treated as having (1) exchanged a portion of such U.S. Holder’s Maersk Drilling Shares for shares of Topco common stock equal in value to the cash received pursuant to the Offer in a nontaxable transaction and (2) received the cash received pursuant to the Offer as a distribution in redemption of such Topco common stock deemed received by such U.S. Holder, which is referred to as a “deemed redemption.” As a result, subject to the discussion below regarding potential dividend treatment, U.S. Holders of Maersk Drilling Shares would recognize capital gain or loss equal to the difference between the amount of such cash and such U.S. Holder’s tax basis in the portion of its Topco common stock that is treated as being exchanged for such cash. Any such gain or loss recognized by such U.S. Holder would be treated as capital gain or loss and would be treated as long-term capital gain or loss if such U.S. Holder’s holding period for Maersk Drilling Shares treated as exchanged for cash is more than one year. Long-term capital gains of certain noncorporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Notwithstanding the above, in certain circumstances, the cash consideration received by a U.S. Holder of Maersk Drilling Shares pursuant to the Offer could be treated as having been received in a deemed redemption of Topco common stock having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code (a “dividend equivalent transaction”), in which case such U.S. Holder generally would recognize dividend income up to the lesser of (i) the amount of the cash received and (ii) the combined earnings and profits (current and accumulated) of Maersk Drilling and Topco. Under those tests, such deemed redemption generally would be treated as having the effect of a distribution of a dividend if the receipt of the cash consideration by a U.S. Holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend.” The deemed redemption generally will not be “substantially disproportionate” with respect to a U.S. Holder if the percentage of the Maersk Drilling Shares that the U.S. Holder actually and constructively owns immediately after the closing of the Offer is greater than or equal to 80% of the percentage of the Maersk Drilling Shares that the U.S. Holder is deemed actually and constructively to have owned immediately before the exchange. The deemed redemption will be considered to be “essentially equivalent to a dividend” if it does not result in a “meaningful reduction” in the U.S. holder’s deemed percentage of stock ownership of Maersk Drilling applying constructive ownership rules. The IRS has ruled that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have experienced a “meaningful reduction” if the stockholder has even a small reduction in such stockholder’s percentage of stock ownership under the above analysis. In applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales or purchases of Maersk Drilling Shares made by such holder (or by persons whose shares are attributed to such holder) in connection with the Offer will be taken into account.

Topco and Maersk Drilling have not determined whether either company will have current or accumulated earnings and profits on the effective date of the Offer. Nevertheless, because receipt of the cash consideration by each U.S. Holder is expected to satisfy the “substantially disproportionate” or “not essentially equivalent to a dividend” tests, unless such holder owns, directly or constructively (for example, through attribution of the ownership of other holders bearing a relationship to such holder described in Section 318 of the Code), a sufficiently large interest in Noble that results in such holder being treated as owning an additional indirect interest in Maersk Drilling as a result of the Business Combination, the receipt of cash consideration is not

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expected to be treated as a dividend. U.S. Holders should consult their tax advisors regarding the application of such tests with respect to their receipt of cash consideration pursuant to the Offer in light of their particular facts and circumstances.

Tax Consequences of Ownership and Disposition of Topco Shares

Dividends and Other Distributions on Topco Shares

Subject to the discussion below under the heading “— Passive Foreign Investment Company Rules,” distributions on Topco Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Topco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Topco’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Topco Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Topco Shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Topco Shares.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Any amount treated as dividend income will be treated as foreign-source dividend income.

Under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), a non-corporate recipient of a dividend from a “qualified foreign corporation” will generally be subject to tax on the dividend income at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Noble believes Topco will be eligible for the benefits of the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and On Capital Gains, or the United States-United Kingdom income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case it would be treated as a qualified foreign corporation with respect to dividends paid on the Topco Shares. Further, provided that Topco Shares are listed on NYSE and/or Nasdaq Copenhagen, Topco Shares will be treated as readily tradable on an established securities market in the United States.

Subject to applicable limitations, United Kingdom income taxes, if any, withheld from dividends on common shares at a rate not exceeding the rate provided by the applicable treaty with the United States will be eligible for credit against the U.S. treaty beneficiary’s U.S. federal income tax liability. Subject to certain complex limitations, the non-refundable withheld United Kingdom taxes generally will be eligible for credit against a U.S. treaty beneficiary’s federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any United Kingdom income tax, if any, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Topco Shares

Subject to the discussion below under the heading “— Passive Foreign Investment Company Rules,” unless a non-recognition provision applies, U.S. Holders generally will recognize capital gain or loss upon the sale,

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exchange or other disposition of the Topco Shares. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the U.S. Holder held the Topco Shares for more than one year. Long-term capital gains of an individual taxpayer generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

While Noble believes that it is not a PFIC, it is possible that Topco might be a PFIC. A special set of U.S. federal income tax rules applies to ownership interests in a PFIC. A non-U.S. corporation is a PFIC in any taxable year in which, after taking into account certain look-through rules, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value (determined on a quarterly basis) of its assets is attributable to assets that produce or are held to produce passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of a subsidiary corporation in which it owns, directly or indirectly, a 25% or greater interest, by value. Passive income generally includes, but is not limited to, dividends, interest, rents, royalties and capital gains. If Topco is a PFIC at any time during which a U.S. Holder owns the Topco Shares, the U.S. Holder would be subject to additional U.S. information return filing requirements and the potentially materially adverse rules discussed below. While it is not free from doubt, based on our current expectations with respect to the ongoing operations and assets of Topco and its subsidiaries, Noble believes that Topco will not be a PFIC following the Business Combination.

If Topco is classified as a PFIC for any taxable year during which a U.S. Holder owns Topco Shares, the PFIC rules may alter the tax consequences of owning the Topco Shares with respect to gains from the sale, exchange or other disposition of, and “excess distributions” with respect to, the Topco Shares. Under the “default PFIC regime,” in general, an “excess distribution” is any distribution to a U.S. Holder that is greater than 125% of the average annual distributions received by the U.S. Holder (including return of capital distributions) during the three preceding taxable years or, if shorter, a U.S. Holder’s holding period. If Topco is classified as a PFIC for any taxable year during which a U.S. Holder owns Topco Shares, gains from the sale, exchange or other disposition of, and “excess distributions” with respect to, the Topco Shares would be allocated ratably over a U.S. Holder’s entire holding period and taxed at the highest ordinary income tax rate in effect for each such taxable year (subject to certain exceptions). Moreover, interest would be charged retroactively at the rate applicable to underpayments of tax (with respect to each such tax year’s ratable allocation) through the date of the sale, exchange or other disposition of, and “excess distributions” with respect to, the Topco Shares.

Topco does not intend to prepare or provide the information that would enable a U.S. Holder to make a “qualified electing fund” election to opt out of the default PFIC regime. U.S. Holders should consult with their tax advisors with respect to whether the unfavorable PFIC rules may be avoidable by electing to mark the Topco Shares to market.

The rules relating to PFICs are extremely complex and U.S. Holders are urged to consult their tax advisors regarding the tax considerations of owning Topco Shares in the event that Topco is treated as a PFIC during any taxable year during which a U.S. Holder will own Topco Shares.

The above discussion assumes Topco is not treated as a CFC, but no assurance can be made in that regard. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of owning Topco Shares in the event that Topco is treated as a CFC.

Additional Reporting Requirements

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Topco Shares, subject to certain exceptions (including an exception for Topco Shares held in accounts maintained by U.S. financial

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institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Topco Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Topco Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS GENERAL IN NATURE AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OFFER AND OF THE OWNERSHIP AND DISPOSITION OF TOPCO SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

General Danish Tax Considerations

The following is a summary of certain Danish tax considerations relating to an exchange of Maersk Drilling Shares for Topco Shares pursuant to the Offer. The summary also describes the Danish tax implications relating to dividends paid by Topco to Danish tax resident Topco Shareholders following Completion of the Offer.

This summary is for general information only and does not purport to constitute tax or legal advice. In particular, this summary does not address all possible tax consequences relating to an investment in Topco Shares. The summary is based solely upon the tax laws and published case law in Denmark in effect on the date of this proxy statement/prospectus. Danish tax laws may be subject to changes, possibly with retroactive effect.

This summary does not cover investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (i.e., pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. This summary does not cover taxation of individuals and companies who carry on a business of purchasing and selling shares. This summary only sets out the tax position of the direct holder of the shares and further assumes that the direct holders are the beneficial owners of the shares and any dividends thereon as interpreted by the Danish Tax Authority (in Danish, “Skattestyrelsen,” but herein referred to as the “Danish Tax Authority”). Sales are assumed to be sales to a third party.

Shareholders and potential investors are advised to consult their tax advisors regarding the applicable tax consequences of the Offer, acquiring, holding and disposing of the shares based on their particular circumstances. Shareholders and potential investors who may be affected by the tax laws of the United Kingdom and the tax laws of jurisdictions other than Denmark should consult their tax advisors with respect to the tax consequences applicable to their particular circumstances as such consequences may differ significantly from those described herein.

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Share-For-Share Exchange

At the outset, the share-for-share exchange contemplated by the Offer will be qualified for Danish tax purposes as a taxable share-for-share exchange. Consequently, Danish tax resident Maersk Drilling Shareholders participating in the share-for-share exchange by accepting the Offer will be taxed in accordance with ordinary Danish tax rules on disposals of listed shares. This also applies to any cash consideration for Maersk Drilling Shares paid to Danish tax resident Maersk Drilling Shareholders as part of the Offer.

For Danish tax resident Maersk Drilling Shareholders who wish to participate in a tax-exempt share-for-share exchange upon tendering their Maersk Drilling Shares as part of the Offer, a permission from the Danish Tax Authorities must be obtained in order for Danish tax resident Maersk Drilling Shareholders to elect such tax-exempt share-for-share exchange.

The permission from the Danish Tax Authority requires that:

1.	Topco obtains at least a majority of the voting rights in Maersk Drilling as a result of the Offer;

2.	Consideration provided to the Maersk Drilling Shareholders represents the fair market value of the Maersk Drilling Shares; and

3.	Maersk Drilling Shares are exchanged for Topco Shares within six months from closing of the Offer.

Maersk Drilling expects prior to publication of the Offer Document to receive confirmation from the Danish Tax Authority that upon request from a Danish tax resident Maersk Drilling Shareholder such permission can be obtained. The Danish tax resident Maersk Drilling Shareholders will be informed by Topco or Maersk Drilling that each Danish tax resident Maersk Drilling Shareholder after Completion of the Offer will be offered the option to apply for an individual permission for a tax-exempt treatment of the share-for-share exchange by registration of such election by such Danish tax resident Maersk Drilling Shareholders with Topco or Maersk Drilling (as further instructed), or in the absence of such election carry out the share-for-share exchange as a taxable transaction for Danish tax purposes.

The Topco Shares will, when the Danish tax-exempt share-for share exchange rules are applied, be considered as acquired at the same time and at the same acquisition price as the applicable Maersk Drilling Shares if the realization principle applies. If a mark-to-market principle applies (described below), such mark-to-market principle continues to apply with regard to the Topco Shares. Any cash consideration for Maersk Drilling Shares paid as part of the Offer in connection with the tax-exempt share-for-share exchange will for Danish tax purposes be qualified as dividend, see further below.

Danish tax resident Maersk Drilling Shareholders who 1) only receive a cash consideration and no Topco Shares as part of the Offer, or 2) do not accept the Offer but who subsequently receive a cash consideration as part of the Compulsory Purchase pursuant to the Danish statutory squeeze-out provisions will in each case be taxed in accordance with ordinary Danish tax rules on disposals of listed shares.

No Danish share transfer taxes or stamp duties are payable on a transfer of shares in Maersk Drilling including in connection with a disposal under the Offer. There will be no Danish stamp duty on transfers of shares.

Taxation of Danish Tax Resident Shareholders of Topco following Completion of the Offer

Sale of Shares - Individuals

For the calendar year 2022, gains from the sale of shares are taxed as share income at a rate of 27% on the first DKK 57,200 (for cohabiting spouses, a total of DKK 114,400) and at a rate of 42% on share income

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exceeding such threshold. Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends) derived by the individual or cohabiting spouses, respectively.

Gains and losses on the sale of shares admitted to trading on a regulated market are calculated as the difference between the purchase price and the sales price. The purchase price is generally determined using the “average method,” which means that each share is considered acquired at a price equivalent to the average acquisition price of all the shareholder’s shares in the issuing company.

Losses incurred in relation to the sale of shares admitted to trading on a regulated market can only be offset against other share income deriving from shares admitted to trading on a regulated market (i.e., dividends and capital gains on the sale of shares admitted to trading on a regulated market). Excess losses will be offset against a cohabiting spouse’s share income deriving from shares admitted to trading on a regulated market. Any remaining losses after the above deduction can be carried forward indefinitely and offset against future share income deriving from shares admitted to trading on a regulated market.

Losses on shares admitted to trading on a regulated market can only be set off against other share income derived from other shares admitted to trading on a regulated market as outlined above if the Danish Tax Authority has received certain information concerning the ownership of the shares before expiry of the tax return filing deadline for the income year in which the shares were acquired. This information is normally provided to the Danish Tax Authority by the securities dealer or custodian if the securities dealer or custodian is resident in Denmark.

Individuals investing through an Investment Savings Account

Gains and losses on shares owned through an investment savings account (in Danish: Aktiesparekonto) are calculated using the mark-to-market principle (i.e., as the difference between the market value of the assets in the account at the beginning of the income year (January 1st) and the market value of the shares at the end of the income year (December 31st) adjusted for further deposits on the account and adjusted for withdrawals from the account).

Taxation will take place on an accrual basis even if no shares have been disposed of and no gains or losses have been realized. If the shares owned through an investment savings account are sold or otherwise disposed of before the end of the income year, the taxable income of that income year equals the difference between the value of the shares at the beginning of the income year and the realization sum. If the shares owned through an investment savings account are acquired and realized in the same income year, the taxable income equals the difference between the acquisition sum and the realization sum. If the shares are acquired in the income year and not realized in the same income year, the taxable income equals the difference between the acquisition sum and the value of the shares at the end of the income year.

Any annual gain will be subject to tax at a rate of 17% and any loss may be carried forward. In 2022, the account is limited to a deposit of DKK 103,500. Tax is settled by the account institute.

Sale of Shares - Companies

Tax on the sale of shares by companies is subject to different regimes depending on whether the shares are considered as Subsidiary Shares, Group Shares, Tax-Exempt Portfolio Shares or Taxable Portfolio Shares defined as follows:

“Subsidiary Shares” are generally defined as shares owned by a company shareholder holding at least 10% of the nominal share capital of the issuing company.

“Group Shares” are generally defined as shares in a company in which the company shareholder of the company and the issuing company are subject to Danish joint taxation or fulfil the requirements for international joint taxation under Danish law.

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“Tax-Exempt Portfolio Shares” are generally defined as shares not admitted to trading on a regulated market owned by a company shareholder holding less than 10% of the nominal share capital in the issuing company. Tax-Exempt Portfolio Shares are not relevant in respect of this Offering and will not be described in further detail.

“Taxable Portfolio Shares” are shares that do not qualify as Subsidiary Shares, Group Shares or Tax-Exempt Portfolio Shares (i.e., listed shares in companies in which a company shareholder holds less than 10% of the equity).

Gains or losses on disposals of Subsidiary Shares, Group Shares and Tax-Exempt Portfolio Shares are not included in the taxable income of the company shareholder.

Special rules apply with respect to Subsidiary Shares and Group Shares in order to prevent circumvention of the 10% ownership requirement through pooling of shareholdings in a holding company, just as other antiavoidance rules may apply under Danish law. These rules will not be described in further detail.

Capital gains from the sale of Taxable Portfolio Shares are taxable at the corporate income tax rate of 22% (2021). Losses on such shares are generally deductible.

Gains and losses on Taxable Portfolio Shares are, as a general rule, calculated in accordance with the mark-to-market principle. It is generally not possible for a company to elect taxation on a realization basis for listed shares. If a company has already made such election with respect to taxation of other Taxable Portfolio Shares (that are not listed shares) held by the company, the shares in Topco will not be covered by that election.

According to the mark-to-market principle, each year’s taxable gain or loss is calculated as the difference between the market value of the shares at the beginning of the income year and the value of the shares at the end of the income year. If the income year follows the calendar year, the taxable gain or loss will thus be the difference in value between January 1st and December 31st. Thus, taxation will take place on an unrealized basis (i.e., on an accrual basis even if no shares have been disposed of and no gains or losses have been realized). If the Taxable Portfolio Shares are sold or otherwise disposed of before the end of the income year, the taxable income of that income year equals the difference between the value of the Taxable Portfolio Shares at the beginning of the income year and the value of the Taxable Portfolio Shares at realization. If the Taxable Portfolio Shares have been acquired and realized in the same income year, the taxable income equals the difference between the acquisition sum and the realization sum. If the Taxable Portfolio Shares are acquired in the income year and not realized in the same income year, the taxable income equals the difference between the acquisition sum and the value of the Shares at the end of the income year.

A change of status from Subsidiary Shares, Group Shares or Tax-Exempt Portfolio Shares to Taxable Portfolio Shares (or vice versa) is for tax purposes deemed to be a disposal of the shares and a reacquisition of the shares at market value at the time of change of status.

Dividends - Individuals

For the calendar year 2022, dividends received by individuals are taxed as share income. Share income is taxed at a rate of 27% on the first DKK 57,200 (for cohabiting spouses, a total of DKK 114,400) and at a rate of 42% on share income exceeding such threshold. Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

Dividends paid to individuals are generally subject to withholding tax currently at a rate of 27%.

Dividends for Individuals investing through an Investment Savings Account

Dividends distributed to an investment savings account are not taxed under the tax rules that apply to share income for individuals as described above. Rather, the dividends will be considered as part of the return received

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(i.e., as a deposit in the account) and subject to the general tax principles for the account as described above (i.e. mark-to-market taxation).

Dividends - Companies

Dividends received on Taxable Portfolio Shares are generally subject to the standard corporate tax rate of currently 22% (2022) irrespective of ownership period.

The general withholding tax rate is 27%, however a 22% (2022) tax rate applies to dividends distributed to Danish resident companies. Should the distributing company withhold at the higher rate, the shareholder can claim a refund of the excess tax paid. A claim for repayment must be filed within two months from the date of the decision to distribute the dividend; otherwise, the excess tax will be treated as a tax paid on account and credited in the corporate income tax for the year.

Dividends received on Subsidiary Shares and Group Shares are not subject to taxation irrespective of ownership period, subject, however, to certain anti-avoidance rules that will not be described in further detail.

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5.	The comparison chart included in the section entitled “Comparison of Shareholder Rights” in the Noble proxy statement/prospectus will be replaced with the following:

Provisions Currently Applicable to Maersk Drilling Shareholders	Provisions Applicable to Topco Shareholders
Voting Rights

Voting, Generally

•  Each share of a nominal value of DKK 10 confers the right to cast one vote at the general meeting. Each shareholder may cast as many votes as it holds shares.

•  Shares that are held by Maersk Drilling or any direct or indirect subsidiaries do not confer the right to vote.

•  Resolutions of the general meeting may generally be adopted by a simple majority of the votes cast, subject only to the mandatory provisions of the Danish Companies Act and the Maersk Drilling articles of association.

•  Resolutions concerning amendments to the articles of association, including the name of the company, and changes to the company’s share capital must be passed by two-thirds of the votes cast as well as two-thirds of the share capital represented at the general meeting.

•  Certain resolutions, which, among other things, limit a shareholder’s voting rights, dividend rights or transferability of shares are subject to approval by at least a nine-tenth majority of the votes cast and the share capital represented at the general meeting.

•  Decisions to impose any or increase any obligations of the shareholders towards the company require unanimity.

•  Each shareholder of Topco is entitled to one vote for each Topco Share held by such shareholder.

•  If issued, the voting rights of holders of any additional shares that may be issued will be determined by the Topco Board in accordance with the Topco Articles of Association.

•  Under English law and the Topco Articles of Association, certain matters require “ordinary resolutions,” which must be approved by at least a majority of the votes cast by shareholders, and certain other matters require “special resolutions,” which require the affirmative vote of at least 75 percent of the votes cast at the meeting.

•  An ordinary resolution is needed to (among other matters) remove a director; provide, vary or renew the directors’ authority to allot shares; and appoint directors (where appointment is by shareholders).

•  A special resolution is needed to (among other matters): alter a company’s articles of association, exclude statutory pre-emptive rights on allotment of securities for cash; reduce a company’s share capital; reregister a public company as a private company (or vice versa); and approve a scheme of arrangement.

•  The company name of Topco can be changed by either the Topco Board (under the Topco Articles of Association) or by a special resolution of the shareholders (as a matter of law).

Record Date

• A Maersk Drilling shareholder’s right to vote is determined by the shares held by the shareholder at the record date. The record date is set as one week before the general meeting.	• The Topco Articles of Association provide that Topco may set a record date for determining the shareholders entitled to attend and vote at any meeting.

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Quorum

•  Neither Danish law nor the articles of association stipulate a quorum requirement in order to pass resolutions at the general meeting. It is, however, possible under Danish law to include a quorum requirement in the articles of association.

•  Resolutions may generally be adopted by a simple majority of the votes cast, subject only to the mandatory provisions of the Danish Companies Act and the Maersk Drilling articles of association.

•  Resolutions concerning amendments to the articles of association, including the name of the company, and changes to the company’s share capital must be passed by two-thirds of the votes cast as well as two-thirds of the share capital represented at the general meeting.

•  Under English law, the quorum can be set by a company’s articles. The Topco Articles of Association state that holders of at least a majority of the shares issued and entitled to vote, present (in person, by proxy or by corporate representative) at a general meeting, shall constitute a quorum.

•  The Topco Articles of Association also provide a higher quorum threshold for certain resolutions to be passed. A quorum of two-thirds of those shareholders entitled to vote is required in order for a resolution to be passed which relates to:

1.  removing a serving member of the Topco Board; or

2.  amending, varying, suspending the operation of, disapplying or cancelling certain provisions of the Topco Articles of Association (including the quorum provisions, the election and reelection of directors, the fair price provisions and the interested shareholder provisions (see further “Share Acquisitions” below)).

Cumulative Voting

• Cumulative voting is not recognized under Danish law.	• Cumulative voting is not recognized under English law.

Action by Written Consent

•  In practice all resolutions must be passed at a duly convened general meeting as under Danish law, as the option of passing resolutions by written consent must be approved unanimously by all shareholders.

• Under English law, a public limited company’s shareholders cannot pass a resolution by written consent; they can only pass resolutions taken at shareholder meetings.

Shareholder Proposals and Shareholder Nominations of Directors

Shareholders’ Ability to Call a Special Meeting

•  According to the Danish Companies Act and Maersk Drilling’s articles of association, extraordinary general meetings of shareholders will be held whenever the board of directors or the appointed auditor require it. In addition, one or more shareholders representing at least 5% of the registered share capital of the company may, in writing, require that a general meeting be convened. If

•  Under English law, the ownership of shares (by one or more shareholders) representing five percent of the paid-up capital of Topco carrying voting rights gives the right to requisition the holding of a general meeting of shareholders. See “Special Meetings of Shareholders” below.

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such a demand is made, the board of directors shall convene the general meeting with three to five weeks’ notice within fourteen days thereafter.

Shareholder Proposals: Director Nominations, Generally

•  According to Maersk Drilling’s articles of association, the Board of Directors must consists of not less than four and not more than eight members elected by the general meeting for a term of one year. Re-election of board members may take place.

•  It is customary that the board nominates persons for election to the board of directors at the general meeting based on recommendations from the nomination committee. However, according to Danish law, any shareholder may propose persons for election to the board of directors.

•  Prior to an election of members of the board of directors at the general meeting, the company must provide information on management positions held by each candidates in other commercial enterprises, except for posts held in the company’s own wholly-owned subsidiaries.

•  In addition to the directors elected by the general meeting, the company has established a voluntary arrangement for employee representation on the board of directors of the company. The voluntary arrangement is included in the articles of association and allows the employees of the Maersk Drilling Group to elect two members to the board of directors for a term of four years.

•  One or more shareholders holding at least five percent of the total voting rights in Topco, or 100 shareholders who have the right to vote and who hold shares on which there has been paid up an average sum of £100, per shareholder, can require resolutions to be put before the annual general meeting. The request must be received at least six weeks before the relevant annual general meeting. If so requested, the company is required to give notice of such a resolution in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the annual general meeting. There is also an option under English law, if certain details are provided, for such a request to be made by beneficial holders of shares provided that the request is made by more than 100 holders of shares (i.e., this option is not available for the 5% threshold route).

•  All shareholder resolutions thus proposed must not be:

(1) if passed, ineffective (whether by reason of inconsistency with any enactment or the Topco Articles of Association or otherwise);

(2) defamatory of any person; or

(3) frivolous or vexatious.

•  One or more shareholders holding at least five percent of the total voting rights in Topco, or at least 100 shareholders who have the right to vote and who hold shares on which there has been paid up an average sum of £100, per shareholder, can require the company to circulate to shareholders a statement of up to 1,000 words relating to a matter referred to in a proposed resolution or any other business matter to be dealt with in any type of general meeting. The request must be received at least one week before the meeting to which it relates. If so requested, the company is required to

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circulate a statement in the same manner and at the same time (or as soon as reasonably practical thereafter) as the notice of the relevant general meeting. There is also an option under English law, if certain details are provided for such a request to be made by beneficial holders of shares provided that the request is made by more than 100 people (i.e., this option is not available for the 5% threshold route).

•  Shareholders, whether individually or collectively, who do not meet the five percent threshold (or, in the case of proposing a resolution at an annual general meeting, the 100 shareholders threshold) will not be entitled to nominate a director or propose a shareholder resolution for consideration at a meeting of the shareholders, except for shareholder proposals required by SEC Rule 14a-8 under the Exchange Act.

•  Directors of Topco that are proposed to be elected at a shareholder meeting generally must be elected individually pursuant to separate proposals at the meeting; more than one director cannot be elected under the same shareholder proposal.

•  The Topco Articles of Association continue Noble’s current mechanism for nominating directors, subject to the five percent shareholding requirement set forth above.

•  To be timely, a shareholder’s notice must be delivered to the secretary of Topco at least 120 calendar days prior to the anniversary of the previous annual general meeting.

•  Under the Topco Articles of Association, and except as otherwise provided by law, if any proposal to nominate a director is not in accordance with the Topco Articles of Association, the chairman of the meeting may refuse to acknowledge such proposal and may determine that the shareholder who has nominated the person shall not be entitled to vote on the relevant resolution.

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Sources and Payment of Dividends

Sources of Dividends

•  Under Danish law, companies may only pay out dividends from distributable reserves, and may not exceed what is considered sound and adequate with regard to the financial condition or be to the detriment of the creditors.

•  The statement of financial position as included in the approved annual report or an interim statement of financial position, as applicable, must show that sufficient funds are available for distribution.

•  Topco may pay dividends on its ordinary shares only out of its “distributable profits,” defined as accumulated, realized profits (so far as not previously utilized by a distribution or capitalization) less accumulated, realized losses, and not out of share capital, which includes share premiums (which are equal to the excess of the consideration for the issuance of shares over the aggregate nominal amount of such shares). Share capital or share premium may only be considered ‘distributable profits’ where, in the case of Topco, a Court approved capital reduction has taken place.

•  In addition, under English law, Topco will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves or to the extent that the distribution will reduce the net assets below such amount.

Declaration of Dividends

•  Under Danish law, the distribution of ordinary dividends requires the approval of a company’s shareholders at a general meeting. Shareholders cannot resolve to distribute dividends in an amount exceeding the amount recommended or approved by the board of directors at the general meeting.

•  Further, the board of directors of Maersk Drilling is entitled to declare and distribute interim dividend according to the articles of association. The decision to pay out interim dividends shall be accompanied by a balance sheet, and the board of directors determines whether it will be sufficient to use the statement of financial position from the annual report or if an interim statement of financial position for the period from the annual report period until the interim dividend payment shall be prepared. If the decision to distribute interim dividends is passed more than six months after the date of the statement of financial position as set out in Maersk Drilling’s latest adopted annual report, an

•  The Topco Articles of Association authorize the Topco Board to declare interim dividends if it considers that the financial position of Topco justifies such payment. Final dividends may also be recommended by the Board and approved by shareholders by ordinary resolution.

•  The Topco Articles of Association provide that dividends may be paid in cash or in property, paid-up shares, or debentures of another company.

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interim statement of financial position must be prepared and reviewed by the auditor.

Record Date

•  A Maersk Drilling shareholder’s right to vote is determined by the shares held by the shareholder at the record date. The record date is set as one week before the general meeting.

•  Shareholders in Denmark will typically be entitled to receive ordinary dividend according to the number of shares held at the date of the general meeting approving such dividend distribution. The board of directors may set the record date in connection with distribution of interim dividend carried out by decision of the board of directors.

• The Topco Articles of Association provide that, subject to certain restrictions, the Topco Board may set the record date for a dividend or other distribution.

Purchase and Redemption of Stock

Purchase and Redemption of Stock, Generally

•  According Danish law, Maersk Drilling may acquire fully paid company shares provided that the board of directors has been authorized to do so by the shareholders at a general meeting.

•  The general meeting has authorized the board of directors until 2024 to acquire treasury shares, provided that i) the total nominal value of treasury shares held by Maersk Drilling does not at any time exceed 10% of the total share capital and ii) the consideration paid per shares does not deviate more than 10% from the price quoted on Nasdaq Copenhagen at the time of acquisition.

•  Shares to be held in treasury can only be acquired using distributable profits, i.e. amounts that could have otherwise been paid out as dividend.

•  Treasury shares may be cancelled subject to the approval by the shareholders at a general meeting of a proposal to reduce the share capital.

•  Topco may purchase its own shares, which requires approval of the shareholders by an ordinary resolution (a simple majority of votes cast). Immediately prior to the Merger Effective Time, Noble Corporation Limited, as the sole shareholder of Topco, is expected to pass an ordinary resolution, which would authorize the repurchase of up to 15% per annum of the issued share capital as of the beginning of each fiscal year for a five year period (subject to an overall aggregate maximum number of shares to be set forth in the ordinary resolution). Shareholder approval would be necessary no less frequently than every five years to renew this authorization.

•  Topco may redeem or purchase shares only if the shares are fully paid and only out of:

(1) distributable profits; or

(2) the proceeds of a new issue of shares made for the purpose of the purchase or redemption.

•  Under English law, any shares purchased by Topco may be cancelled or held in treasury, from which they can be resold or used for the purposes of an employee share scheme.

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Voting Treasury Stock

• Treasury shares cannot be used for voting at general meetings and will not entitle the company to dividends.	• Treasury shares cannot be voted.

Meetings of Shareholders

•  According to the Maersk Drilling articles of association, the general meetings of shareholders shall be held in the Capital Region of Denmark. Further, the board of directors may decide to hold the general meeting electronically without the possibility of physical attendance, provided that shareholders are able to attend, vote and voice their opinion through electronic means.

•  There are specific requirements as to the information and documentation required to be disclosed on the company website in connection with the convening notice, including the notice to convene, the aggregated number of shares and voting rights, all documents presented to the general meeting, agenda and complete proposal and proxy and voting forms.

•  The annual general meeting must be held prior to the end of April each year.

•  General meetings shall be convened by the board of directors with a minimum of three weeks’ notice and a maximum of five weeks’ notice

•  The Topco Articles of Association provide that the Topco Board may convene general meetings of the shareholders at any place they so designate.

•  The notice of the general meeting must state the time, date and place of the meeting, whether the meeting will be a physical meeting or a hybrid meeting (i.e. one where there will be a physical place and electronic participation) and the general nature of the business to be dealt with. The general meeting may be within or outside the U.K.

•  Topco must hold its annual general meeting within six months from the day following the end of its fiscal year.

•  Under English law, an annual general meeting must be called by at least 21 clear days’ notice. It is possible to extend this notice period in the company’s articles of association. This notice period can be longer or can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice. A meeting other than the annual general meeting must be called by not less than 14 clear days’ notice, but this too can be longer or shortened by agreement. The Topco Articles of Association require at least 21 clear days’ notice of general meetings.

•  “Clear days” means calendar days and excludes (1) the date on which a notice is given or a request received; and (2) the date of the meeting itself.

Special Meetings of Shareholders

Calling a Special or Extraordinary General Meeting

•  According to the Danish Companies Act and Maersk Drilling’s articles of association, extraordinary general meetings of shareholders will be held whenever the board of directors or the appointed auditor require it. In addition, one or more shareholders

•  The Topco Articles of Association provide that general meetings of shareholders may be called on the order of the Topco Board.

•  Under English law, one or more shareholders representing at least five percent of the paid up capital of Topco

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representing at least 5% of the registered share capital of the company may, in writing, require that a general meeting be convened. If such a demand is made, the board of directors shall convene the general meeting with three to five weeks’ notice within fourteen days thereafter.

carrying voting rights also have the right to requisition the holding of a general meeting.

Notice

•  The board of directors shall convene extraordinary general meetings with three to five weeks’ notice.

•  The notice to convene an extraordinary general meeting shall include the agenda items for such general meeting. Requirements as to information and documentation required to be disclosed on the company website is the same as for annual general meetings.

•  English law requires that notice of a general meeting of shareholders (other than the annual general meeting convened by the officers, which requires at least 21 clear days) must be delivered to the shareholders at least 14 clear days prior to the meeting. This notice must state the place, date and time of the meeting, whether the meeting will be a physical meeting or a hybrid meeting (i.e. one where there will be a physical place and electronic participation) and the general nature of the business to be transacted. Business transacted at any general meeting of shareholders shall be limited to the purposes stated in the notice.

•  Where the meeting is properly requisitioned by the shareholders of Topco, the Topco Board must call the general meeting within 21 days of the request, and the meeting itself must be held not more than 28 days after the date of the notice convening the meeting.

•  Notice periods for general meetings can be shortened for public companies if shareholders holding 95 percent of the voting rights agree to hold the meeting at short notice. In the case of annual general meetings, all shareholders entitled to attend and vote must agree to short notice.

Appraisal or Dissent Rights

To Whom are Appraisal Rights Available

•  The concept of appraisal rights does not exist under Danish law, except in connection with statutory redemption rights according to the Danish Companies Act.

•  According to the Danish Companies Act, a minority shareholder may require a majority shareholder that holds more than nine-tenths of the company’s registered share capital and voting rights to redeem his or her shares. Further, a majority shareholder that holds

•  English law does not provide for “appraisal rights” similar to those rights under Delaware law. However, English law will provide for dissenter’s rights which permit a shareholder to object to a court in the context of the compulsory acquisition of minority shares. See “Shareholders’ Votes on Certain Transactions” below.

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more than nine-tenths of the company’s registered share capital and voting rights may require to redeem shares held by minority shareholders. In the event that the parties cannot agree to the redemption squeeze-out price, this shall be determined by an independent evaluator appointed by the court. Expenses relating to the determination of the redemption price must be paid by the shareholder requesting such determination. If the expert’s valuation is higher than the price offered by the redeeming shareholder, the court may order the redeeming shareholder to pay the expenses relating to determination of the redemption price in full or in part.

Allotment of Shares

•  New shares in Maersk Drilling may generally be issued subject to a share capital increase approved by the shareholders with a majority of at least two-thirds of the votes cast, as well as at least two-thirds of the share capital represented at the general meeting. In certain situation where a capital increase and related share issuance may have material negative impact on the current shareholders, such capital increase must be approved by at least a nine-tenth majority of the votes cast and the share capital represented at the general meeting, e.g. if shares are issued at a favorable price, i.e. below market price, to a third party who is not already a shareholder.

•  The general meeting may authorize the board of directors to increase the share capital by including a provision to that effect in the articles of association. The general meeting may also authorize the board of directors to issue convertible debt instruments or warrants by including a provision to that effect in the articles of association, provided that it also authorizes the board of directors to carry out the capital increase required for that purpose. The authorizations may be given for one or more periods of up to five years at a time.

•  The shareholders of Maersk Drilling have, via two authorizations, authorized the board of directors to increase the company’s share capital in one or more issues of new shares without pre-emption rights for the company’s existing shareholders by up to (i) a nominal

•  Under English law, the directors of a public limited company do not, save in certain limited circumstances (such as in respect of employee share schemes), have authority to allot new shares in the capital of the company without the authority of an ordinary resolution of the shareholders.

•  Immediately prior to the Merger Effective Time, Noble Corporation Limited, as the sole shareholder of Topco, is expected to pass an ordinary resolution to grant the directors authority to allot shares. for a period of five years, up to an aggregate nominal amount of US$            . Shareholder approval would be necessary no less frequently than every five years to renew this authorization. See “Description of Topco Securities—Share Repurchases, Redemptions and Conversions.”

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amount of DKK 83,064,224, which issuance(s) shall take place at or above market price and may be effected by cash payment, conversion of debt or by contribution of assets other than cash and (ii) a nominal amount of DKK 12,490,000 in connection with the issue of new shares to executives and/or employees of the company and/or of the company’s subsidiaries, which issuance(s) may be below market price and shall take place by cash payment at a subscription price to be determined by the board of directors.

Pre-emptive Rights

•  Under the Danish Companies Act, shareholders have a pre-emptive right to subscribe for new shares in proportion to their existing shareholdings. However, the pre-emptive right may be derogated from by a majority comprising at least two-thirds of the votes cast, as well as at least two-thirds of the share capital represented at the general meeting, provided the share capital increase takes place at market price.

•  The shareholders of Maersk Drilling have, via two authorizations, authorized the board of directors to increase the company’s share capital in one or more issues of new shares without pre-emption rights for the company’s existing shareholders.

•  Under English law, unless either a special resolution to the contrary has been passed by the shareholders or there is a provision in the articles of association conferring a corresponding right, the issuance for cash of the following securities must generally be offered first to the existing ordinary shareholders in proportion to the respective nominal values of their holdings:

(1) equity securities (i.e., ordinary shares, which are shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution); or

(2) rights to subscribe for or convert securities into, ordinary shares.

•  English law permits a company’s shareholders by special resolution or a provision in a company’s articles of association to exclude preemptive rights for a period of up to five years.

•  Pre-emptive rights do not generally apply to a company’s issuance of shares in exchange for consideration other than cash.

•  Immediately prior to the Merger Effective Time, Noble Corporation Limited, as the sole shareholder of Topco, is expected to pass a special resolution to exclude pre-emptive rights for a period of five years with respect to the allotment of shares up to an aggregate nominal amount of US$            . Shareholder approval would be necessary no less frequently than every five years to renew this authorization. See “Description of Topco Securities—Pre-emptive Rights.”

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Amendment of Governing Instruments

•  Under Danish law, resolutions concerning amendments to the articles of association must be passed by at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the general meeting.

•  The provisions in the articles of association of an English public limited company are generally equivalent to the collective provisions in a certificate of incorporation and bylaws of a Delaware corporation.

•  Under English law, a special resolution of the shareholders is required to amend any provision of the Topco Articles of Association. The Topco Board does not have the power to amend the Topco Articles of Association without shareholder approval.

Preferred Shares/Additional Shares

• Maersk Drilling has only one share class and does not have the right to issue preferred shares.

•  Preferred shares can be issued by English companies, giving the holders rights of priority over ordinary shareholders.

•  Subject to there being an unexpired and sufficient authority to allot shares, the Topco Articles of Association permit the Topco Board to issue shares with rights to be determined by the Topco Board at the time of issuance, which may include preferred rights.

Stock Class Rights

• Maersk Drilling has only one share class and no shares carry special rights.

•  Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval of the class affected at a separate class meeting.

•  The Topco Articles of Association provide that shareholders of the relevant class of shares can approve any amendment to their rights either by:

(1) consent in writing of shareholders holding at least 75 percent of the issued shares of that class by amount; or

(2) a special resolution passed at a class meeting of the relevant class.

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Shareholders’ Votes on Certain Transactions

Approval of Mergers and Acquisitions Generally

•  Under Danish law, mergers with the company as the discontinuing entity, mergers with the company as the continuing entity if shares are issued in connection therewith and demergers shall be approved by the general meeting of shareholders with at least two-thirds of the votes cast and two-thirds of the share capital represented at the general meeting. It is unresolved in Danish law whether the shareholders must approve a decision to sell all or virtually all of the company’s business/assets.

•  Where Maersk Drilling acquires another company, such acquisition may be approved by the board of directors and would not be subject to a shareholder vote, unless such acquisition involves a rights issue or an issue of new shares in excess of what the board is authorized to issue.

•  In case of a public offer in accordance with the Takeover Order to acquire the shares of Maersk Drilling, each shareholder will be able to accept or decline the offer. In case an offeror acquires more than 90% of the share capital, the remaining shareholders may be subject to mandatory redemption of their shares.

•  As noted above, “ordinary resolutions” must be approved by at least a majority of the votes cast by shareholders. “Special resolutions” require the affirmative vote of at least 75 percent of the votes cast at the meeting to be approved.

•  There is no concept of a statutory merger under English law.

•  Under English law, as a general matter, where Topco proposes to acquire another company, approval of Topco’s shareholders is not required. However, if the acquisition involves the issue of shares which equate to 20% or more of its A Ordinary Shares, Topco will be subject to the rules of the NYSE (which would require Topco to seek shareholder approval).

•  Under English law, where another company proposes to acquire Topco, the requirement for the approval of the shareholders of Topco depends on the method of acquisition.

•  Under English law, schemes of arrangement are arrangements or compromises between a company and any class of shareholders or creditors, and are used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers (similar to a merger in the U.S.). Such arrangements require the approval of (i) a majority in number of shareholders or creditors (as the case may be) representing 75 percent in value of the creditors or class of creditors or shareholders or class of shareholders present and voting either in person or by proxy at a special meeting convened by order of the court; and (ii) the English court.

•  Once approved, sanctioned and becoming effective, all shareholders and creditors of the relevant class are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.

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•  A dissenting shareholder may object to the transfer on the basis that the bidder is not entitled to acquire shares or to specify terms of acquisition different from those in the offer by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate.

•  Under English law, if an offeror were to acquire or unconditionally contract to acquire 90 percent of the shares to which the offer relates and 90 percent of the voting rights attached to those shares, then, within three months of the last day on which its offer can be accepted, it could compulsorily acquire the remaining 10 percent. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the issued shares in its favor and pay the consideration to Topco, which would hold the consideration in trust for outstanding shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired must, in general, be the same as the consideration that was available under the takeover offer.

•  A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.

Related Party Transactions

•  According to the Danish Companies Act, material transactions between Maersk Drilling and its related parties that are outside the ordinary course of business must be approved by the board of directors. An announcement must be published in case the of a transaction with a related party if the fair value of the transaction amounts to 10% or more of the company’s total assets or 25% or more of the profit from the company’s operating activities.

•  The company may provide loans to directors and executive officers if the amount is within

•  Topco will be subject to the rules of the NYSE regarding related party transactions.

•  Under English law, certain transactions between a director and a related company of which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.

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the distributable reserves of the company and the general meeting has approved such loan.

Greater than 20 Percent Change in Common Shares or Voting Power

•  Share issuances need to be approved by the shareholders, irrespective of the size of the share issuance, unless the board of directors have been authorized to increase the share capital as is the case for Maersk Drilling where the board of directors currently is authorized to issue shares corresponding to up to a total of approximately 23 percent.

•  Share issuances above 20 percent of the company’s share capital is subject to approval of a prospectus under the EU Prospectus Regulation.

• Topco will continue to be subject to the rules of the NYSE regarding the issuances of shares representing 20 percent or more of its issued share capital.

Rights of Inspection

Rights of Inspection Generally

•  According to the Danish Companies Act, a shareholder may, at the annual general meeting or at a general meeting whose agenda includes such item, request an inspection of the company’s books regarding specific issues concerning the management of the company or specific annual reports. If approved by shareholders with a simple majority of the votes cast, one or more investigators are elected. If the proposal is not approved by a simple majority but 25% of the share capital votes in favor of the proposal, then any shareholder may, no later than four weeks after the general meeting, request the bankruptcy court to appoint investigators.

•  The agenda and the complete proposed resolutions and, in the case of the annual general meeting, the audited annual report, must be available for inspection by the shareholders no later than three weeks prior to the meeting.

•  Any information disclosed according to the Nasdaq Nordic Main Market Rulebook must be available on the company’s website for at least five years, and the financial reports of the company must be available for at least ten years.

•  Generally, the register and index of names of registered shareholders of Topco may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person.

•  The inspecting shareholder has to show he or she has a proper purpose in inspecting the register. Documents may be copied for a fee.

•  The service contracts, if any, of Topco’s directors can be inspected without charge and during business hours. In this and certain other contexts under applicable English law, a “director” includes certain executive officers and a “service contract” includes any contract under which such a director or executive officer undertakes personally to provide services to the company or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise.

•  The shareholders of Topco may also inspect, without charge and during business hours, the minutes of meetings of the shareholders and copies of all resolutions passed by shareholders in the previous 10 years and obtain copies of the minutes for a fee.

•  In addition, the published annual accounts of Topco are required to be available for shareholders at a general meeting and a

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shareholder is entitled to a copy of these accounts. The accounts must also be made available on Topco’s website and remain available until the accounts for the next financial year are placed on the website.

•  Under English law, the shareholders of a company do not have the right to inspect the corporate books of a subsidiary of that company.

•  Any information disclosed according to the Nasdaq Nordic Main Market Rulebook must be available on the company’s website for at least five years, and the financial reports of the company must be available for at least ten years.

Shareholder List

• Under Danish law, Maersk Drilling must keep a shareholders’ register with details of all direct shareholders. The shareholders’ register is kept electronically by Computershare A/S.

•  Under English law, all companies must keep a register of members (i.e., a list of the names and certain other details of its stockholders). In addition, where a company has more than 50 shareholders of record it must keep an index of the names of the shareholders of record (unless the register is in such a form as to constitute an index).

Standard of Conduct for Directors

•  Danish law imposes certain specific obligations on the directors of Maersk Drilling. In addition to certain general company law principles, there are statutory director duties, including inter alia:

1.  to act in a way he or she considers, in good faith, would be in the interest of and for the benefit of the company;

2.  to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

3.  to exercise independent judgment;

4.  to exercise reasonable care, skill and diligence;

5.  to exercise a duty of confidentiality towards the company,

6.  to avoid conflicts of interest;

7.  not to accept benefits from third parties; and

•  English law imposes certain specific obligations on the directors of Topco. In addition to certain common law and equitable principles, there are statutory director duties, including seven codified duties as follows:

1.  to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

2.  to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

3.  to exercise independent judgment;

4.  to exercise reasonable care, skill and diligence;

5.  to avoid conflicts of interest;

6.  not to accept benefits from third parties; and

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8.  to declare an interest in a proposed transaction with the company.

•  The articles of association of Maersk Drilling state that the number of directors of the company shall be no less than four and no more than eight members elected by the general meeting.

7.  to declare an interest in a proposed transaction with the company.

8.  The Topco Articles of Association state that the number of directors of the company shall be fixed from time to time by resolution adopted by the Topco Board (but must not be less than three and not more than 11). The initial number of directors will be 7.

Classification of the Board of Directors

•  The Maersk Drilling articles of association provides for shareholder-elected members to serve for a term of one year with the possibility of re-election.

•  Employee-elected members of the board of directors are elected by the employees of the Maersk Drilling Group for a term of four years.

•  English law permits a company to provide for terms of different length for its directors.

•  The Topco Articles of Association provide that the Topco Board is declassified and the directors are subject to annual re-election.

Removal of Directors

• A member of the board of directors may resign at any time. A general meeting of shareholders may also remove a directors from the board of directors by simple majority of votes cast.

•  Under English law, shareholders of record may remove a director without cause by ordinary resolution, irrespective of any provisions in the company’s articles of association, provided that 28 clear days’ notice of the resolution is given to the company.

•  Unless otherwise provided in the articles of association, the director has a right to make written representations, which the company must circulate to shareholders, as to why he or she should not be removed. This right is not excluded by the Topco Articles of Association.

Vacancies on the Board of Directors

Vacancies, Generally

•  If a vacancy occurs due to the resignation of a shareholder-elected board member, the seat will remain vacant until a new director has been elected at a general meeting.

•  Vacancies due to the resignation of an employee-elected representatives will be filled by an alternate already elected by the employees in connection with the election of employee-elected board members among employees every fourth year.

•  The Topco Articles of Association provide that:

1.  any vacancies on the Topco Board; or

2.  any newly created directorships, shall be filled by the majority vote of the remaining directors or by a sole remaining director.

•  Shareholders also have a right to propose directors for appointment at a general meeting convened by the Topco Board for

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such purpose, provided the shareholder(s) comply with the relevant procedural requirements. See “Shareholder Proposals and Shareholder Nominations of Directors” and “Special Meetings of Shareholders” above.

Term of Service After Appointment to Fill a Vacancy

•  An alternative taking up a vacant position due to the resignation of an employee-elected member of the board of directors will serve for the remainder of the four year term applicable to employee-elected board members.

• The Topco Articles of Association provide that any director appointed to fill a vacancy shall serve until the next annual general meeting.

Liability of Directors and Officers

•  A company incorporated in Denmark is permitted to purchase and maintain insurance for a director or executive officer of the company against any such liability.

•  Shareholders can at a general meeting pass a resolution by simple majority of votes with the view to ratify a director’s or certain officer’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company.

•  English law does not permit a company to exempt any director or certain officers from any liability arising from negligence, default, breach of duty or breach of trust against the company. However, despite this prohibition, an English company is permitted to purchase and maintain insurance for a director or executive officer of the company against any such liability.

•  Shareholders can ratify by ordinary resolution a director’s or certain officer’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company.

Indemnification of Directors and Officers

•  Maersk Drilling does not currently have an indemnification scheme in place for its directors and executive officers.

•  Each year at the annual general meeting, the shareholders are asked to grant discharge of liability to members of the board of directors and executive management for information properly disclosed in the approved annual report.

•  As is customary in Denmark and in compliance with Danish law, Maersk Drilling has taken out a director and officers’ insurance covering its board of directors and management. The D&O insurance has certain exclusions, e.g. in relations to losses incurred by criminal acts, fraud or intentionally.

•  Subject to exceptions, English law does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company.

•  The exceptions allow a company to:

•  purchase and maintain director and officer insurance, or “D&O Insurance” against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. D&O Insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, D&O Insurance will not cover losses incurred in

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relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offences or excluded matters such as environmental fines and clean-up costs. In relation to these matters, D&O Insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true; and

•  provide a qualifying third party indemnity provision, or “QTPIP.” This permits a company to indemnify its directors and certain officers (and directors and certain officers of an associated company) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment, except for: the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company itself; fines imposed in criminal proceedings; and penalties imposed by regulatory bodies). Topco can therefore indemnify directors and certain officers against such third party actions as class actions or actions following mergers and acquisitions or share issuances; and

•  indemnify a director or certain officers in respect of defense costs in relation to civil and criminal proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director or officer to reimburse the company if the defense is unsuccessful. However, if the company has a QTPIP in place whereby the director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company.

•  The Topco Articles of Association include a provision authorizing the company to indemnify to any extent permitted by law any person who is or was a director or officer of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability,

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whether in connection with any negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to the company or any associated company. The Topco Articles of Association go on to state that where a person is so indemnified, such indemnity may extend to all costs, losses, expenses and liabilities incurred by him or her.

•  In addition to the provisions of the Topco Articles of Association, it is necessary to set out the terms of the QTPIP in the form of a deed of indemnity between the company and the relevant director or officer which essentially indemnifies the director or officer against claims brought by third parties to the fullest extent permitted under English law. Topco expects to enter into new indemnification agreements and deeds of indemnity with directors, executive officers and certain other officers and employees (including directors, officers and employees of subsidiaries and other affiliates).

•  Topco will be required to disclose in its annual directors’ report any QTPIP in force at any point during the relevant financial year or in force when the directors’ report is approved. A copy of the indemnity or, if it is not in writing, a memorandum setting out its terms must be open to inspection during the life of the indemnity and for a period of one year from the date of its termination or expiration. Any shareholder may inspect the indemnity, or memorandum, without charge or may request a copy on payment of a fee.

Shareholders’ Suits

•  Under Danish law, only a company itself can bring a civil action against a third party; an individual shareholder does not have the right to bring an action on behalf of a company. However, if shareholders representing at least one-tenth of the share capital have opposed a decision to grant discharge to a member of the board of directors or the executive management at a general meeting or refrained from bringing law suits against, among other persons, a member of the board of directors or executive management, a shareholder may bring a derivative action on behalf of the

•  While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, it does permit a shareholder whose name is on the register of shareholders of Topco to apply to court by petition for an order for relief:

1.  when Topco’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

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company against, among other persons, a member of the board of directors or executive management.

•  An individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a negligent act directly against such individual shareholder.

2.  when any act or omission of Topco is or would be so prejudicial.

•  With the exception of suits brought in the U.S. courts under the Securities Act and the Exchange Act, the Topco Articles of Association provide that English courts will have exclusive jurisdiction with respect to any suits brought by shareholders against Topco or its directors.

Share Acquisitions

• The Maersk Drilling articles of association does not contains provisions regarding business combinations or other mergers.

•  The Topco Articles of Association contain provisions that generally restrict “business combinations” between Topco and an “interested shareholder.” These provisions are equivalent to those for Noble and “business combinations” between an “interested shareholder” and Topco are prohibited for a period of three years after the time the interested shareholder acquired its shares, unless:

1.  the business combination or the transaction resulting in the person becoming an interested shareholder is approved by the Topco Board prior to the date the interested shareholder acquired Topco’s shares;

2.  the interested shareholder acquired at least 85% of Topco’s shares in the transaction in which it became an interested shareholder; or

3.  the business combination is approved by a majority of the Topco Board and by a resolution of disinterested shareholders holding at least two thirds of the shares generally entitled to vote which are not owned by the interested shareholder.

•  For purposes of the Topco Articles of Association, “business combinations” is defined broadly to include mergers or consolidations of Topco or any majority owned subsidiaries, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of Topco, and most transactions that would increase the interested shareholder’s proportionate share ownership in Topco. “Interested shareholder” is defined as a

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person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the issued voting shares of Topco.

•  In addition, the Topco Articles of Association contain “Fair Price” provisions to ensure that “business combinations” with an “Interested shareholder”, at any time, are conducted on an arm’s length basis, or otherwise approved by the shareholders. Any such transaction must be (i) approved by at least 80 per cent. of all shareholders entitled to vote (including the shares held by the “Interested shareholder”), or (ii) amongst other things, for fair market value and approved by a majority of the Topco Board (who are not interested in the transaction). The definition of “business combination” for these purposes is different to the above but is also defined broadly and would include mergers or consolidations of the Company or any subsidiary of Topco which has assets with an aggregate market value of over US$10,000,000, sales or other dispositions of assets of Topco or any subsidiary having an aggregate fair market value of over US$10,000,000 and most transactions which would increase the interested shareholder’s proportionate share ownership in Topco.

Mandatory Offers

•  Pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such

•  Except with the consent of the Topco Board or the prior approval of the shareholders, a shareholder, together with persons acting in concert, would be at risk of certain Topco Board sanctions if they acquired more than a 30 percent shareholding in Topco without making an offer for all of the other issued shares that is in cash or accompanied by a cash alternative.

•  Further, pursuant to the Danish rules on mandatory tender offers, if a shareholding is transferred, directly or indirectly, in a company with one or more share classes admitted to trading on a regulated market, to an acquirer or to persons acting in concert with such acquirer, the acquirer and the persons acting in concert with such acquirer, if applicable, shall give all shareholders of

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ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA.

the company the option to dispose of their shares on identical terms, if the acquirer, or the persons acting in concert with such acquirer gains control over the company as a result of the transfer. Control exists if the acquirer, or persons acting in concert with such acquirer, directly or indirectly, holds at least one-third of the voting rights in the company, unless it can be clearly proven in special cases that such ownership does not constitute control. Exemptions from the mandatory tender offer rules may only be granted under special circumstances by the DFSA.

Anti-Takeover Matters

•  The Takeover Order contains a provision according to which the offeror is prohibited from making or amending any incentive agreements with the target company’s management from the time of initiation of the negotiations related to the takeover offer until the completion of the takeover offer or the discontinuation of such negotiations.

•  English law does not expressly prohibit anti-takeover measures, such as shareholder rights plans; however, no such provisions are included in the Topco Articles of Association.

•  The Takeover Order contains a provision applicable to Topco following the Business Combination which would have an anti-takeover effect, according to which the offeror is prohibited from making or amending any incentive agreements with the target company’s management from the time of initiation of the negotiations related to the takeover offer until the completion of the takeover offer or the discontinuation of such negotiations.

Disclosure of Interests

•  Shareholders in Danish companies with shares listed on Nasdaq Copenhagen are required to give simultaneous notice to the company and the Danish Financial Supervisory Authority of the shareholding in the company, when their shareholding reaches, exceeds or falls below thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and thresholds of one-third or two-thirds of the voting rights or nominal value of the total share capital. Maersk Drilling is required to publish an announcement containing the major shareholder interest.

•  Further, Maersk Drilling is required to update its major shareholders registered with the Danish Business Authority.

•  After the Merger Effective Time, the Schedule 13D and Schedule 13G reporting regime will continue to apply to Topco as it will have its shares registered under Section 12 of the Exchange Act.

•  In addition, English law provides that a company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in its issued voting share capital to:

(1) confirm whether this is or is not the case; and

(2) if this is the case, to give further information that it requires relating to his or

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her interest and any other interest in the company’s shares of which he or she is aware.

•  The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two days.

•  As Topco will be listed on Nasdaq Copenhagen, the Danish rules on major shareholder reportings will apply and accordingly, shareholders are required to give simultaneous notice to the company and the Danish Financial Supervisory Authority of the shareholding in the company, when their shareholding reaches, exceeds or falls below thresholds of 5%, 10%, 15%, 20%, 25%, 50% or 90% and thresholds of one-third or two-thirds of the voting rights or nominal value of the total share capital. Topco will be required to publish an announcement containing the major shareholder interest.

Limitation on Enforceability of Civil Liabilities Under U.S. Federal Securities Laws

Ability to Bring Suits, Enforce Judgments and Enforce U.S. Law

•  Maersk Drilling is incorporated under the laws of Denmark, all except for one of the directors and executives of Maersk Drilling proposed directors and expected executive officers, reside in countries other than the United States, and a majority of the assets are located outside of the United States. As a result, it may not be possible for investors to effect service of process upon Maersk Drilling or such directors and officers or to enforce against any of the aforementioned parties a judgement obtained in a United States court.

•  Original actions or actions for the enforcement of judgements of United States courts, relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Denmark.

•  The United States and Denmark do not have a treaty providing for reciprocal recognition and enforcement of judgements, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgement for the payment of money rendered by a United States court based on civil liability will not be

•  As a company listed on the NYSE, Topco and its directors and officers will be subject to U.S. federal securities laws, and investors could initiate civil lawsuits in the U.S. against Topco for breaches of the U.S. federal securities laws.

•  Because Topco will be a public limited company incorporated under English law after the Merger Effective Time, investors could experience more difficulty enforcing judgments obtained against Topco in U.S. courts than would currently be the case for U.S. judgments obtained against Noble. In addition, it may be more difficult (or impossible) to bring some types of claims against Topco in courts sitting in England than it would be to bring similar claims against a U.S. company in a U.S. court. In addition, the Topco Articles of Association will provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders against Topco or its directors.

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directly enforceable in Denmark. However, if the party in whose favor such final judgement is rendered brings a new lawsuit in a competent court in Denmark, that party may submit to the Danish court the final judgement that has been rendered in the United States. A judgement by a federal or state court in the United States against Maersk Drilling will neither be recognised nor enforced by a Danish court, but such judgement may serve as evidence in a similar action in a Danish court.

•  A judgment obtained against Topco from a U.S. court will not be recognized by the English courts but an action may be commenced in the English courts for an amount due under a judgment given by the U.S. courts if that judgment is (a) for a debt or definite sum of money; (b) final and conclusive; and (c) not of a penalty or revenue nature. A judgment may be impeached by showing that: (i) the court in question did not, in the circumstances of the case, and in accordance with the English rules of private international law, have jurisdiction to give that judgment; (ii) the judgment was obtained through fraud; (iii) the enforcement of the judgment would be contrary to the public policy of the U.K.; or (iv) the proceedings in which the judgment was obtained were opposed to the rules of natural justice.

•  Topco and its directors and officers may be subject to criminal penalties in the U.S. arising from breaches of the U.S. federal securities laws, but may not be subject to criminal penalties in the U.K. unless the criminal laws of the U.K. were violated.

•  A criminal judgment in a U.S. court under U.S. federal securities laws may not be enforceable in the English courts on public policy grounds and a prosecution brought before the English courts under U.S. federal securities laws might not be permitted on public policy grounds.

Short Swing Profits

•  While Maersk Drilling directors and executive officers are not subject to specific regulation on “short swing” trading, the Danish Companies Act prohibits members of the board of directors and the executive officers from engaging in speculative transactions concerning the shares of the company.

• As a company listed on the NYSE and subject to the Exchange Act, directors and officers of Topco would be subject to the U.S. securities laws, including the prohibitions on “short swing” trading.

Proxy Statements and Reports

Notices and Reports to Shareholders; Matters to Include

Proxy Statements Generally

• Danish law does not have specific proxy solicitation legislation, but approaches to shareholders may need to comply with the	• The Exchange Act proxy rules will continue to apply to Topco, including notice and disclosure requirements relating to the

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Danish Companies Act and the articles of association.

solicitation of proxies for shareholder meetings.

•  English law does not have specific proxy solicitation legislation, but approaches to shareholders may need to comply with the U.K. Financial Services and Markets Act 2000.

Voting by Proxy

•  A shareholder may appear in person or by proxy at a general meeting, and both the shareholder and proxy are entitled to meet with an adviser. The right to vote may also be exercised by a written and dated instrument of proxy.

•  A shareholder who is entitled to participate in the general meeting may also vote by postal vote. Such postal votes shall be received by the company not later than the business day before the general meeting. Postal votes cannot be withdrawn.

•  The Topco Articles of Association provide that each shareholder is entitled to vote in person or by proxy for each voting share held by such shareholder, but no proxy shall be voted on after 12 months from its date.

•  Topco may provide means, including via the Internet or by means of a telephonically communicated datagram, for the receipt of any document or information relating to proxies.

Approval of Director Compensation

•  As a Danish company listed on Nasdaq Copenhagen, Maersk Drilling is required to present a remuneration policy and submit it for approval by the shareholders at the general meeting at least every four years. Any remuneration to directors or executive officers must be within the limits of the remuneration policy.

•  As a standard agenda item for the annual general meeting of Maersk Drilling, the compensation to members of the board of directors is presented to the shareholders for approval.

•  As a Danish company listed on Nasdaq Copenhagen, Maersk Drilling must prepare an annual remuneration report. Further, any trading in Maersk Drilling Shares must be reported and disclosed in accordance with applicable EU regulation.

•  Topco will remain subject to SEC reporting requirements for director and executive officer compensation and shareholder non-binding advisory votes to approve named executive officer compensation and to determine the frequency of such non-binding advisory votes.

•  English law requires, in the case of officers who are also considered directors under English law, that employment agreements with a guaranteed term of more than two years be subject to a prior approval of shareholders at a general meeting.

•  As Topco will be listed on the NYSE, the directors will also be required to prepare an annual remuneration (or compensation) report under English law. In addition, Topco will be required to prepare a remuneration (or compensation) policy and submit it for shareholder approval at least every three years.

Approval of Auditors

• Under Danish law and Maersk Drilling’s articles of association, shareholders elect the company’s auditor at a general meeting. The	• Under English law, Topco’s shareholders approve the company’s auditors each year. In addition, the company’s annual financial

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auditor shall be a state-authorized public accountant and is elected for a one-year term. The auditor is elected based on a recommendation from the audit committee.

•  Re-election of the auditor may take place to the extent permitted under applicable law.

•  An auditor elected by the general meeting may be replaced before the end of his term of appointment only if there are justifiable grounds for doing so. The auditor may also resign.

•  The annual report must be presented to the shareholders for approval at the annual general meeting. The annual report is approved by a simple majority of votes cast.

statements, which must, to the satisfaction of the Topco Board, give a “true and fair view” of the assets, liabilities, financial position and profit or loss of Topco and the consolidated group, must be presented to the shareholders at a general meeting but are not required to be approved by the shareholders.

Notice

•  Maersk Drilling’s articles of association provides that all communication from the Company to the individual shareholders, including notices convening general meetings, may take place electronically by posting on the Company’s website or by email. General notices shall be published on the Company’s website and in such other manner as may be prescribed by applicable law. The Company may as an alternative choose to send notices, etc. by ordinary post.

•  The Topco Articles of Association provide that whenever notice is required to be given to any shareholder, such notice may be given in writing:

(1) personally;

(2) by mail, addressed to such shareholder, at his or her address as it appears on the records of the company, with postage thereon prepaid;

(3) by sending it in electronic form (if the shareholder has so agreed); or

(4) in certain circumstances, by making the notice available on a website.

Reporting Requirements

• As a Danish company listed on Nasdaq Copenhagen, Maersk Drilling is subject to the reporting requirement under Danish and EU laws and the Nasdaq Nordic Main Market Rulebook.

•  Since Topco would be considered a successor issuer to Noble and would be listed on the NYSE, Topco would remain subject to U.S. securities laws, but would not be subject to the reporting obligations of companies listed on the London Stock Exchange or on any other securities exchange.

•  Since Topco will be listed on Nasdaq Copenhagen, certain reporting requirements under Danish and EU laws as well as the Nasdaq Nordic Main Market Rulebook will apply.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Topco is a private limited company incorporated under the laws of England and Wales, and will re-register as a public limited company prior to the Offer being made. Chapter 7 of Part 10 of the Companies Act contains provisions protecting directors from liability. All statutory references in this Item 20 are to the Companies Act.

Section 232(1) makes void any provision that purports to exempt a director of a company from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company.

Section 232(2) makes void any provision by which a company directly or indirectly provides an indemnity for a director of the company (or of an associated company) against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, except as permitted by:

(a) liability insurance pursuant to Section 233;

(b) qualifying third-party indemnity provisions falling within Section 234; and

(c) qualifying pension scheme indemnity provisions falling within Section 235.

Section 233 permits liability insurance, commonly known as directors’ and officers’ liability insurance, purchased and maintained by a company against liability for negligence, default, breach of duty or breach of trust in relation to the company.

Section 234 allows for Topco to provide an indemnity against liability incurred by a director to someone other than Topco or an associated company. Such an indemnity does not permit indemnification against liability to pay (i) criminal fines, (ii) penalties to a regulatory authority, (iii) the costs of an unsuccessful defense of criminal, (iv) the costs of civil proceedings brought by Topco or an associated company or (v) the costs in connection with an application for relief under Sections 661 (power of court to grant relief in case of acquisition of shares by innocent nominee) or 1157 (general power of court to grant relief in case of honest and reasonable conduct).

Any indemnity provided under Section 234 must be disclosed in Topco’s annual report in accordance with Section 236 and copies of such indemnification provisions made available for inspection in accordance with Section 237 (and every member has a right to inspect and request such copies under Section 238).

Conduct of a director amounting to negligence, default, breach of duty or breach of trust in relation to the company can be ratified, in accordance with Section 239, by a resolution of the members of the company, disregarding the votes of the director (if a member) and any connected member.

To the extent permitted by the Companies Act (as amended from time to time) and without prejudice to any indemnity to which any person may otherwise be entitled, the articles of association of Topco authorize indemnification to the fullest extent permitted under law.

Where a person is indemnified against any liability in accordance with this Item 20, such indemnity shall extend, to the extent permitted by the Companies Act, to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

In accordance with the authorization set out in the Topco articles of association, to the fullest extent permitted by law and without prejudice to any other indemnity to which the director may otherwise be entitled, Topco will enter into deeds of indemnity with its directors and officers. Under the deeds of indemnity, Topco will indemnify its directors and officers to the fullest extent permitted or authorized by the Companies Act, as it may from time to time be amended, or by any other statutory provisions authorizing or permitting such indemnification.

The directors of Topco will, to the fullest extent permitted by law, also be entitled to coverage pursuant to Noble’s current directors’ and officers’ liability insurance.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Exhibit Index on the page immediately before the signature page for a list of exhibits filed as part of this registration statement on Form S-4, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

See page F-1 for an index of the financial statements included in this registration statement on Form S-4.

Item 22.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-S” at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability of the registrant under the U.S. Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering’s by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved thereby, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description
2.1**†	Business Combination Agreement, dated as of November 10, 2021, by and among Noble Finco Limited, Noble Corporation, Noble Newco Sub Limited, and The Drilling Company of 1972 A/S (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement).

3.1**	Form of Articles of Association of Topco (included as Annex B to the proxy statement/prospectus forming a part of this Registration Statement).

5.1***	Opinion of Travers Smith LLP as to validity of the securities being registered.

8.1*	Form of Tax Opinion of Kirkland & Ellis LLP.

10.1**	Irrevocable Undertaking, dated as of November 10, 2021, by and among APMH Invest A/S, Noble Corporation, Noble Finco Limited and The Drilling Company of 1972 A/S (included as Annex C to the proxy statement/prospectus forming a part of this Registration Statement).

10.2**	Form of Voting Agreement (included as Annex D to the proxy statement/prospectus forming a part of this Registration Statement).

10.3**	Form of Relationship Agreement (included as Annex E to the proxy statement/prospectus forming a part of this Registration Statement).

10.4**	Form of Registration Rights Agreement (included as Annex F to the proxy statement/prospectus forming a part of this Registration Statement).

21.1**	Subsidiaries of Topco.

23.1***	Consent of Travers Smith LLP (included in Exhibit 5.1 to this Registration Statement).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered accounting firm of Noble Corporation.

23.3*	Consent of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab, independent auditors of The Drilling Company of 1972 A/S.

23.4*	Consent of KPMG LLP, an independent registered public accounting firm.

23.5*	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).

99.1*	Consent of Ducera Securities LLC.

99.2*	Consent of J.P. Morgan Securities plc

99.3***	Form of Proxy Card for General Meeting of Noble Corporation Shareholders.

99.4**	Consent of Charles M. Sledge, as a designee to Topco’s board of directors.

99.5**	Consent of Claus V. Hemmingsen, as a designee to Topco’s board of directors.

99.6**	Consent of Robert W. Eifler, as a designee to Topco’s board of directors.

99.7***	Exchange Offer Prospectus.

*	Filed herewith.
**	Previously filed.
***	To be filed by amendment.
†

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. Topco agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sugar Land, Texas, on February 7, 2022.

Noble Finco Limited

By:	/s/ Robert W. Eifler
Name:	Robert W. Eifler
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the 7th day of February, 2022.

Name	Title

/s/ Robert W. Eifler Robert W. Eifler	Chief Executive Officer (Principal Executive Officer) and Director

/s/ Richard B. Barker Richard B. Barker	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Noble Finco Limited, has signed this registration statement in the City of Houston, State of Texas on February 7, 2022.

By:	/s/ Richard B. Barker
Name:	Richard B. Barker
Title:	Chief Financial Officer and Director